

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

5 September 2006



BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Paul McWilliams
Group Manager Corporate & External Services
& Company Secretary

Encl.

RECEIVED
2006 SEP -8 P 12:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Issues Raised and Reported to the ASX

Period 1 August 2006 – 31 August 2006 (inclusive)

3 August 2006	ACCC not to oppose Alinta/AGL Joint Venture Proposal
10 August 2006	AGL & ALN lodge Scheme Documentation with ASIC
10 August 2006	Lodges Scheme Booklet with ASIC
16 August 2006	Preliminary Final Report
16 August 2006	Full Year Results Media Release
16 August 2006	FY MD Presentation
16 August 2006	Open Briefing: AGL MD on FY 06 & PNG Pipeline
16 August 2006	SGL & AGL JV plans gas exploration in Hunter Valley
22 August 2006	Completes acquisition of Moranbah stake
24 August 2006	Company Secretary
29 August 2006	AGL Board recommends Shareholders vote YES
29 August 2006	AGL Scheme Booklet Release
29 August 2006	AGL Scheme Booklet
29 August 2006	Correction to Analyst Presentation re: Scheme Booklet Release
29 August 2006	Scheme Booklet Analyst Presentation Revised


ASX
AUSTRALIAN STOCK EXCHANGE


RECEIVED
2006 SEP -8 P 12:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/08/2006

TIME: 16:02:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme Booklet Analyst Presentation Revised

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

a new AGL

scheme booklet release

29 august 2006
Revised






disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agenda

- recommended proposal
- financial overview
- new AGL
- summary
- questions and answers
- appendices






recommended proposal

why vote in favour?

- a superior outcome for AGL shareholders
- you will own shares in two of Australia's largest and most diverse energy and infrastructure companies with proven expertise and impressive growth platforms
    - ➢new AGL, largest integrated energy major in Australia
- significant synergies and cost savings realised by proposals
    - ➢new AGL, identified $60 - $70M/yr sustainable and ongoing cost-outs
    - ➢new Alinta, identified $55M/yr cost savings and synergies
- these benefits from your new shareholdings are expected to deliver increased shareholder returns
    - ➢Total dividend of 80c/s includes 25.5c/s stub dividend on approval (Oct 06)
    - ➢new AGL, EPS 77.6c/s

new AGL, attractive investment targeting15% EPS growth with 60% payout ratio fully franked over medium term

overview

- **new AGL** will hold AGL's existing energy retail, power generation and upstream gas assets together with an initial 33% interest in Alinta's WA retail and cogeneration business (AlintaAGL)[1]
- **new Alinta** will hold the infrastructure assets and asset management businesses of Alinta and AGL, plus an initial 67% interest in AlintaAGL[1]



now
AGL infrastructure assets
AGL energy assets
AGL
Alinta WA retail and WA cogeneration
Alinta infrastructure
Alinta
after recommended proposal
new AGL
new
AGL
33%
Alinta AGL1
67%
AGL infrastructure assets
Alinta infrastructure
new
Alinta

1. new AGL will initially have a 33% interest in AlintaAGL, but has the option to increase this interest to 100% over five years.

recommended proposal

impact on shareholdings

if the recommended proposal proceeds, for each AGL share AGL shareholders will receive:

- 1 new AGL share; and
- 0.6117 new Alinta shares



AGL
100 shares



If the recommended proposal proceeds
new
AGL
100 shares
new
Alinta
61 shares1

1. participating AGL Shareholders will receive 0.6117 new Alinta Shares for every AGL Share that they hold

Australia's leading energy and infrastructure companies



Alinta
Gas Transmission Pipelines
Dampier to Bunbury Natural Gas Pipeline (14.3%)[1]
Australian Pipeline Trust (40.25%)
Infrastructure Investments
Alinta Infrastructure Holdings (20%)
Gas Distribution Networks
AlintaGas (74%)
Multinet (20%)
AGL's NSW gas network
ActewAGL gas network (50%)
Electricity Distribution Networks
United Energy Distribution (34%)
AGL's Vic electricity network
ActewAGL electricity network (50%)
Asset Management
Alinta asset management
Agility asset management
Other Investments
Wattle Point Wind Farm (SA) – 91 MW
Cawse Cogeneration (WA) – 16 MW
Gas Valpo
WLPG
Alinta EATM
AlintaAGL[2]
Electricity Generation (WA)
Pinjarra 1 cogeneration[2] – 1x140 MW
Additional developments under Alcoa generation alliance
Alinta Retail (WA)
540,000 gas customers
1,000 electricity customers
AGL
AGL Retail (NSW, Vic, SA, Qld, ACT)
1.44m electricity customers
1.34m gas customers
ActewAGL retail (50%): 260,000 electricity & gas customers
Elgas (50%)
Electricity Generation
AGL Hydro – 645 MW
Loy Yang A (32.5% of 2,120 MW) – 689 MW
Hallett Power Station – 180 MW
Somerton Power Station – 150 MW
Other cogeneration – 9 MW
Landfill gas portfolio – 14 MW
Upstream Gas
PNG Upstream Gas Project (10%)
Sydney Basin CSM Assets (50%)
Moranbah Gas Project (50%)
Wholesale gas supply arrangements
HC Extractions
Key:
Gas transmission
Gas distribution
Gas fired generation
Electricity distribution
Cogeneration
Upstream gas
Coal fired generation
Wind generation
Hydro generation

1. As at 31 July 2006, Alinta held a 14.3% interest in the DBNGP which will increase to 20% upon completion of agreed capital contributions.
2. new AGL will initially have a 33% interest in AlintaAGL, but has the option to increase this interest to 100% over five years.

financial overview

greg hayes
chief financial officer



new AGL income statement

new AGL	Year ended 30 June 2006 Pro forma $m	Year ended 30 June 2007 Pro forma $m
Sales revenue	3,804	4,188
EBITDA	515	738
EBIT	423	568
Finance costs[1]	31	-61
Profit before tax	454	507
Tax	-149	-195
Profit after tax	**305**	**312**
EPS (cents)[2]	**66.9**	**77.6**

1. The 2006 pro forma finance costs are based on new AGL net debt calculated as the difference between total AGL net debt, less the AGL Infrastructure assets agreed net debt under the Recommended Proposal of $3,104 million.
2. EPS for the year ended 30 June 2006 is based on weighted average shares outstanding of approximately 456.1 million. The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Recommended Proposal.

new AGL EBITDA and EBIT

new AGL	EBITDA ($m) Year ended 30 June 2006 Pro forma $m	EBITDA ($m) Year ended 30 June 2007 Pro forma $m	EBIT ($m) Year ended 30 June 2006 Pro forma $m	EBIT ($m) Year ended 30 June 2007 Pro forma $m
Retail Energy				
AGL[1]	201	203	192	196
ActewAGL	15	12	15	12
Elgas	13	13	13	13
Retail Energy total	229	228	220	221
Merchant Energy				
Wholesale energy and power generation[2]	178	214	155	184
Upstream gas[2]	104	278	63	164
Merchant Energy total	282	492	218	348
AlintaAGL	-	10	-	10
Other	4	8	(15)	(11)
Total	**515**	**738**	**423**	**568**

1. Allocation of pro forma financial information for new AGL is based on new AGL's internal management reporting, which includes internal transfer pricing. The 2006 pro forma results shown reflect a different allocation from the external reporting format (see appendix)
2. For consistency with the forecast year, the year ended 30 June 2006 results exclude mark to market impacts of derivatives. A benefit approximately $8 million in wholesale electricity activities was offset by a loss of approximately $8 million relating to PNG oil hedging.

key financials

capital structure and funding overview

pro forma 30 June 2006 ($millions)	new AGL
current debt	3
non current debt	1,342
total debt	1,345
cash	65
net debt[1]	1,280
equity	3,148
forecast underlying operating cash flow 2007	~400
gearing (debt/debt + equity)	29%
confirmed S&P credit rating	BBB

- appropriate financial structure for integrated energy company ($2bn debt facility, initial drawdown ~$1.3bn)
- significant, flexible and sustainable capital structure to pursue growth opportunities and maintain BBB rating (targeting FFO/interest 5x)
- change in size of buy back of AGL shares from Alinta will reduce new AGL's net debt position[1]

1. Net debt adjusted due to reduced share buy back, 12 million shares

growth in earnings and dividends

the recommended proposal is expected to deliver substantial EPS growth for AGL shareholders as a result of cost savings and synergies

- 17% increase in earnings per share; and
- increase in dividends per share
  - new AGL payout ratio of ~60% provides funding flexibility for future growth

earnings per share
113.1 cents
AGL
96.5 cents
new Alinta
35.5 cents
new AGL
77.6 cents
pre recommended proposal 2007[1]
post recommended proposal 2007[1]
dividends per share[2,3]
113.6 cents
114.3 cents
AGL[4]
79.5 cents
new Alinta
20.3 cents
new AGL
34.2 cents
AGL
25.5 cents
80 cents
pre recommended proposal 30 June 2007
post recommended proposal 30 June 2007

1. AGL and new AGL are for the year ending 30 June. new Alinta is for equivalent 31 December year end as Scheme Booklet.
2. Dotted line indicates the gross dividend (that is inclusive of franking credits).
3. The dividends following implementation of the Recommended Proposal assume a Transaction Implementation Date of 25 October 2006 and are calculated based on new AGL and new Alinta forecasts as presented in the Scheme Booklet.
4. As per top-end of original demerger range

new AGL

paul anthony

managing director and ceo



our strengths

- highly experienced at operating in deregulated markets
- Australia's largest retailer of gas, electricity and related services
  - ~ 2.8m customer accounts (~1.1m dual fuel) across NSW, Victoria, South Australia and Queensland
  - ~ 0.8m customer accounts through JVs
- no regulatory assets in asset base
- significant scale, brand strength and heritage
- strong entry balance sheet offering growth potential and increasing shareholder returns
- robust asset portfolio and opportunity to grow in new carbon-constrained environment
- strong natural hedge to our customer base with opportunity to grow through further integration upstream






a focussed energy company



snapshot
Retail Customers
2M Gas
1.6M Electric
1.3M Dual Fuel
(inc. JVs)
Generation
1,733 MW Equity
3,258 MW (inc. JVs)
Gas Reserves
3,785 PJs contracted
650 PJs Equity Gas
New Generation
1,800-2,700 MW
under review
Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogas generation
Upstream gas
PNG Upstream Gas Project(10%)
1,500 PJ terminating in2028
Cooper Basin
605 PJ contracted,
terminating 2006,
2011, 2016
Moranbah Gas Project(50%)
Bowen/Surat Basin
335 PJ contracted,
terminating 2020
QLD Customers
1,000 electricity
AlintaAGL WA
Customers (33%)¹
540,000 gas
1,000 electricity
AGL Hydro NSW
(53 MW)
SA Customers
53,000 gas
538,000 electricity
Sydney CSM
Project
(50%) 145 PJ
terminating
in 2015
AlintaAGL Pinjarra1
cogeneration¹
(33% of 140 MW)
Hallett
(180 MW)
NSW Customers
775,000 gas
192,000 electricity
ACT Customers
107,000 gas
153,000 electricity
VIC Customers
511,000 gas
711,000 electricity
AGL Hydro Vic
(593 MW)
Loy Yang A
(32.5% of 2,120 MW)
Other cogeneration(9 MW)
Landfill gas portfolio(14 MW)
Somerton
(150 MW)
Gippsland Basin
1,200PJ contracted,
terminating 2009,
2017

1. new AGL will initially have 33% of AlintaAGL with option to go to 100% over 5 years.

new AGL strategy

the four corners strategy

- establish cornerstone positions in both upstream supply and downstream retail for electricity and gas
- extract value from opportunities along dual supply chains as hunters and gatherers
- achieve robustness and diversification through multiple profit pools
- cover base risk and price exposure by an integrated approach

	upstream supply	downstream retail
electricity	 	
gas		

integrated strategy

hunters and gatherers of value across the value chain



fuel contracts | thermal fuel generation | renewable generation | power purchase agreements | complex hedge products and trading

3.6 million retail gas and electricity accounts



upstream equity gas | contract gas | diversity of supply contracts | gas storage | diversity of haulage products



growth platform skills to succeed across gas and electric chain

retail gas

build on strong position

- leading player with customer base of 2 million (~40% market share) with strong positions in NSW, VIC and through JVs in WA and ACT
- reducing cost and improving service through Project Phoenix
- acquisitive growth opportunities in QLD
- consolidation opportunity in WA business
- very strong position in LPG (~43% share) with further growth opportunities



approximate natural gas accounts
NT
WA
SA
Tas
Vic
ACT
NSW
Qld
0%
100%
14%
0%
32%
100%
82%
0%
AGL wholly owned
AGL JV
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
Accounts (millions)

retail electricity



become lower cost

- large customer base of 1.6 million (18%) with strong positions in VIC, SA and in ACT through JV
- achieve lowest cost-to - serve
- acquisitive growth opportunity in QLD (fastest growing market) through government sale
- win share in existing markets through dual fuel cross-sell and new "attacker" niche businesses



approximate electricity accounts
NT
WA
SA
Tas
Vic
ACT
NSW
Qld
0%
0%
77%
0%
29%
6%
0%
AGL wholly owned
AGL JV
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
Accounts (millions)

electricity generation





cover own peak demand

- strategic position in power generation with focus on peak assets to balance downstream price risk and capture share of profit pool as it moves to upstream suppliers
- currently able to meet ~80%[1] of average and ~44%[1] of own peak demand
- organic investments needed to meet 100% of future peak demand (~1,300 MW needed)
- new investments in gas-fired, hydro and wind to diversify portfolio and enhance future carbon footprint

timeline	2007 – 2011
in progress	Hallett wind power generator 95MW (SA)
in development	Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
	Hallett gas power generator expansion 250MW (SA)
	Townsville gas generator 370MW (Qld)
	Bluff wind power generator 45MW (SA)
planning stage	Mica Creek upgrade 70-100MW (Qld)
	Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
	Leafs Gully stage 1 300MW (NSW) and stage 2 500MW (NSW) gas power generators

1. Equity generation coverage in key markets of Vic and SA.

upstream gas

east coast supply

- strong commercial reserves of upstream gas in Eastern Australia of ~ 3,785 PJ of contracted gas to ensure wholesale gas costs are maintained at competitive levels
- acquisitive growth opportunities to secure longevity and continuity of supply at lowest cost and to manage exposure of retail business
- educated player but not principal E&P participant (equity positions only)
- exploring storage and distributed generation technologies to enhance flexibility and diversity of fuel supply


Key:
Contract gas
(remaining under contract)
Equity interests
LPG assets
PNG
1,500 PJ
PNG
10% equity
Carnarvon
Basin
(AlintaAGL)
Moranbah Gas
50% equity
Cooper Basin
605 PJ
Surat CSM
335 PJ
Sydney CSM
145 PJ
Sydney CSM
50% equity
Gippsland
Basin
1,200 PJ
HC Extractions
(100%)

new AGL – papua new guinea

- new AGL's investment in upstream oil and gas reserves
  - new AGL has invested ~$560 million for a 10% share of the upstream gas project including various interests in a number of developed oil fields in the Southern Highlands of PNG
  - $39 million of this investment relates to the upstream PNG gas project; the remainder relates to oil reserves
  - new AGL's 1P estimate of gas reserves relating to the gas project is in the order of 550 PJ
  - in 2007, we predict EBITDA flowing from new AGL's upstream interests in PNG to be in the order of $250 million
- new AGL's right to build and operate the PNG pipeline
  - new AGL has is a 50% joint venture party in APC [1], a consortium which has a right to build, own and operate the PNG pipeline in Australia
  - in recent weeks, APC has taken a prudent decision to curtail expenditure on FEED due to the absence of foundation load demonstrating strong capital discipline
  - given new AGL's concentrated focus as an energy company, it will only exercise its right to participate if the economic criteria look attractive
  - new AGL's current view is that a unified approach to the FEED is more likely to result in an optimal solution



1. AGL Petronas consortium

new AGL

making the difference

- accelerate integration to perfect natural hedge by organic and acquisitive growth
- deepen our relationship with customers
- drive operation efficiency and effectiveness by reorganisation
- secure competitive cost to serve through Project Phoenix offering data driven proposition, better targeting, increase opportunity to cross-sell and retain customers






integration

trading to manage risk

- leverage position as one of the largest purchasers of wholesale gas and electricity in Australia to reduce cost of supply
- exploit scale and ingenuity to capture least cost-to-serve advantage
- achieve appropriate balance between contract and equity supply
- use superior market insight to develop new innovative retail products
- actively participate in game-changing and disruptive technologies e.g. smart meters, demand-side management



Risk Mitigation
Diversified, Flexible Portfolio of Equity & Contract positions
Profit Maximisation
Avoiding the commodity price trap by participating in upstream & downstream profit pools

new AGL

what it will take to succeed

- appetite for entrepreneurialism suited to spotting external opportunities
- agile and swift in our responsiveness to the market
- united in our approach to maximise value and mitigate risk
- extreme cost and capital discipline
- talented people characterised by "performance, delivery and contribution" rather than "service, status and hierarchy"
- simplification and reduction of bureaucracy wherever possible
- open and frank culture


a new
culture for a
new AGL

new AGL

breaking down silos

ceo

people & culture · merchant energy · finance · business development · retail · external affairs

growing competencies

maximise use of human capital · framing performance hurdles · spotting and developing talent · developing leaders

shaping market rules/policy and protect brand

shaping policy · monitoring compliance · strategic communication · maximise leverage of AGL brand

best use of financial and human capital

strategy · planning · investment targeting · opportunity screening and prioritisation · continue improvement

financial targeting

capital rationing · finance targetry · cash management · treasury · performance monitoring

opportunity pipeline

continuous flow to opportunity pipeline for opportunity screening

external

optimisation of hedge

optimisation of physical and derivative hedges

powering efficiency and effectiveness



2250
FTEs inc. contractors
Overhead
Merchant
Retail
-50%
2006
2007
2008
OPEX/Customer to serve
$91
$68
$?
today
post Phoenix
further savings

Carefully targeted cost savings of $60 - $70M identified in Scheme Booklet and new initiatives already instigated to achieve further savings over the above.

earnings outlook

strong earnings[1] growth to drive TSR

- strategy to target high growth energy sectors
- operating scale advantages
- value-adding inorganic growth opportunities
- cost saving initiatives


EBITDA[2] ($m)
annual growth 43.3%
515
738
2006
2007
earnings per share (cents)
annual growth 16.0%
66.9
77.6[3]
2006
2007

1. forecast earnings are on a business as usual basis for new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after pro forma adjustments
3. 80.4 normalised for full year impact of recommended proposal.

summary



recommended proposal

key benefits

1. diversified portfolio of assets across Australia with strong growth trajectory
   - strong growth potential in new AGL's retail and power generation businesses and upstream gas portfolio
   - new Alinta project to grow through synergistic benefits and organic and inorganic growth opportunities
2. separate, focussed businesses each with expert management
   - new AGL to focus on growth and maximising shareholder returns
   - new Alinta state a focus on delivering strong and consistent earnings and dividend growth
   - appropriate capital structures to support future growth and payment of dividends

3. cost savings and synergies
   - projected new AGL cost savings of $60–$70m p.a. plus additional restructuring benefits
     - energy billing system and process rationalisation, streamlining company functions
   - new Alinta project cost savings and synergies of $55m p.a.
     - combination of AGL and Alinta's asset management businesses and elimination of duplicate corporate costs

indicative timetable

October 2006

Monday	Tuesday	Wednesday	Thursday	Friday	Saturday	Sunday
1 September dispatch scheme booklet and notices of meeting to AGL shareholders						1
2	3	4	5	6 AGL & Alinta scheme meetings	7	8
9 court hearing for approval of the scheme	10	11 **effective date** last date AGL shares trade with an entitlement to participate in scheme	12 New AGL and New Alinta commence trading on a deferred settlement basis	13	14	15
16	17	18 record date for determining entitlements	19	20	21	22
23	24	25 transaction implementation date	26 normal trading of New AGL shares commences	27	28	29
30	31					

directors' recommendation

AGL directors

- unanimously recommend proposal to shareholders
- will vote all shares they own and control in favour of the recommended proposal

independent expert findings

- recommended proposal in the best interests of shareholders
- enhances the strategic and other benefits of AGL's original demerger proposal
- AGL shareholders will be better off if the recommended proposal is implemented than if it is not

questions and answers




q&a

further information/contacts

a full range of information on AGL including a soft copy of the scheme booklet, prior AGL annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
the australian gas light company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
email: gthompson@agl.com.au

appendices

new AGL



EBIT sensitivity

EBIT sensitivity Year ending 30 June 2007	Impact $m
Retail Energy	
1% change in mass market electricity volume	+/- 3.7
1% change in mass market gas volume	+/- 2.7
PNG Upstream Gas Project	
US$5/bbl oil price (West Texas intermediate) change[1]	+/- 2.9
A$0.01 change to the A$/US$ exchange rate	+/- 2.1
0.2 million bbl change to oil production	+/- 12.3

1. new AGL's oil hedging comprises a mix of swaps and options cover, resulting in approximately 85% of sales volumes for the year ending 30 June 2007 being fixed at approximately US$69/bbl. The options (approximately 15% of sales volume) result in a minimum oil price of approximately US$59/bbl, although revenue can vary to the extent that the oil price is above this price.
2. The analysis assumes sales are equal to production and hence does not include any draw-downs from, or increases to, inventories which would reduce the sensitivity to production changes. As a result, the sensitivity shown is a timing difference only and not a permanent impact on EBIT.

reconciliation

new AGL Management v Statutory reconciliation ($m)	2006 EBITDA	2006 EBIT	2007 EBITDA	2007 EBIT
Merchant Energy				
Statutory reporting[1]	210	147	365	222
Wholesale energy supply benefit	72	71	127	126
Management reporting	**282**	**218**	**492**	**348**
Retail Energy				
Statutory reporting	273	263	330	322
Wholesale energy supply benefit	-72	-71	-127	-126
Management reporting	**201**	**192**	**203**	**196**

1. Includes LPG production and excludes contracted power generation

key retail market statistics

natural gas - 186.2 Pj

electricity* - 22,148 GWh

customer type:


Wholesale
25%
Residential and small business
33%
Industrial and commercial
42%

Industrial and commercial 56%

Residential and small business 44%

geography:


16%
43 %
36%
5%

3%

31%

23 %

43%

*excludes volume supplied to ACTewAGL

portfolio

wholesale gas

supply source	counter parties	volume remaining under contract (PJ)	term remaining
Cooper Basin	South Australian & South West Queensland Cooper Basin Producers (including Santos & Origin Energy)	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	Origin Energy	335	2020
Gibbsland Basin	Gascor, Esso/BHP	1,200	Two agreements, terminating 2009 and 2017
Sydney CSM	Sydney Gas/AGL	145	2015
PNG	PNG Gas Producers (including ExxonMobil, Oil Search and AGL)	1,500	2028
TOTAL		**3,785**	

portfolio

existing power generation

plant	net Capacity (MW)	fuel	state
Somerton	150	gas	Vic
Hallett	180	gas	SA
Hydro	645	hydro	Vic & NSW
Cogeneration	9	gas	Vic & SA
Other	14	landfill & biogas	Tas, WA, Vic & NSW
Loy Yang A (32.5% share of 2,120 MW generation capacity)	689	brown coal	Vic
AlintaAGL Pinjarra 1 (33% share of 140 MW generation capacity)	46	gas	WA
Total	**1,733**		

fuel mix

Landfill and biogas 1%
Hydro 37%
Brown coal 40%
Gas 22%

portfolio

power generation



existing portfolio



Pinjarra 1&2*
280 MW (33%)
Hallett
180 MW
Somerton
150 MW
NSW Hydro
52.5 MW
Victorian Hydro
592.7 MW
Loy Yang A
2,120 MW (32.5%)

Additional 9 MW in Vic and SA

Total 14 MW in Vic, NSW, Tas and WA

renewable energy portfolio



Burrendong 19 MW
Copeton 22.5 MW
Pindari 5.7 MW
Glenbawn 5.5 MW
Flat Rock Rd 1.1 MW
Banimboola 12 MW
Dartmouth 180 MW
Yarrawonga 9.5 MW
Cairn Curran 2 MW
Werribee 7.8 MW
Kiewa 241 MW
Eildon 135 MW
Rubicon 13 MW
Jackson Rd 1.1 MW
McRobies Gully 1.1 MW

Gosnells 1 MW, and Rockingham 2 MW in WA

Generation Key: Hydro · Gas · Brown coal · Cogeneration · Landfill and biogas

Pinjarra 1 (140MW) completed, with Pinjarra 2 (140 MW) under construction, scheduled for completion in early 2007

taxation implications

AGL has applied for a class ruling from the ATO to confirm the anticipated taxation consequences as set out below

	Is CGT payable as a result of the recommended proposal?	what is the cost base of new AGL shares and new Alinta shares?
pre-CGT AGL shares (i.e. AGL shares acquired before 20 September 1985)	no	the market value of AGL Shares at the time of the Recommended Proposal will be split between the new AGL shares and the new Alinta shares to be received under the recommended proposal
post-CGT AGL shares (i.e. AGL shares acquired after 19 September 1985)	no	the existing cost base in AGL shares will be split between the new AGL Shares and the new Alinta Shares to be received under the recommended proposal

For most Australian tax resident AGL shareholders, the cost base of their AGL shares will be the amount paid for those AGL shares less the capital return of 50 cents per AGL share paid in April 2005.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/08/2006

TIME: 15:59:35

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Correction to Analyst Presentation re:Scheme Booklet Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Fax: +61 2 9921 2552

ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

29 August 2006

Correction to Analyst Presentation on AGL Scheme Booklet release

AGL advises it has made corrections to typographical errors contained within slides 6 (Alinta's Australia Pipeline Trust shareholding), 14 (Moranbah Gas Project notation and ActewAGL electricity customer numbers) and 19 (average and peak demand coverage notation) of the analyst presentation released to the ASX this morning, 29 August in relation to the AGL Scheme Booklet release.

A corrected version of the full presentation is attached and will also shortly be uploaded to the AGL website : www.aglinvestor.com

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/08/2006

TIME: 09:08:17

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Scheme Booklet

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

PART ONE

TO SHARE IN TWO MAJOR AUSTRALIAN ENERGY COMPANIES VOTE

YES

Your AGL Directors unanimously recommend that you vote in favour of the Recommended Proposal.


AGL

What is this Booklet for?

This Booklet is about the Recommended Proposal between AGL and Alinta to create:

- **AGL Energy** (to be known as "AGL" following implementation of the Recommended Proposal) – one of Australia's leading integrated energy companies providing energy services to over three million customer accounts; and
- **New Alinta** (to be known as "Alinta" following implementation of the Recommended Proposal) – Australia's largest energy infrastructure company listed on ASX.

This Booklet has two Parts and contains both summary and detailed information about the Recommended Proposal for you to consider before you vote on the Recommended Proposal at the meetings of AGL Shareholders on 6 October 2006.

Part 1 provides an overview of the Recommended Proposal including all the relevant dates. More detailed information concerning the Recommended Proposal can be found in Part 2. You should read both Parts 1 and 2 in their entirety before voting on the Recommended Proposal.

This Part 1 contains certain forward looking statements. AGL Shareholders should refer to the caution included in the Important information section in Part 2 in relation to forward looking statements.

If you have any questions, please call the AGL Shareholder Information Line on 1800 824 522 (within Australia) or +61 2 8280 7012 (international)

The Independent Expert has concluded that the Recommended Proposal is in the best interests of AGL Shareholders.

The AGL Board unanimously recommends that AGL Shareholders vote in favour of the Recommended Proposal

What you should do

(1) Carefully read this Booklet

You should read Parts 1 and 2 of this Booklet in full before making any decision on how to vote.

There are answers to some frequently asked questions beginning on page 31.

If you have any questions, you can call the AGL Shareholder Information Line on 1800 824 522 (within Australia) or +61 2 8280 7012 (international), Monday to Friday between 8.30am and 5.30pm Sydney time.

(2) Vote on the Recommended Proposal

As an AGL Shareholder, you are entitled to vote on whether you want the Recommended Proposal to proceed or not.

You can vote:

- by proxy, using the enclosed proxy form;
- by proxy at www.agl.com.au; or
- in person by coming to the AGL Scheme Meeting to be held at 10.30am Sydney time on 6 October 2006.

To ensure that the proxy form is valid, you should return it by 11.00am Sydney time on 4 October 2006. You can do this by using the enclosed envelope or by faxing the form to the AGL Share Registry on +61 2 9287 0309 or on-line at www.agl.com.au.

Key dates for the Recommended Proposal

Date	Event
11.00am Sydney time on 4 October 2006	Latest time to lodge your proxy form
7.00pm Sydney time on 4 October 2006	Time and date for determining who is eligible to vote
10.30am Sydney time on 6 October 2006	Scheme Meeting to vote on AGL Scheme[1]
9 October 2006	Court hearing for approval of AGL Scheme
12 October 2006	AGL Energy and New Alinta commence trading on ASX (on a deferred settlement basis)
7.00pm Sydney time on 16 October 2006	Record date for Transaction Dividend[2]
7.00pm Sydney time on 18 October 2006	AGL Scheme Record Date
23 October 2006	Transaction Dividend payment date[2]
25 October 2006	Transaction Implementation Date

Notes: 1. The Alinta Scheme Meeting will occur on the same date.
2. The Transaction Dividend will only be paid if the Recommended Proposal proceeds.

Part 1 Contents









Chairman's letter

9 August 2006

Dear AGL Shareholder,

Your Board is very pleased to put before you a valuable opportunity to own shares in two major Australian energy companies. This opportunity is described in this Booklet as the Recommended Proposal.

The first company, AGL Energy, will be one of Australia's leading integrated energy companies. It will include AGL's retail and power generation businesses, AGL's upstream gas portfolio, and an initial 33% interest in the Western Australian AlintaAGL energy business. AGL Shareholders will own 100% of AGL Energy.

The second company, New Alinta, will be Australia's largest energy infrastructure company listed on ASX. It will be formed from a merger of the infrastructure assets and infrastructure management businesses of Alinta and AGL. AGL Shareholders will own 46% of New Alinta.

Under the Recommended Proposal, for every 100 AGL shares you currently own you will receive 100 shares in AGL Energy and 61 shares[1] in New Alinta.

Creating enhanced longer term shareholder value

As you may be aware, the AGL Board has, for some time, been looking at ways of creating enhanced longer term shareholder value.

The AGL Directors unanimously recommend this proposal as the best opportunity to create this value.

This is because the Recommended Proposal:

- forms two companies with **separate, focussed businesses,** management expertise and business strategies consistent with AGL's Original Demerger Proposal;
- realises a **control value** for the AGL infrastructure assets merged with Alinta;
- retains 100% of the **AGL Energy cost savings**, and allows you, through your shares in New Alinta, to participate in the **cost savings and synergies** of merging the infrastructure assets; and
- enables you to benefit from **growing shareholder returns** through your new shareholdings in AGL Energy and New Alinta.

The Independent Expert has concluded that the Recommended Proposal is in the best interests of AGL Shareholders.

The Recommended Proposal will be principally implemented by way of separate AGL and Alinta schemes of arrangement, which require the approval of AGL Shareholders and Alinta Shareholders at separate **shareholder meetings on 6 October 2006**. The approval of the Court is also required.

Please read both Parts 1 and 2 of this Booklet in full, as both Parts contain important information for all AGL Shareholders and tell you what you need to do to vote on the Recommended Proposal. You can vote by proxy or in person. Further details of how you can vote are set out in frequently asked question 14 in this Part 1 of this Booklet.

The AGL Board appreciates your continued interest in the future of AGL. If you have any questions about the Recommended Proposal, please call the AGL Shareholder Information Line on 1800 824 522 (within Australia) or +61 2 8280 7012 (international) from Monday to Friday between 8.30am and 5.30pm Sydney time.

The AGL Directors look forward to seeing you at the AGL Scheme Meeting on 6 October 2006.

Yours sincerely

Mark Johnson

Chairman

1. Participating AGL Shareholders will receive 0.6117 New Alinta Shares for every AGL Share that they hold.

The Recommended Proposal

The Recommended Proposal involves a merger of AGL's and Alinta's infrastructure and asset management businesses and the separation of AGL's energy business to create two new listed entities, AGL Energy and New Alinta:

- **AGL Energy** will be a focussed, integrated energy company combining AGL's existing energy business and 33% of Alinta's WA retail and cogeneration business (AlintaAGL) with the option to acquire the remaining 67% over the next five years; and
- **New Alinta** will hold the merged AGL and Alinta infrastructure assets and asset management businesses and an initial 67% interest in AlintaAGL.



Now
After implementation of the Recommended Proposal
Alinta WA retail and WA cogeneration
AGL Energy
Alinta infrastructure
AGL
Alinta
AGL Energy
33%
AlintaAGL
67%
Alinta infrastructure
Energy
New Alinta

Note: 1. AGL Energy will initially have a 33% interest in AlintaAGL, but has an option to increase this interest to 100% over five years.
Source: AGL

Value attributed to AGL Infrastructure Assets

The Independent Expert has concluded that in merging the AGL Infrastructure Assets with Alinta's business, the value attributed to the AGL Infrastructure Assets exceeds the standalone value of those assets and is within the value range on a full control basis. As explained in this Booklet, this value is partly reflected in the shareholdings that you will receive.

The value attributed to the AGL Infrastructure Assets under the merger is within the Independent Expert's value range on a full control basis

What shares YOU will receive



If the Recommended Proposal proceeds and you hold 100 AGL Shares, you will receive:

- 100 AGL Energy Shares; and
- 61 New Alinta Shares[1].


AGL
100 Shares

If the Recommended Proposal proceeds


AGL
Energy
100 Shares


New
Alinta
61 Shares[1]

Note: 1. Participating AGL Shareholders will receive 0.6117 New Alinta Shares for every AGL Share that they hold.
Source: AGL

How will the Recommended Proposal be implemented?

The principal steps necessary to implement the Recommended Proposal are:

- AGL Shareholders must approve the acquisition of AGL by New Alinta under a scheme of arrangement (the AGL Scheme);
- Alinta Shareholders must approve the acquisition of Alinta by New Alinta under a scheme of arrangement (the Alinta Scheme);
- the Court must approve both the AGL Scheme and the Alinta Scheme; and
- AGL Energy is separated from New Alinta and becomes a separate public company listed on ASX.

Overview of AGL Energy

Overview of AGL Energy

"AGL Energy will be one of Australia's leading integrated energy companies, with the country's largest retail energy customer base.

AGL Energy will be focussed on delivering value for shareholders through careful planning and its identified pipeline of growth opportunities."



Mark Johnson, Chairman



Paul Anthony, CEO

Strengths of AGL Energy

- ✓ **Diversified portfolio** of energy assets expected to deliver increasing shareholder returns
- ✓ **Strong growth** potential through its retail and power generation businesses and upstream gas portfolio
- ✓ Planned developments in power generation and upstream gas supplies will further enhance AGL's **integrated energy strategy**
- ✓ **Cost savings** programs underway to drive shareholder value
- ✓ **Management experience** and track record in the National Electricity Market



Key:

- Hydro generation
- Gas generation
- Brown coal generation
- Cogeneration
- Landfill and biogas generation
- Upstream gas

AlintaAGL, WA Customers (33%)[1]
- 540,000 gas
- 1,000 electricity

SA Customers
- 53,000 gas
- 538,000 electricity

AlintaAGL Pinjarra 1 cogeneration[1,2] (33% of 140 MW)

VIC Customers
- 511,000 gas
- 711,000 electricity

NSW Customers
- 775,000 gas
- 192,000 electricity

Hallett (180 MW)

Somerton (150 MW)

Loy Yang A (32.5% of 2,120 MW)

AGL Hydro Vic (593 MW)

AGL Hydro NSW (53 MW)

LPG Assets
- Elgas (50%)
- HC Extractions

QLD Customers
- 1,000 electricity

ActewAGL Customers (50%)
- 107,000 gas
- 153,000 electricity

[illegible]

Other cogeneration (9 MW)

Landfill gas portfolio (14 MW)

Notes: 1. AGL Energy will initially have a 33% interest in AlintaAGL, but has an option to increase this interest to 100% over five years.
2. An additional 491 MW is currently under construction or development.

Sources: AGL Annual Report 2005, AGL Original Demerger Booklet, Alinta Annual Report 2005, AGL website


Australia's largest retail energy customer base with dynamic growth opportunities

Overview of New Alinta

Overview of New Alinta

"Alinta will emerge as Australia's largest energy infrastructure company listed on ASX, with around $14 billion worth of assets under management. The transaction is expected to increase Alinta's market capitalisation from around $3 billion to more than $5 billion."



John Poynton, Chairman



Bob Browning, CEO

Strengths of New Alinta

- ✓ **Nationally diversified** portfolio of quality assets
- ✓ **Proven experience** in managing infrastructure assets
- ✓ **Proven track record** of acquiring and integrating infrastructure assets
- ✓ New Alinta will be in a sound financial position with an **expanded capital base** and **strong balance sheet**




Key:
Cogeneration
Wind generation
Electricity distribution
Gas distribution
Other Investments
Alinta Infrastructure Holdings (20%)
Australian Pipeline Trust (40.25%)4
Gas Valpo, Chile
WLPG, WA
Asset Management
Alinta asset management
Agility asset management
AlintaAGL, WA Customers (67%)1
540,000 gas
1,000 electricity
AGL's NSW gas distribution network
Wattle Point Wind Farm (91 MW)
Dampier to Bunbury Natural Gas Pipeline (14.3%)2
AlintaAGL Pinjarra 1 cogeneration1, 3 (67% of 140 MW)
AlintaGas network (74%)
Cawse cogeneration (16 MW)
AGL's Vic electricity distribution network
United Energy Distribution network (34%)
ActewAGL gas and electricity distribution networks (50%)
Multinet gas distribution network (20%)
Lilydale
Melbourne
Frankston
Flinders

Notes: 1. New Alinta will intially hold a 67% interest in AlintaAGL, but AGL Energy has an option to increase its initial 33% interest to 100% over five years.
2. As at 31 July 2006, Alinta held a 14.3% interest in the DBNGP which will increase to 20% upon completion of agreed capital contributions.
3. An additional 491 MW is currently under construction or development.
4. Under the Recommended Proposal, New Alinta will acquire AGL's 30% interest in the units of APT. The remaining 10.25% interest in the units of APT shown in this figure are at the date of this Booklet held by Alinta and are the subject of Takeovers Panel proceedings as described in Section 3.2(d).

Sources: AGL Annual Report 2005, AGL Original Demerger Booklet, Alinta Annual Report 2005, Alinta website


Australia's largest manager of energy infrastructure assets



Benefits of your new shareholdings from the Recommended Proposal

Through your new shareholdings in AGL Energy and New Alinta, you will have the benefit of:



1. diversified portfolios of assets with strong growth potential;



2. separate, focussed businesses, each with expert management; and



3. continued cost savings in AGL Energy, and cost savings and synergies through the merger of AGL's and Alinta's infrastructure businesses

providing you with

increasing shareholder returns

As a result of your shareholdings in AGL Energy and New Alinta, you will have access to earnings and dividends which are expected to grow over time.

Your AGL Directors unanimously recommend that you vote in favour of the Recommended Proposal

1 Diversified portfolios of assets with strong growth potential

Vote YES to the Recommended Proposal to own shares in AGL Energy and New Alinta and receive the benefits of a broad portfolio of energy and infrastructure assets and gain exposure to the high growth WA economy



Diversified portfolios of energy and infrastructure assets

Consistent with AGL's Original Demerger Proposal, you will receive shares in separate energy (AGL Energy) and infrastructure (New Alinta) businesses.

The Recommended Proposal further enhances AGL's Original Demerger Proposal by providing you with access to broader portfolios of nationally diversified assets:

- **AGL Energy**, with assets including Australia's largest retail energy customer base, a power generation business and an integrated upstream gas portfolio; and
- **New Alinta**, Australia's largest energy infrastructure company listed on ASX, with a diverse portfolio of high quality infrastructure assets.

Scope of New Alinta and AGL Energy's operations



Alinta
Gas Transmission Pipelines
Dampier to Bunbury Natural Gas Pipeline (14.3%)[1]
Australian Pipeline Trust (40.25%)[3]
Infrastructure Investments
Alinta Infrastructure Holdings (20%)
Gas Distribution Networks
AlintaGas (74%)
Multinet (20%)
AGL's NSW gas network
ActewAGL gas network (50%)
Electricity Distribution Networks
United Energy Distribution (34%)
AGL's Vic electricity network
ActewAGL electricity network (50%)
Asset Management
Alinta asset management
Agility asset management
Other Investments
Wattle Point Wind Farm (SA) – 91 MW
Cawse Cogeneration (WA) – 16 MW
Gas Valpo
WLPG
Alinta EATM
AlintaAGL
Electricity Generation (WA)
Pinjarra 1 cogeneration[2] – 1 x 140 MW
Additional developments under Alcoa generation alliance
Alinta Retail (WA)
540,000 gas customers
1,000 electricity customers
AGL
AGL Retail (NSW, Vic, SA, Qld, ACT)
1.44m electricity customers
1.34m gas customers
ActewAGL retail (50%):
260,000 electricity & gas customers
Elgas (50%)
Electricity Generation
AGL Hydro – 645 MW
Loy Yang A (32.5% of 2,120 MW) – 689 MW
Hallett Power Station – 180 MW
Somerton Power Station – 150 MW
Other cogeneration – 9 MW
Landfill gas portfolio – 14 MW
Upstream Gas
PNG Upstream Gas Project (10%)
Sydney Basin CSM Assets (50%)
Moranbah Gas Project (50%)
Wholesale gas supply arrangements
HC Extractions
Key:
Gas transmission
Gas distribution
Gas fired generation
Electricity distribution
Cogeneration
Upstream gas
Coal fired generation
Wind generation
Hydro generation

Notes: 1. As at 31 July 2006, Alinta held a 14.3% interest in the DBNGP which will increase to 20% upon completion of agreed capital contributions.
2. An additional 491 MW is currently under construction or development.
3. Under the Recommended Proposal, New Alinta will acquire AGL's 30% interest in the units of APT. The remaining 10.25% interest in the units of APT shown in this figure are at the date of this Booklet held by Alinta and are the subject of Takeovers Panel proceedings as described in Section 3.2(d).

Sources: AGL Annual Report 2005, AGL Original Demerger Booklet, Alinta Annual Report 2005, Company websites



AGL Energy and New Alinta will both have nationally diversified portfolios of assets

 



Growth prospects

Your new shareholdings will provide you access to substantial growth opportunities which are expected to enhance shareholder returns:

- **AGL Energy** will be positioned for strong growth in its retail and power generation businesses and upstream gas portfolio, including through its 33% interest in AlintaAGL; and
- **New Alinta** will be positioned to grow through the synergistic benefits it expects to achieve from implementation of the Recommended Proposal, organic growth opportunities within its portfolio and future acquisitions.



AGL Energy

Generation

- ✓ Hallett Wind (95 MW), Hallett Thermal Expansion (250 MW), Bogong Hydro (130 MW), West Kiewa Hydro (12 MW), Townsville Generator (370 MW), Bluff Wind (45 MW), Mica Creek upgrade (70-100 MW), other wind (409 MW), other gas (800 MW)

Upstream Gas

- ✓ PNG Upstream Gas Project
- ✓ CSM opportunities
- ✓ Proposed PNG Australian Pipeline Project

Retail

- ✓ Plans to access the high growth Queensland electricity market
- ✓ Organic growth of Australia's largest retail energy customer base

33%*

67%

AlintaAGL

Generation

- ✓ AlintaAGL's development of cogeneration units

Retail

- ✓ Exposure to the high growth WA economy

New Alinta

Asset Management

- ✓ Merger of Alinta asset management and Agility asset management businesses increases base to pursue further asset management opportunities and offers significant synergistic benefits

Development

- ✓ Proposed expansion of the Dampier to Bunbury Natural Gas Pipeline

Organic Growth

- ✓ Alinta Infrastructure Holdings
- ✓ United Energy Distribution and Multinet Gas networks
- ✓ Dampier to Bunbury Natural Gas Pipeline
- ✓ AlintaGas networks

Acquisition Opportunities

- ✓ New Alinta will continue to evaluate acquisition opportunities within Alinta's current strategic parameters
- ✓ New Alinta's expanded capital base and strong balance sheet will leave it well positioned for future acquisitions

Note: * AGL Energy has an option to increase its initial 33% interest to 100% over the next five years.

Sources: AGL and Alinta

2 Separate, focussed businesses each with expert management

Vote YES to the Recommended Proposal, to own shares in both AGL Energy and New Alinta, two companies with separate, highly experienced and focussed management teams with specific business strategies and financial structures



As a result of the Recommended Proposal, you will hold shares in:

- **AGL Energy**, an integrated energy company focussed on achieving growth and maximising total shareholder returns; and
- **New Alinta**, an owner and manager of energy infrastructure assets, focussed on delivering strong and consistent growth in earnings and dividends.

Consistent with AGL's Original Demerger Proposal, each company will have separate, expert management and focussed businesses, with tailored strategies to enhance shareholder returns.

This provides you with the opportunity to manage and adjust your investment portfolio by holding investments in either or both of AGL Energy and New Alinta in order to gain exposure to the different profiles of each company according to your investment preferences.

Independent management expertise and separate focussed businesses

	AGL Energy	New Alinta
Business strategy	✓ Maximising shareholder returns by capturing value across the gas and electricity retail and power generation businesses and the upstream gas portfolio, while simultaneously taking advantage of cost efficiencies and operating scale	✓ Maximising growth in shareholder returns by infrastructure ownership and operating an efficient asset management business ✓ Continued focus on optimising the core business and pursuing new growth opportunities
Management	✓ Substantial skills and experience in managing wholesale energy exposures and generation capacity in the risky National Electricity Market ✓ Planned developments in power generation and upstream gas supply to further enhance its integrated energy strategy	✓ Strong track record of acquiring, integrating and managing energy and infrastructure assets ✓ Around $14 billion of assets under management, providing a platform for future growth
Appropriate capital structure	✓ Capital structure expected to provide a more efficient cost of capital, facilitating fully franked dividends and future growth	✓ An efficient capital structure is expected to allow New Alinta to efficiently leverage its investments and maintain strong and consistent dividend and earnings growth

Sources: AGL and Alinta

Creating opportunity and shareholder value through focussed business strategies

 

3 Cost savings and synergies

Vote YES to the Recommended Proposal to own shares in AGL Energy, to share in the benefits of existing cost savings and to own shares in New Alinta, enabling you to share in the cost savings and synergies created from the merger of AGL's and Alinta's infrastructure businesses





Continued cost savings in AGL Energy

AGL Energy has in place cost saving programs designed to increase profits and operating efficiencies and to improve AGL Energy's competitive advantage for further growth in market share and increased profitability.

Cost savings will be derived by methods such as rationalising energy billing systems and processes, and streamlining the corporate centre and the remainder of the business areas.

AGL Energy forecast annual cost savings


AGL Energy cost savings programs
AGL
Energy

$60-$70 million per annum

- ✓ $0 mion per annum or 2008 onwards from the retail process
- ✓ IT system development savings of $0 to $0 million per annum or 2008 onwards[1]
- ✓ $0 mion per annum or 2008 onwards as a result of IT efficiencies when the energy and infrastructure businesses are separated
- ✓ Further, yet to be quantified, cost savings from streamlining the businesses

Note: 1. The IT savings require an initial outlay of $80–$100 million.
Source: AGL

If the Recommended Proposal proceeds, AGL Shareholders will retain 100% of the cost savings forecast for AGL's energy business, consistent with AGL's Original Demerger Proposal.

Cost savings and synergies in New Alinta

Cost savings and synergies in New Alinta will primarily arise from the combination of the asset management businesses of AGL (Agility) and Alinta, and the elimination of duplicated corporate functions.

New Alinta forecast annual cost savings and synergies


New Alinta forecast synergies and cost savings
New Alinta

$55 million per annum[1]

Potential strategies to reduce costs include, but are not limited to:

- ✓ improved cost management through improved procurement of goods and services
- ✓ rationalisation of operating locations and a reduction to efficient staffing levels from combining asset management businesses
- ✓ commercial initiatives to reduce duplication and obtain benefits associated with increased scale

Note: 1. Excluding CPI impacts.
Source: Alinta


Through your share in New Alinta, you will
participate in the cost savings and synergistic

Benefits of your new shareholdings from the Recommended Proposal



1. diversified portfolios of assets with strong growth potential;
2. separate, focussed businesses, each with expert management; and
3. continued cost savings in AGL Energy, and cost savings and synergies through the merger of AGL's and Alinta's infrastructure businesses.

These benefits from your new shareholdings are expected to provide you with increasing shareholder returns.


AGL

Increasing shareholder returns

Vote YES to the Recommended Proposal to receive increasing shareholder returns from your AGL Energy Shares and your New Alinta Shares



AGL Energy: earnings growth

AGL Energy is expected to have strong earnings growth. This is largely due to its:

- business strategy focussed on the high growth energy sector;
- operating scale advantages;
- anticipated value adding acquisitions;
- cost savings projects; and
- capital structure optimised for growth.

For detailed financial information, please refer to Section 2 in Part 2 of this Booklet.

AGL Energy growth in earnings[1]



EBITDA[2] ($m)
Annual growth 433 %
738
515
2006
2007
Earnings per share (cents)
Annual growth 16 %
776
2006
2007

Notes: 1. *Forecast earnings are on a business as usual basis for AGL Energy's 30 June year end and do not incorporate projected earnings from potential acquisitions.*
2. Profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after the pro forma adjustments referred to in Section 2 of Part 2 of this Booklet (**EBITDA**), is a proxy measure of operating cash flow

Source: AGL Energy pro forma and historical forecasts

Consistent with AGL's Original Demerger Proposal, AGL Energy expects to have strong growth prospects



New Alinta: earnings growth

New Alinta is expected to have strong and consistent earnings growth into the future. This is largely due to its:

- larger and more diversified, high quality asset portfolio;
- enlarged asset management business; and
- expected synergies and cost savings.

For detailed financial information, please refer to Section 4 in Part 2 of this Booklet.

New Alinta growth in earnings and dividends[1]

Earnings per share[2] (cents)

Annual growth 137 %

510 | 58

2006

Dividends per share (cents)

Annual growth 87%

46 | 500

2006

Notes: 1. Earnings per share and dividends per share are based on New Alinta's 31 December year end.
2. Normalised pro forma earnings per share.
Source: New Alinta forecasts

Consistent shareholder growth underpinned by a strong integration track record

Growth in dividends

AGL has consistently delivered increasing dividends. The Recommended Proposal is expected to continue to deliver dividend growth for AGL Shareholders consistent with the upper end of the forecast range under AGL's Original Demerger Proposal.

These dividends are expected to continue to increase as cost savings and synergistic benefits are realised over a number of years.

For detailed financial information, please refer to Section 2 in Part 2 of this Booklet in relation to AGL Energy and Section 4 in Part 2 of this Booklet in relation to New Alinta.

AGL has consistently delivered increasing dividends



793 cents²
1143 cents²
AGL 60.0 cents
AGL 63.0 cents
AGL 67.5 cents
AGL 79.5 cents
New Alinta 20.3 cents
AGL Energy 34.2 cents
AGL 25.5 cents
30 June 2004
30 June 2005
30 June 2006
30 June 2007
30 June 2007

Notes: 1. Compound annual growth of gross dividends per share (that is inclusive of franking credits) from 30 June 2004 to 30 June 2007 under the Recommended Proposal (excluding 80 cents per share special dividend and capital return in the financial year ending June 2005).

2. Dotted line indicates the gross dividend (that is inclusive of franking credits).

3. The dividends following implementation of the Recommended Proposal assume a Transaction Implementation Date of 25 October 2006 and are calculated based on AGL Energy and New Alinta forecasts contained in this Booklet.

Sources: AGL Annual Reports, AGL Energy and New Alinta forecasts

AGL Energy expects to deliver increasing dividends to its shareholders

The Independent Expert has considered the Recommended Proposal and concluded it is in the best interests of AGL Shareholders

The Independent Expert has considered the advantages and disadvantages for AGL Shareholders of the Recommended Proposal and has concluded that it is in the best interests of AGL Shareholders.

The Independent Expert's reasons to support its conclusion include that:

- the Recommended Proposal resolves a situation that had the potential to reach a stalemate, to the detriment of shareholders in both AGL and Alinta;
- the Recommended Proposal enhances the strategic and other benefits of the AGL Original Demerger Proposal;
- the Recommended Proposal has the potential to result in substantial cost savings and other synergy benefits;
- the Recommended Proposal should result in an increase in attributable earnings and dividends;
- overall, the value exchange is, on balance, fair between the parties; and
- the Recommended Proposal has certain disadvantages and risks, which while not inconsequential, do not outweigh the anticipated benefits.

In summary, the Independent Expert believes that AGL Shareholders will be better off if the Recommended Proposal is implemented than if it is not.

The Independent Expert's Report is set out in Annexure F in Part 2 of this Booklet.



Financial summary



The historical financial summary for AGL Energy represents the results of operations and financial position had it been an independent company during the years ended 30 June 2005 and 2006. The financial forecast for the year ending 30 June 2007 includes the results from operations of all the businesses that will be owned by AGL Energy after implementation of the Recommended Proposal and assuming the Transaction Implementation Date is 25 October 2006.

Further detail relating to the historical financial information and pro forma forecast is contained in Section 2 of Part 2 of this Booklet.

The historical financial information contained in Section 2 of Part 2 of this Booklet has been reviewed by the Investigating Accountant and its report is contained in Annexure D to Part 2. The pro forma forecast financial information has been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure E.

AGL Energy financial summary

AGL Energy $m	Year ended 30 June 2005 Pro forma $m	Year ended 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Revenue	3,550	3,804	4,188
EBITDA	338	515	738
EBIT	292	423	568
Profit after income tax	**193**	**305**	**312**
Basic EPS (cents)	**42.2**	**66.9**	**77.6**

Source: Section 2 of Part 2 of this Booklet



AGL Energy Revenue ($m)
3550
384
418
2005
2006
AGL Energy EBIT ($m)1
292
423
2005
2006

Notes: 1. Profit from ordinary activities before finance costs, income tax expense and after the pro forma adjustments referred to in Section 2 in Part 2 of this Booklet (**EBIT**).
2. Compound annual growth of Revenue and EBIT from 30 June 2005 to 30 June 2007 under the Recommended Proposal.

Source: Section 2 of Part 2 of this Booklet


Disadvantages and risks of the
Recommended Proposal

Introduction

In addition to the other material presented in this Booklet, this section identifies the material disadvantages and risks of the Recommended Proposal you should consider when deciding whether to vote in favour of the resolution to be put forward at the AGL Scheme Meeting.

Disadvantages of the Recommended Proposal

(1) Effects of reduction in size and diversification

After implementation of the Recommended Proposal, both AGL Energy and New Alinta will be smaller and less diversified companies than AGL.

Given the focussed nature of AGL Energy's operations after implementation of the Recommended Proposal, the effect of a significant adverse event in AGL Energy will not be able to be directly offset by favourable developments in AGL's infrastructure business which will form part of New Alinta, or vice versa. Accordingly, the proportional impact of an adverse development on the value of a share in AGL Energy or New Alinta may be more significant than the impact of the same adverse development on the value of an AGL Share.

(2) Lower individual index ratings than AGL's current rating

Both AGL Energy and New Alinta are each likely to have a lower market capitalisation than AGL. Although AGL Energy and New Alinta are still expected to be included in the S&P/ASX 100 Index and most other key market indices, they may receive lower institutional investor support relative to AGL prior to the Recommended Proposal. This may result in a less liquid trading market for AGL Energy and New Alinta Shares.

(3) Transaction costs

Total transaction costs in respect of the Recommended Proposal to be borne by AGL and AGL Energy are estimated at approximately $102.1 million. These costs primarily relate to advisor, financial, legal, accounting and expert fees, stamp duty, insurance and other costs. The fees also relate to the costs of establishing AGL Energy as a separate entity, including fees associated with its ASX listing, information technology systems and human resources. It should be noted that transaction costs of approximately $41.7 million are expected to have been incurred or committed to by AGL by the time of the AGL Scheme Meeting.

(4) No due diligence

The Recommended Proposal is being carried out on a "public markets" basis. This means that AGL has not had the opportunity to undertake detailed legal due diligence on Alinta. However this is mitigated to the extent that;

- as a listed company, Alinta is subject to the continuous disclosure regime;
- many of Alinta's assets are regulated assets which have a high level of transparency and operational certainty; and
- Alinta's assets are in asset classes in which AGL has a core competency.

Risks of the Recommended Proposal

There are a number of risks associated with the Recommended Proposal which AGL Shareholders should understand. These risks have the potential to impact on the future performance of AGL Energy and/or New Alinta. A number of these are set out below. Shareholders are also encouraged to read Section 5.2 in Part 2 of this Booklet, which covers these and other risks related to the Recommended Proposal.

(1) Restructuring and integration

Following the Transaction Implementation Date, there will be a period of time during which the business, assets, risks and liabilities of AGL Energy will need to be disengaged from those of AGL's infrastructure business.

Prior to the Transaction Implementation Date, certain AGL information systems, applications and business processes were deployed in business functions in areas such as group finance, company secretarial, human resources and property management in relation to both the AGL energy business and the management of AGL's infrastructure assets. Following the Transaction Implementation Date, these business functions and systems will be provided either by an external bureau service provider or through the provision of operational services by each party to the other. There is a risk that the provision of business systems and functions through an external service provider and the provision of operational services by each party to the other may result in an interruption to services and the operations of AGL Energy or New Alinta.

There is a risk that separation of AGL Energy and AGL's infrastructure business will take longer than expected or may involve greater costs than anticipated, and that some aspects of the separation will not be achieved in the manner anticipated or will not be possible at all in some cases.

Both AGL and Alinta have identified costs savings and synergies arising from the Recommended Proposal. There is a risk that AGL Energy and/or New Alinta will not achieve the forecast level of cost savings and synergies. If cost savings are lower than expected or take a longer time to achieve, this could negatively affect the financial results or ability to conduct the business of AGL Energy and or New Alinta (as the case may be).

(2) Fixed merger exchange ratio

Under the Recommended Proposal, AGL Scheme Participants are being offered one AGL Energy Share and 0.6117 New Alinta Shares for each AGL Share and Alinta Shareholders are being offered one New Alinta Share for each Alinta Share. This consideration will not vary if the value of Alinta Shares increases and the value of AGL Shares decreases, or vice versa, prior to the Transaction Implementation Date. The market value of New Alinta Shares and AGL Energy Shares at the time at which they are received by AGL Scheme Participants may vary from their market value on the date of the AGL Scheme Meeting.

Furthermore, there is a risk that the combined market value of an AGL Shareholder's AGL Energy Shares and New Alinta Shares after implementation of the Recommended Proposal will be less than the market value of AGL Shares before implementation of the Recommended Proposal. AGL Shareholders should note, however, that if the Recommended Proposal does not proceed, there can be no guarantee that AGL Shares will continue to trade at prices in line with recent levels.

(3) Development of a liquid trading market

There has not previously been a separate public market for shares in either AGL Energy or New Alinta. Accordingly, there can be no assurance that an active trading market will develop for shares in AGL Energy or New Alinta after the Recommended Proposal is implemented or that shares in AGL Energy or New Alinta will trade at a particular level in the public market following implementation of the Recommended Proposal. The AGL Board also expects that following implementation of the Recommended Proposal a number of shareholders may seek to adjust their holdings in AGL Energy and/or New Alinta and accordingly there may be, at least in the period shortly after the shares commence trading on ASX, a more volatile market for shares in the two entities.

(4) AGL Energy and New Alinta may not achieve an improved stock market rating

Following implementation of the Recommended Proposal, there is a risk that neither AGL Energy nor New Alinta will achieve an improved stock market rating relative to AGL's stock market rating prior to the announcement of the Recommended Proposal. In addition if, following implementation of the Recommended Proposal, either AGL Energy or New Alinta is trading at valuation multiples lower than comparable entities, there is a risk that AGL Energy or New Alinta (as the case may be) could become the subject of an unsolicited and opportunistic takeover offer.




Business risks of AGL Energy
and New Alinta

Shareholders should also understand the operational and general investment risks which may affect them as shareholders in New Alinta and AGL Energy. Some of these are noted below. There is more detail about these risks in Sections 5.3 and 5.4 in Part 2 of this Booklet.

(1) **Risks affecting AGL Energy's business**

The risks set out below which affect AGL Energy's business are already faced by AGL Shareholders, as they currently own the AGL Energy business through their shareholding in AGL:

- the retail energy business faces risks relating to competition for retail customers, regulation of pricing to some customers and effects of the weather on energy consumption;
- the wholesale electricity business faces risks relating to pricing of wholesale electricity, regulation of greenhouse emissions and effects of variations in rainfall on AGL Energy's hydro generation assets;
- the wholesale gas business faces risks relating to pricing in long term gas supply arrangements, technical risks in the upstream petroleum industry and exposure to variations in oil pricing and currency; and
- current development projects of AGL Energy, such as those identified earlier in this Part 1, face risks with timing and cost which depend on commercial circumstances existing at the relevant time. Sufficient detailed work has not been completed to forecast accurately the cost and commercial benefit of developing these projects. Accordingly, there is no certainty that these projects will reach completion.

(2) **Risks affecting New Alinta's business (including the AGL Infrastructure Assets)**

- New Alinta will have a number of investments in which it holds a minority interest and, as such, it will not be in a position to control those investments.
- New Alinta will be subject to a range of legal and regulatory compliance requirements, including obligations under the licences it holds.
- New Alinta faces operational risks, such as equipment failure, network damage or other disasters, which are outside New Alinta's control.

(3) **Risks affecting AlintaAGL**

- The WA gas and electricity markets have only recently become subject to competition and there is a risk that this may result in a reduction in the total number of customers serviced by AlintaAGL.
- Cogeneration assets which are under construction or which have not yet been constructed may experience delays in construction.




Frequently Asked
Questions

This section contains answers to questions that AGL Shareholders may have about the Recommended Proposal. More detailed information in relation to a number of these questions can be found in Part 2 of this Booklet.

(1) **What is the Recommended Proposal?**

The Recommended Proposal involves merging AGL and Alinta into a newly created company called New Alinta by way of two schemes of arrangement (the AGL Scheme and the Alinta Scheme). AGL Energy will subsequently be separated from New Alinta by way of the Buy Back, to create two separately listed entities – AGL Energy and New Alinta.

(2) **What are the key steps to implement the Recommended Proposal?**

The key steps in implementing the Recommended Proposal are:

- Alinta Shareholders will vote to approve the Alinta Scheme at the Alinta Scheme Meeting;
- AGL Shareholders will vote to approve the AGL Scheme at the AGL Scheme Meeting;
- if the resolutions to be considered by Alinta Shareholders and AGL Shareholders are approved by the requisite majorities of Alinta Shareholders and AGL Shareholders respectively, applications will be made to the Court to approve the Alinta Scheme and the AGL Scheme at separate Court hearings expected to be held on 9 October 2006; and
- AGL Energy will be separated from New Alinta by a buy back.

(3) **What vote is required to approve the AGL Scheme?**

For the AGL Scheme to proceed, votes 'in favour' must be received from:

- a majority in number of AGL Shareholders who vote at the AGL Scheme Meeting (by proxy or in person); and
- at least 75% of the total number of AGL Shares voted on the resolution to approve the AGL Scheme.

If you are an AGL Shareholder on the AGL Scheme Record Date and both the AGL Scheme and Alinta Scheme are approved by their respective shareholders and the Court, your AGL Shares will be transferred to New Alinta under the AGL Scheme and you will subsequently receive AGL Energy Shares and New Alinta Shares. This will be so whether you voted for or against the AGL Scheme or chose not to vote at all.

(4) **How do the AGL Directors recommend that I vote?**

The AGL Directors unanimously recommend that you vote in favour of the AGL Scheme.

(5) **What is the Independent Expert's opinion?**

The Independent Expert has concluded that the Recommended Proposal is in the best interests of AGL Shareholders.

(6) Is implementation of the AGL Scheme subject to any other approvals being granted or conditions being satisfied?

Section 6 in Part 2 of this Booklet contains further details of the approvals required, as well as a number of other conditions that must be satisfied (or waived), before the AGL Scheme can proceed.

(7) What will I receive if the Recommended Proposal proceeds and what is the impact on my AGL shareholding?

If the Recommended Proposal proceeds and you are an AGL Scheme Participant you will receive one AGL Energy Share and 0.6117 New Alinta Shares for each AGL Share that you hold on the AGL Scheme Record Date (unless you are an Ineligible Overseas AGL Shareholder). You will not be required to pay any cash for any shares you are entitled to receive under the Recommended Proposal.

Ineligible Overseas AGL Shareholders are AGL Shareholders whose address as shown in the AGL Share Register on the AGL Scheme Record Date is outside Australia, its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom or the United States of America. If you are an Ineligible Overseas AGL Shareholder, the New Alinta Shares and AGL Energy Shares that you would otherwise have received under the Recommended Proposal will be transferred to and sold by the Nominee, with the average net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) remitted to you.

(8) When will I receive my AGL Energy Shares and New Alinta Shares?

If the Recommended Proposal proceeds, it is expected that you will receive your AGL Energy Shares and your New Alinta Shares on 25 October 2006 (although this may change). However, you will be able to commence trading your AGL Energy and New Alinta Shares on 12 October 2006 (see question 15 below).

(9) What AGL dividends will I receive?

Shareholders who hold AGL Shares on 8 September 2006 will receive AGL's Final Dividend for the 2006 financial year of 36.5 cents per AGL Share.

Under the Recommended Proposal, AGL Shareholders who hold AGL Shares on the record date for the Transaction Dividend (currently expected to be 7.00pm Sydney time on 16 October 2006) will receive a Transaction Dividend. The Transaction Dividend will be for the period commencing 1 July 2006 up until the Transaction Implementation Date. The Transaction Dividend is expected to be approximately 25.5 cents per AGL Share.

AGL Shareholders who:

- acquire some or all of their AGL Shares within 45 days of the Transaction Implementation Date; and
- during the 2007 tax year, will receive dividends from all sources in relation to which the franked component exceeds $11,666,

may not be entitled to the benefit of franking credits in respect of the Transaction Dividend to the extent it relates to those AGL Shares acquired within 45 days of the Transaction Implementation Date.

For further information, please refer to Section 8 of Part 2 of this Booklet.

(10) What will I receive if only the AGL Scheme proceeds?

The AGL Scheme cannot proceed unless the Alinta Scheme also proceeds and vice versa (see question 17 below).

(11) Who is entitled to vote at the AGL Scheme Meeting and what is the procedure?

If you are registered on the AGL Share Register at 7.00pm on 4 October 2006 you may vote at the AGL Scheme Meeting by proxy, in person, by attorney or, in the case of corporate shareholders, by corporate representative.

Instructions on how to vote at the AGL Scheme Meeting are described in question 14 below. More details are included in the Notice of Meeting contained in Section 10 in Part 2 of this Booklet. Please note that the relevant Notice of Meeting is in part 1 of Section 10.

(12) What are the taxation implications of the Recommended Proposal?

AGL anticipates that the Australian capital gains tax (**CGT**) consequences for most Australian tax resident AGL Shareholders should be as shown below.

	Is CGT payable as a result of the Recommended Proposal?	What is the cost base of your AGL Energy Shares and New Alinta Shares?	When do you acquire your AGL Energy Shares and New Alinta Shares for CGT purposes?
Pre-CGT AGL Shares (ie shares acquired before 20 September 1985)	No	The **market value** of your AGL Shares at the time of the Recommended Proposal will be split between the AGL Energy Shares and the New Alinta Shares you will receive under the Recommended Proposal.	AGL Energy Shares – on the Transaction Implementation Date. New Alinta Shares – on the Transaction Implementation Date.
Post-CGT AGL Shares (ie shares acquired after 19 September 1985)	No	The **existing cost base** in AGL Shares will be split between the AGL Energy Shares and the New Alinta Shares you will receive under the Recommended Proposal. Details on how to do this should be available on the ATO website in time for completion of your 2007 income tax return.	AGL Energy Shares – on the Transaction Implementation Date. New Alinta Shares – on the date you acquired your AGL Shares.

For most Australian tax resident AGL Shareholders, the cost base of their AGL Shares will be the amount paid for those AGL Shares less the capital return of 50 cents per AGL Share paid in April 2005.

There should be no other tax consequences for Australian AGL Shareholders who hold their AGL Shares on capital account for tax purposes.

AGL has applied for a Class Ruling from the ATO to confirm the anticipated taxation consequences set out above.

The above description is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any AGL Shareholder. You should seek your own specific taxation advice for your individual circumstances. Section 8 in Part 2 of this Booklet contains more detailed information on taxation.

(13) When and where will the AGL Scheme Meeting be held?

The AGL Scheme Meeting will be held at 10.30am on 6 October 2006 at City Recital Hall, Angel Place, Sydney. The Notice of Meeting in Section 10 in Part 2 of this Booklet provides meeting details. Please note that the relevant Notice of Meeting is in part 1 of Section 10.

(14) How do I vote in person or what if I cannot attend the AGL Scheme Meeting?

If you plan on attending the AGL Scheme Meeting, the proxy form included with this Booklet also serves as the registration form for the Meeting. You should bring the completed proxy form with you to the Meeting.

If you are attending as an attorney or corporate representative, you should also bring to the AGL Scheme Meeting the original (or certified copy) of the power of attorney or your appointment as corporate representative (as the case may be), unless you have previously provided the power of attorney or appointment (as the case may be) to AGL or the AGL Share Registry.

If you cannot attend the AGL Scheme Meeting, a proxy form is included with this Booklet. You may appoint a proxy to attend and vote at the AGL Scheme Meeting, in which case you will need to complete the proxy form.



Your proxy form must be:

- sent to the AGL Share Registry (using the enclosed envelope) at:
  Locked Bag A14
  Sydney South NSW 1235
  Australia;
  or
- hand delivered to the AGL Share Registry at:
  Level 12
  680 George Street
  Sydney NSW 2000;
  or
- faxed to the AGL Share Registry:
  (02) 9287 0309
  International + 61 2 9287 0309;
  or
- sent to AGL's registered office at:
  72 Christie Street
  St Leonards NSW 2065,

so that it is received by no later than 11.00am on 4 October 2006. Alternatively, you may record your proxy voting instructions by this time and date on the internet at www.agl.com.au.

If an attorney signs a proxy form on your behalf, the authority under which the proxy form was signed (or a certified copy) must be received by the AGL Share Registry at the same time as the proxy form (unless you have already provided the authority (or a certified copy) to AGL). If you complete and return a proxy form, you may still attend the Meeting in person, revoke the proxy and vote at the Meeting.

(15) **When will AGL Energy and New Alinta commence trading on ASX?**

AGL Energy Shares are expected to commence trading on ASX, initially on a deferred settlement basis, on 12 October 2006. New Alinta Shares are expected to commence trading on ASX on a deferred settlement basis on 12 October 2006. The AGL Scheme Record Date is expected to be 7.00pm Sydney time on 18 October 2006.

(16) **Can I buy more or sell my AGL Energy Shares or New Alinta Shares?**

You will be able to buy more or sell your AGL Energy Shares or New Alinta Shares on ASX from the time that the shares are quoted on ASX.

(17) **What if the Recommended Proposal is not implemented?**

If the Recommended Proposal does not proceed:

- AGL will continue to be listed on ASX and will continue to own both AGL Energy and the AGL Infrastructure Assets;
- you will not receive shares in either AGL Energy or New Alinta;
- cash transaction costs of approximately $41.7 million are expected to have been incurred or committed to by AGL;
- the benefits of the Recommended Proposal described earlier in this Part 1 and in Part 2 of this Booklet, which the AGL Board considers should create longer term value for AGL Shareholders, may not be realised; and
- the disadvantages and risks of the Recommended Proposal described earlier in this Part 1 and in Section 5 of Part 2 of this Booklet may not arise.

If the Recommended Proposal does not proceed, the AGL Board and management may reconsider alternatives to the Recommended Proposal, including continuing with AGL's bid for the issued share capital in Alinta as more fully described in Section 9.24 in Part 2 of this Booklet.

(18) Is there a number to call if I have any questions?

If you have any questions about the AGL Scheme or the Recommended Proposal generally, please call the AGL Shareholder Information Line on 1800 824 522 (within Australia) or +61 2 8280 7012 (international) between 8.30am and 5.30pm Sydney time, Monday to Friday.


What you should do

1. Carefully read this Booklet

You should read Parts 1 and 2 of this Booklet in full before making any decision on how to vote.

There are answers to some frequently asked questions beginning on page 31.

If you have any questions, you can call the AGL Shareholder Information Line on 1800 824 522 (within Australia) or +61 2 8280 7012 (international), Monday to Friday between 8.30am and 5.30pm Sydney time.

2. Vote on the Recommended Proposal

As an AGL Shareholder, you are entitled to vote on whether you want the Recommended Proposal to proceed or not.

You can vote:

- by proxy, using the enclosed proxy form;
- by proxy at www.agl.com.au; or
- in person by coming to the AGL Scheme Meeting to be held at 10.30am Sydney time on 6 October 2006.

To ensure that the proxy form is valid, you should return it by 11.00am Sydney time on 4 October 2006. You can do this by using the enclosed envelope or by faxing the form to the AGL Share Registry on +61 2 9287 0309 or on-line at www.agl.com.au.

TO SHARE IN TWO MAJOR AUSTRALIAN ENERGY COMPANIES VOTE YES

Your AGL Directors unanimously recommend that you vote in favour of the Recommended Proposal.


AGL

PART 2 CONTENTS

THIS BOOKLET IS DIVIDED INTO TWO PARTS, OF WHICH THIS DOCUMENT IS PART 2. PART 1 OF THIS BOOKLET PROVIDES AN OVERVIEW OF THE RECOMMENDED PROPOSAL. MORE DETAILED INFORMATION CONCERNING THE RECOMMENDED PROPOSAL CAN BE FOUND IN THIS PART 2.

A. Key dates

Event	Time and Date
Time and date by which you must lodge the proxy form for the AGL Scheme Meeting if you wish to vote by proxy at the meeting	11.00am on 4 October 2006
Time and date for determining eligibility to vote at the AGL Scheme Meeting	7.00pm on 4 October 2006
Alinta Scheme Meeting	6 October 2006
AGL Scheme Meeting	10.30am on 6 October 2006

The times and dates below are indicative only and AGL and/or Alinta has the right to vary any or all of these dates and times without notifying AGL Shareholders. Certain dates are conditional on the approval of those dates by ASX and the Court.

Event	Time and Date
Court hearings for approval of the AGL Scheme and Alinta Scheme	9 October 2006
Alinta Scheme Effective Date – the date the Alinta Scheme becomes legally Effective	11 October 2006
AGL Scheme Effective Date – the date the AGL Scheme becomes legally Effective	11 October 2006
Last day AGL Shares trade on ASX with an entitlement to participate in the AGL Scheme	11 October 2006
AGL Energy Shares commence trading on ASX on a deferred settlement basis	12 October 2006
New Alinta Shares commence trading on ASX on a deferred settlement basis	12 October 2006
Record date for Transaction Dividend	7.00pm on 16 October 2006
AGL Scheme Record Date – time and date for determining entitlements to New Alinta Shares and Converting Shares	7.00pm on 18 October 2006
Payment of Transaction Dividend	23 October 2006
Transaction Implementation Date – issue of New Alinta Shares and Converting Shares to Participating Shareholders	25 October 2006
New Alinta buys back the Converting Shares and AGL Energy issues AGL Energy Shares to Buy Back Participants	25 October 2006
Dispatch of transaction confirmation statements for AGL Energy Shares and New Alinta Shares and last day of deferred settlement trading for AGL Energy Shares and New Alinta Shares	25 October 2006
Normal trading of AGL Energy Shares and New Alinta Shares commences	26 October 2006
Settlement of all deferred settlement trades of AGL Energy Shares and New Alinta Shares	31 October 2006
Latest day for dispatch of payment to Ineligible Overseas AGL Shareholders	11 December 2006

If you have any questions about the AGL Scheme or the Recommended Proposal, please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +61 2 8280 7012 (international) between 8.30am and 5.30pm (Sydney time) Monday to Friday.

B. Important information

General

This Booklet is divided into two parts, of which this document is Part 2. Part 1 of this Booklet provides an overview of the Recommended Proposal. More detailed information concerning the Recommended Proposal can be found in this Part 2.

AGL Shareholders should become familiar with the contents of both Parts of this Booklet in their entirety before making a decision on how to vote on the resolution to be considered at the AGL Meetings.

Date of Booklet

This Booklet is dated 29 August 2006.

Purpose of this Booklet

The purpose of this Booklet is to explain the terms of the AGL Scheme and the manner in which the AGL Scheme will be considered and implemented (if approved), and to provide all information that is prescribed or otherwise material to the decision of AGL Shareholders whether or not to approve the resolutions to be considered at the AGL Meetings. This Booklet includes the Explanatory Statement required by Part 5.1 of the Corporations Act in relation to the AGL Scheme.

Preparation of, and responsibility for, this Booklet

(a) Except as outlined below, this Booklet has been prepared by AGL and the AGL Board as at the date of this Booklet and AGL and those directors are responsible for this Booklet.

(b) The statements and information in the following parts of this Booklet are Alinta Information which means that they have been prepared by Alinta and provided to AGL for inclusion in this Booklet to enable this Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and ASIC Policy Statements 60 and 142:

- information relating to Alinta and New Alinta in Part 1 of this Booklet;
- information relating to Alinta and New Alinta in the paragraphs entitled "US shareholders" and "New Zealand shareholders" in this Important information section;
- information relating to Alinta and New Alinta in the paragraph entitled "Forward looking statements" in this Important information section;
- information relating to Alinta and New Alinta in the section entitled "Benefits and disadvantages" in this Part 2;
- Section 1.1(b) (in relation to AlintaAGL customer numbers) and (iv);
- Section 1.1(c)(ii) (Figures 1.5 and 1.6 and the last sentence of the first paragraph, to the extent such information relates to AlintaAGL);
- Section 3 (Profile of New Alinta), other than Section 3.3 (excluding the last paragraphs of Sections 3.3(c) and (d)) (AGL Infrastructure Assets);
- Section 4 (Financial Information on New Alinta), other than Figure 4.6 and the footnotes to that figure in Section 4.4(b), Section 4.4(c), Section 4.4(d) and Figure 4.7 and the footnotes to that Figure in Section 4.4(e);
- Section 5.2(b) (General integration matters) (to the extent it relates to New Alinta), and 5.2(h) (Regulatory);
- Section 5.4(a) (other than Section 5.4(a)(v)) (Risks affecting New Alinta's business generally) and (c) (Risks affecting AlintaAGL);
- Section 6.2(a)(ii), (in relation to New Alinta Co's intention to form a tax consolidated group);
- Section 6.2(a)(iv) (Alinta Restructure);
- Section 6.2(a)(vi) (Flow of funds and debt) (to the extent it relates to Alinta or New Alinta);

- the first two paragraphs and final paragraph of Section 6.2(b)(iv)(B) (Options granted by Alinta);
- the penultimate paragraph of Section 6.3(a)(xiii) in relation to AIH's consent;
- Section 6.5(b) (AlintaAGL Trade Mark Licences) (to the extent it relates to licensing of the name "Alinta");
- Sections 7.2(f) to 7.2(h) (WA Retail Business);
- the final paragraph in Section 7.4(a) (Gas Valpo Interest);
- Section 7.7 (Management agreements);
- Section 7.9 (ACCC consent/undertakings);
- Section 9.3 (Other material contracts - Alinta);
- Sections 9.5(b) and (c) (in relation to consideration and benefits provided by New Alinta Co and its associates);
- Section 9.11(b) (Intentions of Alinta Directors concerning the businesses of Alinta);
- Section 9.14(b) (Capital structures and capital raisings – New Alinta Co);
- Section 9.15(b) (New Alinta Dividend Reinvestment Plan);
- Section 9.16(b) (ASX Listing);
- Section 9.18(b) (Exemption from SEC registration requirements);
- Section 9.25(b) (Disclosure of interests of certain persons); and
- Section 9.26(b) (Disclosure of fees and benefits received by certain persons).

Alinta is responsible for this Alinta Information. AGL and each member of the AGL Group (including for the avoidance of doubt, AGL Energy and its Subsidiaries) has not verified this Alinta Information and accordingly disclaims responsibility and liability for this Alinta Information.

(c) The Alinta Forecast Information is the financial forecast for AlintaAGL for the year ending 30 June 2007 as if AlintaAGL had been operating on a standalone basis during that period. The Alinta Forecast Information was provided to AGL by Alinta prior to the date of this Booklet for the purposes of:

- including the Alinta Forecast Information as separate standalone information in this Booklet; and
- preparing a forecast for the combined AGL Energy and AlintaAGL for the year ending 30 June 2007 for inclusion in this Booklet.

Alinta is responsible for ensuring that the Alinta Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for the Alinta Forecast Information. AGL and each member of the AGL Group (including for the avoidance of doubt, AGL Energy and its Subsidiaries) has not verified or audited the Alinta Forecast Information and disclaims responsibility and liability for it.

Certain statements and information in Sections 2.6 to 2.9 are based on or incorporate Alinta Forecast Information. AGL disclaims liability for information in these Sections to the extent any of it is based on Alinta Forecast Information which is misleading and/or deceptive in any material respect (whether by omission or otherwise).

(d) Except as stated above in relation to the Alinta Information and the Alinta Forecast Information, none of New Alinta, Alinta or any of their directors, officers, employees or advisers:

- makes or has authorised the making of any other statement in this Booklet;
- has approved this Booklet; or
- assumes any responsibility or liability for any other statement that is included in this Booklet.

(e) Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report contained in Annexure D of this Booklet. None of AGL, AGL Energy or their advisers (other than Deloitte Touche Tohmatsu) take any responsibility for the Investigating Accountant's Report.

(f) Deloitte Corporate Finance Pty Limited has prepared the Independent Review of Directors' Forecasts contained in Annexure E of this Booklet. None of AGL, AGL Energy or their advisors (other than Deloitte Corporate Finance Pty Limited) take any

responsibility for the Independent Review of Directors' Forecasts.

(g) Grant Samuel & Associates Pty Limited has prepared the Independent Expert's Report contained in Annexure F of this Booklet. None of AGL, AGL Energy or their advisers take any responsibility for the Independent Expert's Report. It is noted, however, that AGL has provided factual information to the Independent Expert that it has relied on in preparing the Independent Expert's Report.

Boards of AGL Energy and New Alinta

Many of the statements in this Booklet, including forward looking statements, assume that the strategies and operations of AGL Energy and New Alinta described in this Booklet will be followed by those companies after the Recommended Proposal is implemented. Readers of this Booklet should note, however, that if the Recommended Proposal is implemented, each of AGL Energy and New Alinta will have a separate board of directors which will be solely responsible for determining the strategic direction of AGL Energy and New Alinta respectively and may decide that it is appropriate to adopt different business strategies from those referred to in this Booklet.

No prospectus

This Booklet is not a disclosure document lodged under Chapter 6D of the Corporations Act.

ASIC

A copy of this Booklet has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor any of its officers takes any responsibility for the contents of this Booklet. A copy of this Booklet has been lodged with ASIC in accordance with sections 257D and 257G of the Corporations Act.

ASX

On or about the date of dispatch of this Booklet, AGL Energy and New Alinta will apply for admission to the official list of ASX and for official quotation of all AGL Energy Shares and New Alinta Shares on ASX, conditional on the Recommended Proposal proceeding.

A copy of this Booklet has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this Booklet. The fact that ASX may admit AGL Energy and New Alinta to the official list of ASX should not be taken in any way as an indication of the merits of an investment in AGL Energy or New Alinta.

Defined terms

Unless otherwise noted, capitalised terms and certain abbreviations used in this Booklet are defined in the Glossary in Section 11. Capitalised terms used in the taxation report of Greenwoods & Freehills in Section 8 are defined in that report. Capitalised terms used in the AGL Scheme of Arrangement (Annexure A) are defined in clause 1.1 of the AGL Scheme of Arrangement. Capitalised terms used in the Investigating Accountant's Report are defined in the Investigating Accountant's Report (Annexure D). Capitalised terms used in the Independent Review of Directors' Forecasts are defined in the Independent Review of Directors' Forecasts (Annexure E). Capitalised terms used in the Independent Expert's Report are defined in the Independent Expert's Report (Annexure F).

AGL Shareholders resident outside Australia

AGL Shareholders who are resident for tax purposes outside Australia (including those who hold, or will hold, their AGL Shares (or shares acquired under the AGL Scheme) through a permanent establishment in Australia), should seek specific taxation advice in relation to the Australian and overseas tax consequences of the AGL Scheme.

US shareholders

The AGL Energy Shares, the New Alinta Shares and the Converting Shares to be distributed under the Recommended Proposal have not been and will not be registered under the US Securities Act of 1933, as amended (**Securities Act**).

AGL, AGL Energy, Alinta and New Alinta intend to rely on an exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act in connection with the consummation of the Schemes and the issuance of AGL Energy Shares and New Alinta Shares. Approval of the Schemes by the Court will be relied upon by AGL, AGL Energy, Alinta and New Alinta for the purpose of qualifying for the section 3(a)(10) exemption.

None of the SEC, any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Recommended Proposal or the accuracy, adequacy or completeness of this Booklet. Any representation to the contrary is a criminal offence.

AGL Energy intends to furnish certain information to the SEC in accordance with Rule 12g3-2(b) under the Exchange Act, and will request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act. In accordance with Australian law, AGL Energy will distribute to its shareholders an annual report containing a description of its operations and its annual audited consolidated financial statements prepared in accordance with Australian Accounting Standards. AGL Energy will not provide its shareholders with a reconciliation of its financial statements to generally accepted accounting principles in the US.

New Alinta intends to furnish certain information to the SEC in accordance with Rule 12g3-2(b) under the Exchange Act, and will request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act. In accordance with Australian law, New Alinta will distribute to its shareholders an annual report containing a description of its operations and its annual audited consolidated financial statements prepared in accordance with Australian Accounting Standards. New Alinta will not provide its shareholders with a reconciliation of its financial statements to generally accepted accounting principles in the US.

The pro forma historical financial information included in this Booklet does not purport to be in compliance with Article 11 of Regulation S-X of the SEC. Under Article 11, pro forma income statements must be presented assuming the Recommended Proposal has been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are:

- directly attributable to the transaction;
- expected to have a continuing impact on the entity; and
- factually supportable.

Many of the pro forma adjustments made in arriving at the pro forma historical financial information included in this Booklet would not be permissible under the SEC's rules and regulations on pro forma financial presentations. Many of the adjustments reflect the belief of AGL and its directors or Alinta and its directors that the underlying items are non-recurring and that, although required to be recorded in the historical financial statements under AGAAP, they are more appropriately excluded from the pro forma historical financial information. This exclusion of items required under AGAAP would not be permitted under Article 11 of Regulation S-X. There can be no assurance that similar items will not recur or that such items or a similar item will not have an impact on a future year's results of operations of either AGL Energy or New Alinta Co or their financial condition.

The AGL Scheme involves the securities of non-US companies. The AGL Scheme is subject to disclosure requirements of Australia that are different from those of the US. Financial statements included in the document, if any, have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights, and any claim you may have arising, under the US federal securities laws as AGL, Alinta, New Alinta and AGL Energy are all located in Australia, and some or all of the officers and directors may be residents of Australia. You may not be able to sue an Australian company or its officers or directors in an Australian court for violations of the US securities laws. It may be difficult to compel an Australian company and its affiliates to subject themselves to a US court's judgment.

New Zealand shareholders

AGL, AGL Energy, and New Alinta Co have been granted an exemption from the requirements of the New Zealand Securities Act 1978 by the New Zealand Securities Commission under the Securities Act (The Australian Gas Light Company) Exemption Notice 2006 (**Exemption Notice**). The Exemption Notice exempts the parties from having to prepare a New Zealand investment statement and prospectus for the AGL Scheme, allowing shareholders of AGL who have a registered address in New Zealand to participate in the AGL Scheme on the basis of the disclosure contained in this Booklet.

Hong Kong shareholders

This Booklet is for the exclusive use of AGL Shareholders in connection with the AGL Scheme. Accordingly, this Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by AGL Shareholders to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with AGL Shareholders' consideration of the AGL Scheme. This Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract.



Investment decisions

This Booklet does not take into account the investment objectives, financial situation or particular needs of any AGL Shareholder or any other person. This Booklet should not be relied upon as the sole basis of any investment decision in relation to AGL Shares, AGL Energy Shares, New Alinta Shares, Converting Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

Forward looking statements

Certain statements in this Booklet relate to the future, including the forecast financial information and key assumptions relating to AGL Energy and New Alinta set out in detail in Sections 2 and 4. These forward looking statements involve known and unknown risks, key considerations, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of AGL Energy or New Alinta to be materially different from future results, performance or achievements expressed or implied by such statements. These factors include, among other things, general economic conditions (including currency exchange rates and interest rates), the regulatory environment, structural changes in the industries in which AGL Energy and New Alinta operate or will operate, competitive pressures, selling prices and market demand. Where the statements relate to AGL or AGL Energy, those statements reflect views held by AGL and its directors only at the date of this Booklet. Where the statements relate to Alinta or New Alinta, those statements reflect views held by Alinta and its directors only at the date of this Booklet.

Other than as required by law, none of AGL, AGL Energy, Alinta, New Alinta or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Booklet will actually occur or that other events will not occur.

Subject to any continuing obligations under law or the Listing Rules or as contemplated by Section 9.29, AGL and the AGL Directors disclaim any obligation or undertaking to disseminate after the date of this Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based other than to comply with legal obligations or the Listing Rules.

Estimates

All references to estimates and derivations of the same in this Booklet (other than estimates and derivations in relation to the Alinta Group, New Alinta or AlintaAGL) are references to estimates by AGL and its directors, unless otherwise indicated. Unless otherwise indicated, these estimates are based on views at the date of this Booklet, and actual facts or outcomes may be materially different from these estimates.

Pro forma financial information

Unless otherwise specified, references in this Booklet to the financial results or position of AGL Energy are to the pro forma financial results or position of AGL Energy disclosed in the pro forma income statements set out in Section 2 which have been prepared on the basis set out in that Section. Unless otherwise specified, references in this Booklet to the financial results or position of New Alinta are to the pro forma financial results or position of New Alinta disclosed in the pro forma income statements set out in Section 4 which have been prepared on the basis set out in that Section.

The financial material in relation to AGL included in Sections 2 and 4 has been prepared from historical information. AGL is an entity to which ASIC Class Order CO 98/100 applies. This enables the consolidated entity's accounts to be rounded to the nearest tenth of a million dollars. As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Booklet, amounts presented may have been rounded differently to previously published data and/or the Investigating Accountant's Report and/or the Independent Review of Directors' Forecasts in Annexures D and E respectively. These differences are immaterial and do not affect the integrity of these pro forma financial statements.

Privacy and personal information

AGL, AGL Energy and New Alinta and their respective share registries may collect personal information in the process of implementing the Recommended Proposal. Such collections may be required or authorised under the Corporations Act or may otherwise be required for the purposes of conducting the AGL Scheme Meeting and implementing the Recommended Proposal. The personal information may include the names, addresses, other contact details and details of the shareholdings of shareholders, and the names of individuals appointed by shareholders as proxies, corporate representatives or attorneys at the AGL Scheme Meeting.



Shareholders who are individuals and other individuals in respect of whom personal information is collected, as outlined above, have certain rights to access the personal information collected about them. Such individuals should contact the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +61 2 8280 7012 (international) in the first instance if they wish to request access to that personal information.

Personal information may be disclosed to the share registries of AGL, AGL Energy and New Alinta, to securities brokers and to print and mail service providers. Personal information about Ineligible Overseas AGL Shareholders may also be disclosed to the Nominee for the purposes of the AGL Scheme and the Buy Back.

The main consequence of not collecting the personal information outlined above would be that AGL and/or AGL Energy and/or New Alinta may be hindered in, or prevented from, implementing the Recommended Proposal.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the AGL Scheme Meeting should inform that individual of the matters outlined above.

Buy Back

This Booklet (together with the Alinta Scheme Booklet) contains for the purposes of sections 257D(2) and 257G of the Corporations Act all the information known to New Alinta Co that is material to the decision of New Alinta's ordinary shareholders on how to vote on a resolution approving the terms of the Buy Back Agreement under section 257D of the Corporations Act and on a decision of the holders of Converting Shares to enter into the Buy Back Agreement.

Times and dates

Unless otherwise stated, all times referred to in this Booklet are Sydney time. Dates are indicative only. AGL reserves the right to vary any or all of the times and dates set out without notifying AGL Shareholders of these changes. All dates following the AGL Scheme Meeting are subject to Court and ASIC approval.

C. Benefits and disadvantages

Introduction

This Section identifies the material benefits and disadvantages of the Recommended Proposal and other factors you should consider when deciding whether to vote in favour of the resolution to be put forward at the AGL Scheme Meeting. Further information in relation to the benefits of the Recommended Proposal is contained in Part 1. Further information in relation to the risks of the Recommended Proposal is set out in Part 1 and Section 5.2.

Benefits of the Recommended Proposal

1. Diversified portfolios of assets with strong growth potential

- AGL Shareholders will have interests in two portfolios of nationally diversified assets through their shareholdings in AGL Energy and New Alinta.
- AGL Energy's assets comprise one of Australia's leading integrated energy companies, with an integrated upstream gas and power generation portfolio. New Alinta will be the largest energy infrastructure owner and manager listed on ASX, with a portfolio of high quality infrastructure assets.
- AGL Shareholders will benefit from AGL Energy's exciting growth prospects and New Alinta's strong track record of acquiring and integrating infrastructure assets.

AGL Energy has a strong pipeline of development opportunities, including approximately 2,200 MW of additional generation capacity planned to be in place by 2011. The development pipeline includes plans to take advantage of the growth in the Queensland market to increase AGL Energy's generation capacity. Through its 33% interest in AlintaAGL (with the option to increase this to 100% over five years), AGL Energy will have exposure to the high growth WA market. AGL Energy also retains the rights to the PNG Upstream Gas Project, which provides the potential to deliver a new and substantial source of natural gas to Australia into the future. AGL Energy presently retains the rights to the proposed PNG Australian Pipeline Project but as announced AGL has agreed with Petronas to scale back its FEED activities in respect of that project and the ownership of the project may change.

New Alinta is positioned to grow by using its successful track record of acquiring and integrating infrastructure assets and leveraging Alinta's flexible, scaleable and efficient systems in relation to the merged business. The merger will provide Alinta with increased scale and an enlarged shareholder base that will provide a strong platform to pursue further opportunities. New Alinta will also retain exposure to the high growth WA market through its initial 67% interest in AlintaAGL.

2. Proven management expertise

AGL Shareholders will benefit from AGL's experience in the competitive national electricity market and Alinta's experience in managing infrastructure assets.

The National Electricity Market is an electricity market linking the eastern Australian regions, through which AGL currently supplies electricity to around 1.44 million customer accounts. Operating in the National Electricity Market is risky without a comprehensive market understanding of the interdependencies between:

- the electricity demand of retail customers which varies with the weather;
- wholesale prices which change every 30 minutes (although retail prices charged to customers are fixed);
- the ownership of generation capacity;
- risks arising from physical failure of transmission power lines between States which sometimes means power failures;
- the implementation of appropriate risk management strategies.

AGL Energy is an experienced energy operator, with substantial skill in managing wholesale energy exposures and generation capacity. Upon Completion, AGL Energy will supply more than 3 million gas and electricity customer accounts[1]. AGL Energy also owns 1,733 MW[2] of generation output in the National Electricity Market.

Alinta's management has demonstrated an ability to successfully manage large transactions while delivering organic growth and ongoing optimisation of existing business areas. The team has a strong focus on building organisation wide capability in optimising the assets under management and the skills needed to deliver growth and value to New Alinta Shareholders.

3. Separate focussed businesses

The Recommended Proposal will result in the formation of two separate, focussed businesses, AGL Energy and New Alinta. Each business will have an appropriate capital structure, suitable to its own business development and financial needs.

Upon Completion, AGL Energy will have Australia's largest energy customer base supplying more than 3 million customer accounts[3]. Its business strategy is to maximise shareholder returns by capturing value across gas and electricity markets from generation to retail, and taking advantage of cost efficiencies and operating scale.

New Alinta will be the largest energy infrastructure and asset management company listed on ASX, specialising in the ownership, management and operation of energy infrastructure. New Alinta will have an efficient capital structure which will provide a low cost of capital and increase competitiveness in pursuing further growth opportunities. New Alinta will focus on delivering strong and consistent cash flow growth and maximising returns to shareholders.

4. Cost savings and synergies

AGL Shareholders will retain the benefits of AGL's cost savings programs as well as sharing in the cost savings and synergies created by merging AGL's and Alinta's infrastructure assets.

AGL Energy has in place comprehensive projects to drive costs down, such as rationalising energy billing systems and processes. AGL Energy has projected total cost savings of $60 to $70 million per year to be achieved within the next three to five years.

These cost saving programs are designed to increase profits and operating efficiencies, and to further AGL Energy's competitive advantage, for further growth in market share and increased profitability. In addition to these initiatives AGL has recently embarked on a rationalisation program aimed at reducing the cost and increasing the efficiency of AGL's overheads and increasing efficiencies in the remainder of its businesses. At the date of this Booklet the additional cost savings have not been fully quantified, but will be in addition to the savings quantified in this Booklet.

1 Includes customers supplied with gas and electricity through AGL Energy's joint venture partnerships, ActewAGL and AlintaAGL (calculated by reference to AGL Energy's equity interest in these joint ventures).

2 AGL generation includes 32.5% (equal to 689 MW) of Loy Yang A and 33% (equal to 42 MW) of AlintaAGL's Pinjarra 1 cogeneration facility. AGL is not involved in the dispatch and trading of Loy Yang A's capacity.

3 Includes customers supplied with gas and electricity through AGL Energy's joint venture partnerships, ActewAGL and AlintaAGL (calculated by reference to AGL Energy's equity interest in these joint ventures).



Through their shareholding in New Alinta, AGL Shareholders will share in the benefit of cost savings and synergies from merging AGL's and Alinta's infrastructure assets. Alinta believes that cost savings and synergies of $55 million per annum (excluding CPI impacts) will be realised by New Alinta upon full implementation of the Recommended Proposal. Cost savings and synergies will primarily arise from:

- improved cost management through improved procurement of goods and services;
- rationalisation of operating locations and a reduction to efficient staffing levels from combining asset management businesses; and
- commercial initiatives to reduce duplication and benefits associated with increased scale.

5. Increasing AGL Shareholder returns

The Recommended Proposal is expected to provide increasing returns for AGL Shareholders.

AGL Energy expects that increasing returns will be largely due to the implementation of cost savings initiatives, an optimised capital structure and a business strategy focussed on the high growth energy sector. Together these processes will leverage AGL Energy's cost efficiency and operating scale advantages.

New Alinta expects accretive returns to be driven from cost savings and rationalisation of operations and efficiencies driven through restructuring.

As a result of the Recommended Proposal, AGL Shareholders will own one AGL Energy Share and 0.6117 New Alinta Shares for each AGL Share they hold. It is expected that AGL Shareholders will receive dividends for the year ending 30 June 2007 consistent with the upper range forecast under AGL's Original Demerger Proposal.

6. Value of $6.5 billion for the AGL Infrastructure Assets within the value range on a full control basis

The Independent Expert has concluded that in merging the AGL Infrastructure Assets with Alinta's business, the value attributed to the AGL Infrastructure Assets exceeds the standalone value of those assets and is within the value range on a full control basis. As explained in this Booklet, this value is partly reflected in the shareholdings that you will receive.

7. The Independent Expert has concluded the Recommended Proposal is in the best interests of AGL Shareholders

The Independent Expert has considered the advantages and disadvantages for AGL Shareholders of the Recommended Proposal and has concluded that it is in the best interests of AGL Shareholders.

The Independent Expert's reasons to support its conclusion include:

- that the Recommended Proposal resolves a situation that had the potential to reach a stalemate, to the detriment of shareholders in both AGL and Alinta;
- that the Recommended Proposal enhances the strategic and other benefits of the AGL Original Demerger Proposal;
- that the Recommended Proposal has the potential to result in substantial cost savings and other synergy benefits;
- that the Recommended Proposal should result in an increase in attributable earnings and dividends;
- that overall, the value exchange is, on balance, fair between the parties; and
- that the Recommended Proposal has certain disadvantages and risks which while not inconsequential, do not outweigh the anticipated benefits.

In summary, the Independent Expert believes that AGL Shareholders will be better off if the Recommended Proposal is implemented than if it is not.

The Independent Expert's Report is set out in Annexure F to this Booklet.

8. AGL Shareholders are expected to be eligible for capital gains tax (CGT) relief

The ATO is expected to publish a class ruling confirming that most Australian AGL Shareholders will be eligible for CGT rollover relief in relation to any AGL Energy Shares and New Alinta Shares they receive in exchange for their AGL Shares. AGL anticipates the ATO will publish this ruling before the AGL Scheme Meeting.



Shareholders who qualify for relief under the ruling should be able to defer any CGT tax liability until the time that they dispose of the AGL Energy and/or New Alinta Shares that they received in exchange for their AGL Shares.

Further details of the tax implications of the Recommended Proposal are set out in Section 8.

9. If the Recommended Proposal does not proceed, the AGL Share price may fall

If the Recommended Proposal does not proceed, this may result in a fall in the AGL Share price as the respective takeover offers by AGL and Alinta for one another will remain open, with no clear resolution.

Disadvantages of the Recommended Proposal

1. Effects of reduction in size and diversification

After implementation of the Recommended Proposal both AGL Energy and New Alinta will be smaller and less diversified companies than AGL.

Given the focussed nature of AGL Energy's operations after implementation of the Recommended Proposal, the effect of a significant adverse event in AGL Energy will not be able to be directly offset by favourable developments in AGL's infrastructure business which will form part of New Alinta, or vice versa. Accordingly the proportional impact of an adverse development on the value of a share in AGL Energy or New Alinta may be more significant than the impact of the same adverse development on the value of an AGL Share.

2. Lower individual index ratings than AGL's current rating

Both AGL Energy and New Alinta are likely to have a lower market capitalisation than AGL. Although AGL Energy and New Alinta are still expected to be included in the S&P/ASX 100 Index and most other key market indices, they may receive lower institutional investor support relative to AGL prior to the Recommended Proposal. This may result in a less liquid trading market for AGL Energy and New Alinta Shares.

3. Transaction costs

Total transaction costs in respect of the Recommended Proposal to be borne by AGL and AGL Energy are estimated at approximately $102.1 million. These costs primarily relate to advisor, financial, legal, accounting and expert fees, stamp duty, insurance and other costs. The fees also relate to the costs of establishing AGL Energy as a separate entity, including fees associated with its ASX listing, information technology systems and human resources. It should be noted that transaction costs of approximately $41.7 million are expected to have been incurred or committed to by AGL by the time of the AGL Scheme Meeting.

4. No due diligence

The Recommended Proposal is being carried out on a "public markets" basis. This means that AGL has not had the opportunity to undertake detailed legal due diligence on Alinta. However this is mitigated to the extent that;

- as a listed company, Alinta is subject to the continuous disclosure regime;
- many of Alinta's assets are regulated assets which have a high level of transparency and operational certainty; and
- Alinta's assets are in asset classes in which AGL has a core competency.

1 Profile of AGL Energy

1.1 Profile and assets

(a) **Overview of AGL Energy**

Upon Completion, AGL Energy will be one of Australia's largest listed energy companies, with the country's largest retail energy and dual fuel customer base. AGL Energy will consist of a substantial portfolio of wholesale energy contracts and assets to support its retail customer base and provide growth opportunities.

Figure 1.1 provides an overview of AGL Energy's core businesses and assets and identified development and growth opportunities upon Completion.

Figure 1 Overview of AGL Energy

AGL Energy

	Retail	Electricity Generation	Upstream Gas
Existing businesses and assets	**Energy retailer and supplier** – gas and electricity – NSW, Victoria, South Australia and Queensland – AGL Energy Shops franchise – AGL Assist appliance service **ActewAGL retail business (50%)** – gas and electricity in ACT and surrounds **Elgas (50%)** – LPG distributor across eastern Australia **AlintaAGL – WA Retail Business (33%)** – WA gas and electricity	**Wholesale electricity contract portfolio** – NSW, Victoria, South Australia and Queensland **Gas-fired power generation** – Hallett (SA) 180 MW – Somerton (Vic) 150 MW – cogeneration (Vic, SA) 9 MW **Renewable power generation** – Victorian hydro assets 593 MW – NSW hydro assets 53 MW – landfill gas and biogas generation (Vic, NSW, Tas, WA) 14 MW **Loy Yang Power (32.5%)** – Victorian 2,120 MW coal-fired generator and coal mine **AlintaAGL (33%)** – Pinjarra 1 (WA) 140 MW – WA cogeneration delvelopment rights	**Wholesale gas contract portfolio** – multiple supply sources – wholesale trading **PNG Upstream Gas Project** – 10% interest in gas reserves – interest in oil reserves **Sydney CSM Project** – 50% interest in gas reserves – operator of Camden Project **Queensland CSM Assets** – 50% interest in Moranbah Gas Project assets **LPG production** – HC Extractions, Kurnell (NSW) **AlintaAGL (33%)** – wholesale gas contract portfolio
Identified development and growth opportunities	**Organic growth** – within existing markets – dual fuel accounts **Queensland mass market** – entry by government sale process or with full retail contestability in July 2007 **Other markets** – potential entry to Tasmanian markets **AlintaAGL** – options to acquire the remaining 67% of AlintaAGL – electricity retail growth with full retail contestability	**Gas-fired power generation** – Hallett expansion (SA) 250 MW – Townsville (Qld) 370 MW – Leafs Gully stage 1 (NSW) 300 MW – Leafs Gully stage 2 (NSW) 500 MW **Renewable power generation – hydro** – West Kiewa (Vic) 12 MW – Bogong (Vic) 130 MW **Renewable power generation – wind** – Hallett (SA) 95 MW – Bluff (SA) 45 MW – Dollar (Vic) 79 MW – Macarthur (Vic) 330 MW **AlintaAGL** – options to acquire the remaining 67% of AlintaAGL – Pinjarra 2 (WA) 140 MW – Wagerup (WA) 351 MW – additional cogeneration developments **Mica Creek Power Station (Qld)** – Joint Development Agreement with CS Energy for upgrade of 70-100 MW	**PNG Upstream Gas Project** – existing project development **Proposed PNG Australian Pipeline Project** – however, AGL has written off costs incurred to 30 June 2006 and is scaling back FEED **Sydney CSM Project** – Camden and Hunter Valley (NSW) **Queensland CSM Assets** – further development of Moranbah Gas Project **AlintaAGL** – options to acquire the remaining 67% of AlintaAGL

(b) **Retail**

Upon Completion, AGL Energy will be Australia's largest retailer of gas, electricity and related services. This position has been achieved by a focus on profitable growth throughout the 169 years since AGL's establishment in 1837 as Australia's first energy company, first lighting the streets of Sydney in 1841. Within the last decade, AGL has changed from a NSW based gas utility to a diversified national energy business.

Recent growth is displayed in Figure 1.2.

Figure 1.2 **Development of retail business**



1971
AGL secures first long term Cooper Basin gas supply contract
1976
Introduction of natural gas into NSW
1995 and 1997
Acquisition of Victorian electricity business
2000
Acquisition of South Australian electricity retail business, providing market presence in SA
Formation of ActewAGL - gas, electricity and water multi-utility
2002
Acquisition of Pulse, Victorian gas and electricity retailer
2006
Acquisition of 33% of Alinta AGL
1970s
Acquisition of smaller gas companies in Sydney, Newcastle, Wollongong and surrounding areas
1980s
Development of new natural gas markets through transmission pipeline and network extensions to the ACT and regional NSW
1995 onwards
Increasing market share of large gas and electricity users as markets become contestable
2006
Maintenance of market leadership position - growth in energy products and services offering
1970s and 1980s
Expansion of the NSW and the ACT customer base as markets developed
Growing industrial customer market as a result of fuel conversion

AGL Energy will continue to trade under the "AGL" brand, as well as own and utilise the brands "Switched on Living" and "Switched on Business".

Upon Completion AGL Energy will have Australia's largest retail energy customer base, supplying more than 3 million customer accounts. This includes customers supplied with gas and electricity through AGL Energy's joint venture partnerships, ActewAGL and AlintaAGL (calculated by reference to AGL Energy's equity interest in these joint ventures). For further information on ActewAGL and AlintaAGL, refer to Section 1.1(b)(iv) and (v).

Energy customer account numbers and share estimates by state or territory as at 30 June 2006 are displayed in Figure 1.3. These numbers and estimates include those customers supplied by the ActewAGL joint venture, and the AlintaAGL retail business which AGL Energy will have a 33% interest in upon Completion.

Figure 1.3 AGL Energy customer account numbers and market share by state

	Customer accounts ('000s)			Share by customer accounts	
	Gas	Electricity	Total	Gas	Electricity
NSW	775	192	967	82%	6%
Vic	511	711	1,222	32%	29%
SA	53	538	591	14%	77%
Qld	-	1	1	-	-
TOTAL	**1,339**	**1,442**	**2,781**		
WA (AlintaAGL)[1]	540	1	541	100%	0%
ACT (ActewAGL)[1]	107	153	260	100%	100%

Notes:

1 100% of joint venture customer accounts. AGL Energy has a 50% interest in the ActewAGL joint venture and following implementation of the Recommended Proposal, a 33% interest in AlintaAGL

(i) Mass market – residential and small commercial customers

AGL Energy's key objectives for the residential and small commercial customer segments are to:

- grow national retail share by retaining existing customers and acquiring new customers profitably;
- increase the sale of multiple energy products and services to new and existing customers; and
- establish and maintain efficient operating systems and reduce cost to serve.

AGL Energy considers it is well placed to achieve these objectives due to its proven ability to maintain its customer base nationally in highly competitive energy markets, its dual fuel capability and its customer focussed energy products and services.

AGL Energy will continue to offer a range of energy related services to residential and small commercial customers including:

- **AGL Energy Shops:** 51 branded dealers (that is, 17 franchised shops and 34 agents) throughout NSW, regional Victoria, South Australia, and the ACT (under the ActewAGL brand), which provide customers with a range of heating, cooling, hot water and cooking appliances, expert advice, sales and installation;
- **AGL Assist:** operating in metropolitan areas of NSW, Victoria, South Australia, and the ACT (under the ActewAGL brand), AGL Assist offers customers gas and electrical repairs, installations and maintenance including emergency hot water repair or replacement; and
- **AGL Green Choice products and services:** AGL Energy sells Green Energy, that is, electricity from new renewable generation sources that are certified by the National Green Power Accreditation Steering Group. AGL Energy also offers a "carbon neutral" abatement electricity product, AGL Green Balance™. In addition, AGL Energy promotes energy efficient and environmentally friendly products and services such as the award winning Cent-A-Meter which helps customers monitor consumption and costs of energy in their home or business.

(ii) Large commercial and industrial customers

AGL Energy supplies gas, electricity and specialised energy related services to large energy consumers, typically commercial and industrial businesses, in NSW, Victoria, South Australia and Queensland.

Customers in this market segment tend to have well known energy requirements, typically contracting for periods of two to three years. AGL Energy works closely with these customers, providing support on quality of supply, price and market information and energy efficiency matters. These services are delivered through state based account management and business development resources. The majority of AGL Energy's large customers are retained for more than one contract term in a very competitive market.

AGL Energy offers a range of energy related and strategic services. These solutions are delivered by a group of highly qualified engineers and technicians, providing engineering, technical, project development and project management expertise. Services include programmed maintenance, energy consultancy and efficiency services, energy targeting and monitoring solutions, asset operations and more recently green solutions (compliance with government based green initiatives).

(iii) Energy supply to Retail

Customers of AGL Energy's Retail division are supplied from AGL Energy's portfolio of electricity and gas contracts and output from its generation assets, managed by the Wholesale Electricity and Wholesale Gas divisions. In the 2006 financial year, AGL sold 186.2 PJ of natural gas (including 47.3 PJ sold to wholesale customers) and 22,148 GWh of electricity. The break up of these sales by customer groups and states, is shown in Figure 1.4.

Figure 1.4 **Energy sales**



Natural gas - 186.2 PJ
Electricity - 22,148 GWh *
Customer type
Wholesale
Residential and small business 33%
Industrial and commercial 42%
Industrial and commercial 56%
Residential and small business 44%
Geography
16%
43%
5%
36%
3%
31%
23%
43%

* Excludes volume supplied to ActewAGL.

(iv) AlintaAGL

AlintaAGL will be a joint venture between Alinta and AGL. It will hold Alinta's WA energy retail and cogeneration business. The retail business operates in Perth and the surrounding region, supplying gas to over half a million residential and business customers and more recently electricity to more than a thousand contestable business customers.

The sale of electricity is largely sourced from AlintaAGL's cogeneration business. The alliance between Alinta and Alcoa to develop cogeneration facilities at Alcoa's alumina refineries in WA has resulted in the construction of a 140 MW cogeneration plant at Alcoa's Pinjarra refinery with a second 140 MW unit scheduled for completion in the first quarter of 2007. A further two plants are scheduled to be built at Alcoa's Wagerup refinery (351 MW).

As part of the Recommended Proposal, AGL Energy will acquire from Alinta an initial 33% interest in AlintaAGL, which is the entity that will conduct the WA Retail Business on and from Completion. AGL Energy will also hold options to acquire the remaining 67% of AlintaAGL from Alinta over a five year period.

For further information on AlintaAGL's operations, refer to Section 3.2(g).

(v) ActewAGL Retail

ActewAGL is a joint venture between AGL and the ACT Government. It was established in 2000 and was the first utility joint venture in Australia between a government and a non government enterprise. Operating in the ACT and surrounding region, ActewAGL is Australia's first multi utility to provide electricity, natural gas, water and water services. AGL Energy holds a 50% interest in ActewAGL's retail gas and electricity business.

ActewAGL is the leading energy retailer in the ACT and has an established brand. In the 2006 financial year, it supplied 8.4 PJ to approximately 107,000 gas customers and 2,325 GWh to approximately 153,000 electricity customers.

(vi) Elgas

Elgas is a joint venture between AGL and BOC. Elgas is the largest distributor and marketer of LPG in Australia, supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customers through a branch network in regional and country Australia, and owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney. The Sydney LPG Cavern is 130 metres underground and has a storage capacity for 65,000 tonnes of propane.

Elgas is also an equal partner with Wesfarmers Kleenheat in the Unigas automotive LPG business and supplies LPG to Unigas for its network of autogas sites.

AGL Energy holds a 50% interest in Elgas.

(c) Wholesale Electricity

AGL Energy's Wholesale Electricity division purchases and generates the electricity and related products sold by AGL Energy's Retail division. Related products include RECs, NGACs, GECs and Green Power Rights, all of which are purchased or generated to fulfil voluntary or regulatory requirements for renewable energy or lower emission generation.

(i) Wholesale electricity portfolio

AGL Energy contracts with external parties, predominantly generators (including the Loy Yang Power Partnership (**LYP**)), with a view to reducing the price risk associated with retailing electricity to customers. Generation owned by AGL Energy is largely used to manage its exposure to pool prices during periods of peak demand. Electricity prices are generally highest during periods of peak demand and by having its own generation to supply these periods, AGL Energy is able to mitigate risks.

AGL Energy's Wholesale Electricity division forecasts AGL Energy's customer demand in an effort to minimise the costs of electricity purchases. This assists AGL Energy to match purchases of external contracts with customer demand. As demand varies considerably with variations in weather conditions, there are occasions where customer demand may not match contracts purchased. When customer demand exceeds contracted supply, AGL Energy's Wholesale Electricity division uses its generation portfolio to assist in managing the exposure to high electricity spot prices that can result from an under contracted position.

(ii) Power generation portfolio

AGL Energy has a diverse power generation portfolio, including base, peaking and intermediate generation, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, landfill gas and biogas). This portfolio consists of 1,733 MW of generation (including AGL's minority interests in the Loy Yang A Power Station (**LYA**) and the AlintaAGL Pinjarra 1 cogeneration unit at Alcoa's Pinjarra refinery), providing diversity through fuel source as shown in Figures 1.5 and 1.6.

Figure 1.5 **AGL Energy power generation portfolio and fuel mix**

Plant	Capacity (MW)	Fuel	State	Fuel Mix
Somerton	150	Gas	Vic	Landfill and biogas 1%; Hydro 37%; Brown coal 40%; Gas 22%
Hallett	180	Gas	SA	
Hydro	645	Hydro	Vic and NSW	
Cogeneration	9	Gas	Vic and SA	
Other	14	Landfill and biogas	Tas, WA, Vic and NSW	
Loy Yang A (32.5% share of 2,120 MW generation capacity)	689	Brown coal	Vic	
AlintaAGL Pinjarra (33% share of 140 MW generation capacity)	46	Gas	WA	
TOTAL	**1,733**			

Figure 1.6 **AGL Energy power generation portfolio**



Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
NSW Hydro
Victorian Hydro
Hallett
Loy Yang A
Additional 9 MW in Vic and SA
Total 14 MW in Vic, NSW, Tas and WA

AGL Energy's power generation assets are predominantly located within the regions where its retail customers are generally located.

The operational characteristics of AGL Energy's hydro assets are valuable during periods of high demand (and thus typically high price) as full generation output can be achieved very quickly (in as little as two minutes at some stations), thereby rapidly offsetting potential exposure to the potentially high spot prices that AGL Energy would otherwise face. The gas fired generation assets provide an important reinforcement to the hydro assets because they are able to provide AGL Energy with sustained operation if water (the fuel source for the hydro assets) becomes constrained. AGL Energy's bidding and dispatch of generation into the NEM is aimed at minimising the cost of electricity purchases across the entire wholesale electricity portfolio.

AGL Energy's power generation portfolio reduces exposure to high electricity pricing periods and hence lowers its cost of

energy supply. This is an important benefit as in the 2006 financial year a significant proportion of AGL's electricity costs were incurred in the highest demand periods. The cost of buying electricity is also reduced through portfolio optimisation to reduce risk, displacing expensive cap contract purchases during peak demand periods and improving AGL Energy's capability to access contracts with third party suppliers. In addition, the fuel diversity benefits provided by renewable and zero greenhouse emission generation assets assist in reducing the carbon intensity of the portfolio and meeting regulatory requirements.

As 37% of the portfolio is zero greenhouse emission, the importance of AGL Energy's generation portfolio is likely to increase as governments and consumers act to reduce greenhouse emissions.

(A) Renewable generation

AGL Energy has a renewable generation portfolio consisting of 11 hydroelectric generating schemes in Victoria and NSW, and six landfill gas or biogas facilities in NSW, Victoria, Tasmania and WA. The hydro assets were acquired as part of the Southern Hydro acquisition completed in November 2005. An overview of the renewable and low emission generation assets, which form part of AGL Energy's portfolio, is provided in Figure 1.7.

Figure 1.7 **AGL Energy's renewable generation portfolio**


Key:
Hydro
Burrendong 19 MW
Copeton 225 MW
Cairn Curran 2 MW
Kiewa 241 MW
Gosnells 1 MW and

AGL Energy's hydro assets are renewable and long life assets and are expected to provide considerable long term benefits to the company's asset portfolio. Their generating characteristics provide greater flexibility to the wholesale electricity portfolio through the quick start up capabilities of 556 MW of this capacity across the southern NEM. The hydro generation assets are operated by AGL Energy through an experienced management and operations team.

The renewable assets are also accredited under the MRET, and accordingly produce RECs to the extent that annual generation exceeds the relevant baseline for each station.

AGL Energy owns and operates approximately 14 MW of renewable landfill and biogas generation, with a further seven MW of new generation projects being negotiated with resource owners. In addition to electricity, these assets generate green products, including RECs, NGACs, and Emission Reduction Units being credits provided by the Australian Greenhouse Office for projects that abate carbon and carbon equivalents. All generation products are used or traded by AGL Energy.

(B) Gas fired generation

- Hallett Power Station

  Built in 2002, the Hallett Power Station in South Australia provides 180 MW of gas fired generation. This power station has the capability to generate using diesel or gas, providing fuel diversity in the event of gas supply constraints. The 180 MW capacity at Hallett comprises 13 units, providing substantial diversity to mitigate risk associated with plant operation. Hallett has a reliable generation history, successfully generating 96% of the time it has been required. Hallett represents approximately 5% of installed generation capacity in South Australia. The capacity of Hallett is used to meet AGL Energy's South Australian retail customer demand.

  The Hallett Power Station is operated and maintained by AGL Energy.

- Somerton Power Station

  Built in 2002, the Somerton Power Station provides 150 MW of gas fired generation and is located close to the major load centre in Victoria, being in the industrial suburbs of Melbourne. Somerton has a reliable generation history, successfully generating around 94% of the time it has been required. Four 37.5 MW gas turbines make up the generation capacity, reducing the impact of start failure. The capacity of Somerton is used to meet AGL Energy's Victorian retail customer demand.

  As with Hallett, the Somerton Power Station is operated and maintained by AGL Energy.

- Cogeneration

  AGL Energy built, owns and operates a gas fired cogeneration plant at Cooper's Brewery in South Australia (4.4 MW) and a similar cogeneration facility (4.4 MW) with Symex Holdings Limited in Port Melbourne. The Cooper's cogeneration plant and the Symex cogeneration plant provide electricity and steam to each site, with surplus electricity supplied to the grid.

(iii) AlintaAGL WA Cogeneration assets

Section 3.2(g)(ii) contains information in relation to AlintaAGL's cogeneration assets and its alliance with Alcoa to develop additional cogeneration plants.

(iv) Loy Yang Power investment

In 2004, AGL, through its foundation shareholding in the Great Energy Alliance Corporation Pty Limited (GEAC), purchased a 32.5% economic interest in LYP, which owns LYA and its adjacent coal mine. LYA is a 2,120 MW coal fired base load power station located in the Latrobe Valley, Victoria and is among the lowest short run marginal cost base load generators in the NEM. The other GEAC shareholders are TEPCO (32.5%), Motor Trades Association of Australia Superannuation Fund Pty Ltd (11.8%), Transfield Services Limited (9.3%), Westscheme Pty Ltd (5.8%), Mitsui & Co (5.6%) and Statewide Superannuation Pty Ltd (2.5%).

LYP successfully refinanced its $2.1 billion senior bank debt facilities in November 2005. This refinancing extended the maturity profile of the debt to complement the long term nature of the asset, and reduced credit margins and therefore the cost of funding, while maintaining existing favourable covenants.

The investment in GEAC is owned by AGL Energy.

(v) Growth opportunities

AGL Energy will have the capacity to pursue and develop a range of diverse power generation opportunities in Australia. The suite of opportunities and anticipated timings are displayed in Figure 1.8.



Figure 1.8 **Power generation developments**


Key:
Wind
Hydro
Gas
Cogeneration
Townsville
370 MW
Mica Creek upgrade
70-100 MW
Wagerup
351 MW
Hallett
95 MW
The Bluff
45 MW
Hallett Expansion
250 MW
Macarthur
330 MW
Dollar
79 MW
Leafs Gully
300 MW stage 1
500 MW stage 2
West Kiewa upgrade
12 MW
Bogong
130 MW


Hallett wind power generator
95 MW (SA)
Bogong 130 MW (Vic) and West Kiewa
12 MW (Vic) hydro power generators
Hallett gas power generator
expansion 250 MW (SA)
Townsville gas generator 370 MW (Qld)
The Bluff wind power generator 45 MW (SA)
Mica Creek upgrade 70-100 MW (Qld)
Dollar 79 MW (Vic) and Macarthur 330 MW (Vic) wind power generators
Leafs Gully stage 1 300 MW (NSW) and stage 2 500 MW (NSW) gas power generators

Notes

1. Projects described as "In progress" have either commenced construction or been scheduled to commence construction, or are projects in respect of which AGL has committed significant resources to their development. Projects "In development" have been granted a number of the required approvals, but have not yet been scheduled for construction. The financial viability of these projects continues to be assessed. Projects in the "Planning stage" are currently being assessed for shareholder value. The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.
2. Excludes AlintaAGL cogeneration developments (eg Wagerup).

The timing and cost of developing these opportunities will depend on commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these opportunities. Current estimates are that the cost of developing these opportunities (in real terms) is approximately $1.0 million per MW for gas fired power generation, approximately $1.2 million per MW for hydro powered generation and approximately $2.3 million per MW for wind powered generation.

AGL Energy's future generation opportunities are in various stages of development. Development approval has been granted for a number of projects including the Bogong hydro power station and the Bluff wind farm. The West Kiewa upgrade can proceed without any need for external approvals.

On 31 January 2006, AGL announced that it will build Australia's largest wind farm at the Hallett site in South Australia. The 95 MW facility will be located adjacent to the existing 180 MW gas fired peaking power plant. AGL announced that the construction of the planned $236 million wind farm is scheduled to commence in September 2006 with initial commissioning expected in December 2007. In May 2006, AGL released an invitation to tender for the proposed capacity expansion of the Hallett gas fired peaking plant, from the existing 180 MW capacity to a total capacity of at least 430 MW. Responses to the invitation to tender were received in July 2006 and the viability of the project is being further assessed.

AGL Energy owns the development rights for the wind powered generation assets shown in Figure 1.8, including the Hallett wind farm.

Most recently in May 2006, AGL Energy and CS Energy signed a Joint Development Agreement (**JDA**) to investigate upgrading the 325 MW Mica Creek gas fired power station at Mount Isa. Under the terms of the JDA, AGL Energy will take the lead role in procuring and transporting the additional long term supply of gas for the power station, and AGL Energy and CS Energy will investigate joint funding and equity arrangements for the upgrade of the Mica Creek power station. CS Energy will oversee the redesign and will operate the upgraded Mica Creek station which is planned to be expanded by 70-100 MW by 2010 at a projected cost of approximately $150-$200 million.

(d) Wholesale Gas

The Wholesale Gas division is involved in purchasing and managing gas, transportation and storage services for AGL Energy's retail and wholesale customers, and more recently has invested in natural gas and oil production interests in PNG and CSM interests in the Sydney Basin and Moranbah.

(i) Wholesale gas supply

AGL Energy has secured a diversified portfolio of long term gas supply and transportation contracts, together with load management contracts. The existing gas contracts are held with producers across several Australian gas producing basins, adding flexibility and security to AGL Energy's gas supply. This portfolio diversification will assist AGL Energy to manage the risks associated with the supply and delivery of gas.

The most recent gas supply and transportation contract in AGL Energy's portfolio is a contract for the supply of 1,500 PJ of PNG gas to be supplied over a 20 year period commencing in 2009. This agreement is conditional on, among other things, financial close of the proposed PNG Australian Pipeline Project.

In the absence of the proposed PNG Australian Pipeline Project moving forward in its current form, AGL Energy is working with the PNG Gas Producers to evaluate alternative structures to bring PNG gas to the eastern states of Australia.

AGL Energy's wholesale gas portfolio contracted gas volumes are set out in Figure 1.9.

Figure 1.9 **Wholesale gas supply portfolio – remaining gas volume contracted (as at 1 January 2006)**

Supply source	Counterparties	Volume remaining under contract (PJ)	Term remaining
Cooper Basin	South Australian and South West Queensland Cooper Basin producers (including Santos and Origin Energy)	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	Origin Energy	335	2020
Gippsland Basin	Gascor, Esso/BHP Petroleum	1,200	Two agreements terminating 2009 and 2017
Sydney CSM	Sydney Gas/AGL	145	2015
PNG	PNG Gas Producers (including ExxonMobil, Oil Search and AGL)	1,500	2028
TOTAL		**3,785**	

In addition to servicing its own customers, AGL Energy supplies gas to other large industrial customers and retailers. Deliveries to these wholesale customers represented 25% of total sales volumes in the 2006 financial year.

(ii) PNG Upstream Gas Project

In January 2006, AGL acquired an equity interest of 10% of the PNG Upstream Gas Project as well as various interests in a number of developed oil assets. The oil assets consist of an 11.9% interest in PDL2, containing the Kutubu, SE Mananda and part of the Moran oil fields, and a 66.7% interest in PDL4, containing the Gobe Main and part of the SE Gobe fields. AGL's share of total oil, gas and condensate reserves is approximately 115 million barrels of oil equivalent. In addition, AGL has a binding 1,500 PJ 20 year gas sale agreement with the PNG Gas Producers, conditional on the PNG Upstream Gas Project reaching financial close.

The PNG upstream interests include the following three components:

- **PDL2 joint venture (11.9% interest)**

  The PDL2 joint venture owns the Kutubu oil field, which was PNG's first oil development project and has been producing oil and gas from the Iagifu/Hedinia and Agogo oil reservoirs since 1991. Associated gas is being reinjected into the oil fields to support oil production by maintaining reservoir pressure and this gas will be used to supply potential markets in Australia if the proposed PNG Australian Pipeline Project is completed.

  The PDL2 participants also have an interest, through the Moran Unit, in the Moran oil field which commenced production in 1998. In March 2006, the SE Mananda oil field commenced production through the Agogo processing facilities. Oil production is expected to continue from PDL2 through to 2025.

  The associated infrastructure assets owned by the PDL2 joint venture participants include the Agogo processing facilities, the Kutubu central processing facilities, an oil export pipeline, and an oil marine terminal and mooring system. The joint venture operator is Oil Search. As at 31 December 2005, AGL Energy's share of audited PDL2 oil reserves was 10.4 million barrels (proved plus probable reserves).

- **PDL4 joint venture (66.7% interest)**

  The PDL4 licence was granted in 1996 to facilitate production from the Gobe Main and adjacent SE Gobe oil field. The PDL4 investment entitles AGL Energy to a 27.3% interest in the SE Gobe Unit. Oil production commenced in 1998 and is processed through the Gobe production facility and exported using the PDL2 export pipeline and marine loading facilities.

  The joint venture operator is Oil Search. As at 31 December 2005, AGL Energy's share of audited PDL4 oil reserves was 7.8 million barrels (proved plus probable reserves).

- **PNG Upstream Gas Project (10% interest)**

  AGL Energy's interests in the PDL2 and PDL4 joint ventures acquired entitle it to a 10% interest in the PNG Upstream Gas Project. The PNG Upstream Gas Project is a commercial unitisation of gas reserves held by the PDL2, PDL4 and Hides owners groups which have collectively committed approximately 5,500 PJ of natural gas for processing, transportation and sale into markets in Australia. The other project participants in the PNG Upstream Gas Project are ExxonMobil as operator (39.4%), Oil Search (44.2%), MRDC (3%) and Nippon Oil (3.4%). The PNG Government and Santos may take up interests in the project of 11.3% and 9.5% respectively which, if taken, will dilute the interests held by ExxonMobil and Oil Search.

  The project concept will involve the development of two gas processing plants at the Hides and Kutubu fields, gathering and production pipelines, new gas production and injection wells, and compression facilities to export gas to Australian markets through a sub-sea pipeline in PNG waters.

  An overview of the PNG upstream interests is set out in the Figure 1.10.

Figure 1.10 **PNG upstream interests**



Juha
Angore
Hides
Moran
PDL 2
SE Mananda
Kutubu
PDL 4
Gobe
SE Gobe
Gas Field
Oil Field
Existing Oil Pipeline
Port Moresby
25km

(iii) Sydney Basin CSM Assets (50% interest)

In November 2005, AGL announced the formation of a joint venture with Sydney Gas to participate in the development and production of CSM in the Sydney Basin (known as the Camden Gas Project), as well as exploration of CSM in the Camden and Hunter regions. Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ per annum from the Camden Gas Project with an option to extend the contract for a further five years.

The assets acquired by AGL comprise a 50% interest in production licences PPL1, PPL2 and PPL4 (covering the Camden Gas Project), and a 50% interest in exploration licences PEL2, PEL4, PEL5 and PEL267, as shown in Figure 1.11. Effective from 1 February 2006, AGL assumed the role of operator of the Camden Gas Project, while Sydney Gas remained the operator of exploration activities.

Figure 1.11 Sydney Basin CSM

Merriwa Prospect
Muswellbrook Prospect
Denman Lead
PEL 4
Hunter Prospect
Hunter Gas Project
Fullerton Cove
Newcastle
PEL 267
PEL 5
PEL 2
Sydney
Camden Prospect
Camden Gas Project
Wollongong
Sydney Basin
Petroleum Exploration Licences
APT/AGL and Alinta Pipelines
Prospects
Limit of Upper Permian Coal Measures

The investment is intended to provide AGL Energy with secure and competitively priced gas supply from an existing gas project for the NSW market. This supply of gas may enable AGL Energy to promote further gas market development activities including the advancement of gas fired power generation opportunities in NSW. The investment also presents growth opportunities for AGL Energy through the potential development of CSM prospects in the Camden and Hunter regions of NSW.

(iv) Queensland CSM assets (50% interest)

In late August 2006, AGL completed the acquisition from BHP Billiton of a 50% interest in the Moranbah Gas Project, as shown in Figure 1.12. AGL Energy holds the 50% interest in the Moranbah Gas Project.

The Moranbah Gas Project is forecast to produce about 16 PJ of sales gas in the 2006 contract year, which represents approximately 12% of the Queensland gas market and makes it one of Australia's largest producing CSM projects. The project

will complement AGL Energy's interests in the PNG Upstream Gas Project, as well as the proposed Townsville gas fired power station. It will also underpin AGL Energy's entry into the Queensland market.

The assets acquired by AGL Energy as part of this transaction include BHP Billiton's 50% interest in the Moranbah Gas Project Joint Venture Operating Agreement and associated gas sale contracts, BHP Billiton's 99% interest in ATP 364P being an exploration joint venture covering 6,150 square kilometres, and all BHP Billiton's rights under a project agreement with CH4 which has a remaining term of approximately 44 years.

CH4 has exclusive rights to explore for CSM within ATP 364P under the Project Agreement. In addition, AGL Energy will be entitled to a 5% override royalty on CH4's gas sales from current and future petroleum leases within ATP 364P, and will also be entitled to participate in any project developed by CH4 with an interest of up to 50%.

Figure 1.12 **Moranbah Gas Project Area**



Moranbah Gas Project
Existing Gas Pipelines
Proposed Gas Pipelines
Moranbah Permits
Yabulu
Townsville
Bowen
Enertrade Moranbah-Townsville Pipeline
Mackay
Moranbah Gas Project Area
PL191
Moranbah
PL223
PLA222
ATP364P
PL196
Proposed PNG Gas Pipeline
Rockhampton
Proposed Enertrade Moranbah-Gladstone Pipeline
Gladstone
Rolleston
Moura

(v) LPG production

AGL Energy's wholly owned HC Extractions owns a cryogenic plant that produces LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in NSW. All production is sold back to Caltex with the propane and butane produced used as automotive LPG, and naphtha used in the petrol making process. In the 2006 financial year, total production of LPG was 35,400 tonnes.

(e) Proposed PNG Australian Pipeline Project

(i) Background to the project and APC joint venture

The PNG Gas Producers are marketing major gas reserves in PNG for sale to Australian markets. If the project is completed, the additional reserves of PNG gas will provide substantial additional long term supply of conventional natural gas for Australia and additional system security.

APC was selected as the preferred developer for the proposed PNG Australian Pipeline in April 1998 following an international competitive tender. In October 2004, APC and the PNG Gas Producers executed a binding Letter of Intent that provides APC with the right, but not an obligation, to own and operate the pipeline.

AGL and Petronas have entered into a Joint Development Agreement in relation to the APC joint venture. Further details regarding this agreement are set out in Section 9.2(b)(vi).

In addition, under the Pipeline Development Agreement between AGL and APT, which was entered into by AGL and APT at the time of the initial public offering in relation to APT, AGL is obliged to offer APT at least 20% of the aggregate ownership interests in the proposed PNG Australian Pipeline. APT can accept part of the percentage interest offered to it provided that it is not less than an aggregate 10% interest in the proposed PNG Australian Pipeline. Further details of the Pipeline Development Agreement are set out in Section 9.2(c)(i).

(ii) Current status

APC committed to the FEED process in relation to the proposed PNG Australian Pipeline Project in February 2005. The FEED process involved conceptual and detailed engineering, geotechnical surveys, route selection and land access negotiations, negotiations with construction and equipment suppliers and related studies.

During August 2006, AGL and Petronas decided to scale back FEED activities due to a lack of committed foundation gas load customers and escalating construction costs.

In AGL's view, the proposed PNG Australian Pipeline Project is unlikely to proceed in its current form although there may be alternative ownership structures for the pipeline that could allow the pipeline to be developed. AGL is continuing discussions with the PNG Gas Producers to explore all avenues to bring PNG gas to market and remains a committed foundation customer for PNG gas. AGL understands that the PNG Gas Producers are continuing negotiations with potential customers in order to bring the project to fruition.

(iii) Project risks

It is not certain that the PNG Australian Pipeline Project will proceed, or proceed in its current form. The key challenges to project viability, and the prospects for the project proceeding, include:

- committed foundation contracts: without adequate committed foundation contracts to underpin forward revenues, the project will not proceed;
- high construction costs: at present there is high demand for construction services from both the private and public sectors due to a combination of factors, including strong demand for commodities leading to increased mineral and oil development projects. There is also significant spending on the renewal and development of social and economic infrastructure in Australia. This high demand for construction services has resulted in material inflation in construction estimates for the pipeline. Final tenders have not been issued for supplies of construction services and materials, and the final estimate of construction cost will depend on the outcome of these tenders. The higher the capital costs for the project, the lower the project returns, and the less likely it is that the project will proceed.

The major risks inherent in the PNG Australian Pipeline Project, if it proceeds, include the following:

- construction and procurement risks (the risk that construction and purchase of key supplies are delayed or are more costly than expected);
- reserve risk (the risk that gas reserves underperform or are not delivered);
- counterparty risk (the risk that contractual counterparties do not honour their obligations);
- market risk (the risk that the gas demand in Australia is less than expected for a given price);



- regulatory risk (the risk that regulatory outcomes are more onerous and financially constraining than anticipated); and
- sovereign risk (the risk arising from the action of a government).

These risks will be mitigated to varying degrees by the commercial and contracting strategies put in place by APC.

1.2 Business strategy

(a) Strategy overview

AGL Energy's business strategy is to deliver growth in earnings per share and total shareholder returns by:

- participating in the contestable growth segments of the electricity and gas sector, being upstream gas, power generation and energy retail;
- managing wholesale price risk and earnings volatility by matching upstream and retail exposures; and
- taking advantage of its position as one of the largest purchasers of wholesale gas and electricity in Australia to reduce cost of supply and cost to serve, leading to market share growth and increased profitability.

Figure 1.13 indicates AGL Energy's value proposition of extracting value across the energy supply chain.

Figure 1.13 **Extracting value across the energy supply chain**


INTEGRATED ENERGY MAJOR
Upstream equity gas
Contract gas
Diversity of supply contracts
Gas storage
Diversity of haulage contracts
AGL
"Build access markets"
3 million retail gas & electric accounts
"Lowest cost service"
Fuel contracts
Thermal fuel generation
Renewable generation
Power purchase agreements
Complex hedge products and trading
SKILLS TO SUCCEED ACROSS GAS AND ELECTRIC VALUE CHAIN

(b) Retail energy

Central to AGL's business strategy and growth aspirations is its position as Australia's largest energy retailer. Key elements of AGL Energy's strategy for its retail energy business are to:

- grow the business within its existing retail markets, including through continuing improvements in the knowledge of the market and customer expectations;
- provide a comprehensive range of gas and electricity products and related services in response to changing market requirements, including green energy and advanced metering;
- develop innovative energy solutions for large energy users; and
- continue with programs already underway to rationalise systems and processes so as to reduce cost and improve services to customers.

AGL Energy has the scale and portfolio diversity to expand its retail base into new markets, either through acquisition or utilising its merchant energy assets and development opportunities to support penetration into the retail market. This will include Queensland, through participating in the recently announced Queensland Government sale process and the introduction of retail contestability scheduled from July 2007.

(c) **Wholesale gas and electricity**

AGL Energy is focussed on taking advantage of its position as one of Australia's largest purchasers of wholesale gas and electricity to develop and acquire upstream gas and power generation assets with the objective of:

- ensuring wholesale energy costs are maintained at competitive levels;
- mitigating risk via continuity and diversity of supply;
- maintaining an appropriate balance between equity and contract gas and electricity supplies to provide portfolio flexibility and minimise cost and risk;
- capturing a share of the profit pool as it moves from retailer/wholesaler to upstream equity supplier; and
- participating in the development of alternative energy technologies, including clean carbon solutions, distributed generation and demand side management.

AGL Energy's scale and large retail customer load requirements facilitate it creating growth opportunities, including by taking direct equity positions in upstream gas projects and undertaking power generation developments.

(d) **Impact of the Recommended Proposal**

The AGL Board considers that the creation of focussed energy and infrastructure businesses via the Recommended Proposal, will facilitate AGL Energy achieving its business strategy, including as follows:

(i) Creating a focussed energy company

Consistent with AGL's Original Demerger Proposal, approval of the Recommended Proposal will enable the board and management to focus on objectives and core competencies relating to the energy business. This will facilitate focus on:

- making strategic and operational decisions on the basis of priorities and objectives that are relevant to this business only;
- pursuing growth opportunities based on the most relevant drivers of shareholder value;
- maintaining a capital structure that provides a more efficient cost of capital, facilitating payment of fully franked dividends and future growth;
- implementing new energy technologies and proactively responding to changing market conditions and customer requirements; and
- achieving growth in earnings per share and total shareholder returns.

(ii) Providing additional scale and diversity

Through its initial 33% shareholding in AlintaAGL, AGL Energy will have exposure to the high growth WA energy market, providing additional scale and diversity for AGL Energy's retail and generation portfolio. The option to increase this stake to 100% over five years provides AGL Energy with additional growth potential in this market.

The AGL Energy Board will be solely responsible for determining the strategic direction of AGL Energy and may over time decide that it is appropriate to adopt different business strategies from those referred to above.

1.3 Funding capacity for growth opportunities

The initial capital structure of AGL Energy is anticipated to provide it with the capacity to fund identified development and growth opportunities whilst maintaining a long term credit rating of BBB from Standard & Poor's. Standard & Poor's has indicatively assessed AGL Energy's long term corporate credit rating as BBB/Stable. See Section 5.3(c)(iii) for further information concerning credit ratings risk that may affect AGL Energy's business.

It is anticipated that, at the Transaction Implementation Date, AGL Energy will have in place borrowing facilities totalling $2 billion which, following implementation, will be drawn to the extent of approximately $1.3 billion.

AGL Energy intends adopting a capital structure consistent with maintaining a BBB credit rating. To that end, AGL Energy will manage its debt levels to ensure that, over the medium term, the ratio of funds from operations to interest is at least five times.

1.4 Board and management team

(a) Directors

)etails of the AGL Energy Directors are set out below.

Mark Johnson
LLB MBA
Chairman

Mr Johnson has been a non-executive AGL Director since 1988, and became a non-executive director of AGL Energy in February 2006. He is Chairman of AGL's People and Performance and Health, Safety and Environment Committees. He was appointed Chairman of AGL on 3 December 2003 following appointment as Deputy Chairman of AGL in October 1996.

Mr Johnson is Deputy Chairman of Macquarie Bank Limited (commenced as a director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a director in 1996). He is also a Prime Minister's Representative on the APEC Business Advisory Council and Chairman of the Australian Strategic Policy Institute.

Paul Anthony
Managing Director and Chief Executive Officer

Mr Anthony became AGL's Chief Executive Officer with effect from 3 April 2006 and Managing Director on 1 May 2006. On the Transaction Implementation Date, Mr Anthony will become Managing Director and Chief Executive Officer of AGL Energy. If the Recommended Proposal is not implemented, Mr Anthony will remain Managing Director and Chief Executive Officer of AGL.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom)rivatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.

Further details of Mr Anthony's appointment are set out in Section 1.4(b).

Charles Allen AO
MA MSc
Independent director

Mr Allen has been a non-executive AGL Director since 1996, and became a non-executive director of AGL Energy in February 2006. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Allen is Chairman of Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and a director of Amcor Limited (retired in 2005).

David Craig
BEc CA
Independent director

Mr Craig has been a non-executive AGL Director since May 2005, and became a non-executive director of AGL Energy in February 2006. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Craig has recently left the position of Chief Financial Officer of the Australand Property Group. He was previously Global Transition Finance Leader of IBM's Business Consulting Services and Global Chief Financial Officer of PwC Consulting.

Mr Craig has recently been appointed to the position of Chief Financial Officer of the Commonwealth Bank of Australia. He will resign from both the AGL and AGL Energy Boards on or prior to the Transaction Implementation Date.

 

Carolyn Hewson
BEc (Hons) MA
Independent director

Ms Hewson has been a non-executive AGL Director since 1996, and became a non-executive director of AGL Energy in February 2006. She is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Ms Hewson is a director of Westpac Banking Corporation (commenced in 2003). Her community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society and The Australian Charities Fund. Within the last three years, she was a director of CSR Limited (retired in 2005) and also a member of the Economic Development Board (South Australia).

Max Ould
BEc
Independent director

Mr Ould has been a non-executive AGL Director since January 2004, and became a non-executive director of AGL Energy in February 2006. He is a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Ould is a director of Pacific Brands Limited, Foster's Group Limited and Goodman Fielder Limited. He was previously Managing Director of National Foods Limited.

Graham Reaney
BCom CPA
Independent director

Mr Reaney has been a non-executive AGL Director since 1988, and became a non-executive director of AGL Energy in July 2006. He is Chairman of AGL's Audit & Risk Management Committee and a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Reaney is Chairman of PMP Limited, a director of St George Bank Limited and a director of So Natural Foods Australia Limited. He retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of Industrial Equity Limited.

(b) **Terms of Mr Anthony's appointment**

Mr Anthony was engaged by the AGL Board in January 2006 to become the Chief Executive Officer and Managing Director of AGL Energy, conditional upon the implementation of AGL's Original Demerger Proposal. Under that proposal, AGL's energy businesses were to comprise AGL's existing energy businesses only.

Following his appointment, there was a very material change in AGL's circumstances, with Alinta's acquisition of an approximate 19.9% shareholding in AGL culminating in the withdrawal of the demerger proposal, and with AGL and Alinta making competing takeover bids for each other. As a result of AGL's decision to discontinue its original demerger proposal, Mr Anthony was appointed Chief Executive Officer and Managing Director of AGL with effect from 3 April 2006.

Since his appointment, Mr Anthony has been responsible for overseeing the operation of all of AGL's businesses, both energy and infrastructure. These businesses have continued to perform strongly during this period and are well positioned for future growth.

In addition, Mr Anthony has played a critical role in negotiating the Recommended Proposal with Alinta. The impasse created by the competing AGL Takeover Bid and Alinta Takeover Bid has been broken, so allowing the Recommended Proposal to be put forward to AGL Shareholders for their consideration.

If the Recommended Proposal is implemented, Mr Anthony will cease to be Chief Executive Officer and Managing Director of AGL and will become Chief Executive Officer and Managing Director of AGL Energy. AGL Energy's business will be larger than that which was originally contemplated because, in addition to AGL's existing energy businesses, it will include a 33% interest in AlintaAGL with the opportunity to increase that interest to 100% over a five year period.

Against this background, and as a new service contract needs to be entered into in the light of the Recommended Proposal, the AGL Board has reviewed Mr Anthony's overall remuneration package and has decided to restructure some elements of that package. This has been done to recognise the value to AGL Shareholders of Mr Anthony's performance to date, to recognise the far reaching changes to AGL's circumstances since his initial appointment and to provide Mr Anthony with certainty and



protection during the initial period of his appointment, and, in particular, to ensure that Mr Anthony is entitled to receive his full contractual entitlements in the event that any Fundamental Change in Circumstances (as defined below) occurs during this period.

The restructuring of Mr Anthony's remuneration package does not increase the overall financial total of the original package. .ather, the timing of the payment of some elements of the package has changed. There are three broad changes.

The first is that Mr Anthony will receive his sign-on entitlement of $1.64 million in full on 1 September 2006 instead of in equal instalments over a three year period. This entitlement will be paid in cash not securities.

The second change is that Mr Anthony will receive part of his remuneration entitlement as an allocation of 307,230 AGL Shares under the AGL Share Purchase Plan. This allocation will be made on 1 September 2006 and will be in substitution for part of his proposed initial grant under the AGL Energy LTIP.

Shares issued to Mr Anthony under the AGL Share Purchase Plan will be subject to restrictions on disposal in accordance with the terms and conditions of the Plan. However, as outlined in Section 9.1 these shares will be allowed to participate in the AGL Scheme on the same basis as all other AGL Shares so that for each AGL Share held Mr Anthony will receive one AGL Energy Share and 0.6117 of a New Alinta Share. As also noted in Section 9.1, the AGL Board intends to terminate the AGL Share Purchase Plan following the implementation of the Recommended Proposal. While the restrictions on disposal will cease on termination of the Plan, Mr Anthony has agreed not to dispose of any of his AGL Energy Shares for a period of two years following their issue.

The final change is that the Share Performance Rights to be granted to Mr Anthony in respect of the first three years of his appointment will vest over a four year period commencing September 2007 rather than a four year period commencing April 2008.

These changes essentially involve a repositioning of some of the elements of Mr Anthony's remuneration package. The financial total of that remuneration package remains the same as agreed with Mr Anthony in January 2006. The restructuring of Mr Anthony's remuneration package is considered both important and appropriate as it recognises AGL's changed circumstances, the significant contribution Mr Anthony has made in negotiating and bringing the Recommended Proposal before AGL Shareholders, and the requirement to provide Mr Anthony with certainty in terms of his contractual entitlements.

\ summary of the terms of Mr Anthony's new service contract is set out below.

(i) Appointment

Mr Anthony has been appointed Chief Executive Officer and Managing Director of AGL Energy conditional upon Completion. Mr Anthony's appointment will commence on the Transaction Implementation Date or such other date as is agreed. If the Recommended Proposal is not implemented, Mr Anthony will remain the Chief Executive Officer and Managing Director of AGL. The terms of the contract are essentially the same in the case of both appointments and he will be employed by AGL Corporate Services Pty Limited (**AGLCS**) in respect of both appointments.

In summarising the terms below, a reference to "the Company" means AGL up to the Transaction Implementation Date or if the Recommended Proposal does not proceed and means AGL Energy on and from the Transaction Implementation Date; a reference to "the Board" means the AGL Board or the AGL Energy Board, as the case may be; and a reference to the "Company's STIP" means, as the case may be, the AGL Energy STIP if the references relates to a time after the Transaction Implementation Date, or an equivalent short term incentive plan of AGL if the reference relates to a time before the Transaction Implementation Date or the Recommended Proposal does not proceed.

(ii) Term

Mr Anthony's appointment as Chief Executive Officer and Managing Director will continue until his appointment is terminated.

Mr Anthony's appointment may be terminated by AGLCS in the following circumstances:

- without notice in the event of any act which detrimentally affects the Company such as dishonesty, fraud or serious or wilful misconduct in the discharge of Mr Anthony's duties or unremedied persistent, wilful or material breaches of the terms of the service contract; or
- by giving Mr Anthony 18 months notice in writing at any time within the first two years of his appointment or 12 months notice in writing at any time after the expiration of that two year period.

Mr Anthony may terminate his appointment:

- by giving AGLCS nine months notice in writing at any time within the first two years of his appointment or six months notice in writing at any time after the expiration of that two year period; or
- by giving AGLCS three months notice in writing if he ceases to hold the most senior management role within the Company or ceases to report to the Board, the Company ceases to be listed on ASX (other than because of a change in control) or if the scope of his responsibilities or authorities is materially diminished (**Fundamental Change in Circumstances**). This right of termination must be exercised within six months after the Fundamental Change in Circumstance occurs.

If Mr Anthony's appointment is terminated by either AGLCS or Mr Anthony giving a period of notice then AGLCS may at any time before the end of the period of notice pay to Mr Anthony in lieu of the unexpired notice period an amount equal to that proportion of Mr Anthony's Total Fixed Remuneration at the time which corresponds to the period of notice which is foregone.

If AGLCS terminates Mr Anthony's appointment by giving 18 months or 12 months notice in writing as referred to above, all unvested Share Performance Rights held by Mr Anthony will immediately vest at no cost to Mr Anthony. If AGLCS terminates by paying Mr Anthony in lieu of providing him with 12 or 18 months notice and such termination is prior to him being granted Share Performance Rights in respect of the first year of his appointment, those Share Performance Rights will be granted and will automatically vest on termination.

If Mr Anthony terminates his appointment within six months following the occurrence of a Fundamental Change of Circumstances then AGLCS will pay Mr Anthony, in addition to any other payments or benefits due to him, a termination payment equal to twice the aggregate of Mr Anthony's Total Fixed Remuneration (as defined below) at the time the Fundamental Change in Circumstances occurs and the amount payable under the Company's STIP for that year for on target performance. In addition, all unvested Share Performance Rights held by Mr Anthony will immediately vest on termination at no cost to Mr Anthony.

(iii) Remuneration

Mr Anthony's remuneration will comprise the components set out below.

(A) Total Fixed Remuneration

Mr Anthony will be paid an initial annual total fixed remuneration (**Total Fixed Remuneration**) of $1.3 million. During each year of the term of his appointment, the Board will review Mr Anthony's Total Fixed Remuneration for the next year and determine whether to increase that amount having regard to such matters as the Board thinks fit. Under no circumstances can Mr Anthony's Total Fixed Remuneration be reduced without Mr Anthony's written consent.

(B) Sign-on entitlement

Mr Anthony will be paid on 1 September 2006 a sign on entitlement of $1.64 million in cash.

(C) AGL Share Purchase Plan allocation

Mr Anthony will receive on 1 September 2006 an allocation of 307,230 AGL Shares under the AGL Share Purchase Plan which will be subject to the restrictions on disposal imposed by that Plan. If the Recommended Proposal proceeds Mr Anthony has agreed not to dispose of any AGL Energy Shares which he acquires in respect of this allocation for a period of two years.

(D) Short term incentives

Mr Anthony will be entitled to annual short term incentive payments based on the achievement of key performance indicators in accordance with the Company's STIP. The key performance indicators will be set by the Board on an annual basis.

The value of any short term incentive actually provided in a year will be determined by the Board having regard to the level of achievement of the key performance indicators. A short term incentive of 40% of Total Fixed Remuneration will be paid where key performance indicators for the year are satisfied at threshold level. A short term incentive of 60% of Total Fixed Remuneration will be paid where key performance indicators for a year are satisfied at target level and a short term incentive of an amount equal to 120% of Total Fixed Remuneration will be

paid where key performance indicators for a year are achieved at stretch level. Any short term incentive due to Mr Anthony will be paid in cash.

(E) Long term incentives

Mr Anthony will participate in the AGL Energy LTIP if the Recommended Proposal is implemented. Otherwise, he will participate in the Replacement AGL LTIP. The terms of the AGL Energy LTIP are summarised in Section 1.7. The Replacement AGL LTIP will be implemented by AGL if the Recommended Proposal does not proceed and the terms of this plan will be materially the same as the AGL Energy LTIP.

If the Recommended Proposal is implemented then immediately following the Transaction Implementation Date, Mr Anthony will be granted in respect of the first year of his appointment a number of Share Performance Rights under the AGL Energy LTIP equal to the Base SPR Quantity (as defined below). For each of the next two years during Mr Anthony's appointment, Mr Anthony will be entitled to receive an annual grant of Share Performance Rights under the AGL Energy LTIP, equal to the Base SPR Quantity.

If the Recommended Proposal is not implemented then Mr Anthony will be granted Share Performance Rights as set out above under the Replacement AGL LTIP.

Base SPR Quantity will be determined by dividing a stretch long term incentive target of $2.86 million by the volume weighted average trading price of AGL Shares or of AGL Energy Shares, as the case may be, over a period of 10 trading days immediately before the date the grant is made.

Subject to the satisfaction of applicable performance conditions (outlined below) and scaled in accordance with them, these Share Performance Rights will vest as follows: a number of Share Performance Rights having a value of $2.145 million, determined in accordance with the volume weighted average price used at the date of their issue, will vest in each of September 2007, 2008 and 2009 with the balance vesting in 2010.

The applicable performance condition will be based on total shareholder return (**TSR**) with the level of vesting dependent upon the Company's TSR performance measured against a comparable group of ASX listed companies determined by the Board at the time of each grant of Share Performance Rights as follows:

Total shareholder return below 50th percentile	0% vests
Total shareholder return at 50th percentile	50% vests
Total shareholder return of greater than 50th percentile and less than 75th percentile	Pro rata
Total shareholder return equal to or greater than 75th percentile	100% vests

All unvested Share Performance Rights held by Mr Anthony will immediately vest if a change in control of the Company occurs.

The Share Performance Rights granted to Mr Anthony under the Company's LTIP which are referred to above will vest at no cost to Mr Anthony and, except as set out above, will be issued on the terms and conditions specified in the Company's LTIP.

The terms upon which Share Performance Rights are granted to Mr Anthony in relation to subsequent years during Mr Anthony's appointment will be determined by negotiation between Mr Anthony and the Board.

(F) Restraint

Under the terms of his appointment, Mr Anthony must not for a period of six months following termination of his appointment be engaged or concerned in any capacity whatsoever in any business which is similar to or competitive with the business of the Company or solicit or entice or attempt to solicit or entice any director, employee or client of the Company to leave the Company or attempt to persuade any director, employee or client of the Company with whom Mr Anthony had dealings within the year preceding the termination of his appointment to discontinue their relationship with the Company or reduce the amount of business they do with the Company.



(c) **Chief Financial Officer**

Mr Stephen Mikkelsen has been appointed Chief Financial Officer of AGL with effect from 1 September 2006 and will take up the role of Chief Financial Officer of AGL Energy if the Recommended Proposal is implemented.

Mr Mikkelsen is a Chartered Accountant and has extensive experience as a Chief Financial Officer in both the private and public sectors and in particular in the energy sector.

Prior to joining AGL, Mr Mikkelsen held the combined role of Chief Financial Officer and Executive Officer Business Development at Snowy Hydro.

Prior to Snowy Hydro, Mr Mikkelsen was employed by Contact Energy in New Zealand.

Approximately 12 months before the initial public offering of Contact Energy, Mr Mikkelsen was promoted to Chief Financial Officer. Along with the normal responsibilities of a Chief Financial Officer, this role included managing all financial aspects of the Contact Energy initial public offering, including significant investor relations following the initial public offering.

Prior to 1996, Mr Mikkelsen worked as Treasury Advisor within the banking and accounting sectors.

1.5 Board and corporate governance

This Section 1.5 sets out the approach that AGL Energy will take following Completion in relation to corporate governance. The approach of AGL Energy to corporate governance is broadly consistent with AGL's current approach to corporate governance.

(a) **Composition of the AGL Energy Board**

Details of AGL Energy Directors are set out in Section 1.4(a). The AGL Energy Board is comprised of a majority of independent non-executive directors. As noted in Section 1.4(a) above, David Craig will resign as a director of AGL Energy on or prior to the Transaction Implementation Date.

(b) **Role of the AGL Energy Board**

The responsibilities of the AGL Energy Board following Completion will be encompassed in a formal charter that will be published on AGL Energy's website at www.agl.com.au. The charter will be reviewed annually to determine whether any changes are necessary or desirable.

The major roles of the AGL Energy Board will include:

- reviewing and approving the strategic direction of AGL Energy with management and monitoring management's implementation of that strategy;
- monitoring financial outcomes and the integrity of reporting, and in particular approving annual budgets and longer term strategic and business plans;
- setting specific limits of authority for management to commit to new expenditure, entering contracts or acquiring businesses;
- monitoring the effectiveness of AGL Energy's audit, risk management and compliance systems that are in place to protect AGL Energy's assets and to minimise the risk of AGL Energy operating beyond legal requirements or beyond acceptable risk parameters;
- monitoring compliance with regulatory requirements (including continuous disclosure) and ethical standards, including reviewing and ratifying codes of conduct and compliance systems;
- selecting and appointing (and, if appropriate, removing from office) the Chief Executive Officer, determining their conditions of service and monitoring their performance against established objectives;
- ratifying the appointment (and, if appropriate, the removal from office) of the Chief Financial Officer and the Company Secretary;
- approving conditions of service and performance monitoring procedures to apply to senior management;
- regularly reviewing senior management succession planning and development; and
- providing effective and timely reporting to AGL Energy Shareholders.



(c) AGL Energy Board committees

To assist in carrying out its responsibilities, the AGL Energy Board will establish the following standing committees:

- Audit & Risk Management Committee;
- People and Performance Committee; and
- Health, Safety and Environment Committee.

Each committee will develop a charter that will outline its responsibilities and will be available on AGL Energy's website at www.agl.com.au.

The intended roles and responsibilities of each of these committees are considered below.

(i) Audit & Risk Management Committee

The AGL Energy Board will establish an Audit & Risk Management Committee, comprising non-executive AGL Energy Directors, all with appropriate financial experience.

It is intended that representatives of management and the external auditor will attend Committee meetings at the discretion of the Committee.

The Committee will also meet privately with the external auditor on general matters concerning the external audit, and other related matters, including when considering the half year and full year financial reports.

The primary function of the Audit & Risk Management Committee will be to assist the AGL Energy Board in fulfilling its responsibilities to AGL Energy Shareholders by:

- monitoring the adequacy and integrity of financial reporting;
- overseeing and recommending to the AGL Energy Board matters in relation to the external auditor, including the appointment of the external auditor and its fee;
- monitoring and reviewing the external auditor's qualifications, performance and independence;
- maintaining and overseeing a sound system of internal controls based on the adoption by the AGL Energy Board of a risk based approach to the identification, evaluation and management of risks that are significant to the fulfilment of AGL Energy's business objectives; and
- reviewing the effectiveness of AGL Energy's risk management and internal compliance and control system.

(ii) People and Performance Committee

The AGL Energy Board will establish a People and Performance Committee, comprising non-executive AGL Energy Directors.

The primary function of the Committee will be to:

- review strategic issues to determine the most appropriate structure, size, composition and tenure of the AGL Energy Board;
- make recommendations in relation to AGL Energy Board succession, planning and AGL Energy Director remuneration policy;
- evaluate AGL Energy Board performance;
- make recommendations on the appointment and removal of AGL Energy Directors; and
- assist the AGL Energy Board by reviewing, ratifying and making recommendations to the AGL Energy Board in relation to remuneration and people policies, procedures and programs designed to:
  - meet long term people needs through effective talent management and succession planning;
  - achieve clear alignment between the needs and requirements of key stakeholder groups and the objectives and values of AGL Energy's people;
  - reward AGL Energy's people for excellent performance and keep them committed and motivated;
  - encourage teamwork and shared learning;

- foster the growth of AGL Energy's people to enable them to reach their full potential through performance management, development and training;
- achieve compliance with relevant legislation and corporate governance principles on remuneration practices and employment policies; and
- overview remuneration practices effectively, including incentives, superannuation and retirement benefits, for people at all levels, enabling AGL Energy to attract and retain people who create value for AGL Energy Shareholders.

The Committee will be responsible for making recommendations to the AGL Energy Board on matters relating to the AGL Energy Board, the Chief Executive Officer, the senior leadership team and policy issues.

(iii) Health, Safety and Environment Committee

The AGL Energy Board will establish a Health, Safety and Environment Committee, in order to review the adequacy and effectiveness of AGL Energy's health, safety and environmental management systems. It is intended that the Committee will meet at least twice a year, with additional meetings scheduled on an 'as needs' basis.

The primary function of the Health, Safety and Environment Committee will be to set and review the implementation and performance of AGL Energy's health, safety and environment strategy including:

- monitoring and reviewing AGL Energy's commitment to and policies in respect of the health and safety of its people;
- assessing the effectiveness and performance of AGL Energy's health, safety and environmental management systems;
- reviewing AGL Energy's environmental priorities and commitments; and
- integrating these priorities within AGL Energy's corporate strategy, risk management framework, and people and culture priorities.

(d) **Board processes**

The processes of the AGL Energy Board will be governed by the constitution of AGL Energy which is summarised in Section 1.8.

(e) **Resources available to the AGL Energy Board**

AGL Energy Directors will have unfettered access to AGL Energy's records and information that is reasonably necessary for the fulfilment of their responsibilities. AGL Energy Directors will also have access to the Company Secretary and other relevant senior management to seek explanations and information. They will receive regular detailed reports on financial and operational aspects of AGL Energy's business and may request elaboration or explanation of those reports at any time. Each AGL Energy Director will have the added right to seek independent professional advice at AGL Energy's expense. Prior approval of the Chairman will be required but this may not be unreasonably withheld.

The Chairman will be responsible to see that all AGL Energy Board members are well briefed and have access to information on all aspects of AGL Energy's operations. AGL Energy Directors and senior management will be encouraged to broaden their knowledge of AGL Energy's business and to keep abreast of developments in business more generally by attendance at relevant courses, seminars and conferences. AGL Energy will meet the expenses involved in such activities.

(f) **AGL Energy Directors' fees**

The maximum aggregate remuneration of non-executive directors of AGL Energy was fixed by a resolution passed by AGL as AGL Energy's sole shareholder at A$1.5 million a year, inclusive of superannuation but exclusive of reimbursement of expenses and cannot be varied other than as determined by AGL Energy in general meeting from time to time.

The structure of the remuneration is a base fee plus a Committee fee, where applicable, for participation by a non-executive AGL Energy Director in the Committees. Chairing a Committee attracts a higher fee rate. This structure ensures that the remuneration reflects the general responsibilities of individual AGL Energy Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the AGL Energy Board receives no extra remuneration for participation in or chairing Committees.

The annual remuneration to be paid (including superannuation) to the AGL Energy Chairman and non-executive AGL Energy Directors will be as follows:

Mr Mark Johnson (Chairman): A$300,000;

Mr Charles Allen: A$120,000 plus any relevant Committee fee;

Ms Carolyn Hewson: A$120,000 plus any relevant Committee fee;

Mr Max Ould: A$120,000 plus any relevant Committee fee; and

Mr Graham Reaney: A$120,000 plus any relevant Committee fee.

The AGL Board considers that these amounts are in line with market rates for a company with the characteristics of AGL Energy.

(g) **AGL Energy Director indemnities**

(i) Deeds of access, insurance and indemnity for AGL Energy Directors

AGL Energy has entered into a deed of access, insurance and indemnity with each of the AGL Energy Directors. In summary, each deed includes the following:

- AGL Energy's obligations to provide the AGL Energy Director with access to minutes, papers and accompanying documents referred to at AGL Energy Board and Committee meetings, and other information to which the AGL Energy Director was entitled, during the period of office of that AGL Energy Director;
- the AGL Energy Director's obligations of confidentiality;
- indemnification of the AGL Energy Director to the extent permitted by law;
- procedures for the notification and conduct of claims against or involving the AGL Energy Director, including in relation to the AGL Energy Director's entitlement to engage legal representation and the terms on which defence costs will be advanced to the AGL Energy Director in respect of such claims; and
- AGL Energy's obligation to maintain a policy of insurance to insure the AGL Energy Director against liability incurred as a director and officer of AGL Energy and its Subsidiaries.

AGL has also taken out a directors and officers indemnity insurance policy that responds to liability incurred by AGL Directors and officers in connection with the AGL Scheme.

AGL and AGL Energy have jointly and severally agreed to indemnify each current director and secretary of AGL and AGL Energy, to the extent permitted by law, against liabilities incurred by such director or secretary in connection with the AGL Scheme and legal costs reasonably incurred in defending an action for any such liability. AGL and AGL Energy will have the right to control any action against a director or secretary that could result in any payment being made to that director or secretary under the indemnity.

(ii) Indemnities for AGL Energy Directors under the New AGL Energy Constitution

The indemnification of AGL Energy Directors by AGL Energy under its constitution is summarised in Section 1.8(o).

1.6 Employees

(a) **Intentions regarding AGL Energy employees**

AGL Energy currently has approximately 1,800 employees.

In August 2006 the Chief Executive Officer of AGL, in conjunction with the AGL Board started a process of restructuring AGL's overheads with the aim of reducing costs and increasing efficiencies and introduced initiatives to remove management layers and streamline the remaining organisation in order to lower its costs and improve the responsiveness of the organisation. At the date of this Booklet the additional cost savings have not been fully quantified.

The AGL Board expects that AGL Energy may be able to offer redeployment opportunities in other areas of AGL Energy's business for some employees whose positions become redundant but does not expect that it will be possible for AGL Energy to offer comparable positions to the majority of employees whose positions become redundant following implementation of the AGL Scheme. The AGL Board also anticipates that a number of employees of AGL Energy may be offered employment with the Bureau Services Provider (as defined in Section 6.4) in connection with the provision of transitional bureau services to New

Alinta and AGL Energy following the implementation of the Recommended Proposal. Those employees whose positions are made redundant will receive a redundancy payment in accordance with their contractual and legal entitlements.

Section 3.8 sets out New Alinta Co's intentions with respect to AGL employees that will be employed by New Alinta following implementation of the Recommended Proposal.

(b) **Industrial relations**

AGL Energy's employees in Australia are employed under either:

- awards and agreements registered or made with the Australian Industrial Relations Commission; or
- individual contracts of employment offered to salaried or management employees.

Five trade unions are party to awards and agreements in Australia to which AGL is respondent, and will have AGL Energy employees as members. They are:

- Australian Workers' Union (AWU);
- Association of Professional Engineers, Scientists and Managers, Australia (APESMA);
- Australian Municipal Administrative Clerical & Services Union (ASU);
- Communications, Electrical, Electronic, Energy, Information, Postal, Plumbing and Allied Services Union of Australia (CEPU); and
- Construction, Forestry, Mining and Energy Union (CFMEU).

The Recommended Proposal will have no impact on the operation of the awards and agreements under which AGL Energy will operate. Unions have already been advised of the Recommended Proposal and as it is implemented they will be kept informed of the process. AGL Energy maintains a professional and stable working relationship with the unions and, over the previous 12 months, no time has been lost to industrial disputation.

(c) **Occupational health and safety**

AGL has occupational health and safety systems and processes that meet regulatory and compliance requirements and achieve continual improvement in health and safety performance. This occupational health and safety system is, at a minimum, consistent with the requirements in Australian Standards AS4801 and AS4804. AGL Energy will adopt AGL's occupational health and safety systems for its businesses upon Completion.

(d) **Workers compensation arrangements**

AGL Energy will continue to be externally insured under the state based statutory workers compensation schemes in Australia.

(e) **Responsibility for AGL Energy employee liabilities**

As further described in Section 6.3(c)(iv), under the Relationship Deed AGL Energy will be responsible for and will indemnify New Alinta Co against liability or loss relating to any aspect of the employment of an AGL Energy employee.

1.7 Share and incentive plans

After the implementation of the Recommended Proposal, AGL Energy will adopt a share reward plan and a share purchase plan, the terms of which will be the same as or substantially the same as the AGL Share Reward Plan and the AGL Share Purchase Plan respectively.

The remuneration strategy for the senior employees of AGL Energy will be delivered through a combination of fixed remuneration and short and long term incentives. Consequently, AGL Energy proposes to adopt a short term incentive plan (**AGL Energy STIP**) and a long term incentive plan (**AGL Energy LTIP**) after the implementation of the Recommended Proposal. The AGL Energy STIP will provide awards based on AGL Energy's performance and individual performance targets, while the AGL Energy LTIP is designed to align the interests of employees of AGL Energy with those of AGL Energy's shareholders. These plans are intended to ensure that AGL Energy will be able to attract and retain key employees and will form an integral component of AGL Energy's remuneration structure for employees.

The AGL Energy STIP will provide for the payment in cash of annual incentive payments subject to the satisfaction of key performance indicators by eligible employees for the year in question which will be chosen for their relevance to business targets.

The terms of the AGL Energy LTIP are summarised as follows.

(a) Type of plan

The AGL Energy LTIP will involve the grant of Share Performance Rights. The AGL Energy Board will have an absolute discretion to grant, issue or transfer other securities of AGL Energy to plan participants.

(b) Eligibility

Eligible employees will be any employees of an AGL Energy company who are determined by the AGL Energy Board in its absolute discretion to be eligible to participate in the AGL Energy LTIP.

(c) Awards

Awards will take the form of a grant of Share Performance Rights. Awards of Share Performance Rights will be made on an annual basis or at such other times as the AGL Energy Board in its absolute discretion may determine. The first grants under the AGL Energy LTIP are expected to be made in the year ending 30 June 2007.

No consideration is payable for the award of Share Performance Rights under the AGL Energy LTIP.

(d) Share Performance Rights

Each Share Performance Right will give plan participants the right, subject to satisfaction of Performance Conditions, to acquire an AGL Energy Share for no consideration, unless the AGL Energy Board, in its absolute discretion, determines that consideration should be paid.

The AGL Energy Board will have an absolute discretion to determine the number of Share Performance Rights issued to a plan participant, and the Performance Conditions which must be satisfied before those Share Performance Rights can vest and the period over which those Share Performance Rights vest.

(e) Performance Conditions

Share Performance Rights awarded following Completion will be subject to a performance condition under which vesting will depend upon AGL Energy's total shareholder return (**TSR**) performance measured against a comparable group of ASX listed companies with the level of vesting being dependent upon the level of performance of AGL Energy against the comparable group of ASX listed companies.

The Performance Conditions applicable to other Share Performance Rights awarded under the AGL Energy LTIP will be determined from time to time by the AGL Energy Board in its absolute discretion.

(f) Vesting period

Unless the AGL Energy Board in its absolute discretion otherwise determines, all Share Performance Rights will vest at the end of a three year vesting period subject to the satisfaction of the Performance Conditions applicable to those Share Performance Rights. As a transitionary provision, the first award of Share Performance Rights after Completion will vest in two equal tranches, with the first tranche to vest approximately two years after the award and the second tranche to vest 12 months later.

If a plan participant ceases employment with an AGL Energy company as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances as the AGL Energy Board in its absolute discretion may determine, the Share Performance Rights held by that participant will vest subject to the satisfaction of Performance Conditions applicable to those Share Performance Rights.

All Share Performance Rights will vest in the event that a change in control of AGL Energy occurs, subject to the satisfaction of Performance Conditions applicable to those Share Performance Rights unless the AGL Energy Board, in its absolute discretion, determines that it is appropriate to waive the satisfaction of the Performance Conditions.

AGL Energy may issue shares or acquire shares on ASX to satisfy Share Performance Rights which have vested.

(g) Lapse of Share Performance Rights

Any Share Performance Rights that do not vest when Performance Conditions are applied to them will automatically lapse.

All Share Performance Rights of a plan participant will lapse where the participant ceases employment with an AGL Energy company for reasons other than death, total and permanent disablement, redundancy, retirement or such other circumstances

as the AGL Energy Board in its absolute discretion may determine.

(h) **Participation rights**

Share Performance Rights do not carry dividend or voting rights. However, Share Performance Rights will participate in bonus issues, rights issues and reconstructions and reorganisations of the capital of AGL Energy in the same manner as AGL Energy Shares.

(i) **Administration**

The AGL Energy Board will be responsible for the administration of the AGL Energy LTIP.

(j) **Variation**

The AGL Energy Board will have an absolute discretion to amend, waive or modify the terms of the AGL Energy LTIP. However, no amendment may detract from any entitlement of a plan participant without the consent of that participant.

1.8 Constitution and rights attaching to AGL Energy Shares

The following is a summary of the key provisions in the New AGL Energy Constitution and the principal rights of AGL Energy Shareholders as set out in the constitution. The New AGL Energy Constitution is materially in the same form as the current constitution of AGL which is available on the AGL website at www.agl.com.au.

This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of AGL Energy Shareholders.

(a) **Issue of shares**

Subject to the New AGL Energy Constitution, the Corporations Act and the Listing Rules, AGL Energy Directors may issue and allot, or otherwise dispose of, AGL Energy Shares or grant options over unissued AGL Energy Shares, on terms and at a price determined by the AGL Energy Directors. The AGL Energy Directors may issue or allot AGL Energy Shares to AGL Energy Shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the AGL Energy Directors may determine.

The AGL Energy Directors may issue preference shares which have restricted rights to vote and priority of payment on winding up and otherwise on terms which the AGL Energy Directors determine, including shares which are liable to be redeemed, which are convertible to ordinary shares, or which carry preferential rights as to dividends (which may be cumulative).

(b) **Small parcels**

Consistent with the Listing Rules, AGL Energy may give notice to AGL Energy Shareholders who hold small parcels of AGL Energy Shares setting out AGL Energy's intention to sell those AGL Energy Shares on behalf of the AGL Energy Shareholder and distribute the net proceeds to the AGL Energy Shareholder. The AGL Energy Directors have the discretion to specify the amount of AGL Energy Shares which will be considered to be a small parcel subject to limits in the Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the AGL Energy Shareholder can notify AGL Energy that they wish to retain the AGL Energy Shares. AGL Energy will not sell the AGL Energy Shares of those AGL Energy Shareholders who notify AGL Energy that they wish to retain their AGL Energy Shares.

(c) **Transfer of AGL Energy Shares**

AGL Energy Shares may be transferred by AGL Energy Shareholders without restriction, subject to the absolute discretion of the AGL Energy Directors to refuse to register any transfer of AGL Energy Shares or other securities where permitted by the Listing Rules. Where the AGL Energy Directors have refused to register a transfer of AGL Energy Shares, AGL Energy must, within five business days after the date of lodgement of the transfer, give to the lodging person written notice of the refusal and the reasons for it.

(d) **Proportional takeover approval provisions**

If a proportional takeover bid is made, AGL Energy Directors must hold a meeting of members of the class of shares the subject of the bid, to consider passing an approving resolution in respect of the bid. An approving resolution must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. The bidder and its associates are not allowed to vote on the resolution. If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.



If a resolution to approve the bid is rejected, then under the Corporations Act binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act and the New AGL Energy Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the Corporations Act, the provisions will expire three years after the New AGL Energy Constitution becomes the constitution of AGL Energy, but may be renewed by a resolution of AGL Energy Shareholders.

(e) General meeting

One AGL Energy Director (or such other number as is specified by the Corporations Act) may convene a general meeting at any time. The AGL Energy Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or convened by AGL Energy Shareholders under the Corporations Act.

Notice of general meetings must be given to every AGL Energy Shareholder. Twenty eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

At any general meeting, a quorum of AGL Energy Shareholders is 15 AGL Energy Shareholders present in person or by proxy entitled to vote and together holding not fewer than 50,000 AGL Energy Shares.

(f) Chairman

The Chairman or, in their absence, another AGL Energy Director, appointed by the AGL Energy Directors is entitled to be the chairman of all general meetings. The general conduct and the procedures of each general meeting will be determined by the chairman of that meeting.

(g) Voting

Generally, on a show of hands, each AGL Energy Shareholder has one vote. On a poll, each AGL Energy Shareholder has:

- (i) one vote for each AGL Energy Share; and
- (ii) for each partly paid ordinary share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the AGL Energy share. Amounts paid in advance of calls are not taken to be paid.

If two or more joint AGL Energy Shareholders purport to vote, only the vote of the joint AGL Energy Shareholder whose name appears first in AGL Energy's members register will be accepted.

AGL Energy Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

(h) Demanding a poll

A poll can be demanded by the chairman of the relevant meeting, or by at least five AGL Energy Shareholders entitled to vote, or by an AGL Energy Shareholder or AGL Energy Shareholders with at least 5% of the vote.

(i) AGL Energy Directors

The business of AGL Energy is to be managed under the direction of the AGL Energy Board.

The AGL Energy Board will consist of six directors as at the Transaction Implementation Date.

(j) AGL Energy Directors' share qualification

To be eligible to hold the office of AGL Energy Director, with effect from the Transaction Implementation Date, a person must hold at least 2,000 AGL Energy Shares from the time they are nominated to the office of AGL Energy Director until they are elected or appointed as AGL Energy Director, and must continue to hold that share qualification so long as they continue to hold that office.

(k) Retirement and removal of AGL Energy Directors

At each annual general meeting, one third of AGL Energy Directors other than the Managing Director must retire from office. The AGL Energy Directors to retire by rotation are those who have been longest in office since their last election or appointment. Each AGL Energy Director other than the Managing Director must retire from office at the close of the third annual general meeting following the AGL Energy Director's last election, and that AGL Energy Director is eligible for re-election at that meeting.

(l) Remuneration of AGL Energy Directors

Subject to the Listing Rules, the non-executive AGL Energy Directors as a whole may be paid a fixed amount of no more than the total maximum amount determined by AGL Energy Shareholders in general meeting. Presently, that amount is $1.5 million per annum for AGL Energy as fixed by resolution of AGL as AGL Energy's sole shareholder. Non-executive AGL Energy Directors may not be paid a commission on, or a percentage of, profits or operating revenue. Further details in respect of remuneration of non-executive directors of AGL Energy are set out in Section 1.5(f).

The remuneration of an executive AGL Energy Director is determined by the AGL Energy Board. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

(m) Dividends

AGL Energy Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any shares with special dividend rights, all AGL Energy Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid ordinary shares are entitled to participate fractionally.

AGL Energy Directors may deduct from any dividend payable to a holder of partly paid shares any amount that the shareholder owes to AGL Energy on account of calls or otherwise in relation to those shares.

(n) Winding up

If AGL Energy is wound up, all AGL Energy Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of AGL Energy, distribute AGL Energy's assets (in kind) among the AGL Energy Shareholders and, for that purpose, determine how he or she will carry out the division between different classes of AGL Energy Shareholders (but the liquidator may not require an AGL Energy Shareholder to accept any securities in respect of which there is any liability).

(o) Indemnity

To the extent permitted by law and subject to restrictions in the Corporations Act, AGL Energy indemnifies certain past and present officers of AGL Energy against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as an officer of AGL Energy.

(p) Amendments to the New AGL Energy Constitution

Amendments to the New AGL Energy Constitution will require a special resolution of AGL Energy Shareholders under the Corporations Act (at least 75% of votes cast on the resolution).

2 Financial information on AGL Energy

2.1 Overview

(a) Basis of preparation

The historical financial information contained in this Section relates to AGL's historical financial information which has been amended to include various pro forma adjustments which are explained in the notes accompanying the pro forma financial information. The pro forma historical information regarding AGL Energy that is included in this Booklet has been prepared:

- based upon the significant accounting policies adopted by AGL as they are expected to apply to AGL Energy in the preparation of the pro forma financial information for the years ended 30 June 2006 and 30 June 2005 and are as set out in Note (a)(i) of the Notes to the pro forma AGL Energy historical financial information contained in this Section; and
- by combining the results of operations, financial position and cash flows of AGL Energy on implementation of the Recommended Proposal in each of the historical periods and applying relevant pro forma adjustments set out in this Section and on the assumption that the AGL Energy Business was conducted by AGL Energy during those periods.

These pro forma financial statements may not have represented the results of operations, financial position and cash flows of AGL Energy had it been an independent company during the periods presented. This is because:

- AGL Energy did not operate independently of AGL during the relevant periods;
- the pro forma financial statements reflect allocations to AGL Energy for certain corporate expenses incurred by AGL and attributable to AGL Energy;
- the pro forma financial statements may not reflect strategies or operations that AGL Energy would have followed or undertaken if it had acted as an independent company instead of being part of AGL;
- the terms of contracts between AGL Energy and its suppliers, customers and financiers may have been different if AGL Energy had not been part of AGL;
- the pro forma financial statements may not reflect the debt or finance costs that AGL Energy would have incurred if AGL Energy had operated independently of AGL;
- AGL Energy may have been exposed to different business and financial risks if it had not been part of AGL; and
- AGL Energy did not own a 33% investment in AlintaAGL during the period covered in the pro forma financial statements included in this Section and hence no equity accounted profit in respect of AlintaAGL has been included in this pro forma historical financial information.

(b) Reconciliation from actual to pro forma results

The pro forma 2006 and 2005 financial year income statement and cash flow information and the 2006 balance sheet have been prepared under AIFRS and are derived from the consolidated financial statements of AGL.

Pro forma adjustments have been made to the historical financial information to adjust for material discontinued activities and to exclude the impact of certain non-recurring items. The AGL Board considers that the pro forma adjustments enable a meaningful analysis of the underlying financial performance of AGL Energy. AGL Shareholders should refer to the 'Important information' section in this Booklet.

For the purposes of this Section, unless otherwise indicated:

- "cash flow from operating activities" includes receipts from customers, payments to suppliers and employees, the payment of taxes and government charges (excluding income tax), the receipt of dividends from equity accounted and joint venture entities and the receipt of interest income;
- "DPS" means dividends per share;
- "EBIT" means profit from ordinary activities before finance costs and income tax expense and after the pro forma adjustments relevant to EBIT indicated in this Section;
- "EBITDA" means profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after the pro forma adjustments relevant to EBITDA indicated in this Section;
- "EPS" means earnings per share;
- "free cash flow" represents cash flow from operating activities less maintenance capital expenditure;
- "maintenance capital expenditure" represents the minimum capital expenditure required to maintain all assets in proper functioning order and excludes growth capital expenditure;
- "Revenue" means total revenue from ordinary activities, including sales revenue, dividend and other revenue, and after the pro forma adjustments relevant to Revenue indicated in this Section; and
- for the purposes of presentation, significant items disclosed in financial reports lodged with ASX for the year ended 30 June 2006 and the year ended 30 June 2005 have been excluded from the AGL Energy pro forma historical information in this Section.

(c) **Put options over Gas Valpo and Wattle Point Wind Farm**

Under the Recommended Proposal Alinta has acquired two options from AGL Energy to require AGL Energy to acquire the Gas Valpo gas distribution business and the Wattle Point Wind Farm. The options grant Alinta the right to put these assets back to AGL Energy at the values attributable to these assets as part of the Recommended Proposal. Details of the terms of these put options are contained in Section 7.4. The pro forma AGL Energy balance sheet has been prepared on the assumption that neither of these options will be exercised. AGL Energy has attributed $50 million to the value of these options and has treated them in the pro forma financial statements as a derivative financial instrument under AASB 139. As the exercise of the option is not at AGL Energy's discretion, the fair value of the option has been credited to current financial liabilities in the pro forma AGL Energy balance sheet. The fair value of the option will be assessed each period end in accordance with the provisions of AASB 139. At the Transaction Implementation Date, the pro forma fair value of the options is $50 million.

2.2 Financial summary

Figure 2.1 **AGL continuing operations (excluding significant items)**

Financial summary – AGL[1]	Year ended 30 June 2006 $m	Year ended 30 June 2005 $m
Revenue	4,244.8	3,876.1
EBITDA	982.8	781.1
EBIT	777.2	621.4
Profit after income tax	432.1	370.3
Net assets	4,764.3	
Basic EPS (cents)	94.7	81.1
DPS (cents)	67.5	63.0

Note:

1 The above information relates to AGL consolidated financial information published by AGL in its annual financial report.

Source: Refer Figures 2.3 and 2.5 and AGL Appendix 4E

The pro forma consolidated income statements for AGL have been presented on an AIFRS basis for the years ended 30 June 2006 and 30 June 2005 (in each case reflecting continuing operations only and excluding significant items).

2.3 Management commentary on AGL historical results

Sections 2.3(a) and (b) set out a summarised management discussion and analysis on the results of AGL Energy reported in the AGL results for the financial periods outlined in this Section. The year ended 30 June 2005 contains minimal reference to the comparative period (year ended 30 June 2004) in keeping with the focus of these historical financials on the 2006 and 2005 financial years only. The objective of this Section is to outline the commercial context of the financial information presented and to describe the environment in which AGL Energy was operating during the periods under review. The information presented includes significant items, some of which are discussed in this Section. Whilst the financial information in the remainder of this Section excludes significant items before tax, this Section continues to refer to them to provide a more meaningful background to the results of the operations of AGL Energy during those periods. However, it should not be inferred from this that these significant items will occur in the future. The following table sets out a complete list of pre tax significant items included in the AGL financial statements for the years ended 30 June 2006 and 30 June 2005:

Figure 2.2 **Significant items – AGL**

Significant items before tax	Year ended 30 June 2006 $m	Year ended 30 June 2005 $m
Electricity Networks		
Write down of electricity assets	-	(231.1)
Energy Investments		
APT tax consolidation	5.5	-
Write down of PNG Australian Pipeline FEED costs	(25.1)	-
New Zealand business		
Profit on sale of New Zealand business	-	628.2
Property		
Profit on sale of land at Breakfast Point, Sydney	23.3	14.7
Remediation and rehabilitation costs	-	(6.1)
Unallocated items		
Demerger/Recommended Proposal costs	(45.6)	-
Property rationalisation	-	(9.4)

(a) Year ended 30 June 2006 – AGL Energy

Review of operations[1]

AGL Energy includes Retail Energy, Merchant Energy (excluding Cawse power station and Wattle Point Wind Farm) and Investments (which include the ActewAGL retail partnership and Elgas) and a 70% share of unallocated items.

The following commentary represents an analysis of the operating results of these AGL Energy business units.

For the year to 30 June 2006 Retail Energy contributed $262.8 million to profit before finance costs and income tax compared with $221.2 million for the previous corresponding period. The underlying net gains primarily driving this outcome were more favourable energy purchase costs resulting from the enhanced AGL merchant portfolio, favourable weather, acceptable regulatory outcomes and the positive accounting treatment of merchant derivative instruments following the transition to AIFRS.

For the year to 30 June 2006, Merchant Energy's contribution to profit before finance costs and income tax increased 179.8% from $52.6 million to $147.2 million. This result was achieved by the successful integration of the new businesses, PNG Upstream, Southern Hydro and Sydney Gas together with the strong performance of the existing business.

1 Extracted from AGL's Appendix 4E for the years ended 30 June 2005 and 30 June 2006 and adjusted where appropriate for AIFRS changes.

Energy Investments' EBIT of $39.3 million was marginally above that of the prior year. ActewAGL Retail was marginally below that of the prior year with the higher volume from colder weather being offset by higher electricity cost of sales. Despite HC Extractions production being lower than last year due to lower levels of feed gas supplied from the refinery, high LPG prices resulted in an improved contribution. Elgas sales volumes were in line with the prior year, however, the continued high cost of LPG has made it difficult to grow new business sales volumes and placed pressure on margins resulting in a lower contribution compared with the prior year.

Unallocated costs of $14.6 million were incurred during the year, 7.5% below the previous corresponding period.

(b) Year ended 30 June 2005 – AGL Energy

Review of operations[1]

AGL's energy sales and marketing business EBIT of $270.2 million[2] represented the combined Retail Energy and Merchant Energy business (which were only reported separately for the first time in the year beginning 1 July 2005). The result was impacted by an increasingly competitive environment, milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitory services following AGL's acquisition of Pulse Energy in 2002. LYP contributed $9.5 million for its first full year equity accounted contribution since it was acquired in May 2004.

Investments' EBIT of $37.4 million included a continued strong result from ActewAGL Retail reflecting successful customer retention, lower operating costs and higher capital contributions revenue. Elgas EBIT was affected by warmer trading conditions in winter 2005, but this was offset by a stronger Australian dollar.

Unallocated costs of $15.9 million were incurred during the year.

---

1 Extracted from AGL's Appendix 4E for the years ended 30 June 2005 and 30 June 2006 and adjusted where appropriate for AIFRS changes.

2 Includes AGL's power generation business ($32.6 million).

Figure 2.3 **Income statements for AGL Energy and AGL Infrastructure Assets**

AGL Energy and AGL Infrastructure Assets	Year ended 30 June 2006			Year ended 30 June 2005		
	AGL[1] $m	AGL Energy[2] $m	AGL Infra-structure Assets[3] $m	AGL[1] $m	AGL Energy[2] $m	AGL Infra-structure Assets[3] $m
Continuing operations						
Revenue from ordinary activities[6]	4,244.8	3,803.6	853.8	3,876.1	3,550.4	770.3
Expenses from ordinary activities[6]	(3,357.3)	(3,328.1)	(441.8)	(3,178.5)	(3,243.9)	(379.2)
Equity accounted share of profits of associates and joint ventures entities	95.3	39.6	55.7	83.5	31.8	51.7
Profit from ordinary activities before finance costs, depreciation and amortisation	**982.8**	**515.1**	**467.7**	**781.1**	**338.3**	**442.8**
Depreciation and amortisation	(205.6)	(92.1)	(113.6)	(159.7)	(46.6)	(113.1)
Profit from ordinary activities before finance costs	**777.2**	**423.0**	**354.1**	**621.4**	**291.7**	**329.7**
Finance costs[4]	(143.8)	30.5	(174.3)	(89.2)	(5.8)	(83.4)
Profit from continuing operations before income tax expense	**633.4**	**453.5**	**179.8**	**532.2**	**285.9**	**246.3**
Income tax expense[5]	(201.3)	(148.2)	(53.1)	(161.9)	(93.4)	(68.5)
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity[7]	**432.1**	**305.3**	**126.7**	**370.3**	**192.5**	**177.8**

Notes:

1 AGL published data for the years ended 30 June 2005 and 30 June 2006 (*continuing operations only and excluding significant items*).

2 In arriving at AGL Energy, the AGL business segments included were Retail Energy, Merchant Energy (excluding Cawse power station and Wattle Point Wind Farm), the ActewAGL retail partnership, Elgas, HC Extractions and a 70% share of AGL's unallocated items.

3 In arriving at AGL Infrastructure Assets, the AGL business segments included were Gas Networks, Electricity Networks, Agility, ActewAGL distribution partnership, Gas Valpo, APT, Cawse power station, Wattle Point Wind Farm, Telecommunications and a 30% share of AGL's unallocated items.

4 The AGL Energy finance costs for the year ended 30 June 2005 and 2006 were derived as follows:

- The AGL Infrastructure Assets agreed net debt under the Recommended Proposal is $3,104 million. For the year ended 30 June 2006, at an average interest rate of 6.28% this results in gross finance costs of $195.0 million. These gross finance costs less fair value gains on derivative instruments related to borrowings and other borrowing costs results in total finance costs of $174.3 million for the AGL Infrastructure Assets for the year ended 30 June 2006. For the year ended 30 June 2005, finance costs are allocated on the same proportion as the net debt split between AGL Energy and AGL Infrastructure Assets at 30 June 2006. This results in an allocation to AGL Infrastructure Assets at 30 June 2005 of $83.4 million of finance costs.
- The AGL Energy finance costs for the years ended 30 June 2006 and 30 June 2005 are calculated as the total actual AGL finance costs less the AGL Infrastructure Assets finance costs allocation described above.

5 Income tax expense for AGL Energy was calculated on the profit from continuing operations before income tax expense at an effective tax rate of approximately 33%. The AGL Infrastructure Assets income tax expense is the AGL income tax expense less the AGL Energy calculation described above.

6 Revenue and expense numbers for AGL Energy and AGL Infrastructure Assets reflect the reinstatement of inter-segment revenues and expenses that would become external on separation. These inter-segment transactions are eliminated on consolidation of the AGL result and as a result the aggregation of the AGL Energy and AGL Infrastructure Assets revenue and expense numbers will exceed the number for AGL.

7 AGL adopted Australian Accounting Standard 139 "Financial Instruments: Recognition and Measurement" (AASB 139) with effect from 1 July 2005 and, accordingly, the income statement for the year ended 30 June 2005 does not include any impact arising from the adoption of this accounting standard.

2.4 AGL Energy historical financial information

(a) **General assumptions**

(i) The financial data presented is on an AIFRS basis for continuing operations only and excluding significant items with the exception of the cash flow information which has been prepared on an AIFRS basis including significant items and including discontinued operations.

(ii) The acquisition of 33% of AlintaAGL by AGL Energy is assumed to represent an equity accounted ownership interest, being the initial ownership share to be owned by AGL Energy on completion of the Recommended Proposal. The acquisition value of $367 million has been included as a pro forma adjustment in the AGL Energy balance sheet in recognition of its acquisition value. No equity accounted profits or cash flows from this acquisition have been included in these pro forma historical income statements or cash flow information as AGL Energy was not entitled to such profits or cash flows in these financial periods.

(iii) Where an acquisition has been made by AGL Energy during a financial period, the financial impact will reflect the contribution to the group between the acquisition date and the period end.

(iv) The acquisition of 50% of the Moranbah Gas Project represents the ownership to be acquired by AGL Energy subsequent to 30 June 2006 but prior to the completion of the Recommended Proposal. The acquisition value of $103 million (including transaction costs) less the deposit paid of $9.3 million has been included as a pro forma adjustment in the AGL Energy balance sheet as Oil and Gas Assets in recognition of its acquisition value. No profits or cash flows from this acquisition have been included in these pro forma historical income statements or cash flow information as AGL Energy was not entitled to such profits or cash flows in these financial periods.

(v) The pro forma AGL Energy historical financial information contained in this Section 2 has been reviewed by the Investigating Accountant and its report is included in Annexure D.

(b) Income statements – pro forma AGL Energy historical financial information

Figure 2.4 **Pro forma AGL Energy historical income statements**

Pro forma AGL Energy	Year ended 30 June 2006			Year ended 30 June 2005		
	AGL Energy[1] $m	Pro forma adjustments[3] $m	Pro forma AGL Energy $m	AGL Energy[1] $m	Pro forma adjustments[3] $m	Pro forma AGL Energy $m
Continuing operations						
Revenue from ordinary activities[2]	3,803.6	-	3,803.6	3,550.4	-	3,550.4
Expenses from ordinary activities[2]	(3,328.1)	-	(3,328.1)	(3,243.9)	-	(3,243.9)
Equity accounted share of profits of associates and joint venture entities	39.6	-	39.6	31.8	-	31.8
Profit from ordinary activities before finance costs, depreciation and amortisation	**515.1**	**-**	**515.1**	**338.3**	**-**	**338.3**
Depreciation and amortisation	(92.1)	-	(92.1)	(46.6)	-	(46.6)
Profit from ordinary activities before finance costs	**423.0**	**-**	**423.0**	**291.7**	**-**	**291.7**
Finance costs[4]	30.5	-	30.5	(5.8)	-	(5.8)
Profit from continuing operations before income tax expense	**453.5**	**-**	**453.5**	**285.9**	**-**	**285.9**
Income tax expense[5]	(148.2)	-	(148.2)	(93.4)	-	(93.4)
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity	**305.3**	**-**	**305.3**	**192.5**	**-**	**192.5**
EPS – excluding significant items						
EPS basic – continuing operations (cents)	66.9	-	66.9	42.2	-	42.2
Weighted average number of ordinary shares basic (millions)	**456.1**	**-**	**-**	**456.5**	**-**	**-**

Notes:

1 Refer Figure 2.3.

2 Revenue and expense numbers in the above figure reflect a reinstatement of inter-segment revenues and expenses. Refer Figure 2.3, Note 6.

3 There are no pro forma adjustments.

4 Refer Figure 2.3, Note 4.

5 Income tax expense for AGL Energy was calculated on the profit from continuing operations before income tax expense at an effective tax rate of approximately 33%.

(c) **Balance sheets – AGL Energy and AGL Infrastructure Assets**

Figure 2.5 **AGL Energy and AGL Infrastructure Assets balance sheets**

AGL Energy and AGL Infrastructure Assets	As at 30 June 2006		
	AGL[1] $m	AGL Energy[2] $m	AGL Infrastructure Assets[3] $m
Current assets			
Cash and cash equivalents[4]	109.0	64.7	44.3
Trade and other receivables	940.8	835.3	105.5
Inventories	31.4	26.8	4.6
Other financial assets	198.5	198.5	-
Other assets	14.7	11.8	2.9
Total current assets	**1,294.4**	**1,137.1**	**157.3**
Non-current assets			
Trade and other receivables	22.3	0.1	22.2
Investments accounted for using the equity method	1,009.4	222.7	786.7
Exploration and evaluation assets	51.5	51.5	-
Oil and gas assets	498.5	498.5	-
Property, plant and equipment	4,602.4	988.7	3,613.7
Intangible assets	2,402.4	2,051.9	350.5
Deferred tax assets	303.6	231.6	72.0
Other financial assets	256.3	238.4	17.9
Other assets	47.0	28.4	18.6
Total non-current assets	**9,193.4**	**4,311.8**	**4,881.6**
Total assets	**10,487.8**	**5,448.9**	**5,038.9**
Current liabilities			
Trade and other payables	511.7	437.0	74.7
Borrowings[4]	2,009.0	3.2	2,005.8
Other financial liabilities	224.0	224.0	-
Provisions	59.5	33.9	25.6
Current tax payables	28.8	(34.5)	63.3
Other liabilities	3.6	1.2	2.4
Total current liabilities	**2,836.6**	**664.8**	**2,171.8**
Non-current liabilities			
Borrowings[4]	1,421.1	278.2	1,142.9
Other financial liabilities	260.7	230.3	30.4
Provisions	52.5	28.9	23.6
Deferred tax liabilities	1,127.0	359.0	768.0
Other liabilities	25.6	19.4	6.2
Total non-current liabilities	**2,886.9**	**915.8**	**1,971.1**
Total liabilities	**5,723.5**	**1,580.6**	**4,142.9**
Net assets	**4,764.3**	**3,868.3**	**896.0**

Notes:

1 AGL published data for the year ended 30 June 2006.

2 Refer Figure 2.3, Note 2.

3 Refer Figure 2.3, Note 3.

The net debt for the year ended 30 June 2006 was derived as follows:

- AGL Infrastructure Assets net debt has been agreed under the Recommended Proposal to be $3,104 million. This is the net debt shown in Figure 2.5 split at 30 June 2006 between current ($2,005.8 million) and non-current ($1,142.9 million) less cash and cash equivalents ($44.3 million); and
- AGL Energy net debt is calculated as the total AGL net debt less the AGL Infrastructure Assets net debt described above.

(d) Balance sheets – pro forma AGL Energy historical financial information

Figure 2.6 **Pro forma AGL Energy historical balance sheets**

Pro forma AGL Energy	Notes	As at 30 June 2006		
		AGL Energy $m	Pro forma adj. $m	Pro forma AGL Energy $m
Current assets				
Cash and cash equivalents		64.7	-	64.7
Trade and other receivables	(c)	835.3	34.5	869.8
Inventories		26.8	-	26.8
Other financial assets		198.5	-	198.5
Other assets	(d)	11.8	-	11.8
Total current assets		**1,137.1**	**34.5**	**1,171.6**
Non-current assets				
Trade and other receivables		0.1	-	0.1
Investments accounted for using the equity method	(e)	222.7	367.0	589.7
Exploration and evaluation assets		51.5	-	51.5
Oil and gas assets		498.5	134.9	633.4
Property, plant and equipment	(f)	988.7	-	988.7
Intangible assets	(g)	2,051.9	-	2,051.9
Deferred tax assets		231.6	-	231.6
Other financial assets		238.4	-	238.4
Other assets		28.4	-	28.4
Total non-current assets		**4,311.8**	**501.9**	**4,813.7**
Total assets		**5,448.9**	**536.4**	**5,985.3**
Current liabilities				
Trade and other payables	(h)	437.0	41.2	478.2
Borrowings	(j)	3.2	-	3.2
Other financial liabilities		224.0	50.0	274.0
Provisions	(i)	33.9	-	33.9
Current tax liabilities		(34.5)	34.5	-
Other liabilities		1.2	-	1.2
Total current liabilities		**664.8**	**125.7**	**790.5**

Continued on next page

Pro forma AGL Energy (continued from previous page)	Note	As at 30 June 2006 AGL Energy $m	Pro forma adj[2] $m	Pro forma AGL Energy $m
Non-current liabilities				
Borrowings	(j)	278.2	1,064.0	1,342.2
Other financial liabilities		230.3	-	230.3
Provisions	(i)	28.9	-	28.9
Deferred tax liabilities		359.0	-	359.0
Other assets		19.4	-	19.4
Total non-current liabilities		**915.8**	**1,064.0**	**1,979.8**
Total liabilities		**1,580.6**	**1,189.7**	**2,770.3**
Net assets		**3,868.3**	**(653.3)**	**3,215.0**
Reserves applicable to AGL Energy		(57.8)		(57.8)
Retained earnings applicable to AGL Energy		124.6		124.6
Inter-company payable to AGL	(b)	**3,801.5**	**(653.3)**	**3,148.2**
Share Capital to be issued by AGL Energy at completion of the Recommended Proposal	(b)			**3,148.2**

Notes:

1 Refer Figure 2.5.

2 Pro forma adjustments include the following items:

- the increase in equity accounted investments by $367 million to reflect AGL Energy's acquisition of a 33% interest in AlintaAGL at the value prescribed in the heads of agreement;
- the increase in oil and gas assets includes: the $93.7 million (acquisition value of $103.0 million less the deposit of $9.3 million) acquisition of 50% of Moranbah Gas Project that was completed on 22 August 2006. AGL Energy's share of revenue and costs from the effective date (1 January 2006) to financial close will be adjusted against the acquisition price; $41.2 million reflecting the additional investment value arising from a contingent payment on the PNG Upstream Gas Project. This payment is contingent upon project sanction and financial close of the project, expected to occur towards the end of calendar year 2006;
- the increase in payables of $41.2 million reflects the contingent payment on the PNG Upstream Gas Project
- the increase in other financial liabilities results from the recognition of the option fee of $50 million to reflect New Alinta's rights to put back to AGL Energy the Gas Valpo and Wattle Point Wind Farm assets (refer Section 2.1(c));
- the reclassification of a $34.5 million tax receivable from current tax liabilities to current receivables. Under the Recommended Proposal, all current tax balances of AGL Energy will be funded in accordance with the tax funding agreement on or before Completion; and
- the Pro Forma AGL Energy net debt for the year ended 30 June 2006 was derived as follows:
  - existing underlying gross debt of $281.4 million as at 30 June 2006 less cash and cash equivalents resulting in a net debt amount of $216.7 million;
  - the debt acquired from Alinta under the Recommended Proposal of $970.3 million; and
  - the final cost of acquisition of Moranbah CSM assets for $93.7 million.

  The increase in net debt results in total gross pro forma debt of $1,345.4 million less cash and cash equivalents giving a net debt for AGL Energy for the year ended 30 June 2006 of $1,280.7 million.

(e) **AGL pro forma cash flow information**

Figure 2.7 **AGL pro forma cash flow information**

	Year ended 30 June 2006			Year ended 30 June 2005		
	AGL $m	AGL Energy $m	AGL Infra-structure Assets $m	AGL $m	AGL Energy $m	AGL Infra-structure Assets $m
Cash flows from operating activities						
Receipts from customers[2]	5,012.0	4,565.7	850.3	4,842.3	4,526.0	761.0
Payments to suppliers and employees[2]	(4,345.4)	(4,287.9)	(461.5)	(4,139.6)	(4,199.0)	(385.3)
Dividends received	83.6	32.5	51.1	92.8	41.4	51.4
Finance income received	19.9	18.2	1.7	25.0	19.4	5.6
Net cash inflow from operating activities before maintenance capital expenditure	**770.1**	**328.5**	**441.6**	**820.5**	**387.8**	**432.7**
Maintenance capital expenditure[1]	(91.3)	(12.3)	(79.0)	(79.2)	(18.5)	(60.7)
Free cash flow before finance costs and income tax	**678.8**	**316.2**	**362.6**	**741.3**	**370.9**	**372.0**

Notes:

1 Maintenance capital expenditure relates to expenditure which is essential for the proper and continuing operation of individual assets in AGL Energy's portfolio. It is the minimum capital expenditure required to facilitate ongoing business-as-usual activities and maintain those assets in a safe and functional condition.

2 AGL Energy and AGL Infrastructure Assets receipts from customers and payments to suppliers have been reinstated to reflect inter-segment receipts and payments. For the year ended 30 June 2006, AGL Infrastructure Assets has supplied services to AGL Energy with a cash value of $357.5 million (2005 $423.3 million). AGL Energy has supplied services to AGL Infrastructure Assets with a cash value of $46.5 million (2005 $21.4 million). This has resulted in an increase in receipts from customers and payments to suppliers of $404.0 million (2005 $444.7 million) for that year which in the ordinary course would have been eliminated on consolidation of AGL. As a result, consolidated AGL receipts and payments are less than the sum of AGL Energy and AGL Infrastructure Assets.

Notes to the pro forma AGL Energy historical financial information

(a) Statement of significant accounting policies

(b) Equity

(c) Trade and other receivables

(d) Other assets

(e) Investments accounted for using the equity method

(f) Property, plant and equipment

(g) Intangible assets

(h) Trade and other payables

(i) Provisions

(j) Borrowings

(k) Capital commitments

(l) Lease commitments

(m) Contingent liabilities

(n) Segment reporting

(o) Interest in associates and jointly controlled entities

(p) Economic dependency

(q) Liquidity, obligations and energy derivative portfolio



Basis of preparation and combination

The pro forma AGL Energy historical financial information has been prepared so as to comply, subject to the basis of preparation outlined in this note, with Australian Accounting Standards as follows:

- the pro forma AGL Energy historical income statements and pro forma AGL Energy historical cash flow information for the years ended 30 June 2006 and 30 June 2005 have been prepared in accordance with AIFRS; and
- the pro forma AGL Energy historical balance sheet as at 30 June 2006 has been prepared in accordance with AIFRS.

In preparing the pro forma AGL Energy historical financial information, there have been departures from the disclosure requirements of AIFRS where they are not considered to be applicable given the pro forma nature of the financial information. These departures include presenting the pro forma AGL Energy historical cash flow information for operating and selected investing activities only. The cash flow from operating activities excludes cash flows relating to finance costs and taxation. No comparative information is presented for the balance sheet.

Transactions that have or will be undertaken to effect the Recommended Proposal have been reflected in determining the pro forma historical financial information under the application of AIFRS.

(a) Statement of significant accounting policies

(i) Applicable accounting standards

The significant accounting policies adopted by AGL Energy are based on the relevant accounting policies used in the preparation of the AGL financial information for the year ended 30 June 2006 which are listed below:

(A) Statement of compliance

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. The consolidated entity has not restated comparative financial information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

(B) Basis of preparation

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value.

In the application of AIFRS, management is required to make judgements, estimates and assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with AIFRS. The transition to AIFRS is accounted for in accordance with AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition.

The AGL Directors have elected under section 334(5) of the Corporations Act to early adopt the following revised accounting standards and amendments:

- AASB 119 "Employee Benefits" (December 2004);
- AASB 2005-3 (amendments to AASB 119 "Employee Benefits");
- AASB 2005-1 (amendments to AASB 139 "Financial Instruments: Recognition and Measurement"); and
- AASB 2005-6 (amendments to AASB 3 "Business Combinations").

No other Australian Accounting Standards issued but not yet effective have been early adopted for the year ended 30 June 2006, and they are not expected to result in significant accounting policy or disclosure changes.

The accounting policies adopted have been applied consistently throughout the two reporting periods contained in the financial report with the exception of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which are only applicable from 1 July 2005.

AGL is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the financial report are rounded off to the nearest tenth of a million dollars unless otherwise stated. The financial report is presented in Australian dollars.

(C) Principles of consolidation

The consolidated financial statements of the consolidated entity comprise AGL, a company domiciled in Australia and its subsidiaries.

Control exists when AGL has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of subsidiaries have been prepared for the same reporting period as AGL, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the consolidated entity.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

(D) Cash and cash equivalents

Cash and cash equivalents comprise cash in banks, cash on hand and short-term money market deposits. Bank overdrafts and short-term money market borrowings are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(E) Trade and other receivables

Trade receivables, loans and other receivables are recorded at amortised cost less impairment.

An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year.

(F) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(G) Investments

In AGL's financial statements, investments in subsidiaries and associates are carried at the lower of cost or estimated recoverable amounts.

Investments in associates and jointly controlled entities are shown at cost plus the consolidated entity's share of

the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for by using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment.

(H) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

Certain items of property, plant and equipment that had been revalued to fair value on 1 July 2004, the date of transition to AIFRS, are measured on the basis of deemed cost.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

- Freehold buildings - 50 years;
- Leasehold improvements - lesser of lease period or 20 years; and
- Plant and equipment - 3 to 50 years.

Leased assets

Leases are classified as finance leases when the consolidated entity assumes substantially all the risks and rewards of ownership.

Assets held under finance leases are capitalised at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability is included in the balance sheet as a finance lease liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in the income statement.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(I) Oil and gas assets

The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depletion using a unit of production method over the life of the estimated proven plus probable reserves. Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences. Estimated reserves are determined on an annual basis.

(J) Exploration and evaluation assets

Exploration and evaluation expenditure for each area of interest is accounted for using the successful efforts method. This method requires all expenditure associated with exploration and evaluation to be expensed when incurred except for the costs of successful wells and acquisition of interests in new exploration assets including licences. The costs directly associated with drilling new wells are capitalised pending evaluation of the results of the well. When the oil or gas field reaches the stage of development, the accumulated exploration and evaluation assets are transferred to development assets.

(K) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each reporting date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised, but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Licences

Licences are carried at cost less any accumulated impairment losses. Licences are considered to have indefinite useful lives as they were either granted in perpetuity or there is evidence that the licences will be renewed beyond the initial term and the cost of renewal is not significant. Licences with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the licences may be impaired. Any impairment is recognised immediately in profit or loss.

(L) Impairment

At each reporting date, the consolidated entity reviews the carrying amount of its tangible and intangible assets, other than inventories and deferred tax assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset or cash-generating unit but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(M) Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and the sale of the asset or disposal group is expected to be completed within one year from the date of classification.

(N) Trade and other payables

Trade and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(O) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(P) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(Q) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (**GST**), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(R) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

The following temporary differences are not provided for: initial recognition of goodwill, initial recognition of assets or liabilities (other than as a result of a business combination) that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, associates or joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

AGL and all its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 1 July 2003 under Australian tax law. AGL is the head entity in the tax-consolidated group.

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from AGL equal to the current tax liability (asset) assumed by AGL and any tax-loss deferred tax asset assumed by AGL. The payments are recorded as intercompany receivables/payables. The intercompany receivables/payables are at call.

(S) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date, are measured at undiscounted amounts using the remuneration wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for long service leave and other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

Contributions to defined contributions superannuation plans are expensed when incurred.

For defined benefit superannuation plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each reporting date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur.

Past service cost is recognised immediately as an expense to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(T) Share-based payments

The consolidated entity provides benefits to employees (including AGL Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

(b) **Income statements – pro forma AGL Energy historical financial information**

Figure 2.4 **Pro forma AGL Energy historical income statements**

Pro forma AGL Energy	Year ended 30 June 2006			Year ended 30 June 2005		
	AGL Energy $m	Pro forma adjustments $m	Pro forma AGL Energy $m	AGL Energy[1] $m	Pro forma adjustments[3] $m	Pro forma AGL Energy $m
Continuing operations						
Revenue from ordinary activities[2]	3,803.6	-	3,803.6	3,550.4	-	3,550.4
Expenses from ordinary activities[2]	(3,328.1)	-	(3,328.1)	(3,243.9)	-	(3,243.9)
Equity accounted share of profits of associates and joint venture entities	39.6	-	39.6	31.8	-	31.8
Profit from ordinary activities before finance costs, depreciation and amortisation	**515.1**	-	**515.1**	**338.3**	-	**338.3**
Depreciation and amortisation	(92.1)	-	(92.1)	(46.6)	-	(46.6)
Profit from ordinary activities before finance costs	**423.0**	-	**423.0**	**291.7**	-	**291.7**
Finance costs[4]	30.5	-	30.5	(5.8)	-	(5.8)
Profit from continuing operations before income tax expense	**453.5**	-	**453.5**	**285.9**	-	**285.9**
Income tax expense[5]	(148.2)	-	(148.2)	(93.4)	-	(93.4)
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity	**305.3**	-	**305.3**	**192.5**	-	**192.5**
EPS – excluding significant items						
EPS basic – continuing operations (cents)	66.9	-	66.9	42.2	-	42.2
Weighted average number of ordinary shares basic (millions)	**456.1**	-	-	**456.5**	-	-

Notes:

1 Refer Figure 2.3.

2 Revenue and expense numbers in the above figure reflect a reinstatement of inter-segment revenues and expenses. Refer Figure 2.3, Note 6.

3 There are no pro forma adjustments.

4 Refer Figure 2.3, Note 4.

5 Income tax expense for AGL Energy was calculated on the profit from continuing operations before income tax expense at an effective tax rate of approximately 33%.

(c) **Balance sheets – AGL Energy and AGL Infrastructure Assets**

Figure 2.5 **AGL Energy and AGL Infrastructure Assets balance sheets**

AGL Energy and AGL Infrastructure Assets	As at 30 June 2006		
	AGL[1] $m	AGL Energy[2] $m	AGL Infrastructure Assets[3] $m
Current assets			
Cash and cash equivalents[4]	109.0	64.7	44.3
Trade and other receivables	940.8	835.3	105.5
Inventories	31.4	26.8	4.6
Other financial assets	198.5	198.5	-
Other assets	14.7	11.8	2.9
Total current assets	**1,294.4**	**1,137.1**	**157.3**
Non-current assets			
Trade and other receivables	22.3	0.1	22.2
Investments accounted for using the equity method	1,009.4	222.7	786.7
Exploration and evaluation assets	51.5	51.5	-
Oil and gas assets	498.5	498.5	-
Property, plant and equipment	4,602.4	988.7	3,613.7
Intangible assets	2,402.4	2,051.9	350.5
Deferred tax assets	303.6	231.6	72.0
Other financial assets	256.3	238.4	17.9
Other assets	47.0	28.4	18.6
Total non-current assets	**9,193.4**	**4,311.8**	**4,881.6**
Total assets	**10,487.8**	**5,448.9**	**5,038.9**
Current liabilities			
Trade and other payables	511.7	437.0	74.7
Borrowings[4]	2,009.0	3.2	2,005.8
Other financial liabilities	224.0	224.0	-
Provisions	59.5	33.9	25.6
Current tax payables	28.8	(34.5)	63.3
Other liabilities	3.6	1.2	2.4
Total current liabilities	**2,836.6**	**664.8**	**2,171.8**
Non-current liabilities			
Borrowings[4]	1,421.1	278.2	1,142.9
Other financial liabilities	260.7	230.3	30.4
Provisions	52.5	28.9	23.6
Deferred tax liabilities	1,127.0	359.0	768.0
Other liabilities	25.6	19.4	6.2
Total non-current liabilities	**2,886.9**	**915.8**	**1,971.1**
Total liabilities	**5,723.5**	**1,580.6**	**4,142.9**
Net assets	**4,764.3**	**3,868.3**	**896.0**

Notes:

1 AGL published data for the year ended 30 June 2006.

2 Refer Figure 2.3, Note 2.

3 Refer Figure 2.3, Note 3.

The net debt for the year ended 30 June 2006 was derived as follows:

- AGL Infrastructure Assets net debt has been agreed under the Recommended Proposal to be $3,104 million. This is the net debt shown in Figure 2.5 split at 30 June 2006 between current ($2,005.8 million) and non-current ($1,142.9 million) less cash and cash equivalents ($44.3 million); and
- AGL Energy net debt is calculated as the total AGL net debt less the AGL Infrastructure Assets net debt described above.

(d) Balance sheets – pro forma AGL Energy historical financial information

Figure 2.6 **Pro forma AGL Energy historical balance sheets**

Pro forma AGL Energy	Note	As at 30 June 2006 AGL Energy $m	Pro forma adj $m	Pro forma AGL Energy $m
Current assets				
Cash and cash equivalents		64.7	-	64.7
Trade and other receivables	(c)	835.3	34.5	869.8
Inventories		26.8	-	26.8
Other financial assets		198.5	-	198.5
Other assets	(d)	11.8	-	11.8
Total current assets		**1,137.1**	**34.5**	**1,171.6**
Non-current assets				
Trade and other receivables		0.1	-	0.1
Investments accounted for using the equity method	(e)	222.7	367.0	589.7
Exploration and evaluation assets		51.5	-	51.5
Oil and gas assets		498.5	134.9	633.4
Property, plant and equipment	(f)	988.7	-	988.7
Intangible assets	(g)	2,051.9	-	2,051.9
Deferred tax assets		231.6	-	231.6
Other financial assets		238.4	-	238.4
Other assets		28.4	-	28.4
Total non-current assets		**4,311.8**	**501.9**	**4,813.7**
Total assets		**5,448.9**	**536.4**	**5,985.3**
Current liabilities				
Trade and other payables	(h)	437.0	41.2	478.2
Borrowings	(j)	3.2	-	3.2
Other financial liabilities		224.0	50.0	274.0
Provisions	(i)	33.9	-	33.9
Current tax liabilities		(34.5)	34.5	-
Other liabilities		1.2	-	1.2
Total current liabilities		**664.8**	**125.7**	**790.5**

Continued on next page

Pro forma AGL Energy (continued from previous page)	Note	As at 30 June 2006 AGL Energy[1] $m	Pro forma adj.[2] $m	Pro forma AGL Energy $m
Non-current liabilities				
Borrowings	(j)	278.2	1,064.0	1,342.2
Other financial liabilities		230.3	-	230.3
Provisions	(i)	28.9	-	28.9
Deferred tax liabilities		359.0	-	359.0
Other assets		19.4	-	19.4
Total non-current liabilities		**915.8**	**1,064.0**	**1,979.8**
Total liabilities		**1,580.6**	**1,189.7**	**2,770.3**
Net assets		**3,868.3**	**(653.3)**	**3,215.0**
Reserves applicable to AGL Energy		(57.8)		(57.8)
Retained earnings applicable to AGL Energy		124.6		124.6
Inter-company payable to AGL	(b)	**3,801.5**	**(653.3)**	**3,148.2**
Share Capital to be issued by AGL Energy at completion of the Recommended Proposal	(b)			**3,148.2**

Notes:

1 Refer Figure 2.5.

2 Pro forma adjustments include the following items:

- the increase in equity accounted investments by $367 million to reflect AGL Energy's acquisition of a 33% interest in AlintaAGL at the value prescribed in the heads of agreement;
- the increase in oil and gas assets includes: the $93.7 million (acquisition value of $103.0 million less the deposit of $9.3 million) acquisition of 50% of Moranbah Gas Project that was completed on 22 August 2006. AGL Energy's share of revenue and costs from the effective date (1 January 2006) to financial close will be adjusted against the acquisition price; $41.2 million reflecting the additional investment value arising from a contingent payment on the PNG Upstream Gas Project. This payment is contingent upon project sanction and financial close of the project, expected to occur towards the end of calendar year 2006;
- the increase in payables of $41.2 million reflects the contingent payment on the PNG Upstream Gas Project.
- the increase in other financial liabilities results from the recognition of the option fee of $50 million to reflect New Alinta's rights to put back to AGL Energy the Gas Valpo and Wattle Point Wind Farm assets (refer Section 2.1(c));
- the reclassification of a $34.5 million tax receivable from current tax liabilities to current receivables. Under the Recommended Proposal, all current tax balances of AGL Energy will be funded in accordance with the tax funding agreement on or before Completion; and
- the Pro Forma AGL Energy net debt for the year ended 30 June 2006 was derived as follows:
  - existing underlying gross debt of $281.4 million as at 30 June 2006 less cash and cash equivalents resulting in a net debt amount of $216.7 million;
  - *the debt acquired from Alinta under the Recommended Proposal of $970.3 million; and*
  - the final cost of acquisition of Moranbah CSM assets for $93.7 million.

  The increase in net debt results in total gross pro forma debt of $1,345.4 million less cash and cash equivalents giving a net debt for AGL Energy for the year ended 30 June 2006 of $1,280.7 million.

(e) AGL pro forma cash flow information

Figure 2.7 **AGL pro forma cash flow information**

	Year ended 30 June 2006			Year ended 30 June 2005		
	AGL $m	AGL Energy $m	AGL Infrastructure Assets $m	AGL $m	AGL Energy $m	AGL Infrastructure Assets $m
Cash flows from operating activities						
Receipts from customers[2]	5,012.0	4,565.7	850.3	4,842.3	4,526.0	761.0
Payments to suppliers and employees[2]	(4,345.4)	(4,287.9)	(461.5)	(4,139.6)	(4,199.0)	(385.3)
Dividends received	83.6	32.5	51.1	92.8	41.4	51.4
Finance income received	19.9	18.2	1.7	25.0	19.4	5.6
Net cash inflow from operating activities before maintenance capital expenditure	**770.1**	**328.5**	**441.6**	**820.5**	**387.8**	**432.7**
Maintenance capital expenditure[1]	(91.3)	(12.3)	(79.0)	(79.2)	(18.5)	(60.7)
Free cash flow before finance costs and income tax	**678.8**	**316.2**	**362.6**	**741.3**	**370.9**	**372.0**

Notes:

1 Maintenance capital expenditure relates to expenditure which is essential for the proper and continuing operation of individual assets in AGL Energy's portfolio. It is the minimum capital expenditure required to facilitate ongoing business-as-usual activities and maintain those assets in a safe and functional condition.

2 AGL Energy and AGL Infrastructure Assets receipts from customers and payments to suppliers have been reinstated to reflect inter-segment receipts and payments. For the year ended 30 June 2006, AGL Infrastructure Assets has supplied services to AGL Energy with a cash value of $357.5 million (2005 $423.3 million). AGL Energy has supplied services to AGL Infrastructure Assets with a cash value of $46.5 million (2005 $21.4 million). This has resulted in an increase in receipts from customers and payments to suppliers of $404.0 million (2005 $444.7 million) for that year which in the ordinary course would have been eliminated on consolidation of AGL. As a result, consolidated AGL receipts and payments are less than the sum of AGL Energy and AGL Infrastructure Assets.

Notes to the pro forma AGL Energy historical financial information

(a) Statement of significant accounting policies

(b) Equity

(c) Trade and other receivables

(d) Other assets

(e) Investments accounted for using the equity method

(f) Property, plant and equipment

(g) Intangible assets

(h) Trade and other payables

(i) Provisions

(j) Borrowings

(k) Capital commitments

(l) Lease commitments

(m) Contingent liabilities

(n) Segment reporting

(o) Interest in associates and jointly controlled entities

(p) Economic dependency

(q) Liquidity, obligations and energy derivative portfolio

Basis of preparation and combination

The pro forma AGL Energy historical financial information has been prepared so as to comply, subject to the basis of preparation outlined in this note, with Australian Accounting Standards as follows:

- the pro forma AGL Energy historical income statements and pro forma AGL Energy historical cash flow information for the years ended 30 June 2006 and 30 June 2005 have been prepared in accordance with AIFRS; and
- the pro forma AGL Energy historical balance sheet as at 30 June 2006 has been prepared in accordance with AIFRS.

In preparing the pro forma AGL Energy historical financial information, there have been departures from the disclosure requirements of AIFRS where they are not considered to be applicable given the pro forma nature of the financial information. These departures include presenting the pro forma AGL Energy historical cash flow information for operating and selected investing activities only. The cash flow from operating activities excludes cash flows relating to finance costs and taxation. No comparative information is presented for the balance sheet.

Transactions that have or will be undertaken to effect the Recommended Proposal have been reflected in determining the pro forma historical financial information under the application of AIFRS.

(a) **Statement of significant accounting policies**

(i) Applicable accounting standards

The significant accounting policies adopted by AGL Energy are based on the relevant accounting policies used in the preparation of the AGL financial information for the year ended 30 June 2006 which are listed below:

(A) Statement of compliance

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. The consolidated entity has not restated comparative financial information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

(B) Basis of preparation

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value.

In the application of AIFRS, management is required to make judgements, estimates and assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with AIFRS. The transition to AIFRS is accounted for in accordance with AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition.

The AGL Directors have elected under section 334(5) of the Corporations Act to early adopt the following revised accounting standards and amendments:

- AASB 119 "Employee Benefits" (December 2004);
- AASB 2005-3 (amendments to AASB 119 "Employee Benefits");
- AASB 2005-1 (amendments to AASB 139 "Financial Instruments: Recognition and Measurement"); and
- AASB 2005-6 (amendments to AASB 3 "Business Combinations").

No other Australian Accounting Standards issued but not yet effective have been early adopted for the year ended 30 June 2006, and they are not expected to result in significant accounting policy or disclosure changes.

The accounting policies adopted have been applied consistently throughout the two reporting periods contained in the financial report with the exception of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which are only applicable from 1 July 2005.

AGL is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the financial report are rounded off to the nearest tenth of a million dollars unless otherwise stated. The financial report is presented in Australian dollars.

(C) Principles of consolidation

The consolidated financial statements of the consolidated entity comprise AGL, a company domiciled in Australia and its subsidiaries.

Control exists when AGL has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of subsidiaries have been prepared for the same reporting period as AGL, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the consolidated entity.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

(D) Cash and cash equivalents

Cash and cash equivalents comprise cash in banks, cash on hand and short-term money market deposits. Bank overdrafts and short-term money market borrowings are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(E) Trade and other receivables

Trade receivables, loans and other receivables are recorded at amortised cost less impairment.

An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year.

(F) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(G) Investments

In AGL's financial statements, investments in subsidiaries and associates are carried at the lower of cost or estimated recoverable amounts.

Investments in associates and jointly controlled entities are shown at cost plus the consolidated entity's share of

the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for by using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment.

(H) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

Certain items of property, plant and equipment that had been revalued to fair value on 1 July 2004, the date of transition to AIFRS, are measured on the basis of deemed cost.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

- Freehold buildings - 50 years;
- Leasehold improvements - lesser of lease period or 20 years; and
- Plant and equipment - 3 to 50 years.

Leased assets

Leases are classified as finance leases when the consolidated entity assumes substantially all the risks and rewards of ownership.

Assets held under finance leases are capitalised at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability is included in the balance sheet as a finance lease liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in the income statement.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.



(I) Oil and gas assets

The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depletion using a unit of production method over the life of the estimated proven plus probable reserves. Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences. Estimated reserves are determined on an annual basis.

(J) Exploration and evaluation assets

Exploration and evaluation expenditure for each area of interest is accounted for using the successful efforts method. This method requires all expenditure associated with exploration and evaluation to be expensed when incurred except for the costs of successful wells and acquisition of interests in new exploration assets including licences. The costs directly associated with drilling new wells are capitalised pending evaluation of the results of the well. When the oil or gas field reaches the stage of development, the accumulated exploration and evaluation assets are transferred to development assets.

(K) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each reporting date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised, but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Licences

Licences are carried at cost less any accumulated impairment losses. Licences are considered to have indefinite useful lives as they were either granted in perpetuity or there is evidence that the licences will be renewed beyond the initial term and the cost of renewal is not significant. Licences with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the licences may be impaired. Any impairment is recognised immediately in profit or loss.

(L) Impairment

At each reporting date, the consolidated entity reviews the carrying amount of its tangible and intangible assets, other than inventories and deferred tax assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset or cash-generating unit but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(M) Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and the sale of the asset or disposal group is expected to be completed within one year from the date of classification.

(N) Trade and other payables

Trade and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(O) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(P) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(Q) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (**GST**), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(R) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

The following temporary differences are not provided for: initial recognition of goodwill, initial recognition of assets or liabilities (other than as a result of a business combination) that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, associates or joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

AGL and all its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 1 July 2003 under Australian tax law. AGL is the head entity in the tax-consolidated group.

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from AGL equal to the current tax liability (asset) assumed by AGL and any tax-loss deferred tax asset assumed by AGL. The payments are recorded as intercompany receivables/payables. The intercompany receivables/payables are at call.

(S) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date, are measured at undiscounted amounts using the remuneration wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for long service leave and other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

Contributions to defined contributions superannuation plans are expensed when incurred.

For defined benefit superannuation plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each reporting date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur.

Past service cost is recognised immediately as an expense to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(T) Share-based payments

The consolidated entity provides benefits to employees (including AGL Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

There are currently three plans in place to provide these benefits: the AGL Share Reward Plan which provides benefits to all employees, excluding non-executive AGL Directors; the AGL Share Purchase Plan which provides benefits to eligible employees and non-executive Directors; and the AGL LTIP which provides benefits to eligible employees, excluding non-executive AGL Directors.

Equity-settled share-based payments granted after 7 November 2002 that were unvested at 1 January 2005, are measured at fair value at grant date and expensed over the vesting period. Fair value is measured using the share price for AGL's shares at grant date, adjusted for the non-receipt of dividends over the vesting period. Vesting is not conditional upon a market condition. The amount recognised as an expense is only adjusted when the shares or rights over shares do not vest due to non-market related conditions.

(U) Foreign currency translation

The functional and presentation currency of AGL and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean peso and for entities in New Zealand the functional currency is the New Zealand dollar. The functional currency of subsidiaries with operations in Papua New Guinea is the United States dollar.

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated at the exchange rate ruling at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on translation are recognised in the income statement in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Financial statements of foreign operations

Assets and liabilities of foreign operations are translated into Australian dollars at exchange rates ruling at reporting date. Revenues and expenses of foreign operations are translated at average exchange rates ruling during the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve and recognised in profit or loss on disposal of the foreign operation.

(V) Derivative financial instruments and hedging

The consolidated entity uses derivative financial instruments to manage its exposure to interest rate, foreign exchange rate, electricity purchase price and certain commodity price risks arising in the normal course of business. The use of derivatives is subject to policies, procedures and limits approved by the AGL Board. Derivative transactions are not entered into for speculative purposes.

For the year ended 30 June 2006

As permitted under the AIFRS first-time adoption transitional provisions, comparative financial information for financial instruments, including derivatives, has not been restated. The following accounting policies apply for the period from 1 July 2005.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives are recognised in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges when they hedge exposure to variability in cash flows of recognised assets or liabilities, or highly probable forecast transactions; or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve and the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

For the year ended 30 June 2005

The following accounting policies for financial instruments are applicable to the comparative period and are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

Gains or losses on derivative financial instruments relating to hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or brought to account over the periods of the hedge transactions.

Gains or losses on derivative financial instruments which meet the definition of a hedge of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying hedged transactions are no longer expected to occur, the gains or losses arising on the early termination of the instrument are recognised in the income statement at the date of termination.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying transactions are still expected to occur as designated, the gains and losses arising on the early termination of the instrument continue to be deferred and are progressively brought to account over the period during which the hedged transaction is recognised.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the income statement on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

(W) Revenue recognition

Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Revenue from the sale of crude oil is recognised after each shipment is loaded.

Interest income is recognised as it accrues, using the effective interest method.

Dividend income is recognised when the shareholder's right to receive the payment is established.

(X) Finance costs

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, amortisation of borrowing costs relating to long-term financing facilities and gains and losses on certain hedging instruments that are recognised in the income statement.

Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(ii) Pro forma AGL Energy historical balance sheet

The following principles have been adopted in the preparation of the pro forma AGL Energy historical balance sheet:

(A) Business combinations between commonly controlled entities

The pro forma AGL Energy historical balance sheet includes AGL Energy together with the entities that will be transferred to AGL Energy under the AGL Restructure.

These entities will be transferred to AGL Energy on or before the Transaction Implementation Date, with the transfers being accounted for at book value in accordance with AIFRS. For the purposes of the pro forma AGL Energy historical balance sheet, these internal transfers are assumed to have taken place on 30 June 2006.

(B) Capital structure

The capital structure reflected in the pro forma AGL Energy historical balance sheet reflects the expected capital structure after the Recommended Proposal. The AGL Energy Board has not yet decided on the actual capital structure of AGL Energy.

(C) Restructure of debt

AGL's interest bearing liabilities as at 30 June 2006 amounted to $3,430.1 million. As a result of the Recommended Proposal approximately $1.3 billion of the AGL and Alinta Group's net long term interest bearing liabilities are to be transferred to AGL Energy.

(D) Accounting for transaction costs (including the AGL Original Demerger Proposal costs and the costs associated with the Recommended Proposal)

All transaction costs of the Recommended Proposal (estimated to be approximately $75 million after income tax) are to be incurred by AGL prior to Completion and, to the extent not accrued at that time, by AGL Energy thereafter.

(iii) Pro forma AGL Energy historical income statements and pro forma AGL Energy historical cash flow information

The pro forma AGL Energy historical income statements and pro forma AGL Energy historical cash flow information have been prepared as if the transactions required to give effect to the Recommended Proposal took effect on 1 July 2004 except for the acquisition of AlintaAGL and on the basis of the pro forma adjustments disclosed for the pro forma financial information contained in this Section. The following principles have been adopted in the preparation of the pro forma AGL Energy historical income statements and pro forma AGL Energy historical cash flow information:

- exclusion of gains and losses on the disposal of businesses;
- exclusion of revenues and costs of businesses disposed of or designated as discontinued in the periods presented; and
- exclusion of significant items.

Refer to Figure 2.3, Notes 4 and 5, for details of the manner in which finance costs and income tax expense have been determined.

(b) **Equity**

At 30 June 2006, after reflecting the pro forma adjustments in Figure 2.6 Note 2, and following the transactions required to complete the Recommended Proposal, AGL Energy will have an inter-company loan payable to AGL of approximately $3.1 billion. Pursuant to the Buy Back, this payable will be settled by AGL Energy issuing approximately 377 million new shares to AGL Shareholders.

	As at 30 June 2006 $m
(c) **Trade and other receivables**	
Current	
Debtors	376.3
Less provision for doubtful debts	(23.4)
	352.9
Unbilled revenue	426.6
Loans receivable (secured)	1.0
Amounts owing by associates and joint venture entities	33.7
Other	55.6
	869.8
(d) **Other assets**	
Current	
Prepayments	11.2
Other	0.6
	11.8
(e) **Investments accounted for using the equity method**	
Non-current	
At equity accounted carrying amount	
Associates not quoted on stock exchange	508.1
Joint venture entities not quoted on stock exchange	81.6
	589.7
(f) **Property, plant and equipment**	
Non-current	
Land and buildings	
Freehold and leasehold	
At cost	21.8
Less provision for amortisation	(5.3)
	16.5
Plant and equipment	
At cost	1,187.4
Less provision for depreciation	(215.2)
	972.2
Total	**988.7**

Continued on next page

	As at 30 June 2006 $m
(g) Intangible assets	
Goodwill	1,705.7
Licences	300.8
Emission rights	40.6
Other	4.8
	2,051.9
(h) Trade and other payables	
Current	
Creditors	400.6
Amounts owing to associates and joint venture entities	11.0
PNG oil and gas rights payment	41.2
Other	25.4
	478.2
(i) Provisions	
Current	
Employee benefits	23.1
Environmental rehabilitation	2.5
Onerous contracts	8.3
	33.9
Non-current	
Employee benefits	15.5
Environmental rehabilitation	9.6
Onerous contracts	3.8
	28.9
(j) Borrowings	
Current	
Customer deposits and interest[1]	0.7
Bank overdraft	2.5
	3.2
Non-current	
Bank borrowings	1,326.0
Customer deposits and interest[1]	8.9
Lease liabilities	7.3
	1,342.2

Note:

1 Customer deposits and interest relate to security deposits lodged by gas and electricity customers.

	As at 30 June 2006 $m
(k) Capital commitments	
Expenditure contracted for at balance date not reflected in the financial information in respect of property, plant and equipment:	
Payable	
Not later than one year	36.6
Later than one year but not later than five years	153.0
Later than five years	-
	189.6
(l) Lease commitments	
Non-cancellable operating leases	
Not later than one year	35.5
Later than one year but not later than five years	101.9
Later than five years	481.9
	619.3
(m) Contingent liabilities	
(i) Contingent liabilities	
Bank guarantees	9.7
Guarantees and warranties	92.2
	101.9

(ii)Other

Claims and possible claims, indeterminable in amount, have arisen in the course of business. Based on legal advice obtained, the AGL Directors believe that any resultant liability will not materially affect the financial position of AGL Energy.

(n) ***Segment reporting***

Products and services

Retail Energy	Sale of natural gas and electricity
Merchant Energy	Electricity generation and wholesale sale of gas and upstream oil and gas investments
Energy Investments	Investments in energy retailers

	Total Revenue		EBIT	
	Year ended 30 June 2006 $m	Year ended 30 June 2005 $m	Year ended 30 June 2006 $m	Year ended 30 June 2005 $m
Retail Energy	3,413.5	3,358.5	262.8	221.2
Merchant Energy	1,884.8	522.4	135.6	49.0
Investments	27.7	23.6	39.3	37.4
Unallocated	21.6	19.1	(14.7)	(15.9)
Intra segment eliminations	(1,544.0)	(373.2)	-	-
Total	**3,803.6**	**3,550.4**	**423.0**	**291.7**

(o) **Interest in associates and jointly controlled entities**

Interests in associates and jointly controlled entities	Principal activity	Ownership interest %	Investment carrying amount equity value 30 June 2006 $m
Associates			
GEAC	Electricity generation	32.5	140.2
AlintaAGL[1]	Retail and power generation	33.0	367.0
Gascor	Victorian gas transmission	33.0	0.9
Jointly controlled entities			
ActewAGL Retail Partnership	Provision of energy and water services	50.0	12.2
Auscom Holdings Pty Limited	Distribution and sale of LPG	50.0	69.4
The AGL Petronas Consortium (APC)	Front end engineering and design of PNG gas pipeline	50.0	-
Total associates and jointly controlled entities			**589.7**

Note:

1 *AlintaAGL will only be acquired if the Recommended Proposal is approved.*

(p) **Economic dependency**

(i) AGL Energy is dependent to a significant extent upon various consortia of producers for the supply of natural gas from the Cooper Basin in South Australia, the Gippsland field in Bass Strait and the Surat/Bowen Basin in Queensland. Long term contracts protect the continuity of supply from these producers. AGL Energy has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. AGL Energy has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(ii) AGL Energy is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.

(q) **Liquidity, obligations and energy derivative portfolio**

(i) Liquidity

Prior to the Recommended Proposal, AGL Energy met its working capital needs and capital expenditure requirements through a combination of operating cash flows, inter-company loans from other companies in AGL and external debt raising (from various AGL debt facilities). It is expected that AGL Energy will satisfy its ongoing working capital requirements and meet its capital expenditure needs through cash generated from operations and funding available under proposed financing which will be put in place at or shortly before the Transaction Implementation Date. At the Transaction Implementation Date, it is anticipated that AGL Energy will have borrowing facilities totalling $2.0 billion which will be drawn to the extent of approximately $1.3 billion.

New funding facilities will be put in place prior to completion of the Recommended Proposal and will include terms and conditions appropriate to the anticipated credit rating of AGL Energy.

(ii) Contractual obligations and commercial commitments

AGL Energy's aggregate long term obligations and commitments (excluding debt) as at 30 June 2006 are detailed in Figure 2.8.

Figure 2.8 **Obligations and commitments**

Payments due by period as at 30 June 2006	Total $m	Less than 1 year $m	1 to 2 year(s) $m	2 to 5 years $m	Over 5 years $m
Contracted capital expenditure	189.6	36.6	38.3	114.7	-
Non-cancellable operating leases	619.3	35.5	25.5	76.4	481.9
Total contractual cash obligations	**808.9**	**72.1**	**63.8**	**191.1**	**481.9**

The AGL Board considers that AGL Energy will be capable of satisfying these long term obligations and commitments through cash generated from operations, together with cash on hand and, where necessary, borrowings available under AGL Energy's proposed borrowing facilities.

(iii) Energy derivative portfolio

The nature of the business undertaken by AGL Energy necessitates the management of electricity and gas price risk through an energy derivative hedging portfolio. The existing portfolio hedges this price risk in accordance with AGL Board approved guidelines which are reviewed regularly by the AGL Board and its Audit and Risk Management Committee. This energy derivative portfolio is exclusively applicable to AGL Energy and there are no inter-relationships with the AGL Infrastructure Assets businesses that will be disrupted by the Recommended Proposal. Upon completion of the Recommended Proposal, the entire energy derivative portfolio will therefore be managed by AGL Energy and management of it continued under the guidance of the AGL Energy Board. It is anticipated that in the period immediately following completion of the Recommended Proposal, AGL Energy will adopt the risk policies and guidelines currently applicable within AGL.

At 30 June 2006, the following energy derivative portfolio policy and financial statement note disclosures were made in AGL's full financial report for the financial year ended 30 June 2006 and had the Recommended Proposal occurred at that date, would have been applicable to AGL Energy. The following discussion also includes comparison with the 2005 financial year.

(iv) Objectives and significant terms and conditions

AGL enters into a variety of derivative financial instruments to manage the AGL Energy risks described below. AGL does not, and it is anticipated that AGL Energy will not, enter into such instruments for purposes other than as part of the overall management of the wholesale energy portfolio.

(v) Electricity purchase price risk management

AGL's policy is to manage the financial exposure arising from its customers' forecast demand for electricity. In doing so, AGL has entered into various hedging contracts with individual market participants. Any unhedged position exposes AGL to pool price variation. AGL's policy has been, and it is anticipated that AGL Energy's policy in the period immediately following completion of the Recommended Proposal will be, that the exposure and the consequent price risk be managed within prescribed limits. The hedge portfolio consists predominantly of swaps, caps and option contract types.

The remaining terms and fair values of AGL's outstanding electricity hedging contracts at 30 June 2005 and 30 June 2006 are detailed in Figure 2.9.

Figure 2.9 **Electricity hedging contract commitments**

[illegible]	Fair values	
	2006 $m	2005 $m
Less than one year	(4.8)	(134.3)
One to five year(s)	(48.6)	(93.5)
Longer than five years	-	-
Total	**(53.4)**	**(227.8)**

For the year ended 30 June 2006, AGL applied AASB 139, which required all derivatives to be measured at fair value on the balance sheet and a net liability of $53.4 million was recognised on the balance sheet at 30 June 2006. All contracts are due for settlement within 11 years of the reporting date. These transactions are for the purposes of hedging current contracted commercial and industrial customer load and forecast mass-market customer sales and as such, no ultimate loss to gross margin is anticipated.

The fair value, calculated in accordance with the relevant accounting standard, has been based on readily available market price estimates which are usually quoted for small volume contracts. These market price estimates are not necessarily representative of independent market price valuations for the unusual and/or larger volume contracts in AGL's electricity hedge portfolio for which relevant market price valuations are not readily available.

(vi) Commodity price risk management

AGL enters into derivative commodity contracts to manage its exposure to fluctuations in oil prices. Forward contracts and options are used with the objective of fixing the sales price of oil. AGL has a policy to manage the exposure arising from the price risk within prescribed limits. It is anticipated that AGL Energy will initially adopt a similar policy for the management of oil price risks.

Figure 2.10 **Oil price hedging contract commitments**

	Fair values 30 June 2006 $m
Forward contract	(65.1)
Options	8.9
Total exposure	**(56.2)**

There were no oil price hedging contract commitments at 30 June 2005.

(vii) Credit risk management

AGL is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2006, AGL had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. The existence of master netting agreements with a number of counterparties provides additional collateral in respect of credit risk. Amounts receivable by AGL for electricity hedge contracts at 30 June 2005 and 30 June 2006 are detailed in Figure 2.11.

Figure 2.11 **Maximum credit exposure for electricity derivative contracts**



	Fair values	
	2006 $m	2005 $m
Amounts receivable in respect of electricity hedging contracts	161.2	54.3

(viii) Liquidity risk management

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, AGL Energy may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, it is anticipated that AGL Energy will hedge only in highly liquid derivative markets, although in certain market conditions illiquidity cannot be entirely avoided.

It is anticipated that AGL Energy will have in place funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

(ix) Off-balance sheet financial arrangements

AGL has not, and it is anticipated that AGL Energy will not, use special purpose vehicles or any other form of off-balance sheet financing. From 1 July 2005, with the adoption of AIFRS, AGL Energy's derivative portfolio has been accounted for in accordance with AASB 139, which requires all such instruments to be recognised on-balance sheet from that date.

Operating leases which are commitments under non-cancellable lease agreements are disclosed in the notes to the financial statements in accordance with accounting standards and are not included in the balance sheet.

2.5 Forecasts overview

Sections 2.6 to 2.10 contain the financial forecast for AGL Energy for the year ending 30 June 2007. Dividends forecast to be received by AGL Shareholders who retain their AGL Shares at the time of entitlement to the Transaction Dividend and their shares in both AGL Energy and New Alinta at the time of entitlement to dividends relating to the period to 30 June 2007 are set out in Part 1 of this Booklet.

The 2007 financial year is considered the most appropriate year on which to base financial analysis of the AGL Energy businesses as it reflects:

- the first full year contribution from the Southern Hydro power generation assets;
- the first full year contribution from the 10% interest in the PNG Upstream Gas Project, including associated oil production;
- the initial contribution from the 50% interest in the Moranbah Gas Project; and
- the revised capital structure of AGL Energy following completion of the Recommended Proposal.

Sections 2.6 to 2.10 contain forward looking statements. AGL Shareholders should refer to the caution included in the Important information section of this Booklet in relation to forward looking statements.

2.6 AGL Energy pro forma forecast

The pro forma forecast for AGL Energy has been prepared after considering the actual operating results and trading conditions for the year ended 30 June 2006 of the businesses that will be owned by AGL Energy after the completion of the Recommended Proposal.

The pro forma forecast for the year ending 30 June 2007 includes the following key assumptions:

- all the AGL Energy businesses currently owned by AGL are included in the pro forma financial forecast from 1 July 2006 to 30 June 2007;
- the Transaction Implementation Date for the Recommended Proposal is 25 October 2006 and effective from this date AGL Energy will assume additional net debt of $970 million and acquire a 33% interest in AlintaAGL for $367 million;
- accounting entries arising as a result of the application of AASB 139 have been excluded from the forecasts; and
- the pro forma income statements are presented before significant items, which for the 2006 financial year included costs relating to AGL's Original Demerger Proposal, the AGL Takeover Bid, the Alinta Takeover Bid and the Recommended Proposal and for the 2007 financial year, include costs associated with the Recommended Proposal.

As a consequence, a forecast of the results of AGL Energy presented on a statutory basis has not been prepared.

The pro forma forecast provided in this Section 2 has been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure E.

Figure 2.12 **AGL Energy EBITDA and EBIT**

AGL Energy	EBITDA ($m)		EBIT ($m)	
	Year ended 30 June 2006 Pro forma	Year ended 30 June 2007 Pro forma	Year ended 30 June 2006 Pro forma	Year ended 30 June 2007 Pro forma
Retail Energy				
AGL[1]	201	203	192	196
ActewAGL	15	12	15	12
Elgas	13	13	13	13
Retail Energy total	229	228	220	221
Merchant Energy[1]				
Wholesale energy and power generation[2]	178	214	155	184
Upstream gas[2]	104	278	63	164
Merchant Energy total	282	492	218	348
AlintaAGL	-	10	-	10
Other	4	8	(15)	(11)
Total	**515**	**738**	**423**	**568**

Notes:

1 Allocation of pro forma financial information for AGL's integrated Energy business is based on AGL Energy's internal management reporting, which includes internal transfer pricing policies to reflect key management accountabilities. As a result, the 2006 pro forma result shown reflects a different allocation from the external reporting format presented in the historical pro forma results earlier in this Section.

2 For consistency with the forecast year, the year ended 30 June 2006 result excludes mark to market impacts relating to the movement in market value of derivatives. A benefit of approximately $8 million in wholesale electricity activities was offset by a loss of approximately $8 million relating to PNG oil hedging.

Figure 2.13 **AGL Energy income statement**

AGL Energy	Year ended 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	3,804	4,188
EBITDA	515	738
EBIT	423	568
Finance costs[1]	31	(61)
Profit before tax	454	507
Tax	(149)	(195)
Profit after tax	**305**	**312**
EPS (cents)[2]	**66.9**	**77.6**

Notes:

1 The 2006 pro forma finance costs are based on AGL Energy net debt calculated as the difference between total AGL net debt, less the AGL Infrastructure Assets agreed net debt under the Recommended Proposal of $3,104 million.

2 EPS for the year ended 30 June 2006 is based on weighted average shares outstanding of approximately 456.1 million. The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Recommended Proposal.

2.7 Discussion and analysis

A discussion of the key factors impacting the pro forma financial forecast for AGL Energy is set out below. Key assumptions are set out in Section 2.9.

Business unit	Key items
Retail Energy	☐ EBITDA growth of approximately 1.0% from 2006 to 2007 for AGL Energy's 100% owned retail business reflects a forecast continuation of current highly competitive retail market conditions. The result for the year ended 30 June 2006 benefited from the cold start to winter, resulting in degree days being above the six year average. The pro forma forecast for the year ending 30 June 2007 includes growth in mass market gas gross margin, an increase in dual fuel customer accounts, and reduced cost to serve following initial benefits from AGL's previously announced cost saving program. These benefits are anticipated to be partially offset by a return to historic average weather conditions. ☐ Gas sales volumes are forecast to be relatively flat, with increased market share in the South Australian mass market offset by a return to historic average weather conditions. ☐ Gas gross margin is forecast to increase by approximately 2.4%, driven by increased prices in the mass market segment, partly offset by increased cost of gas supply. ☐ Mass market electricity volumes are forecast to decrease slightly (by around 0.5%), due to a return to historic weather conditions and losses in South Australia and Victoria partially offset by gains in NSW. ☐ Industrial and commercial electricity volumes are forecast to increase by approximately 5.2%, driven by retention and acquisition strategies across all core markets, including Queensland. ☐ Electricity gross margin is anticipated to reduce by approximately 4.3%, mainly due to lower mass market volumes, lower industrial and commercial contract prices and lower margin on NSW small business customers acquired, compared to Victoria and South Australia. ☐ Forecast prices in states where AGL Energy is the incumbent energy retailer are based on the price path determined by the regulator in each state. In NSW, prices are forecast to increase in line with CPI. In states and territories where AGL Energy is not the incumbent retailer, AGL Energy's pricing is determined by reference to prices of competitors who are subject to regulated price paths in those states and territories.
Merchant Energy	☐ The pro forma forecast includes the first full year contribution from the Southern Hydro power stations, following completion of the acquisition by AGL in November 2005. ☐ AGL Energy's wholesale electricity supply costs are forecast to become more competitive over time as existing hedge contracts expire and are replaced by physical hedges from the Southern Hydro power stations. ☐ The pro forma forecast includes the first full year contribution from AGL Energy's 10% equity interest in the PNG Upstream Gas Project including associated oil production, following finalisation of the terms of this acquisition on 16 January 2006. ☐ AGL acquired a 50% share in the Moranbah Gas Project, effective 1 January 2006. AGL Energy's share of revenue and costs from the effective date to financial close on 22 August 2006, will be adjusted against the acquisition price. ☐ The pro forma forecast also includes the benefits of the LYA refinancing in November 2005, which resulted in lower finance costs and improved cash distributions to equity holders. ☐ The acquisitions of Southern Hydro and interests in PNG upstream oil and gas provide AGL Energy with substantial additional earnings and cash flow over the forecast period compared to the 2006 financial year.
AlintaAGL	☐ The pro forma forecast includes the initial contribution from AGL Energy's 33% interest in AlintaAGL, from completion of the Recommended Proposal. AGL Energy's interest in AlintaAGL will be accounted for on an equity basis.

Business unit	Key item
Finance costs	◻ Following completion of the Recommended Proposal, AGL Energy is forecast to have net debt of approximately $1.3 billion. ◻ The total debt funding cost is forecast to be approximately 6.4% per annum.
Tax	◻ The effective tax rate on AGL Energy's interest in the PNG Upstream Gas Project is anticipated to be approximately 70%. This is due to the 50% tax rate on oil income in PNG and AGL Energy's acquisition cost being higher than the historic tax base. The tax rate applicable to PNG gas revenues will be 30%. ◻ This resulted in an effective tax rate for AGL Energy of approximately 33% for the 2006 financial year and this is forecast to be approximately 38% in the 2007 financial year. This is expected to normalise outside of the forecast period as the contribution from other businesses increases proportionally to PNG oil revenue.

2.8 Cost saving programs

AGL Energy has commenced cost saving programs designed to reduce retail cost to serve, leading to market share growth and increased profitability. AGL Energy's major cost saving program is focussed on rationalising retail processes and systems and is expected to result in substantial sustainable benefit for AGL Energy. The total net contribution from these programs will begin to materially impact results from the 2008 financial year. In August 2006 the Chief Executive Officer of AGL, in conjunction with the AGL Board started a process of restructuring AGL's overheads with the aim of reducing costs and increasing efficiencies. This included introducing initiatives to remove management layers and streamline the remaining organisation in order to lower its costs and improve the responsiveness of the organisation. At the date of this Booklet the additional cost savings have not been fully quantified but should be considered in addition to the savings highlighted in this Section. A summary of the cost saving programs is set out in Figure 2.14.

Figure 2 14 **Cost saving programs overview**

Retail Energy $50 to $60 million	Corporate $10 million
Retail processes: ◻ $20 million per annum from 2008 onwards ◻ no capital requirement Systems: ◻ $30 to 40 million per annum once fully operational from 2009 ◻ $80 to 100 million capital required	AGL Energy overhead: ◻ $10 million from 2008 onwards as a result of IT efficiencies once functions separated into energy and infrastructure assets businesses

2.9 Key assumptions used in determining the pro forma financial forecast

AGL Energy will operate in a highly competitive market, where profitability can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the proposed dividends will be achieved. The payment of dividends will be at the discretion of the AGL Energy Directors. Key assumptions used in determining the pro forma forecasts for AGL Energy are set out below:

- customer consumption is consistent with forecast demand for energy, long term average weather patterns in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remaining competitive with alternatives;
- customer churn is consistent with levels over the last two years, and AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;

- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting is consistent with levels experienced over the last two years;
- wholesale electricity purchase costs are consistent with existing supply contracts, historic average pool prices, long term average weather patterns and CPI forecasts;
- wholesale gas purchase costs are consistent with existing long term supply contracts;
- energy transmission and distribution charges are consistent with regulated tariffs and existing haulage contracts;
- crude oil sales volumes from the PNG upstream investment are forecast to be approximately 3.2 million barrels (**bbl**) and that revenue from this investment is substantially hedged at approximately US$69/bbl;
- there is an average exchange rate of 0.75 US dollars to the Australian dollar;
- operating performance and costs from all of AGL Energy's power generation plants remain in line with recent historic performance;
- the financial impact on AGL Energy of the Southern Hydro power stations has taken into account market and operating conditions including weather patterns, asset performance and continuing integration with AGL Energy's wholesale trading portfolio since completion of the acquisition by AGL on 30 November 2005;
- the financial impact on AGL Energy of the acquisition of a 50% interest in the Moranbah Gas Project is in line with AGL's announcement on 21 June 2006 and assumes no additional amount is payable to BHP Billiton due to acquisition of additional interests;
- the financial impact on AGL Energy of its 33% interest in AlintaAGL is in line with forecasts provided by Alinta as set out in Section 4;
- business operating costs are consistent with those for the year ended 30 June 2006 (including no adjustment for the financial impact of any AGL Energy employees whose positions may become redundant following completion of the Recommended Proposal);
- AGL Energy's corporate costs are consistent with an allocation based on 70% of historic AGL Group corporate costs;
- the operating results, cash flows and financial position of AGL Energy's non-controlled investments are in line with the current estimates provided by management of these businesses;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to AGL Energy's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Energy's financial results, including cash flows;
- any earnings volatility as a result of the application of AASB 139 cannot be reliably estimated and has not been reflected in the forecasts;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Energy which have not previously been recognised;
- no significant changes occur in the competitive landscape of the Australian energy industry or the energy industry in any other jurisdiction; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which could have a material impact on AGL Energy's financial results, cash flows and franking.

2.10 Sensitivity analysis

The forecast financial information in this Section is based on the assumptions in relation to future events and actions set out in Section 2.9. These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be inter-dependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBIT.

(a) Sensitivity to key variables

Key drivers of profitability for AGL Energy are sales volumes, sales prices and the wholesale cost of energy. Of these variables:

- sales prices are based on regulated price paths for mass market customers and contracted prices for industrial and commercial customers;
- industrial and commercial customer volume forecasts are based on contracted volumes rather than actual demand and competition in the segment is less intensive than the mass market segment due to lower margins;
- oil sales from the PNG Upstream Gas Project are substantially hedged, although AGL Energy retains some price exposure, including the Australian dollar equivalent of US dollar sales. In addition, AGL Energy has exposure to the timing of production and sales volumes;
- wholesale gas supply costs are largely established under long term contracts; and
- wholesale electricity supply requirements are hedged via AGL Energy's physical generation capability and contracts with external parties.

AGL Energy's pro forma forecast result could be materially impacted by changes to mass market customer load requirements, particularly during extreme weather conditions and key variables relating to its investment in the PNG Upstream Gas Project as indicated in Figure 2.15.

Figure 2.15 **Sensitivity analysis**

EBIT sensitivity Year ending 30 June 2007	Impact $m
Retail Energy	
1% change in mass market electricity volume	+/- 3.7
1% change in mass market gas volume	+/- 2.7
PNG Upstream Gas Project	
US$5/bbl oil price (West Texas Intermediate) change[1]	+/- 2.9
A$0.01 change to the A$/US$ exchange rate	+/- 2.1
0.2 million bbl change to oil production[2]	+/- 12.3

Notes:

1 AGL Energy's oil hedging comprises a mix of swaps and options cover, resulting in approximately 85% of sales volumes for the year ending 30 June 2007 being fixed at approximately US$69/bbl. The options (approximately 15% of sales volume) result in a minimum oil price of approximately US$59/bbl, although revenue can vary to the extent that the oil price is above this price.

2 The analysis assumes sales are equal to production and hence does not include any drawdowns from, or increases to, inventories which would reduce the sensitivity to production changes. As a result, the sensitivity shown is a timing difference only and not a permanent impact on EBIT.

The integrated nature of AGL Energy's business means that adverse impacts in Retail Energy due, for example, to higher wholesale electricity supply costs may be partially offset by higher revenue from power generation (due to higher pool prices). The degree of protection against external variables is anticipated to be enhanced as AGL Energy's existing wholesale electricity supply contracts are replaced by internal physical generation from the Southern Hydro plants.

(b) **Exercise of put options**

AGL Energy has granted New Alinta Co the rights to require AGL Energy to acquire the Gas Valpo and Wattle Point Wind Farm assets. Further details of these arrangements are set out in Section 7.4. If these options were to be exercised, the impact on AGL Energy's pro forma forecast is as detailed below.

(i) Gas Valpo option

The Gas Valpo option is exercisable only during the period commencing on the Transaction Implementation Date and ending on the first anniversary of the Transaction Implementation Date. The sensitivity analysis presented in Figure 2.16 assumes the option is exercised effective from the Transaction Implementation Date.

Figure 2.16 **Gas Valpo put option sensitivity analysis**

Impact on AGL Energy Year ending 30 June 2007	Impact $m
EBITDA	15
EBIT	10
Profit after tax	4
EPS (cents)	**1.0**

(ii) Wattle Point option

The Wattle Point Wind Farm option is exercisable only during the period commencing on the Transaction Implementation Date and ending six months after that date. If the Wattle Point Wind Farm put option is exercised by New Alinta, AGL Energy currently intends that it will seek to enter into similar arrangements to those described in Section 7.3 with a third party. As a result, the impact on AGL Energy's pro forma forecast is not anticipated to be material.

3 Profile of New Alinta

Note to AGL Shareholders. This Section has been drafted by Alinta and Alinta takes responsibility for this Section, other than Section 3.3.

This Section contains forward looking statements. AGL Shareholders should refer to the caution included in the Important information section of this Booklet in relation to forward looking statements.

3.1 Overview of New Alinta Co after Completion

Following the completion of the Recommended Proposal, New Alinta will own the existing Alinta assets (excluding the WA Retail Business), the AGL Infrastructure Assets and a 67% interest in the WA Retail Business.

On Completion, New Alinta will be structured as shown in Figure 3.1.

Figure 3.1



AGL Shareholders
Alinta Shareholders
c. 46%
c. 54%
New Alinta Co
New Alinta Trust
New Alinta Sub
82.7%
17.3%
Alinta
67%
AGL
AlintaAGL
Alinta Infrastructure Assets
WLPG Arrangements
AGL Infrastructure Assets
WA Retail Business

A description of the assets to be owned by New Alinta is set out below.

3.2 Alinta assets

Under the Recommended Proposal, New Alinta will hold the following assets:

(a) Asset management – 100%

The Alinta strategy is centred on providing asset management services to the infrastructure assets in which Alinta holds an ownership interest. In addition, Alinta seeks to provide these services to third party asset owners.

Alinta (or a Subsidiary of Alinta) has operating service agreements over the infrastructure assets in which it holds an ownership interest, with the exception of the recently commissioned cogeneration unit and those units being constructed on the Alcoa refinery sites in WA. Alinta also manages those assets owned by AIH, with the exception of the Goldfields Gas Transmission Pipeline. Under the operating services agreements, Alinta provides a comprehensive suite of services to manage both the businesses and assets. These activities are undertaken by the following divisions.

(i) AAM

AAM manages and services a number of electricity and gas networks and gas transmission pipelines and has developed integration capabilities with respect to these types of assets. AAM operates approximately $8 billion worth of assets in Victoria, WA, NSW, Queensland and Tasmania and around 1.7 million customers receive their energy supplies through these networks. The AAM team, led by Peter Magarry, consists of over 1,100 people, most of whom are based on the east coast of Australia.

AAM operates and manages regulated and non-regulated energy assets including:

- AlintaGas Networks in WA, and the UED electricity network and the Multinet Gas distribution network in Victoria;
- those assets and businesses of AIH, comprising the Queensland Gas Pipeline, the Eastern Gas Pipeline, the Tasmanian Gas Pipeline and the VicHub Interconnect (excluding certain commercial and marketing functions); and
- the DBNGP in WA (excluding certain commercial and marketing functions).

AAM provides comprehensive management services to asset owners across all areas including asset management, operations, commercial, corporate support, maintenance, engineering, regulatory compliance and information technology. These services assist in improving efficiency, boosting effectiveness and ensuring high standards of reliability and safety. Services are also provided to other companies such as large energy distribution utilities and land developers on a project basis.

Alinta is currently in dispute with the ESC as to whether the services it provides under the Multinet OSA require it to hold a licence under the Gas Industry Act 2001 (Vic) and deem it to be the operator of the Multinet gas distribution network under the Gas Pipelines Access (Victoria) Law. Alinta's view is that it does not require a licence and is not the operator under that law.

(ii) Alinta Energy

Alinta Energy develops, builds, manages and operates power stations. The total electrical capacity operated or under construction is 1,356 MW, which comprises 486 MW owned by AIH, 630 MW owned by Alinta (the Alcoa cogeneration projects) and the 240 MW Bell Bay Power Station, which is owned by Hydro Tasmania.

Alinta Energy was established in 2004 following the purchase of Duke Energy's Australian and New Zealand pipeline and power assets. The power stations in operation or under development comprise:

- eight 35 MW Frame 6 industrial open cycle gas turbines located in the Pilbara in the north west of WA;
- two 47 MW LM6000 aero derivative gas turbines located in Bairnsdale in eastern Victoria;
- two 120 MW gas fired thermal power units located in Bell Bay in northern Tasmania;
- a 112 MW cogeneration plant that converts waste gases from a steel mill into electricity and steam. The plant is located at Glenbrook, south of Auckland in New Zealand;
- two 140 MW cogeneration units located at Alcoa's Pinjarra alumina refinery south of Perth in WA (unit 1 was recently commissioned and unit 2 is currently under construction); and
- two 162 MW open cycle gas turbines (175.5 MW in peak mode) located at Alcoa's Wagerup alumina refinery south of Perth in WA (both units are under development).

(b) **Asset ownership**

Alinta has varying levels of equity ownership in energy infrastructure assets throughout Australia and New Zealand. The assets can be categorised as follows.

(i) Energy distribution (electricity and gas)

Alinta has the following equity interests in gas and electricity distribution network assets:

- 74% interest in AlintaGas Network in WA;
- 34% interest in UED in Victoria; and
- 20% interest in Multinet Gas in Victoria.

AlintaGas Network (WA):

AlintaGas Network comprises approximately 12,000 km of gas distribution pipes, delivering over 30 PJ of gas per annum. The network has benefited from a continued strong growth in demand for new housing in WA with connections having increased by approximately 20,000 during 2005 to approximately 540,000. The WA regulator, the Economic Regulation Authority, issued a final decision on the access arrangement for AlintaGas Network during 2005. The new pricing that was originally expected to begin on 1 January 2005, became operative on 1 January 2006. The new access arrangement is not expected to have a material effect on the business or earnings of AlintaGas Network.

The AlintaGas Network is depicted below.

Figure 3.2 **AlintaGas Network (WA)**



Indian Ocean
Geraldton
Kalgoorlie-Boulder
Perth
Bunbury
Busselton
Albany
Key:
Indicative gas distribution areas

UED (Victoria):

UED is one of five electricity distributors in Victoria. The UED network covers 1,450 square kilometres in Melbourne's heavily populated south east. Through approximately 12,400 km of electricity lines it distributes electricity to approximately 600,000 end users.

The UED network primarily derives revenues from regulated tariffs for the use of and connection to the distribution network. Economic regulation of distribution networks is currently undertaken by Victoria's regulator, the ESC, and it is expected that the AER will assume responsibility for distribution pricing from 1 January 2007.

The UED network was subject to a price reset by Victoria's regulator, the ESC in 2005. The Electricity Price Determination applies for the five years commencing 1 January 2006. This determination provided an average real price reduction for UED customers in 2006 which reduced tariffs by 15.6% from 1 January 2006 and permitted a maximum yearly increase over the 2007–2010 period of CPI less 1.4%. It is not expected that the Electricity Price Determination will have a material impact on the returns Alinta receives from its 34% ownership interest.

The UED network is depicted below.

Figure 3.3 **UED network (Victoria)**


Templestowe
Healesville
Lilydale
Yarra Junction
Melbourne
Gembrook
Dandenong
Port Phillip Bay
Port Phillip
Mornington
Hastings
Portsea
Rosebud
Flinders

Multinet Gas (Victoria):

The Multinet Gas distribution network covers approximately 1,700 square kilometres in Melbourne's east, delivering approximately 60 PJ of gas per annum to over 650,000 end users. The network includes approximately 9,400 km of gas distribution pipes.

The Multinet Gas distribution network primarily derives revenues from regulated tariffs for the use of and connection to the distribution network. Economic regulation of distribution networks is currently undertaken by the ESC, and it is expected that the AER will assume responsibility for distribution pricing from 1 January 2007.

Under the Victorian Government's Natural Gas Extension Program, Multinet Gas has been selected to deliver gas to two regional areas in Victoria: the Yarra Ranges (comprising nine towns) and South Gippsland (comprising five towns).

Construction on the Yarra Ranges project commenced in April 2005 and, to date, three towns have their gas distribution mains completed and over 1,000 new gas connections. The project is expected to be completed in mid-2008.

The South Gippsland Project was awarded to Multinet Gas on 5 August 2005 and is well underway in planning with construction expected to commence in early 2007.

The Multinet Gas network is depicted below.

Figure 3.4 **Multinet Gas distribution network**


Seville East
Launching Place
Yarra Glen
Milgrove
Wesburn
Yarra Junction
Lilydale
Wandin
Box Hill
Ringwood
Woori Yallock
Seville
Dandenong
Port Phillip Bay
Port Phillip
Mornington
Western Port
Lang Lang
Hastings
Portsea
Rosebud
Korumburra
Flinders
Leongatha
Wonthaggi
Inverloch
Existing distribution area
Yarra Ranges Extension
Gippsland Extension

(ii) Gas transmission

As at 31 July 2006, Alinta had a 14.3% interest in the DBNGP[1]. The DBNGP spans approximately 1,600 km from the Pilbara region to the south west of WA. The initial pipeline from Dampier to Kwinana was commissioned in 1984 and the extension to Bunbury was commissioned in 1985. Alinta, as part of a consortium (including DUET (71.4%) and Alcoa (14.3%)), acquired its interest in the pipeline in October 2004. The pipeline is one of the longest and largest natural gas pipelines in Australia and is fundamental in supplying gas to industrial, commercial and residential customers in Perth, and major regional centres along the west coast of Australia from Dampier to Bunbury. Its coverage is depicted on the map below.

Figure 3.5 **DBNGP**


Port Hedland
Dampier
No 1
Yarraloola
Exmouth
No 2
No 3
Carnarvon
No 4
No 5
Indian Ocean
No 6
No 7
Geraldton
No 8
No 9
Kwinana
No 10
Bunbury
Worsley
Dampier to Bunbury Natural Gas Pipeline (DBNGP)
Compressor station

1 Interests of Alinta and Alcoa in DBNGP which will increase to 20% each upon the completion of agreed capital contributions and as a consequence, DUET's interest in DBNGP will reduce to 60%.

Through Alinta's 20% holding in AIH, Alinta also has an indirect interest in each of the Eastern Gas Pipeline (20%), Tasmanian Gas Pipeline (20%), Queensland Gas Pipeline (20%), Goldfields Gas Transmission Pipeline (2.36%) and VicHub Interconnect (20%) (further details of AIH are set out in Section 3.2(c)).

(iii) Power generation

In addition to its cogeneration alliance with Alcoa (see Section 3.2(g)(ii)), Alinta also has an indirect ownership interest in certain power stations via its 20% holding in AIH (further details of AIH are set out in Section 3.2(c) below).

(c) **AIH – 20%**

In October 2005, Alinta established AIH as a listed infrastructure vehicle. AIH owns the following assets:

- Eastern Gas Pipeline;
- Queensland Gas Pipeline;
- Tasmanian Gas Pipeline;
- VicHub Interconnect;
- Goldfields Gas Transmission Pipeline (11.8% interest);
- Port Hedland Power Station;
- Newman Power Station;
- Glenbrook Power Station; and
- Bairnsdale Power Station.

The location and other details of these assets are depicted below.

Figure 3.6 **Key AIH assets**


Port Hedland Power Station
– 175 MW[1] gas-fired power station
– 3 units located at Port Hedland supplying electricity to BHP Iron Ore mine and ports
– 2 units located at BHPB HBI Plant
Newman Power Station
– 105 MW[1] gas-fired power station
– Supplies electricity to BHP Iron Ore mine
– 627 km pipeline from Wallumbilla to Gladstone and Rockhampton
Rockhampton
Gladstone
Brisbane
– 795 km pipeline from Gippsland Basin to Sydney
Sydney
Wollongong
Canberra
Perth
Kalgoorlie
Albany
Melbourne
– 94 MW[1] gas-fired power station
– Gas pipeline interconnect
Launceston
Hobart
– 11.8% owner
– 1,380 km pipeline from Carnarvon Basin to Kalgoorlie
– 734 km pipeline from Gippsland Basin to Tasmania
– 112 MW cogeneration plant
– Supplies electricity and steam to NZ Steel's steel works
Power Stations
Gas Transmission Pipelines
Cities inserted for geographical reference

Note:
1 ISO rating plant capacity

AIH is comprised of AIL, AIT and AIIT. AIH is independent from Alinta and makes its own investment decisions. However, Alinta retains a significant ongoing interest in AIH:

- through an initial strategic holding of 20%, and a commitment under an Alliance Agreement (see below) to maintain a total holding of at least 15% for the duration of the Alliance Agreement;
- as owner of AFML, the responsible entity of AIT and AIIT; and
- as provider of operational, management and corporate support services to AIH.

Alinta and AIH have entered into an Alliance Agreement governing certain aspects of their ongoing relationship. Under this agreement, Alinta provides AIH with access to Alinta's experienced management team and services relating to the identification and assessment of new investment opportunities. These opportunities may be sourced from Alinta's existing and future portfolio of development projects, third party sale processes, or strategic acquisitions. Alinta may also develop assets and provide AIH with the opportunity to acquire those assets once they are sufficiently developed. AIH has a first right of refusal (subject to existing pre-emptive rights) in relation to assets that Alinta proposes to sell, where the assets fall within AIH's investment mandate (which focuses on established energy and essential services infrastructure in developed countries).

AMS, a wholly owned Subsidiary of Alinta, has entered into the CSSA with AIH under which it provides corporate and strategic services to AIH and staff by way of secondment to AIH.

Alinta and AIH have also entered into the AIH OSA whereby Alinta provides all services required to manage the assets of AIH (excluding the Goldfields Gas Transmission Pipeline), including operational (pipeline and power), corporate support, IT and insurance.

Alinta, AIL and the relevant members of the AIH Group have also entered into an EMID under which Alinta has agreed to manage certain litigation and potential stamp duty liability. Alinta will also indemnify the members of the AIH Group in respect of such litigation and liability for as long as the Alliance Agreement remains on foot and to the extent that the liabilities exceed the existing provisions already provided by AIH (the current existing provision is $37.9 million).

(d) **APT – 10.25%**

Alinta has an interest in APT of 28.6 million units (approximately 10.25%), acquired on 16 to 22 August 2006 for up to $5.00 per unit in APT. An overview of APT is set out in Section 3.3(d). The acquisition was funded by a debt facility provided to Alinta on normal commercial terms.

Section 4 reflects the financial position prior to the acquisition of the 10.25% interest in APT, however, the effect of Alinta acquiring (and maintaining) this interest in APT is set out in Section 4.5(f)(iv).

APT has made an application to the Takeovers Panel in relation to the acquisition of the units in APT described above seeking orders, among other things, that these units be vested in ASIC and sold (with the net proceeds of sale remitted to Alinta). The Takeovers Panel has commenced proceedings and issued interim orders that Alinta not dispose of or exercise any rights in relation to the units it currently holds, or acquire any further units, pending the conclusion of proceedings. As at the date of this Booklet, the proceedings are ongoing and the Takeovers Panel had not made a decision. Once a decision is made, Alinta will make an announcement to ASX.

(e) **WLPG Arrangements – 100%**

Alinta has an interest in the economic outcome of an LPG project in conjunction with Wesfarmers LPG. Alinta is the supplier of gas to that project, at a price one component of which is based on project revenues less project expenses. Wesfarmers LPG owns and operates the plant located in Perth's industrial centre of Kwinana. The plant is currently supplied with gas from Alinta Sales' gas supply and transportation portfolio under arrangements that share the gains from the plant's extraction and sale of LPG. Following Completion, the plant will be supplied with gas from the gas supply and transportation portfolio of a new wholly owned Subsidiary of Alinta, Alinta LPG, under similar arrangements. The plant extracts LPG for both domestic consumption and for sale into export markets.

(f) Eastern Australian wholesale gas and electricity business – 100%

In eastern Australia, Alinta EATM, a wholly owned Subsidiary of Alinta, is a participant in the wholesale gas market. Alinta EATM sources natural gas principally from the Gippsland Basin in Victoria to supply to a range of wholesale energy market participants including industrial, power generation and retail energy companies in NSW, the ACT, Victoria and Tasmania. Alinta EATM provides a range of standard and structured products to the wholesale energy market utilising a portfolio of both physical and financial positions. Alinta EATM is a major shipper of natural gas on the VicHub Interconnect, the Eastern Gas Pipeline and the Tasmanian Gas Pipeline (being assets that are owned by AIH).

Alinta also controls the generation of peaking electricity from a 94 MW gas fired power station located at Bairnsdale in eastern Victoria. Alinta trades this plant into the NEM and through derivatives.

(g) WA Retail Business – 67% (reducing over five years if AGL Energy exercises its options)

(i) WA retail – gas and electricity

Alinta currently serves over half a million gas customers in industrial, commercial and residential markets.

The retail gas market in WA was opened to FRC in July 2004. Prior to FRC, Alinta had been the incumbent monopoly retailer. The most logical competitor to Alinta, the state owned electricity retailer Synergy (formerly Western Power), is precluded from competing in the mass gas market. There is currently a moratorium in place that only permits Synergy selling to customers consuming more than 1 TJ of gas per annum. To date, no other companies have applied for a retail gas licence and Alinta has maintained a strong market presence increasing retail gas volumes each year since listing on ASX.

Alinta is also becoming a significant participant in WA's newly competitive electricity market, supplying power generated by its first gas fired cogeneration unit and the Alinta Wind Farm. By early 2007, Alinta expects that it will supply a significant portion of WA's electricity customer demands to a range of major industrial and commercial customers. At present, regulatory restrictions on contestability only allow Alinta to compete for electricity customers that consume more than 50 MWh per annum which represents commercial and industrial customers only.

Further reform of the WA retail gas and electricity markets that would permit full and open competition is under review. A firm timetable is yet to be determined in relation to this review and deregulation.

The retail and industrial markets for electricity and gas in WA are both growing at high rates. The diversity of the growing resources industry and the perceived attractiveness of WA as a place to live ensure that these high growth levels are expected to continue. This promises to provide a range of opportunities for Alinta to meet the growing energy needs of customers through new gas contracts and the continued development of new power generation opportunities.

(ii) Western Australia – cogeneration

Through an alliance with Alcoa, Alinta plans to develop a series of cogeneration plants that could produce up to 1,400 MW of generation capacity. Under the Alcoa alliance, Alinta builds and owns the plants and takes all the electricity produced for sale to third parties while Alcoa takes the steam produced for use in its bauxite refinery process.

The first 140 MW cogeneration plant at the Pinjarra refinery was commissioned in March 2006, and construction of a second plant at Pinjarra is currently underway. The plant developments are underpinned by pre-sales of electricity to contestable customers in the south west of WA and the sale of steam to Alcoa. The first plant commenced generation during the first quarter of 2005. The second plant is scheduled to commence operation during the fourth quarter of 2006 and undergo final performance tests early in the first quarter of 2007.

Alinta has also approved the construction of the third and fourth units, to initially operate as peaking plants, at Alcoa's Wagerup refinery. Relevant agreements are currently being finalised for the construction and operation, commercial arrangements and financing for the project. The Wagerup project involves two stages. The first stage involves the construction and operation of an open cycle peaking plant, which will initially be funded largely by payments for making generating capacity available to the market in accordance with the newly established wholesale electricity market. It is expected that the first stage for the Wagerup project will be completed by the fourth quarter of 2007. Stage 2 involves the installation of heat recovery steam generators to convert the open cycle plant to cogeneration operation as a base load electricity generating plant and to allow the sale of steam to Alcoa. The timing of a commitment to stage 2 at Wagerup will be assessed at a later date.

3.3 AGL Infrastructure Assets

Under the Recommended Proposal, New Alinta Co (through its wholly owned Subsidiary, New Alinta Sub) will acquire all the AGL Shares (other than the Excluded AGL Shares owned by the Alinta Group). As a result of the Recommended Proposal and subject to the undertakings described in Section 7.9, the following AGL assets will be included in the assets of New Alinta:

(a) NSW gas distribution network

The NSW gas distribution network comprises 23,721 km of gas distribution pipes which transport natural gas for a number of energy retailers and large end users throughout Sydney, Newcastle and Wollongong and to over 20 major regional centres in NSW. The NSW gas distribution network is depicted in Figure 3.7. At 30 June 2006, the gas network served over 975,000 end users, with consumption during the financial year of approximately 95.3 PJ.

Figure 3.7 **NSW gas distribution network**



Dubbo
Narromine
Wellington
Parkes
Orange
Forbes
Bathurst
Wallerawang
Millthorpe
Lithgow
Blayney
Oberon
Sydney
Cowra
West Wyalong
Appin
Picton
Bargo
Griffith
Young
Mittagong
Murrami
Boorowa
Bowral
Leeton-Yanco
Exeter
Berrima
Cootamundra
Bundanoon
Narrandera
Ganmain
Yass
Goulburn
Marulan
Coolamon
Junee
AGLGN Trunk Pipeline
AGLGN Distribution Network
APT Pipeline
Eastern Gas Pipeline
ActewAGL Primary Main

Revenue is derived primarily from distribution tariffs charged for the transportation of gas through the network and is subject to the economic regulatory regime established under the Gas Pipelines Access Law (New South Wales) Act 1998 (NSW) (including the Gas Code). Economic regulation of the NSW gas network is currently the responsibility of IPART. The current regulatory period for the network commenced on 1 July 2005 and extends until 30 June 2010. It is expected that from 1 January 2007, the AER will assume responsibility for distribution pricing.

(b) Victorian electricity distribution network

The Victorian electricity distribution network currently owned by AGL is one of five electricity distribution networks in Victoria, and distributes electricity on behalf of a number of licensed electricity retailers (including AGL's own electricity retailing business) and large commercial and industrial consumers. As duplication of electricity networks is generally uneconomic, distributors' service areas do not commonly overlap. The AGL Victorian electricity distribution network covers 950 square kilometres in the central west to north west area of greater Melbourne, including Tullamarine airport. The network includes approximately 10,418 km of high and low voltage lines, cables and services. Figure 3.8 shows the Victorian electricity distribution network.

Figure 3.8 Victorian electricity distribution network


Tullamarine Fwy/Bulla Rd
Fenton Hill
Hume Highway
Craigieburn
Sunbury
Calder Hwy
Diggers Rest
Western Ring Road
Broadmeadows
Sydenham
Preston
Heidelberg
Coburg
Essendon
Footscray
Williamstown


Melbourne
Powercor
CitiPower
Tru Energy
United Energy

The Victorian electricity distribution networks primarily derive revenues from regulated tariffs for the use of and connection to the distribution network. Economic regulation of distribution networks is currently undertaken by the ESC, and it is expected that the AER will assume responsibility for distribution pricing from 1 January 2007. The current regulatory period for the Victorian electricity distribution networks commenced on 1 January 2006 and extends to 31 December 2010.

(c) Agility

Agility is an energy and utility infrastructure management and services company, formed as a wholly owned Subsidiary of AGL in 2000 as the infrastructure services arm of AGL, with a view to expanding its expertise to the external market. Agility has since been successful in growing its external client base and has achieved an average annual growth in EBIT over the last three financial years of more than 10%.

Agility offers a wide range of commercial and engineering services to owners of electricity and gas transmission and distribution assets and of water and wastewater infrastructure assets. At present, Agility manages and/or services nearly 10,000 km of gas transmission pipelines, 28,043 km of gas distribution networks and 10,418 km of electricity distribution networks.

Pursuant to a court enforceable undertaking given to the ACCC under section 87B of the Trade Practices Act (see Section 7.9), Alinta may be required to divest the Agility-APT (MSP and Parmelia) Contracts following completion of the Recommended Proposal.

(d) 30% interest in APT

APT is an ASX listed entity that owns or has an interest in more than 8,000 km of high pressure gas transmission pipelines across most Australian states and territories as set out in Figure 3.9. The majority of these pipelines are operated by Agility on behalf of APT. AGL is currently the largest single unit holder in APT with a 30% interest.

APT also owns the Mondarra natural gas storage facility in WA and the CSM processing facility at Kogan, west of Brisbane.


APT Pipelines and Energy Assets
(as at 30 June 2006)
Amadeus Basin to
Darwin Pipeline (96%)
Carpentaria
Gas Pipeline
Goldfields Gas
Pipeline (88.2%)
Roma to
Brisbane Pipeline
Midwest
Pipeline (50%)
Kogan North
Gas Plant
Mondarra
Gas Storage
Kalgoorlie to
Kambalda Pipeline
Moomba to Sydney
Pipeline System
Parmelia
Pipeline
Central West
Pipeline
Murraylink
Underground
Cable
Wagga to Culcairn
Interconnect Pipeline

In March 2006, APT acquired the Murraylink electricity transmission assets. This represented APT's first significant acquisition of a non-gas transmission asset. In May 2006, APT announced a Heads of Agreement with the Northern Territory Government and Power and Water Corporation for the development by APT of an estimated $130 million new gas pipeline in the Northern Territory. The agreement commits the parties to negotiate a 25 year Gas Transportation Agreement to commence in 2009.

On 15 August 2006, Colonial First State Global Asset Management announced an offer to acquire all of the stapled securities in GasNet for $2.88 cash per stapled security. Prior to the date of this Booklet the board of GasNet had unanimously recommended that this offer be accepted by GasNet stapled securityholders in the absence of a superior proposal.

On 22 August 2006 APT announced its intention to make an offer to acquire all the stapled securities in GasNet for $3.10 per stapled security. As at the date of this Booklet GasNet has not made an announcement in relation to APT's offer.

The GasNet Group owns and maintains 1,930 km of high pressure gas transmission networks, connecting approximately 1.4 million residential and 43,000 industrial and commercial customers in Victoria. In addition, the GasNet Group owns and operates the 440 km Telfer pipeline in WA.

Pursuant to a court enforceable undertaking given to the ACCC under section 87B of the Trade Practices Act (see Section 7.9), Alinta is required to divest all of the units it holds in APT and all of the shares it holds in APL following completion of the Recommended Proposal.

(e) 50% interest in ActewAGL distribution partnership

ActewAGL was formed in October 2000 when AGL and ACTEW Corporation, an ACT Government owned enterprise, entered into Australia's first utility joint venture. It is a multi-utility comprising two partnerships, a retail partnership and a distribution partnership. Under the Recommended Proposal, New Alinta will acquire all the AGL Shares (other than the Excluded AGL Shares owned by the Alinta Group) and as a consequence, New Alinta will hold a 50% interest in the distribution partnership.

The ActewAGL distribution partnership owns and operates the electricity and gas networks in the ACT, Queanbeyan, Nowra and the former Yarralumla Shire in NSW. It also manages, maintains and operates ACTEW Corporation's water and sewerage assets under a long term contract and provides management services to TransACT (a communications provider in the ACT).

The gas network is approximately 4,322 km and as at 30 June 2006 the network had approximately 103,834 end users. The electricity network comprises approximately 4,691 km of power lines and as at 30 June 2006 had 154,507 end users. ActewAGL's networks (excluding Nowra) are regulated by the ICRC. The current regulatory period for the gas network commenced on 1 January 2005 and extends to 30 June 2010, and the regulatory period for the electricity network commenced on 1 July 2004 and extends to 30 June 2009. It is expected that the AER will assume responsibility for distribution pricing from 1 January 2007.

(f) **Gas Valpo – Chile**

AGL currently owns 100% of Gas Valpo, the largest regional gas distributor in Chile. Gas Valpo now distributes and markets natural gas to almost 41,000 customers in the Region V cities of Valparaiso and Vina del Mar, located in the coastal region west of Santiago. These customers are supplied through a total of 505 km of gas mains owned and operated by Gas Valpo.

(g) **Cawse Cogeneration Plant**

AGL currently owns a gas fired cogeneration plant at Cawse, 55 km north west of Kalgoorlie in WA. The plant supplies electricity, steam and desalinated water to the Cawse nickel project, owned by OMG Cawse Pty Ltd. Electrical capacity of the plant is 16 MW.

(h) **Wattle Point Wind Farm**

The Wattle Point Wind Farm is currently Australia's largest wind farm and is located at Wattle Point, near Edithburgh on South Australia's Yorke Peninsula.

The Wattle Point Wind Farm, developed by Southern Hydro and officially opened in June 2005, was purchased as part of AGL's acquisition of Southern Hydro, in November 2005. The wind farm has 55 turbines with an aggregate generating capacity of 91 MW. The Wattle Point Wind Farm is accredited under the MRET.

The Wattle Point Wind Farm will be subject to the arrangements described in Section 7.3.

3.4 Strategy and outlook

(a) **Alinta corporate strategy**

Alinta has successfully executed a corporate strategy that has delivered year-on-year growth in shareholder returns of over 35% since listing on ASX. The three key elements of the strategy are to:

- continually optimise its business with a focus on its core competencies, which are:
  - achieving sound operational efficiency over a sustained period;
  - maintaining effective cost management; and
  - integrating acquired businesses which are complementary to Alinta's existing businesses and skills;
- seek new growth opportunities as outlined in paragraph 3.4(b) below; and
- deliver consistent year-on-year earnings growth, by minimising volatility of earnings, improving diversity of income streams and seeking to increase shareholder returns.

(b) **Growth opportunities**

A key element of Alinta's strategy is the pursuit of new growth opportunities. Alinta applies strict discipline in the types of investments it targets and has shown in recent years that it will not undertake acquisitions if they cannot deliver sufficient value to Alinta Shareholders.

Historically, Alinta's acquisition strategy has focussed on Australian energy infrastructure assets. Alinta has had an excellent track record of integrating such assets into its business and achieving ongoing synergies. Alinta will continue to consider and evaluate such opportunities.

The operational and management expertise Alinta has developed from recent acquisitions can also be transferred to other forms of infrastructure assets (such as water). Alinta is actively considering international opportunities in areas where stable legal systems apply (in particular, the United Kingdom, although North America and Western Europe are also possibilities). Figure 3.10 sets out the range of services, market segments and geographical areas which Alinta intends to explore.

Figure 3.10



Railways
Telecommunications Assets
Energy Intensive Industry
Water Assets
Power Generation
Transmission
Electricity Dist.
Gas Dist.
Telecommunications Content
Insurance
Home Security
Financial Services
Gas Water Heaters
Electricity
Gas
Trading/ risk management
IT/Financial/HR Services
Call Centre Services
Capacity Aggregation
Engineering
Asset Mgmt.
Retailing - West
Wholesaling
Trading/Risk Mgmt
Retailing - East
Speculative Energy Trading
Exploration
Production
Gas Storage
Generation
Transmission
Distribution
Australia
New Zealand
English speaking
Southeast Asia
Europe
Industrial market
Commercial market
Mass market
Asset management
Regulatory expertise
Financial capability
M&A/Integration
Energy sales
Market knowledge
Bias for action
- Horizon 1
- Horizon 2
- Horizon 3
- Not under consideration

Alinta is continually assessing new acquisition prospects and, at any one time, Alinta will typically have several transactions at varying stages of consideration which may or may not come to fruition. It is currently participating, or considering participating, in several competitive bid processes for assets in Australia and overseas. Further acquisitions will be funded by the assumption of additional debt and, for substantial transactions, an issue of additional securities. Any issue of securities is likely to be made by way of placement, pro rata rights issue to existing shareholders, or a combination of the two.

(c) Recommended Proposal

Alinta believes that the Recommended Proposal will meet its strategic objectives. The AGL Infrastructure Assets are very similar in nature to those currently within the Alinta portfolio, while provision of asset management services to these assets is well within Alinta's proven expertise. Following the implementation of the Recommended Proposal, New Alinta will become the largest energy infrastructure utility and asset manager listed on the ASX, operating in almost every state and territory in Australia.

The expanded group of assets is expected to deliver a number of benefits to New Alinta Shareholders, including:

- operational efficiencies and synergistic advantages;
- increased earnings stability from New Alinta's core assets as a result of greater geographic and asset diversification. This is expected to improve the risk management profile of the enlarged New Alinta;
- enhanced credit profile as increased economies of scale in a wide variety of industries reduces exposure to any specific market;
- more sustainable and stable cash flows as a result of the increased diversity of revenue streams;
- relative to that of its competitors a superior platform, to raise capital and allow New Alinta to pursue further opportunities as a result of the enlarged scale and shareholder base;
- enhanced liquidity and financial flexibility to enable growth through development and acquisition;
- a larger and more skilled mobile workforce;
- a competitive advantage in meeting the market on price and timing, especially in periods of high demand; and
- greater capacity to manage risk whilst meeting customer requirements.

(d) Alinta's management experience

The performance of the AGL Infrastructure Assets will benefit from Alinta's proven operational and management capacity and Alinta's ability to achieve ongoing synergies in the new and existing businesses. Alinta will leverage its existing flexible, scaleable and efficient systems across the merged infrastructure business. This is an exercise that Alinta has completed successfully a number of times, including following the acquisition and subsequent management of the following assets:

- UED and Multinet Gas;
- Duke Energy's Australian and New Zealand assets; and
- the DBNGP.

Alinta's approach to integrating acquired businesses relies on in-house expertise which ranges from identifying opportunities, managing due diligence, managing the transition of ownership and managing the subsequent integration of people, systems, processes and cultures.

Alinta has developed robust internal models and management expertise to ensure that the businesses acquired are understood, appropriate talent and expertise are retained, processes are streamlined and the acquired workforce is successfully integrated into the Alinta culture. Alinta balances early realisation of synergies with business continuity, a focus on safety and retention of intellectual capital.

In managing integrations, Alinta has demonstrated an ability to successfully manage relationships with its external and internal stakeholders, while delivering outstanding returns to Alinta Shareholders.

(e) Infrastructure

Following implementation of the Recommended Proposal, New Alinta will hold assets combined from two quality and complementary asset portfolios, comprising gas and electricity distribution, gas transmission and electricity generation assets located across Australia, New Zealand and Chile. Alinta expects that the combined business will result in organic growth opportunities to further increase capacity in gas pipeline networks which New Alinta will own or have an interest in. The diagram below highlights the complementary nature of Alinta's assets and the AGL Infrastructure Assets.


Alinta
AGL
Infrastructure Assets
Gas Transmission Pipelines
☐Dampier to Bunbury Natural Gas Pipeline (14.3%)1
Gas Distribution Networks
☐AlintaGas Network (WA) (74%)
– Gas distribution
– 540,000 sites
☐Multinet (Vic) (20%)
– Gas Distribution
– 650,000 sites
Electricity Distribution Networks
☐United Energy (Vic) (34%)
– Electricity Distribution
– 600,000 sites
Other Investments
☐Alinta Infrastructure Holdings (20%)
☐Australian Pipeline Trust (10.25%)4
☐Pinjarra Cogeneration (WA) 1x140 MW3 and additional developments similar to the generation alliance in WA (67%)2
Key:
Gas Pipelines
Wind generation
Electricity distribution
Gas distribution
Cogeneration
Gas Transmission Pipelines
☐ Australian Pipeline Trust (30%)
Gas Distribution Networks
☐Gas Distribution Network (NSW)
– 975,000 sites
– 100% ownership
☐ActewAGL Gas Network
– ACT/NSW
– 103,834 users
– 50% ownership
Electricity Distribution Networks
☐Electricity Distribution Network (Vic)
– 293,263 sites
– 100% ownership
☐ActewAGL Electricity Network
– ACT/NSW
– 154,507 users
– 50% ownership
Other Assets
☐Wattle Point 91 MW Wind Farm (SA)
☐Cawse 16 MW Cogeneration (WA)
☐Gas Valpo (Chile)

Notes:

1. As at 31 July 2006, Alinta held a 14.3% interest in the DBNGP which will increase to a 20% interest on completion of agreed capital contributions.
2. Pinjarra cogeneration and the development rights similar to the Alcoa generation alliance in WA are owned by AlintaAGL. New Alinta will initially hold a 67% interest in AlintaAGL. AGL Energy has an option to increase its interest in AlintaAGL to 100% over 5 years.
3. An additional 491 MW is currently under construction or development.
4. The 10.25% of units in APT held by Alinta is the subject of Takeovers Panel proceedings as at the date of this Booklet as described in Section 3.2(d).

(f) Asset management

The combination of AAM and Agility will create one of the largest energy infrastructure asset management companies in Australia, managing approximately $14 billion of assets that span Australia. Key features of New Alinta's asset management capabilities are identified below.

Figure 3.12 **Asset management capabilities**


Alinta
AGL

Alinta Asset Management

- 100% ownership
- Services network of 1,700,000 customers
- Operates power stations and network and pipeline assets
  - AlintaGas Networks
  - Multinet Gas Distribution
  - United Energy Electricity
- Operates AIH gas pipelines and networks
  - Queensland Gas Pipeline
  - Eastern Gas Pipeline
  - Tasmanian Gas Pipeline
  - VicHub
- DBNGP
- Operates AIH power assets
  - Port Hedland, WA (175 MW)
  - Newman, WA (105 MW)
  - Glenbrook, NZ (112 MW)
  - Bairnsdale, Vic (94 MW)
- Operates Bell Bay, Tas (240 MW)



Services:
47,400 km of gas pipelines
22,300 km electricity networks
13,500 km gas transmission


100% ownership
Services network of 1,350,000
Carpentaria Pipeline
Amadeus Basin–Darwin Pipeline
Goldfields Gas Pipeline
Parmelia Pipeline
Midwest Pipeline
Other clients include
Aurora Energy, Energex, Ergon
Energy, Mariner Financial, Powerco,

The combination of businesses will increase the scale and scope of assets under management which will increase AAM's competitiveness as an asset manager and provide the potential to attract an increased number of third party contracts.

In addition, the combination of businesses will result in enhanced growth opportunities, in particular, for managing large scale infrastructure construction and maintenance projects utilising the increased resource pool across markets with high levels of demand (including WA and Queensland). Locations of the combined asset management offices of AAM and Agility are shown below.

Figure 3.13 **Complementary asset management offices**


AAM
• Perth – Adelaide Terrace
• Dampier
• Mt Newman
• Kalgoorlie
Agility
• Perth – William Street
• Karratha
• Mt Newman
• Kalgoorlie
AAM
• Brisbane
Agility
• Brisbane
AAM
• Sydney
Agility
• Sydney
AAM
• Mt Waverley
• Sunshine
Agility
• 333 Collins Street
• Broadmeadows
AAM
• Launceston
Agility
• Launceston
• Devonport

(g) **WA Retail Business**

As part of the Recommended Proposal, AGL Energy will initially acquire a 33% interest in AlintaAGL which will hold the WA Retail Business. AGL Energy will have two options to acquire the remaining 67% interest over a five year period (either all at the end of the five years or the first 17% after three years and the remaining 50% at the end of the five year period). If AGL Energy does not exercise the option at the end of five years at the price set by New Alinta, New Alinta must acquire AGL Energy's interest in AlintaAGL for the same price.

During the period of joint ownership of the WA Retail Business, New Alinta Co and AGL Energy will operate the business according to a Shareholders Agreement. Alinta believes that the structure of the sale of the WA Retail Business ensures that Alinta Shareholders can still participate in the strong forecast growth potential of the business.

3.5 Integration and synergies

Following the successful completion of the Recommended Proposal, New Alinta intends to procure an immediate general review of its structure and operations (including contracts with third party service providers). Proposals to improve performance identified during the review would, subject to board approval, be implemented.

Alinta believes that cost savings and synergies of at least $55 million per annum (excluding CPI impacts) will be realised by New Alinta upon completion of the integration process, expected to be in the third year after Completion.

These cost savings and synergies will be primarily driven by the factors outlined below.

(a) **Asset management**

It is expected that the adoption of the AAM management methodology and model across the combined AAM and Agility businesses will give rise to significant opportunities to rationalise operational resources and infrastructure. Specific commercial saving opportunities are expected to arise from utilisation of AAM's alliance strategy for the delivery of operational services, the rationalisation and consolidation of property and through improved procurement of goods and services.

(b) Corporate

As a result of the Recommended Proposal, Alinta believes that there is opportunity for New Alinta to extract synergies, remove duplication and improve the combined business. In particular, Alinta believes that this can be achieved by:

- an intensive review of corporate resourcing, IT platforms, administration costs, property costs and management practices;
- reduction in the mid tiers of corporate management support in the various regional centres; and
- reduction in the strategic planning and corporate support functions.

Alinta believes that significant opportunity exists to extract synergies from the combined infrastructure businesses to ensure that it extracts maximum value for shareholders.

3.6 Board and management team

(a) New Alinta Board

The New Alinta Board will consist of a minimum of seven directors of whom at least three at the Transaction Implementation Date must be acceptable to both Alinta and AGL. It is currently intended that the New Alinta Board would include the seven existing directors of Alinta.

Details of proposed New Alinta Board members and their experience are set out below:

(i) Chairman and non-executive director:

J H (John) Poynton
AM, CitWA, BComm, SFFin, FAICD, FAIM
John Poynton, 54, is a co-founder and executive Chairman of Azure Capital. John is a non-executive director of Burswood Limited (appointed September 2004) and Multiplex Ltd (appointed October 2003), and Deputy Chairman of Austal Ltd (appointed August 1998).

John is a member of the Payments System Board of the Reserve Bank of Australia, Chairman of the West Australian Museum Foundation and a member of the board of the Business School at the University of WA, where he also serves as Adjunct Professor of Financial Services. John joined the Alinta Board in October 2000 and is Chairman of the Alinta Board's Remuneration and Nomination Committee.

(ii) Non-executive directors

J H (John) Akehurst
MA EngSc (Oxon), FIMechE, FAICD

John Akehurst, 58, is a non-executive director of CSL Limited (appointed April 2004) and Coogee Resources Limited (appointed March 2006). He is a consultant to RSA Consulting Pty Ltd and a senior adviser to McKinsey and Company.

John has 30 years operational and management experience in the oil and gas industry. He is a former Chief Operating Officer and Chief Executive Officer of Woodside Petroleum Limited (**Woodside**) and a former non-executive director of Oil Search.

John is a director of the University of WA Graduate School of Management (appointed April 1995) and of Youth Focus (appointed September 1997).

John joined the Alinta Board as a non-executive director on 24 July 2006 and is a member of the Alinta Board's Remuneration and Nomination Committee.

F E (Fiona) Harris
B Comm, FCA, FAICD

Fiona Harris, 45, is a professional non-executive director. Previously, she spent 14 years with a major chartered accounting firm in Perth, San Francisco and Sydney. She was an Audit & Assurance partner in the NSW practice of that firm when she retired in 1994. She is a director of AIL (appointed 12 August 2005), AFML (appointed 26 August 2005), Heytesbury Pty Ltd (appointed 20 June 2005) and West Australian Symphony Orchestra Holdings Pty Ltd (appointed 30 October 2003). Fiona is also President of the State Council of the Australian Institute of Company Directors and a member of its national board (appointed 16 November 2005). She has been an Alinta Director since its incorporation in January 2000.



Fiona was also previously a director of NM Rothschild & Sons (Australia) Ltd (appointed 3 September 2004 – resigned 7 July 2006), Portman Limited (appointed 19 December 2003 – resigned 12 April 2005), Burswood Limited (appointed 1 August 2003 – resigned 3 September 2004), Evans and Tate Limited (appointed 19 September 1999 – resigned 15 August 2003) and HBF Health Funds Inc (appointed 19 December 1995 – resigned 25 October 2005). Fiona is Chairman of the Alinta Board's Audit and Risk Management Committee.

T C (Tim) Healey
BEc, BLitt (Hons), PhD, FAICD

Tim Healey, 62, was previously a director of United Energy Limited (appointed 23 October 1996 – resigned 23 July 2003) and Uecomm Limited (appointed 5 August 2003 – resigned 16 July 2004). Tim has a background in finance, economic policy and development banking. He has been a director of a number of companies and government corporations and was appointed to the Alinta Board in February 2002.

Tim is a member of the Alinta Board's Audit and Risk Management Committee.

T R (Tina) McMeckan
BSc, MBA, FAICD

Tina McMeckan, 56, has substantial energy market and utilities infrastructure experience, having served on the boards of a number of energy corporations including United Energy Limited (appointed 11 December 2002 – resigned 23 July 2003), Snowy Hydro Trading, the Westar and Kinetik Energy Group, Solaris Power and with the Victorian Government on energy reform. Tina is Chairman of the Zoological Parks and Gardens Board in Victoria and the Centre for Eye Research Australia Limited (appointed 24 September 2003). She is also a director of Nanotechnology Victoria Limited (appointed 4 February 2004), the Vision Co-operative Research Centre (appointed 9 August 2004), the AusIndustry Research and Development Board Funds Management Committee (appointed 9 May 2005) and Deacons law firm (appointed 1 January 2005). Tina joined the Alinta Board in October 2003.

Tina is a member of the Alinta Board's Remuneration and Nomination Committee.

M J (Michael) Wilkins
BCom, MBA, DLI, FCA

Michael Wilkins, 49, is Managing Director of Promina Group Limited (**Promina Group**). He has over 25 years' experience in the insurance and financial services sector having been a director of Tyndall Australia Limited from January 1990 (Managing Director from April 1994) until the acquisition of that company by Promina Group in July 1999. He was appointed Managing Director of Promina Group on 1 August 1999. Michael is currently a director and immediate past President of the Insurance Council of Australia and is also a past director of IFSA.

Michael joined the Alinta Board in July 2005 and is a member of the Alinta Board's Audit and Risk Management Committee.

(iii) Chief Executive Officer:

R B (Bob) Browning
BSc, MBA, MSc

Bob Browning, 51, commenced as Chief Executive Officer of Alinta in March 2001. Bob is a member of the board of the West Australian Chamber of Commerce and Industry (appointed 21 February 2002) and is a director of AIL (appointed 10 March 2004), AFML (appointed 21 July 2005), the Business School at the University of WA (appointed 27 March 2006) and Austal Limited (appointed 2 September 2003). Bob was also previously a director of Uecomm Limited (appointed 8 April 2004 – resigned 16 July 2004). For further details of Bob's management experience, see Section 3.6(b)(i).

(b) New Alinta Co management team

The proposed New Alinta Co management team is comprised of experienced executives with extensive energy experience across all aspects of the Australian energy industry. This experience has served Alinta Shareholders well, as Alinta had performed successfully in WA for a long period before expanding its operations into the east coast within the last five years.

The Alinta management team is comprised of the following executives:

(i) R B (Bob) Browning - Chief Executive Officer (service 1 March 2001 to present)

Bob Browning has been the Chief Executive Officer of Alinta since March 2001. Since that time, Alinta has delivered growth in annual total shareholder return in each reporting period. Under his management, Alinta has evolved into a leading operator and part owner of over $8 billion in energy infrastructure.

Bob has over 13 years experience in the energy industry. Prior to joining Alinta, Bob worked for Aquila Inc (formerly UtiliCorp United Inc. (**Aquila**)), a global energy and services company. Bob was with Aquila for eight years in such roles as Director of Organisation Development, Director of Business Process Re-engineering, Director of Strategic Planning, and Vice President of Human Resources in which he was responsible for activities associated with approximately 7,000 employees globally.

Prior to joining Aquila, he held a variety of sales, marketing, distribution and human resources related management roles with Coca-Cola Enterprises over the course of his 16 years with that company.

Bob holds a Bachelor of Science from San Diego State University, a Master of Business Administration from the University of Phoenix and a Masters of Science in Business Management from the Massachusetts Institute of Technology, Sloan School of Management.

(ii) C C (Chris) Indermaur - General Manager Strategy and Development (service 29 October 2001 to present)

Chris Indermaur joined Alinta in October 2001, as General Manager Business Development and in 2003 was appointed General Manager Strategy and Development. Chris has over 25 years of engineering, business and financial management experience.

Prior to joining Alinta, Chris worked for a number of Australia's leading manufacturing companies where he held leading engineering or commercial roles. These included Queensland Alumina, where he was Company Secretary, and Queensland Nickel.

Chris holds a Bachelor of Engineering (Mechanical) and a Graduate Diploma of Engineering (Chemical) from the Western Australian Institute of Technology (now Curtin University) and is a Fellow of the Institute of Engineers. Chris also holds a Bachelor of Laws and a Masters of Laws from the Queensland University of Technology and a Graduate Diploma in Legal Practice from the Australian National University.

(iii) S T (Stephen) Pearce - Chief Financial Officer (service 3 October 2005 to present)

Stephen Pearce was appointed Chief Financial Officer of Alinta in October 2005. He was previously Group Financial Controller at Woodside Energy Ltd and has held senior financial positions with listed Australian resource companies (both within Australia and Europe) over the past 15 years.

Stephen holds a Bachelor of Business (Accounting) from the Royal Melbourne Institute of Technology and a Graduate Diploma in Company Secretarial Practice. He is a Chartered Accountant and Chartered Secretary.

(iv) M J (Murray) King - Company Secretary and General Counsel (service 24 March 1999 to present)

Murray King joined the Gas Corporation, Alinta's predecessor, as Company Secretary and General Counsel in March 1999. Prior to joining Alinta, Murray was Company Secretary of Westralian Sands Limited (now called Iluka Resources Limited) for three years. Prior to that, Murray worked with a series of publicly listed health care companies as General Counsel and Company Secretary.

Murray has extensive experience in corporate restructuring, acquisitions and mergers, as well as corporate governance and practice. Murray holds a Bachelor of Laws from the University of WA.

(v) C A (Cathryn) Bibby - Chief Information Officer (service 30 June 2003 to present)

Cathy Bibby joined Alinta as the Chief Information Officer in 2003. She was previously Chief Information Officer at National Foods Limited, a national Australian dairy company, where she was responsible for strategy, delivery and support of all aspects of information technology to the business. Before that, Cathy worked for Mars Incorporated for 15 years in a variety of information technology roles across the Asia Pacific and Europe, including Asia Pacific IT Services Director, Asia Pacific Applications Manager, Program Manager Petfoods (Europe), as well as in other project and analytical roles. She has also worked in marketing and sales, launching new products to market.

Cathy holds a Bachelor of Business with a major in accounting and law from Ballarat University.

(vi) I S (Ian) Devenish - General Manager Energy Investments (service 19 January 1976 to present)

Ian Devenish was appointed General Manager Asset Owner Interface in 2003. Ian was previously General Manager Networks at Alinta. He has 30 years experience in the energy industry. His previous responsibilities cover a wide range of activities including regulatory affairs, management accounting, information systems, and the management of FRC for Alinta in WA.

Ian holds a Bachelor of Business from Edith Cowan University and is an Associate Member of CPA Australia.

(vii) L V (Linda) Dawson - General Manager Human Resources (service 2 February 2004 to present)

Linda Dawson joined Alinta as General Manager Human Resources in February 2004.

Prior to joining Alinta, Linda was Manager Human Resources with Wesfarmers Energy Ltd. She previously gained extensive experience in all facets of human resource management, including organisational design, strategic and cultural alignment, corporate integrations and employee relations with leading resource companies, Mobil and Hamersley Iron.

Linda holds a Masters of Physical Education (Management and Administration) and a Bachelor of Physical Education (Physiology and Psychology) from the University of WA. Linda is also involved in executive advisory councils with the Australian Institute of Management WA and the Australian Mines and Metals Association.

(viii) D J (Donald) MacKenzie – General Manager Energy Markets (service 6 December 1994 to present)

Donald MacKenzie was appointed General Manager Energy Markets in September 2005. Prior to this, he held the role of General Manager Sales and Marketing at Alinta. Donald has over a decade of experience in the gas industry in both sales and supply roles.

Before joining Alinta, Donald worked in the United Kingdom where he was responsible for streamlining operational activity in a number of vertically-integrated manufacturing organisations. Donald has a Bachelor of Science (Chemistry) from the University of St Andrews, a Master of Science (Manufacturing Systems) from Cranfield University and a Master of Business Administration from the University of WA.

Donald is a director of REMCO (The Retail Energy Market Company) (appointed January 2003) and Energy Industry Ombudsman (WA) Limited (appointed July 2004).

(ix) P W (Peter) Magarry - Chief Operating Officer, AAM (service 1 September 2003 to present)

Peter Magarry was appointed Chief Operating Officer, AAM in January 2006. Peter was previously General Manager, AAM - a role he held since joining Alinta in September 2003. Prior to joining Alinta, Peter was General Manager of TXU Networks.

Peter holds an Australian Institute of Company Directors' Diploma, as well as an Associate Diploma in Electrical Engineering (Power) from Queensland Institute of Technology. He is also a director of the EPIC Industry Training Board in Victoria (appointed in early 2006).

(x) J E (Jim) Hennessy - General Manager, Alinta Energy (service 15 September 1980 to present)

Jim was appointed General Manager, Alinta Energy in May 2004. Prior to this appointment, Jim held a number of senior roles at Alinta, including General Manager Energy Supply and General Manager Regulatory Affairs and Supply. Prior to 1995, Jim's roles with Alinta's predecessor organisation included power system planning, power procurement and power station operations and maintenance.

Jim has a Bachelor of Engineering (Electrical) and Master of Business Administration, both from the University of WA.

(c) **Management capability**

(i) Management of large transactions

Alinta's management team has demonstrated a consistent ability to successfully manage large transactions while delivering organic growth and ongoing optimisation of existing areas of business. This has included:

- the 2003 Aquila transaction: Alinta acquired a strategic stake in and operational rights for UED and Multinet Gas, electricity and gas distribution businesses in Victoria. This complex transaction transformed Alinta from a WA based gas distribution/retail and LPG business to an expanded group that included asset management of electricity and gas distribution networks in Victoria. This acquisition more than doubled the assets under Alinta's management. Alinta has since demonstrated an ability to substantially reduce costs in those businesses, while improving operational performance and reliability of customer supply;
- the 2004 acquisition of Duke Energy's power stations in Australia and New Zealand, as well as three Australian east coast gas transmission pipelines, an associated interconnect hub and an Australian east coast wholesale gas business for $1.69 billion. This transaction further diversified Alinta's business. Again, Alinta demonstrated the ability to successfully integrate those businesses, crystallising $30 million of annual cost savings within the first year of integration, while maintaining reliable, safe and environmentally responsible operational performance. This included realising synergies in the operational business as well as the enterprise support functions;
- the 2004 acquisition (as part of a consortium) of DBNGP for $1.86 billion: Alinta assumed the operation and maintenance of the DBNGP on behalf of the consortium members and is also responsible for management of the major expansion of the DBNGP. Alinta was able to successfully manage the separation of the DBNGP and associated staff from Epic Energy (WA) Transmission Pty Ltd (now known as DBNGP (WA)) and their subsequent integration into Alinta. Again, Alinta was able to obtain merger synergies through combining like functions, such as the east and west coast gas transmission control rooms; and
- the AIH IPO: This demonstrated Alinta's ability to separate management of infrastructure businesses from ownership, without creating unnecessary duplication of corporate and operational roles and their related costs. The additional value the market attributed to the former Duke Energy assets in the AIH IPO recognised the benefits Alinta was able to generate by finding synergies and reducing costs. The AIH IPO also demonstrated Alinta's ability to be first to market ahead of other similar floats for SP AusNet and Spark Infrastructure.

Alinta has developed the core skills necessary to successfully manage these major transactions.

(ii) Management of contractual arrangements

Alinta has also developed and managed complex contractual arrangements with various partners for the provision of a wide range of services across diverse assets. Alinta's management expertise in this area has been demonstrated by:

- Alinta's performance to date;
- Alinta's relationships with its partners;
- reports on asset performance; and
- liaisons with management companies, asset owners and interfaces required to support these arrangements.

(iii) Organic growth

While growing by acquisitions, Alinta has also demonstrated organic growth through:

- closing deals to build two 140 MW cogeneration units at Alcoa's Pinjarra refinery – unit 1 was commissioned in 2006, while unit 2 construction is on schedule to commence operation during the fourth quarter of 2006, with final performance tests due early in the first quarter of 2007. Each unit is expected to contribute an EBITDA of approximately $20 million per annum;
- proceeding with the $250 million stage 1 construction of a cogeneration facility at Alcoa's Wagerup refinery which comprises two 162 MW open cycle gas turbines (with 175.5 MW peak capability) – the project is underpinned by capacity credits granted by the Independent Market Operator for the supply of 351 MW of additional power capacity to the South West Interconnected System. When on line in the fourth quarter of 2007, stage 1 is expected to generate an EBITDA in the first 12 months of around $33 million;



- consistently growing earnings from the WA retail gas market despite the introduction of FRC in July 2004;
- successfully entering the WA contestable electricity market by selling the full capacity of the first two Pinjarra cogeneration units, as well as the Alinta Wind Farm to contestable customers (businesses consuming more than a 5.7 kW average load per year);
- successfully managing the $430 million stage 4 expansion of the DBNGP on schedule and to budget, notwithstanding the tight construction market in WA;
- commencing FEED for the proposed stage 5 expansion of the DBNGP, which, at the date of the Alinta Scheme Booklet, will see an increase in capacity to the pipe of approximately 100 TJ per day;
- achieving 16% growth in the throughput on the former Duke Energy east coast gas transmission pipelines during the period in which Alinta owned the assets (between 23 April 2004 and 4 October 2005 when they were divested to AIH); and
- being awarded projects to deliver gas to two regional Victorian areas (South Gippsland, comprising five towns, and the Yarra Ranges, comprising nine towns), under the Victorian Government's Natural Gas Extension Program.

(d) **Organisation-wide capability**

The Alinta management team also has a strong focus on building organisation wide capability in optimising the assets under management and the skills needed to deliver growth and value to Alinta Shareholders. Alinta does this through a number of avenues:

- developing leadership capability within the organisation through customised leadership and management programs;
- building employee alignment to corporate strategy and values through an organisation-wide program known as 1 Alinta;
- building a strong performance and customer oriented employee base through investment in appropriate training and development opportunities;
- implementing a business improvement philosophy within the organisation and developing employee skills in this area; and
- executing initiatives and change management programs adopting a team based project approach that is balanced with both operational and enterprise support function involvement.

These initiatives are designed to ensure a sufficient and competent talent pool to enable Alinta to take advantage of growth opportunities without jeopardising existing operations.

3.7 Corporate governance

Set out below is the approach that New Alinta Co will take in relation to corporate governance following the successful completion of the Recommended Proposal.

The corporate governance policies of New Alinta will be substantially similar to Alinta's corporate governance policies which are published on its website at www.alinta.net.au under the "Corporate Governance" tab.

(a) **Composition of New Alinta Board**

The proposed composition of the New Alinta Board on Completion is set out in Section 3.6(a).

(b) **Role of New Alinta Board**

The New Alinta Board is the governing body of New Alinta. The New Alinta Board and New Alinta act within the framework of the New Alinta Constitution, the Corporations Act and the ASX Listing Rules, together with any other policies and delegations as determined by the New Alinta Board from time to time.

The New Alinta Board has the authority and the responsibility to perform the functions, determine the policies and control the affairs of New Alinta.

The New Alinta Board must ensure that Alinta acts in accordance with prudent commercial principles, and strives to satisfy shareholders, consistent with maximising New Alinta's long term value.

(c) **Board Committees**

To assist the New Alinta Board in fulfilling its responsibilities, the New Alinta Board will establish the following committees:

- Remuneration and Nomination Committee; and
- Audit and Risk Management Committee.

Each committee will have its own charter setting out its responsibilities, which will be published on Alinta's website.

The intended roles and responsibilities of the committees will be as follows:

(i) Audit and Risk Management Committee

The Audit and Risk Management Committee will consist of a minimum of three independent non-executive New Alinta Directors, who will be appointed by the New Alinta Board.

The main responsibilities of the Audit and Risk Management Committee will be to assist the New Alinta Board in the discharge of its responsibilities in the areas of:

- financial reporting;
- internal audit;
- external audit;
- risk management;
- internal control frameworks; and
- ethical standards.

As part of its role in relation to financial reporting, the Audit and Risk Management Committee will be responsible for reviewing accounting policies, generally accepted accounting principles and Corporations Act and Listing Rules requirements.

The Audit and Risk Management Committee will meet at least four times per annum and with the external auditor at least twice per annum without management being present.

(ii) Remuneration and Nomination Committee

The New Alinta Board will establish a Remuneration and Nomination Committee consisting of a minimum of three non-executive directors, the majority being independent directors.

In assisting the New Alinta Board to discharge its duties, the main responsibilities of the Remuneration and Nomination Committee will be:

- to ensure that human resources policies and practices are aligned with and support the strategic directions and objectives of New Alinta;
- to assess the composition and viability of the New Alinta Board and its directors; and
- to make recommendations to the New Alinta Board regarding the appointment of directors of New Alinta Co, the terms of employment and performance assessment of the Chief Executive Officer and the remuneration and allowances paid to non-executive directors.

The Remuneration and Nomination Committee will meet at least two times a year or more frequently as required.

(d) **Board Processes**

The board processes of New Alinta Co will be governed by the constitution of New Alinta Co which is summarised in Section 3.9.

(e) **Ethical Standards**

The New Alinta Board will adopt a Board Code of Conduct that deals with:

- obligations under legislation;
- personal behaviour;



- conflicts of interest;
- remuneration expenses and other benefits; and
- information and records.

In addition, a New Alinta Code of Conduct will be adopted by New Alinta for employees (including New Alinta Directors) and contractors of New Alinta to observe. It will provide guidance as to the standards of behaviour to be observed in carrying out the business objectives of New Alinta. The basis of the Codes of Conduct will be to act with integrity, professionalism, fairness, proper consideration and to avoid conflicts of interest. Copies of both Codes of Conduct will be available on Alinta's website.

(f) Independent Professional Advice

The New Alinta Board will have a policy to enable New Alinta Directors to seek independent professional advice at New Alinta's expense. The New Alinta Board may review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

3.8 Employees

Alinta believes that the Recommended Proposal presents significant opportunity to combine the best performing elements of each business and at the same time remove any duplication that may exist. On Completion, New Alinta will immediately conduct an operational review across the combined business to ensure that resources are allocated efficiently and are managed in a way that both maintains continuity of business, safety and environmental performance and is able to capitalise on the current market growth. Following the operational review, Alinta believes that there will be a reallocation of employees which may result in some employees becoming redundant. Whilst opportunity will exist for some of these employees to be reallocated within the business, it is not expected that there will be sufficient opportunities for all employees. Alinta notes, however, that it has been very successful in retaining experienced and talented employees from the companies and assets it has acquired over the last four years. Alinta expects that the number of employees that will be made redundant will be in line with the estimates made in Figure 4.14 in Section 4.

3.9 Constitution of New Alinta Co and rights attaching to New Alinta Shares

As an Australian public company registered under the Corporations Act, New Alinta Co has adopted a constitution in substitution for the replaceable rules in the Corporations Act. Approval of the Schemes will result in Alinta Shareholders becoming New Alinta Shareholders who will be, as New Alinta Shareholders, bound by the terms of the New Alinta Constitution. Under the Corporations Act, a special resolution (at least 75% of votes cast in favour of the resolution) of shareholders is required to alter the New Alinta Constitution.

New Alinta Shareholders should note that the provisions relating to the Gas Corporation (Business Disposal) Act 1999 (WA) relating to the location of Alinta's head office and registered office and residency requirements for a majority of the directors of the Alinta Board which are set out in the Alinta Constitution have not been included in the New Alinta Constitution, however, Alinta has no intention of moving the Alinta head office. Some important features of the New Alinta Constitution are summarised below:

(a) Directors

The New Alinta Constitution sets out the rights and obligations of the New Alinta Directors and officers of New Alinta Co, including:

- the appointment, election and removal of directors and company secretaries (the New Alinta Board must comprise at least four directors who are appointed for terms not exceeding three years and are eligible for re-appointment);
- the remuneration of New Alinta Directors (an aggregate of $1.5 million for the remuneration of non-executive directors is provided in the New Alinta Constitution and the New Alinta Board has the power to fix the remuneration of each executive director);
- the powers and duties of New Alinta Directors; and
- the right of New Alinta Directors and auditors to be indemnified (subject to statute) against all liabilities incurred as a director or auditor of New Alinta Co, and the right of New Alinta Co to maintain insurance in respect of directors and auditors.

New Alinta Directors are not required to hold any securities in New Alinta Co. Nominations to the position of director must be received by the company at least 35 Business Days before the general meeting, except in the case of New Alinta Directors standing for re-election.

Quorum for a board meeting is four directors, unless the New Alinta Board decides otherwise. Resolutions at a meeting of directors are to be decided by a majority vote where the chairman (provided that the chairman and more than two directors are entitled to vote) has a casting vote.

(b) **General meetings and voting**

General meetings of New Alinta Co are to be held in accordance with the Corporations Act, and each New Alinta Shareholder will be entitled to receive notice of a general meeting, and financial and directors' reports, in accordance with the Corporations Act and, except in certain circumstances, attend and vote at a general meeting of New Alinta Co. The quorum required for a meeting of shareholders is five shareholders present in person or by proxy, attorney or representative entitled to vote or the number of members of the company (whichever is the lesser).

Voting at any meeting of shareholders is by a show of hands (unless a poll is demanded). Each shareholder has one vote on a show of hands, and one vote for each fully paid share on a poll, or for a partly paid share, a fraction of a vote equal to the proportion which the amount paid on the share bears to the total issue price of the share. A poll may be demanded by the chairman of the meeting, or by at least five shareholders entitled to vote, or by shareholders entitled to cast at least 5% of the votes.

(c) **Share capital and variation of rights**

Subject to the Corporations Act and Listing Rules, the New Alinta Board may issue, grant options over or otherwise dispose of unissued shares on the terms and with the rights determined by the New Alinta Directors. The New Alinta Board may issue preference shares, including shares which are liable to be redeemed, in New Alinta Co.

New Alinta Co may issue Converting Shares in connection with the Recommended Proposal. The New Alinta Constitution states that each New Alinta Shareholder and each Converting Shareholder consents to and approves the Buy Back of the Converting Shares and appoints AGL and any of its directors as its attorney and agent for the purposes of approving the Buy Back and executing any documents necessary or desirable to give effect to the Buy Back.

If the capital of New Alinta Co is divided into different classes of shares, the rights attached to any class of share may only be altered with the written consent of the holders of 75% of the issued shares of the affected class, or by special resolution passed at a separate meeting of the holders of shares of the affected class.

(d) **Dividends**

Subject to the Corporations Act and the New Alinta Constitution, the New Alinta Board may declare any dividend it thinks appropriate and fix the time and method of payment. Dividends may be paid in cash or by distribution of specific assets, including securities in another corporation. Subject to the terms of issue of shares, all fully paid shares of a particular class on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid shares are entitled to participate in proportion to the amount for the time being paid relative to the total issue price of the shares.

(e) **Transfer of shares**

New Alinta Shareholders may transfer shares in New Alinta Co in accordance with the ASTC Settlement Rules or by providing a document of transfer to the address of the registered office or register. Where permitted by the Listing Rules or ASTC Settlement Rules, the directors may refuse to register a transfer of shares, in which case notice of the refusal and reasons for it must be given to the lodging party by New Alinta Co within five Business Days after the date on which the transfer was lodged.

(f) **Unmarketable parcels**

New Alinta Co may, consistent with the Listing Rules, give notice to shareholders who hold shares which would not constitute a Marketable Parcel setting out its intention to sell the shares on behalf of the shareholder. New Alinta Co will pay the costs of the sale and the proceeds of the sale are held on trust for the former shareholder, to be paid at that former shareholder's direction. The notice must set a period of at least six weeks within which the New Alinta Shareholder can notify New Alinta Co that they wish to retain the shares. If a New Alinta Shareholder notifies New Alinta Co that they wish to retain the shares, New Alinta Co will not sell the shares.



(g) **Winding up**

If New Alinta Co is wound up, all fully paid shares are entitled to share equally in any surplus assets of New Alinta Co after payment of its debts. A liquidator, by approval of a special resolution of New Alinta Shareholders, may distribute New Alinta Co's assets (in kind) among the New Alinta Shareholders and determine how to divide assets as between the shareholders and different classes of shareholders. A liquidator cannot compel a shareholder to accept any securities in respect of which there is a liability as part of a distribution of the assets of New Alinta Co.

(h) **Stapling**

The New Alinta Board may by written notice (which may be given to the members affected or in a document given to ASX or ASIC, or the terms of an agreement with another stapling entity) declare that some or all shares, or other securities in New Alinta Co are "stapled" to specified securities or financial products (together referred to as securities) issued by an entity that is referred to as a stapling entity. From the date specified by that declaration and until destapling occurs, the stapled securities can only be transferred or otherwise dealt with together. New Alinta Co is appointed irrevocably as agent and attorney of each member to sign any document or do anything New Alinta Co reasonably considers to be necessary or desirable to implement a stapling proposal or to un-staple a security in New Alinta Co. As agent and attorney it may also receive and apply returned capital or redemption proceeds to apply for a security in New Alinta Co and apply for a security in another stapling entity and consent to be bound by the constitution of any stapling entity.

To the extent permitted by law, New Alinta Co must cooperate with each other stapling entity in everything relating to the stapled securities and New Alinta Co, and the activities of New Alinta Co in relation to the stapled securities are to take into account the stapling. The New Alinta Board may cooperate with any other stapling entity to facilitate the operation of the stapling entities as an economic entity for the benefit of members and of holders of securities in each stapling entity. For instance joint meetings of members of each stapling entity may be held.

Destapling occurs so that stapling automatically ceases for stapled securities if the stapled securities cease to be transferable together or the members determine, by special resolution, that the stapling ceases.

In addition to the rights summarised above, the rights attaching to New Alinta Shares arise from a combination of the Corporations Act and the common law.

A copy of the New Alinta Constitution may be obtained from Alinta's website or by calling Alinta's Information Line on 1800 605 793 (within Australia) or +61 3 9415 4313 (international).

3.10 Ranking of New Alinta Shares

The New Alinta Shares to be issued pursuant to the AGL Scheme will be fully paid ordinary shares and will rank equally in all respects with the existing New Alinta Shares.

3.11 New Alinta Director Indemnities

(a) **Directors' deeds of access, indemnity and insurance**

New Alinta Co will enter into a deed of access, insurance and indemnity with each of the New Alinta Directors. In summary, it is anticipated that each deed will provide for the following:

- New Alinta Co must indemnify the New Alinta Director to the fullest extent permitted by law against any liability incurred by the New Alinta Director as an officer of New Alinta Co or an officer/trustee of a relevant entity. A relevant entity includes any corporation or trust of which the New Alinta Director is an officer/trustee, having been nominated or appointed to that position by New Alinta Co. The indemnity covers legal costs incurred by the New Alinta Director in defending proceedings, to the extent permitted by law;
- if New Alinta Co is notified of a claim, demand or legal proceedings against which the New Alinta Director may be entitled to be indemnified, New Alinta Co, to the extent permitted by law, must advance monies to the New Alinta Director sufficient to discharge legal costs incurred by the New Alinta Director in defending or dealing with such claim. The New Alinta Director is not obliged to repay the loan, subject to any agreement between New Alinta Co and the New Alinta Director, if New Alinta Co may lawfully indemnify the New Alinta Director for the legal costs;

- it is anticipated that the New Alinta Director is to be insured under an insurance policy for liability incurred by the New Alinta Director as an officer of New Alinta Co or an officer/trustee of a relevant entity during the New Alinta Director's term of office and for seven years after that;
- the New Alinta Director has a right of access both while in office and after ceasing to be a New Alinta Director, for permitted purposes, to Board papers and other documents; and
- subject to prior written approval of the chairman of the New Alinta Board, the New Alinta Director may obtain independent professional advice to assist the New Alinta Director in the proper exercise of powers and discharge of duties as a New Alinta Director at the cost of the company.

(b) Indemnities for New Alinta Directors under Constitution

The indemnification of New Alinta Directors by New Alinta Co under its constitution is summarised in Section 3.9.

3.12 New Alinta Share Plans and New Alinta EOP

(a) New Alinta Share Plans

New Alinta Co proposes to adopt a New Alinta Share Plan for employees based in Australia, being the Deferred Employee Share Plan (**New Alinta DESP**). In addition, New Alinta proposes to operate a New Alinta Share Plan for employees based in New Zealand, being the New Zealand Employee Share Plan (**New Alinta NZESP**) (the two new plans collectively being the **New Alinta Share Plans**).

Under the New Alinta DESP, New Alinta Shares acquired for participating employees will be held on their behalf by the plan trustee. Under the New Alinta NZESP, New Alinta Shares provided to a participating employee will be registered in the name of the relevant employee. The employee will be subject to a prohibition on trading the New Alinta Shares while they remain in the New Alinta NZESP.

In the case of each of the New Alinta DESP and New Alinta NZESP, a participating employee will not be entitled to withdraw their New Alinta Shares from the plan within 12 months from when the New Alinta Shares were first allocated to the participating employee, except in limited circumstances.

All plan participants under the New Alinta Share Plans will be entitled to vote and to receive dividends while the New Alinta Shares are held in the relevant New Alinta Share Plan.

New Alinta Co's intention is that following implementation of the Recommended Proposal, New Alinta Co will use the New Alinta DESP and the New Alinta NZESP as employee incentive plans to make offers of New Alinta Shares to eligible employees.

(b) New Alinta EOP

New Alinta Co proposes to adopt a new executive option plan under which options to acquire New Alinta Shares (**New Alinta Options**) will be offered to executives in accordance with the remuneration policy (**New Alinta EOP**).

The exercise of New Alinta Options under the New Alinta EOP will be subject to the satisfaction of performance hurdles. The New Alinta Options will become exercisable in certain circumstances (regardless of whether the performance hurdles have been satisfied). These circumstances include where the New Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structural control of New Alinta which may adversely affect the rights of holders of New Alinta Options or the value of New Alinta Options.

4 Financial information on New Alinta

Note to AGL Shareholders. This Section has been drafted by Alinta and Alinta takes responsibility for it, other than Figure 4.6 and the footnotes to that figure in Section 4.4(b), Section 4.4(c), Section 4.4(d) and Figure 4.7 and the footnotes to that Figure in Section 4.4(e).

4.1 Summary financial outcomes

This Section provides relevant financial information for Alinta Shareholders to consider when assessing the Alinta Scheme, including forward looking statements. AGL Shareholders should refer to the caution included in the Important information section of this Booklet in relation to forward looking statements.

Pro forma forecast earnings provided in this Section do not represent forecast reported earnings for New Alinta Co. All forward looking information in this Section assumes that the aquisition of the AGL Infrastructure Assets and the other proposed transactions described in Section 6.2 take place on 1 January 2006. This notional transaction date facilitates the provision of pro forma forecast earnings for two full years and therefore enables a meaningful comparison of financial performance under the revised ownership structure. If the Recommended Proposal occurs on 1 October 2006, then the New Alinta Co forecast NPAT for the full calendar year 2006 is provided in Figure 4.12. To the extent that the actual acquisition date varies, the actual profit attributable to members of New Alinta Co may also vary considerably.

Assuming the Alinta and AGL Schemes and Buy Back are approved, New Alinta Co is forecasting an increase in normalised EPS for Alinta Shareholders following the first full year of operations. The impact on normalised EPS and DPS for the years ending 31 December 2006 and 2007, based on an assumed acquisition date of 1 January 2006, is set out in Figures 4.1 and 4.2 below.

Figure 4.1 **Pro forma forecast earnings per share**

	Pro forma Year ending 31 December 2006	Pro forma Year ending 31 December 2007
NPAT attributable to members of Alinta ($ in millions)[1]	135.8	154.5
Alinta basic EPS (dollars)[4]	0.51	0.56
Alinta diluted EPS (dollars)[4]	**0.49**	**0.54**
NPAT attributable to members of New Alinta Co ($ in millions)[2,3]	260.1	299.9
New Alinta basic EPS (dollars)[5]	0.52	0.59
New Alinta diluted EPS (dollars)[5]	**0.51**	**0.58**
EPS Accretion (dollars)	**0.02**	**0.04**
EPS Accretion (%)	**4.1%**	**7.4%**

Notes:

1 Refer to Figure 4.3.

2 Refer to Figure 4.8.

3 The NPAT shown in the table above excludes costs (after tax) of $44.6 million and $1.4 million, for the years ending 31 December 2006 and 2007 respectively. In 2006, these after tax costs primarily relate to restructuring ($29.6 million), and expensed transaction costs ($15.0 million). These have been removed to show EPS on a normalised basis in both periods.

4 The assumed weighted average number of shares held in Alinta is 266.9 million and 275.9 million on an undiluted basis at 31 December 2006 and 31 December 2007 respectively, and 275.0 million and 283.9 million on a diluted basis at 31 December 2006 and 31 December 2007 respectively.

5 The assumed weighted average number of shares held in New Alinta Co is 498.4 million and 509.4 million on an undiluted basis at 31 December 2006 and 31 December 2007 respectively, and 506.4 million and 517.4 million on a diluted basis at 31 December 2006 and 31 December 2007 respectively.

Figure 4.2 **Pro forma forecast declared dividends per share**

	Pro forma Year ending 31 December 2006	Pro forma Year ending 31 December 2007
Alinta DPS (dollars)	**0.44**	**0.46**
New Alinta Co DPS (dollars)	**0.46**	**0.50**
DPS Accretion (dollars)	**0.02**	**0.04**
DPS Accretion (%)	**4.5%**	**8.7%**

4.2 Overview of financial information

The following financial information is to assist AGL Shareholders to assess the AGL Scheme and the Buy Back and understand the impact that voting in favour of the AGL Scheme will have on them.

The AGL Infrastructure Assets forecast information contained in Section 4.4 should be read in conjunction with the limitations explained in 'Preparation of, and responsibility for, this Booklet' contained within the 'Important information' section of this Booklet.

All financial information is presented in accordance with AIFRS.

This Section contains the following financial information:

(a) **Alinta (Section 4.3)**

- Pro forma historical income statements for the year ended 31 December 2005;
- Pro forma forecast income statements for the years ending 31 December 2006 and 31 December 2007; and
- Pro forma balance sheet as at 30 June 2006.

(b) **AGL Infrastructure Assets (Section 4.4)**

- Pro forma historical income statements for the years ended 30 June 2005 and 30 June 2006;
- Pro forma forecast income statement for the year ending 30 June 2007; and
- Pro forma balance sheet as at 30 June 2006.

(c) **New Alinta Co (Section 4.5)**

- Pro forma forecast income statements for the years ending 31 December 2006 and 31 December 2007; and
- Pro forma balance sheet as at 30 June 2006.

(d) **Description of synergies and restructure cost (Section 4.6)**

- Forecast cost savings and synergies together with forecast restructuring costs and synergy related capital expenditure.

The financial information in this Section should be read in conjunction with the risks described in Section 5 and other information contained in this Booklet.

The financial information contained in this Section has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

Risks surrounding forward looking statements are detailed in "Forward looking statements" contained within the Important information section of this Booklet .

The Alinta Directors' forecasts should be read in conjunction with the assumptions upon which they are based in Sections 4.3(d), 4.4(d), 4.5(c) and 4.6 and the risks described in Section 5.

4.3 Financial Profile of Alinta

(a) **Basis of preparation for Alinta financial information**

(i) Alinta historical financial information

The pro forma historical financial information has been derived from the audited or reviewed financial statements of Alinta which have been adjusted for certain pro forma adjustments detailed in Figure 4.5, including the full year impact of the separate listing of AIH as if it had occurred on 1 January 2005.

(ii) Alinta forecast financial information

The pro forma forecast financial information for the years ending 31 December 2006 and 31 December 2007 have been prepared for illustrative purposes for use in this Booklet only. The pro forma forecast financial information is based on circumstances at the date of the Alinta Scheme Booklet and an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions.

(iii) Alinta's accounting policies

The AIFRS accounting policies adopted by Alinta in the preparation of the financial information for the years ended 31 December 2005 to 31 December 2007 are set out in Alinta's financial report for the year ended 31 December 2005 at www.asx.com.au.

(b) **Alinta pro forma income statements**

The historical and forecast Alinta pro forma income statements are summarised in Figure 4.3.

The pro forma historical income statements have only been included to an EBIT level as the separate listing of AIH in October 2005 has resulted in changes to the funding structure and asset profile of Alinta.



Figure 4.3 **Alinta pro forma income statements**

	$ in millions		
	Pro forma historical results	Pro forma forecast results	Pro forma forecast results
	Year ended 31 December 2005[1-3]	Year ending 31 December 2006[2]	Year ending 31 December 2007
Sales revenue from ordinary activities			
Energy Markets	579.0	687.0	819.6
Wesfarmers LPG	74.8	56.7	63.3
Energy Distribution	127.6	127.6	127.0
Asset Management Services	471.5	539.3	565.4
Power Generation	0.7	53.1	149.2
Other income (unallocated)	3.5	2.8	6.1
Intersegmental eliminations	(233.3)	(259.5)	(387.5)
Total revenue from ordinary activities	**1,023.8**	**1,207.0**	**1,343.1**
EBITDA			
Energy Markets	45.3	63.9	62.5
Wesfarmers LPG	31.3	20.3	29.3
Energy Distribution	92.7	89.2	88.9
Asset Management Services	62.6	74.1	82.6
Power Generation	(2.8)	13.9	43.6
Other	(40.8)	(47.2)	(49.3)
EBITDA from ordinary activities	**188.3**	**214.2**	**257.6**
Share of net profits of associates	11.3	8.3	7.1
Preference dividend income	16.3	16.3	16.3
Total EBITDA	**215.9**	**238.8**	**281.0**
Depreciation and amortisation	(28.0)	(38.4)	(49.3)
EBIT from continuing operations	**187.9**	**200.4**	**231.7**
Net interest expense		(16.6)	(12.0)
EBT		**183.8**	**219.7**
Income tax benefit/(expense)		(48.0)	(65.2)
NPAT		**135.8**	**154.5**
Outside Equity Interest		-	-
Profit attributable to members of Alinta		**135.8**	**154.5**

Notes:

1 Refer to detail of pro forma adjustments at Figure 4.5.

2 Excludes non-recurring items included within Figure 4.12.

3 The pro forma historical income statements have only been included to an EBIT level as the separate listing of AIH in October 2005 has resulted in changes to the funding structure and asset profile of Alinta.

(c) Commentary on Alinta results - year ended 31 December 2005

(i) Energy Markets

Revenue growth of 22% was driven by WA retail sales, and in particular:

- growth in gas customer numbers of 5% to 540,000 driven by a strong housing market;
- the retail gas business performance achieved a 6% increase in gas sales volumes to 50.8 PJ driven by an increase in customer numbers and a colder than normal year; and

- Alinta commenced supplying electricity into the WA retail market in July 2005 with power sourced from the Alinta Wind Farm and standby arrangements prior to the first cogeneration unit at Pinjarra coming on line during the fourth quarter of 2005. Alinta's electricity base in WA grew to more than 1,000 customers during 2005.

The EBITDA margin fell from 9.8% in the year ended 31 December 2004 to 7.8% in the year ended 31 December 2005. EBITDA margins were impacted by the inclusion of $150.9 million (2004: $129.8 million) of revenue from the wholesale supply of energy at an EBITDA loss of $12.1 million (EBITDA losses in the year ended 31 December 2004 were insignificant). The energy wholesale arrangements were put in place by the former owners of the Duke Energy pipelines (now owned by AIH). The EBITDA loss arises mainly from lower than anticipated gas sales growth from the Tasmanian gas reticulation network. The Tasmanian pipeline capacity sales were consistent with Alinta's expectations and plans have been implemented to reduce the size and duration of these losses. Excluding the impact of this wholesale agreement, retail EBITDA margins remained stable at 9.9%.

(ii) Wesfarmers LPG

The WLPG Sales Agreement operated on revised terms from 1 July 2005. Revenues from the WLPG Sales Agreement fell by 14.4% to $74.8 million in the year ended 31 December 2005 reflecting a 30% reduction in LPG production to 221,000 tonnes, partially offset by the continued strength in world LPG prices (average price per tonne of US$433 in 2005 compared with US$350 in 2004).

The EBITDA contribution increased to $31.3 million for 2005. The EBITDA margin of Wesfarmers LPG was 42% on revenue of $74.8 million.

(iii) Energy distribution

The performance of the WA gas network was driven by the same trends as the energy markets segment. Revenue growth of 4.5% was underpinned by growth in volumes of 4.9% to 32 PJ, with the associated tariffs governed by a Regulated Access Agreement.

EBITDA margin improved from 70% to 73% reflecting the relatively stable cost structure of the business.

(iv) Asset management services

Asset management continued to be a major growth driver for Alinta with revenue increasing 26% to $471.5 million. Revenue growth was underpinned by a number of new projects alongside the ongoing maintenance requirements:

- AAM has developed and is managing the Stage 4 expansion project of the DBNGP. This $430 million expansion aims to increase the throughput of the pipeline by more than 100 TJ/day. At present the project is tracking in line with cost and time budgets. A further $1 million has been committed to the front end engineering and design of a potential Stage 5 expansion program that could see approximately $1.5 billion spent expanding the pipeline's capacity by 375 TJ/day; and
- APS has been managing the construction of the cogeneration plants at Pinjarra. The status of these projects is discussed in Section 4.3(c)(v).

The EBITDA margin remained stable at 13%.

(v) Power generation

The financial performance of the power generation segment is driven by Alinta's cogeneration plants currently located at Alcoa's Pinjarra alumina refinery. The first 140 MW cogeneration plant commenced generation during the fourth quarter of 2005. Steam is also now being supplied to Alcoa. As the commissioning process is fully complete, Alinta intends to run the plant at full output.

Given the focus on construction rather than operating activities during 2005, the earnings impact of power generation was minimal, with revenue of $0.7 million and an EBITDA loss of $2.8 million. The EBITDA result includes a $2.5 million write down of a compressor unit purchased for the Alcoa generation project.

(vi) Other income/EBITDA

Other income/EBITDA primarily relates to corporate costs. The expenses in the year ended 31 December 2005 were higher than other periods predominantly due to transaction costs arising on potential acquisitions and on the divestment of AIH. Transaction costs (other than Recommended Proposal costs) of $13.5 million were expensed in the year ended 31 December 2005 (2004: $2.1 million).

(vii) Share of net profits of associates

Alinta owns the following minority investments in infrastructure assets:

- 20% interest in AIH;
- 34% interest in UED;
- 20.1% interest in Multinet Gas; and
- investment in the DBNGP of 7.4% as at 31 December 2005 with commitments to increase the investment to 20%.

In addition to the equity share of net profits from these investments, Alinta receives a $16.3 million preference dividend from UED that is treated as interest revenue in the financial statements. For the purposes of the pro forma results, the dividend has been separately disclosed within total EBITDA as it forms part of the base returns derived from UED. All revenues from corporate, construction, operating and maintenance contracts associated with these assets are included in Section 4.3(c)(iv) above.

(viii) Depreciation

Increased depreciation reflects continued capital expenditure across a number of key segments:

- expansion activities within energy distribution reflecting continued capital investment in the network primarily due to new connections arising from the buoyant housing market in WA; and
- further investment and commissioning of the Alcoa cogeneration units from late 2005 onwards.

(d) Best estimate assumptions in the Alinta forecast

In forecasting earnings for the years ending 31 December 2006 and 31 December 2007 as disclosed in Figure 4.3, the Alinta Directors have made the assumptions below. Actuals comparisons for the year ended 31 December 2005 are provided where appropriate for comparative purposes.

(i) Revenue assumptions

	Actual year ended 31 December 2005	Pro forma forecast year ending 31 December 2006	Pro forma forecast year ending 31 December 2007
Energy Markets			
Gas volumes sold (TJ)	50,770	53,556	55,545
New customer connections	19,995	19,652	17,435
Electricity sold (GWh)	655	1,763	2,588
Gas and electricity prices are consistent with the current regulatory price paths in Alinta's energy markets with no significant changes in 2006 and 2007			
Wesfarmers LPG			
Volume (tonnes)	221,000	164,571	180,102
Average effective A$/US$ exchange rate	0.76	0.74	0.74
LPG prices (average US$/tonne)	US$433	US$510	US$507
Energy Distribution			
Gas volumes (TJ)	31,939	31,590	31,922
Average tariff (A$/GJ)	3.75	3.86	3.85
Power Generation			
Output (GWh)	-	879	2,219

The power generation output assumptions are based on commissioning of the first cogeneration power station on 14 March 2006, the second power station on 1 February 2007, and a third power station on 1 October 2007.

(ii) Asset management revenue and operating expenditure assumptions

Operating expenditure and associated revenue relating to the operation, management and maintenance of the infrastructure assets has been forecast on the basis of the ability to execute the operating plan to meet planned network/ generation availability and performance efficiency over the forecast period.

(iii) Cost assumptions

The majority of gas/electricity costs are based on contractual commitments. Uncontracted costs reflect market prices which vary from time to time with wages increasing by 5% per annum and other expenditure increasing in line with CPI as detailed below.

(iv) Interest assumptions

Interest on Alinta Network Holdings' $570 million senior debt facility is assumed to be at effective rates of 6.0% and 6.2% for the years ending 31 December 2006 and 2007 respectively, of which 80% is hedged throughout the forecast period. Interest on the unhedged portion has been based on a rate of 5.75% plus a spread of 50 basis points.

Interest on Alinta's $240 million cogeneration construction facility is assumed to be at effective rates of 6.8% and 7.0% for the years ending 31 December 2006 and 2007 respectively, of which 90% is hedged throughout the forecast period. Interest on the unhedged portion has been based on a rate of 5.75% plus a spread of 110 basis points.

Interest on excess cash is assumed to accrue at an average rate of 5.85%.

(v) AGL dividend

The forecasts exclude dividend income from the temporary 19.9% investment in AGL and associated borrowing costs as neither will be relevant to earnings going forward.

(vi) Taxation assumptions

Taxation assumptions reflect a corporate tax rate of approximately 30.0%, including tax within the share of profits of equity accounted associates.

(vii) Inflation assumptions

CPI of between 2.5% - 2.8% over the forecast period.

(viii) General assumptions

The Alinta Directors have also made the following general assumptions for the Alinta forecasts in addition to those outlined above:

- no changes of a material nature to Alinta's accounting policies, the Australian Accounting Standards, Statements of Accounting Concepts or other mandatory professional reporting requirements including Urgent Issues Group and the Corporations Act which could have a material effect on Alinta's forecast financial results;
- no significant changes in legislation, regulatory requirements, government policy, or to the political or economic environment in Australia and New Zealand within which Alinta operates;
- no significant industrial, contractual, competitive or political disturbances impacting Alinta and/or the continuity of its operations;
- no material environmental losses or material legal claims not previously recognised;
- no significant change to the competitive landscape of the energy industry in which Alinta has an interest; and
- no change in taxation legislation which will have a material impact on Alinta's forecast financial results.

(e) Alinta pro forma balance sheet

Set out below is the pro forma balance sheet for Alinta as at 30 June 2006.

Figure 4.4 **Alinta pro forma balance sheet**

$ in millions	Reviewed Alinta 30 June 2006	Pro forma Adjustments	Pro Forma Alinta 30 June 2006
Current Assets			
Cash	167.5	551.4	718.9
Receivables	353.7	(0.1)	353.6
Inventories	9.2	-	9.2
Financial Assets	1,591.8	(1,591.8)	-
Other assets	17.9	-	17.9
Total current assets	**2,140.1**	**(1,040.5)**	**1,099.6**
Non Current Assets			
Receivables	124.2	-	124.2
Equity accounted investments	246.8	-	246.8
Property, plant and equipment	909.1	-	909.1
Goodwill/Distribution Licences/Other Intangibles	122.9	-	122.9
Financial assets	2.6	-	2.6
Deferred tax asset	39.2	(39.2)	-
Other assets	14.3	-	14.3
Total non-current assets	**1,459.1**	**(39.2)**	**1,419.9**
Total assets	**3,599.2**	**(1,079.7)**	**2,519.5**
Current Liabilities			
Payables	125.8	(7.8)	118.0
Interest bearing liabilities	1,265.5	(1,200.0)	65.5
Income tax payable	1.3	-	1.3
Provisions	72.4	-	72.4
Other	67.6	-	67.6
Total current liabilities	**1,532.6**	**(1,207.8)**	**324.8**
Non Current Liabilities			
Interest bearing liabilities	854.0	-	854.0
Provisions	3.0	-	3.0
Deferred tax liabilities	93.6	14.9	108.5
Other	3.2	-	3.2
Total non-current liabilities	**953.8**	**14.9**	**968.7**
Total liabilities	**2,486.4**	**(1,192.9)**	**1,293.5**
Net assets	**1,112.8**	**113.2**	**1,226.0**

Note:

1 Pro forma adjustments have been made to remove the 30 June 2006 balances relating to Alinta's 19.9% investment in AGL, as well as associated funding and deferred tax balances, as if the investment had never been part of Alinta's asset portfolio.

(f) **Reconciliation of Alinta reported NPAT to pro forma EBIT**

The pro forma EBIT contained in Figure 4.3 has been shown on a normalised basis (i.e. to exclude the impact of acquisitions and other adjustments). This is to enable AGL Shareholders to compare the normalised historical results of Alinta to the Alinta orecast earnings contained in this Booklet.

Figure 4.5 reconciles Alinta's audited NPAT to pro forma EBIT as stated in Figure 4.3 for the year ended 31 December 2005.

Figure 4.5 **Reconciliation of Alinta reported results to pro forma EBIT**

$ in millions	Year ended 31 December 2005
Audited net profit after tax (NPAT)[1]	**102.0**
Add: income tax expense	56.9
Add: borrowing costs	52.8
Profit before borrowing costs and tax	**211.7**
Pro forma adjustments	
Less: interest income[2]	(21.9)
Add/ (Less): Other[3]	(1.9)
Pro forma historical EBIT	**187.9**

Notes:

1 Audited NPAT (from continuing operations) extracted from the income statement within Alinta's audited financial statements for the year ended 31 December 2005.

2 Reported profit from ordinary activities before borrowing costs and tax includes interest revenue. This revenue, with the exception of the UED preference dividend, has been removed to calculate pro forma EBIT.

3 Other net normalisation adjustments to EBIT include the following gross ups to reflect a full years impact of events occurring in the period including:
- as if Alinta's interest in AIH had been 20% since 1 January 2005; and
- fees earned from managing and operating the AIH assets as if the operating arrangements and current ownership structure had been in place from 1 January 2005.

4.4 Financial profile of AGL Infrastructure Assets

This Section provides a financial profile of the AGL Infrastructure Assets to assist AGL Shareholders in fully understanding their impact on Alinta's financial performance. The AGL Infrastructure Assets historical information has been included for comparative purposes.

The AGL Information, contained in this Section 4.4 has been provided to Alinta by AGL for the purpose of inclusion in this section of this Booklet. AGL Energy is responsible for the AGL Information. Alinta has not audited, reviewed or independently verified the AGL Information and disclaims responsibility for it.

The AGL Forecast Information, contained in this Section 4.4 has been provided by AGL for the purpose of inclusion in this section of this Booklet. AGL Energy is responsible for ensuring that the AGL Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for the AGL Forecast Information. Alinta has not audited, reviewed or independently verified the AGL Forecast Information and disclaims responsibility for it.

This Section 4.4 should be read in conjunction with the limitations contained in the Important information section of this Booklet under the heading "Preparation of, and responsibility for, this Booklet".

(a) **Basis of preparation of AGL Infrastructure Assets financial information**

(i) AGL Infrastructure Assets historical financial information

Pro forma historical financial information for the AGL Infrastructure Assets has been derived from information provided by AGL, adjusted to reflect the historical impact of changes in operations, and the impact of significant one-off transactions.

(ii) AGL Infrastructure Assets forecast financial information

AGL have provided the forecast income statement for the year ending 30 June 2007. The key assumptions made by AGL management and adopted in these forecasts are detailed in Section 4.4(d).

(b) **AGL Infrastructure Assets pro forma income statements**

The historical and forecast income statements of the AGL Infrastructure Assets are summarised in Figure 4.6. The pro forma forecasts for the AGL Infrastructure Assets have been provided by AGL. These pro forma forecasts have been prepared after

considering the actual operating results and trading conditions for the year ended 30 June 2006 of the AGL Infrastructure Assets businesses that will be owned by New Alinta Co after the completion of the Recommended Proposal.

The pro forma forecast for the year ending 30 June 2007 includes the following key assumptions:

- all the AGL Infrastructure Assets currently owned by AGL are included in the pro forma financial forecast from 1 July 2006 to 30 June 2007; and
- the pro forma income statements are presented before significant items, which for the 2006 financial year included costs relating to AGL's Original Demerger Proposal, the AGL Takeover Bid, the Alinta Takeover Bid and the Recommended Proposal and for the 2007 financial year, include costs associated with the Recommended Proposal.

Figure 4.6 **–AGL Infrastructure Assets pro forma income statements**

$ in millions	Pro forma historical results Year ended 30 June 2005	Pro forma historical results Year ended 30 June 2006	Pro forma forecast results Year ending 30 June 2007
Revenue from ordinary activities			
Gas Networks	339.4	327.9	339.5
Electricity Networks	199.1	209.0	203.7
Agility	428.6	516.9	630.1
Power Generation[1]	7.9	19.1	23.9
Gas Valpo	38.2	67.3	91.2
Other	11.1	9.2	2.1
	1,024.3	**1,149.4**	**1,290.5**
Less Intersegmental revenue	(254.0)	(295.7)	(333.6)
Revenue from ordinary activities	**770.3**	**853.7**	**956.9**
EBITDA			
Gas Networks	204.4	192.6	201.9
Electricity Networks	103.0	106.7	99.4
Agility	66.8	76.2	85.3
Power Generation[1]	5.6	14.6	21.3
Gas Valpo	8.5	20.3	21.6
Other	2.8	1.6	1.4
EBITDA from operating activities	**391.1**	**412.0**	**430.9**
Share of net profits from associates / partnerships			
APT	19.2	21.8	19.3
ActewAGL	32.5	33.9	34.2
	51.7	55.7	53.5
Total EBITDA	**442.8**	**467.7**	**484.4**
Depreciation and amortisation	(113.1)	(113.6)	(125.4)
EBIT	**329.7**	**354.1**	**359.0**

Note

1 Power generation includes the Cawse Cogeneration Plant and the Wattle Point Wind Farm, acquired as part of the Southern Hydro acquisition on 30 November 2005. For the purpose of this Booklet earnings from the Wattle Point Wind Farm have only been included in the 2006 historical results from the date of acquisition.

(c) Commentary on AGL Infrastructure Assets forecast

A discussion of the key factors impacting the pro forma financial forecast for AGL Infrastructure Assets is set out below. Key assumptions for the year ended 30 June 2007 are set out in Section 4.4 (d)

(i) Gas Networks and Electricity Networks

The current regulatory pricing period for gas networks commenced on 1 July 2005, resulting in lower tariffs for the year ended 30 June 2006 compared to the previous corresponding period. EBITDA in the 2007 financial year is anticipated to be higher than the 2006 financial year largely due to tariff increases, higher volumes and lower operating costs.

The current regulatory pricing period for electricity networks commenced on 1 January 2006, resulting in lower tariffs. As a result, EBITDA in the 2007 financial year is anticipated to be below the 2006 year.

(ii) Agility

Agility is anticipated to continue to grow during the forecast period due to sustained demand for its services driven by recent acquisitions in Queensland and WA and the large capital expenditure programs of owners of energy infrastructure assets.

(iii) ActewAGL

The forecast contribution to AGL Infrastructure Assets from its 50% interest in the ActewAGL distribution partnership is anticipated to be in line with the previous year, with higher tariffs offset by a return to average weather conditions.

(iv) Gas Valpo

The increased EBITDA from Gas Valpo for the forecast year compared to the previous year is largely due to higher volumes purchased by a large industrial customer. The forecast also assumes gas restrictions consistent with the prior year levels.

(v) APT

The EBITDA contribution from AGL's 30% interest in APT is forecast to be lower than the previous year, mainly due to the end of a favourable gas transmission contract and lower tariffs from the Amadeus Basin to Darwin pipeline, partially offset by contributions from new contracts and investments. The forecast also includes an initial full year contribution from the Murraylink underground electricity transmission system acquired on 30 March 2006.

(vi) Power generation (contracted)

The forecast assumes the electricity output and green products in relation to the Wattle Point Wind Farm is fully contracted to AGL Energy, consistent with terms negotiated between AGL and Alinta.

The contribution from Cawse cogeneration in the forecast year is anticipated to be in line with the previous year.

(d) Key assumptions used in determining AGL Infrastructure Assets forecasts

The AGL Infrastructure Assets include regulated infrastructure assets and Agility, which operates in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts will be achieved. Key assumptions used by AGL management in determining the forecasts for AGL Infrastructure Assets contained in Figure 4.6 are set out below:

- transportation volumes, tariffs and cost of sales for Gas Networks and Electricity Networks are materially in accordance with current regulatory determinations, adjusted for operating conditions experienced over the year to 30 June 2006;
- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland and WA;
- the operating results, cash flows, franking and financial position of non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;
- the operating results, cash flows, franking and financial position of the 30% investment in APT are in line with market outlook statements made by APT, but excluding any impact as a result of APT's takeover offer for GasNet announced on 22 August 2006;
- Gas Valpo in Chile continues supply to its customers in line with current levels and prices;
- there is an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 377 Chilean pesos to the Australian dollar for the forecast period;

- business operating costs are consistent with those for the year ended 30 June 2006 (including no adjustment for the financial impact of any employees whose positions may have become redundant following completion of the Recommended Proposal);
- the AGL Infrastructure Assets corporate costs are consistent with an allocation of 30% of historic AGL Group corporate costs;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to relevant accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on the AGL Infrastructure Assets financial results, including cash flows;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on the AGL Infrastructure Assets;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond management control impact the AGL Infrastructure Assets and the continuity of their operation;
- no material legal claims or liabilities arise that impact on the AGL Infrastructure Assets which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on the financial results of the AGL Infrastructure Assets, cash flows and franking.

(e) **AGL Infrastructure Assets pro forma balance sheet**

Set out below is the pro forma balance sheet for AGL Infrastructure Assets as at 30 June 2006, which has been derived from Appendix 4E Preliminary Final Report released by AGL on 16 August 2006 to Alinta and information separately provided by AGL management.

Figure 4.7 **AGL Infrastructure Assets pro forma balance sheet**

$ in millions	AGL Infrastructure Assets Pro forma 30 June 2006
Current Assets	
Cash[1]	44.3
Receivables	105.5
Inventories	4.6
Other assets	2.9
	157.3
Non Current Assets	
Receivables	22.2
Equity accounted investments[2]	786.7
Property, plant and equipment	3,613.7
Goodwill and Intangibles	350.5
Deferred tax asset	72.0
Other financial assets	17.9
Other assets	18.6
	4,881.6
Total assets	**5,038.9**
Current Liabilities	
Payables	74.7
Interest bearing liabilities[1]	2,005.8
Income tax payable	63.3
Provisions	25.6
Other	2.4
	2,171.8
Non Current Liabilities	
Interest bearing liabilities[1]	1,142.9
Other financial liabilities	30.4
Provisions	23.6
Deferred tax liabilities	768.0
Other liabilities	6.2
	1,971.1
Total liabilities	**4,142.9**
Net assets	**896.0**

Notes:

1 Net debt for the year ended 30 June 2006 has been agreed under the Merger Implementation Agreement to be $3,104 million. This is the net debt figure at 30 June 2006 split between current ($2,005.8 million) and non current ($1,142.9 million) less cash and cash equivalents ($44.3 million).

2 Equity accounted investments includes AGL's 50% share of ActewAGL distribution partnership ($556.2 million) and AGL's 30% investment in APT ($230.5 million).

4.5 New Alinta Co

(a) Basis of preparation of New Alinta Co financial information

The New Alinta Co forecast financial information has been prepared on a basis consistent with the assumptions in Section 4.3(d) and 4.4(d) unless noted.

(i) New Alinta Co pro forma financial information

The pro forma income statements of New Alinta Co for the years ending 31 December 2006 and 31 December 2007 are based on the Alinta pro forma forecasts (per Figure 4.3), adjusted to reflect:

- Alinta purchasing the AGL Infrastructure Assets (as set out in the pro forma forecast income statement per Figure 4.6 adjusted to reflect alignment to a 31 December financial year end), as if this had occurred on 1 January 2006;
- the amortisation of intangible assets arising on acquisition;
- forecast synergies and restructure costs per Section 4.6; and
- the sell down of 33% of Alinta's interest in the WA Retail Business.

(ii) New Alinta Co pro forma balance sheet

The New Alinta Co pro forma balance sheet has been prepared from the Alinta pro forma balance sheet (per Figure 4.4) adjusted to reflect:

- the acquisition of the AGL Infrastructure Assets (as set out in the pro forma balance sheet per Figure 4.7) and related acquisition accounting entries; and
- the sell down of 33% of Alinta's interest in the WA Retail Business.

(iii) Merger synergies and restructure costs

Included within the New Alinta Co pro forma financial information is an estimate of the synergies and one-off restructuring costs that are expected to arise following the Recommended Proposal.

For a further discussion of synergies and restructure costs refer to Section 4.6.

(b) New Alinta Co pro forma forecast income statement

Set out below is the pro forma forecast income statement for the years ending 31 December 2006 and 31 December 2007 for New Alinta Co.

Figure 4.8 **New Alinta Co pro forma income statement**

$ in millions	Pro forma forecast results Year ending 31 December 2006	Pro forma forecast results Year ending 31 December 2007
Sales revenue from ordinary activities		
Energy Markets[1]	766.3	910.8
Wesfarmers LPG	56.7	63.3
Energy Distribution[2]	671.1	674.7
Asset Management Services[3]	1,108.1	1,224.6
Power Generation[4]	60.2	156.2
Other income (unallocated)	8.5	7.2
Intersegmental eliminations	(574.2)	(721.1)
Total revenue from ordinary activities	**2,096.7**	**2,315.7**
EBITDA		
Energy Markets[1]	87.2	84.4
Wesfarmers LPG	20.3	29.3
Energy Distribution[2]	388.5	391.5
Asset Management Services[3]	141.2	224.8
Power Generation[4]	18.9	49.4
Other	(62.8)	(47.9)
EBITDA from ordinary activities	**593.3**	**731.5**
Share of net profits of associates[5]	62.1	63.8
Preference dividend income	16.3	16.3
Total EBITDA	**671.7**	**811.6**
Depreciation and amortisation	(108.4)	(128.4)
EBIT from continuing operations	**563.3**	**683.2**
Net interest expense	(262.4)	(270.6)
EBT	**300.9**	**412.6**
Income tax benefit/(expense)	(86.8)	(116.9)
NPAT	**214.1**	**295.7**
Outside Equity Interest	1.4	2.8
Profit attributable to members of New Alinta Co	**215.5**	**298.5**

Notes:

The AGL Infrastructure Assets are disclosed within the following segments:

1 Includes Gas Valpo.

2 Includes the NSW gas distribution networks and Victorian electricity distribution networks (Solaris).

3 Includes Agility.

4 Includes Cawse Cogeneration Plant.

5 Includes 50% interest in ActewAGL distribution partnership and 30% interest in APT

Figure 4.9 **Composition of New Alinta Co income statement**

$ in millions	Year ending 31 December 2006	Year ending 31 December 2007
NPAT from Alinta per Figure 4.3	135.8	154.5
EBIT from AGL Infrastructure Assets	363.7	364.4
Additional net interest expense (pre tax)[1]	(262.0)	(275.0)
Depreciation and amortisation (pre tax)[2]	46.2	45.3
Synergies (pre tax)[3]	22.6	55.2
One off restructuring costs (pre tax)[3]	(42.3)	(1.9)
Expensed transaction costs (pre tax)[4]	(15.0)	-
Restatement of Wattle Point Wind Farm to finance lease[5]	2.8	3.4
Income tax adjustment[6]	(37.7)	(50.2)
NPAT	**214.1**	**295.7**
Outside equity interest[7]	1.4	2.8
Pro forma profit attributable to members of New Alinta Co	**215.5**	**298.5**

Notes:

1 Interest expense incurred on the $3.1 billion borrowings relating to the AGL Infrastructure Assets and a $247 million loan note facility with AGL Energy, a reduction in interest revenue following a cash outlay of $572 million to acquire Alinta's 19.9% investment in AGL, and the payment of associated transaction costs.

2 Depreciation rate adjustments to align the rates of depreciation applied to the AGL Infrastructure Assets with Alinta accounting policies and to recognise depreciation and amortisation expense on property, plant and equipment and finite life intangible assets recognised at fair value on acquisition of the AGL Infrastructure Assets by Alinta.

3 Synergies and one off cost savings (pre tax), refer to Section 4.6.

4 Transaction costs required to be expensed in the period.

5 Restatement of Wattle Point Wind Farm to a finance lease receivable results in a reduction in EBITDA and depreciation which is more than offset by an increase in interest revenue.

6 Income tax adjustment for the AGL Infrastructure Assets operations and tax effects of pro forma adjustments.

7 Allocation of New Alinta Co profit/loss to outside equity interest representing AGL Energy's 33% portion of AlintaAGL.

(c) Best estimate assumptions in the New Alinta Co forecasts

The key underlying assumptions for all Alinta and AGL Infrastructure Assets are as described in Sections 4.3(d) and 4.4(d) respectively.

Forecast results for New Alinta Co for the years ending 31 December 2006 and 31 December 2007 (**New Alinta Co Forecasts**) incorporate forecast results for the AGL Infrastructure Assets based on financial information provided by AGL for the years ending 30 June 2006 and 30 June 2007 and forecast results for the 6 months ending 31 December 2007 as estimated by Alinta.

Forecast results for the AGL Infrastructure Assets for the 6 months ending 31 December 2007 have been prepared by Alinta on the basis of publicly available information (including regulatory data) and industry knowledge, as well as the views of Alinta's Directors. Seasonality impacts have been estimated using historical trends in order to align the forecasts to Alinta's year end of 31 December.

The assumptions underlying the forecasts for the six months ending 31 December 2007 are provided below. The underlying assumptions, upon which these key assumptions are based may not align with the forecast assumptions utilised by AGL in preparing their forecasts for the year ending 30 June 2007, as the latter have not been provided to Alinta by AGL.

Alinta disclaims responsibility for the New Alinta Co Forecasts to the extent that they are based on any forecast information provided by AGL which is misleading or deceptive in any material respect (whether by omission or otherwise).

This Section 4.5 should be read in conjunction with the limitations contained in the Important information section of this Booklet under the heading "Preparation of, and responsibility for, this Booklet".

The key additional/adjusted assumptions applied in compiling the New Alinta Co forecasts are as follows:

- synergies and non recurring restructure costs (refer to Section 4.6) are achieved/incurred. These are based on a full year effect of those actions anticipated to take place in the first and second years;
- amortisation of $14.6 million in each of the years ending 31 December 2006 and 31 December 2007 relating to identifiable intangibles recognised on acquisition;

- alignment of depreciation rates for AGL Infrastructure Assets with Alinta's accounting policies;
- adjustments and reclassifications to reflect the Wattle Point Wind Farm arrangements described in Section 7.3 as a finance lease under *AASB 117 "Leases"*;
- interest on the $3.1 billion of AGL Infrastructure Assets borrowings acquired is assumed to be at the effective rate of 6.5% for the years ending 31 December 2006 and 31 December 2007, of which 80% is hedged throughout the forecast period;
- interest on the $247.0 million loan note with AGL Energy is assumed to be at the effective rate of 9.8% for the years ending 31 December 2006 and 31 December 2007, and is unhedged; and
- adjustment to AGL Infrastructure Assets forecasts to align New Alinta Co to year end of 31 December, effected by adjusting for historically observed gas networks earnings seasonality being 45% for the six months to June and 55% for the six months to December.

For the six months ending 31 December 2007, the following key additional assumptions have been made by Alinta in relation to AGL Infrastructure Assets.

(i) Gas Networks and Electricity Networks

	Pro forma forecast six months ending 31 December 2007
Electricity Volume (GWh)	2,166
Gas Volumes (PJ)	53.5
Transportation tariffs are in accordance with current regulatory determinations with no significant changes expected in 2007.	

(ii) Power Generation

Forecasts for Cawse Cogeneration Plant and Wattle Point Wind Farm are consistent with prior periods.

(iii) Energy Investments

Energy Investments includes investments in ActewAGL and APT. The forecast contribution from these investments for the six months ending 31 December 2007 is detailed below.

$ millions	Pro forma forecast six months ending 31 December 2007
ActewAGL - Equity accounted share of EBIT (50%)	20.0
APT – Equity accounted share of NPAT (30%)	9.9

The key underlying assumptions for the period prior to 30 June 2007 are included in section 4.4(d).

All other general assumptions are consistent with the year ending 30 June 2007.

(d) **New Alinta Co pro forma balance sheet**

Set out below is the New Alinta Co pro forma balance sheet at 30 June 2006. The pro forma adjustments have been summarised in the table below.

Figure 4.10 **New Alinta Co pro forma balance sheet**

$ in millions	A	B	C	D
	Pro forma Alinta 30 June 2006[1]	Pro forma AGL Infrastructure Assets[2]	Fair value Adjustments & Net Consideration Paid	Pro forma New Alinta Co 30 June 2006
ASSETS				
Current Assets				
Cash	718.9	44.3	(642.1)	121.1
Receivables	353.6	105.5	-	459.1
Inventories	9.2	4.6	-	13.8
Other Assets	17.9	2.9	(14.3)	6.5
Total current assets	**1,099.6**	**157.3**	**(656.4)**	**600.5**
Non-current Assets				
Receivables	124.2	22.2	-	146.4
Equity accounted investments	246.8	786.7	-	1,033.5
Property, plant and equipment	909.1	3,613.7	126.5	4,649.3
Goodwill and Intangibles	122.9	350.5	1,716.2	2,189.6
Deferred tax assets	-	72.0	-	72.0
Financial assets	2.6	17.9	211.0	231.5
Other assets	14.3	18.6	-	32.9
Total non-current assets	**1,419.9**	**4,881.6**	**2,053.7**	**8,355.2**
Total assets	**2,519.5**	**5,038.9**	**1,397.3**	**8,955.7**
LIABILITIES				
Current liabilities				
Payables	118.0	74.7	-	192.7
Interest bearing liabilities	65.5	2,005.8	(55.5)	2,015.8
Income tax payable	1.3	63.3	(63.3)	1.3
Provisions	72.4	25.6	-	98.0
Other liabilities	67.6	2.4	-	70.0
Total current liabilities	**324.8**	**2,171.8**	**(118.8)**	**2,377.8**
Non-current liabilities				
Interest bearing liabilities	854.0	1,142.9	247.0	2,243.9
Provisions	3.0	23.6	-	26.6
Deferred tax liabilities	108.5	768.0	(445.6)	430.9
Financial liabilities	-	30.4	-	30.4
Other liabilities	3.2	6.2	-	9.4
Total non-current liabilities	**968.7**	**1,971.1**	**(198.6)**	**2,741.2**
Total liabilities	**1,293.5**	**4,142.9**	**(317.4)**	**5,119.0**
Net Assets	**1,226.0**	**896.0**	**1,714.7**	**3,836.7**
Equity				
Share Capital	941.4	-	2,512.3	3,453.7
Retained profits & other reserves	284.6	-	(21.6)	263.0
Outside Equity Interest	-	-	120.0	120.0
	1,226.0	**-**	**2,610.7**	**3,836.7**

Notes:

1 Refer to Figure 4.4.
2 Refer to Figure 4.7.
3 Represents:
   - The recognition of the fair value of 100% of the AGL Infrastructure Assets by Alinta requiring adjustments of $1,716.2 million to goodwill and intangibles, $337.5 million to PP&E and reduction in deferred tax liabilities ($445.6 million).
   - Consideration of $642.1 million cash (inclusive of transaction costs) and the sale of 33% of the WA Retail Business to AGL Energy for a fair value of $367 million.
   - Reduction in interest bearing liabilities of $55.5 million to reflect the conversion of the Alinta RePS to share capital.
   - Cash receipt of $63.3 million which is used to settle the AGL Infrastructure Assets income tax liability.
   - Recognition of $247.0 million loan notes payable to AGL Energy in relation to funding provided to the WA Retail Business.
   - Reclassification of the acquired Wattle Point Wind Farm to a finance lease, requiring recognition of a finance lease receivable ($211.0 million), and a reduction in property, plant and equipment of a corresponding amount.

(e) Gearing and interest cover ratios of New Alinta Co

Set out below are gearing and interest cover ratios for New Alinta Co, based on the pro forma forecast income statements for the years ending 31 December 2006 and 31 December 2007 and the pro forma balance sheet set out previously.

Figure 4.11 **Gearing and interest cover ratios**

	Pro forma New Alinta Co
Gearing ratios (at 30 June 2006)	
Net debt to net debt + equity (%)	**52.0%**
Interest cover ratios (year ending 31 December 2006)	
EBITDA to net interest (times)	**2.6**
EBIT to net interest (times)	**2.2**
Interest cover ratios (year ending 31 December 2007)	
EBITDA to net interest (times)	**3.0**
EBIT to net interest (times)	**2.5**

(f) Sensitivity analysis on the New Alinta Co pro forma forecasts

The forecast in Section 4.5(b) is based on certain best estimate assumptions about future events. The outcome of these future events cannot be predicted with certainty, and as a result, variations from forecast financial information are to be expected.

The tables below present a summary of sensitivities of the forecast financial information for the years ending 31 December 2006 and 31 December 2007 to movements in a number of material assumptions.

Care should be taken in interpreting these sensitivities as they consider movements on an isolated basis, whereas in reality the effects of movements may be offset or compounded by movements in other variables. Furthermore, in the normal course of business, management would be expected to respond to any adverse changes in these key variables to minimise the net effect on financial performance.

(i) Changes in interest rates

Movements in interest rates affect the unhedged portion of debt. The table below shows the estimated impact of a 0.5% movement in the interest rate on unhedged debt on the fair value of financial instruments for the years ending 31 December 2006 and 31 December 2007.



$ in millions Interest rate changes	Impact on NPAT New Alinta Co			
	Year ending 31 December 2006		Year ending 31 December 2007	
Increase/decrease of +/- 0.5%	(2.8)	2.8	(2.9)	2.9

(ii) Changes in synergies achieved

Section 4.6 describes the forecast cost savings following the implementation of the Recommended Proposal. The impact of a change in the level of synergies achieved is detailed in the table below.

$ in millions Cost savings changes	Impact on NPAT New Alinta Co			
	Year ending 31 December 2006		Year ending 31 December 2007	
Increase/decrease of +/- 25% synergies achieved	4.0	(4.0)	10.0	(10.0)

(iii) Exercise of put options

AGL Energy has granted New Alinta Co the rights to require AGL Energy to acquire and assume the Gas Valpo and Wattle Point Wind Farm assets. If these options were to be exercised the impact on New Alinta Co NPAT is as detailed below.

$ in millions Date of exercise of Gas Valpo option[1]	Impact on NPAT New Alinta Co	
	Year ending 31 December 2006	Year ending 31 December 2007
30 June 2006	(2.3)	(3.5)
31 December 2006	0.0	(3.5)

$ in millions Date of exercise of Wattle Point option[2]	Impact on NPAT New Alinta Co	
	Year ending 31 December 2006	Year ending 31 December 2007
30 June 2006	(0.3)	(0.3)
31 December 2006	Not Applicable	Not Applicable

Notes:

1 The Gas Valpo option expires 12 months after the Transaction Implementation Date.

2 The Wattle Point Wind Farm option expires six months after the Transaction Implementation Date.

(iv) Subsequent event - Investment in APT units

Over the period from 16 August to 22 August 2006, Alinta acquired a total of 28.6 million units in APT for a total cost of $142.9 million, financed by a debt facility. This represents approximately 10.25% of APT. This is separate from the 30% interest in APT that will form part of New Alinta under the Recommended Proposal. As noted in Section 3.2(d), APT has commenced proceedings before the Takeovers Panel in relation to Alinta's acquisition of the 28.6 million APT units and the Takeovers Panel has issued interim orders in those proceedings

The estimated impact of this additional investment on Alinta and New Alinta Co NPAT forecasts is detailed below. The effect of Alinta continuing to hold approximately 10.25% or acquiring a further 4.75% of APT, which would take the total pro forma interest of New Alinta in APT to 40.25% or 45% respectively, is detailed below.

$ in millions	Impact on NPAT Alinta		Impact on NPAT New Alinta Co	
% investment	Year ending 31 December 2006	Year ending 31 December 2007	Year ending 31 December 2006	Year ending 31 December 2007
10.25%	(0.3)	0.6	(0.4)	0.1
15%	(0.4)	0.9	(0.1)	0.2

Notes:

1 The Alinta sensitivity reflects Alinta's share of forecast APT dividends less finance costs attributable to the acquisitions

2 Equity accounting has been applied for the New Alinta Co sensitivity reflecting New Alinta Co's entitlement to APT NPAT less finance costs.

(g) Reconciliation of New Alinta Co pro forma results to Alinta expected results for the year ending 31 December 2006

The pro forma 31 December 2006 income statement of the New Alinta Co (Figure 4.8) has been presented based on the Recommended Proposal occurring on 1 January 2006. The following table reconciles the pro forma forecast NPAT based on the Recommended Proposal occurring on 1 October 2006. To the extent that the actual acquisition date varies, the actual profit attributable to members of New Alinta Co may also vary considerably.

Figure 4.12 **Reconciliation of New Alinta Co pro forma results to Alinta expected results for the year ending 31 December 2006**

$ in millions	Year ending 31 December 2006
Alinta reported NPAT for the 6 month period 1 January 2006 to 30 June 2006	80.3
Add: Forecast NPAT of Alinta for 3 month period 1 July 2006 to 30 September 2006[2]	75.8
Add: Forecast NPAT of New Alinta Co. excluding restructuring and expensed transaction costs for 3 month period 1 October 2006 to 31 December 2006 [3]	45.0
Less: Forecast restructuring and expensed transaction costs for 3 month period 1 October 2006 to 31 December 2006[4]	(23.2)
Expected reported New Alinta Co NPAT (assuming 1 October 2006 acquisition)	**177.9**
Outside Equity Interest[5]	1.2
Profit attributable to members of the New Alinta Co	**179.1**

Notes:

1 NPAT extracted from the reviewed financial statements for the 6 month period ended 30 June 2006.

2 Forecast results for the 3 month period 1 July 2006 to 30 September 2006 are extracted from the Alinta forecast for the year ended 31 December 2006, which has been normalised and then included in the pro forma results in Figure 4.3.

3 Forecast results are included within the annual pro forma forecast per Figure 4.8.

4 Forecast restructuring and expensed transaction costs are included within the one off costs per Figure 4.1.

5 Recognition of AGL's outside equity interest's share of WA Retail Business profits/losses for the period from 1 October 2006 to 31 December 2006.

4.6 Description of synergies and restructure costs

The information and estimates included within this Section should be considered in conjunction with the sensitivity analysis included at Section 4.5(f) and the descriptions of the risks associated with the integration included in Section 5.

Alinta has been recognised by the market over recent years as being an effective integration manager, delivering significant improvements in the performance of its listed energy business and acquired businesses following its Initial Public Offering in October 2000.

Alinta has integrated the management, operations, maintenance and construction functions associated with the operation of UED's electricity network, Multinet Gas distribution network and the DBNGP. In 2004, Alinta successfully acquired and integrated the Australian and New Zealand assets of Duke Energy. In 2005, Alinta partially divested these assets at a premium to its original acquisition price, demonstrating the value adding capability of its management team.

(a) Synergies following acquisition

Alinta has completed an initial investigation and analysis on the likely cost savings and synergies that will arise through the merger of the AGL Infrastructure Assets with its existing business.

The estimated impact of the cost savings and restructuring costs is based on Alinta's industry knowledge, previous integration experience, benchmarking of information on AGL that is either available in the public domain or has been provided by the AGL Directors. The final assessment of the estimated level of cost savings and synergies which may be achieved will be determined through an operational review which will be performed immediately upon implementation of the Recommended Proposal.

These potential synergies will arise from the introduction of strategies to reduce costs across a number of the business divisions, individually but not limited to:

- reduction in the level of staffing in the asset management business as a result of the consolidation of Agility and AAM;
- commercial initiatives within the asset management business associated with the elimination of duplication and benefits associated with increased scale; and

- a review of corporate support functions, including IT platforms, administration costs, property costs and management practices.

The summary of synergies likely to be achieved is set out in Figure 4.13, on an aggregate basis.

Figure 4.13 **Expected Cost Savings (pre tax)**

$ in millions	Pro forma year ending 31 December[1]			
	2006[2]	2007	2008	2009
	22.6	55.2	58.5	60.0

Notes:

1 All figures are stated inclusive of CPI.

2 Assumes for the purposes of the pro forma financial information that the Recommended Proposal takes place on 1 January 2006. Given the expected timing of the Recommended Proposal the actual level of synergies in 2006 will vary from this amount. The impact upon the forecast New Alinta Co results is considered at Section 4.5(f)(ii).

The pro forma annual cost savings are estimated to be $22.6 million in 2006 and are expected to grow steadily until they reach a long term sustainable level of approximately $55.0 million per annum (nominal at 2005 prices) by the third year following acquisition (2009).

Set out below are the total anticipated employee reductions for each of the major functional areas of New Alinta Co:

Figure 4.14 **Breakdown of planned headcount reductions**

Functional area	Number
Corporate	28
Asset Management	338
Total	**366**

(b) One-off costs and synergy related expenditure

The summary of the estimated one-off costs required to achieve the savings forecast to be achieved are set out in the table below:

Figure 4.15 **One-off costs of implementation**

$ in millions	One-off Costs of Implementation	
	2006	2007
One-off restructuring costs[1] (pre tax)	35.6	1.9
One-off IT transition and set-up costs (pre tax)	6.7	-
Total (pre tax)	42.3	1.9
Total (post tax)	**29.6**	**1.4**

Note:

1 The majority of the restructuring costs relate to redundancy payments.

The estimated impact of synergies (together with forecast restructuring costs and related capital expenditure) is based on Alinta's industry knowledge, information on AGL that is available in the public domain or has been provided by the AGL Directors. There is therefore some uncertainty associated with the forecast financial information and actual synergies and restructuring costs which may deviate from these estimates. To reflect this uncertainty, a sensitivity analysis has been included in Section 4.5(f) to illustrate the impact on NPAT if the synergies are 25% above or below forecast.

(c) Transitional arrangements

Upon implementation of the Recommended Proposal, New Alinta Co and AGL Energy will need to operate as separate entities. During the transitionary period, the information systems environment of New Alinta Co and AGL Energy will be, in part, provided by a third party bureau services provider for information technology systems identified as "shared or significantly integrated". A Business Continuity Agreement is also contemplated for identified business functions as detailed in Section 6.4(b).

5 Risks

5.1 Introduction

There are a number of risks associated with the Recommended Proposal which may have an impact on the future performance of New Alinta and/or AGL Energy. These risks will be important for AGL Shareholders to understand. Similarly, shareholders will need to understand the operational and general investment risks facing the shareholders in New Alinta and AGL Energy.

The key risks have been presented within the following categories:

Section 5.2 - risks arising from the Recommended Proposal;

Section 5.3 - risks affecting AGL Energy's business generally;

Section 5.4 - risks affecting New Alinta's business generally, including the AGL Infrastructure Assets and AlintaAGL; and

Section 5.5 - risks affecting the general economy and stock market.

Additional risks not presently known to AGL, or if known, not considered material, may also have an adverse impact.

In deciding whether to vote in favour of the AGL Scheme, AGL Shareholders should read this Booklet in its entirety and carefully consider the risks outlined in this Section and elsewhere in this Booklet.

5.2 Risks arising from the Recommended Proposal

(a) **Restructuring risks**

Following the Transaction Implementation Date, there will be a period of time during which the business, assets, risks and liabilities of AGL Energy will need to be disengaged from those of AGL's infrastructure business.

Prior to the Transaction Implementation Date, certain AGL information systems, applications and business processes were deployed in business functions in areas such as group finance, company secretarial, human resources and property management in relation to both AGL Energy's business and the management of AGL's infrastructure assets. Following the Transaction Implementation Date, these business functions and systems will be provided either by an external bureau service provider or through the provision of operational services by each party to the other (see Section 6.4). There is a risk that the provision of business systems and functions through an external service provider and the provision of operational service arrangements by each party to the other may result in an interruption to services and the operations of AGL Energy or New Alinta.

There is a risk that separation of AGL Energy and AGL's infrastructure business will take longer than expected or may involve greater costs than anticipated and that some aspects of the separation will not be achieved in the manner anticipated or will not be possible at all in some cases.

The above risks are mitigated to the extent that the provisions of the Relationship Deed described in Section 6.3(c) are given effect to and the parties are able to achieve business continuity through obtaining bureau services from a third party provider



and providing operational services to each other. These risks are further mitigated to the extent that the key principle in the Relationship Deed relating to common use services and bureau services principles is given effect to. The key principle is that each of AGL Energy and the infrastructure business will have access to all IT infrastructure, applications and other assets necessary to operate those businesses for business continuity purposes.

(b) **General integration matters**

Both AGL and Alinta have identified costs savings and synergies arising from the Recommended Proposal. There is a risk that AGL Energy and/or New Alinta will not achieve the forecast level of cost savings and synergies. If cost savings are lower than expected or take a longer time to achieve, this could negatively affect the financial condition and operations, results or ability to conduct the business of AGL Energy and/or New Alinta (as the case may be).

(c) **Fixed merger exchange ratio**

Under the Recommended Proposal AGL Scheme Participants are being offered 0.6117 New Alinta Shares (subject to the effects of rounding) and one AGL Energy Share for each AGL Share, and Alinta Shareholders are being offered one New Alinta Share for each Alinta Share. This consideration is fixed and will not vary even if the value of Alinta Shares increases and the value of AGL Shares decreases, or vice versa, prior to the Transaction Implementation Date. The market value of New Alinta Shares and AGL Energy Shares at the time at which they are received by AGL Scheme Participants may vary from their market value on the date of the AGL Scheme Meeting.

Furthermore, there is a risk that the combined market value of an AGL Shareholder's AGL Energy Shares and New Alinta Shares after implementation of the Recommended Proposal will be less than the market value of AGL Shares before implementation of the Recommended Proposal. AGL Shareholders should note, however, that if the Recommended Proposal does not proceed, there can be no guarantee that AGL Shares will continue to trade at prices in line with recent levels.

(d) **Development of a liquid trading market**

There has not previously been a separate public market for shares in either AGL Energy or New Alinta. Accordingly, there can be no assurance that an active trading market will develop for shares in AGL Energy or New Alinta after the Recommended Proposal is implemented or that shares in AGL Energy or New Alinta will trade at a particular level in the public market following implementation of the Recommended Proposal. The AGL Board also expects that following implementation of the Recommended Proposal, a number of shareholders may seek to adjust their holdings in AGL Energy and/or New Alinta and accordingly there may be, at least in the period shortly after the shares commence trading on ASX, a more volatile market for shares in the two entities.

(e) **AGL Energy and New Alinta may not achieve an improved stock market rating**

Following implementation of the Recommended Proposal, there is a risk that neither AGL Energy nor New Alinta will achieve an improved stock market rating relative to AGL's stock market rating prior to the announcement of the Recommended Proposal. In addition if, following the implementation of the Recommended Proposal, either AGL Energy or New Alinta is trading at valuation multiples lower than comparable entities, there is a risk that AGL Energy or New Alinta (as the case may be) could become the subject of an unsolicited and opportunistic takeover offer.

(f) **Residual liabilities**

There is a risk that the mechanics of the Recommended Proposal will result in residual liabilities related to AGL Energy remaining with AGLIF or residual liabilities relating to AGLIF remaining with AGL Energy, in each case because they cannot be legally transferred.

The principal terms of the Relationship Deed are described in Section 6.3(c). Key risks that arise for New Alinta and AGL Energy under these arrangements are as follows:

- in respect of certain liabilities which cannot be, or are not, transferred, the indemnities given under the Relationship Deed are limited to claims 12 months after the Transaction Implementation Date (in the case of most types of liabilities), so there is a risk that New Alinta will continue to incur costs for liabilities associated with the AGL Energy Business after that date and AGL Energy will continue to incur costs for liabilities associated with AGL's infrastructure business after that date; and

- members of New Alinta will remain a party to a number of energy supply and derivative contracts which cannot be, or have not been, novated to AGL Energy, with the result that New Alinta will continue to be contractually obliged to perform those contracts. In addition to contractual risk, New Alinta will also retain regulatory risk associated with those contracts until such contracts are novated or expire.

  This risk is in part mitigated by indemnities, credit support and back to back arrangements provided by AGL Energy under the AGLE Separation Deed.

Section 6.3(c)(iii) describes the allocation of liability for litigation between AGL Energy and New Alinta under the Relationship Deed. Key risks arising as a result of that litigation include:

- the full potential liability under relevant litigation may not have been disclosed in the Relationship Deed or may not be capable of being ascertained at the date of the Relationship Deed;
- certain of the litigation allocated to New Alinta has the potential to disrupt the ongoing operations of New Alinta; and
- AGL Gas Networks (which will form part of New Alinta) is a defendant in certain claims by prior employees who are suffering from mesothelioma. The potential number of employees and the extent of their claims are not known and, depending on the actual period of employment, the liability is largely uninsured.

(g) **Court delays**

There is a risk the Court may not approve the Alinta Scheme and/or the AGL Scheme or that the approvals are delayed.

(h) **Regulatory**

Section 7.9. describes the Undertakings given by Alinta to the ACCC in relation to the MSP, Parmelia and Agility-APT (MSP and Parmelia) Contracts. There is a risk that the implementation of, and compliance with, the Undertakings may adversely impact on the revenue or value of New Alinta. Implementation of the Undertakings may require additional systems and management time.

There is also a risk that the proposed takeover of GasNet by APT described in Section 3.3(d) could adversely affect the ACCC undertakings and could require additional or new approvals.

(i) **Third party consents**

There is a risk that the Recommended Proposal requires the consent of one or more third parties and that such a consent cannot be obtained, or if it can be obtained, it cannot be obtained on reasonable terms and conditions. The operation of provisions requiring consent may have negative consequences for New Alinta or AGL Energy such as the loss of major contracts or assets, increased costs or the need to renegotiate financings.

5.3 Risks affecting AGL Energy's business generally

There are a number of risks which will be specific to AGL Energy as well as general investment risks, many of which are outside the control of AGL Energy. These risks may affect the financial and operating performance and condition of AGL Energy. Where practicable, risk mitigation strategies will be implemented by AGL Energy.

(a) **Key company specific risks**

(i) Risks specific to the Retail business

Retail competition

The majority of AGL Energy's retail activities are in fully contestable markets, where customers are able to choose from a number of retailers. The resultant level of customer churn, where customers switch between retailers, may be affected by the marketing activities of other retailers as well as AGL Energy. This may have an adverse impact on earnings as a result of customers transferring from AGL Energy to other retailers, and/or the discount that may be offered by AGL Energy to retain existing customers and win new customers.

Weather

The level of gas and electricity usage is sensitive to weather patterns, particularly in some of the residential and small commercial markets which AGL Energy operates in. Unseasonally warm winters and cool summers tend to reduce gas sales and electricity sales respectively and hence may have an adverse impact on earnings. While the converse weather patterns tend to increase retail sales, the wholesale cost of delivering energy during these peak times may also increase, tempering any positive impact on earnings.

Regulatory matters

The price of gas and electricity to residential and small commercial and industrial customers is currently governed by price path arrangements. AGL Energy has long term price paths in place in South Australia, Victoria and NSW, providing some revenue certainty. Earnings may be adversely impacted where any future regulated prices are not reflective of the costs and risks of purchasing and supplying energy to customers.

In Victoria and NSW, AGL Energy is responsible as a retailer of last resort in areas where it is the local retailer, whereby AGL Energy will be required to supply gas and electricity to a failed retailer's customers. These arrangements are considered by jurisdictional regulators, and to the extent they are not cost neutral, could have an adverse impact on AGL Energy's earnings.

Economic, social, environmental and industry conditions

Levels of energy usage may be adversely affected by a number of economic, social, environmental and specific industry conditions outside the control of AGL Energy. General economic downturn may reduce the business activity and energy usage of customers. Social and environmental conditions, such as the recent water restrictions in most Australian cities and towns, may reduce the use of energy. Industrial customers are sensitive to fluctuations in their specific industry, and their energy usage may be reduced by certain adverse conditions.

(ii) Risks specific to the Wholesale Electricity business

Operations

Sub-optimal asset condition, design suitability issues and major break downs may be associated with the power generation assets of AGL Energy. Some of these factors may be outside AGL Energy's control and may lead to a requirement for unplanned capital expenditure and unexpected wholesale electricity purchases. These may adversely impact cash flows and the ability of AGL Energy to pay dividends.

Rainfall and water levels

The level and timing of operation of AGL Energy's hydro generation assets will be affected by the quantity of water upstream of the power station. Severe and long term drought will reduce the ability of the hydro assets to operate when required by AGL Energy, and as a result may have an adverse impact on wholesale electricity costs.

Greenhouse

A large proportion of AGL Energy's electricity supply will consist of energy generated from coal sources, which produce high carbon emissions. If an emissions trading scheme was introduced, additional operating costs may be imposed on coal fired generators, including LYA. Pass through of higher costs of energy to retail customers due to higher generation costs arising from a carbon constraint could result in changes in consumption patterns by consumers or an increased rate of churn in the retail market. These changes could negatively impact on cash flows and revenue.

Wholesale electricity pricing

Wholesale electricity prices can vary significantly between half hour pricing intervals, and are influenced by many independent factors, including weather, customer behaviour, competitive behaviour of retailers and generators, availability of supply, actions of the market operator, and interpretation of the market rules by the market operator as well as changes in the market rules. Variations in wholesale market prices may affect the profitability of AGL Energy's retail customer portfolio and generation assets, impacting on revenue and costs.

(iii) Risks specific to the Wholesale Gas business

Wholesale gas pricing

Long term gas supply arrangements have price reset clauses which provide the opportunity to call price reviews at regular intervals over the term of the contracts, thereby ensuring that contract prices reflect the prevailing wholesale market prices.

Production

The investment in PNG oil and gas interests will expose AGL Energy to technical risks typical of the upstream petroleum industry. These risks include geological, reserves and production uncertainty, operational integrity of surface processing, storage and pipeline infrastructure, and timely execution of future development plans. These risks have been assessed and will be the subject of ongoing review by independent experts.



Currency fluctuations

A proportion of AGL Energy's revenues and expenses are sourced directly or indirectly from outside Australia, relating to the oil from the PNG Upstream Gas Project, which will be priced in US dollars.

Oil price

The PNG Upstream Gas Project will expose AGL Energy to future oil pricing risks, resulting in potential earnings volatility. AGL Energy has hedged a majority of its oil price exposure for the first four years of its investment in the project.

PNG

The PNG Gas Producers have yet to conclude FEED in relation to the PNG Upstream Gas Project. The outcome of FEED is by its nature uncertain and it may be that the conclusion of this process a decision is made not to proceed with the development of PNG gas for delivery to Australia.

At this stage, given the scaling back of FEED for the proposed PNG Australian Pipeline Project, there is no committed or available infrastructure to bring PNG gas to the eastern states of Australia and it may be that no such infrastructure is developed in the future. See Section 1.1(d)(ii) for a description of the PNG Upstream Gas Project and Section 1.1(e) for a description of the proposed PNG Australian Pipeline Project.

PNG sovereignty

AGL Energy's investment in PNG includes the acquisition of oil and gas assets located in the Southern Highlands province of PNG. There will be country and inter-jurisdictional risks that AGL Energy will face in managing and protecting the long term value of this investment.

Gas supply

There is a risk that natural gas supplies may be interrupted unexpectedly due to problems at the gas fields or the processing plants associated with them or the pipelines connecting the gas fields to AGL Energy's markets. These events are infrequent and their possible severity is mitigated by AGL Energy's access to alternative supplies from other gas fields, short term supplies held in pipelines (either the affected pipeline or other pipelines) and demand side responses from large customers with whom contractual arrangements are in place.

(b) Other company specific risks

(i) Adoption of AIFRS

The introduction of AIFRS and specifically AASB 139, may expose AGL Energy to earnings (though not cash flow) volatility and this may affect the ability of AGL Energy to pay dividends.

(ii) Counterparties and contracts

The financial performance of AGL Energy will be partially dependent on the creditworthiness of counterparties and the performance of counterparties to energy purchase and fuel supply arrangements. There is risk to AGL Energy that counterparties may be unable to meet their financial obligations, resulting in reduced cash flows.

(iii) Control

AGL Energy will have a number of investments in which it will not have a controlling interest. While AGL Energy will have a level of influence on decision making as a result of its equity holding, it will not exercise full control of those investments. This is especially the case with LYP, the 10% stake in the PNG Upstream Gas Project, Moranbah Gas Project, Sydney Basin CSM Assets, ActewAGL, APC and Elgas.

(iv) Information technology

AGL Energy will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance and financial reporting. AGL Energy will need to manage ongoing business continuity in relation to those areas of mutual dependence between New Alinta and AGL Energy. Business interruption that results in the unavailability of AGL Energy's services may reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL Energy will also need to ensure business continuity during the implementation, operation and subsequent disengagement of the bureau services and business process arrangements referred to in Section 6.4.

(v) Personnel

AGL Energy will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with AGL Energy following implementation of the Recommended Proposal. In addition, tightening labour markets may cause delays in finding suitable replacements as well as increased labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

AGL has recently embarked on a rationalisation program aimed at reducing the cost and increasing the efficiency of AGL's overheads and increasing efficiencies in the remainder of its businesses. At the date of this Booklet the additional cost savings have not been fully quantified, but will be in addition to the savings quantified in this Booklet. There are risks that additional costs savings associated with rationalisation may be lower or higher than expected and there may be a loss of corporate knowledge.

(vi) Development projects

Current development projects of AGL Energy such as those identified in Part 1 and in Figure 1.8 in Section 1 face risks with timing and cost which depend on commercial circumstances existing at the relevant time. Sufficient detailed work has not been completed to forecast accurately the cost and commercial benefit of developing these projects. Accordingly, there is no certainty that these projects will reach completion.

(vii) Gas Valpo

As stated in Section 7.4, New Alinta has an option to require AGL Energy to acquire Gas Valpo exercisable during the period commencing on the Transaction Implementation Date and ending on the first anniversary of the Transaction Implementation Date. If this option is exercised, the risks in relation to Gas Valpo specified in the first two paragraphs of Section 5.4(b)(ii), will apply to AGL Energy.

(c) Financing related risks

On implementation of the Recommended Proposal, AGL Energy will have debt of approximately $1.3 billion. It is also expected that additional debt facilities will be put in place to fund identified development and growth opportunities. AGL Energy will be subject to a number of risk factors in relation to debt financing, which are summarised below.

(i) Refinancing

Tranches of debt will need to be refinanced on various maturity dates. AGL Energy may incur increased costs if the tranches of debt cannot be refinanced on acceptable terms on or prior to their respective maturity dates.

(ii) Interest rates

It is anticipated that AGL Energy's debt will bear interest at a floating rate. AGL Energy will be exposed to adverse movements in market interest rates. It is expected that AGL Energy will adopt a policy requiring that a minimum proportion of debt that is subject to floating interest rates will be hedged for a term of five years.

(iii) Credit ratings

Standard & Poor's announced on 18 August 2006 that AGL Energy is expected to be assigned a BBB long term corporate credit rating and stable outlook if the proposed merger of AGL and Alinta, and subsequent spin out of AGL's energy business proceed under the terms and conditions expected by Standard & Poor's. A subsequent downgrade in the rating may reduce AGL Energy's capacity to access some sources of debt funding and result in higher interest costs. A downgrade may also affect AGL Energy's energy trading activities. Ratings are statements of opinion, not statements of fact or recommendations to buy, hold or sell any securities. Ratings may be changed, withdrawn or suspended at any time. In Australia, credit ratings are assigned by Standard & Poor's, which does not hold an Australian financial services licence under the Corporations Act.

(iv) Financing terms and covenants

AGL Energy's financing arrangements are expected to contain terms and conditions customarily found in financing arrangements for companies with equivalent long term credit ratings. AGL Energy will be obliged to comply with various covenants which may include financial undertakings relating to leverage and interest coverage. If AGL Energy's performance is materially below expectations, there is a risk that AGL Energy will not comply with its borrowing covenants.

(d) General risks

(i) Litigation and legal matters

Litigation risks include, but are not limited to, claims by gas and electricity users, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions. Legal actions, or the cost of defence of such actions, could reduce the earnings of AGL Energy.

AGL is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL Energy.

On 17 December 2002, AGL Wholesale Gas as buyer and AGL as guarantor, entered into two long term gas supply agreements with the Cooper Basin producers. The same producers are party to each of the contracts (although in different shares). One contract relates to the South Australian Cooper Basin and the other to the South West Queensland Cooper Basin. On 1 July 2005, Santos, as the producers' representative under the contracts, issued a notice to AGL under each of the contracts that the producers had determined to review the gas price payable by AGL Wholesale Gas under the contracts. The contracts set out a mechanism for a price review. Under this mechanism, the parties had until 1 October 2005 to reach a negotiated outcome on price, which did not occur. Accordingly, the parties have appointed arbitrators to determine a new gas price under the contracts. The arbitrators must determine the new gas price by 1 October 2006 and the new gas price will apply from 1 July 2007. AGL has, based on the factors that the arbitrators are permitted to take into account under the gas supply agreements, formed the view that the gas price under the contracts ought not increase.

(ii) Changes in law and government regulation

AGL Energy will be required to comply with over 2,300 regulatory obligations, predominantly of an operational nature covering matters such as billings, disconnections and call centre performance.

In addition, there is a risk that a government or government agency may repeal, amend or enact a new law or regulation, or issue a new interpretation of a law or regulation, which may adversely impact AGL Energy.

The regulatory reform process is underway with a view to establishing a single national regulatory framework by 30 June 2007. Whilst this is expected to create efficiencies for AGL Energy by streamlining licence obligations on matters such as marketing, billing, reporting, and dealing with customer hardship, there is a risk that the reform process may stall, delaying the benefit of these efficiencies. There is also a risk that a single national framework adopts the most onerous of existing state based regulations, with the potential to result in higher operational costs.

(iii) Force majeure

AGL Energy's operations will be exposed to unplanned interruptions caused by catastrophic events, such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are outside the control of management and known as force majeure events. Whilst many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(iv) Occupational health and safety

Under relevant legislation, AGL Energy will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose AGL Energy to penalties.

(e) Change of law

Changes in law or the interpretation of law may impact adversely on the revenue or value of the businesses of AGL Energy, including by increasing its costs.

5.4 Risks affecting New Alinta's business generally including the AGL Infrastructure Assets and the WA Retail Business

(a) New Alinta's business generally

This Section 5.4 sets out those operational risks which affect New Alinta's business generally.

AGL Shareholders are already exposed to a number of the risks, described below, as a result of having AGL Shares. Some of the risks set out below are also included in Section 5.3, which includes details of risks affecting AGL Energy's business, as they are risks which affect both AGL Energy and New Alinta.



(i) Asset management

AAM has established market and business development strategies to achieve targets for revenue and profit, set using the best market information at the time. The targets set for Agility have been set on the same basis. There is a risk that these targets will not be achieved for reasons including changes in market or competitive conditions. AAM and Agility also each have established policies, procedures and delegated authorities for establishing commercial arrangements with clients. Any failure to correctly scope, price and establish commercial arrangements for projects has the potential to impact the margins of AAM or Agility.

Any potential failure in service delivery by AAM or Agility that results in a loss may have a material impact on AAM or Agility's long term reputation as well as having commercial implications.

(ii) AIH

Alinta is a party to various agreements with AIH including the Alliance Agreement, the AIH OSA, the CSSA and the EMID (discussed in Section 3.2(c)). There is a risk that Alinta forgoes part of its management fees if AIH does not achieve certain distributable cash thresholds as set out in the Alliance Agreement. Alinta has given certain guarantees to third parties in relation to the obligations of AIH or an AIH Subsidiary. Alinta may incur liability where AIH fails to perform those obligations.

(iii) Bypass

Bypass occurs where a competitor incurs the costs of replicating portions of a distribution network or gas pipeline. Although the cost is generally prohibitive, bypassing an existing network or pipeline may, in certain circumstances, become viable. Should bypass occur, the resulting loss of gas or electricity volumes through the network may adversely impact New Alinta's revenues and cash flow.

(iv) Minority interests

New Alinta will have a number of investments in which it holds a minority interest and, as such, will not be in a position to control those investments. These include UED, Multinet Gas, DBNGP, AIH and APT.

(v) Legislative and regulatory compliance

The industries in which New Alinta will operate are subject to a wide range of legal requirements. These are embodied in legislation, regulations, and a variety of licences and legally enforceable codes, guidelines and other similar instruments. Some of these legal requirements, such as those set out in the Trade Practices Act and Corporations Act, apply to companies generally in Australia. Others are specific to the industries in which New Alinta will operate.

New Alinta, as an asset owner, will be directly accountable for compliance with the licences it holds, and with the codes, guidelines and other similar instruments that apply to it. Agility and AAM, as contractors to asset owners, are responsible for compliance on their behalf, either directly or under the terms of their service contracts. Failure to comply can result in prosecution and fines, loss of reputation, and in the worst case, cancellation of a licence to operate.

National and local environmental laws and regulations will affect the operations of New Alinta. There is a risk that a liability could be imposed on New Alinta, with adverse consequences, if there is a failure to comply with environmental laws and regulations.

(vi) Operation, maintenance and technical compliance

The long term viability of New Alinta is dependent upon efficient operation and maintenance of its businesses. New Alinta will be exposed to a number of operational risks including equipment failures and other accidents, network damage or other disasters or events of force majeure. Events may result in injury or loss of human life, employee compensation claims, damage to infrastructure and short or long term closure of part or all of the facilities, loss of customers, substantial litigation, penalties for regulatory or commercial non-compliance and environmental liability. Such events may occur for a variety of reasons including events outside the control of New Alinta.

New Alinta is responsible for health and safety issues arising from the operation of its assets. Failure to manage such issues may expose New Alinta to liability including fines and penalties. The forecasts in Section 4 of this Booklet are based on a capital expenditure profile which may prove incorrect with respect to either timing or quantum. In addition, New Alinta may incur one-off maintenance and capital expenditure to ensure consistent application of technical standards employed by Alinta across the AGL Infrastructure Assets.

Operation and maintenance standards are often prescribed by legislation. The cost of full compliance with the Electricity Safety (Electric Line Clearance) Regulations 2005 (Vic) may be a material issue for New Alinta as a result of the ESC's



Electricity Price Determination 2006 - 2010.

(vii) Market related risks

The volume of gas transported and electricity delivered through networks is dependent on end user demand and is subject to a range of variables, including economic and social conditions, adverse competition, population growth, availability of adequate supplies of gas or electricity and natural resources, industry or other issues, government policy and alternative fuels or energy sources. Usage is also very sensitive to weather patterns and periods of unseasonably warm winters and cool summers may reduce energy consumption and have an adverse impact on earnings. The prices at which an energy business buys and sells a commodity are dependent on specific market forces and returns from an energy business may reduce where either suppliers or competitors gain a more dominant position in the market.

(viii) Insurance

Insurance proceeds may not be adequate to cover all potential liabilities and losses including replacement cost, lost revenues, increased expenses or third party liability.

(ix) Government taxes and charges

There is a risk that Commonwealth, state or territory governments may alter tax regimes which may have the effect of reducing cash available for distributions to New Alinta Shareholders, or altering the tax treatment of distributions in the hands of New Alinta Shareholders.

(x) Environmental

Environmental laws affecting the operation of each business set various standards regarding certain aspects of the environment, health and safety, provide for penalties and other liabilities for the violation of such standards, and may require remediation of assets both past and future. Costs of compliance or non-compliance may be significant.

The Relationship Deed apportions environmental liabilities between AGL Energy and New Alinta.

Some AGL companies involved in AGL's infrastructure business have been operating for many decades and their activities included operating gas works. These activities have ceased. The activities are recognised, by environmental regulatory agencies as operations that may have given rise to land contamination. Under the relevant legislative regimes:

- regulatory bodies may order an appropriate person to investigate or remediate land which is contaminated (where it presents a significant risk of harm). This includes the person who caused the land to be so contaminated or, if that is not practicable, the owner of the land; and
- people (including companies) who are concerned in management of a corporation may be ordered to comply with orders served on that corporation.

A number of orders and voluntary proposals have been issued to or accepted by companies involved in AGL's infrastructure business to remediate and manage old gas works sites (including Abbotsford, Waverton, Neutral Bay and regional sites in NSW). These companies will become members of New Alinta following the implementation of the Recommended Proposal and will retain their liabilities.

There is a possibility that contamination may affect other sites that have not been identified or which were previously owned by AGL entities but are no longer held by them.

These risks are partly ameliorated by the following:

- pursuant to the Relationship Deed, AGL Energy has provided a limited warranty in relation to a list of identified contaminated sites. The warranty would permit New Alinta to take action under the Trade Practices Act if that information was provided in bad faith or includes a misrepresentation which the maker of the misrepresentation intended to be misleading at the time the document was provided; and
- the extent to which remediation and land rehabilitation costs have been provisioned for by AGL and taken into account in the valuation of the AGL Infrastructure Assets.

(xi) Changes in accounting standards

The introduction of AIFRS or changes in the interpretation of those standards which occur after the date of this Booklet may impact on the Recommended Proposal and may increase the costs associated with the Recommended Proposal and

the ongoing business of New Alinta.

(xii) Counterparty credit

AGL and Alinta are currently parties to contracts with a number of third parties and as such New Alinta will be partially dependent on the creditworthiness of those counterparties and the performance of such counterparties in the energy sector in relation to the provision of network services and energy supply by New Alinta.

(xiii) Material contracts

Non-compliance by third parties under or disputes in relation to material contracts may adversely impact earnings.

(xiv) Key customers and upstream impacts

A number of New Alinta's assets will derive their revenue from a small number of key customers. Loss of a key customer or upstream interruptions may have an adverse impact on earnings.

(xv) Reliance on key personnel

In part, New Alinta's operations rely on the continued performance, efforts, abilities and expertise of its key personnel and contractors. There are no guarantees that New Alinta will be able to retain these employees or continue to engage the services of contractors on acceptable terms.

(xvi) Interest rates

New Alinta will continue to be exposed to adverse interest rate movements to the extent that underlying borrowings have a floating interest rate exposure that may not be hedged. This is represented by the floating rate syndicated bank debt that will remain with AGL Infrastructure Assets after implementation of the Recommended Proposal.

As a result of the Recommended Proposal, New Alinta will have additional domestic and offshore borrowings that will not be effectively hedged until after the Transaction Implementation Date upon which these exposures will be managed in accordance with current Alinta policy guidelines.

There is a risk that adverse interest rate movements (including those which may occur up until the exposures are hedged after the Transaction Implementation Date) may have a negative impact on the underlying profitability of New Alinta as shown in Section 4.5(f)(i).

(xvii) Litigation

(A) General

Litigation risks include, but are not limited to, customer claims, native title claims, tenure disputes, stamp duty, environmental claims, occupational health and safety claims, legal action from special interest groups, as well as third party losses resulting from network or other asset disruption.

(B) Alinta specific issues

During the term of the Alliance Agreement, Alinta has agreed to indemnify companies in the AIH Group for any liabilities in excess of their existing accounting provisions in respect of certain stamp duty claims and the QAL Litigation.

(xviii) Licences and permits

There is a risk that New Alinta does not have, might not obtain, or might not be able to comply with, licences and permits necessary for the conduct of its business. Failure to do this may have an adverse effect on a business. The Merger Implementation Agreement provides for AGL to use best endeavours to obtain and maintain all material licences and permits required for the conduct of the AGL Infrastructure Business (as defined in the Merger Implementation Agreement), and for Alinta to use best endeavours to obtain and maintain all material licences and permits required for the conduct of the Alinta Businesses (as defined in the Merger Implementation Agreement).

(xix) Industrial action

Industrial action, renegotiations of enterprise bargaining agreements or claims by employees or their unions may interrupt New Alinta's ability to effectively use its assets.

(xx) Native title impact

The existence or declaration of native title in land may affect the existing or future activities of New Alinta and impact on operational and financial performance.

(xxi) Refinancing

Debt will be required to be refinanced on various maturity dates. If the tranches of debt cannot be refinanced on acceptable terms on or prior to the maturity dates then New Alinta may incur higher interest costs or more onerous covenants and conditions.

(xxii) Information technology

New Alinta will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance, asset management and financial reporting. Systems interruption that results in the unavailability of New Alinta's services will reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. Contingency planning and disaster recovery capabilities will be designed to mitigate this risk.

(xxiii) Change of law

Changes in law or the interpretation of law may impact adversely on the revenue or value of the businesses of New Alinta, including by increasing its costs.

(xxiv) Foreign currency

As a result of the Recommended Proposal New Alinta will have additional borrowings that are denominated in a foreign currency and as a result will be exposed to movements in exchange rates. These movements may increase the costs and financial risks inherent in the business. Whilst it is intended to reduce this risk via hedging of this currency exposure, a residual exposure may exist.

(b) AGL Infrastructure Assets

In addition to the general risks in relation to New Alinta set out in Section 5.4(a), AGL Shareholders will, through their holding in New Alinta continue to be exposed to the existing specific risks relating to the AGL Infrastructure Assets described below.

(i) Regulatory matters

Prior to the next regulatory resets being effective from 1 July 2010 and 1 January 2011 respectively, New Alinta will make submissions to the regulator in relation to price movements for distribution services in relation to the NSW gas and Victorian electricity networks. However, the final decision may differ from what is proposed in those submissions, which in turn may result in an adverse effect on cash flows.

The bulk of assets owned by ActewAGL and many of those owned by APT are also subject to regulation. It flows that New Alinta's returns from its investments in ActewAGL and APT are subject to the effects of the regulatory decisions that apply to assets owned by those entities.

As a result of this regulatory framework, New Alinta will be subject to periodic pricing resets by regulators and any decreases in allowed network charges could affect New Alinta's operational results.

(ii) Gas Valpo

Since 2004, Gas Valpo has suffered gas supply restrictions imposed by Argentina. Gas Valpo has contracted supplies that will provide some protection of its position. In addition, Gas Valpo has continued to develop initiatives to minimise the overall impact of continuing gas restrictions from Argentina on industrial customers, including energy swaps and sourcing alternate gas suppliers. However, political influences beyond the company's control may create uncertainty over Gas Valpo's ability to obtain gas from Argentina and otherwise manage the gas supply restrictions. New Alinta will face country and sovereignty risks in managing and protecting the value of its investment.

The majority of gas supplies in Chile are sourced from Argentina, which in turn sources approximately 6% of its own gas requirements from Bolivia. On 1 May 2006, the Bolivian Government announced the nationalisation of its energy industry. The announcement provides for the Bolivian Government to compulsorily increase its ownership to 51% of affected energy businesses, including international gas production companies, present in Bolivia. In late June 2006, the Argentine Government reached agreement with Bolivia to pay an increase of 48% for gas imported from Bolivia. In turn, Argentina has passed legislation to increase the cost of gas exported to Chile. This increase may have a negative effect on the earnings of Gas Valpo.

(iii) ActewAGL

There is a risk that the bundled nature of the ActewAGL business will be adversely affected by the separation of the retail partnership and the distribution partnership from common ownership under AGL.

There is also a risk that decisions by AGL Energy in respect of retail matters may adversely affect New Alinta in relation to distribution matters and vice versa. These risks may be mitigated by the terms of the agreements between ACTEW Corporation and AGL Energy which give effect to the separation (see Section 7.8).

There is a risk that the bundled nature of the ActewAGL business may not be capable of being separated between AGL Energy and New Alinta without the consent of ACTEW Corporation or, that consent might not be available on terms and conditions acceptable to AGL Energy or New Alinta. The continued operation of the ActewAGL business in those circumstances may expose New Alinta to risks related to the retail business to the extent that those risks cannot be mitigated by undertakings from AGL Energy.

(iv) Wattle Point Wind Farm Off Take and Asset Management Deed

Under the terms of the Off Take and Asset Management Deed, AGL Energy will assume the market risks of dealing in the NEM and the risks associated with the operation and maintenance of Wattle Point Wind Farm during the term of the Off Take and Asset Management Deed. For New Alinta the key risk is the standard of performance of AGL Energy's obligations and the impact it has on the economic life of the asset.

(v) Joint venture matters

The key terms of the AlintaAGL joint venture documents are described in Section 7.2.

There is a risk (which applies in joint ventures generally) that the management and operation of a previously 100% owned business by a joint venture can alter the business outcomes. This typically arises due to restrictions included in the shareholders agreement, which will typically provide that a unanimous decision is required for some decisions that would have been made by the previous owner alone, including decisions required for the expansion of the business.

(vi) TransACT

AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility which, as at 1 August 2006, was drawn to $24.5 million. After the Transaction Implementation Date, AGLIF will continue to provide a guarantee in support of the bank facility which could increase to the facility limit, namely $25 million.

(c) AlintaAGL

The risks in this Section 5.4(c) relate to AlintaAGL, which will be owned 67% by New Alinta and 33% by AGL Energy following the implementation of the Recommended Proposal. As a consequence, the risks set out below are not risks currently faced by AGL Shareholders, although they are similar to the business risks relating to AGL Energy described in Section 5.3.

(i) Retail

FRC in the WA gas market applied practically from 31 May 2004 and contestability for all electricity customers consuming in excess of 50 MWh per annum was introduced on 1 January 2005.

There is a risk that if Synergy (and to a lesser extent, Verve Energy) is fully able to compete in the gas market and the number of contestable customers Synergy has access to increases, the total number of gas customers serviced by AlintaAGL may reduce. This risk may be mitigated if AlintaAGL increases the number of electricity customers it supplies and/or this market also becomes fully contestable on the same timetable. In addition, existing contractual arrangements with customers will minimise the short term impact of customer churn in gas customers to further mitigate this risk.

The wholesale electricity market in WA has not yet commenced. There is a risk that the wholesale electricity market and the related bilateral contract market will operate in a manner different from that anticipated, which may affect the expected returns.

(ii) Power generation development

There is a risk that the cogeneration unit under construction and those units that have been approved but are not yet in construction, may have greater than expected lead times (for items such as the gas turbines) and so may experience delays, greater than expected costs or lower than expected margins associated with the construction, operation and financing of these projects.

There is also a risk that the regulated capacity payments underpinning the construction of new power projects, including two new units at Wagerup, will be less than forecast.

(iii) General

There is a risk that the future conduct of the AlintaAGL business will be adversely affected by the terms of the joint venture arrangements described in Section 7.2 and, in particular following the exercise of the first call option by AGL Energy, an inability to reach agreement on significant matters.

5.5 Risks affecting the general economy and stock market

(a) **General**

The performance of AGL Energy and New Alinta, and the price at which shares in those entities may trade on ASX may be determined by a range of factors including movements in the local and international equity and bond markets and general investor sentiment in those markets, recommendations by brokers and analysts, inflation, interest rates, exchange rates, general economic conditions and outlooks, availability of skilled workforce, changes in government, fiscal, monetary and regulatory policies, prices of commodities (including oil), global geo-political events and hostilities and acts of terrorism, announcement of new technologies and changes in the supply of and demand for utilities stocks. Certain of these factors could affect the trading price of AGL Energy Shares and/or New Alinta Shares, regardless of operating performance.

(b) **Credit ratings**

Credit ratings applicable to New Alinta and AGL Energy may change as a consequence of a change in operating performance or capital structure.

(c) **Asset value**

There is a risk that the realisable value of an asset may be less than its book or quoted value and shareholders may not be able to realise the value of their investment or the operational and growth requirements of New Alinta or AGL Energy will be unable to be met.

6 Implementation of the Recommended Proposal

6.1 Overview of the Recommended Proposal

If the Recommended Proposal is implemented AGL Energy will be wholly owned by existing AGL Shareholders (other than the Alinta Group) and will consist of the AGL Energy Business including a 33% interest in AlintaAGL, which will operate Alinta's WA Retail Business. In addition, AGL Energy will have the right to acquire the remaining 67% of AlintaAGL over a five year period.

AGL Energy is currently a Subsidiary of AGL and will become a separate listed company when the Recommended Proposal is implemented and will be known as "AGL". Further information in relation to AGL Energy, including its intended 33% interest in AlintaAGL is set out in Sections 1 and 2. Further information in relation to AGL Energy's right to acquire the remaining 67% of AlintaAGL is set out in Section 7.2.

If the Recommended Proposal is implemented New Alinta Co, which will change its name to Alinta Limited, will be 54% owned by Alinta Shareholders and 46% owned by AGL Shareholders (other than the Alinta Group). In addition to Alinta's infrastructure business, New Alinta Co will own the AGL Infrastructure Assets. Further information in relation to New Alinta following implementation of the Recommended Proposal is set out in Sections 3 and 4.

The treatment of the Alinta Group in its capacity as an AGL Shareholder is explained in Section 6.2(b)(iv).

6.2 Description of the Recommended Proposal

(a) **Preparatory steps and asset reorganisations**

(i) Introduction

AGL, Alinta, New Alinta Co, New Alinta Sub and AGL Energy have entered into the Transaction Implementation Deed. The Transaction Implementation Deed sets out the steps required to implement the Recommended Proposal, including the AGL Restructure and the Alinta Restructure. These internal restructures will be completed on or before the Transaction Implementation Date. The purpose of the restructures is to ensure that AGL Energy and New Alinta Co own the companies and businesses described in Sections 1 and 3 respectively after the Transaction Implementation Date.

(ii) New Alinta Co

The issued capital of New Alinta Co as at the date of this Booklet is two New Alinta Shares. Those shares are held by Bob Browning and Paul Anthony who have each subscribed for one New Alinta Share at $10.80 per share.

The New Alinta Board as at the date of this Booklet comprises three AGL executives and three Alinta executives. They are Paul Anthony, Paul McWilliams and Robert Casamento (representing AGL) and Bob Browning, Stephen Pearce and Murray King (representing Alinta). On the Transaction Implementation Date, the New Alinta Board will be reconstituted as noted in Section 3.6(a).

New Alinta Co owns all of the units in a trust (**New Alinta Trust**), of which New Alinta Trustee, a wholly owned Subsidiary of New Alinta Co, is the trustee.

New Alinta Trust in turn owns all of the shares in New Alinta Sub, a company incorporated in Victoria.

New Alinta Co will elect to form a tax consolidated group.

Figure 6.1 depicts the structure of New Alinta as at the date of this Booklet.

Figure 6.1


Paul Anthony
Bob Browning
New Alinta Shares
New Alinta Co
New Alinta Trust
New Alinta Trustee
New Alinta Sub

(iii) AGL Restructure

The AGL Restructure will be completed on or before the Transaction Implementation Date. The main steps in the AGL Restructure are:

- the transfer of shares in various AGL companies which conduct the AGL Energy Business from companies which will form part of New Alinta to AGL Energy;
- the transfer of shares in various AGL companies which hold the AGL Infrastructure Assets from companies which will form part of AGL Energy to AGL companies which will form part of New Alinta; and
- the transfer of assets and liabilities (including contractual rights and obligations, trade marks and other intellectual property) relating to the AGL Energy Business which are owned by AGL companies which will form part of New Alinta to AGL Energy (including certain rights of APT and Petronas in respect of the proposed PNG Australian Pipeline Project).

After completion of the AGL Restructure, the following AGL Infrastructure Assets will be held by AGL companies which will form part of New Alinta:

- AGL's NSW gas distribution network;
- AGL's Victorian electricity distribution business;
- Agility;
- the Cawse Cogeneration Plant;
- the Wattle Point Wind Farm;
- Gas Valpo;
- AGL's 50% interest in the ActewAGL distribution partnership; and
- 84,054,326 units issued in APT held as at the date of this Booklet together with any additional units in APT issued to AGL

under APT's distribution reinvestment plan in respect of APT's distributions before the Transaction Implementation Date.

The transactions referred to above will be undertaken at book value in accordance with AGAAP/AIFRS (unless otherwise agreed) and will not be on arm's length terms. For example, the terms of the transfers do not and will not contain warranties that might ordinarily be obtained from arm's length third party sellers. The only substantive warranties to be given are certain warranties as to title and capacity. Further, AGL and AGL Energy will agree that the maximum amount that each will be able to recover against the other in respect of all such claims is the aggregate purchase price paid for the relevant shares or assets.

The share and asset transfers which constitute the AGL Restructure will be funded by intercompany loans. When these transfers have been completed, all intercompany debt between AGL Energy and AGL will be consolidated into a single loan from AGL Energy to AGL. The loan will be effectively repaid through AGL Energy agreeing with AGL that it will issue AGL Energy Shares under the Buy Back and by the drawdown of funds by AGL Energy under new financing arrangements to be put in place on implementation of the Recommended Proposal (**AGL Energy External Debt Facility**). This process will be completed on the Transaction Implementation Date.

The structure of the AGL Group after the AGL Restructure is represented in Figure 6.2.

Figure 6.2


AGL Shareholders
AGL
AGL Infrastructure Assets
AGL Energy Assets

(iv) Alinta Restructure

Prior to the Transaction Implementation Date, Alinta will conduct a reorganisation of its assets in order to establish AlintaAGL. Alinta Cogeneration Pty Ltd, an existing Alinta Subsidiary that is the holding company for Alinta's cogeneration assets, will be renamed AlintaAGL.

AlintaAGL will hold the WA Retail Business comprising:

- Alinta Sales (including all relevant WA wholesale gas supply and transmission agreements but not the WLPG Arrangements and the Tolling Agreement) at the Transaction Implementation Date; and
- WA Cogeneration, which is all current and future rights and interests Alinta has to continue to develop co-generation facilities on the sites of Alcoa's WA alumina refineries (and the economic benefit of those rights and assets until they are transferred).

AlintaAGL will be financed with a combination of loan notes and ordinary shares.

In addition, Alinta:

- has given a conversion notice to holders of Alinta RePS in relation to the conversion of the Alinta RePS into Alinta Shares; and
- will enter into arrangements to cancel options to acquire Alinta Shares in exchange for the issue of options to acquire New Alinta Shares.

The structure of Alinta and its businesses after its internal reorganisation is represented diagrammatically in Figure 6.3.

Figure 6.3


Alinta Shareholders
Alinta
WLPG Arrangements
AlintaAGL
Alinta Infrastructure Assets
WA Retail Business

(v) AlintaAGL

AGL Energy will obtain its initial 33% interest in AlintaAGL by subscribing for shares and loan notes in the holding company for the WA Retail Business for $367 million. Those subscriptions will take place on the Transaction Implementation Date following the implementation of the Schemes and the Buy Back. AGL Energy will draw down funds under the AGL Energy External Debt Facility in order to fund these subscriptions.

(vi) Flow of funds and debt

Under the Recommended Proposal, AGL Energy will effectively assume the debt obligations of AGL to the extent they exceed $3.104 billion and the debt obligations of Alinta to the extent of $970.32 million.

AGL Energy will satisfy these obligations by borrowing approximately $1.3 billion under the AGL Energy External Debt Facility.

The effect of the funds flow described above on the debt positions of Alinta, AGL and AGL Energy is illustrated in Figure 6.4. For the purposes of the illustration figures have been rounded to the nearest hundred million dollars.

Figure 6.4

Debt position before Recommended Proposal $bn		Debt position after Recommended Proposal $bn	
Alinta	1.2	New Alinta	3.3
AGL	3.4	AGL Energy	1.3
Total	**4.6**	**Total**	**4.6**

Following implementation of the Recommended Proposal, there will be no indebtedness between AGL Energy and New Alinta other than indebtedness arising in the ordinary course of business and loan notes issued by AlintaAGL to AGL Energy.

(vii) Dividends

AGL has declared a final dividend of 36.5 cents per AGL Share in relation to the financial year ended 30 June 2006 (**Final Dividend**). The record date for the Final Dividend is anticipated to be 8 September 2006 and the anticipated payment date for the Final Dividend is 22 September 2006.

Also, AGL will pay a dividend in relation to the period commencing 1 July 2006 and ending on the Transaction Implementation Date (**Transaction Dividend**). The purpose of the Transaction Dividend is to ensure that AGL Shareholders obtain the benefit of the profits of AGL's businesses up to the Transaction Implementation Date.

Assuming that the timetable for the Recommended Proposal does not vary from the current timetable (which provides for the Transaction Implementation Date as being 25 October 2006), the amount of the Transaction Dividend will be 25.5 cents per AGL Share.

The record date for the Transaction Dividend will be 7.00pm on 16 October 2006. The Transaction Dividend will be paid to AGL Shareholders on 23 October 2006.

If the timetable for the Recommended Proposal changes, AGL will provide updated information in relation to this dividend by announcements to ASX.

It is expected that both the Final Dividend and the Transaction Dividend will be fully franked.

(b) **Elements of the Recommended Proposal**

The Recommended Proposal has three key elements:

- the Alinta Scheme;
- the AGL Scheme; and
- the Buy Back.

For the Recommended Proposal to proceed, Alinta Shareholders must vote in favour of the Alinta Scheme by the majority referred to in Section 6.2(c). In addition, two meetings of AGL Shareholders must vote in favour of the AGL Scheme. The first of these meetings will be a meeting of AGL Shareholders excluding the Alinta Group (referred to as the AGL Scheme Meeting) and the second will be a meeting of the Alinta Group only (referred to as the Excluded AGL Shareholder Meeting).

At both of these meetings the relevant AGL Shareholders must vote in favour of the AGL Scheme by the majority referred to in Section 6.2(c).

The two meetings of AGL Shareholders are required because AGL Shareholders (other than the Alinta Group) will receive New Alinta Shares, Converting Shares and AGL Energy Shares under the Recommended Proposal whereas the Alinta Group will not receive these Shares. Because these two shareholder groups are treated differently under the AGL Scheme, the Corporations Act requires that they each separately approve the AGL Scheme.

Both Schemes must also be approved by the Court and, if the necessary shareholder and Court approvals are obtained, will be binding on each shareholder of Alinta or AGL (as the case may be) regardless of whether a particular shareholder either did not vote in relation to the relevant Scheme or voted against the relevant Scheme.

The Alinta Scheme and the AGL Scheme are interconditional which means that neither will proceed without the other. The AGL Scheme will be implemented immediately after the Alinta Scheme is implemented. AGL Shareholders do not need to approve the Alinta Scheme and cannot vote in relation to the Alinta Scheme (unless they are also Alinta Shareholders).

The Buy Back will be undertaken, to achieve the issue of AGL Energy Shares to AGL Shareholders (other than the Alinta Group). The terms of the Buy Back Agreement will be approved for the purposes of section 257D of the Corporations Act by Paul Anthony and Bob Browning as New Alinta Co's ordinary shareholders, prior to the Second Court Date. The Buy Back will not require any other shareholder approval and will occur automatically if the Schemes are implemented (see Section 6.2(b)(iii) for further information).

For the Recommended Proposal to be implemented, a number of additional conditions to the Alinta Scheme and the AGL Scheme must either be satisfied (or waived). Further details of these conditions are set out in Section 6.2(d) in relation to the AGL Scheme. The Alinta Scheme has similar conditions.

The Recommended Proposal as it relates to AGL incorporates a number of key dates:

- the AGL Scheme Effective Date, which is the date on which the Court order approving the AGL Scheme takes effect. This is expected to occur no later than 11 October 2006. The Alinta Scheme will also take effect on this date;
- the AGL Scheme Record Date, which is the date on which entitlements to participate in the AGL Scheme are determined. The AGL Scheme Record Date will be five Business Days after the AGL Scheme Effective Date. It is anticipated to be 18 October 2006. The procedure for determining who is entitled to participate in the AGL Scheme is described in Section 6.2(e);

- the Transaction Implementation Date (also referred to as Completion), which is the date on which completion of the Recommended Proposal will occur. The Transaction Implementation Date is anticipated to be 25 October 2006. The Transaction Implementation Date will be 10 Business Days after the AGL Scheme Effective Date, or a later date agreed between Alinta and AGL. Further details of the events which will occur on the Transaction Implementation Date are set out in Section 6.2(g).

It is also anticipated that 11 October 2006 will be the last day AGL Shares trade on ASX with an entitlement to participate in the AGL Scheme. It is anticipated that New Alinta Shares and AGL Energy Shares will commence trading (initially on a deferred settlement basis) on 12 October 2006.

(i) Alinta Scheme

Under the Alinta Scheme, all of the Alinta Shares will be transferred to New Alinta Sub and Alinta Scheme Participants will be entitled to receive one New Alinta Share for each of their Alinta Shares.

(ii) AGL Scheme

(A) Introduction

Under the AGL Scheme, all of the AGL Shares (other than the Excluded AGL Shares held by the Alinta Group) will be transferred to a Subsidiary of New Alinta Co, New Alinta Sub, and AGL Scheme Participants will be entitled to receive the AGL Scheme Consideration for each AGL Share held at the AGL Scheme Record Date.

(B) AGL Scheme Consideration

Each AGL Scheme Participant will be entitled to receive 0.6117 (rounded to four decimal places) New Alinta Shares for each AGL Share and one Converting Share for each AGL Share. Any fractional entitlement of an AGL Scheme Participant to a part of a New Alinta Share will be rounded up or down to the nearest whole number of New Alinta Shares with fractions of 0.5 rounded up to the nearest whole number.

The treatment of Ineligible Overseas AGL Shareholders under the AGL Scheme is described in Section 6.2(h).

The treatment of the Alinta Group in its capacity as an AGL Shareholder is explained in Section 6.2(b)(iv).

The AGL Scheme Consideration will be provided to AGL Scheme Participants on the Transaction Implementation Date. It is anticipated that the Transaction Implementation Date will be 25 October 2006.

The calculation of the entitlement of AGL Scheme Participants to New Alinta Shares is explained in Schedule 2 of the Merger Implementation Agreement and is equal to the Net Merger Value described in Part 1 of Schedule 2 to the Merger Implementation Agreement divided by $10.80.

The AGL Scheme of Arrangement is set out in Annexure A.

(iii) Buy Back

Under the Buy Back, New Alinta Co will buy back all of the Converting Shares issued to AGL Scheme Participants under the AGL Scheme. The Buy Back will occur on the Transaction Implementation Date but following the issue of the Converting Shares to AGL Scheme Participants.

As consideration for the transfer to New Alinta Co of each Converting Share, AGL Energy will allot and issue AGL Energy Shares to Buy Back Participants on the basis of one AGL Energy Share for each Converting Share bought back. The issue of AGL Energy Shares is subject to the condition precedent that AGL Energy has been admitted to the official list of ASX.

The treatment of Ineligible Overseas AGL Shareholders is described in Section 6.2(h).

The terms of issue of the Converting Shares set out in the New Alinta Constitution will provide for the shares to be bought back by New Alinta Co on the terms and subject to the conditions contained in the Buy Back Agreement, immediately following their issue. A summary of the Buy Back Agreement is contained in Section 6.8.

After the implementation of the Buy Back, the corporate structures of New Alinta and AGL Energy will be as shown in Figure 6.5.

Figure 6.5



AGL Shareholders
Alinta Shareholders
c. 46%
c. 54%
AGL Energy
100%
New Alinta Co
New Alinta Trust
100%
AGL Energy Assets
33%
New Alinta Sub
82.7%
17.3%
Alinta
67%
AGL
AlintaAGL
WLPG Arrangements
Alinta Infrastructure Assets
AGL Infrastructure Assets
WA Retail Business

(iv) Alinta Group and the AGL Scheme

(A) Excluded AGL shares

The Alinta Group will not participate in the AGL Scheme in relation to the Excluded AGL Shares. This means that following implementation of the Recommended Proposal the Alinta Group will not have any interest in AGL Energy. It also means that Alinta will continue to hold the Excluded AGL Shares as indicated in Figure 6.5.

New Alinta Sub will also hold all the Alinta Shares as a result of the implementation of the Alinta Scheme.

(B) Options granted by Alinta

As at the date of this Booklet members of the Alinta Group are the registered holders of 90,904,997 AGL Shares. On 2 March 2006 members of the Alinta Group entered into certain option deeds in respect of a total of 12 million of these AGL Shares (**Option Shares**). Copies of the option deeds were annexed to a substantial shareholding notice lodged by Alinta with ASX on 27 March 2006.

The terms of the option deeds give option holders the right to call for the Alinta Group to sell all or some of the Option Shares to them during a 5 business day period commencing on the first business day after the Court orders that the AGL Scheme Meeting be convened (**Call Right**). If the option holders exercise the Call Right then the Option Shares acquired by the option holders from the Alinta Group will participate in the AGL Scheme if the AGL Scheme is approved by AGL Shareholders and the Court. Accordingly, it will not be possible for the Option Shares to be effectively cancelled under the Recommended Proposal in the way that the remainder of the other AGL Shares held by the Alinta Group will be effectively cancelled.

In view of the above Alinta and AGL have agreed that:

- if the AGL Scheme is approved by AGL Shareholders and the Court, the Option Shares will participate in the AGL Scheme regardless of whether or not the option holders exercise the Call Right;
- to the extent that the option holders exercise the Call Right, Alinta will receive the agreed exercise price from the option holder in respect of the relevant Option Shares which will then be transferred to the option holder. The option holders will then participate in the AGL Scheme in the same manner as any other AGL Scheme Participant;

- to the extent that the option holders do not exercise the Call Right in respect of all Option Shares, then Goldman Sachs JBWere Pty Limited (**GSJBW**) and UBS AG, Australia Branch (**UBS**) (or their respective related bodies corporate) will acquire the outstanding Option Shares from the Alinta Group at a price of $19.14 per share. These outstanding Option Shares will be transferred to GSJBW and UBS immediately prior to the AGL Scheme Record Date but after the record date for the Transaction Dividend. The outstanding Option Shares acquired by GSJBW and UBS will then participate in the AGL Scheme like all other AGL Shares held by AGL Scheme Participants; and
- GSJBW and UBS will then sell the AGL Energy Shares and New Alinta Shares that they are issued under the AGL Scheme by way of placement or sale on-market under an arrangement entered into with AGL Energy.

Fees will be payable by the parties to these arrangements for performing their respective obligations.

Alinta will not exercise the voting rights attached to the Option Shares to vote in relation to the AGL Scheme.

(c) Procedures – meetings and Court hearings

In accordance with an order of the Court dated 28 August 2006, AGL Shareholders (other than the Alinta Group) will be asked to pass a resolution approving the AGL Scheme at the AGL Scheme Meeting to be held on 6 October 2006 at City Recital Hall, Angel Place, Sydney commencing at 10.30am. The notice convening the AGL Scheme Meeting is set out in part 1 of Section 10.

At a meeting immediately following the AGL Scheme Meeting (the Excluded AGL Shareholder Meeting) Alinta GH in its capacity as holder of the Excluded AGL Shares will be asked to pass a resolution approving the AGL Scheme. The notice convening the Excluded AGL Shareholder Meeting is set out in part 2 of Section 10.

For the AGL Scheme to proceed:

- the AGL Scheme must be approved at the AGL Scheme Meeting by a majority in number of the AGL Shareholders other than the Alinta Group voting (whether in person or by proxy) at the AGL Scheme Meeting, who must together hold at least 75% of the votes cast on the resolution. Voting at the AGL Scheme Meeting will be by poll; and
- the AGL Scheme must be approved by the same majority of the holder of the Excluded AGL Shares. As all the Excluded AGL Shares are held by Alinta GH, this means that the resolution must be approved by that holder.

The voting majorities required for the Alinta Scheme to proceed are similar to those for the AGL Scheme except that there will only be one meeting of Alinta Shareholders. In other words, the Alinta Scheme must be approved by a majority in number of the Alinta Shareholders voting (whether in person or by proxy) at the Alinta Scheme Meeting, who must together hold at least 75% of the votes cast in relation to the resolution to approve the Alinta Scheme.

(d) Conditions precedent to implementation of the AGL Scheme

The AGL Scheme will become binding on AGL and AGL Shareholders only if the following conditions are satisfied (or waived by AGL and/or Alinta and/or New Alinta Co as required by the Merger Implementation Agreement):

(i) Schemes Effective: the Alinta Scheme and the AGL Scheme become Effective by 31 December 2006, or such later date agreed by AGL and Alinta in writing;

(ii) Orders and injunctions: no temporary restraining order, preliminary or permanent injunction or other order is issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the AGL Scheme or the Alinta Scheme is in effect at 8.00am on the Second Court Date;

(iii) ATO class ruling: by 8.00am on the Second Court Date, a class ruling (or class rulings) is published by the ATO confirming that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of sub division 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders;

(iv) No regulatory intervention: before 8.00am on the Second Court Date, no regulatory authority has issued an order, decree or ruling permanently enjoining, restraining or otherwise prohibiting New Alinta Co or Alinta from acquiring an ownership interest in, or the assets owned by, AGL at the time from which the AGL Scheme is implemented including, the AGL Infrastructure Assets, and that such order, decree, ruling, other action or refusal has become final and non-appealable;

(v) No breach or termination: there has been no material breach or termination of the Merger Implementation Agreement before 8.00am on the Second Court Date;

(vi) No material adverse change: there has been no AGL Infrastructure Material Adverse Change (as that term is defined in the Merger Implementation Agreement) before 8.00am on the Second Court Date;

(vii) No material acquisitions and disposals: except for certain excluded matters no material acquisition or disposal has occurred in relation to the AGL Infrastructure Businesses (as that term is defined in the Merger Implementation Agreement) without Alinta's prior written consent before 8.00am on the Second Court Date;

(viii) Consent of third parties: by 8.00am on the Second Court Date, every person who has or will have a right under any agreement or arrangement which is material in the context of the AGL Infrastructure Businesses (as that term is defined in the Merger Implementation Agreement) or the AGL Energy Business (as that term is defined in the Merger Implementation Agreement) or to which AGL or a controlled entity is a party, which could result in the agreement or arrangement being terminated or varied or action taken under it, provides to the applicable AGL company their consent to the change in control or an enforceable, irrevocable and unconditional release or waiver of the relevant right or rights and a copy of the consent or release is provided to Alinta;

(ix) Prescribed occurrence: there has been no AGL Prescribed Occurrence (as that term is defined in the Merger Implementation Agreement) before 8.00am on the Second Court Date other than as required or contemplated by the Merger Implementation Agreement or other Transaction Documents;

(x) Alinta representations and warranties: the representations and warranties of Alinta in the Merger Implementation Agreement that are qualified as to materiality are true and the representations and warranties of Alinta in the Merger Implementation Agreement that are not qualified by materiality are true in all material respects, in each case as at the date of the Merger Implementation Agreement and at 8.00am on the Second Court Date and a certificate confirming this and certain other matters set out in the Merger Implementation Agreement is provided by Alinta to AGL by 9.00am on the Second Court Date;

(xi) AGL and AGL Energy representations and warranties: the representations and warranties of AGL and AGL Energy in the Merger Implementation Agreement that are qualified as to materiality are true and the representations and warranties of AGL and AGL Energy in the Merger Implementation Agreement that are not qualified by materiality are true in all material respects, in each case as at the date of the Merger Implementation Agreement and at 8.00am on the Second Court Date and a certificate confirming this and certain other matters set out in the Merger Implementation Agreement is provided by AGL and AGL Energy to Alinta by 9.00am on the Second Court Date;

(xii) New Alinta Co representations and warranties: the representations and warranties of New Alinta Co in the Merger Implementation Agreement that are qualified as to materiality are true and the representations and warranties of Alinta in the Merger Implementation Agreement that are not qualified by materiality are true in all material respects, in each case as at the date of the Merger Implementation Agreement and at 8.00am on the Second Court Date and a certificate confirming this and certain other matters set out in the Merger Implementation Agreement is provided by New Alinta Co to Alinta and AGL by 9.00am on the Second Court Date;

(xiii) Directors' recommendation: before the AGL Scheme Meeting, a majority of the AGL Directors do not change or withdraw their recommendation to AGL Shareholders to vote in favour of the AGL Scheme;

(xiv) ASX - AGL Energy: ASX approves the admission of AGL Energy to the official list of ASX and grants permission for official quotation of the AGL Energy Shares on ASX, subject only to the AGL Scheme becoming Effective and such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) as are acceptable to AGL and AGL Energy; and

(xv) ASX – New Alinta Co: ASX approves the admission of New Alinta Co to the official list of ASX and grants permission for official quotation of the New Alinta Shares on ASX, subject only to the AGL Scheme and the Alinta Scheme becoming Effective and such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) as are acceptable to AGL, Alinta and New Alinta Co.

(e) Determination of entitlements

For the purpose of determining which AGL Shareholders are eligible to participate in the AGL Scheme, dealings in AGL Shares will be recognised only if:

- in the case of dealings of the type to be effected using CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the AGL Scheme Record Date; and

- in all other cases, registrable transfer or transmission applications in respect of those dealings are received by the AGL Share Registry on or before the AGL Scheme Record Date.

For the purposes of determining entitlements under the AGL Scheme, AGL will not accept for registration or recognise any transfer or transmission application in respect of AGL Shares received after the AGL Scheme Record Date. AGL will use the AGL Share Register in the manner described above to determine the entitlements of AGL Shareholders under the AGL Scheme.

AGL Scheme Participants who receive Converting Shares under the AGL Scheme will be entitled to participate in the Buy Back and will be issued with AGL Energy Shares.

(f) Effect of Recommended Proposal on AGL share and incentive plans

Details of the effect of the Recommended Proposal, including the AGL Scheme, on participants in AGL's current share and incentive plans are set out in Section 9.1.

(g) Timetable for implementing the Recommended Proposal

An indicative timetable setting out the important dates for the Recommended Proposal and in particular the AGL Scheme, is listed in the front of this Booklet. Timing of the events referred to below could change for a number of reasons, including delay in obtaining AGL Shareholder or Court approval in relation to the AGL Scheme or Alinta Shareholder or Court approval in relation to the Alinta Scheme.

In summary, if the AGL Scheme is approved and all other conditions of the AGL Scheme are satisfied or waived:

- the Court will be asked to approve the AGL Scheme pursuant to section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the AGL Meetings. It is expected that this hearing will be held on or about 9 October 2006;
- if the Court approves the AGL Scheme, the AGL Scheme Effective Date will be the date the Court order approving the AGL Scheme takes effect. Ordinarily, this would be the date on which the order is lodged with ASIC. It is expected that this will occur on or about 11 October 2006 (being the second Business Day immediately after the Court order is expected to be made);
- AGL will notify ASX when the AGL Scheme becomes Effective;
- at the opening of trading on ASX on the first Business Day following the AGL Scheme Effective Date (expected to be 11 October 2006), AGL Shares will cease trading on ASX with an entitlement to the AGL Scheme Consideration (that is, purchasers of AGL Shares prior to that date will be entitled to receive the AGL Scheme Consideration under the AGL Scheme, provided they remain on the AGL Share Register on the AGL Scheme Record Date);
- on the Transaction Implementation Date:
  - subject to the condition precedent that New Alinta Co has been admitted to the official list of ASX, New Alinta Co will issue the New Alinta Shares and Converting Shares to AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders);
  - New Alinta Co will register or cause to be registered the AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) as holders of the New Alinta Shares and Converting Shares to which the AGL Scheme Participants are entitled under the AGL Scheme;
  - subject to the condition precedent that AGL Energy has been admitted to the official list of ASX, AGL Energy will issue the AGL Energy Shares to AGL Scheme Participants as consideration for the buy back of their Converting Shares; and
  - AGL Energy will register or cause to be registered the AGL Scheme Participants as the holders of AGL Energy Shares to which AGL Scheme Participants are entitled under the Buy Back;
- on, or as soon as practicable after the Transaction Implementation Date, New Alinta Co must procure the issue and dispatch to AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) of CHESS holding statements in the name of each eligible AGL Scheme Participant in respect of the New Alinta Shares to which they are entitled, by prepaid post to the AGL Scheme Participant at their registered address, in accordance with the ASTC Settlement Rules and the Listing Rules. In the case of joint holders of shares, a CHESS holding statement will be issued and dispatched to the holder whose name appears first in the AGL Share Register, at the AGL Scheme Record Date; and

- on, or as soon as practicable after the Transaction Implementation Date, AGL Energy must procure the issue and dispatch to AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) of CHESS holding statements in the name of each eligible AGL Scheme Participant in respect of the AGL Energy Shares to which they are entitled, by prepaid post to the AGL Scheme Participant at their registered address, in accordance with the ASTC Settlement Rules and the Listing Rules. In the case of joint holders of shares, a CHESS holding statement will be issued and dispatched to the holder whose name appears first in the Converting Register at the Buy Back Record Date.

New Alinta Shares will initially trade on ASX on a deferred settlement basis. This is expected to be from on or about 12 October 2006. Normal trading of New Alinta Shares is expected to commence on 26 October 2006.

AGL Energy Shares will initially trade on ASX on a deferred settlement basis. This is expected to be from on or about 12 October 2006. Normal trading of AGL Energy Shares is expected to commence on 26 October 2006.

(h) **AGL Scheme Participants and Ineligible Overseas AGL Shareholders**

AGL Shareholders (other than Alinta GH) whose address as shown in the AGL Share Register on the AGL Scheme Record Date is in Australia, its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom or the United States of America will be entitled to receive New Alinta Shares and Converting Shares pursuant to the AGL Scheme. In addition, these AGL Shareholders will be entitled to participate in the Buy Back and to receive AGL Energy Shares when their Converting Shares are bought back under the Buy Back.

AGL Shareholders whose address as shown in the AGL Share Register on the AGL Scheme Record Date is in a place outside the places referred to above have been classified as Ineligible Overseas AGL Shareholders because the issue of New Alinta Shares, Converting Shares and AGL Energy Shares may be prohibited by the laws of the jurisdictions in which they reside or may require compliance with conditions or legal requirements which AGL regards as onerous.

Ineligible Overseas AGL Shareholders will be entitled to participate in the AGL Scheme on the same basis as all AGL Shareholders, other than Alinta GH. However, Ineligible Overseas AGL Shareholders will not receive New Alinta Shares or Converting Shares. Instead, the New Alinta Shares and the Converting Shares will be issued to a nominee of AGL Energy and New Alinta Co, the Nominee. Under the AGL Scheme of Arrangement, Ineligible Overseas AGL Shareholders appoint AGL as their agent to receive any financial services guide or other notice given by the Nominee. Copies of any documents AGL receives from the Nominee as agent for Ineligible Overseas AGL Shareholders will be published on AGL's website.

AGL will use its best endeavours to procure that the Nominee enters into a deed poll which sets out the covenants to be given by the Nominee in favour of AGL Shareholders other than Alinta GH to perform its obligations under the AGL Scheme.

The Nominee will sell the relevant New Alinta Shares on behalf of the Ineligible Overseas AGL Shareholders as soon as reasonably practicable (and in any event by no later than 20 Business Days after the Transaction Implementation Date). The Nominee will then remit the proceeds of sale of all such New Alinta Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL. AGL will then pay to each Ineligible Overseas AGL Shareholder the average net proceeds of sale of the New Alinta Shares to which the Ineligible Overseas AGL Shareholder would otherwise have been entitled.

The Nominee will participate in the Buy Back in relation to the Converting Shares held by it on behalf of the Ineligible Overseas AGL Shareholders and will receive AGL Energy Shares under the Buy Back. The Nominee will then sell the relevant AGL Energy Shares on behalf of Ineligible Overseas AGL Shareholders as soon as reasonably practicable (and in any event by no later than 20 Business Days after the Transaction Implementation Date). The Nominee will then remit the proceeds of sale of all such AGL Energy Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL. AGL will then pay to each Ineligible Overseas AGL Shareholder the average net proceeds of sale of the AGL Energy Shares to which the Ineligible Overseas AGL Shareholder would otherwise have been entitled.

The net proceeds of sale of the New Alinta Shares and AGL Energy Shares will be paid to the Ineligible Overseas AGL Shareholders within 33 Business Days after the Transaction Implementation Date by cheque in Australian currency drawn on an Australian bank. Full details of this process are contained in clause 3.5 of the AGL Scheme of Arrangement (which is set out in Annexure A).

6.3 Summary of Merger Implementation Agreement, Transaction Implementation Deed and Relationship Deed

(a) **Merger Implementation Agreement**

AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement to establish the basis on which the Recommended Proposal will be undertaken. The key terms of the Merger Implementation Agreement are summarised

below. A full copy of the Merger Implementation Agreement can be obtained from ASX's website or by calling the AGL Shareholder Information Line.

Defined terms used in this Section 6.3 which are not defined in the Glossary in Section 11 have the meaning given in the Merger Implementation Agreement.

(i) Provision of information

Alinta must prepare and provide to AGL all information about Alinta, and AGL must prepare and provide to Alinta all information about AGL, which is required to be included in this Booklet and the Alinta Scheme Booklet in order to enable this Booklet and the Alinta Scheme Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and ASIC Policy Statements 60 and 142.

A party who provides such information is responsible for such information.

(ii) Obligations of the parties to implement the Recommended Proposal

Each party must execute all documents and do all acts and things necessary for the implementation and performance of the Schemes as expeditiously as practicable, including various matters detailed in the Merger Implementation Agreement.

(iii) Conditions precedent

The obligations of AGL and New Alinta to implement the AGL Scheme are subject to the satisfaction of certain conditions precedent which are listed in Section 6.2(d).

The Alinta Scheme is subject to similar conditions precedent.

The Alinta Scheme and the AGL Scheme are interconditional which means that the AGL Scheme will not proceed unless the Alinta Scheme proceeds and vice versa.

The Merger Implementation Agreement is subject to a sunset date of 31 December 2006, or such later date as is agreed between AGL and Alinta. If the AGL Scheme and the Alinta Scheme have not been implemented by the sunset date, AGL or Alinta may terminate the Merger Implementation Agreement.

(iv) Buy Back

The Buy Back will occur automatically if the Schemes are implemented and is described more fully in Section 6.2(b)(iii).

New Alinta, AGL, AGL Energy and Alinta must execute all documents and do all acts and things necessary for the implementation of the Buy Back as expeditiously as practicable.

(v) Conduct of business

From 26 April 2006 to the Transaction Implementation Date, AGL agrees that it will, and will use its best endeavours (to the extent it is able, and subject to the fiduciary duties of applicable nominee directors) to ensure that ActewAGL will carry on the AGL Infrastructure Businesses in the ordinary course of business consistent with the business practices of the AGL Group and ActewAGL respectively, including:

- using its reasonable endeavours to ensure that no AGL Infrastructure Material Adverse Change or AGL Prescribed Occurrence occurs; and
- carrying on the business consistently with the AGL asset management plans in place on 26 April 2006.

However, the parties agree that this does not limit or regulate the way that AGL conducts the AGL Energy Business (provided there is no material adverse effect on the AGL Infrastructure Businesses) and does not prevent AGL from doing any act or incurring any liability if the act or liability has been done with the prior written approval of Alinta or at the prior written request of Alinta.

Alinta has similar obligations in relation to the Alinta Businesses and must carry on the WA Retail Business consistently with the business plans in place on 26 April 2006.

From 31 May 2006 to the Transaction Implementation Date, New Alinta and New Alinta Sub agree with AGL and Alinta that they will not, unless AGL and Alinta otherwise approve, conduct any business or activity or incur any liabilities or acquire any assets.

(vi) Transition committee

From the date of the Merger Implementation Agreement until the Transaction Implementation Date, a committee

comprising three officers of each of Alinta and AGL will be constituted. The committee will meet on at least a fortnightly basis to facilitate the exchange of information, identify and initiate structures and/or processes required to ensure an orderly separation of people and systems, and ensure business continuity issues are identified and resolved. The parties will co-operate with one another in good faith to assist the committee to perform its role.

The transition committee was established prior to the date of this Booklet.

(vii) Takeover bids

AGL must not vary the AGL Takeover Bid and Alinta must not vary the Alinta Takeover Bid, except by extending (from time to time) the offer period under those bids.

(viii) Other documents

The Merger Implementation Agreement provides that AGL and Alinta must negotiate in good faith the terms of the various Transaction Documents.

(ix) Termination

Without limiting any other provision of the Merger Implementation Agreement, the Merger Implementation Agreement may be terminated at any time prior to the commencement of the hearing of the application to the Court to approve the Schemes on the Second Court Date, by AGL or Alinta, if:

- the other party is in material breach of the Merger Implementation Agreement before the Second Court Date and fails to remedy that breach;
- a majority of the other party's directors withdraw or change their recommendation of the Recommended Proposal or recommend, promote or otherwise endorse a competing transaction;
- the parties are unable to reach agreement as to an alternate course of action if a condition precedent is not satisfied or waived;
- a court has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Recommended Proposal;
- the Court finally determines to refuse to make any order convening the Scheme Meetings or any order approving the Schemes and an opinion is obtained from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;
- AGL Shareholders do not approve the AGL Scheme at the AGL Scheme Meeting or Alinta Shareholders do not approve the Alinta Scheme at the Alinta Scheme Meeting, by the majority required under the Corporations Act; or
- the sunset date (which is 31 December 2006, or such later date agreed by the parties) has passed without Completion occurring.

Neither New Alinta nor New Alinta Sub will have any right to terminate the Merger Implementation Agreement.

(x) Break fee

AGL agrees to pay Alinta the break fee amount of $45 million if at any time after the execution of the Merger Implementation Agreement and before the earliest of termination, the date upon which the Schemes become Effective, and the sunset date (which is 31 December 2006, or such later date agreed by the parties) (**Break Fee Date**), any of the following occurs:

- a competing takeover proposal is announced or open for acceptance in relation to the entire issued ordinary share capital of AGL and the competing takeover proposal is or becomes free from all defeating conditions and the bidder acquires a relevant interest in more than 50% of AGL's issued ordinary share capital;
- a competing takeover proposal is announced or open for acceptance in relation to the entire issued ordinary share capital of AGL and the AGL directors (or a majority of them) recommend the competing takeover proposal;
- a majority of the AGL directors fail to make or withdraw a recommendation to AGL Shareholders in favour of the AGL Scheme and the approval of AGL Shareholders is not obtained to the AGL Scheme at the AGL Scheme Meeting unless the Independent Expert's report commissioned by AGL in respect of the AGL Scheme fails to conclude that the AGL Scheme is in the best interests of AGL Shareholders;

- a majority of the AGL directors endorse or otherwise support a proposal or offer to acquire the whole or a substantial part of AGL's assets, business or property made by a person other than Alinta or a Related Body Corporate of Alinta;
- a person other than Alinta (or a Related Body Corporate of Alinta) acquires or agrees to acquire (whether or not that agreement is conditional) the whole or a substantial part of AGL's assets, business or property; or
- Alinta terminates the Merger Implementation Agreement because AGL is in material breach of the Merger Implementation Agreement, provided that the prevention of that breach was within the control of AGL. To avoid doubt, where the parties fail to agree a Transaction Document, a party will be under no obligation to pay a break fee where it has negotiated in good faith and used best endeavours to agree such Transaction Document.

Similarly, Alinta agrees to pay AGL the break fee amount of $45 million upon the occurrence of similar events in relation to Alinta.

(xi) "No shop" and "no talk"

Between 26 April 2006 and the Break Fee Date, the parties are subject to "no shop" and subject to directors' fiduciary duties, "no talk" obligations.

(xii) Standstill

Except in relation to carrying out the Recommended Proposal each of Alinta, New Alinta and AGL Energy must not, without the other parties' prior approval, for a period of 24 months after the Transaction Implementation Date, acquire, purchase or sell or agree to acquire, purchase or sell any securities of the other parties.

The standstill ceases in relation to Alinta and New Alinta if a third party announces a proposal to acquire the entire issued capital of AGL Energy and ceases in relation to AGL Energy if a third party announces a proposal to acquire the entire issued capital of Alinta or New Alinta.

(xiii) AGL Infrastructure Assets

New Alinta must not dispose of, or grant any right in, over or in respect of, the AGL Infrastructure Assets in the period from Completion to the date which is one year after Completion, except for:

- New Alinta or its Subsidiaries disposing of Gas Valpo;
- New Alinta or its Subsidiaries granting any charge, mortgage or other security interest in respect of the AGL Infrastructure Assets to a lender;
- if AIH consents to the transfer to AlintaAGL of the WA Cogeneration assets, New Alinta or its Subsidiaries disposing of AGL Infrastructure Assets to AIH which have a value of less than $1.2 billion in the period commencing six months after Completion; or
- New Alinta or its Subsidiaries disposing of AGL Infrastructure Assets where such disposal has, after Completion, been approved by an ordinary resolution passed by New Alinta Shareholders.

Consent to the transfer to AlintaAGL of the WA Cogeneration assets has been given by AIH.

AGL will ensure that it participates in APT's distribution reinvestment plan in respect of the distribution for the period to Completion to a sufficient extent so as to maintain its unit holding in APT at 30%.

(xiv) Alinta Bridge Debt and AGL Infrastructure Debt

At the Transaction Implementation Date, AGL Energy agrees to be responsible for assuming the obligation to repay $970.32 million of the Alinta Bridge Debt and Alinta agrees to be responsible for assuming the obligation to repay $3.104 billion of AGL's financing liabilities. This is described further in Section 6.2(a)(vi).

(xv) Working capital

The Merger Implementation Agreement provides for a working capital adjustment between Alinta and AGL Energy as at Completion.

AGL Energy will compensate Alinta to the extent that the dividend paid in respect of the AGL Shares held by Alinta prior to the Transaction Implementation Date is less than the Agreed Dividend.

(xvi) Costs

The Merger Implementation Agreement allocates responsibility for payment of costs and expenses, including AGL

corporate staff associated with its infrastructure businesses, IT bureau costs and costs associated with the establishment of the bureau and stamp duty, incurred in connection with various aspects of the Recommended Proposal, as well as the AGL Takeover Bid and Alinta Takeover Bid.

(xvii) Cash sweeps

AGL will be entitled to undertake a cash sweep of AGL and Alinta will be entitled to undertake a cash sweep of the WA Retail Business, each immediately prior to Completion.

(xviii) Representations and warranties

AGL, AGL Energy, New Alinta Co and Alinta each make a number of representations and warranties to each other party including in relation to status, authority, due execution, issued capital and the contents of this Booklet and the Alinta Scheme Booklet. The parties indemnify each other against all claims, liabilities and losses suffered or incurred as a result of a breach of such representations and warranties. In addition, AGL Energy must indemnify Alinta and New Alinta in respect of any claims which may be brought for a breach by AGL of the Merger Implementation Agreement. However, from 6.00pm on the Transaction Implementation Date, no party will be able to make a claim against another party for a breach of the Merger Implementation Agreement (including for a warranty given) except in limited circumstances.

(b) **Transaction Implementation Deed**

The Transaction Implementation Deed was entered into by AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Sub on 22 June 2006 and sets out the steps required to be taken by each of the parties to implement the Recommended Proposal. Some of the key steps required to be undertaken pursuant to the Transaction Implementation Deed include the internal restructuring of AGL Energy's and Alinta's businesses in anticipation of implementation of the Recommended Proposal, AGL Energy and New Alinta Co applying to be listed on ASX, New Alinta Co issuing New Alinta Shares to AGL Scheme Participants and Alinta Scheme Participants and Converting Shares to AGL Scheme Participants and AGL Energy issuing AGL Energy Shares to Buy Back Participants.

(i) Obligations of AGL

Under the Transaction Implementation Deed, AGL agrees that it will take certain steps necessary to implement the Recommended Proposal including:

- procuring that the AGL Energy Board is reconstituted so that it comprises Mark Johnson (Chairman), Graham Reaney, Paul Anthony (Managing Director), Charles Allen AO, David Craig, Carolyn Hewson and Max Ould;
- causing AGL Energy to apply for admission to the official list of ASX and quotation of AGL Energy Shares on ASX;
- causing AGL Energy to adopt the New AGL Energy Constitution;
- reconstituting the AGL Board so that it comprises such persons as New Alinta Co may nominate; and
- changing its name, to a name that does not include the word "AGL" as soon as reasonably practicable following Completion, and in any event within three months after Completion subject to the arrangements referred to in Section 6.5(a).

(ii) Obligations of AGL Energy

Under the Transaction Implementation Deed, AGL Energy agrees that it will take the steps necessary to implement the Recommended Proposal.

(iii) Obligations of Alinta

Under the Transaction Implementation Deed, Alinta agrees that it will take the steps necessary to implement the Recommended Proposal.

(iv) Obligations of New Alinta Co

Under the Transaction Implementation Deed, New Alinta Co agrees that it will take the steps necessary to implement the Recommended Proposal, including:

- reconstituting the New Alinta Board so that it comprises persons nominated by Alinta;
- applying to ASX for admission to the official list of ASX and for official quotation of all New Alinta Shares on ASX; and
- adopting the New Alinta Constitution on or before the Second Court Date.



(c) **Relationship Deed**

The Relationship Deed was entered into by AGL, AGL Energy, Alinta and New Alinta Co on 22 June 2006 and deals with transitional, commercial and legal issues arising in connection with the legal and economic separation of AGL Energy from New Alinta Co and the ongoing relationship between AGL Energy and New Alinta Co following the implementation of the Recommended Proposal. The key terms of the Relationship Deed are summarised below.

(i) Claims

From Completion, AGL Energy must indemnify New Alinta against any losses or liabilities incurred by New Alinta in respect of a claim made against New Alinta that relates to a liability of the businesses of AGL Energy at Completion and New Alinta Co must indemnify AGL Energy against any losses or liabilities incurred by AGL Energy in respect of a claim made against AGL Energy that relates to a liability of the businesses of New Alinta at Completion. Such claims must be notified to the other party within 12 months after Completion.

AGL Energy and New Alinta Co acknowledge that from Completion, AGL Energy will not have the right to make any claim against any New Alinta company, and New Alinta Co will not have the right to make any claim against any AGL Energy company for liability or loss arising directly or indirectly in relation to the transfer of assets and shares contemplated by the Transaction Implementation Deed (summarised in Section 6.3(b)), the Recommended Proposal or the operation of AGL's energy business or any AGL Energy company (in the case of AGL Energy) or AGL's infrastructure business or any New Alinta company (in the case of New Alinta Co) unless the claim relates to a breach of the Relationship Deed or is expressly permitted by the Relationship Deed, another Transaction Document, or an agreement between AGL Energy and New Alinta operative at, or entered into, after Completion.

All claims which may be made under the Relationship Deed must be notified to the other party within specific time frames depending on the type of claim.

(ii) Contracts

The parties agree to use their best endeavours to give effect to the assignment, novation or separation to AGL Energy of any contract relating to the businesses conducted by AGL Energy at Completion (**Energy Contract**) and to New Alinta of any contract relating to the businesses conducted by New Alinta at Completion (**New Alinta Contract**), procure any necessary third party contractual consents, procure the release of any guarantees given by New Alinta in relation to the obligations of AGL Energy (and vice versa), and procure the release of any encumbrances granted by New Alinta over the assets of New Alinta which relate to a liability of AGL Energy (and vice versa), by Completion or as promptly as practicable after Completion.

For a period of two years from Completion, New Alinta Co and AGL Energy must continue to use their best endeavours to obtain an assignment, novation or separation of any Energy Contract or New Alinta Contract (as the case may be), and after this time, must use their best endeavours to enter into economically equivalent arrangements including back to back arrangements.

From Completion, AGL Energy indemnifies New Alinta against all liability or loss incurred by New Alinta:

- under or in connection with an Energy Contract;
- arising in relation to any guarantees or indemnities given by New Alinta or by a financial institution at the request of New Alinta in favour of a third party prior to Completion that relate to the businesses conducted by AGL Energy at Completion or an Energy Contract; or
- arising in relation to an encumbrance granted over the assets of New Alinta to the extent such encumbrance relates to a liability or obligation of AGL Energy.

From Completion, New Alinta Co indemnifies AGL Energy against similar liability or losses incurred by AGL Energy in respect of the businesses conducted by and contracts of New Alinta (excluding the Alinta Group) at Completion.

(iii) Litigation management

AGL Energy and New Alinta Co must assist each other in relation to the management of current litigation matters. AGL Energy indemnifies New Alinta against any liability or loss suffered or incurred by a New Alinta company in connection with current litigation which relates to AGL's energy business. New Alinta Co indemnifies AGL Energy against any liability or loss suffered or incurred by an AGL Energy company in connection with current litigation which relates to AGL's infrastructure business.

(iv) Employees and superannuation

From Completion:

- AGL Energy will be responsible for and will indemnify New Alinta Co against liability or loss arising out of any aspect of the employment of any AGL Energy employee; and
- New Alinta Co will be responsible for and will indemnify AGL Energy against liability or loss arising out of any aspect of the employment of any employee of the AGL Group which will become part of New Alinta after Completion.

In relation to the superannuation funds, Equipsuper and Russell SuperSolution Master Trust, from Completion, AGL Energy will take all necessary steps to establish sub-plans in Equipsuper and the Russell SuperSolution Master Trust and ensure, to the extent reasonably practicable, that AGL Energy employees become members of such sub-plans.

The parties will take all necessary steps to ensure the trustees of Equipsuper and the Russell SuperSolution Master Trust transfer the vested benefits of AGL Energy employees who are members of those funds and related reserves and surpluses to the new sub-plans to be established by AGL Energy.

(v) Insurance

From Completion, AGL Energy will maintain insurance in respect of its businesses, covering such risks and for such amounts as is usual business practice in similar businesses. However, AGL and New Alinta Co will use their reasonable endeavours to ensure that after Completion, AGL Energy has access to benefits attaching to AGL and New Alinta Co insurance policies to be maintained in respect of the businesses conducted by AGL Energy up to Completion (or where premiums have been paid for periods beyond Completion, to the end of those periods).

From Completion, New Alinta Co will be responsible for maintaining insurance for New Alinta.

(vi) Taxation

The parties have agreed provisions to adjust tax liabilities between AGL Energy and New Alinta to ensure that the intended economic effect of the Recommended Proposal is achieved and that AGL has sufficient funds to meet its pre-Completion tax liabilities. In addition, the parties have agreed the provisions to facilitate the preparation of tax returns for the period up to the Transaction Implementation Date.

(vii) Access to records

The Relationship Deed sets out the principles that AGL Energy and New Alinta will observe in allocating and accessing the records of the AGL Group.

(viii) Registers of fixed assets and intellectual property

The Relationship Deed sets out the principles that AGL Energy and New Alinta will observe in relation to the allocation between them of the fixed assets and intellectual property of the AGL Group.

(ix) Corporate Cost Allocation

Under the Relationship Deed, the parties have agreed to certain principles regarding the allocation of corporate costs including property rental and redundancy costs. AGL Energy and New Alinta have agreed to negotiate in good faith and use best endeavours to agree such further documentation as is necessary to give effect to these principles.

In addition, New Alinta has agreed to pay certain redundancy costs to AGL Energy. This payment will be settled as part of the working capital adjustment required under the Merger Implementation Agreement.

6.4 Information systems

(a) Bureau Services Agreement

Upon implementation of the Recommended Proposal, New Alinta and AGL Energy will need to operate as separate entities. However, they will both require the use of certain IT systems which are currently operated by AGL. The AGL Board anticipates that the information systems of AGL which are identified as being "shared or significantly integrated" will be made available to a third party bureau provider (**Bureau Services Provider**) to enable the Bureau Services Provider to provide information services to each of New Alinta and AGL Energy during a transition period. New Alinta and AGL Energy will each enter into a Bureau Services Agreement with the Bureau Services Provider for these services for a period up to 24 months following the implementation of the

Recommended Proposal. The AGL Board anticipates that these agreements will provide for various matters including:

(i) the provision of shared infrastructure to the Bureau Services Provider (to the extent required to support the operation of firstly, shared or integrated applications and, secondly, those applications that are separately operated by New Alinta or AGL Energy, and which are required to be operated on shared infrastructure); and

(ii) personnel of AGL to be made available to the Bureau Services Provider on a basis to be agreed, as required for the operation of the shared/integrated applications or the shared infrastructure.

(b) **Business Continuity Agreement**

New Alinta and AGL Energy also contemplate entering into a Business Continuity Agreement to the extent required, which sets out the governance arrangements between the parties and their mutual obligations, relating to continuity of common business processes (being those business processes where the parties are mutually dependent on each other) and/or other necessary transitional arrangements. It is anticipated that this agreement will apply for a period up to 24 months following the implementation of the Recommended Proposal.

6.5 Intellectual property assignments and licences for each of AGL and Alinta

(a) **AGL intellectual property assignment and licence deeds**

As AGLIF will become part of New Alinta upon implementation of the Recommended Proposal, AGL and AGL Energy have entered, or will, prior to the Transaction Implementation Date, enter into the following agreements in relation to intellectual property.

AGL Intellectual Property Assignment Deed

The AGL Intellectual Property Assignment Deed will provide for the assignment by AGL to AGL Energy of specified intellectual property including:

- the "AGL" name;
- various AGL trade marks such as the AGL, FIVE FINGER logo, LIVING FLAME logo and the THREE ICONS logo in Australia and New Zealand; and
- various domain names in the .com, .biz, .com.au and .co.nz domains for "agl", "aglenergy" and "aglassist" names.

The deed will provide for the assignment of the specified intellectual property including any copyright subsisting in the trade marks. AGL will retain ownership of the Speedfont (stylised alphabet) after the Transaction Implementation Date. AGL will license AGL Energy to use, and sub-license use of, the Speedfont (stylised alphabet) to the extent necessary to facilitate use and licensing of the ActewAGL trade marks.

AGL Gas Networks Intellectual Property Assignment Deed

The AGL Gas Networks Intellectual Property Assignment Deed will provide for the assignment by AGL Gas Networks to AGL Energy of specified intellectual property including:

- THE NATURAL GAS COMPANY and FLAME logos;
- the business names, "Natural Gas Co" and "The Natural Gas Co"; and
- the domain name, "agl.com.au".

The deed will provide for the assignment of rights in the specified intellectual property including any copyright in the trade marks.

Use of the "AGL" name by AGL

AGL, Alinta, New Alinta Co and AGL Energy have agreed that AGL and each New Alinta company may continue to use the "AGL" name and trade marks in connection with any New Alinta company's business for a period of up to three months after the Transaction Implementation Date, and on signage used in connection with any New Alinta company's business for a period of up to 12 months after the Transaction Implementation Date. The foregoing will be subject to any licence of the AGL name and/or

trade marks that is entered into in respect of the ActewAGL joint venture business or the AlintaAGL business that permits the ongoing use of the AGL name and/or trade marks by the New Alinta Co Subsidiaries involved in the ActewAGL business or the AlintaAGL business.

ActewAGL joint venture

The ActewAGL joint venture uses various AGL and ACTEW Corporation trade marks along with the combination trade mark, ActewAGL, in its business names and domain names and as a trade mark. In addition, ACTEW Corporation is currently licensed to use the Speedfont (stylised alphabet) owned by AGL provided it seeks the prior written consent of AGL. Ownership, use and registration of the intellectual property relevant to the joint venture are dealt with in a series of agreements. Those agreements will be amended and novated to reflect current commercial practices and substitute AGL Energy for AGL where necessary, as AGL Energy will own the AGL trade mark and be the appropriate licensor after the Transaction Implementation Date. Under the amended agreements, both ACTEW Corporation and AGL Energy will be licensed to use and sub-license use of the Speedfont (stylised alphabet) in relation to joint venture trade marks. The registered ActewAGL trade mark is currently co-owned by AGL and ACTEW Corporation. AGL's interest in this mark will be assigned to AGL Energy.

Section 7.8 contains details of the proposed arrangements between AGL Energy and AGL in relation to the operation of the ActewAGL joint venture following the Transaction Implementation Date.

(b) **AlintaAGL Trade Mark Licences**

From the Transaction Implementation Date, AlintaAGL will be licensed, on a royalty free basis, to use all necessary intellectual property rights in each of the words/brands "ALINTA" (by Alinta) and "AGL" (by AGL Energy). The licence will expire one year after AGL Energy or New Alinta acquires 100% of the issued capital of AlintaAGL.

6.6 AGL Energy Deed Poll

The AGL Energy Deed Poll has been signed by AGL Energy and sets out covenants given by AGL Energy in favour of AGL Shareholders other than Alinta GH, including that AGL Energy will apply for admission to the official list of ASX and for quotation of AGL Energy Shares on ASX and that AGL Energy will issue AGL Energy Shares as contemplated by the Buy Back.

If the AGL Scheme becomes Effective, then AGL Shareholders will be deemed to have appointed AGL as their agent and attorney to enforce the AGL Energy Deed Poll on their behalf. The terms of the AGL Energy Deed Poll are set out in full in Annexure B.

6.7 New Alinta Deed Poll

The New Alinta Deed Poll has been signed by New Alinta Co and sets out covenants given by New Alinta Co in favour of Scheme Participants, including that New Alinta Co will apply for admission to the official list of ASX and for quotation of New Alinta Shares on ASX and that New Alinta Co will issue New Alinta Shares and Converting Shares as contemplated by the Schemes. The terms of the New Alinta Deed Poll (excluding the annexures to that document) are set out in Annexure C.

6.8 Buy Back Agreement

The Buy Back Agreement is an agreement between New Alinta Co, AGL Energy and each holder of Converting Shares under which the Buy Back as described in Section 6.2(b)(iii) will occur.

The Buy Back Agreement forms an annexure to the New Alinta Constitution. The terms of issue of the Converting Shares (which are set out in the New Alinta Constitution) provide that upon the issue and allotment of the Converting Shares:

- New Alinta Co will be taken to have agreed to buy and each holder of Converting Shares will be taken to have agreed to sell, each holder's Converting Shares on the terms and subject to the conditions contained in the Buy Back Agreement; and
- New Alinta Co and each such holder of Converting Shares will be taken to have entered into the Buy Back Agreement

7 Proposed restructures

7.1 Overview

As well as the internal restructures of AGL and Alinta referred to in Section 6.2, the Recommended Proposal will also require certain ancillary arrangements to be entered into between New Alinta and AGL Energy and between either New Alinta or AGL Energy and third parties. These arrangements include those set out in this Section 7. This Section also contains details of undertakings given by Alinta to the ACCC in relation to the Recommended Proposal.

7.2 WA Retail Business

(a) Structure

On the Transaction Implementation Date, AlintaAGL will become an incorporated joint venture with both shares and loan notes on issue, of which:

- New Alinta Co will hold a 67% interest (through its Subsidiary, Alinta); and
- AGL Energy will hold a 33% interest.

AlintaAGL will hold a 100% interest in the WA Retail Business either directly or through entities that will be its subsidiaries on the Transaction Implementation Date or through agreements that deliver the economic benefit of the WA Retail Business to AlintaAGL.

(b) Agreements to give effect to the Alinta Restructure

To give effect to these arrangements, the following agreements have been or will be entered into:

- a Loan Notes Deed Poll;
- a Subscription and Call Option Deed;
- a Shareholders Agreement;
- the WLPG Arrangements Agreements; and
- a Services Agreement with the Alinta Group to support the WA Retail Business.

Summaries of the key terms of these proposed agreements are set out below.

(c) Loan Notes Deed Poll

AlintaAGL will enter into a deed poll for the benefit of the subscribers for loan notes in AlintaAGL. The loan notes must be repaid on 30 September 2016 and will be subordinated to third party lenders. Interest will accrue on the loan notes at a rate to be determined prior to the Transaction Implementation Date and to the extent it is not paid on the due date, will be capitalised. Loan notes may only be transferred in accordance with the subscription and call option deed referred to below.

(d) **Subscription and Call Option Deed**

The Subscription and Call Option Deed between AGL Energy, Alinta, New Alinta Co and AlintaAGL will take effect on the Transaction Implementation Date.

The deed provides for AGL Energy's initial 33% subscription for shares and loan notes in AlintaAGL and grants AGL Energy two options to increase its interest:

(i) the first option is to acquire 17% of the shares and loan notes in AlintaAGL (**First Option**) which may only be exercised in the three month period prior to the third anniversary of the Transaction Implementation Date. The price applicable to the First Option is to be 17% of the aggregate of:

- 10 times the EBITDA on the retail business for the period ending 31 December 2009 as projected and calculated by the AlintaAGL Board;
- in relation to the cogeneration assets, which are operational during 2009, 8% of the sustainable equity yield (based on actual level of gearing in the cogeneration business); and
- in relation to cogeneration assets under construction:

  – any debt associated with the asset will be excluded from calculating the actual gearing levels; and

  – AGL Energy must reimburse Alinta for 17% of the total equity that is contributed by Alinta to that date.

There will be an adjustment to the price where the actual EBITDA is different to the projected EBITDA; and

(ii) the second option (**Second Option**) is to acquire:

- if AGL Energy has exercised the First Option, a further 50% of the shares and loan notes in AlintaAGL; or
- if AGL Energy has not exercised the First Option, a further 67% of the shares and loan notes in AlintaAGL.

The Second Option must be exercised after Alinta has notified AGL Energy of the Second Option price (which must be given not less than three months but not more than four months prior to the fifth anniversary of the Transaction Implementation Date).

If AGL Energy does not exercise the Second Option by the fifth anniversary of the Transaction Implementation Date, Alinta must buy, and AGL Energy must sell the shares and loan notes in AlintaAGL held by AGL Energy at that time at the Second Option price.

This process described in relation to the Second Option will be accelerated should a third party acquire beneficial ownership of 50% or more of the voting shares of either New Alinta Co or AGL Energy.

New Alinta Co will guarantee Alinta's obligations under this deed.

(e) **Shareholders Agreement**

The Shareholders Agreement will also take effect on the Transaction Implementation Date. The parties to the Shareholders Agreement will be Alinta, New Alinta Co, AGL Energy and AlintaAGL.

For the first three years after the Transaction Implementation Date, the AlintaAGL Board will comprise:

- one representative of AGL Energy; and
- two representatives of Alinta,

and thereafter representation will be in proportion to shareholdings.

Decisions, other than specific decisions that require a unanimous resolution, will be determined by a majority resolution of the AlintaAGL Board. The decisions of the AlintaAGL Board that will require a unanimous resolution are:

- changing the nature of the business of AlintaAGL;
- disposing of a substantial part of AlintaAGL's business or assets or undertaking or entering into a new business which is materially different;
- entering into a partnership or joint venture arrangement;



- issuing or offering to issue shares, convertible notes, options or other equity securities in AlintaAGL;
- acquiring or disposing of assets for a price of more than $100 million;
- raising external debt finance (including debentures) in excess of $100 million;
- creating or granting any security interest over the assets, property, undertaking or capital of AlintaAGL; or
- entering into any arrangement or incurring a liability with a Shareholder (or a Related Body Corporate of a Shareholder) (except where that arrangement is with Alinta (or a Related Body Corporate of Alinta) for the provision of employees or services to support the WA Retail Business).

The General Manager of AlintaAGL is to be appointed by Alinta. The Chief Financial Officer of AlintaAGL is to be appointed by AGL Energy.

As soon as practicable after the Transaction Implementation Date, but in any event by 30 June 2007, Alinta must procure the transfer of assets (such as systems, hardware, licences and intellectual property) used exclusively or substantially in the conduct of the WA Retail Business to AlintaAGL or a Subsidiary nominated by AlintaAGL, and AlintaAGL must make offers of employment to all persons employed by Alinta who perform services exclusively or substantially in relation to the WA Retail Business.

If assets cannot be transferred, arrangements will be put in place so that AlintaAGL receives the economic benefit of the assets.

AlintaAGL will, as far as practicable, be required to conduct its business in accordance with a business plan and budget adopted by its board. Alinta and AGL Energy will make available additional funding for AlintaAGL in the form of debt or equity in proportion to their shareholding as required by the business plan and budget adopted by the AlintaAGL Board.

The liability under shareholder guarantees of AlintaAGL's obligations is to be apportioned between Alinta and AGL Energy in proportion to their shareholding in AlintaAGL.

Alinta and AGL Energy will each grant royalty-free licences for a period which expires one year after either Alinta or AGL Energy acquires 100% of the interest in AlintaAGL, permitting AlintaAGL and the WA Retail Business to use all necessary intellectual property rights in "Alinta" and "AGL Energy" respectively.

For the period of five years and three months after the Transaction Implementation Date, neither AGL Energy nor Alinta is permitted to transfer or deal with its rights or interests in AlintaAGL or the WA Retail Business, except as contemplated in the Subscription and Call Option Deed.

New Alinta Co will guarantee Alinta's obligations under this agreement.

(f) **WLPG Arrangements– separation and restructure**

The Alinta interests in the WLPG Arrangements are not to become the subject of the WA Retail Business owned by the incorporated joint venture, AlintaAGL. As Alinta's interests in the WLPG Arrangements are held by Alinta Sales and Alinta Sales is to become a Subsidiary of AlintaAGL, the Alinta interests in the WLPG Arrangements must be moved from Alinta Sales to a wholly owned Subsidiary of Alinta which will remain outside the WA Retail Business. The following steps will be undertaken to give effect to this separation and restructure:

- Alinta will incorporate a new wholly owned Subsidiary (Alinta LPG);
- with the consent of Wesfarmers, and Wesfarmers LPG, the interests of Alinta Sales under the WLPG Sales Agreement will be assigned to Alinta LPG. The WLPG Sales Agreement sets out the basis on which gas extracted by or used in the WLPG Plant is provided to Wesfarmers LPG;
- with the consent of Wesfarmers LPG and DBNGP (WA), the interests of Alinta Sales under the WLPG Operational Agreement will be assigned to Alinta LPG. The WLPG Operational Agreement sets out the legal and operational relationship between the DBNGP and the WLPG Plant, including obligations on DBNGP (WA) to flow gas in the DBNGP to the WLPG Plant, and rights for Wesfarmers LPG to extract LPG, and gas for use in the WLPG Plant from that gas stream;
- with the consent of DBNGP (WA), DBNGP Holdings Pty Ltd and DBNGP (WA) Nominees Pty Ltd, the interests of Alinta Sales under the shipper contract for the transportation of gas in the DBNGP, so far as those interests relate to the transport of gas to the WLPG Plant, will be assigned to Alinta LPG together with the rights and obligations under an associated Settlement Deed – section 20 Dispute;

- with the consent of DBNGP (WA), the interests of Alinta Sales in the Special Purpose Access Contract will be assigned to Alinta LPG (the Special Purpose Access Contract provides for DBNGP (WA) to make available additional capacity in the DBNGP for the purposes of the transportation of gas to the WLPG Plant); and
- Alinta Sales and Alinta LPG will enter into a Gas Sales Agreement under which Alinta Sales will sell and deliver to Alinta LPG the gas which is extracted by or used in the WLPG Plant, up to a maximum daily quantity, which will enable Alinta LPG to supply the gas extracted by or used in the WLPG Plant to Wesfarmers LPG under the WLPG Sales Agreement.

Following the separation and restructure, Alinta Sales, and therefore the WA Retail Business, will have no economic interest in the WLPG Arrangements except under the Gas Sales Agreement with Alinta LPG. Alinta LPG has an option to extend the term after an initial five year period, to 30 June 2015.

(g) **WA Retail Business services agreements**

In order to enable AlintaAGL to carry on the WA Retail Business, AlintaAGL will require the provision of certain corporate and information technology services currently provided to that business by the Alinta Group, namely:

- corporate services comprising payroll, human resources, finance and reporting; and
- certain information technology services relating to those corporate services, including desktop IT, information technology infrastructure services and information technology application services.

These services will be provided by Alinta for the first three years following the Transaction Implementation Date under a Retail Business Services Agreement for a fixed annual fee of $7.1 million, escalated each year for CPI. Within six months after the Transaction Implementation Date, an independent third party is to review and adjust the fixed annual fee either up or down to reflect his assessment of the cost of sourcing those services from a third party in a cost efficient manner.

Five months before the Third Anniversary Date, AlintaAGL is to propose a scope of work for the corporate and information technology services for the two years and three months after the Third Anniversary Date. Alinta and AGL Energy will both bid for the provision of those services during that period and the lowest bid will be selected to provide those services. After five years (once the call option has been exercised) AlintaAGL may extend this two year and three month period by a further 12 months to assist in any transition to the new ownership structure of AlintaAGL.

The service providers will be required to meet specified service standards in providing the services.

(h) **Tolling Agreement for the Bairnsdale Power Station**

As part of the restructure of Alinta Sales, it is proposed that the Tolling Agreement be novated from Alinta Sales to Alinta EATM. This is subject to third party consents and arranging for the revocation of the appointment of Alinta Sales as the intermediary for the Bairnsdale Power Station, and the appointment of Alinta EATM in place of Alinta Sales as the intermediary under the National Electricity Rules.

7.3 Wattle Point Wind Farm

Following the implementation of the Recommended Proposal the Wattle Point Wind Farm will be owned by WPWF, a Subsidiary of New Alinta Co.

AGL Hydro, which is ultimately owned by AGL Energy, will enter into an Off Take and Asset Management Deed with WPWF for a term of 25 years from the Transaction Implementation Date under which:

- AGL Hydro pays a flat monthly off take fee to WPWF in respect of the electricity and green products generated at the Wattle Point Wind Farm. The monthly off take fees vary according to changes in CPI and are reduced in the final 15 months of the term;
- AGL Hydro is entitled to 100% of the electricity and green products generated at the Wattle Point Wind Farm;
- AGL Hydro is appointed as intermediary under the National Electricity Rules. It receives all NEMMCO receipts and pays all NEM fees in respect of the output of the Wattle Point Wind Farm. The effect of this arrangement is that the electricity generated at the wind farm will be sold into the NEM by AGL Hydro;
- AGL Hydro has all marketing rights associated with electricity and "green" products generated at the Wattle Point Wind Farm;

- AGL Hydro is responsible for the asset management, operation and maintenance of the Wattle Point Wind Farm, including the wind turbines, the land on which they are situated and the connection between the wind farm and the main transmission network; and
- WPWF will grant a licence to AGL Hydro over the site, subject to:
  - reserving to WPWF the right to further develop the site in accordance with the existing leases granted to WPWF; and
  - AGL Hydro complying with the "make good" obligations under the existing leases granted to WPWF, at the end of the term of the deed, if WPWF elects to terminate the leases at that time.

7.4 Wattle Point/Gas Valpo Put Options Deed

The Put Options Deed is an agreement between AGL Energy and New Alinta Co under which AGL Energy has granted New Alinta Co the put options described below in relation to New Alinta Co's entire interest (including assets, liabilities, rights and obligations) in Gas Valpo (**Gas Valpo Interest**) and the Wattle Point Wind Farm (**Wattle Point Interest**) respectively. The exercise of the options is conditional upon the Recommended Proposal being implemented.

(a) Gas Valpo Interest

AGL Energy has granted New Alinta Co an irrevocable right to require AGL Energy to acquire the Gas Valpo Interest at its acquisition price of $141 million (on a cash and debt free basis, and less an amount equal to any external debt which forms part of the Gas Valpo Interest on the date of settlement of the option), as specified in the Put Options Deed. The option is exercisable only during the period commencing on the Transaction Implementation Date and ending on the first anniversary of the Transaction Implementation Date.

New Alinta Co has certain obligations to preserve Gas Valpo's assets between the Transaction Implementation Date and the date of the settlement of the option. If New Alinta Co fails to maintain Gas Valpo's assets (otherwise than as a result of conducting Gas Valpo in the ordinary course of business and/or in accordance with past practice) it must make AGL good.

If the amount of the working capital of Gas Valpo at the option settlement date is greater than the amount of the average working capital of Gas Valpo over the 12 month period preceding the Transaction Implementation Date, AGL Energy must make an adjustment payment to New Alinta Co equal to the difference between those amounts. If the amount of the working capital of Gas Valpo at the option settlement date is less than the average working capital of Gas Valpo over the 12 month period preceding the Transaction Implementation Date, New Alinta Co must make an adjustment payment to AGL Energy equal to the difference between those amounts.

It is Alinta's intention to ensure that New Alinta Co divests the Gas Valpo Interest either by:

- exercising the put option in relation to the Gas Valpo Interest within the 12 month option period; or
- selling the Gas Valpo Interest to a third party.

(b) Wattle Point Interest

AGL Energy has granted New Alinta Co an irrevocable right to require AGL Energy to acquire and assume the Wattle Point Interest at its acquisition price of $211 million (on a cash and debt free basis), as specified in the Put Options Deed. The option is exercisable only during the period commencing on the Transaction Implementation Date and ending six months after that date.

It is a condition precedent to the exercise by New Alinta Co of the Wattle Point Wind Farm put option that the Off Take and Asset Management Deed referred to in Section 7.3, above, has not been terminated by New Alinta Co without cause, or there is no continuing breach by New Alinta Co that would enable termination by AGL Hydro, prior to the date of the settlement of the option.

If the Wattle Point Wind Farm put option is exercised by New Alinta Co, AGL Energy currently intends that it will seek to enter into similar arrangements to those described in Section 7.3 with a third party.

7.5 AGLE Separation Deed

In the majority of cases, AGL has structured its business so that certain companies performed the functions solely related to AGL's infrastructure business and other companies performed the functions solely related to AGL's energy business.

In the case of AGLE, it performed functions in relation to both these businesses, principally in Victoria but also in other jurisdictions.

AGL has already commenced taking steps to transfer the AGLE retail and wholesale electricity business (including customer contracts and wholesale electricity agreements) from AGLE to AGL Sales Pty Limited (where the relevant assets and liabilities relate to retail or customer operations) or to AGL Hydro (where the relevant assets and liabilities relate to the wholesale electricity business). It is possible that this process will not be completed by the Transaction Implementation Date.

To deal with this prospect, the parties have entered into the AGLE Separation Deed.

Under the deed:

- AGL Energy must use its best endeavours to complete the transfer of AGLE's retail and wholesale electricity business to AGL Sales Pty Limited or AGL Hydro (as applicable) by the Transaction Implementation Date, and the parties must use their best endeavours to transfer the parts of the business that have not been transferred on the Transaction Implementation Date, promptly after the Transaction Implementation Date;
- in relation to those parts of the business that have not been transferred by the Transaction Implementation Date:
  - AGLE will continue to be legally responsible for the conduct of AGLE's retail and wholesale electricity business at the reasonable and lawful direction and request of AGL Energy;
  - AGL Energy will, at its own cost, perform all functions of conducting AGLE's retail and wholesale electricity business on behalf of AGLE (including providing or procuring all people, systems and functions, purchasing all electricity and paying all licensing fees in connection with AGLE's retail and wholesale business) and will be entitled to all economic and commercial benefits of AGLE's retail and wholesale electricity business;
  - AGL Energy must take all necessary steps to ensure AGLE complies with all applicable statutory obligations and authorisations relating to AGLE's retail and wholesale electricity business; and
  - AGL Energy must indemnify New Alinta in respect of any costs, liability or loss incurred by New Alinta under the AGLE Separation Deed to the extent it relates to AGLE's wholesale and retail electricity business;
- New Alinta must not take any action which would constitute a breach of the deed that would have the effect of diminishing or adversely affecting the ability of AGL Energy to enjoy the rights and benefits of the electricity contracts that have not been novated at the Transaction Implementation Date;
- where AGLE has provided, or is required to provide, any form of credit support to a third party in respect of those parts of AGLE's retail and wholesale business that have not been transferred:
  - AGL Energy must use its best endeavours to provide AGLE with the necessary form of credit support so that AGLE can, in turn, provide it to the third party;
  - if after having used its best endeavours, AGLE and the third party are unable to agree the form of credit support and AGLE itself provides the relevant credit support to the third party, then AGL Energy must provide to AGLE credit support of an equivalent value; and
- if at any time during the term of the AGLE Separation Deed, AGL Energy fails to maintain a Standard & Poor's credit rating of at least BBB, AGL Energy must give New Alinta credit support to support AGLE's credit exposure under all of the contracts that have not been transferred to AGL Energy at that time.

7.6 Assumption of Alinta debt and AGL infrastructure debt

Under the Recommended Proposal, AGL Energy will effectively assume the debt obligations of AGL to the extent they exceed $3.104 billion and will assume the debt obligations of Alinta to the extent of $970.32 million (representing the Alinta Bridge Debt as adjusted by agreement between the parties in connection with treatment of the options granted by Alinta referred to in Section 6.2(b)(iv)(B)). Alinta will assume the obligation to repay any debt obligations of AGL up to $3.104 billion.

AGL Energy will satisfy these obligations by using the proceeds of borrowings under debt facilities. For further details, see Section 6.2.

7.7 Management Agreements

Alinta intends that AAM/Alinta will enter into new operating arrangements with respect to the Victorian electricity distribution business and the NSW gas distribution networks that are currently owned by AGL. The existing management agreements between Agility and the asset owner will be terminated effective from the Transaction Implementation Date. The new arrangements will provide for AAM/Alinta to provide a comprehensive suite of services in respect of the assets and business and for it to be paid fees in consideration of the provision of those services.

7.8 ActewAGL

The ActewAGL joint venture is operated by two partnerships. One of these partnerships conducts the ActewAGL retail business and the other conducts the ActewAGL distribution business. Each partnership has two partners including a wholly owned Subsidiary of AGL and a wholly owned Subsidiary of ACTEW Corporation.

ActewAGL was established under a suite of arrangements, including an Umbrella Agreement, which govern the overall relationship between the parties to those arrangements.

It is currently proposed that, subject to ACTEW Corporation's consent, following completion of the Recommended Proposal, AGL's interest in the ActewAGL retail partnership will be held by AGL Energy and its interest in the ActewAGL distribution partnership will be held by New Alinta.

The Relationship Deed provides that in negotiating with ACTEW Corporation, AGL must act in good faith and must not agree any matter which imposes material obligations on AGL after the Transaction Implementation Date without Alinta's consent. The Relationship Deed also provides that decisions affecting the infrastructure assets of ActewAGL or New Alinta will be made by New Alinta and those relating to the retail energy assets will be made by AGL Energy.

The transfer of AGL's interest in the retail partnership to AGL Energy requires the consent of ACTEW Corporation. AGL is in the process of obtaining this consent and negotiating necessary amendments to the joint venture arrangements to reflect that, following the transfer of AGL's interest in the retail partnership, the ActewAGL joint venture will include three parties, namely ACTEW Corporation, AGL Energy and New Alinta.

If the consent of ACTEW Corporation is not given or is given subject to conditions that are not acceptable to AGL Energy and New Alinta, AGL Energy and New Alinta will enter into arrangements to ensure that AGL Energy will be entitled to the economic benefit of, and will bear the risks associated with, AGL's interest in the retail partnership.

The terms of the consent arrangements between ACTEW Corporation, AGL Energy and New Alinta are currently being finalised.

7.9 ACCC consent/undertakings

On 3 August 2006, the ACCC announced that it will not oppose the proposed acquisition by Alinta of the AGL Infrastructure Assets, after accepting undertakings from Alinta pursuant to section 87B of the Trade Practices Act. The Undertakings are enforceable by a court, but subject to any variation to which the ACCC consents. As a result of its acquisitions of units in APT referred to in Section 3.2(d), Alinta may seek to negotiate a variation of these Undertakings. The key terms of the Undertakings are summarised below. Copies of the ACCC's press release of 3 August 2006 and the Undertakings can be obtained from the ACCC's website.

Defined terms used in this Section which are not defined in Section 11 have the meaning given in the Undertakings.

(a) Divestiture

Alinta will divest all of the units it holds in APT and all of the shares it holds in APL, including any rights or options to acquire shares in APL or units in APT, and, unless notified otherwise by the ACCC, the Agility-APT (MSP and Parmelia) Contracts by the Divestment Date. The Undertakings provide that the ACCC may relieve Alinta of its obligation to divest its interest in the Agility-APT (MSP and Parmelia) Contracts and Alinta may seek a variation of the Undertakings pursuant to sub-section 87B(2) of the Trade Practices Act. The divestiture undertaking includes Approved Purchaser and Approved Agent provisions (clauses 29 to 48 of the Undertakings).

The ACCC will conduct market enquiries to determine whether divestiture of these contracts is required to address competition concerns and, if divestiture is not required, relieve Alinta of its obligations to divest these contracts.

(b) Ring fencing and hold separate

Alinta will ring fence and hold separate the business of APT and, unless the ACCC relieves Alinta of its obligation to divest its interest in the Agility-APT (MSP and Parmelia) Contracts, the assets and personnel directly required to service the Agility-APT (MSP and Parmelia) Contracts. Alinta will ensure that any information other than publicly available information that Alinta obtains as a unit holder in APT will not be made available to persons who perform, for or on behalf of Alinta, functions relating to the management and/or running of the Eastern Gas Pipeline and/or the DBNGP. The ring fencing and hold separate obligations apply until divestiture of the assets referred to in Section 7.9(a) above has occurred.

(c) Post divestiture obligations

The Undertakings include restrictions on Alinta appointing or employing former directors, officers or other employees of APT or APL. For example, Alinta has undertaken not to employ, for a period of three years post divestiture, a person who was, in the last three years, a director or senior executive of APT or APL and had any involvement in the marketing or commercial operation of the MSP or the Parmelia Pipeline.

Alinta has also undertaken not to supply, for a period of five years post divestiture, pipeline management or maintenance services to the MSP or the Parmelia Pipeline while it supplies such services to the Eastern Gas Pipeline and the DBNGP, unless the ACCC relieves Alinta of its obligation to divest the Agility-APT (MSP and Parmelia) Contracts. If relieved of this divestiture obligation, Alinta has undertaken not to supply, for a period of five years post divestiture, any services to APT in respect of the MSP or the Parmelia Pipeline that are additional to the scope of the services that Agility currently provides to APT under the Agility-APT (MSP and Parmelia) Contracts in relation to the MSP and the Parmelia Pipeline.

7.10 Regulatory Deed

The Regulatory Deed was entered into by New Alinta Co, AGL, Alinta and AGL Energy on 22 June 2006. The Regulatory Deed sets out the consequences for the Recommended Proposal if, before certain specified dates:

- a regulatory authority prevents Alinta or New Alinta Co from acquiring ownership of certain AGL assets or prevents (including by obtaining a temporary restraining order or injunction) the implementation of the AGL Scheme if those assets form any part of the AGL assets at the time of the implementation of the AGL Scheme; or
- if the ACCC has not given informal clearance to allow the AGL Scheme to be implemented on the basis that those assets form part of the assets of AGL at the time of the implementation of the AGL Scheme.

As a result of Alinta giving the Undertakings referred to in Section 7.9 to the ACCC on 3 August 2006, and the ACCC's announcement that it will not now oppose the proposed acquisition by Alinta of the AGL Infrastructure Assets, these provisions are unlikely to have further application.

However, the Regulatory Deed also provides that if, during the 12 months following Completion, any AGL group company (which, at that time, will be a Subsidiary of New Alinta Co as a result of the Recommended Proposal) which holds AGL's APT units proposes to dispose of them, Alinta must notify AGL Energy. AGL Energy has a right of first refusal to acquire the APT units at a price per unit equal to the higher of $4.34 and the volume weighted average price at which APT units were traded on ASX in the 10 trading days prior to Alinta notifying AGL Energy of its intention to dispose. This provision applies only to the APT units currently held by AGL and continues to be applicable.

8 Taxation implications for AGL Shareholders

Greenwoods & Freehills

28 August 2006

Direct phone 61 2 9225 5971
Direct fax 61 2 9221 6516
Email Richard.Hendriks@gf.com.au
Matter no 58594
Doc no Greenwoods\003743016

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Scheme of Arrangement
Australian Taxation Report

We have been instructed by the directors of The Australian Gas Light Company ("**AGL**") to prepare this taxation report for inclusion in the Booklet in relation to the AGL scheme of arrangement to implement the Recommended Proposal with Alinta Limited ("**AGL Scheme**").

Capitalised terms not defined in this report have the meaning given to them in the Booklet.

This report contains a general outline of the Australian income tax and goods and services tax ("**GST**") implications for AGL Shareholders who are Australian residents for Australian income tax purposes and who hold their AGL Shares on capital account.

This report does not address the Australian income tax treatment for AGL Shareholders who:

- hold their AGL Shares on revenue account, such as banks or share trading entities; or
- hold AGL Shares under an AGL employee share scheme; or
- are non-residents of Australia for Australian income tax purposes (including non-resident AGL Shareholders who hold, or will hold, their AGL Shares (or shares acquired under the AGL Scheme) through a permanent establishment in Australia).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of participating in the AGL Scheme, based on their particular circumstances.

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4982 Sydney NSW 2001 Australia
Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
www.gf.com.au
Offices in SYDNEY MELBOURNE
Greenwoods & Freehills Pty Limited ABN 60 003 146 852



This report is based on the provisions of the *Income Tax Assessment Act 1936* ("**ITAA 1936**"), the *Income Tax Assessment Act 1997* ("**ITAA 1997**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this report.

1 ATO class ruling

AGL has applied for a class ruling from the ATO to confirm the Australian income tax consequences for AGL Shareholders as discussed in this report ("**Class Ruling**").

The Class Ruling should be available on the ATO website (www.ato.gov.au) once issued.

2 Income tax consequences of participating in the AGL Scheme

2.1 Transaction Dividend

The Transaction Dividend to be paid by AGL on the Transaction Implementation Date will be 100% franked. Generally, AGL Shareholders will be:

- required to include the amount of the Transaction Dividend plus the amount of the attached franking credit in their assessable income; and
- entitled to a tax offset equal to the franking credit.

Where the AGL Shareholder is a corporate shareholder, the receipt of the Transaction Dividend will generally give rise to a franking credit in the AGL Shareholder's franking account.

Generally, to be eligible for the franking credit and related tax offset in respect of the Transaction Dividend, an AGL Shareholder must hold their AGL shares *at risk* for at least 45 days prior to the Transaction Implementation Date (not including the date of acquisition or the Transaction Implementation Date). This holding period rule does not apply to an AGL Shareholder who is an individual whose tax offset entitlement on all franked distributions received in the income year does not exceed $5,000 (equal to franked distributions of $11,666) for the income year.

An AGL Shareholder will not be taken to have held their AGL Shares *at risk* where the AGL Shareholder or an associate holds "positions" (such as options or other hedging arrangements) which materially diminish their risks of loss or opportunities for gain in respect of the AGL Shares.

Where the AGL Shareholder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the AGL Shareholder will generally be entitled to a refund to the extent that the franking credit attached to the Transaction Dividend (taking into account any other dividends received during the income year) exceeds the AGL Shareholder's tax liability for the income year.

2.2 Disposal of AGL Shares

Pursuant to the terms of the AGL Scheme, each AGL Shareholder who participates in the AGL Scheme will receive consideration for the transfer of their

AGL Shares to New Alinta Sub in the form of New Alinta Shares and Converting Shares.

The transfer of AGL Shares to New Alinta Sub will be a capital gains tax ("**CGT**") event for AGL Shareholders. AGL Shareholders who acquired their AGL Shares on or after 20 September 1985 will make:

- a capital gain if the capital proceeds for their AGL Shares are greater than the cost base of their AGL Shares, subject to the application of CGT scrip-for-scrip roll-over relief ("**CGT roll-over relief**") (refer section 2.3 below); or
- a capital loss if the reduced cost base of their AGL Shares is greater than the capital proceeds for the transfer of their AGL Shares.

Any capital gain or capital loss made by AGL Shareholders who acquired (or are taken to have acquired) their AGL Shares before 20 September 1985 will be disregarded.

The capital proceeds for the transfer of AGL Shares will be the aggregate market value of the New Alinta Shares and Converting Shares received in respect of the transfer of AGL Shares. In this regard, the market value of the New Alinta Shares and Converting Shares should be worked out at the time of the CGT event. In our view, the time of the CGT event for an AGL Shareholder will be the date that the AGL Scheme is implemented.

The cost base of AGL Shares will generally include their original or deemed cost of acquisition less (where applicable) the capital return of $0.50 per AGL Share received by AGL Shareholders in April 2005.

2.3 Availability of CGT roll-over relief

To be able to choose CGT roll-over relief, there are a number of conditions that need to be satisfied. In our view, these conditions should be satisfied such that AGL Shareholders who:

- acquired their AGL Shares on or after 20 September 1985; and
- would otherwise make a capital gain in respect of the transfer of their AGL Shares,

should be eligible to choose CGT roll-over relief in relation to the transfer of their AGL Shares.

The ATO has been asked to confirm the availability of CGT roll-over relief in the Class Ruling.

2.4 Effect of CGT roll-over relief

Where CGT roll-over relief is available and an AGL Shareholder chooses CGT roll-over relief for AGL Shares exchanged for New Alinta Shares and Converting Shares, the capital gain in respect of the disposal of AGL Shares acquired on or after 20 September 1985 is disregarded.

The effect of CGT roll-over relief is to defer the capital gain until the subsequent disposal of the New Alinta Shares or Converting Shares (see section 3 below in relation to the exchange of the Converting Shares for AGL Energy Shares under the Buy Back).

The consequences of choosing CGT roll-over relief are that:

- the cost base and reduced cost base of the New Alinta Shares and Converting Shares received by an AGL Shareholder will be the portion of the cost base and reduced cost base of the AGL Shareholder's AGL Shares that is reasonably attributed to them (see sections 4.3 and 4.4 below for more detail on how to do this attribution); and
- the New Alinta Shares and Converting Shares will be taken to have been acquired at the time that the AGL Shares were originally taken to have been acquired. As such, this will affect the taxation consequences of a subsequent disposal or other taxation event in relation to the New Alinta Shares and Converting Shares. However, see section 3.3 below in relation to the time of acquisition of the AGL Energy Shares acquired when the Converting Shares are exchanged under the Buy Back.

2.5 How to choose CGT roll-over relief

AGL Shareholders will generally need to choose CGT roll-over relief before lodging their income tax return for the income year in which the CGT event happens. For most AGL Shareholders, this is expected to be the tax return for the year ending 30 June 2007. Choosing CGT roll-over relief can simply be evidenced by excluding the relevant capital gain, in respect of which CGT roll-over relief is chosen, from the AGL Shareholder's tax return.

The benefit of choosing CGT roll-over relief will depend on the circumstances of each AGL Shareholder. Choosing CGT roll-over relief will generally benefit:

- AGL Shareholders whose AGL Shares have a low cost base relative to the market value of New Alinta Shares and Converting Shares; and
- AGL Shareholders who intend to hold New Alinta Shares and Converting Shares (or after the Buy Back, AGL Energy Shares) for an extended period of time.

AGL Shareholders who have capital losses available, or minimal other assessable income, may benefit from not choosing CGT roll-over relief.

This report is not to be construed as providing a recommendation as to the most appropriate action for AGL Shareholders and all AGL Shareholders should obtain independent advice based on their own particular circumstances.

2.6 Where CGT roll-over relief is not chosen or not available

Set out below are the CGT consequences of the AGL Scheme for AGL Shareholders who make a capital gain as a result of transferring their AGL Shares pursuant to the AGL Scheme and that capital gain is not disregarded because either:

- the AGL Shareholder does not choose CGT roll-over relief in respect of some or all of their AGL Shares; or
- CGT roll-over relief is not available (eg the AGL Shares are acquired or taken to have been acquired prior to 20 September 1985 or the AGL Shareholder makes a capital loss).



AGL Shareholders who acquired their AGL Shares on or after 20 September 1985 will make:

- a capital gain if the capital proceeds for their AGL Shares are greater than the cost base of their AGL Shares; or
- a capital loss if the reduced cost base of their AGL Shares is greater than the capital proceeds for their AGL Shares.

Capital gains and capital losses of a taxpayer in an income year from all sources are aggregated to determine whether there is a net capital gain or net capital loss for that income year.

A net capital gain for the income year is included in the taxpayer's assessable income and is subject to income tax at the taxpayer's marginal tax rate. A net capital loss for the income year cannot be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Specific capital loss carry forward rules apply to AGL Shareholders that are companies.

Individuals, complying superannuation entities or trustees that have held AGL Shares for at least 12 months should be entitled to discount the amount of the capital gain (after the application of any current year or carry forward capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33□% for complying superannuation entities. This is referred to as the "CGT discount". The CGT discount is not available for AGL Shareholders that are companies.

Where the AGL Shareholder is a trustee of a trust, the CGT discount may flow through to the beneficiaries in that trust, other than beneficiaries which are companies. AGL Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discount capital gains.

For AGL Shareholders who have acquired (or are taken to have acquired) their AGL Shares for CGT purposes on or before 11:45am (by legal time in the Australian Capital Territory) on 21 September 1999, a capital gain resulting from the exchange may be calculated using a cost base indexed for inflation. If the AGL Shareholder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999. AGL Shareholders who choose to calculate the capital gain using an indexed cost base cannot also apply the CGT discount to the capital gain.

2.7 Pre-CGT AGL Shareholders

For AGL Shareholders who acquired their AGL Shares prior to 20 September 1985, the cost base of the New Alinta Shares and Converting Shares will be worked out as a proportion of the market value of the AGL Shares at the time of the exchange (see sections 4.3 and 4.4 below). Importantly, for these AGL Shareholders, the New Alinta Shares and the Converting Shares will be taken to have been acquired at the time the AGL Scheme is implemented.

3 Exchange of Converting Shares

3.1 General

Under Subdivision 130-C of the ITAA 1997 ("**Convertible Interest Provisions**"), a capital gain or capital loss arising from the conversion of a convertible interest will be disregarded, and is effectively deferred until the subsequent disposal of the new interest. In addition, for CGT purposes, an interest acquired from the conversion of a convertible interest will be treated as having been acquired when the conversion happened.

3.2 Convertible interest

The terms of the Converting Shares provide for them to be exchanged for AGL Energy Shares under the Buy Back. This conversion will be effected by New Alinta Co buying back the Converting Shares and, in consideration, New Alinta Co procuring AGL Energy to issue AGL Energy Shares to AGL Shareholders who hold Converting Shares.

For the purposes of the Convertible Interest Provisions, a "convertible interest" includes an interest issued by a company that gives its holder a right to be issued with an equity interest in a "connected entity" of the company. In our view, the Converting Shares should be convertible interests on the basis that:

- the Converting Shares will give AGL Shareholders the right to be issued with AGL Energy Shares; and
- AGL Energy will be a "connected entity" of New Alinta Co, as defined.

The ATO has been asked to confirm in the Class Ruling that the Converting Shares will be convertible interests.

3.3 Exchange of Converting Shares – CGT consequences

The exchange of Converting Shares for AGL Energy Shares will constitute a CGT event. However, any capital gain or capital loss made on the exchange should be disregarded under the Convertible Interest Provisions.

The first element of the cost base and reduced cost base of the AGL Energy Shares acquired on exchange of the Converting Shares should be equal to the cost base of the Converting Shares (refer section 4.4 below).

AGL Shareholders will be taken to have acquired their AGL Energy Shares at the time the Converting Shares are exchanged for AGL Energy Shares (regardless of whether an election for CGT roll-over relief was made). This means that such AGL Energy Shares must be subsequently held for at least 12 months to be eligible for the CGT discount.

3.4 Exchange of Converting Shares – dividend consequences

(a) *General*

The specific tax provisions dealing with share buy-backs (Division 16K of the ITAA 1936) can, in certain circumstances, treat part of the buy-back consideration as a dividend for tax purposes.



We understand that New Alinta Co will account for the buy-back of the Converting Shares by debiting its share capital account with an amount equal to the market value of the AGL Energy Shares issued to AGL Shareholders.

Accordingly, subject to the anti-avoidance provisions considered below, in our view the buy-back of the Converting Shares should not give rise to a dividend for AGL Shareholders. The ATO has been asked to confirm this treatment in the Class Ruling.

(b) *Capital benefit anti-avoidance provisions*

Section 45B of the ITAA 1936 is an anti-avoidance provision which applies in certain circumstances where the Commissioner of Taxation considers that a person has entered into a scheme for a purpose (not being an incidental purpose) of enabling a taxpayer to obtain a tax benefit by being provided with a capital benefit in substitution for dividends.

A taxpayer "obtains a tax benefit" if an amount of tax payable by the taxpayer would, apart from s.45B, be less than the amount that would have been payable if the capital benefit had been a dividend.

In determining whether a person entered into the scheme for the purpose (not being an incidental purpose) of enabling a taxpayer to obtain a tax benefit, regard must be had to a number of "relevant circumstances". Those circumstances include, relevantly:

- the extent to which the capital benefit is attributable to capital or the extent to which the capital benefit is attributable to profits (realised and unrealised) of the company or an associate of the company; and
- the pattern of distribution of dividends, bonus shares and returns of capital or share premium by the company or by an associate of the company.

The ATO has been asked to confirm in the Class Ruling that s.45B will not apply to the Buy Back on the basis that:

- any tax benefit obtained by AGL Shareholders under the AGL Scheme should be viewed as nothing more than a natural incident of the Recommended Proposal;
- the capital benefit obtained by AGL Shareholders is not attributable to profits of New Alinta Co or an associate of New Alinta Co; and
- it is not expected that the Buy Back will result in a reduction in the total amount of dividends paid to AGL Shareholders.

4 Holding of New Alinta Shares and AGL Energy Shares

4.1 Summary

AGL Shareholders who hold New Alinta Shares and AGL Energy Shares immediately after the implementation of the Recommended Proposal will generally be taxable on:

- the amount of any dividend received from New Alinta Co or AGL Energy grossed-up for any franking credits attached to the dividend (refer section 4.2 below); and

- a capital gain arising from any subsequent disposal of the New Alinta Shares or the AGL Energy Shares (refer sections 4.3 and 4.4 below).

4.2 Dividends from New Alinta Co or AGL Energy

New Alinta Co and AGL Energy will both generally be required to pay tax on their taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to AGL Shareholders.

Generally, an AGL Shareholder's assessable income will include any franking credit attached to dividends paid by New Alinta Co or AGL Energy in addition to the amount of the dividends (even if any of the dividends are reinvested). Where the franking credit is included in an AGL Shareholder's assessable income, the AGL Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the AGL Shareholder must have held the New Alinta Shares or AGL Energy Shares (as the case may be) *at risk* for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule will not apply to an AGL Shareholder who is an individual whose tax offset entitlement (for all franked distributions received in the income year) does not exceed $5,000 for the income year in which the franked dividend is received.

An AGL Shareholder will not be taken to have held New Alinta Shares or AGL Energy Shares (as the case may be) *at risk* where the AGL Shareholder or an associate holds "positions" (such as options or other hedging arrangements) which materially diminish the risks of loss or opportunities for gain in respect of those shares.

Where the AGL Shareholder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the AGL Shareholder will generally be entitled to a refund to the extent that the franking credit attached to the AGL Shareholder's dividends exceeds the AGL Shareholder's tax liability for the income year.

Where the AGL Shareholder is a corporate shareholder, franked dividends received by the AGL Shareholder will generally give rise to a franking credit in the AGL Shareholder's franking account.

4.3 Disposal of New Alinta Shares

The taxation consequences for AGL Shareholders on a subsequent disposal of their New Alinta Shares in an on-market transaction will depend on whether CGT roll-over relief was available and whether the AGL Shareholder chose for CGT roll-over relief to apply.

(a) *Where CGT roll-over relief is chosen for the AGL Scheme*

Where CGT roll-over relief is chosen in respect of an AGL Shareholder's AGL Shares, the first element of the CGT cost base and reduced cost base of the New Alinta Shares acquired will be equal to the portion of the cost base of the AGL Shares which is reasonably attributable to the New Alinta Shares.

No method of allocating the cost base and reduced cost base is prescribed by the tax legislation. However, based on a recent draft Taxation Determination (TD 2006/D19), we consider that the ATO should accept the "relative market value



method" as a reasonable method of allocating the cost base and reduced cost base of AGL Shares.

Under this method, the cost bases of each parcel of AGL Shares are aggregated. The aggregated cost base of AGL Shares is then allocated pro rata to the New Alinta Shares and Converting Shares based on their relative market values. Other methods may also provide a reasonable attribution of cost base.

Applying the market value method to the AGL Scheme, the cost base and reduced cost base of the New Alinta Shares received in exchange for those AGL Shares will be calculated as follows:

$$\text{Cost base and reduced cost base of New Alinta Shares received} = \frac{\text{Market value of New Alinta Shares received}}{\text{Market value of New Alinta Shares and Converting Shares received}^{*}} \times \text{Cost base of AGL Shares exchanged}$$

Where CGT roll-over relief applies, each New Alinta Share received in exchange for an AGL Share will be taken for CGT purposes to have the same acquisition date as that AGL Share. This will be important for determining whether a CGT discount is available where a capital gain is realised on a subsequent disposal of a New Alinta Share.

(b) *Where CGT roll-over relief is not chosen or is not available for the AGL Scheme*

Where CGT roll-over relief is not chosen or is not available in respect of the transfer of the AGL Shareholder's AGL Shares under the AGL Scheme, the cost base and reduced cost base of the New Alinta Shares received in exchange for those AGL Shares will be calculated under the market value method as follows:

$$\text{Cost base and reduced cost base of New Alinta Shares received} = \frac{\text{Market value of New Alinta Shares received}}{\text{Market value of New Alinta Shares and Converting Shares received}^{*}} \times \text{Market value of AGL Shares exchanged}$$

The New Alinta Shares will be taken for CGT purposes to have been acquired at the time the AGL Scheme is implemented.

4.4 Disposal of AGL Energy Shares

The acquisition date of AGL Energy Shares for CGT purposes will be the time the Converting Shares are exchanged for AGL Energy Shares. Thus, to be eligible for the CGT discount on a subsequent sale of AGL Energy Shares, AGL Shareholders will need to hold their AGL Energy Shares for at least 12 months after the implementation of the Buy Back.

The cost base and reduced cost base of AGL Energy Shares will depend on whether CGT roll-over relief was chosen in respect of the transfer of AGL Shares to New Alinta Sub under the AGL Scheme. The cost base and reduced cost base using the market value method should be calculated as follows:

---

* As the Converting Shares will be exchanged for AGL Energy Shares on 1 for 1 basis under the Buy Back, we consider that it is reasonable to use the market value of the AGL Energy Shares on the day they are issued as a proxy for the market value of the Converting Shares.

(a) *Where CGT roll-over relief is chosen for the AGL Scheme*

$$\text{Cost base and reduced cost base of AGL Energy Shares received} = \frac{\text{Market value of Converting Shares received}^{*}}{\text{Market value of New Alinta Shares and Converting Shares received}^{*}} \times \text{Cost base of AGL Shares exchanged}$$

(b) *Where CGT roll-over relief is not chosen for the AGL Scheme*

$$\text{Cost base and reduced cost base of AGL Energy Shares received} = \frac{\text{Market value of Converting Shares received}^{*}}{\text{Market value of New Alinta Shares and Converting Shares received}^{*}} \times \text{Market value of AGL Shares exchanged}$$

5 GST

No GST should generally be payable in respect of the transactions outlined above, including:

- the disposal of the AGL Shares;
- the acquisition of the New Alinta Shares and Converting Shares; and
- the exchange of Converting Shares for AGL Energy Shares.

As these all involve dealings with securities, the various supplies will be input taxed (ie not subject to GST).

There may be an indirect GST cost for shareholders in relation to GST charged on supplies related to the transactions outlined above (eg legal and other adviser fees paid to obtain advice on whether to participate in the AGL Scheme).

6 Tax File Numbers

An AGL Shareholder should notify New Alinta Co of their Australian Tax File Number ("**TFN**") (or Australian Business Number ("**ABN**") if the New Alinta Shares are held by the AGL Shareholder in the course of carrying on an enterprise). In addition, AGL Shareholders should similarly notify AGL Energy of their TFN or ABN.

If a TFN or ABN notification is not provided to the relevant company, tax at the rate of 46.5% will be deducted from the unfranked component of dividends paid by that company. However, shareholders are entitled to claim an income tax credit/refund (as applicable) in their income tax returns in respect of the tax withheld.

❖ ❖ ❖

Yours sincerely
GREENWOODS & FREEHILLS PTY LIMITED

---

* Refer to the footnote on page 9.

9 Additional information

9.1 Existing AGL share plans and impact of Recommended Proposal

AGL has the following share and incentive plans for employees, executives and non-executive directors:

- the AGL Share Reward Plan (**AGL Share Reward Plan**);
- the AGL Share Purchase Plan (**AGL Share Purchase Plan**);
- the AGL Long Term Incentive Plan (**AGL LTIP**);
- the AGL Share Loan Plan (**AGL Share Loan Plan**); and
- the AGL Management Share Plan (**AGL Management Share Plan**).

The terms of these Plans are summarised below.

The Recommended Proposal has consequences for participants in each of the current Plans. In connection with the Recommended Proposal, the AGL Board has determined that it will exercise some discretions in relation to certain Plans. The consequences of the Recommended Proposal for Plan Participants and the discretions which the AGL Board will exercise in connection with the Recommended Proposal in relation to certain Plan Participants are also set out below.

All of the Plans will be terminated with effect from the Transaction Implementation Date.

AGL Energy will adopt a share reward plan, a share purchase plan and a long term incentive plan following the implementation of the Recommended Proposal. The terms of these plans are summarised in Section 1.7.

References to the New Alinta Shares that Plan Participants will receive are subject to the effects of rounding described in Section 6.2(b)(ii)(B)).

(a) AGL Share Reward Plan

(i) Summary

Under the AGL Share Reward Plan, each eligible employee is invited on an annual basis to acquire up to $1,000 worth of AGL Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Reward Plan (**AGL Reward Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 20 July 2006, there were 424,736 AGL Reward Plan Shares on issue to 2,137 Plan Participants.

(A) Payment of purchase price

The trustee of the AGL Share Reward Plan applies amounts contributed by AGL companies for the purposes of funding the acquisition of the AGL Reward Plan Shares.

(B) Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition or the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

(C) Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

(D) No forfeiture

AGL Reward Plan Shares cannot be forfeited.

(ii) Impact of Recommended Proposal

AGL Reward Plan Shares will participate in the AGL Scheme on the same basis as all other AGL Shares. In other words, Plan Participants will receive one Converting Share and 0.6117 New Alinta Shares for each AGL Reward Plan Share held by them on the AGL Scheme Record Date. Each Converting Shareholder will receive one AGL Energy Share for each Converting Share upon implementation of the Buy Back.

The AGL Board intends to amend the Plan so that the restrictions on transfer imposed by the Plan do not apply to a transfer of AGL Reward Plan Shares under the AGL Scheme.

This will mean that all AGL Reward Plan Shares will cease to be subject to the restrictions imposed by the Plan and the AGL Energy Shares and New Alinta Shares acquired by Plan Participants pursuant to the Recommended Proposal in respect of their AGL Reward Plan Shares will not be subject to the Plan. In other words, Plan Participants who hold AGL Reward Plan Shares at the AGL Scheme Record Date will, following the Recommended Proposal, hold both AGL Energy Shares and New Alinta Shares which are not subject to any restrictions whatsoever and may be sold or otherwise dealt with by those persons as they think fit.

The AGL Board also intends to exercise the discretion vested in it under the Plan to terminate the Plan with effect from the Transaction Implementation Date.

(b) AGL Share Purchase Plan

(i) Summary

Under the AGL Share Purchase Plan, eligible employees, including AGL directors, are invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Purchase Plan (**AGL Purchase Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 20 July 2006, there were 564,310 AGL Purchase Plan Shares on issue to 94 Plan Participants.

(A) Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies in lieu of remuneration entitlements which Plan Participants would otherwise have received for the purposes of funding the acquisition on-market or the subscription at market value of AGL Purchase Plan Shares.

(B) Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earlier of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

(C) Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

(D) No forfeiture

AGL Purchase Plan Shares cannot be forfeited.

(ii) Impact of Recommended Proposal

AGL Purchase Plan Shares will participate in the AGL Scheme on the same basis as all other AGL Shares. In other words, Plan Participants will receive one Converting Share and 0.6117 New Alinta Shares for each AGL Purchase Plan Share held by them on the AGL Scheme Record Date. Each Converting Shareholder will receive one AGL Energy Share for each Converting Share upon implementation of the Buy Back.

The AGL Board intends to amend the Plan so that the restrictions on transfer imposed by the Plan do not apply to a transfer of AGL Purchase Plan Shares under the AGL Scheme.

This will mean that all AGL Purchase Plan Shares will cease to be subject to the restrictions imposed by the Plan and the AGL Energy Shares and New Alinta Shares acquired by Plan Participants pursuant to the Recommended Proposal in respect of their AGL Purchase Plan Shares will not be subject to the Plan. In other words, those Plan Participants who hold AGL Purchase Plan Shares at the AGL Scheme Record Date will, following the Recommended Proposal, hold both AGL Energy Shares and New Alinta Shares which are not subject to any restrictions whatsoever and may be sold or otherwise dealt with by those persons as they think fit.

The AGL Board also intends to exercise the discretion vested in it under the Plan to terminate the Plan with effect from the Transaction Implementation Date.

(c) AGL LTIP

(i) Summary

The AGL LTIP is part of AGL's remuneration system for eligible employees. Eligible employees are employees of AGL companies who are determined to be eligible by the AGL Board in its sole discretion from time to time. Unless otherwise determined by the AGL Board, an eligible employee must have had at least six months continuous service with AGL. The aim of the Plan is to drive sustainable and transparent performance by AGL in the long term.

(A) Plan Participants

Eligible employees of AGL may be invited to participate in the AGL LTIP.

(B) Rights

Under the AGL LTIP, Plan Participants are offered rights to acquire AGL Shares for no consideration (**Rights**). The cost of acquiring the shares is paid by AGL. Prior to vesting, Rights do not carry the benefits of share ownership including dividend or voting entitlement.

As at 20 July 2006, there were 801,873 unvested Rights on issue to 106 Plan Participants.

(C) Terms of issue

No allocation of Rights will be made in any year unless performance standards set by the AGL Board for that year are satisfied.



(D) Vesting

Rights issued under the AGL LTIP vest in accordance with the vesting schedule which forms part of the terms on which the Rights were issued (**Vesting Schedule**). Rights will generally vest in equal annual instalments over three years from the first anniversary of the date of award of the Rights. When Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those Rights.

(E) Lapse of Rights

All Rights will vest if a Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board in its absolute discretion may determine.

If a Plan Participant leaves the employment of an AGL company before Rights have vested in any other circumstance, all Rights that have not vested will immediately lapse unless the AGL Board in its absolute discretion determines otherwise.

(F) Administration

The AGL Board supervises the administration of the AGL LTIP.

(G) Suspension or termination

The AGL Board has the right to suspend or terminate the AGL LTIP at any time.

(ii) Impact of Recommended Proposal

The AGL Board intends to amend the AGL LTIP so that all Rights held by a Plan Participant which have not vested on 30 September 2006 (**Unvested Rights**) will (subject to the Plan Participant's continued employment with an AGL company) vest on that date and be converted into AGL Shares (**AGL Vested LTIP Shares**).

The AGL Vested LTIP Shares will be able to participate in the AGL Scheme. However, subject to that, the AGL Vested LTIP Shares may not be sold, encumbered, disposed of or otherwise dealt with by a Plan Participant until the date that the Unvested Rights which gave rise to the issue of the AGL Vested LTIP Shares would have vested in accordance with Vesting Schedule that applied to those Unvested Rights when they were granted. AGL Vested LTIP Shares will cease to be restricted if the Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board may determine or if the AGL Board so determines in the event of a change in control or demerger of AGL. If the Plan Participant ceases employment with an AGL company in any circumstance not referred to above, the AGL Vested LTIP Shares will be forfeited.

The AGL Vested LTIP Shares will participate in the Transaction Dividend and the AGL Scheme on the same basis as all other AGL Shares. Accordingly, Plan Participants who hold AGL Vested LTIP Shares will receive one Converting Share and 0.6117 New Alinta Shares for each AGL Share which they hold on the AGL Scheme Record Date as a result of the conversion of Unvested Rights. Each Converting Shareholder will receive one AGL Energy Share for each Converting Share upon implementation of the Buy Back.

Consequently, following the implementation of the Recommended Proposal, each participating Plan Participant will hold one AGL Energy Share and 0.6117 New Alinta Shares for each AGL Share which they held on the AGL Scheme Record Date as a result of the conversion of the Unvested Rights. These AGL Energy Shares and New Alinta Shares will not be subject to any restrictions whatsoever and may be sold or otherwise dealt with by Plan Participants as they think fit.

The AGL Board also intends to exercise the discretion vested in it under the AGL LTIP to terminate the AGL LTIP with effect from the Transaction Implementation Date.

(d) AGL Share Loan Plan

(i) Summary

Under the AGL Share Loan Plan, eligible employees were invited to acquire AGL Shares with loan funds provided by AGL. Eligible employees included full-time or permanent part-time employees (other than directors) of AGL companies who had attained the age of 18 years. Employees who were resident overseas could only participate at the AGL Board's discretion. This Plan was superseded by the AGL LTIP.

Shares acquired under the AGL Share Loan Plan (**AGL Loan Plan Shares**) are registered in the name of AGLSP, the trustee

of the Plan (**Trustee**) but beneficially owned by the Plan Participants. As at 20 July 2006, the Trustee held 1,071,900 AGL Loan Plan Shares for the benefit of 45 Plan Participants.

(A) Payment of issue price

AGL makes loans (**Plan Loans**) to Plan Participants who authorise and direct AGL to pay the amount of the Plan Loan to the Trustee for the purposes of the Trustee applying the amount of the Plan Loan towards the subscription for AGL Loan Plan Shares. AGL Loan Plan Shares are subscribed for at market value or at a discount of up to 5% of market value as determined by the AGL Board.

(B) Plan Loans

Plan Loans are limited recourse and interest free and can be repaid by a Plan Participant at any time. As at 20 July 2006, outstanding Plan Loans totalled $6,847,684.

(C) Restrictions on disposal

The Trustee must not dispose of AGL Loan Plan Shares before the earlier of three years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of their death, total and permanent disability, retirement or redundancy, and the AGL Board determining and notifying the Trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Where AGL Loan Plan Shares are issued at a discount to market value, the Plan Participant may direct the Trustee to sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the Trustee and be subject to these restrictions.

(D) Transfer to or sale on behalf of Plan Participant

Upon a Plan Participant's AGL Loan Plan Shares ceasing to be restricted, the Plan Participant may direct the Trustee:

- where there is no outstanding Plan Loan in respect of the shares – to transfer the shares to the Plan Participant or sell the shares and pay the net proceeds to the Plan Participant; or
- where there is an outstanding Plan Loan in respect of the shares – to sell the shares and apply the net proceeds against repayment of the Plan Loan and pay any remaining balance to the Plan Participant. Where the net proceeds of sale would be insufficient to cover the outstanding Plan Loan, the Plan Participant must obtain the prior written consent of the AGL Board before directing the Trustee to sell the shares.

(E) Dividends and voting rights

AGL Loan Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares. However, while a Plan Loan remains outstanding in respect of a Plan Participant's AGL Loan Plan Shares, the Trustee must apply the whole of any dividends paid on those shares in reduction of the outstanding Plan Loan.

(F) Forfeiture

AGL Loan Plan Shares will be forfeited if a Plan Participant ceases to be employed by an AGL company other than by reason of their death, total and permanent disablement, retirement or redundancy prior to the expiration of the restriction period. In this event, the trustee will sell the Plan Participant's AGL Loan Plan Shares and apply the net proceeds of sale in repayment of the Plan Loan and any balance of the net proceeds will be retained for the general purposes of the AGL Share Loan Plan.

(ii) Impact of Recommended Proposal

The AGL Board terminated the Plan in accordance with the terms of the Plan with effect from 14 August 2006.

In accordance with the terms of the Plan, all Plan Loans made to acquire AGL Loan Plan Shares must be repaid in full by 15 September 2006. If a Plan Participant's Plan Loan has been repaid in full by 15 September 2006 then the Trustee will transfer the Plan Participant's AGL Loan Plan Shares to the Plan Participant. If a Plan Participant has not repaid his or her

Plan Loan by 15 September 2006 then the Trustee will, in accordance with the terms of the Plan, sell the whole or such number of the Plan Participant's AGL Loan Plan Shares as are sufficient to enable the Plan Loan to be repaid in full. The balance of the Plan Participant's AGL Loan Plan Shares will be transferred to the Plan Participant upon repayment in full of the Plan Loan.

As a consequence, subject to the repayment of the Plan Participant's Plan Loan, AGL Loan Plan Shares will be able to participate in the AGL Scheme on the same basis as all other AGL Shares. This means that Plan Participants who participate in the AGL Scheme in respect of their AGL Loan Plan Shares will receive one Converting Share and 0.6117 New Alinta Shares for each AGL Loan Plan Share held by them on the AGL Scheme Record Date. Each Converting Shareholder will receive one AGL Energy Share for each Converting Share upon the implementation of the Buy Back.

(e) **AGL Management Share Plan**

(i) **Summary**

This is a plan under which eligible employees of AGL were invited to subscribe for AGL Shares with loan funds provided by AGL. The AGL Management Share Plan was superseded by the AGL Share Loan Plan.

Shares acquired under the AGL Management Share Plan (**AGL Management Plan Shares**) are registered in the names of and beneficially owned by Plan Participants.

(A) Payment of issue price

The issue price for AGL Management Plan Shares was funded by the Plan Participant paying one cent for each share issued, with the balance provided by AGL by way of a loan (**Management Plan Loan**) to the Plan Participant.

AGL Management Plan Shares were issued at their market price or, if the Plan Participant elected, at a discount to market price (of not greater than 10%).

(B) Management Plan Loans

Management Plan Loans are limited recourse, interest free and repayable on the expiry of 10 years from date of issue of the underlying AGL Management Plan Shares. However, a Plan Participant's Management Plan Loan becomes repayable within:

- one month after the dismissal, resignation or retrenchment of the Plan Participant, the Plan Participant disposing of their AGL Management Plan Shares while they are restricted, or the Plan Participant becoming bankrupt. In the case of retrenchment, the AGL Board may extend the time for repayment of the loan for up to 12 months after the date of retrenchment; or
- one year after the retirement or death of the Plan Participant.

Management Plan Loans may be repaid by a Plan Participant at any time.

(C) Restrictions on disposal

Management Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the Management Plan Loan in respect of the shares is repaid in full. While AGL Management Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Plan Shares are also subject to these restrictions.

(D) Disposal of AGL Management Plan Shares

Notwithstanding the above:

- a Plan Participant whose employment with AGL has ceased, may sell their AGL Management Plan Shares provided that any outstanding Management Plan Loan in respect of the shares has been repaid;
- where AGL Management Plan Shares have been issued at a discount to market value, the Plan Participant may sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant; and

- AGL Management Plan Shares may be transmitted in accordance with the AGL Constitution upon the death of the Plan Participant.

(E) Dividends

AGL Management Plan Shares entitle their holder to receive dividends on the same basis as holders of other AGL Shares. However, while a Management Plan Loan remains outstanding in respect of a Plan Participant's AGL Management Plan Shares, the whole of any dividends paid on those shares (and on any bonus shares issued in respect of those shares) must be applied against the loan unless the AGL Board determines otherwise.

(F) Voting rights, share issues, mergers and schemes of arrangement

AGL Management Plan Shares entitle their holder to vote at general meetings on the same basis as holders of other AGL Shares and to participate in all issues of shares, securities and options in respect of the capital of AGL offered pro rata (or nearly pro rata) to holders of other AGL Shares. AGL Management Plan Shares are also entitled to participate in all reconstructions, amalgamations and mergers and schemes of arrangement involving AGL.

(ii) Impact of Recommended Proposal

All Plan Participants repaid their Management Plan Loans prior to the date of this Booklet so that their AGL Management Plan Shares could be freed from the restrictions on dealings imposed by the Plan and the Plan could be wound up.

As all Management Plan Loans have been repaid, the Plan will terminate and the Plan Participant's AGL Management Plan Shares will participate in the AGL Scheme on the same basis as all other AGL Shares. As a consequence, each Plan Participant who participates in the AGL Scheme will, following implementation of the Recommended Proposal, hold one Converting Share and 0.6117 New Alinta Shares for each AGL Management Plan Share held by them on the AGL Scheme Record Date. Each Converting Shareholder will receive one AGL Energy Share for each Converting Share upon implementation of the Buy Back.

9.2 Other material contracts - AGL

(a) AGL Energy and New Alinta to conduct their businesses

The principal arrangements between AGL Energy and New Alinta arising from the implementation of the Recommended Proposal are described in Sections 6 and 7.

In addition, AGL Energy has a number of gas transmission agreements with Alinta which are referred to in Section 9.2(b)(i).

(b) AGL Energy and third parties

(i) Gas supply and transportation arrangements

AGL Energy has long term supply contracts for natural gas from a number of gas producers whose sources include the Cooper Basin in South Australia and South Western Queensland and the Gippsland Basin (Victoria/Bass Strait).

A summary of the particular arrangements appears below:

- arrangements with various producers of natural gas located in the Cooper Basin Region (spanning both South Australia and South Western Queensland). Initially, these arrangements to source natural gas from the Cooper Basin were entered into in 1971. Further arrangements have been entered into which provide for the supply of gas up to the beginning of 2017. There are also some specific arrangements with respect to the supply to AGL Wholesale Gas (SA) Pty Limited which terminate on 1 January 2012;
- arrangements with Esso and BHP Petroleum. AGL Wholesale Gas sources natural gas supplied by Esso and BHP Petroleum from the Gippsland Basin (Victoria/Bass Strait). This agreement continues until the end of 2017;
- Gascor arrangements – Victoria. Gascor Pty Limited (in which a Subsidiary of AGL, AGL Sales Pty Limited, which will be an AGL Energy entity, holds a 33.3% shareholding) has entered into a number of inter-related arrangements with Esso and BHP Petroleum and other entities for the supply of natural gas in the Victorian market. These arrangements commenced on different dates, however, the primary arrangements terminate on the earlier of 31 December 2009 and the date on which all gas contracted under the arrangements has been taken;
- arrangement with Origin Energy. AGL Wholesale Gas has also entered into gas supply arrangements with Origin Energy

and its Subsidiaries for the supply of natural gas from coal bed methane sources in Queensland. Supply under the agreement is for a period of 15 years commencing 1 May 2005 and can be extended for a further period of 5 years if agreed between the parties; and

- arrangement with Sydney Gas. AGL Wholesale Gas has entered into a gas supply arrangement with Sydney Gas for the supply of natural gas from coal bed methane sources in the Sydney Basin. The agreement commenced in 2005 and is for a period of 10 years with an option to extend for a further 4 years.

These supply contracts typically contain take or pay provisions requiring the relevant AGL Group entity to purchase a fixed percentage of its contracted gas amount at a fixed price (which may be subject to periodic reviews) regardless of whether it can sell that gas. The take or pay amount is fixed at a proportion of AGL's forecast demand. If the relevant AGL Group entity's actual gas demand is significantly below the take or pay amount, then in some cases that entity has the right to defer delivery of the gas until a later date during the remaining term of the contract.

AGL Energy also has a number of transmission agreements with third parties including Alinta, Esso/BHP Petroleum and Epic Energy. These transmission arrangements enable the AGL Group to transport gas related to its gas supply contracts. Transmission is purchased on both a firm basis, that is, a minimum volume at a fixed price, and on an 'as available' basis to satisfy demand variances.

(ii) Arrangements with Sydney Gas

Subsidiaries of AGL have entered into a number of arrangements with Sydney Gas and its Subsidiaries under which they have obtained a 50% interest in each of:

- a gas project being developed near Camden (and in respect of which AGL has assumed the operatorship on behalf of the joint venture);
- a gas project being developed in the Hunter Valley; and
- a gas exploration project being developed near Camden.

The parties have entered into Joint Operating Agreements and other ancillary agreements in relation to each of these gas projects. The Joint Operating Agreements govern the relationship between the parties.

(iii) Arrangements in relation to LYA

AGL has an interest in LYA, the largest base load electricity generator in Victoria, and its adjacent coal mine, as a result of its investment in GEAC. Section 1.1(c)(iv) contains further details.

GEAC is the holding company for LYP, which owns LYA and its adjacent coal mine. AGL has a shareholding of 32.5% in GEAC and has entered into a number of agreements in relation to both its GEAC shareholding and its grant of loans to GEAC. Section 1.1(c)(iv) contains further details.

A Shareholders Agreement between each of the shareholders of GEAC governs the relationship between the shareholders.

(iv) Elgas joint venture

AGL has a 50% indirect interest in Elgas which is held through a wholly owned Subsidiary of AGL. The other 50% interest is held by BOC. Section 1.1(b)(vi) contains further details.

Each of AGL and BOC's 50% interests in Elgas is held through a holding company in which the relevant AGL Group company and BOC are shareholders. The interests in Elgas are managed through the holding company's constitution and a Shareholders Agreement.

(v) PNG Upstream Gas Project (AGL Energy)

AGL Energy Subsidiaries have entered into a series of agreements relating to the PNG Upstream Gas Project including a Sale and Purchase Agreement with the PNG Gas Producers for 1,500 PJ of gas and an agreement with Oil Search to acquire a 10% equity interest in the PNG Upstream Gas Project. Section 1.1(d)(ii) contains further details.

Subject to satisfaction of the relevant conditions (including financial close of the proposed PNG Australian Pipeline Project), the first sale of gas to AGL Wholesale Gas Limited under the Sale and Purchase Agreement with the PNG Gas Producers could take place in 2009.



Under both agreements, AGL has provided guarantees of its Subsidiaries' obligations.

Subject to various third party consents, AGL proposes that the relevant guarantees will be transferred to AGL Energy as it will become the ultimate holding company of the various Subsidiaries involved in the project.

(vi) Joint venture with Petronas

AGL Pipelines Investments (QLD) Pty Limited is a party to a Joint Development Agreement with Petronas in relation to the establishment of the APC 50/50 joint venture between the two parties for the construction of the proposed PNG Australian Pipeline.

The Joint Development Agreement governs the relationship between Petronas and AGL Pipelines Investments (QLD) Pty Limited during the project development phase of the proposed PNG Australian Pipeline Project.

The agreement terminates on the first to occur of the financial close of the project or 31 December 2007 (or another date agreed between AGL and Petronas).

Financial close of the project will occur when final documentation is executed by the parties, the conditions precedent to each party's performance of its obligations under the documentation have been satisfied, and funds are available to enable the project to proceed to completion.

In AGL's view, the proposed PNG Australian Pipeline Project is unlikely to proceed in its current form although there may be alternative ownership structures for the pipeline that could allow it to be developed.

(vii) Proposed PNG Australian Pipeline Project

APC and the PNG Gas Producers are parties to a Letter of Intent under which the parties are obliged, among other things, to:

- confer with each other to ensure alignment and compatibility of the respective projects; and
- develop the respective projects to a position from which they can jointly determine whether to move to final implementation and construction.

During August 2006, AGL and Petronas decided to scale back FEED activities due to a lack of commited foundation gas load customers and escalating construction costs.

(c) AGL's Infrastructure Business and third parties

(i) Pipeline Development Agreement between AGL and APT

General description

This agreement governs the commercial relationship between AGL as a developer of gas transmission pipelines and Australian Pipeline Limited as responsible entity for APT as an investor and acquirer of gas transmission pipelines. The agreement sets out the rights and obligations of the parties in respect of the development of gas transmission pipelines and the acquisition of those assets.

The agreement has an initial term which will run until approximately 2020 with a possible extension of a further period of five years and from then on a rolling five year basis.

Rights to purchase

Subject to the rights of any third party, AGL must offer to APT at least 20% of the aggregate ownership interests in the proposed PNG Australian Pipeline, which is associated with the PNG Upstream Gas Project (**APT Right**). The offer must be made on or prior to practical completion of construction of the pipeline and is to be made at a price determined by AGL (acting in good faith). APT can accept part of the percentage interest offered to it provided that it is not less than an aggregate 10% interest in the proposed PNG Australian Pipeline. See section 1.1(e) for a further discussion on the proposed PNG Australian Pipeline.

Subject to the rights of any third party, apart from the proposed PNG Australian Pipeline, AGL must, on or prior to practical completion of any relevant high pressure gas transmission pipeline in Australia in which it has an ownership interest, offer to sell all of that interest to APT at a price determined by AGL. The agreement contains provisions concerning the contents of such an offer, including pricing, terms and the timing of the offer.



Acquisition opportunities for target businesses

AGL and APT have also agreed that they will jointly seek out and examine opportunities to acquire businesses. The agreement sets out the nature and manner in which the parties will act jointly, including the reciprocal obligation to bring an opportunity to each other's attention.

Services – pipeline management

Subject to any third party rights, AGL has the first right of refusal to provide pipeline management services to APT in respect of any pipeline which APT acquires or develops.

Restrictions applicable to APT and AGL's first right of refusal

During the term of the agreement, subject to the rights of any third party, APT cannot sell or dispose of any high pressure gas transmission pipelines which it owns in Australia (or interests in such assets held through shares or units in a trust) without first offering its interest to AGL.

Termination

The agreement can be terminated if AGL (for a continuous period of 90 days) holds less than 20% of the issued securities of APT. As stated in Section 3.3(d), AGL currently holds 30% of the issued units in APT.

As set out in Section 1.1 AGL Energy's business and assets will include the rights and obligations of AGL Pipelines Investment (QLD) Pty Limited associated with the proposed PNG Australian Pipeline Project under the APC joint venture with Petronas. Accordingly, subject to APT's consent, AGL intends to transfer the APT Right to AGL Energy notwithstanding the decision to scale back FEED in respect of the project. In all other respects it is AGL's current intention that the Pipeline Development Agreement between it and APT will continue in accordance with its terms.

(ii) Gas transportation arrangements in NSW

AGL Gas Networks, which will be a New Alinta entity, has entered into various arrangements with retailers and major energy users (including AGL Energy) for the transportation of gas through its NSW gas distribution network. These arrangements are either reference or non-reference arrangements.

IPART has approved reference tariff prices that apply under reference service arrangements. The reference arrangements applicable to AGL Energy are the same as those applicable to third party users. Terms and conditions and prices under non-reference arrangements are individually negotiated, and in the case of AGL Energy have also been approved by IPART.

All these agreements typically continue until the user no longer requires the transportation service or until terminated in accordance with their terms. Generally, the agreements can be terminated if a party commits an unremedied material breach of the agreement or suffers an insolvency event.

(iii) Electricity distribution arrangements in Victoria

AGLE, which will be a New Alinta entity, has entered into various agreements with electricity retailers for the distribution of electricity through AGLE's electricity network in Victoria.

These agreements are generally based on AGLE's default Use of System Agreement approved by the ESC. Network tariffs charged are calculated pursuant to an electricity price determination made by the ESC and the applicable tariffs for each year are subsequently approved by the ESC.

The agreements generally continue until they are terminated as a result of a material unremedied breach of the agreement by the user. They can also be terminated where the retailer ceases to require any distribution services or AGLE ceases to be obliged under the various electricity laws to provide such services.

AGLE also provides these distribution services to AGL Energy. The relevant services are provided on terms in accordance with the ESC approved Use of System Agreement, including tariff rates.

(iv) Agility construction and other arrangements

Agility, which will be a New Alinta entity, has entered into various arrangements with third party customers in relation to construction projects in the electricity, gas and water sectors. In general terms, pricing in relation to these arrangements is

based on an agreed project price subject to project variation claims.

Agility has also entered into various agreements under which it provides operation and maintenance services to its customers. In general terms, pricing for these services is based on an agreed schedule of rates, depending on the nature of the services provided.

Agility has entered into some non-material arrangements in relation to the provision of services to AGL Energy. It is expected that these arrangements with AGL Energy will continue following the implementation of the Recommended Proposal until their expiration or renegotiation.

(d) **Third party contracts to be split between AGL Energy and New Alinta**

(i) **ActewAGL joint venture**

The proposed restructure of the ActewAGL joint venture is described in Section 7.8.

(ii) **Arrangements in relation to AGL's head office**

AGL has entered into several leases with Trust Company of Australia Limited (as lessor) and Stockland Trust Management Limited (as responsible entity) in relation to AGL's head office at 72 Christie Street, St Leonards NSW.

The leases (with the exception of the lease of the car park) are in substantially identical terms and relate to different levels of the building.

The leases commenced in late 2005 and will terminate in 2017 unless AGL exercises one or both of its two options under each lease for the grant of new six year leases. If both options are validly exercised, those leases will terminate in 2029.

AGL has also entered into a management agreement with the counterparties to the leases under which AGL agrees to provide facilities management services to the building while AGL continues to occupy the entire building.

AGL intends to transfer these arrangements to AGL Energy prior to the Transaction Implementation Date, subject to obtaining relevant consents. It is also anticipated that arrangements will be put in place under which New Alinta will occupy space within 72 Christie Street. It is anticipated that these arrangements will include appropriate security and other measures to ensure that the operations of AGL Energy and New Alinta are properly segregated.

9.3 Other material contracts – Alinta

(a) **Infrastructure investments**

Alinta is a party to certain shareholder/unitholder agreements relating to its interest in AlintaGas Network, UED, Multinet Gas and DBNGP. These agreements contain usual provisions of agreements of this type including in relation to decision making and the transfer of shares/units.

(b) **Asset management business – AlintaGas Network, UED, Multinet Gas and DBNGP**

(i) **UED, AlintaGas and Multinet Gas OSA**

Pursuant to the OSA with each of UED, AlintaGas and Multinet Gas, AAM provides a comprehensive suite of services for the operation and management of each network in accordance with standards specified in the relevant OSA. Regulatory strategy and pricing decisions are excluded. In consideration of the provision of services the asset owner must pay AAM certain fees. Some fees are fixed and others are variable.

The term of each OSA consists of an initial term, the first renewal period and subsequent renewal periods. The end of each period follows the intended regulatory price re-set for the underlying asset. A review opportunity exists at the end of the initial period to adjust the fees payable under the applicable OSA, however unless a default exists, the OSA will continue for the first renewal period.

The initial term of the UED OSA and the AlintaGas OSA has occurred and the parties are in the process of negotiating the fees for the first renewal period of five years for those agreements.

The initial term of the Multinet Gas OSA ends on 30 June 2008.

After the end of the first renewal period, the OSAs will be renewed for a subsequent renewal period of 5 years unless the asset owners appoint an alternative service provider and AAM has not exercised its last right of refusal in respect of the

services for that further term.

(ii) **DBNGP OSA**

Under the DBNGP OSA, AAM operates, manages and constructs the DBNGP and provides some corporate services. Commercial services are provided by the asset owner.

The initial term of the DBNGP OSA expires in 2040.

In consideration of the provision of the services, AAM is reimbursed its costs in providing those services and paid a management fee, incentive fee, and project management fee.

(c) **Alinta and AIH**

Alinta, or a Subsidiary of Alinta, is a party to a number of agreements with AIH including the:

- Alliance Agreement;
- AIH OSA;
- CSSA; and
- EMID,

which govern its relationship with AIH.

These agreements (other than the EMID) are described below. For a more detailed description see www.aih.net.au.

Alinta and AIH have entered into a memorandum of understanding under which among other things, it has been agreed:

- New Alinta will assume the rights and obligations of Alinta under the Alliance Agreement, OSA and the CSSA described below;
- Alinta and AIH will commence discussions with AIH regarding the possible acquisition by AIH of some of the AGL Infrastructure Assets; and
- AIH has waived its rights of first refusal over Alinta's WA Cogeneration assets.

(i) **Alliance Agreement**

The Alliance Agreement between Alinta, AIL, AIT and AIIT governs certain aspects of the ongoing relationship between Alinta and each of AIL and the responsible entity for each trust. The key provisions of the Alliance Agreement are summarised below.

Subject to the following paragraph, Alinta is the exclusive provider of operation and management services and corporate and strategic services to the AIH Group.

If AIH acquires a new asset, AIH is not required to obtain services of the kind provided under the AIH OSA from Alinta in respect of that new asset. If it does, generally the same terms and conditions of the existing AIH OSA will apply. However, if Alinta is not the service provider in respect of the new asset then:

- the Alliance Agreement will terminate unless Alinta gives notice that it will continue;
- certain services under the AIH OSA and CSSA will not be provided to the new asset owner or in respect of that asset;
- the manager under the CSSA will be entitled to terminate the CSSA by giving 12 months notice in writing to AIH, such notice to be provided within six months of termination of the Alliance Agreement; and
- AIH will be entitled to terminate the CSSA by giving three years' notice in writing to the manager. The notice must not expire before ten years after the commencement of the CSSA.

If Alinta wishes to dispose of an asset which falls within AIH's existing investment mandate (excluding any renewable energy assets), AIH will have a first right of refusal to acquire 100% of Alinta's interest in the asset subject to certain pre-emptive rights of third parties (including those which existed at the time Alinta acquired its interest in the assets and, when the agreement applies to New Alinta, any existing rights applicable to AGL Infrastructure Assets and any rights arising from the Transaction Documents, the Put Options Deed and the Pipeline Development Agreement).

Alinta will not invest in assets which fall within AIH's investment mandate (excluding renewable energy assets) without first

offering AIH the opportunity to pursue that investment.

Alinta will forgo part of its management fees under the AIH OSA and CSSA during the first ten years if the distributable cash forecasts in the Alliance Agreement are not met.

Alinta and its Related Bodies Corporate are to maintain a total interest in AIH of not less than 15% until such time as AIH proposes to acquire a new asset and Alinta informs AIH that, if the acquisition proceeds, the Alliance Agreement will terminate.

The Alliance Agreement also provides for a licence of the "Alinta", "Alinta Infrastructure Holdings" and other related trade marks to the AIH Group. This licence will terminate automatically if the Alliance Agreement is terminated and is terminable by Alinta in other circumstances specified in the agreement.

(ii) AIH OSA

Alinta (as service provider) and AIL, AIIT, AIT, AEH, and certain other AIL Subsidiaries have entered into the AIH OSA which governs the terms and conditions under which Alinta provides services to manage the businesses and operate, manage and maintain the gas pipeline and power assets on behalf of the AIH Group members.

The AIH OSA is for an initial term of 25 years. It may be renewed for further terms of ten years each on the same terms and conditions, however, the AIH Group (together) may, instead of renewing the AIH OSA, give notice that it will undertake the market tender process to identify an alternative service provider which is subject to certain procedures and processes which are set out in the AIH OSA.

Alinta provides all services required to manage the assets and the business. In performing the services Alinta must meet certain service standards including good industry practice, compliance with laws and approved asset management, environmental and other plans. Alinta must also materially comply with all material contracts and AIL business plans and provide the services in a timely, commercial, prudent and reasonable manner.

Alinta is reimbursed for its costs in providing these services, including a Corporate Support Services Cost Recovery and an IT Asset Capital Recovery and is paid an asset management fee equivalent to 3% of the total revenue for that year and an asset incentive fee equal to 1% (only 0.25% for 2006 and 0.50% for 2007) of the Fully Paid Market Capitalisation (as those terms are defined in the AIH OSA) of AIH for that year.

The asset management fee and the asset incentive fee may be paid, with the prior approval of Alinta, by the issue of securities in AIH.

The AIH OSA can only be terminated in the event of either:

- insolvency of Alinta or a member of the AIH Group; or
- unremedied material breach by a member of the AIH Group (including a failure to hold a material authorisation), which breach will have a material adverse effect or, if it does not, the member of the AIH Group does not take action after Alinta reasonably requires to address that default.

Alinta may also suspend the services provided to a defaulting member of the AIH Group.

A service or asset may be terminated from the AIH OSA in the event of the following:

- an extended force majeure event suspending Alinta's obligations for six months or more (however, demobilisation costs must be paid by AIL and, in most cases, the exclusivity provisions will continue to apply); or
- an unremedied default by Alinta which will cause a major detrimental effect, in which case AIL may terminate the service to which the default relates with two months' notice if that default remains unremedied and the major detrimental effect was solely attributable to Alinta.

(iii) CSSA

The CSSA sets out the terms and conditions under which AMS provides corporate and strategic services and support to AIH Group members and other services to the responsible entity of AIT and AIIT.

The services provided by AMS include provision of persons from time to time to fulfil the roles of Chief Executive Officer and Chief Financial Officer of AIL, responsible officers and any other persons from time to time necessary to enable any of AIIT, AIT or AIL or the responsible entity of AIT or AIIT to discharge their legal obligations (excluding the provision of



personnel to PIML);

AMS must perform these services in a timely, commercial, prudent and reasonable manner and must comply with good industry practice and applicable laws (including occupational health and safety legislation), material authorisations, codes, policy, regulations or orders of governmental bodies having jurisdiction.

AIL and the responsible entity of AIT and AIIT must each reimburse AMS for all costs AMS incurs in providing the services to the relevant entity. AIL and the responsible entity of AIT and AIIT will also pay AMS a portion of a performance fee calculated as 20% of the return to securityholders in excess of the benchmark return for each half financial year (**Performance Fee**).

Securities in AIH may be issued in lieu of the unpaid part of the Performance Fee, subject to compliance with relevant laws (including convening any unitholder meetings).

The term of the CSSA is for an initial period of 15 years. At any time prior to the expiration of the CSSA, AIH has the right to renew its operation for consecutive 5 year periods.

The CSSA may be terminated by AMS:

- upon six months' notice if any of AIT, AIIT or AIL ceases to be listed on ASX;
- for material breach of the CSSA by any of AIT, AIIT or AIL which is not remedied after an appropriate cure period or cure plan;
- immediately for insolvency of any of AIT, AIIT or AIL;
- at any time where the OSA is terminated or expires; or
- at any time within the 6 month period commencing on the date of termination of the Alliance Agreement, such termination to be effective 12 months from the date of notice.

The CSSA may be terminated by the other parties:

- for material breach of the CSSA by AMS which is not remedied after an appropriate cure period or cure plan;
- for insolvency of AMS; or
- if AFML ceases to be the responsible entity of AIT and AIIT and the Alliance Agreement is terminated upon three years' notice to AMS, such notice not to expire before the CSSA has been in operation for ten years.

(d) Alinta EATM

Alinta EATM is a party to two key gas transport agreements and a number of gas sales agreements, including the Tolling Agreement and a gas purchase agreement with BHP Petroleum and Esso.

(i) Gas transport agreements

Alinta EATM has entered into long-term gas transportation agreements with each of the Tasmanian Gas Pipeline and Eastern Gas Pipeline owners for transportation services under the Tasmanian Gas Pipeline and Eastern Gas Pipeline respectively.

The services provided under the agreements continue until 2018.

The various tariff charges and other commercial terms vary. The agreements contain the usual provisions relating to delivery points, MDQ, contract tolerance and prioritisation. Alinta EATM is granted three options to increase the firm forward haulage service MDQ for the Eastern Gas Pipeline by 20 TJ per day, 15 TJ per day and 15TJ per day (50 TJ per day in aggregate) at any time for the balance of the term upon giving 18 months' notice. The tariff for the increased MDQ varies depending on whether the Eastern Gas Pipeline is achieving certain forecast revenues.

(ii) Tolling Agreement for the Bairnsdale Power Station

The owners of Bairnsdale Power Station and a Subsidiary of Alinta are parties to a Tolling Agreement under which Alinta EATM has the right to control the despatch of the Bairnsdale Power Station and receive all revenue resulting from generation into the NEM. In exchange Alinta EATM pays the owners a tolling charge for use of the plant.

The term of the Tolling Agreement is ten years from April 2004 with two renewal periods of five years each. The agreement is automatically renewed on the same terms and conditions other than the tolling charge.

The tolling charge for the first ten years is set out in the agreement. The tolling charge for the renewal periods is to be agreed between the parties having regard to certain criteria including the forecast spot price in the NEM, characteristics of the Bairnsdale Power Station, an assumed availability factor and that Alinta Sales is responsible for all gas costs associated with the Bairnsdale Power Station.

The tolling charge is adjusted each year to reflect divergences of actual availability and operating profile from requested availability and an assumed operating profile.

(iii) BHP Petroleum and Esso agreement

BHP Petroleum and Esso sell gas to Alinta EATM under a take or pay gas purchase agreement which runs until 2018.

9.4 AGL Directors and their interests

The AGL Directors at the time of lodgement of this Booklet for registration by ASIC are listed below:

Name	Position
Mr Mark Johnson	Chairman
Mr Paul Anthony	Managing Director and Chief Executive Officer
Mr Charles Allen AO	Non-executive director
Sir Ronald Brierley	Non-executive director
Mr David Craig	Non-executive director
Ms Carolyn Hewson	Non-executive director
Mr Max Ould	Non-executive director
Mr Graham Reaney	Non-executive director

Other than as set out below, no marketable securities of AGL are held by or on behalf of AGL Directors as at the time of lodgement of this Booklet for registration by ASIC:

AGL Director	AGL Shares held by or on behalf of the AGL Director
Mr Mark Johnson	198,366
Mr Paul Anthony	2,000
Mr Charles Allen AO	72,881
Sir Ronald Brierley	75,422
Mr David Craig	3,241
Ms Carolyn Hewson	51,386
Mr Max Ould	12,805
Mr Graham Reaney	90,460

Each AGL Director intends to vote their AGL Shares in favour of the AGL Scheme.

No marketable securities of AGL Energy, Alinta or New Alinta Co are held by or on behalf of AGL Directors as at the date of this Booklet apart from:

- Paul Anthony who holds one of the two New Alinta Shares on issue as at the date of this Booklet; and
- Max Ould who holds 10,000 Alinta Shares.

As AGL Energy is a wholly owned Subsidiary of AGL with two shares on issue, all of the AGL Directors collectively control these shares.

9.5 Dealings in securities

(a) **Dealings**

Except as disclosed below or in Section 9.4, no AGL Director has acquired or disposed of a relevant interest in any:

- AGL Shares or other AGL securities;
- AGL Energy Shares or other AGL Energy securities;
- New Alinta Shares, Converting Shares or other New Alinta Co securities; or
- Alinta Shares or other Alinta securities,

in the four month period immediately preceding the date of this Booklet.

Paul Anthony acquired 2,000 AGL Shares on 27 April 2006 in order to satisfy the minimum shareholding requirement for AGL Directors under the AGL Constitution.

It is anticipated that AGL Directors will acquire shares under the AGL Share Purchase Plan between the date of this Booklet and Completion.

(b) **Consideration**

Except as disclosed elsewhere in this Booklet or the Alinta Scheme Booklet, none of:

- AGL Energy or any associate of AGL Energy; and
- New Alinta Co or any associate of New Alinta Co,

has provided, or agreed to provide, consideration for any AGL Shares or securities under a purchase or agreement during the four months immediately preceding the date of this Booklet.

On 13 March 2006, AGL announced a takeover offer for Alinta of 0.564 AGL Shares per Alinta Share.

On 20 March 2006, Alinta announced a takeover offer for AGL of 1.773 Alinta Shares per AGL Share.

(c) **Benefits**

Except as disclosed elsewhere in this Booklet or the Alinta Scheme Booklet, during the four months immediately preceding the date of this Booklet, none of:

- AGL Energy or any associate of AGL Energy; and
- New Alinta Co or any associate of New Alinta Co,

has given, or offered to give or agreed to give, a benefit to another person where the benefit was likely to induce the other person, or an associate, to:

- vote in favour of the AGL Scheme; or
- dispose of AGL Shares or other AGL securities to New Alinta Co.

9.6 Payments or other benefits to AGL Directors, secretaries and executive officers

Other than as set out in Section 9.7 below or elsewhere in this Booklet, no payment or other benefit is proposed to be made or given to any director, secretary or executive officer of AGL, or of any Related Body Corporate of AGL, as compensation for loss of, or as consideration for or in connection with their retirement from office as a director, secretary or executive officer of AGL or of a Related Body Corporate of AGL as a result of the Recommended Proposal.

9.7 No agreements or arrangements with AGL Directors or officers in connection with the Recommended Proposal

Other than:

- the arrangements in relation to Paul Anthony referred to in Section 1.4(b);
- an arrangement which AGL proposes to enter into with an executive officer under which the executive officer will receive a termination payment of approximately $1.2 million if the Recommended Proposal is implemented;
- the indemnities and other arrangements referred to in Section 1.5(g);
- the entry by certain AGL Directors into new terms of appointment with AGL Energy; and

- the arrangements set out in Sections 1.7 and 9.1 in relation to existing and proposed share and incentive plans,

there are no agreements or arrangements made between an AGL Director and any other person in connection with or conditional upon the outcome of the Recommended Proposal.

9.8 Relevant interests

As at the date of this Booklet, AGL does not have a relevant interest in any marketable securities of New Alinta Co.

As at the day immediately prior to the date of this Booklet, AGL has a relevant interest in 2,372,566 marketable securities of Alinta (0.90%).

9.9 Removal of AGL from the official list of ASX

If Completion occurs, an application will be made to ASX to remove AGL from quotation on the official list of ASX.

9.10 No relevant restrictions in constitutions of AGL and AGL Energy

There are no restrictions in the constitutions of AGL or AGL Energy which would prevent implementation of the Recommended Proposal.

9.11 Intentions concerning the businesses of AGL Energy and New Alinta

(a) **Intentions of AGL Directors concerning the businesses of AGL Energy**

Other than as disclosed in this Booklet (including without limitation in Section 1), it is the present intention of the AGL Board following the implementation of the Recommended Proposal:

- to continue the businesses of AGL Energy;
- not to make any major changes to the businesses of AGL Energy; and
- to continue the employment of the present employees of AGL Energy.

(b) **Intentions of Alinta Directors concerning the businesses of Alinta**

Other than as disclosed in this Booklet (including without limitation in Section 3) and the Alinta Scheme Booklet, it is the present intention of the New Alinta Board following the implementation of the Recommended Proposal:

- to continue the businesses of Alinta;
- not to make any major changes to the businesses of Alinta; and
- to continue the employment of the present employees of Alinta.

(c) **General**

If the Recommended Proposal becomes effective, each of AGL Energy and New Alinta Co will have a separate board of directors. These boards of directors will be solely responsible for determining the strategic direction of AGL Energy and New Alinta Co respectively and may decide that it is appropriate to adopt different business strategies from those referred to in this Booklet.

Details in relation to the board of AlintaAGL following Completion are set out in Section 7.2(e).

9.12 Earnings for statutory reporting purposes

If the Recommended Proposal is implemented, the effective date for accounting purposes of the separation of AGL Energy and AGL's businesses which will form part of New Alinta will be the Transaction Implementation Date.

The consolidated financial results of AGL Energy reported for the 12 month period to 30 June 2007 will comprise:

- results for AGLEN from 1 July 2006 to 30 June 2007; and
- results relating to the earnings of AGLEN's subsidiaries (their consolidated contribution) from the point in time at which AGLEN gains control over those subsidiaries up to 30 June 2007.



9.13 Material changes to the financial position of AGL

Within the knowledge of the AGL Directors and other than as disclosed in this Booklet or announced to ASX, the financial position of AGL has not materially changed since 30 June 2006, ASIC has provided relief to AGL to allow it to make this statement by reference to 30 June 2006, rather than 30 June 2005 (which was the last balance sheet sent to AGL Shareholders). For further details see Section 9.21(b).

9.14 Capital structures and capital raisings

(a) **AGL Energy**

Prior to Completion, AGL Energy will have two AGL Energy Shares on issue, both of which will be held by AGL.

If the AGL Scheme is approved by AGL Shareholders and the Recommended Proposal is implemented, AGL Energy will, immediately following Completion, have on issue one AGL Energy Share for each AGL Share on issue as at the AGL Scheme Record Date (other than the Excluded AGL Shares).

AGL Energy has not issued any equity capital for the three months before the date of lodgement of this Booklet for registration by ASIC and does not currently expect to issue any equity capital in the three months after the date of lodgement of this Booklet for registration by ASIC (other than the issue of AGL Energy Shares to implement the Recommended Proposal as contemplated in this Booklet).

(b) **New Alinta Co**

New Alinta Co has two New Alinta Shares on issue, one of which is held by Paul Anthony and one of which is held by Bob Browning. Except for these shares (which were issued at $10.80 per share), New Alinta has not issued any other securities.

If the AGL Scheme is approved by AGL Shareholders and the Recommended Proposal is implemented, New Alinta Co will, immediately following Completion, have on issue the number of New Alinta Shares given by the Net Merger Value (as defined in the Merger Implementation Agreement) divided by $10.80 (the number of New Alinta Shares issued under the AGL Scheme) (subject to the effects of rounding) and one New Alinta Share for each Alinta Share on issue as at the Alinta Scheme Record Date.

As noted in Section 3.4(b), Alinta regularly evaluates possible acquisition opportunities and will continue to do so. It is possible that New Alinta Co will issue additional securities in connection with any such acquisitions which come to fruition.

9.15 Dividend reinvestment plan

(a) **AGL Energy**

The AGL Energy Board will adopt a dividend reinvestment plan which will provide AGL Energy Shareholders with a choice of reinvesting dividends paid on AGL Energy Shares by applying all or part of those dividends to acquire additional AGL Energy Shares.

If the AGL Energy Board decides to activate the plan, it will provide further details of the plan and the elections that may be made in relation to participation in the plan to AGL Energy Shareholders.

(b) **New Alinta Co**

Alinta currently operates the Alinta dividend reinvestment plan (**Alinta DRP**) under which Alinta Shareholders are given the opportunity to receive Alinta Shares in respect of their dividends on Alinta Shares, rather than receiving dividends by way of cheque or direct credit. Alinta Shareholders who wish to participate in the Alinta DRP must give Alinta notice (**Standing Notice**) in accordance with the rules of the Alinta DRP (**Alinta DRP Rules**).

New Alinta Co will adopt a dividend reinvestment plan with substantially the same rules as the Alinta DRP Rules (**New Alinta DRP**).

Under the Alinta Scheme, any Standing Notice given by an Alinta Shareholder to Alinta will continue to apply to the New Alinta Shares which the Alinta Shareholder receives on implementation of the Recommended Proposal. The only difference will be that the person will be a participant in the New Alinta DRP and will receive New Alinta Shares in respect of its dividends on New Alinta Shares. Participants will be free to withdraw their participation from the New Alinta DRP at any time by giving

notice to New Alinta Co in accordance with the New Alinta DRP Rules. A copy of the New Alinta DRP Rules will be available on Alinta's website.

New Alinta Shareholders whose registered address is outside Australia may not participate in the New Alinta DRP unless New Alinta Co is satisfied that the issue of New Alinta Shares to them under the New Alinta DRP is lawful and practicable. New Alinta Co is entitled to make the final determination as to whether any New Alinta Co Shareholder may participate in the New Alinta DRP.

9.16 ASX listing

(a) AGL Energy

On or about the date of dispatch of this Booklet, AGL Energy will apply for admission to the official list of ASX and for official quotation of all AGL Energy Shares on ASX. That application will be conditional upon the AGL Scheme becoming Effective and the Buy Back taking place. It is anticipated that AGL Energy Shares will commence trading on ASX on a deferred settlement basis on 12 October 2006. AGL Energy will issue a transaction confirmation statement to each Participating Shareholder and the Nominee on or as soon as practicable after the Transaction Implementation Date. Each transaction confirmation statement will state the number of AGL Energy Shares issued to each AGL Scheme Participant or the Nominee (as the case may be).

(b) New Alinta Co

On or about the date of dispatch of this Booklet, New Alinta Co will apply for admission to the official list of ASX and for official quotation of all New Alinta Shares on ASX. That application will be conditional upon the Alinta Scheme becoming Effective. It is anticipated that New Alinta Shares will commence trading on ASX on a deferred settlement basis on 12 October 2006. New Alinta Co will issue a transaction confirmation statement to each Participating Shareholder and the Nominee on or as soon as practicable after the Transaction Implementation Date. Each transaction confirmation statement will state the number of New Alinta Shares issued to each AGL Scheme Participant or the Nominee (as the case may be).

9.17 Ineligible Overseas AGL Shareholders

This Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in any jurisdiction other than Australia, its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom and the United States of America and shall not form the basis of any contract.

The treatment of Ineligible Overseas AGL Shareholders in relation to the AGL Scheme and the Buy Back is dealt with in Section 6.2(h).

9.18 Exemption from SEC registration requirements

(a) AGL Energy

AGL Energy intends to request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act, with the effect that AGL Energy will not be required to comply with the requirements of the Exchange Act, including its reporting requirements (such as the filing of a Form 20-F).

(b) New Alinta Co

New Alinta intends to request that the SEC add it to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act, with the effect that New Alinta will not be required to comply with the requirements of the Exchange Act, including its reporting requirements (such as the filing of a Form 20-F).

9.19 Auditor

Deloitte Touche Tohmatsu is the auditor for AGL Energy.

KPMG is the auditor for New Alinta Co.

9.20 Effect on AGL creditors

AGL has paid and is paying all its creditors within normal terms of trade and is solvent and is trading in an ordinary commercial manner. The AGL Scheme will not adversely affect the interests of AGL's creditors.



9.21 ASIC relief

ASIC has granted AGL and AGL Energy the exemptions, modifications and consents described below:

(a) Regulation 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires this Booklet to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of AGL or a related body corporate of AGL as compensation for loss of office, or as consideration for or in connection with their retirement from office.

ASIC has allowed AGL to depart from certain requirements of Regulation 8302(d) of Part 3 of Schedule 8 to the Corporations Regulations. The effect of this relief is that:

(i) this Booklet is not required to state particulars of payments to be made or benefits to be given which may be made to a director, secretary or executive officer of AGL or any Related Body Corporate of AGL in relation to their loss of office or retirement from office, unless:

(A) the director, secretary or executive officer of AGL or a Related Body Corporate of AGL will lose office or retire from office as a consequence of, or in connection with, the AGL Scheme; or

(B) the amount of any payment or benefit which may be made to the director, secretary or executive officer of AGL or a Related Body Corporate of AGL upon their loss of, or retirement from, office may be materially affected by the AGL Scheme;

(ii) this Booklet is not required to state the identity of any director, secretary or executive officer of AGL or a related body corporate of AGL who will lose office or retire from office in connection with the AGL Scheme, unless that person is an AGL Director; and

(iii) this Booklet is not required to state particulars of any payments or benefits to any director, secretary or executive officer of AGL or a related body corporate of AGL other than AGL Directors, that would otherwise be required to be disclosed under paragraph (i) above, provided:

(A) such payments or benefits are disclosed on an aggregate basis; and

(B) this Booklet discloses the number of persons who will receive a payment or benefit that is required to be disclosed under paragraph (i) above and which falls within each successive $10,000 band commencing at nil, where the number of persons is no less than one.

(b) Regulation 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this Booklet to disclose whether, to the knowledge of the AGL Directors, the financial position of AGL has materially changed since the date of the last balance sheet sent to AGL Shareholders and particulars of that change. ASIC has allowed AGL to depart from this obligation, on the basis that:

(i) AGL has complied with its obligations under the Corporations Act for the period ending 30 June 2006, including by lodging its financial report for the period ending 30 June 2006 on or before the date of despatch of this Booklet;

(ii) AGL will give a copy of that financial report free of charge to any person who requests it before the AGL Scheme is approved by the Court; and

(iii) this Booklet discloses any material changes to AGL's financial position since 30 June 2006

(c) Section 707(3) of the Corporations Act provides that an offer of a body's securities for sale within 12 months after their issue needs disclosure to investors under Part 6D of the Corporations Act if:

(i) the body issued the securities without disclosure to investors under Part 6D of the Corporations Act; and

(ii) either:

- the body issued the securities with the purpose of the person to whom they were issued selling or transferring the securities, or granting, issuing or transferring interests in, or options over, them; or
- the person to whom the securities were issued acquired them with the purpose of selling or transferring the securities, or granting, issuing or transferring interests in, or options, over them,

and section 708 or 708A does not say otherwise.

Under section 741(1)(a) of the Corporations Act, ASIC has exempted from section 707(3) of the Corporations Act any person who makes an offer for sale of AGL Energy Shares within 12 months of their issue where those AGL Energy Shares were issued to Goldman Sachs JB Were Pty Limited or UBS AG, Australian Branch (or their Related Bodies Corporate or affiliates) pursuant to the AGL Scheme, for the purpose of sale by way of placement or on-market sale under the arrangement with AGL Energy described in Section 6.2(b)(iv)(B).

9.22 ASX waivers

ASX has granted the following in principle approval and waivers in connection with the Recommended Proposal:

(a) approval, under Listing Rule 1.1, Condition 3, that AGL Energy may issue an information memorandum that complies with the requirements of Appendix 1A of the Listing Rules rather than a prospectus in relation to the admission of AGL Energy to the official list of ASX and to permit certain parts of this Booklet to be incorporated by reference as part of the information memorandum;

(b) a waiver of Listing Rule 10.1 so that AGL is not required to seek shareholder approval for the issue of AGL Energy Shares in consideration of the buy back of the Converting Shares from any of AGL's substantial shareholders;

(c) a waiver of Listing Rule 10.1 to permit AGL Energy to acquire a 33% interest in AlintaAGL and options to acquire the remaining 67% without shareholder approval;

(d) a waiver of Listing Rule 10.11 so that AGL Energy is not required to seek shareholder approval for the issue of AGL Energy Shares in consideration of the buy back of the Converting Shares from any related parties of AGL Energy (including its directors);

(e) a waiver of Listing Rule 10.14 so that AGL is not required to seek shareholder approval for the issue of AGL Energy Shares in consideration of the buy back of the Converting Shares from AGL directors who are participants in the AGL Share Purchase Plan; and

(f) a waiver of Listing Rule 10.14 so that AGL Energy is not required to seek shareholder approval to the grant to Paul Anthony of the Share Performance Rights described in Section 1.4(b) or the acquisition of AGL Energy Shares on the vesting of those rights.

In addition, ASX has confirmed to AGL that:

(a) the Buy Back does not require AGL Shareholder approval under Listing Rule 10.11 for the issue of AGL Energy Shares in consideration of the buy back of the Converting Shares from any related parties of AGL (including its directors);

(b) the AGL Scheme and the Buy Back do not require AGL Shareholder approval under Listing Rules 11.1 and 11.1.2 which require shareholder approval for a change in the nature or scale of activities of a listed entity; and

(c) the AGL Scheme and the Buy Back do not require AGL Shareholder approval under Listing Rule 11.2 which requires shareholder approval for a disposal of the main undertaking of a listed entity.

In accordance with Listing Rule 10.15A.8, AGL Energy will grant the Share Performance Rights referred to in the summary of Paul Anthony's service contract in Section 1.4(b) no later than three years after the date of the AGL Scheme Meeting.

Details of any Share Performance Rights granted under the AGL Energy LTIP will be published in each annual report of AGL Energy relating to the period in which those rights have been issued.

Any additional persons who become entitled to participate in the AGL Energy LTIP after the date of the AGL Scheme Meeting and who were not named in the notice convening the AGL Scheme Meeting will not participate in the AGL Energy LTIP until approval is obtained by AGL Energy under Listing Rule 10.14.

9.23 Consents and disclaimers of responsibility

(a) **Consent to be named**

The following parties have given and have not, before the time of registration of this Booklet by ASIC, withdrawn their written consent to be named in this Booklet in the form and context in which they are named:

- Gilbert + Tobin as legal advisor to AGL;
- Link Market Services Limited as the AGL Share Registry; and

- New Alinta Co.

(b) Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Booklet in the form and context in which it is included and to all references in this Booklet to that information in the form and context in which they appear:

- Deloitte Touche Tohmatsu – to be named as the auditor of AGL and AGL Energy, and as the Investigating Accountant and to the inclusion of the Investigating Accountant's Report set out in Annexure D and other statements in this Booklet said to be based on statements made in that report;
- Deloitte Corporate Finance – to be named as the Independent Reviewer of Directors' Forecasts and to the inclusion of the Independent Review of Directors' Forecasts set out in Annexure E and other statements in this Booklet said to be based on statements made in that report;
- Grant Samuel – to be named as the Independent Expert and to the inclusion of the Independent Expert's Report set out in Annexure F and other statements in this Booklet said to be based on statements made in that report;
- Greenwoods & Freehills Pty Limited – to be named as tax advisor and to the inclusion of the taxation report contained in Section 8 and other statements in this Booklet said to be based on statements made in that taxation report;
- Standard & Poor's - as to the inclusion in this Booklet of statements made by it (and expressly attributed to it) concerning the expected credit rating of AGL Energy after the Recommended Proposal; and
- Alinta - as to the inclusion in this Booklet of the Alinta Information and the Alinta Forecast Information and the statements in paragraphs (b) and (c) of the paragraph entitled "Preparation of, and responsibility for, this Booklet" in the Important information section of this Booklet.

(c) Disclaimers of responsibility

Each person named in Sections 9.23(a) and 9.23(b):

- has not authorised or caused the issue of this Booklet;
- does not make, or purport to make, any statement in this Booklet or any statement on which a statement in this Booklet is based other than, in the case of a person referred to in Section 9.23(b), a statement included in this Booklet with the consent of that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Booklet, other than a reference to its name and, in the case of a person referred to in Section 9.23(b), any statement or report which has been included in this Booklet with the consent of that person.

9.24 Takeover offers made by Alinta and AGL

Under the Merger Implementation Agreement, AGL has agreed not to vary the AGL Takeover Bid except by extending (from time to time) the offer period under that bid. In addition, Alinta has agreed not to vary the Alinta Takeover Bid except by extending (from time to time) the offer period under that bid. The AGL Board and the Alinta Board have advised their respective shareholders to take no action in relation to the AGL Takeover Bid and the Alinta Takeover Bid, respectively.

If the Recommended Proposal is completed, the AGL Takeover Bid and the Alinta Takeover Bid will both be allowed to lapse. If the Recommended Proposal is not completed for any reason, each of AGL and Alinta may, provided their takeover bid has not lapsed, pursue their takeover bid, as they see fit.

9.25 Disclosure of interests of certain persons

(a) AGL Energy

Except as disclosed elsewhere in this Booklet, no:

- director or proposed director of AGL Energy;
- person named in this Booklet as performing a function in a professional, advisory or other capacity in connection

with the preparation or distribution of this Booklet; or

- promoter of AGL Energy,

holds at the date of this Booklet or held at any time during the last two years, any interest in:

- the formation or promotion of AGL Energy;
- property acquired or proposed to be acquired by AGL Energy in connection with its formation or promotion, or the offer of AGL Energy Shares under the AGL Scheme; or
- the offer of AGL Energy Shares under the AGL Scheme.

(b) **New Alinta Co**

Except as disclosed elsewhere in this Booklet or the Alinta Scheme Booklet, no:

- director or proposed director of New Alinta Co;
- person named in this Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Booklet; or
- promoter of New Alinta Co,

holds at the date of this Booklet or held at any time during the last two years, any interest in:

- the formation or promotion of New Alinta Co;
- property acquired or proposed to be acquired by New Alinta Co in connection with its formation or promotion, or the offer of New Alinta Shares under the AGL Scheme; or
- the offer of New Alinta Shares under the AGL Scheme.

9.26 Disclosure of fees and benefits received by certain persons

(a) **AGL Energy**

Other than as set out below or elsewhere in this Booklet, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of AGL Energy to induce them to become, or to qualify as, a director of AGL Energy; or
- for services provided by any person referred to in Section 9.23 in connection with the formation or promotion of AGL Energy or the offer of AGL Energy Shares under the AGL Scheme.

(b) **New Alinta Co**

Other than as set out below or elsewhere in this Booklet or in the Alinta Scheme Booklet, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of New Alinta Co to induce them to become, or to qualify as, a director of New Alinta Co; or
- for services provided by any person referred to in Section 9.23 in connection with the formation or promotion of New Alinta Co or the offer of New Alinta Shares under the AGL Scheme.

(c) **Persons named as performing professional or advisory functions**

The persons named in this Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Booklet are Gilbert + Tobin (as legal advisor to AGL), Deloitte Touche Tohmatsu (as auditor of AGL and AGL Energy and the Investigating Accountant), Deloitte Corporate Finance (as the Independent Reviewer of Directors' Forecasts), Grant Samuel (as the Independent Expert), Greenwoods & Freehills Pty Limited (as tax advisor) and Link Market Services Limited (as the AGL Share Registry). Each of them will be entitled to receive professional fees charged in accordance with their normal basis of charging. These fees are among the items which comprise the cash transaction costs referred to in item 3 in the section entitled "Disadvantages of the Recommended Proposal" at the front of this Part 2.



9.27 Regulatory and legal matters

(a) **Foreign exchange controls**

The Reserve Bank of Australia generally does not restrict the import and export of Australian dollars. There are currently no Australian exchange controls or other limitations, other than an applicable withholding of Australian tax, which restrict the remittances of any dividend, interest or other payment by AGL Energy or New Alinta Co to non-resident holders of AGL Energy Shares or New Alinta Shares, respectively, outside Australia, provided they are not certain persons identified as supporters of the former Government of the Federal Republic of Yugoslavia or specified ministers and senior officials of the Government of Zimbabwe, in which case remittance is prohibited without the specific approval of the Reserve Bank of Australia. Accounts of persons and entities identified from time to time by the Australian Minister of Foreign Affairs as being associated with terrorism and any person named in the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations are frozen, and transactions with these entities are prohibited under Part 4 of the Charter of the United Nations Act 1945, the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) and the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth). Under the Iraq (Reconstruction and Repeal of Sanctions) Regulations (Cth), assets of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families are also frozen, and dealing with those assets without authorisation is prohibited.

(b) **Restrictions on foreign ownership**

The right of non-residents to hold or vote AGL Energy Shares, New Alinta Shares or Converting Shares is limited by the Foreign Acquisitions and Takeovers Act 1975 (Cth) (**FATA**). FATA may affect the right of certain persons, including US residents, to hold or control AGL Energy Shares, New Alinta Shares or Converting Shares. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under FATA unless certain exceptions apply. FATA applies to any acquisition by a foreign person or associated foreign person which would result in a holding of 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons which would result in a holding by these persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

9.28 Notifiable interests

As at the trading day immediately prior to the date of this Booklet, the following persons had notified AGL that they have a relevant interest in more than 5% of AGL Shares:

Name	Number of AGL Shares	Percentage of AGL Shares on issue[1]
Alinta GH	90,904,997	19.939%
Alinta[2]	90,904,997	19.939%
AIH	90,904,997	19.939%
AGL[2, 3]	90,904,997	19.939%
AGL Energy [3]	90,904,997	19.939%
Barclays Global Investors Australia Limited	27,764,769	6.08%

Notes:

1 As notified at the date of the relevant substantial holder notice.

2 Including its Subsidiaries.

3 The relevant interest was acquired on 1 June 2006 upon signing of the Merger Implementation Agreement due to the technical operation of the Corporations Act.

9.29 Supplementary information

AGL will issue a supplementary document to this Booklet if between the date of this Booklet and the date of the AGL Scheme Meeting it becomes aware that:

(a) a material statement in this Booklet is false or misleading;

(b) there is a material omission from this Booklet;

(c) there is a significant change affecting a matter included in this Booklet; or

(d) a significant new matter has arisen and it would have been required to be included in this Booklet if it had arisen before the date of this Booklet.

AGL Shareholders should note that the Annual Report for the year to 30 June 2006 will be released and sent to shareholders in early September 2006.

Depending on the nature and timing of the changed circumstances and subject to obtaining relevant approvals, AGL may circulate and publish any supplementary document by:

(a) placing an advertisement in a prominently published newspaper which is circulated throughout Australia;

(b) posting the supplementary document on AGL's website at www.agl.com.au; and

(c) making an announcement to ASX.

9.30 Other information material to the making of the decision in relation to the AGL Scheme

Except as set out in this Booklet, there is no other information material to the making of a decision in relation to the AGL Scheme, being information that is within the knowledge of any AGL Director, or any director of any Related Body Corporate of AGL, which has not previously been disclosed to AGL Shareholders.

9.31 Consent to lodgement

Each AGL Director has given, and not withdrawn, their consent to the lodgement of this Booklet with ASIC.

10 Notices of Meeting – AGL Meetings

1. Notice of Court-ordered AGL Scheme Meeting

By an order of the Federal Court of Australia made on 28 August 2006 pursuant to section 411(1) of the Corporations Act, a meeting of shareholders of The Australian Gas Light Company (**Company**) (other than Alinta Group Holdings Pty Ltd ABN 34 117 660 081) will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 10.30am.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

To enable you to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet, of which this notice forms part. Terms used in this notice have the same meaning as set out in the Glossary in Section 11 unless provided otherwise.

(a) **Business of the Meeting**

Resolution – AGL Scheme

To consider and, if thought fit, to pass the following resolution:

"That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Booklet, of which the notice convening this Meeting forms part, is approved (with or without modification as approved by the Federal Court of Australia)."

(b) **Voting**

Majority required

For the resolution approving the AGL Scheme to be passed, it must be approved by a majority in number of the AGL Shareholders (other than Alinta Group Holdings Pty Ltd) voting (whether in person or by proxy) at the meeting, who must together hold at least 75% of the votes cast on the resolution.

How to vote

AGL Shareholders can vote in either of two ways:

- by attending the Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

- by appointing a proxy to attend the Meeting and vote on their behalf either by:
  - using the proxy form accompanying the Booklet, of which this notice forms part; or
  - recording their proxy voting instructions on the internet at www.agl.com.au. To access this facility, AGL Shareholders will need their holder identification number (HIN) or securityholder reference number (SRN), surname or company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

AGL Shareholders are asked to arrive at the venue from 9.30am to allow for registration for the Meeting. To help facilitate registration for the Meeting, please bring the proxy form accompanying the Booklet. A map containing the location of City Recital Hall and transportation instructions appear at the end of this notice.

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the AGL Scheme Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- An AGL Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the AGL Shareholder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the AGL Shareholder's behalf on the poll, and the AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.
- AGL Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.
- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.
- To be effective:
  - proxy forms must be:
    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;
    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or
    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or
  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.



- The proxy form must be signed by the AGL Shareholder or the AGL Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

(c) **AGL Shareholders who are entitled to vote**

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. Only those AGL Shareholders (other than Alinta Group Holdings Pty Ltd) entered on the AGL Share Register at that time will be entitled to attend and vote at the Meeting.

(d) **Court approval**

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to a meeting of the holder of the Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.

(e) **How to find City Recital Hall**

You can use the map below to find the nearest transport routes and the location of the Meeting – City Recital Hall, Angel Place, Sydney.


Wynyard
Hunter Street
Erskine Street
Wynyard Street
George Street
City Recital Hall
Angel Place
Pitt Street
Martin Place
Martin Place
Barrack Street
Barrack Street

By train

City Recital Hall is a short walk from Wynyard Station and Martin Place Station.

By car

There are several car parks located within walking distance.

By bus

Bus interchanges are nearby at George and York Streets.

By taxi

Your taxi can enter from George Street.

For more specific information about public transport routes and timetable, contact the State Transit Authority on 131500 or visit 131500.com.au.

2. Notice of Court-Ordered Excluded AGL Shareholder Meeting

By an order of the Federal Court of Australia made on 28 August 2006 pursuant to section 411(1) of the Corporations Act, a meeting of the holder of the Excluded AGL Shares of The Australian Gas Light Company (**Company**) being Alinta Group Holdings Pty Ltd ABN 34 117 660 081 will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 11.30am or as soon thereafter as the Scheme Meeting of AGL Shareholders, other than Alinta Group Holdings Pty Ltd in its capacity as holder of the Excluded AGL Shares, has concluded or been adjourned.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

To enable the holder of the Excluded AGL Shares to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet, of which this notice forms part. Terms used in this notice have the same meaning as set out in the Glossary in Section 11 unless provided otherwise.

(a) Business of the Meeting

Resolution – AGL Scheme

To consider and, if thought fit, to pass the following resolution:

"That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Booklet, of which the notice convening this Meeting forms part, is approved (with or without modification as approved by the Federal Court of Australia)."

(b) Voting

Majority required

For the resolution approving the AGL Scheme to be passed at this Meeting, it must be approved by a majority in number of the holders of Excluded AGL Shares (whether in person or by proxy) at the Meeting, who must together hold at least 75% of the votes cast on the resolution. As there is only one holder of Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, the resolution must be approved by that holder.

How to vote

The holder of Excluded AGL Shares can vote in either of two ways:

- by attending the Meeting and voting by attorney or by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on its behalf either by:
  - using the proxy form accompanying the Booklet, of which this notice forms part; or
  - recording its proxy voting instructions on the internet at www.agl.com.au. To access this facility, the holder of Excluded AGL Shares will need its holder identification number (HIN) or securityholder reference number (SRN), company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- The holder of the Excluded AGL Shares is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.



- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the holder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on behalf of the holder of the Excluded AGL Shares on the poll, and the Excluded AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.
- If the holder of the Excluded AGL Shares returns its proxy form(s) with a direction how to vote but does not nominate the identity of its proxy, it will be taken to have appointed the Chairman of the Meeting as its proxy to vote on its behalf. If a proxy form is returned but the nominated proxy does not attend the Meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.
- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.
- To be effective:
  - proxy forms must be:
    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;
    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or
    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or
  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.
- Any proxy form must be signed by the holder of the Excluded AGL Shares in accordance with the Corporations Act or its attorney. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

(c) **Entitlement to vote**

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. The holder of the Excluded AGL Shares is the only AGL Shareholder entitled to attend and vote at the Meeting and it will only be entitled to attend and vote at the Meeting if it is entered on the AGL Share Register at that time.

(d) **Court approval**

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to the AGL Scheme Meeting which took place immediately before this Meeting are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.



11 Glossary and interpretation

Glossary

In this Booklet, unless the context otherwise requires:

AAM means Alinta Asset Management Pty Ltd ACN 104 352 650.

AASB 139 means Australian Accounting Standard AASB 139 "Financial Instruments: Recognition and Measurement".

ACCC means the Australian Competition and Consumer Commission.

ACT means the Australian Capital Territory.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

AEH means Alinta Energy Holdings Pty Ltd ACN 108 311 440.

AER means the Australian Energy Regulator.

AFML means Alinta Funds Management Limited ACN 115 403 757.

AGAAP means Australian generally accepted accounting principles.

Agility means Agility Management Pty Limited ACN 086 013 461.

Agility-APT (MSP and Parmelia) Contracts means the contracts between Agility and APT under which Agility provides asset management and network services in relation to the MSP and Parmelia Pipeline.

AGL means The Australian Gas Light Company ACN 052 167 405 and, where the context requires, includes each Subsidiary of The Australian Gas Light Company before the implementation of the Recommended Proposal.

AGL Board means the board of directors of AGL as at the date of this Booklet, unless the context otherwise requires, in which case it means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Director means a director of AGL as at the date of this Booklet.

AGL Energy means, where the reference relates to a period of time before the implementation of the Recommended Proposal, AGLEN and, where the context requires, includes AGL and each Subsidiary of AGL which is involved in carrying on the AGL Energy Business at any time prior to the implementation of the Recommended Proposal, and, where the reference relates to a period of time on or after the implementation of the Recommended Proposal, means AGLEN and, where the context requires, includes each Subsidiary of AGLEN immediately following the implementation of the Recommended Proposal.

AGL Energy Assets means the assets owned by AGL Energy at the Transaction Implementation Date.

AGL Energy Board means the board of directors of AGLEN.

AGL Energy Business means any or all of the businesses of retailing gas, electricity and LPG, acquiring gas and electricity under long term supply arrangements and investing in power generation and upstream gas interests, all of which are more particularly disclosed in Section 1.

AGL Energy Deed Poll means the deed poll in favour of AGL Scheme Participants, in the form of Annexure B (subject to any amendments permitted by its terms), under which AGLEN undertakes to take the steps required to be taken by it for proper implementation of the Recommended Proposal.

AGL Energy Director means a person who is a director of AGLEN.

AGL Energy External Debt Facility has the meaning given to that term in Section 6.2(a)(iii).

AGL Energy LTIP has the meaning given to that term in Section 1.7.

AGL Energy Share means a fully paid ordinary share in the capital of AGLEN.

AGL Energy Shareholder means a holder of one or more AGL Energy Shares.

AGL Energy STIP has the meaning given to that term in Section 1.7.

AGL Gas Networks means AGL Gas Networks Limited ACN 003 004 322.

AGL Group means AGL and its Subsidiaries.

AGL Hydro means AGL HP1 Pty Limited, AGL HP2 Pty Limited and AGL HP3 Pty Limited, trading as the AGL Hydro Partnership.

AGL Infrastructure Assets means all of the assets of AGL other than the AGL Energy Assets, including:

(a) AGL's NSW gas distribution networks;

(b) AGL's Victorian electricity distribution network;

(c) Agility;

(d) the Cawse Cogeneration Plant;

(e) the Wattle Point Wind Farm;

(f) Gas Valpo;

(g) AGL's 50% interest in the ActewAGL distribution partnership; and

(h) 84,054,326 units issued in APT held as at the date of this Booklet together with any additional units in APT issued to AGL under APT's distribution reinvestment plan in respect of APT's distributions before the Transaction Implementation Date.

AGL Infrastructure Business means the business conducted using the AGL Infrastructure Assets.

AGL Loan Plan Shares has the meaning given to that term in Section 9.1(d)(i).

AGL LTIP has the meaning given to that term in Section 9.1.

AGL Management Plan Shares has the meaning given to that term in Section 9.1(e)(i).

AGL Management Share Plan has the meaning given to that term in Section 9.1.

AGL Meetings means:

(a) the AGL Scheme Meeting; and

(b) the Excluded AGL Shareholder Meeting.

AGL Original Demerger Booklet means the scheme booklet lodged by AGL with ASIC on 13 February 2006 in respect of the AGL Original Demerger Proposal.

AGL Original Demerger Proposal or **AGL's Original Demerger Proposal** means the proposed demerger of AGL into two distinct corporate groups described in the AGL Original Demerger Booklet.

AGL Purchase Plan Shares has the meaning given to that term in Section 9.1(b)(i).

AGL Restructure means the internal restructure of AGL to be undertaken on or before the Transaction Implementation Date as more fully described in Section 6.2(a)(iii).

AGL Reward Plan Shares has the meaning given to that term in Section 9.1(a)(i).

AGL Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act for the transfer of AGL Shares to New Alinta Sub.



AGL Scheme Consideration means:

(a) 0.6117 New Alinta Shares (rounded to four decimal places) for each AGL Share; and

(b) one Converting Share for each AGL Share.

The fraction of a New Alinta Share which an AGL Shareholder will receive for each AGL Share is subject to adjustment upwards if, between the date of this Booklet and the Transaction Implementation Date, APT declares any distributions and AGL elects to reinvest its entitlement to such distributions into APT units under APT's distribution reinvestment plan.

AGL Scheme Effective Date means the date on which the office copy of the Court order approving the AGL Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the AGL Scheme, that earlier date.

AGL Scheme Meeting means a meeting of the holders of AGL Shares, other than the Alinta Group as holder of the Excluded AGL Shares, ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the AGL Scheme.

AGL Scheme of Arrangement means the scheme of arrangement between AGL and AGL Scheme Participants set out in Annexure A.

AGL Scheme Participant means an AGL Shareholder (other than Alinta and its Related Bodies Corporate (including to avoid doubt, Alinta GH) in their capacity as holder of the Excluded AGL Shares) on the AGL Scheme Record Date.

AGL Scheme Record Date means 7.00pm on the fifth Business Day after the AGL Scheme Effective Date, or such other date as may be agreed by AGL and Alinta.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Loan Plan has the meaning given to that term in Section 9.1.

AGL Share Purchase Plan has the meaning given to that term in Section 9.1.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Share Registry means Link Market Services Limited of Level 12, 680 George Street, Sydney NSW 2000 or Locked Bag A14, Sydney South NSW 1235.

AGL Share Reward Plan has the meaning given to that term in Section 9.1.

AGL Shareholder means a holder of one or more AGL Shares, and where the context requires, on the AGL Scheme Record Date.

AGL Takeover Bid means the proposed takeover bid by AGL for all of the Alinta Shares which AGL announced on 13 March 2006 and which was detailed in AGL's Replacement Bidder's Statement issued by AGL and dated 5 May 2006.

AGL Wholesale Gas means AGL Wholesale Gas Limited ACN 072 948 504.

AGLE means AGL Electricity Limited ACN 064 651 083.

AGLE Separation Deed means the deed referred to in Section 7.5.

AGLEN means AGL Energy Limited ACN 115 061 375.

AGLIF means The Australian Gas Light Company ACN 052 167 405.

AGLSP means AGL Share Plan Pty Limited ACN 080 609 749.

AIFRS means the Australian equivalents to IFRS.

AIH means Alinta Infrastructure Holdings, the listed stapled entity comprising AIL, AIT and AIIT.

AIH Group means AIH and its controlled entities.

AIH IPO means the 2005 initial public offer of the former Duke Energy assets (other than the gas wholesale business) into AIH.

AIH OSA means the Operating Services Agreement dated 29 August 2005 between Alinta, AIH and others.

AIL means Alinta Infrastructure Limited ACN 108 311 100.

AIIT means Alinta Infrastructure Investment Trust ARSN 115 765 179.

AIT means Alinta Infrastructure Trust ARSN 115 765 985.

Alcoa means Alcoa of Australia Limited ACN 004 879 298.

Alinta means Alinta Limited ABN 40 087 857 001.

AlintaAGL means Alinta Cogeneration Pty Ltd ABN 38 102 848 055, the entity which will conduct the WA Retail Business on and from implementation of the Recommended Proposal.

AlintaAGL Board means the board of directors of AlintaAGL.

AlintaGas Network means the gas distribution network owned by AlintaGas in WA.

Alinta Bidder's Statement means Alinta's Replacement Bidder's Statement issued by Alinta and dated 31 March 2006.

Alinta Board means the board of directors of Alinta.

Alinta Bridge Debt means the finance facility for $1.2 billion disclosed at Note 3 to Table 5.3 in the Alinta Bidder's Statement.

Alinta Businesses means all or any of the businesses conducted by Alinta from time to time.

Alinta Directors means the directors of Alinta as at the date of the Alinta Scheme Booklet.

Alinta EATM means Alinta EATM Pty Ltd ACN 083 050 168.

Alinta Energy means Alinta Power Services Pty Limited ACN 108 664 151, to be renamed Alinta Energy Pty Limited.

Alinta Forecast Information means the information identified in paragraph (c) under the heading "Preparation of, and responsibility for, this Booklet" in the Important information section of this Booklet.

Alinta GH means Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (formerly called Zeboh Pty Ltd), a wholly owned Subsidiary of Alinta.

Alinta Group means Alinta and its Subsidiaries.

Alinta Information means the information identified in paragraph (b) under the heading "Preparation of, and responsibility for, this Booklet" in the Important information section of this Booklet.

Alinta Infrastructure Assets means the assets of the Alinta Group used in the Alinta Infrastructure Business.

Alinta Infrastructure Business means the Alinta Businesses other than the WA Retail Business and the WLPG Arrangements.

Alinta LPG has the meaning given in Section 7.2(f).

Alinta Management Services or **AMS** means Alinta Management Services Pty Ltd ACN 115 403 739.

Alinta Network Holdings means Alinta Network Holdings Pty Ltd ACN 104 788 123.

Alinta RePS means the reset preference shares issued by Alinta in July 2003.

Alinta Restructure means the internal restructure of Alinta to be undertaken on or before the Transaction Implementation Date as more fully described in Section 6.2(a)(iv).

Alinta Sales or **Energy Sales** means Alinta Sales Pty Ltd ABN 92 089 531 984.

Alinta Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act for the transfer of Alinta Shares to New Alinta Sub.

Alinta Scheme Booklet means a booklet which is to be dispatched to Alinta Shareholders in relation to the Alinta Scheme.

Alinta Scheme Consideration means one New Alinta Scheme for each Alinta Share.

Alinta Scheme Effective Date means the date on which the Alinta Scheme becomes Effective.

Alinta Scheme Meeting means a meeting to be convened by the Court pursuant to the Alinta Scheme.

Alinta Scheme of Arrangement means the scheme of arrangement between Alinta and Alinta Scheme Participants relating to the Alinta Scheme.

Alinta Scheme Participant means an Alinta Shareholder on the Alinta Scheme Record Date.

Alinta Scheme Record Date means 5.00pm on the fifth Business Day after the Alinta Scheme Effective Date, or such other date as may be agreed by AGL and Alinta.

Alinta Share means a fully paid ordinary share in the capital of Alinta.

Alinta Share Register means the register of Alinta Shareholders maintained under section 169 of the Corporations Act.

Alinta Shareholder means a holder of Alinta Shares as registered on the Alinta Share Register.



Alinta Takeover Bid means the proposed takeover bid by Alinta for all of the AGL Shares which Alinta announced on 20 March 2006 and which was detailed in the Alinta Bidder's Statement.

Alinta Wind Farm means the 90 MW wind farm which is located south of Geraldton in the mid-west region of WA in respect of which Alinta has entered into a PPA.

Allgas means the Allgas gas distribution business.

Alliance Agreement means the agreement so named between AIH and Alinta dated 29 August 2005.

Annexure means an annexure to this Booklet.

ANS means Alinta Network Services Pty Ltd ACN 104 352 650.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APL means Australian Pipeline Limited ACN 091 344 704.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASTC Settlement Rules means the settlement rules of the ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ATO means the Australian Taxation Office.

ATP means Authority to Prospect.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act.

A$, $, dollars or **cents** means the lawful currency of Australia (unless otherwise stated).

Bairnsdale Power Station means the 94 MW gas-fired power station located at Bairnsdale in Victoria.

BBI means Babcock and Brown Infrastructure Group, the listed stapled entity comprising Babcock and Brown Infrastructure Limited ACN 100 364 234 and Babcock and Brown Infrastructure Trust ARSN 100 375 479.

Bell Bay Power Station means the 240 MW gas fixed power station located at Bell Bay, Tasmania.

BHP Billiton means BHP Billiton Limited ABN 49 004 028 077, and where the context requires, includes a relevant Subsidiary of BHP Billiton Limited.

BHP Petroleum means BHP Billiton Petroleum (Bass Strait) Pty Ltd ACN 004 228 004.

BOC means BOC Limited ACN 000 029 729 and, where the context requires, BOC Group Pty Limited ACN 003 964 163.

Booklet means this booklet.

Business Day has the meaning given to that term in the Listing Rules.

Buy Back means the buy back by New Alinta Co of all Converting Shares which will result in the issue of AGL Energy Shares to Buy Back Participants.

Buy Back Agreement means the agreement between New Alinta Co, AGL Energy and the holders of Converting Shares as more fully described in Section 6.8.

Buy Back Participant means a Converting Shareholder on the Buy Back Record Date.

Buy Back Record Date means 5.00pm on the Business Day that the Converting Register is updated to record the issue of Converting Shares to AGL Scheme Participants in accordance with the AGL Scheme.

Cawse Cogeneration Plant means the cogeneration plant described in Section 3.3(g).

CGT means Australian capital gains tax.

CH4 means CH4 Gas Limited ACN 106 565 440, and where the context requires, includes a relevant Subsidiary of CH4 Gas Limited.

CHESS means the Clearing House Electronic Subregister System.

Completion means completion of the Recommended Proposal on the Transaction Implementation Date.

Converting Register means New Alinta Co's register of members for Converting Shares.

Converting Share means a fully paid converting share issued in the capital of New Alinta Co.

Converting Shareholder means a holder of Converting Shares as registered on the Converting Register.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Court means the Federal Court of Australia.

CPI means the Australian Consumer Price Index.

CS Energy means C S Energy Limited ACN 078 848 745.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

CSSA means the Corporate and Strategic Services Agreement between AIH and Alinta Management Services dated 29 August 2005.

DBNGP means the gas transmission pipeline that runs between Dampier and Bunbury in WA.

DBNGP (WA) means DBNGP (WA) Transmission Pty Ltd ACN 081 609 190.

DPS means dividend per share.

DUET means the Diversified Utility and Energy Trust No. 1 and the Diversified Utility and Energy Trust No. 2.

Duke Energy means Duke Energy Corporation, a company incorporated in the USA.

Eastern Gas Pipeline means the gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres.

EBIT:

(a) means in Sections 3 and 4 of this Booklet (other than Sections 3.3 and 4.4) profit from ordinary activities before borrowing costs and income tax expense and after the pro forma adjustments in Section 4; and

(b) anywhere else in this Booklet has the meaning given in Section 2.1(b).

EBITDA:

(a) means in Sections 3 and 4 of this Booklet (other than Section 4.4), profit from ordinary activities before borrowing costs, income tax expense, depreciation and amortisation and after the pro forma adjustments in Section 4; and

(b) anywhere else in this Booklet has the meaning given in Section 2.1(b).

EMID means the Exposure Management and Indemnity Deed entered into by Alinta, AIL and relevant members of the AIH Group dated 29 August 2005.

Effective when used in relation to the AGL Scheme or the Alinta Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under sections 411(4)(b) and 411(6) in relation to that Scheme.

Effective Date when used in relation to the AGL Scheme or the Alinta Scheme means the date upon which that Scheme becomes Effective.

Elgas means Elgas Ltd ACN 002 749 260.

EPS means earnings per share.

ESC means the Essential Services Commission (Victoria).

Esso means Esso Australia Resources Pty Ltd ACN 091 829 819, a Subsidiary of ExxonMobil.

Exchange Act means the US Securities Exchange Act of 1934, as amended.

Excluded AGL Shareholder Meeting means a meeting of the holder of the Excluded AGL Shares ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the AGL Scheme.

Excluded AGL Shares means 78,904,997 of the 90,904,997 AGL Shares which, at 22 June 2006, were registered in the name of, and beneficially owned by Alinta GH.

Explanatory Statement has the meaning given to that term in Part 5.1 of the Corporations Act.

ExxonMobil means ExxonMobil Corporation of the USA, and where the context requires, includes a relevant Subsidiary of ExxonMobil Corporation.

FEED means front end engineering and design.

Final Dividend has the meaning given in Section 6.2(a)(vii).

FRC means full retail contestability.

Gas Code means the National Third Party Access Code for Natural Gas Pipeline Systems.

Gas Valpo means the gas supply and distribution business owned by AGL in Valparaiso, Chile described in Section 3.3(f).

GEAC means Great Energy Alliance Corporation Pty Limited ACN 105 266 028.

GEC means Gas Electricity Certificate (Queensland).

GJ means gigajoules. A measure of energy.

Glenbrook Power Station means the 112 MW cogeneration power station situated at Glenbrook, near Auckland, on New Zealand's North Island.

Goldfields Gas Transmission Pipeline means the natural gas transmission pipeline which transports gas from the Carnarvon Basin to Kalgoorlie in the goldfields of WA.

Grant Samuel means Grant Samuel & Associates Pty Limited ACN 050 036 372.

GW means gigawatt. A measure of energy consumption.

GWh means GW hours. A measure of the rate of energy consumption.

HC Extractions means HC Extractions Pty Ltd ACN 002 945 655.

Hydro Tasmania means the Hydro Electric Corporation constituted under the Hydro Electric Corporation Act 1995 (Tas).

IBM means IBM Global Services Australia Limited ACN 001 538 736.

ICRC means the Independent Competition and Regulatory Commission (ACT).

IFRS means International Financial Reporting Standards.

Independent Expert means Grant Samuel.

Independent Expert's Report means the report of the Independent Expert set out in Annexure F.

Independent Review of Directors' Forecasts means the report of the Independent Reviewer of Directors' Forecasts set out in Annexure E.

Independent Reviewer of Directors' Forecasts means Deloitte Corporate Finance Pty Limited ACN 003 833 127.

Ineligible Overseas AGL Shareholder means an AGL Scheme Participant whose Registered Address is in any jurisdiction other than:

(a) Australia and its external territories;

(b) Hong Kong;

(c) Japan;

(d) New Zealand;

(e) Singapore;

(f) the United Kingdom; or

(g) the United States of America,

unless New Alinta Co and AGL Energy agree that an AGL Scheme Participant whose Registered Address is in any other jurisdiction should not be an Ineligible Overseas AGL Shareholder, in accordance with the terms of the AGL Scheme of Arrangement.

Ineligible Overseas Alinta Shareholder means an Alinta Shareholder whose address as shown in the Alinta Share Register on the Alinta Scheme Record Date is in a jurisdiction other than:

(a) Australia and its external territories; or

(b) Hong Kong;

(c) Japan;

(d) New Zealand;

(e) Singapore;

(f) the United Kingdom; or

(g) the United States of America,

unless New Alinta Co and AGL Energy agree that an Alinta Scheme Participant whose Registered Address is in any other jurisdiction should not be an Ineligible Overseas Alinta Shareholder, in accordance with the terms of the Alinta Scheme of Arrangement.

Investigating Accountant means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant set out in Annexure D.

IPART means the Independent Pricing and Regulatory Tribunal (New South Wales).

km means kilometre.

kW means kilowatt. A measure of energy consumption.

Listing Rules means the official listing rules of ASX from time to time as modified by any express written waiver given by ASX.

LPG means liquefied petroleum gas.

LYA means Loy Yang A Power Station.

LYP means Loy Yang Power Partnership.

Management Plan Loan has the meaning given to that term in Section 9.1(e)(i)(A).

MDQ means maximum daily quantity.

Merger Implementation Agreement means the agreement of that name dated 1 June 2006 between New Alinta Co, AGL, Alinta and AGL Energy, as amended and restated.

Moran Unit means commercial unitisation of the Moran oil field between the PDL2 and PDL5 joint venture parties.

MRDC means Mineral Resources Development Company Ltd, the PNG company representing the interests of certain PNG landowners, and where the context requires, includes a relevant Subsidiary of Mineral Resources Development Company Ltd.

MRET means the Mandatory Renewable Energy Target scheme established by the Renewable Energy (Electricity) Act 2000 (Cth).

MSP means the Moomba to Sydney pipeline, including all of the pipelines known as laterals which carry gas from Young to Wagga Wagga, Burnt Creek to Griffith, Dalton to Canberra, and the interconnect from Wagga Wagga to Culcairn, including the bi-directional connection at Culcairn, but does not include the Young to Lithgow lateral or the Central West Pipeline.

Multinet Gas means Multinet Gas Partnership comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122.

MW means megawatt. A measure of energy consumption.

MWh means MW hours. A measure of the rate of energy consumption.

National Electricity Rules means the rules of conduct of that name administered by the Australian Energy Market Commission.

NEM means the National Electricity Market.

NEMMCO means National Electricity Market Management Company Limited ACN 072 010 327.

Newman Power Station means the 105 MW rating gas-fired power station located within the Mount Newman Joint Venture mining lease, adjacent to the Newman Mining township in the Pilbara region of WA, owned by AIH.



New AGL Energy Constitution means the constitution to be adopted by AGL Energy on or before the Second Court Date.

New Alinta means:

- where the reference relates to a period of time before the implementation of the Recommended Proposal, New Alinta Co and, where the context requires, includes its Subsidiaries and controlled entities; and
- where the reference relates to a period of time on or after the implementation of the Recommended Proposal, means New Alinta Co and, where the context requires, includes its Subsidiaries and controlled entities (which will include Alinta and AGLIF).

New Alinta Board means the board of directors of New Alinta Co as at the date of this Booklet, unless the context otherwise requires, in which case it means the board of directors of New Alinta Co from time to time.

New Alinta Co means Alinta Mergeco Limited ACN 119 985 590.

New Alinta Constitution means the constitution to be adopted by New Alinta Co on or before the Second Court Date.

New Alinta Deed Poll means the deed poll in favour of AGL Shareholders in the form of Annexure C together with the annexures to that document (which are not set out in Annexure C) (subject to any amendments permitted by its terms), under which New Alinta Co undertakes to take the steps required to be taken by it for proper implementation of the Recommended Proposal.

New Alinta Directors means the directors of New Alinta Co.

New Alinta Share means a fully paid ordinary share in the capital of New Alinta Co.

New Alinta Shareholder means a holder of New Alinta Shares.

New Alinta Sub means Numar Pty Limited ACN 118 926 131.

New Alinta Trust means the trust constituted by the deed dated 21 June 2006, of which New Alinta Trustee is the trustee.

New Alinta Trustee means Wertera Pty Ltd ACN 119 182 384.

NGAC means NSW Greenhouse Gas Abatement Certificate.

Nippon Oil means Nippon Oil Exploration Limited of Japan and affiliates, where the companies listed here shall be regarded as affiliates of each other: Japan National Oil Corporation and its successors, Japan Papua New Guinea Petroleum Co Ltd, Merlin Petroleum Company, Mitsubishi Corporation and Nippon Oil Corporation.

Nominee means the nominee appointed by AGL Energy and New Alinta Co to sell the New Alinta Shares and AGL Energy Shares attributable to Ineligible Overseas AGL Shareholders in accordance with clause 3.5 of the AGL Scheme of Arrangement and clause 6 of the Buy Back Agreement.

NPAT means net profit after tax.

NSW means New South Wales.

Oil Search means Oil Search Limited ARBN 055 079 868, and where the context requires, includes a relevant Subsidiary of Oil Search Limited.

Origin Energy means Origin Energy Limited ACN 000 051 696, and where the context requires, includes a relevant Subsidiary of Origin Energy Limited.

OSA means an operating services agreement.

Parmelia Pipeline means the Parmelia pipeline in WA, including all the pipelines known as laterals which carry gas from the Parmelia pipeline (namely the Midland, Perth, Kwinana and Rockingham laterals).

Participating Shareholders means AGL Scheme Participants on the AGL Scheme Record Date who are not Ineligible Overseas AGL Shareholders.

PDL means Petroleum Development Licence.

PEL means Petroleum Exploration Licence.

Performance Conditions means performance conditions applicable to Share Performance Rights.

Petronas means Petroliam Nasional Bhd, a Malaysian petroleum company.

PIML means Permanent Investment Management Limited ABN 45 003 278 831.

Pipeline Development Agreement means the agreement referred to in Section 9.2(c).

 

PJ means petajoules, being one million GJ. A measure of energy.

Plan means any of the AGL Share Reward Plan, the AGL Share Purchase Plan, the AGL LTIP, the AGL Share Loan Plan, the AGL Management Share Plan, the AGL Energy STIP and the AGL Energy LTIP, as the context requires.

Plan Loan has the meaning given to that term in Section 9.1(d)(i)(A).

Plan Participant means a person who is a participant in any one or more of the Plans, as the context requires.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australian Pipeline Project means the proposed project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil (as project operator), Oil Search, AGL (or, where the context requires, AGL Energy), Nippon Oil and MRDC.

PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

Port Hedland Power Station means the 175 MW gas-fired power station consisting of five 35 MW units located at two individual sites in the Pilbara mining region of WA, owned by AIH.

PPA means a power purchase agreement.

PPL means Petroleum Production Lease.

QAL Litigation means the proceedings brought by Queensland Alumina Limited ABN 98 009 725 044 against Alinta DQP Pty Ltd ABN 97 083 050 284 and Alinta DEQP Pty Ltd ABN 70 083 050 104 in relation to alleged breaches of a gas transportation agreement in respect of the Queensland Gas Pipeline.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from Rolleston and Westgrove gas fields to markets in Gladstone and Rockhampton.

REC means Renewable Energy Certificate.

Recommended Proposal means the implementation of the Alinta Scheme, the AGL Scheme and the Buy Back and the issue of AGL Energy Shares as described more fully in Sections 6.2 and 6.8, the restructure of AGL Energy as described more fully in Section 6.2(a)(iii) and the internal restructure of the WA Retail Business and the sale of a 33% interest in that business to AGL Energy as described more fully in Sections 6.2(a)(iv) and 6.2(a)(v).

Registered Address means, in relation to a Scheme Participant, the address of the relevant person shown in the AGL Share Register or the Alinta Share Register on the AGL Scheme Record Date or Alinta Scheme Record Date (as the case may be).

Related Body Corporate of an entity has the meaning given to that term in the Corporations Act.

Relationship Deed means the deed between AGL, AGL Energy, Alinta and New Alinta Co dated 22 June 2006 dealing with transitional and miscellaneous commercial issues arising in connection with the Recommended Proposal, a summary of which is set out in Section 6.3(c).

Replacement AGL LTIP means the long term incentive plan which will be implemented by AGL if the Recommended Proposal does not proceed, the terms of which will be materially the same as the AGL Energy LTIP.

Rights has the meaning given to that term in Section 9.1(c)(i)(B).

Santos means Santos Limited ACN 007 550 923, and where the context requires, includes a relevant Subsidiary of Santos Limited.

Scheme Meetings means the AGL Meetings and the Alinta Scheme Meeting.

Scheme Participants means AGL Scheme Participants and Alinta Scheme Participants.

Schemes means the AGL Scheme and the Alinta Scheme and Scheme means either one of them.

SE Gobe Unit means commercial unitisation of the South East Gobe oil field between the PDL3 and PDL4 joint venture parties.

SEC means the US Securities and Exchange Commission.

Second Court Date means the date on which the application made to the Court for an order for the purposes of sections 411(4)(b) and 411(6) of the Corporations Act approving the AGL Scheme is first heard.

Section means a section of this Booklet.

Share Performance Rights means the grant of rights to acquire AGL Energy Shares or AGL Shares for no consideration under the AGL Energy LTIP or the Replacement AGL LTIP, respectively (as the case may be).

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in NSW and Victoria and the Wattle Point Wind Farm, acquired by AGL in November 2005.

South West Interconnected System has the meaning given to that term under the Electricity Industry Act 2004 (WA).

SP AusNet means the stapled entity trading as SP AusNet admitted to the official list of ASX on 14 December 2005.

Spark Infrastructure means the stapled entity trading as Spark Infrastructure Group admitted to the official list of ASX on 16 December 2005.

Standard & Poor's means Standard & Poor's (Australia) Pty Ltd ACN 007 324 852.

Subsidiary of an entity means another entity which is a subsidiary of the first mentioned entity within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary or is otherwise controlled by the first mentioned entity within the meaning of any approved accounting standard.

Sydney Gas means Sydney Gas Ltd ACN 003 324 310, and where the context requires, includes a relevant Subsidiary of Sydney Gas Ltd.

Synergy means the Electricity Retail Corporation established by section 4(1)(c) of the Electricity Corporations Act 2005 (WA).

Tasmanian Gas Pipeline means the sub-sea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

TEPCO means The Tokyo Electric Power Company, Incorporated.

Third Anniversary Date means the date which is the third anniversary of the Transaction Implementation Date.

TJ means terajoules, being one thousand GJ. A measure of energy.

Tolling Agreement means the Bairnsdale Tolling Agreement between Alinta DVP Pty Ltd, Alinta DEBP Pty Ltd, Alinta DEBO Pty Ltd and Alinta Sales dated 23 April 2004.

Trade Practices Act means Trade Practices Act 1974 (Cth).

TransACT means the telecommunications services business managed by the ActewAGL distribution partnership.

Transaction Dividend has the meaning given in Section 6.2(a)(vii).

Transaction Document means a transaction document required to implement the Recommended Proposal including the Transaction Implementation Deed, the Relationship Deed and the New Alinta Constitution.

Transaction Implementation Date means 10 Business Days after the AGL Scheme Effective Date and the Alinta Scheme Effective Date (which will be the same day), or such other date as agreed by AGL and Alinta.

Transaction Implementation Deed means the deed between AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Sub dated 22 June 2006 (as amended) under which the parties agree to procure that all steps required to be implemented in connection with the Recommended Proposal are implemented, a summary of which is set out in Section 6.3(b).

UED means United Energy Distribution Pty Ltd ACN 064 651 029.

Undertakings means the undertakings given by Alinta to, and accepted by, the ACCC pursuant to section 87B of the Trade Practices Act on 3 August 2006.

Unvested Rights has the meaning given to that term in Section 9.1(c)(ii).

US means the United States of America.

Verve Energy means the Electricity Generation Corporation established by section 4(1)(a) of the Electricity Corporations Act 2005 (WA).

VicHub Interconnect means the interconnect facility at Longford which allows gas to flow between the Tasmanian Gas Pipeline, the Eastern Gas Pipeline and the principal gas transmission system in Victoria.

WA means Western Australia.

WA Cogeneration means:

(a) the interests of Alinta in an alliance with Alcoa relating to the development of cogeneration plants on or connected to Alcoa's alumina refineries in WA;

(b) the interests of Alinta Cogeneration (Pinjarra) Pty Ltd in the two cogeneration units situated at Alcoa's Pinjarra alumina refinery, one of which is commissioned and operating, the other of which is under construction;

(c) the interests of Alinta Cogeneration (Wagerup) Pty Ltd in the two open cycle turbine generating plants (with options to convert to cogeneration) to be situated at Alcoa's Wagerup alumina refinery, which are under development; and

(d) the interests of Alinta Cogeneration Finance Pty Ltd in the financing arrangements for the projects described in paragraphs (b) and (c) above.

WA Retail Business means the selling of gas to all customers connected to the AlintaGas Network in WA and all customers elsewhere in WA who are currently being sold gas by Alinta and the electricity retail business conducted in the South West Interconnected System, comprising:

(a) Alinta Sales (including all relevant WA wholesale gas supply and transmission agreements but not the WLPG Arrangements and the Tolling Agreement) at the Transaction Implementation Date; and

(b) WA Cogeneration, which is all current and future rights and interests Alinta has to continue to develop co-generation facilities on the sites of Alcoa's WA alumina refineries (and the economic benefit of those rights and assets until they are transferred).

Wattle Point Wind Farm means the wind farm located at Wattle Point in South Australia forming part of Southern Hydro.

Wesfarmers means Wesfarmers Limited ACN 008 984 049.

Wesfarmers LPG means Wesfarmers LPG Pty Limited ACN 009 214 831.

Western Power means the Electricity Networks Corporation established by section 4(1)(b) of the Electricity Corporations Act 2005 (WA).

WLPG Agreements means:

(a) the WLPG Sales Agreement;

(b) the WLPG Operational Agreement between DBNGP (WA), Alinta Sales and Wesfarmers LPG, as amended dated 26 February 1998;

(c) the rights to contracted capacity for the transportation of gas to the WLPG Plant and associated and incidental rights and obligations under the Dampier to Bunbury Gas Pipeline Shipper Contract resulting from the Deed of Amendment and Restatement (Shipper Contract) Full Haul Transmission Contract between DBNGP (WA), Alinta Sales, DBNGP Holdings Pty Ltd and DBNGP (WA) Nominees Pty Ltd dated 27 October 2004, with which is associated a Settlement Deed – section 20 Dispute between Alinta Sales and DBNGP (WA) dated 27 October 2004; and

(d) the Special Purpose Access Contract – Additional LPG capacity resulting from the Deed of Amendment – Special Purpose Access Contract – Additional LPG Capacity between DBNGP (WA) Transmission Pty Ltd and Alinta Sales dated 27 October 2004.

WLPG Arrangements means the arrangements constituting the rights and obligations under the WLPG Agreements.

WLPG Arrangements Agreements means the agreements and assignments described in Section 7.2(f) of this Booklet.

WLPG Plant is the LPG extraction plant owned and operated by Wesfarmers LPG which straddles the DBNGP at Kwinana, WA.

WLPG Sales Agreement means the Amended and Restated Sales Agreement between Alinta Sales, Wesfarmers LPG and Wesfarmers dated 30 June 2005.

WPWF means Wattle Point Wind Farm Pty Ltd ACN 101 023 447.

Interpretation

(a) Annexures to the Booklet form part of this Booklet.

(b) Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Booklet unless that meaning is inconsistent with the context in which the word or phrase is used.

(c) Headings are for convenience only and do not affect the interpretation of this Booklet.

(d) The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e) References to Sections are to sections of Part 2 of this Booklet, unless stated otherwise.

(f) References to a Part are to a part of this Booklet, unless stated otherwise.

(g) References to paragraphs are references to paragraphs within the Section of this Booklet in which the reference to the paragraph is made.

(h) References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.

ANNEXURE A
AGL Scheme of Arrangement

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

Parties

1 **The Australian Gas Light Company ACN 052 167 405** of 72 Christie Street, St Leonards, NSW, 2065 (**AGL**)

2 **The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company**

Recitals

A AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B AGL has 455,910,464 AGL Shares on issue.

C Alinta Group holds the Excluded AGL Shares and will continue to hold those shares as at the Effective Date.

D AGL Energy is a company incorporated in the State of New South Wales. It is a wholly owned subsidiary of AGL.

E New Alinta Co and New Alinta Co Sub, a wholly owned subsidiary of New Alinta Co, are companies incorporated in the State of Victoria.

F AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement and the Transaction Implementation Deed pursuant to which, among other things, AGL has agreed to propose and subject to the satisfaction of certain conditions implement this Scheme and Alinta has agreed to propose and subject to the satisfaction of certain conditions implement the Alinta Scheme. New Alinta Co Sub is a party to the Transaction Implementation Deed.

G If this Scheme becomes effective, then:

(a) the Scheme Shares will be transferred to New Alinta Co Sub;

(b) New Alinta Co will provide the Scheme Consideration to the Scheme Participants;

(c) New Alinta Co will undertake the Buy Back of all New Alinta Co Converting Shares; and

(d) AGL Energy will allot and issue AGL Energy Shares to the Scheme Participants (or to the Nominee in respect of Scheme Participants who are Ineligible Overseas AGL Shareholders) by way of consideration for the Buy Back of the New Alinta Co Converting Shares,

each step to be taken in accordance with the provisions of this Scheme.

H AGL Energy has entered into the AGL Energy Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under this Scheme, the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

I New Alinta Co has entered into the New Alinta Co Deed Poll for the purpose of covenanting in favour of the Scheme Participants and the Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme (as the case may be), the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

J AGL has procured or proposes to procure that the Nominee covenants in favour of Scheme Participants and Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme in accordance with the Nominee Deed Poll.

The parties agree



1 Definitions and interpretation

1.1 Definitions

In this Scheme, unless the contrary intention appears or the context requires otherwise:

AGL Board means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Directors means the directors of AGL as at the date of the Booklet.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Energy Deed Poll means the deed poll dated 28 August 2006 executed by AGL Energy in favour of the Scheme Participants (subject to any amendments permitted by its terms).

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Shareholder means a person who is registered in the AGL Share Register as the holder of AGL Shares.

Alinta means Alinta Limited ACN 087 857 001.

Alinta Group means Alinta and its Subsidiaries.

Alinta Scheme means the scheme of arrangement between Alinta and its shareholders made under section 411 of the Corporations Act 2001 (Cth) dated on or about the date of this Scheme, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Alinta Scheme Consideration means "Scheme Consideration", as that term is defined in the Alinta Scheme.

Alinta Scheme Participant means "Scheme Participant", as that term is defined in the Alinta Scheme.

Alinta Scheme Shares means "Scheme Shares", as that term is defined in the Alinta Scheme.

Alinta Share Register means the register of Alinta shareholders maintained under section 169 of the Corporations Act.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASX means the Australian Stock Exchange Limited ABN 98 008 624 691.

Booklet means the booklet dated 29 August 2006 approved by the Court under section 411(1) of the Corporations Act for distribution to AGL Shareholders explaining the Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Scheme.

Business Day means a business day as defined in the Listing Rules.

Buy Back means the buy back, in accordance with clause 3.2, of all the New Alinta Co Converting Shares in consideration for the issue of AGL Energy Shares.

Buy Back Agreement means the agreement of that name between New Alinta Co, AGL Energy and the holders of New Alinta Co Converting Shares to be entered into under and in accordance with the constitution of New Alinta Co.

Buy Back Participant means the New Alinta Co Converting Shareholders on the Buy Back Record Date.

Buy Back Record Date means the time on the Implementation Date immediately after the New Alinta Co Converting Share Register has been updated under clause 3.6(b) to record the information about the holders of those shares following the issue of the New Alinta Co Converting Shares in accordance with this Scheme.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is

specified in the Court order for the coming into effect of the Scheme, that earlier date.

Excluded AGL Shares means 78,904,997 AGL Shares out of the 90,904,997 AGL Shares which, at 22 June 2006, were registered in the name of, and beneficially owned by Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited).

GST has the same meaning as GST in the GST Act.

GST Act means A New Tax System (Goods & Services Tax) Act 1999 (Cth).

Implementation Date means 10 Business Days after the Effective Date and the effective date of the Alinta Scheme (which will be the same day) or such other date as agreed by AGL and Alinta.

Ineligible Overseas AGL Shareholder means a Scheme Participant whose Registered Address is in any jurisdiction other than:

(a) Australia and its external territories;

(b) New Zealand;

(c) the United States of America;

(d) Hong Kong;

(e) Japan;

(f) Singapore; or

(g) the United Kingdom,

(**Overseas AGL Shareholder**), other than an Overseas AGL Shareholder in respect of whom New Alinta Co and AGL Energy are satisfied that the laws of the Overseas AGL Shareholder's country of residence (as shown in the AGL Share Register) would permit the issue of the Scheme Consideration and AGL Energy Shares to the Overseas AGL Shareholder, either unconditionally or after compliance with conditions which New Alinta Co and AGL Energy in their sole discretion regard as acceptable and not unduly onerous.

Listing Rules means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

Merger Implementation Agreement means the agreement dated 22 June 2006 between AGL, AGL Energy, Alinta and New Alinta Co to carry into effect the Scheme.

Net Merger Value means $2,489 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

New Alinta Co means Alinta Mergeco Limited ACN 119 985 590.

New Alinta Co Converting Share means a fully paid converting share in the capital of New Alinta Co.

New Alinta Co Converting Share Register means the register of New Alinta Co Converting Shareholders maintained under section 169 of the Corporations Act.

New Alinta Co Converting Shareholder means a person who is registered in the New Alinta Co Converting Share Register as the holder of New Alinta Co Converting Shares.

New Alinta Co Deed Poll means the deed poll dated 28 August 2006 executed by New Alinta Co in favour of the Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

New Alinta Co Ordinary Share means a fully paid ordinary share in the capital of New Alinta Co.

New Alinta Co Ordinary Share Register means the register of the holders of New Alinta Co Ordinary Shares maintained under section 169 of the Corporations Act.

New Alinta Co Sub means Numar Pty Limited ACN 118 926 131.

Nominee has the meaning given to that term in clause 3.5(b).

Nominee Deed Poll means the deed poll which AGL has procured or proposes to procure the Nominee to enter into in favour of Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

Official List means the official list of the ASX.

Record Date means 7:00pm on the fifth Business Day after the Effective Date, or such other date as may be agreed by AGL and Alinta.



Registered Address means, in relation to a Scheme Participant, the address of that Scheme Participant shown in the AGL Share Register on the Record Date.

Scheme means the scheme of arrangement between AGL and AGL Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Consideration means, in respect of each AGL Share:

(a) the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date; and

(b) one New Alinta Co Converting Share,

each to be allotted and issued subject to, and as provided for by, this Scheme.

Scheme Meetings means the meetings of AGL Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the Scheme being:

(a) a meeting of the holders of AGL Shares other than the holders of the Excluded AGL Shares; and

(b) a meeting of the holders of the Excluded AGL Shares.

Scheme Participant means a person registered on the AGL Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.

Scheme Share means all AGL Shares on issue at the Record Date other than the Excluded AGL Shares.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2, Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Transaction Implementation Deed means the deed dated 22 June 2006 between AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Co Sub.

1.2 Interpretation

In this Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2 Conditions

2.1 Conditions precedent to the Scheme

This Scheme is conditional upon the satisfaction of each of the following conditions precedent:

(a) each condition precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), is satisfied or, subject to the terms of the Merger Implementation Agreement, waived or taken to have been waived;

(b) Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Second Court Date; and

(c) the Effective Date for this Scheme occurs on the same date as the date on which an office copy of the Court order approving the Alinta Scheme, under section 411(4)(b) of the Corporations Act, is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Alinta Scheme, that earlier date.

2.2 Certificate in relation to conditions

AGL must provide to the Court on the Second Court Date a certificate which is authorised by the AGL Board and signed by at least one AGL Director (or such other evidence as the Court may request) confirming whether or not the conditions precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), have been satisfied or, subject to the terms of that agreement, waived or taken to be waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Effective Date

This Scheme takes effect on the Effective Date.

2.4 End Date

This Scheme lapses and has no further force or effect if the Effective Date is not on or before 31 December 2006 (or such later date agreed by AGL and Alinta in writing and, if required, approved by the Court).

3 Scheme

3.1 The Scheme

(a) The Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date, will, without the need for any further act by any Scheme Participant (other than acts performed by AGL or its directors as attorney or agent for Scheme Participants under clauses 3.3 and 5.1), be transferred to New Alinta Co Sub on the Implementation Date (but only after the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme) and the transfer will be deemed to be effective immediately after the time on the Implementation Date that the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme.

(b) Each Scheme Participant shall, subject to the terms of the Scheme, for each Scheme Share held by that Scheme Participant be issued with the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date.

(c) Each Scheme Participant shall, subject to the terms of the Scheme, be issued with one New Alinta Co Converting Share for each Scheme Share held by that Scheme Participant.

(d) New Alinta Co will not issue fractional New Alinta Co Ordinary Shares under the Scheme. If a Scheme Participant becomes entitled to a fraction of a New Alinta Co Ordinary Share then the number of New Alinta Co Ordinary Shares to be issued to that Scheme Participant will, subject to paragraph (e), be rounded up or down to the nearest whole number of New Alinta Co Ordinary Shares, with fractions of 0.5 rounded up to the nearest whole number of New Alinta Co Ordinary Shares.

(e) If either AGL or Alinta reasonably believes that an AGL Shareholder has manipulated its holding of AGL Shares to take advantage of the rounding up (for example by splitting one holding of AGL Shares into a number of holdings of AGL Shares) then all fractional entitlements of that AGL Shareholder will be aggregated and rounded down, in all cases, to the nearest whole number of New Alinta Co Ordinary Shares.

3.2 Buy Back of New Alinta Co Converting Shares

(a) On the Implementation Date, after AGL has registered New Alinta Co Sub as the holder of the Scheme Shares in the AGL Register under clause 3.6(c), New Alinta Co will Buy Back all the New Alinta Co Converting Shares that are held by the New Alinta Co Converting Shareholders on the Buy Back Record Date.

(b) AGL Energy must issue to each Buy Back Participant one AGL Energy Share for each New Alinta Co Converting Share that is bought back from a Buy Back Participant under the Buy Back.

3.3 Transfer of Scheme Shares

For the purpose of transferring the Scheme Shares to New Alinta Co Sub in accordance with clause 3.1(a), each Scheme Participant irrevocably appoints AGL and each AGL Director severally as its true and lawful attorney, with effect from the Effective Date with power:

(a) in the case of Scheme Shares in a CHESS Holding:

  (i) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to New Alinta Co Sub the Scheme Shares held by the Scheme Participant from the CHESS sub-register of AGL to the issuer sponsored sub-register operated by AGL notwithstanding that, at the time of such transfer, the Scheme Consideration which is due under this Scheme has not been provided to the Scheme Participants; or

  (ii) to complete and sign on behalf of Scheme Participants any required form of transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares);

(b) in the case of Scheme Shares that are registered in the issuer sponsored sub-register operated by the AGL Share Registry, to complete and sign on behalf of Scheme Participants any required form for the transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares); and

(c) in the case of all Scheme Shares, to exercise all powers and rights which the Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of AGL (which meeting the Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of AGL and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of New Alinta Co Sub as the intended registered holder of those shares.

3.4 Issue of Scheme Consideration

New Alinta Co must allot and issue the Scheme Consideration to the Scheme Participants in accordance with, but subject to the terms of, this Scheme on the Implementation Date.

3.5 Ineligible Overseas AGL Shareholders

(a) The right to receive Scheme Consideration in accordance with clause 3.1 will not be available to an Ineligible Overseas AGL Shareholder.

(b) The Scheme Consideration that would, but for clause 3.5(a), have been issued to an Ineligible Overseas AGL Shareholder will instead be issued to a person nominated by AGL and Alinta (**Nominee**) and the following provisions of this clause 3.5 shall apply.

(c) Where the Nominee is issued with New Alinta Co Ordinary Shares under paragraph (b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such New Alinta Co Ordinary Shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt, such a sale may be made during the period when the New Alinta Co Ordinary Shares are being quoted for trading on ASX on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such New Alinta Co Ordinary Shares, to remit the proceeds of such sale of all such New Alinta Co Ordinary Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(d) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(c)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such New Alinta Co Ordinary Shares as is equal to the proportion that the number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(e) Where AGL Energy Shares are issued to the Nominee by way of consideration for the Buy Back of New Alinta Co Converting Shares that are issued to the Nominee under clause 3.5(b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt such a sale may be made during the period when the AGL Energy Shares are being quoted for trading on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such AGL Energy Shares, to remit the proceeds of such sale of all such AGL Energy Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(f) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(e)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such AGL Energy Shares as is equal to the proportion that the number of the New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(g) Each Ineligible Overseas AGL Shareholder appoints AGL as its agent to receive on its behalf any financial services guide or other notices which may be given by the Nominee to Ineligible Overseas AGL Shareholders.

3.6 Registration and Holding Statements

(a) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Ordinary Shares to which they become entitled under this Scheme on either an uncertificated issuer sponsored sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co or on an uncertificated CHESS sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co, as determined by New Alinta Co in its absolute discretion, such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(b) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Converting Shares, to which they become entitled under this Scheme on the New Alinta Co Converting Share Register such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).



(c) On the Implementation Date, immediately after Alinta has in accordance with clause 3.5(b) of the Alinta Scheme registered New Alinta Co Sub as the holder of the Alinta Scheme Shares in the Alinta Share Register, New Alinta Co Sub must (as transferee) execute the share transfer forms (or master share transfer form) referred to in clauses 3.3(a) and 3.3(b) and must deliver that executed form or those executed forms to AGL for registration, and AGL must then immediately register New Alinta Co Sub as the holder of the Scheme Shares in the AGL Share Register.

(d) AGL Energy must register, or cause to be registered, the Buy Back Participants as the holders of the AGL Energy Shares to which they become entitled under the Buy Back on either an uncertificated issuer sponsored sub-register of AGL Energy Shares operated by AGL Energy or on an uncertificated CHESS sub-register of AGL Energy Shares operated by AGL Energy, as determined by AGL Energy in its absolute discretion, such registration to occur within 5 Business Days after the Buy Back Record Date.

(e) On, or as soon as practicable after, the Implementation Date, New Alinta Co must forward holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares to the Scheme Participants, including to the Nominee in respect of the Ineligible Overseas AGL Shareholders, who become entitled to those securities under this Scheme.

(f) No share certificates or holding statements are to be sent to the Scheme Participants, including the Nominee in respect of the Ineligible Overseas AGL Shareholders, for the New Alinta Co Converting Shares that are to be issued to them under the Scheme.

(g) Within 5 Business Days after the Buy Back Record Date, AGL must cause AGL Energy to forward holding statements or notices confirming the issue and allotment of the AGL Energy Shares to the Buy Back Participants who become entitled to those securities under the Buy Back.

(h) Holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares and AGL Energy Shares are to be sent respectively to the Scheme Participants (other than Ineligible Overseas AGL Shareholders) or to the Nominee (in respect of the Ineligible Overseas AGL Shareholders) as the case may be and to the Buy Back Participants by prepaid post to their Registered Address and in the case of Scheme Participants and Buy Back Participants that are joint holders of AGL Shares such holding statements or notices must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date.

(i) Each Scheme Participant agrees for all purposes to becoming a member of New Alinta Co without the need for further act on its part and each of them agrees to be bound by the Constitution of New Alinta Co.

(j) Each Buy Back Participant agrees for all purposes to becoming a member of AGL Energy without the need for further act on its part and each of them agrees to be bound by the Constitution of AGL Energy.

4 Dealings in AGL Shares

4.1 Dealings in AGL Shares by Scheme Participants

For the purposes of establishing who is a Scheme Participant, dealings in AGL Shares will be recognised by AGL provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the Record Date; or

(b) in all other cases, registrable transfer or transmission applications in respect of those dealings are received at the place where the AGL Share Register is kept on or before the Record Date,

and AGL will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transfer or transmission application in respect of AGL Shares received after the Record Date.

4.2 AGL Share Register

For the purpose of determining entitlements to participate in this Scheme, AGL must maintain the AGL Share Register in accordance with the provisions of this clause 4 and the AGL Share Register in this form and the terms of this Scheme solely determine the entitlements to the Scheme Consideration.

4.3 Registration of holdings

AGL must register any registrable transfer or transmission applications received in accordance with clause 4.1(b) on or before the Record Date.

4.4 Holding statements no effect from Record Date

From the Record Date, all holding statements for Scheme Shares as at the Record Date will cease to have effect as documents of title, and each entry on the AGL Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Participants to the Scheme Consideration.

4.5 AGL to provide contact information for Scheme Participants

As soon as practicable after the Record Date and in any event at least 3 Business Days before the Implementation Date, AGL will give to New Alinta Co or procure that New Alinta Co be given details of the name, Registered Address and the number of AGL Shares held by each Scheme Participant, as shown in the AGL Share Register at the Record Date, in whatever form New Alinta Co reasonably requires.

4.6 Excluded AGL Shares

Alinta must ensure that Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Record Date.

5 General provisions

5.1 Appointment of agent and attorney

Each Scheme Participant without the need for any further act on their part, irrevocably appoints AGL and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Scheme;

(b) enforcing the New Alinta Co Deed Poll against New Alinta Co;

(c) enforcing the AGL Energy Deed Poll against AGL Energy;

(d) enforcing the Nominee Deed Poll against Nominee; and

(e) approving the Buy Back, including voting at any meeting of New Alinta Co convened for that purpose, consenting to that meeting being held on short notice and executing any documents necessary or desirable to give effect to the Buy Back of the New Alinta Co Converting Shares issued to them under the Scheme and undertakes not to otherwise attend or vote in person or by proxy or other representative at such meeting,

and AGL accepts such appointment. AGL, as agent of each Scheme Participant, may sub-delegate its functions under this clause 5.1 to all or any of its directors and secretaries (jointly or severally).

5.2 Enforcement of Deeds Poll

AGL undertakes in favour of each Scheme Participant that it will enforce the New Alinta Co Deed Poll against New Alinta Co, the AGL Energy Deed Poll against AGL Energy and the Nominee Deed Poll against the Nominee in each case on behalf of and as agent and attorney for the Scheme Participants.

5.3 Free of encumbrances

Each Scheme Participant is deemed to have warranted to New Alinta Co Sub and New Alinta Co that all their Scheme Shares (including any rights attaching to those shares) that are transferred to New Alinta Co Sub under this Scheme are, at the date of transfer, fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to those shares.

5.4 Instructions to AGL

All binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas AGL Shareholder) and AGL relating to Scheme Shares or a Scheme Participant's status as an AGL Shareholder (including, without limitation, any instructions relating to communications from AGL and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, New Alinta Co and AGL Energy in respect of respectively the New Alinta Co Ordinary Shares, the New Alinta Co Converting Shares and the AGL Energy Shares that are issued to the Scheme Participants under the Scheme or Buy Back until those instructions or notifications are, in each case, revoked or amended in writing addressed to, as applicable, New Alinta Co or AGL Energy (at its registered address from time to time).

5.5 Scheme Participants' consent

Each Scheme Participant:

(a) consents to AGL doing all things necessary and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme and AGL, as agent of each Scheme Participant may sub-delegate its functions under this clause 5.5(a) to any of its directors and officers, jointly and severally;

(b) acknowledges that the Scheme binds AGL and all of the AGL Shareholders from time to time (including those who do not attend the Scheme Meetings, do not vote at that meeting or vote against the Scheme); and

(c) agrees to the transfer of their AGL Shares, together with all rights and entitlements attaching to those AGL Shares as at the Implementation Date, to New Alinta Co Sub, in accordance with the Scheme.

5.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, AGL may, by its counsel or solicitors, and with the consent of New Alinta Co and AGL Energy, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

5.7 Dealings in New Alinta Co Converting Shares

Except for or in connection with the Buy Back Agreement that is entered into in respect of the New Alinta Co Converting Shares that are issued under the Scheme, AGL will procure that, prior to completion of the Buy Back, New Alinta Co does not accept for registration or recognise any dealings in respect of New Alinta Co Converting Shares (or any interest in such shares) and no such dealings are permitted.

6 General

6.1 Inconsistencies

To the extent of inconsistency between this Scheme and the AGL Constitution, this Scheme overrides the AGL Constitution and binds AGL and all AGL Shareholders.

6.2 Further assurance

AGL will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Scheme and will, on behalf of Scheme Participants, procure New Alinta Co and AGL Energy to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to New Alinta Co and AGL Energy under this Scheme and the Buy Back.

6.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme or the Buy Back Agreement will be paid as provided for in clauses 33.2 and 33.3 of the Merger Implementation Agreement. For the avoidance of doubt, the Scheme Participants do not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Scheme or any document referred to in this Scheme or the Buy Back Agreement.

6.4 GST

AGL must pay to the Scheme Participants an amount equal to any GST for which the Scheme Participants are liable on any supply by the Scheme Participants under or in connection with the Scheme, without deduction or set off of any other amount.

6.5 Governing law

This Scheme is governed by the laws of the State of New South Wales, Australia.

6.6 Official quotation of AGL Energy Shares

AGL will procure that, on or before the date that the Booklet is despatched to AGL Shareholders, AGL Energy applies to ASX for admission of AGL Energy to the official list of ASX and for AGL Energy Shares to be quoted on ASX (initially on a deferred settlement basis), in each case conditional upon the Court approving this Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act.

6.7 Notices

Any notice or other communication to AGL in respect of this Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: 72 Christie Street, St Leonards NSW 2065

Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL in accordance with clause 6.7(a); and

(d) will be regarded as received by AGL:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL as provided in clause 6.7(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

6.8 Lodgement of Court Order with ASIC

AGL must lodge with ASIC an office copy of the Court order that approves this Scheme under section 411(4)(b) of the Corporations Act by 5.00pm on the second Business Day after the day on which the Court approves this Scheme.

ANNEXURE B
AGL Energy Deed Poll

Deed Poll made on 28 August 2006

Parties

1 **AGL Energy Limited** ACN 115 061 375 of 72 Christie Street, St Leonards, NSW, 2065 (**AGL Energy**)

2 The holders of fully paid ordinary shares other than the Excluded AGL Shares in The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) as at the Record Date (**Scheme Participants**)

Recitals

A AGL has proposed the Scheme.

B AGL Energy is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Participants to perform the steps attributed to it under the Scheme.

The parties agree

1 Definitions and interpretation

1.1 Definitions

In this Deed Poll:

(a) **Scheme** means the proposed scheme of arrangement between AGL and the holders of fully paid ordinary shares in AGL, subject to any alterations or conditions made or required by the Federal Court of Australia pursuant to section 411 of the Corporations Act 2001 (Cth); and

(b) words and phrases used in this Deed Poll have the same meaning as they are defined to have in the Scheme.

1.2 Interpretation

In this Deed Poll, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons include references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this Deed Poll;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollar' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to any document (including this Deed Poll) is to that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Nature of Deed Poll

AGL Energy acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not party to it;

(b) under the Scheme, each Scheme Participant irrevocably appoints AGL and any of the AGL directors as its agent and attorney, inter alia, to enforce this Deed Poll against AGL Energy; and

(c) AGL and any of the AGL directors may enforce this Deed Poll against AGL Energy in their own name notwithstanding that AGL and the AGL directors are not a party to this Deed Poll.

2 Conditions

2.1 Conditions

AGL Energy's obligations under this Deed Poll are subject to the following conditions precedent:

(a) the Scheme being approved by the Court, subject to such alterations or conditions as the Court thinks just, and a copy of the order of the Court approving the Scheme being lodged with ASIC pursuant to section 411(10) of the Corporations Act;

(b) AGL Energy receiving from AGL the AGL Promissory Note under clause 4 of the Buy Back Agreement; and

(c) AGL Energy being admitted to the official list of ASX.

2.2 Termination

If the conditions precedent in clause 2.1 are not satisfied on or before 31 December 2006 (or such later date agreed by AGL and Alinta in writing and, if required, approved by the Court), AGL Energy's obligations under this Deed Poll automatically terminate and AGL Energy will be under no obligation to allot or issue any AGL Energy Shares under this Deed Poll.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2 then, in addition and without prejudice to any other rights, powers or remedies, AGL Energy, is released from its obligations to further perform this Deed Poll except those obligations under clause 9.1.

3 Obligation to issue AGL Energy Shares and share registry matters

3.1 Obligation to issue AGL Energy Shares

Subject to clause 2 and in accordance with the provisions of the Merger Implementation Agreement, the Transaction Implementation Deed and clause 3.2 of the Scheme, AGL Energy will allot and issue to each Buy Back Participant one AGL Energy Share for each Alinta Merge Co Converting Share that is bought back from a Buy Back Participant under the Buy Back.

3.2 AGL Energy Share Register and holding statements

AGL Energy must register or cause to be registered the Buy Back Participants as the holders of the AGL Energy Shares to which they become entitled under the Buy Back in accordance with clause 3.6(d) of the Scheme and forward holding statements or notices confirming the issue and allotment of such shares to the Buy Back Participants in accordance with clauses 3.6(g) and (h) of the Scheme.



4 Obligations in respect of Buy Back Agreement

Subject to approval by the members of New Alinta Co in accordance with section 257D of the Corporations Act, AGL Energy covenants in favour of the Scheme Participants to execute the Buy Back Agreement and to perform all steps required to be performed by it under, and otherwise comply with, the Buy Back Agreement.

5 Other obligations of AGL Energy

AGL Energy covenants in favour of the Scheme Participants to perform all other steps attributed to it under, and otherwise to comply with, the Scheme as if named as a party to the Scheme.

6 Warranties

AGL Energy represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

7 Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) AGL Energy has fully performed its obligations under this Deed Poll; or

(b the earlier termination of this Deed Poll under clause 2.

8 Notices

Any notice or other communication to AGL Energy in respect of this Deed Poll must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: 72 Christie Street,
St Leonards NSW 2065

Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL Energy in accordance with clause 8(a); and

(d) will be regarded as received by AGL Energy:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL Energy as provided in clause 8(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

9 General

9.1 Stamp duty

AGL Energy acknowledges that any stamp duty and any related fines or penalties which are payable on or in respect of this Deed Poll will be paid as provided for in clause 33.2 of the Merger Implementation Agreement.

9.2 Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of New South Wales, Australia.

(b) AGL Energy irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

9.3 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

9.4 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by AGL and Alinta; or

(b) on or after the Second Court Date, the variation is agreed to in writing by AGL and Alinta and is approved by the Court,

in which event AGL Energy will enter into a further deed poll in favour of the Scheme Participants giving effect to the amendment.

9.5 Cumulative rights

The rights, powers and remedies of AGL Energy and the Scheme Participants under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this Deed Poll.

9.6 Assignment

The rights and obligations of AGL Energy and the rights of each Scheme Participant under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

9.7 Further action

AGL Energy will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

9.8 GST

AGL Energy must pay to the Scheme Participants an amount equal to any GST for which the Scheme Participants are liable on any supply by the Scheme Participants under or in connection with this Deed Poll, without deduction or set off of any other amount.

ANNEXURE C
New Alinta Deed Poll

Deed Poll made on 28 August 2006

Parties

Alinta Mergeco Limited ACN 119 985 590 of Level 7, 1 William Street, Perth, WA 6000 (**New Alinta Co**)

The holders of fully paid ordinary shares in Alinta Limited ABN 40 087 857 001 of Level 7, 1 William Street, Perth, WA 6000 (**Alinta**) as at the Record Date (**Alinta Scheme Participants**)

The holders of fully paid ordinary shares other than the Excluded AGL Shares in The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) as at the Record Date (**AGL Scheme Participants**).

Recitals

A. Alinta has proposed the Alinta Scheme.

B. AGL has proposed the AGL Scheme.

C. New Alinta Co is entering into this Deed Poll for the purpose of covenanting in favour of Alinta Scheme Participants and AGL Scheme Participants to perform the steps attributed to it under the Alinta Scheme and AGL Scheme respectively.

Operative provisions

1. Definitions and interpretation

1.1 Definitions

In this Deed Poll:

(a) **Alinta Scheme** means the proposed scheme of arrangement between Alinta and the holders of fully paid ordinary shares in Alinta, subject to any alterations or conditions made or required by the Federal Court of Australia pursuant to section 411 of the Corporations Act in the form annexed to this Deed Poll as annexure A;

(b) **Alinta Scheme Share** means all Alinta Shares on issue at the Record Date;

(c) **AGL Scheme** means the proposed scheme of arrangement between AGL and the holders of fully paid ordinary shares in AGL, subject to any alterations or conditions made or required by the Federal Court of Australia pursuant to section 411 of the Corporations Act in the form annexed to this Deed Poll as annexure B;

(d) **AGL Scheme Share** means all AGL Shares on issue at the Record Date other than the Excluded AGL Shares;

(e) **Buy Back Agreement** means the agreement of that name between New Alinta Co, AGL Energy and the holders of New Alinta Co Converting Shares to be entered into under and in accordance with the constitution of New Alinta Co;

(f) **CE Share Capital Account** means the separate share capital account that New Alinta Co is obliged to maintain in relation to the New Alinta Co Converting Shares;

(g) words and phrases used in this Deed Poll have the same meaning as they are defined to have in the Alinta Scheme and the AGL Scheme, as the case may be.

1.2 **Interpretation**

In this Deed Poll, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons include references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this Deed Poll;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to **dollar** or **$** is to the lawful currency of the Commonwealth of Australia;

(l) a reference to any document (including this Deed Poll) is to that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 **Nature of Deed Poll**

New Alinta Co acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Alinta Scheme Participant or AGL Scheme Participant in accordance with its terms even though the Alinta Scheme Participants and AGL Scheme Participants are not party to it;

(b) under the Alinta Scheme, each Alinta Scheme Participant irrevocably appoints Alinta and any of the Alinta directors as its agent and attorney, inter alia, to enforce this Deed Poll against New Alinta Co;

(c) under the AGL Scheme, each AGL Scheme Participant irrevocably appoints AGL and any of the AGL directors as its agent and attorney, inter alia, to enforce this Deed Poll against New Alinta Co;

(d) Alinta and any of the Alinta directors may enforce this Deed Poll against New Alinta Co in their own name notwithstanding that Alinta and the Alinta directors are not a party to this Deed Poll; and

(e) AGL and any of the AGL directors may enforce this Deed Poll against New Alinta Co in their own name notwithstanding that AGL and the AGL directors are not a party to this Deed Poll.



2. Conditions

2 1 Conditions

ew Alinta Co's obligations under this Deed Poll are subject to the following conditions precedent:

(a) the Alinta Scheme being approved by the Court, subject to such alterations or conditions as the Court thinks just, and a copy of the order of the Court approving the Alinta Scheme being lodged with ASIC pursuant to section 411(10) of the Corporations Act;

(b) the AGL Scheme being approved by the Court, subject to such alterations or conditions as the Court thinks just, and a copy of the order of the Court approving the AGL Scheme being lodged with ASIC pursuant to section 411(10) of the Corporations Act; and

(c) New Alinta Co being admitted to the official list of ASX.

2.2 Termination

If the conditions precedent in clause 2.1 are not satisfied on or before 31 December 2006 (or such later date agreed by Alinta and AGL in writing and, if required, approved by the Court), New Alinta Co's obligations under this Deed Poll automatically terminate and New Alinta Co will be under no obligation to allot or issue any New Alinta Co Ordinary Shares or New Alinta Co Converting Shares under this Deed Poll.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2 then, in addition and without prejudice to any other rights, powers or remedies, New Alinta Co is released from its obligations to further perform this Deed Poll except those obligations under clause 9.1.

3. Obligation to issue New Alinta Co Shares and share registry matters

3 1 Obligation to issue New Alinta Co Ordinary Shares to Alinta Scheme Participants

Subject to clause 2 and in accordance with the provisions of the Merger Implementation Agreement, the Transaction nplementation Deed and clauses 3.1 and 3.3 of the Alinta Scheme, New Alinta Co will allot and issue to each Alinta Scheme Participant one New Alinta Co Ordinary Share for each Alinta Scheme Share held by that Alinta Scheme Participant.

3.2 Obligation to issue New Alinta Co Ordinary Shares and New Alinta Co Converting Shares to AGL Share Participants

Subject to clause 2 and in accordance with the provisions of the Merger Implementation Agreement, the Transaction Implementation Deed and clauses 3.1 and 3.4 of the AGL Scheme, New Alinta Co will allot and issue to each AGL Scheme Participant the Scheme Consideration (as defined in the AGL Scheme) for each AGL Scheme Share held by that AGL Scheme Participant.

3.3 New Alinta Co to credit CE Share Capital Account

New Alinta Co will credit the issue price of the New Alinta Co Converting Shares, but no other amount, to the CE Share Capital Account.

3.4 New Alinta Co share registers and holding statements

New Alinta Co must register or cause to be registered:

(a) the Alinta Scheme Participants (other than the Ineligible Overseas Alinta Shareholders) and the Nominee (in respect of the Ineligible Overseas Alinta Shareholders) as the holders of the New Alinta Co Ordinary Shares to which they become entitled in accordance with clause 3.5(a) of the Alinta Scheme, and forward holding statements or notices confirming the issue and allotment of such shares to the Alinta Scheme Participants (other than Ineligible Overseas Alinta Shareholders) or to the Nominee (in respect of the Ineligible Overseas Alinta Shareholders), and in the case of Alinta Scheme Participants that are joint holders of Alinta Shares such holding statements or notices must be forwarded to the holder whose name appears first in the Alinta Share Register on the Record Date in accordance with clauses 3.5(c) and (d) of the Alinta Scheme; and

(b) the AGL Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders) as the holders of the New Alinta Co Ordinary Shares and New Alinta Co Converting Shares to which they become entitled in accordance with clauses 3.6(a) and (b) of the AGL Scheme, and

 

forward holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares to the AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) or to the Nominee (in respect of the Ineligible Overseas AGL Shareholders), and in the case of AGL Scheme Participants that are joint holders of AGL Shares such holding statements or notices must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date in accordance with clauses 3.6(e) and (h).

In accordance with clause 3.6(f) of the AGL Scheme, no holding statements or notices are to be sent to AGL Scheme Participants for the Alinta Merge Co Converting Shares issued to them under the AGL Scheme.

4. Obligations in respect of Buy Back Agreement

Subject to approval by the members of New Alinta Co in accordance with section 257D of the Corporations Act, New Alinta Co covenants in favour of the AGL Scheme Participants to execute the Buy Back Agreement and to perform all steps required to be performed by it under, and otherwise comply with, the Buy Back Agreement.

5. Other obligations of New Alinta Co

5.1 **Official quotation of New Alinta Co Shares**

New Alinta Co will, on or before the date that the Alinta Scheme Booklet and AGL Scheme Booklet is despatched to Alinta Shareholders and AGL Shareholders, respectively, apply for admission of New Alinta Co to the official list of ASX and for New Alinta Co Ordinary Shares to be quoted on ASX (initially on a deferred settlement basis), in each case conditional upon the Court approving the Alinta Scheme and the AGL Scheme pursuant to section 411(4)(b) of the Corporations Act.

5.2 **Execution of share transfer forms by New Alinta Co Sub**

New Alinta Co will procure that New Alinta Co Sub:

(a) executes the share transfer form(s) (as transferee) transferring the Alinta Scheme Shares to New Alinta Co Sub and delivers the executed share transfer form(s) to Alinta in accordance with clause 3.5(b) of the Alinta Scheme; and

(b) executes the share transfer form(s) (as transferee) transferring the AGL Scheme Shares to New Alinta Co Sub and delivers the executed share transfer form(s) to AGL in accordance with clause 3.6(c) of the AGL Scheme.

5.3 **General**

New Alinta Co covenants in favour of:

(a) Alinta Scheme Participants to:

  (i) perform all other steps attributed to it under, and otherwise to comply with, the Alinta Scheme as if named as a party to the Alinta Scheme; and

  (ii) procure that New Alinta Co Sub performs all steps attributed to it under, and otherwise complies with, the Alinta Scheme as if named as a party to the Alinta Scheme; and

(b) AGL Scheme Participants to:

  (i) perform all other steps attributed to it under, and otherwise to comply with, the AGL Scheme as if named as a party to the AGL Scheme; and

  (ii) procure that New Alinta Co Sub performs all steps attributed to it under, and otherwise complies with, the AGL Scheme as if named as a party to the AGL Scheme.

6. Warranties

New Alinta Co represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

7. Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) New Alinta Co has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.

8. Notices

Any notice or other communication to New Alinta Co in respect of this Deed Poll must be in legible writing and in English and:

(a) addressed as shown below:

Address: C/- Blake Dawson Waldron
Level 39
101 Collins Street
Melbourne Vic 3000

Fax no: + 61 3 9679 3111

Attention: Marie McDonald

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of New Alinta Co in accordance with clause 8(a); and

(d) will be regarded as received by New Alinta Co:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of New Alinta Co as provided in clause 8(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

9. General

9.1 Stamp duty

New Alinta Co acknowledges that any stamp duty and any related fines or penalties which are payable on or in respect of this Deed Poll will be paid as provided for in clause 33.2 of the Merger Implementation Agreement.

9.2 Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of New South Wales, Australia.

(b) New Alinta Co irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

9.3 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

9.4 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Alinta and AGL; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Alinta and AGL and is approved by the Court,

in which event New Alinta Co will enter into a further deed poll in favour of the Alinta Scheme Participants and AGL Scheme Participants giving effect to the amendment.

9.5 Cumulative rights

The rights, powers and remedies of New Alinta Co, the Alinta Scheme Participants and the AGL Scheme Participants under this Deed Poll are cumulative and do not exclude any other rights, power or remedies provided by the law independently of this Deed Poll.

9.6 Assignment

The rights and obligations of New Alinta Co and the rights of each Alinta Scheme Participant and each AGL Scheme Participant under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

9.7 Further action

New Alinta Co will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

9.8 GST

New Alinta Co must pay to the Alinta Scheme Participants and the AGL Scheme Participants an amount equal to any GST for which the Alinta Scheme Participants and the AGL Scheme Participants are liable on any supply by the AGL Scheme Participants and the Alinta Scheme Participants under or in connection with this Deed Poll, without deduction or set-off of any other amount.



Deloitte

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

28 August 2006

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Investigating Accountant's Report on Pro forma Historical Financial Information

Introduction

Deloitte Touche Tohmatsu ("Deloitte") has been engaged by the Directors of The Australian Gas Light Company ("AGL or the Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Scheme Booklet to be dated on or around 28 August 2006, and to be issued by AGL in respect of its Recommended Proposal with Alinta Limited ("Alinta").

Expressions defined in the Scheme Booklet have the same meaning in this report unless otherwise provided.

Background

AGL and Alinta are parties to a Merger Implementation Agreement and a Transaction Implementation Deed which prescribe the actions that will be taken by AGL and Alinta to implement arrangements to merge their respective infrastructure businesses and whereby, at the completion of the arrangements:

- AGL's Energy Business will be wholly owned by existing AGL shareholders. It will consist of AGL's current energy assets together with a 33 per cent interest in Alinta's Western Australia retail and cogeneration business; and
- Alinta will be approximately 54 per cent owned by Alinta's current Shareholders and approximately 46 per cent owned by existing AGL Shareholders. In addition to its existing infrastructure assets, Alinta will own AGL's infrastructure assets and asset management business (Agility).

(the "Recommended Proposal").

Completion of the Recommended Proposal will result in two separate publicly listed entities.

Historical Financial Information

Deloitte has been requested to prepare a report covering the historical financial information described below and disclosed in the Scheme Booklet.

(a) AGL Historical Financial Information

The AGL Historical Financial Information, as set out in Section 2: Figure 2.1, Figure 2.2, Figure 2.3, Figure 2.5 and Figure 2.7 of the Scheme Booklet, comprises:

- The Pro forma Historical Income Statements and Pro forma Historical Cash Flow Information of AGL and its controlled entities for the years ended 30 June 2005 and 30 June 2006;
- The Pro forma Historical Balance Sheet of AGL and its controlled entities as at 30 June 2006; and
- The Pro forma adjustments as described in Section 2: Figure 2.1, Figure 2.3, Figure 2.5 and Figure 2.7 of the Scheme Booklet,

together, the "AGL Historical Financial Information".

(b) AGL Energy and AGL Infrastructure Assets Historical Financial Information

The AGL Energy and AGL Infrastructure Assets Historical Financial Information, as set out in Section 2: Figure 2.3, Figure 2.5 and Figure 2.7 of the Scheme Booklet, comprises:

- The AGL Energy and AGL Infrastructure Assets Historical Income Statements and Historical Cash Flow Information for the years ended 30 June 2005 and 30 June 2006;
- The AGL Energy and AGL Infrastructure Assets Historical Balance Sheets as at 30 June 2006; and
- The Pro forma adjustments described in Section 2: Figure 2.3, Figure 2.5 and Figure 2.7 of the Scheme Booklet,

together, the "AGL Energy and AGL Infrastructure Assets Historical Financial Information".

(c) Pro forma AGL Energy Historical Financial Information

The Pro forma AGL Energy Historical Financial Information, as set out in Section 2: Figure 2.4, Figure 2.6 and Figure 2.7 of the Scheme Booklet, comprises:

- The Pro forma AGL Energy Historical Income Statements and Historical Cash Flow Information for the years ended 30 June 2005 and 30 June 2006;

- The Pro forma AGL Energy Historical Balance Sheet as at 30 June 2006;
- Relevant notes to the Pro Forma AGL Energy Historical Financial Information; and
- The Pro forma adjustments described in Section 2: Figure 2.4, Figure 2.6 and Figure 2.7 of the Scheme Booklet,

together, the "Pro forma AGL Energy Historical Financial Information".

Together the "Pro forma Historical Financial Information".

The AGL Historical Financial Information has been derived from the audited financial statements of AGL and its controlled entities for the year ended 30 June 2005 and the financial statements for the year ended 30 June 2006, after reflecting the Pro forma adjustments detailed in Section 2: Figure 2.1, Figure 2.3, Figure 2.5 and Figure 2.7 of the Scheme Booklet.

The AGL Energy and AGL Infrastructure Assets Historical Financial Information is derived from the AGL Historical Financial Information, after reflecting the Pro forma adjustments detailed in Section 2: Figure 2.3, Figure 2.5 and Figure 2.7 of the Scheme Booklet.

The Pro forma AGL Energy Historical Financial Information is derived from the AGL Energy Historical Financial Information, after reflecting the Pro forma adjustments detailed in Section 2: Figure 2.4, Figure 2.6 and Figure 2.7 of the Scheme Booklet.

The financial statements of AGL and its controlled entities for the year ended 30 June 2005 were audited by Deloitte Touche Tohmatsu. The audit of the financial statements of AGL and its controlled entities for the year ended 30 June 2006 is substantially complete. Our audits of AGL and its controlled entities have been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial information is free from material misstatement. The audit opinion issued by Deloitte Touche Tohmatsu to the members of AGL relating to the financial statements for the year ended 30 June 2005 was unqualified.

The AGL Directors are responsible for the preparation and presentation of the Pro forma Historical Financial Information, including the determination of the pro forma adjustments.

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act 2001.



Scope

Review of the Pro forma Historical Financial Information

We have reviewed the Pro forma Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro forma Historical Financial Information set out in the Scheme Booklet, does not present fairly:

- The AGL Historical Financial Information;
- The AGL Energy and AGL Infrastructure Assets Historical Financial Information;
- The Pro forma AGL Energy Historical Financial Information; and
- The Pro forma adjustments described in the Scheme Booklet.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro forma Historical Financial Information;
- A review of work papers, accounting records and other documents;
- A review of the pro forma adjustments described in Section 2: Figure 2.1, Figure 2.3, Figure 2.4, Figure 2.5, Figure 2.6 and Figure 2.7 of the Scheme Booklet;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial statements for the year ended 30 June 2006; and
- Enquiry of the directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro Forma Historical Financial Information.

Review Statement

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information set out in the Scheme Booklet does not present fairly:

- The AGL Historical Financial Information;
- The AGL Energy and AGL Infrastructure Assets Historical Financial Information;

- The Pro forma AGL Energy Historical Financial Information; and
- The Pro forma adjustments described in Section 2: Figure 2.1, Figure 2.3, Figure 2.4, Figure 2.5, Figure 2.6 and Figure 2.7 of the Scheme Booklet,

in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the year ended 30 June 2006.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 30 June 2006, other than matters dealt with in this Report, would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu and Deloitte Corporate Finance Pty Limited do not have any interest in the outcome of the Recommended Proposal other than the preparation of this Report, the preparation of an Independent Review of Directors' Forecasts, provision of financial due diligence and other related services in relation to the Recommended Proposal, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Scheme Booklet in the form and context in which it is so included, but has not authorised the issue of the Scheme Booklet. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Scheme Booklet.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

Deloitte

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Note: This report consists of both a Financial Services Guide and an Independent Review of Directors' Forecasts

Part 1 - Financial Services Guide

28 August 2006

(a) What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

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(b) Information about us

We have been engaged by the Directors of The Australian Gas Light Company ("AGL") to give general financial product advice in the form of a report to be provided to you in connection with a booklet ("Scheme Booklet") to be issued by AGL in connection with a scheme of arrangement ("Scheme") in respect of the transaction between AGL and Alinta Limited ("Alinta") that has been recommended to shareholders of AGL ("the Recommended Proposal"). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

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Deloitte.

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
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PO Box N250
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Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

Part 2 – Independent Review of Directors' Forecasts

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

The Directors
AGL Energy Limited
72 Christie Street
St Leonards NSW 2065

28 August 2006

Dear Directors

INDEPENDENT REVIEW OF DIRECTORS' FORECASTS

Introduction

This report has been prepared at the request of the Directors of The Australian Gas Light Company (AGL) and AGL Energy Limited (AGL Energy) for inclusion in a booklet (the Scheme Booklet) to be issued by AGL in respect of its proposed scheme of arrangement (the Scheme) in connection with the transaction with Alinta Limited (Alinta) that has been recommended to AGL Shareholders (the Recommended Proposal).

Deloitte Corporate Finance Pty Limited is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

Expressions defined in the Scheme Booklet have the same meaning in this report, unless otherwise provided.

Scope of Report

A pro forma forecast income statement has been prepared for AGL Energy and its controlled entities for the year ending 30 June 2007 (the Pro Forma Financial Forecast), as presented in Section 2.6 of the Scheme Booklet. The Directors of AGL are solely responsible for the preparation and presentation of the Pro Forma Financial Forecast and the information contained therein, including the assumptions on which it is based.

We have reviewed the Pro Forma Financial Forecast together with the assumptions on which the Pro Forma Financial Forecast is based as set out in Section 2.9 of the Scheme Booklet in order to give a statement thereon to the Directors of AGL and AGL Energy.

Our review of the Pro Forma Financial Forecast has been conducted in accordance with AUS 902 "Review of Financial Reports". Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with the management and Directors of AGL of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Pro Forma Financial Forecast and the evaluation of accounting policies used in the Pro Forma Financial Forecast.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the AGL Directors' best estimate assumptions, as set out in Section 2.9 of the Scheme Booklet, do not provide reasonable grounds for the preparation of the Pro Forma Financial Forecast

ii) the Pro Forma Forecast is not properly compiled on the basis of the AGL Directors' best estimate assumptions, consistent with the accounting policies adopted and used by AGL in the preparation of the Pro Forma Financial Forecast as set out in Section 2.6 and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards

iii) the Pro Forma Financial Forecast is itself unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Pro Forma Financial Forecast, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Pro Forma Financial Forecast is based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Scheme Booklet and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Pro Forma Financial Forecast.

Pro Forma Financial Forecast

The Pro Forma Financial Forecast has been prepared by management and adopted by the Directors of AGL in order to provide a guide to the potential financial performance of AGL Energy for the year ending 30 June 2007. There is a considerable degree of subjective judgement involved in preparing forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of AGL or AGL Energy. The Pro Forma Financial Forecast has been prepared using assumptions summarised in Section 2.9 of the Scheme Booklet which are based on best estimate assumptions relating to future events that the Directors of AGL expect to occur and actions that the Directors of AGL expect management of AGL Energy to take.

As disclosed in Section 2.9 of the Scheme Booklet, the Pro forma Financial Forecast assumes that there are no movements in the market values of derivatives and no corresponding mark to market adjustments required to be included in the Pro Forma Financial Forecast as the Directors of AGL do not believe that they can be reliably estimated.

The sensitivity analysis set out in Section 2.10 of the Scheme Booklet demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable. AGL Shareholders should be aware of the material risks and uncertainties relating to an investment in AGL Energy, which are detailed in the Scheme Booklet, and the inherent uncertainty relating to the prospective financial information. Accordingly AGL Shareholders should have regard to the investment risks set out in Section 5 and the sensitivities set out in Section 2.10 of the Scheme Booklet.

Statement

Based on our review of the Pro Forma Financial Forecast, which is not an audit, and based on an investigation of the reasonableness of the AGL Directors' best estimate assumptions which give rise to the Pro Forma Financial Forecast, nothing has come to our attention which causes us to believe that:

i) the AGL Directors' best estimate assumptions, as set out in Section 2.9 of the Scheme Booklet, do not provide reasonable grounds for the preparation of the Pro Forma Financial Forecast

ii) the Pro Forma Financial Forecast is not properly compiled on the basis of the AGL Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by AGL in the preparation of the Pro Forma Financial Forecast as set out in Section 2.6 and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards

iii) the Pro Forma Financial Forecast is itself unreasonable.

Actual financial performance is likely to be different from the Pro Forma Financial Forecast since anticipated events frequently do not occur as expected and the variations may be material. In addition, the actual financial performance may include gains or losses arising from movements in the market values of derivatives. Accordingly, we express no opinion as to whether the Pro Forma Financial Forecast will be achieved.

We disclaim any responsibility for any reliance on this statement or on the Pro Forma Financial Forecast to which it relates for any other purpose than that for which it was prepared.

Independence

Deloitte Corporate Finance Pty Limited and Deloitte Touche Tohmatsu do not have any interest in the outcome of the Recommended Proposal other than the preparation of this report, the preparation of the Investigating Accountants' Report included in Annexure D to the Scheme Booklet and other related services in relation to the Recommended Proposal, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the auditor of AGL.

Yours faithfully

Johan Duivenvoorde
Director

ANNEXURE F
Independent Expert's Report

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

28 August 2006

The Directors
The Australian Gas Light Company
AGL Centre
72 Christie Street
St Leonards NSW 2065

Dear Directors

Proposed Transaction

1 Introduction

On 31 October 2005, The Australian Gas Light Company ("AGL") announced a proposal to separate its retail and wholesale energy business and its infrastructure and asset management business into two separately listed companies, AGL Energy Limited and AGL Infrastructure Limited (the "demerger proposal"). The demerger documentation was released on 13 February 2006.

On 21 February 2006, Alinta Limited ("Alinta"), an integrated energy company operating throughout Australia, announced that it had acquired 10% of AGL from institutional and professional investors and requested AGL enter into merger discussions based on suggested financial terms. Alinta continued to purchase shares on market at prices up to $19.45 per share and increased its shareholding in AGL to 19.9%.

AGL rejected Alinta's proposal on 13 March 2006 and announced its own proposal to merge with Alinta through an off-market scrip takeover offer based on the same exchange ratio proposed by Alinta (the "AGL Offer") and formally withdrew its demerger proposal. Alinta immediately rejected the AGL Offer and announced its own off-market scrip takeover offer for AGL based on the ratio previously proposed (the "Alinta Offer") which was also rejected by AGL.

Following several weeks of hostilities, AGL and Alinta announced on 26 April 2006 that they had reached an agreement to merge and restructure their respective businesses to create two separate listed companies ("the proposed transaction"):

- Alinta Limited ("New Alinta") which will focus on the ownership and management of energy infrastructure assets. New Alinta will combine the infrastructure and asset management businesses of Alinta and AGL and will be managed by the current Alinta management team. Alinta shareholders and AGL shareholders (other than Alinta) will own approximately 54% and 46% respectively of New Alinta; and
- AGL Energy Limited ("New AGL") which will focus on energy retailing, trading and generation (i.e. an integrated merchant energy business). New AGL will be managed by the current AGL management team. Existing AGL shareholders (other than Alinta) will own 100% of New AGL.

There will be no cross shareholdings between the companies.

The main elements of the proposed transaction are:

- New Alinta will acquire the infrastructure and asset management businesses of AGL (excluding its 50% interest in the PNG Australian Gas Pipeline) for $6.5 billion and assume related net debt of $3.104 billion;



- 78,904,997 of the 90,904,997 ordinary shares in AGL owned by Alinta (i.e. a 17.3% interest in AGL)[1] will effectively be cancelled at a price of $19.14 per share;
- approximately $970 million of Alinta's $1.2 billion external debt (being debt relating to its 19.9% shareholding in AGL) will be effectively assumed by New AGL;
- New AGL will subscribe for a 33% interest in a joint venture company to be known as AlintaAGL, which will own:
  - Alinta's retail gas and electricity business in Western Australia ("WA Retail"); and
  - Alinta's electricity cogeneration business ("Cogeneration")[2];

  The price for the 33% interest in AlintaAGL is $367 million. New AGL will be granted call options to acquire the remaining 67% of AlintaAGL over a five year period.

The net value of $2.489 billion to Alinta will be satisfied by issuing New Alinta shares (at a nominal price of $10.80) to AGL shareholders (other than Alinta) who will receive approximately 0.61[3] New Alinta shares for every AGL share held. AGL shareholders (other than Alinta) will hold shares equivalent to approximately 46%[4] of New Alinta and 100% of New AGL. Alinta shareholders will hold shares equivalent to approximately 54%[4] of New Alinta.

The proposed transaction is to be implemented by two interdependent schemes of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act"), one for AGL ("the AGL Scheme") and one for Alinta ("the Alinta Scheme"). There are a number of other detailed implementation steps (internal reorganisations, debt reorganisations, etc) which are set out in detail in the scheme booklets. Under Section 411, a scheme of arrangement must be approved by a majority in number (i.e. at least 50%) of each class of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast by members of that class on the resolution. Failure of either the AGL Scheme or the Alinta Scheme to be approved will result in the proposed transaction not proceeding. If approved by shareholders, each scheme of arrangement is then subject to approval by the court.

AGL and Alinta have jointly engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report for the shareholders of both companies setting out whether, in its opinion, the proposed transaction is:

- in the best interests of AGL shareholders; and
- in the best interests of Alinta shareholders.

A copy of the detailed report will accompany the Notices of Meeting and Explanatory Memorandums ("the scheme booklets") to be sent by AGL and Alinta to their respective shareholders. This letter contains a summary of Grant Samuel's opinion, focussing on the key issues relevant to AGL shareholders. A separate letter has been sent to the Alinta shareholders examining the proposed transaction from their perspective.

---

1 This differs to the proposed transaction announced on 26 April 2006 as 12 million of the shares Alinta holds in AGL are subject to options deeds with third parties (see Section 3.5 of this report). As a consequence, Alinta and AGL have agreed to a reduction in the number of shares to be effectively cancelled and a reduction in the Alinta debt to be effectively assumed by AGL. To the extent that the call options over the 12 million AGL shares are not exercised, the AGL shares subject of the unexercised options will be acquired by Goldman Sachs JB Were Pty Ltd and UBS AG, Australia Branch ("GSJBW/UBS") and the New AGL and New Alinta shares issued to GSJBW/UBS on implementation of the proposed transaction will be sold into the market.

2 Alinta Infrastructure Holdings has waived its rights of first refusal over Cogeneration.

3 Being 230,462,963 New Alinta shares (calculated based on a net merger value of $2.489 billion divided by $10.80) divided by 377,005,467 AGL shares (being AGL issued shares less 78,904,997 of the 90,904,997 AGL shares held by Alinta).

4 Calculated based on 274,517,121 Alinta ordinary shares on issue (including RePS which will be converted into ordinary shares on 31 August 2006 and an assumed level of participation in the dividend reinvestment plan for Alinta's interim dividend) prior to implementation. On a fully diluted basis (i.e. assuming all Alinta options are exercised), AGL shareholders will continue to hold shares equivalent to approximately 45% of New Alinta and Alinta shareholders will hold 55%.

2 Summary of Opinion

The proposed transaction resolves a situation which had the potential to reach a stalemate to the detriment of shareholders in both AGL and Alinta. It achieves the key strategic objectives that both companies had been seeking over the past few months.

For AGL shareholders, the proposed transaction is effectively a development of the demerger that was initially proposed in October 2005. Shareholders will end up with a share in each of two independent listed companies:

- an integrated energy retail/wholesale/generation/upstream gas business (New AGL) and
- an infrastructure owner and asset manager (New Alinta)

The main differences to the original demerger proposal are:

- New AGL will also own an interest (initially 33% but with the potential to go to 100%) in a Western Australian energy retailer and power generator (AlintaAGL);
- the infrastructure company will be a substantially larger business, combining the infrastructure assets and asset management businesses of both AGL and Alinta. However, AGL shareholders will own 46% of that larger company; and
- the infrastructure businesses will be managed by the current Alinta management and will have a different business model in which assets may be spun out over time into managed vehicles.

The demerger proposal offered a number of benefits to AGL shareholders including an enhanced ability to pursue growth opportunities, the ability to put in place more appropriate financial structures, potential for higher aggregate sharemarket valuation and greater flexibility for shareholders in managing their exposures.

The proposed transaction should also deliver these benefits together with a number of additional advantages which enhance the original demerger proposal:

- a more diversified infrastructure asset exposure and access to additional management expertise;
- greater sharemarket liqidity from increas ed scale of the infrastructure company;
- the potential for substantial synergies between the AGL and Alinta infrastructure businesses, in particular through the merger of Agility and Alinta's asset management businesses; and
- significant benefits through the ability to step up the tax cost basis of the AGL infrastructure assets.

From a financial perspective, AGL shareholders should enjoy an uplift in attributable earnings and dividends per share (i.e. attrib utable to their aggregate New AGL and New Alinta interests) compared to AGL on a standalone basis. Grant Samuel's pro forma analysis for 2006/07 shows a 17.8% increase in earnings per share and a 1.9% increase in dividends per share.

The transaction has a number of different components (effective sale of AGL Infrastructure, effective cancellation of Alinta's shares in AGL, issue of shares in New Alinta) each of which have value ramifications for AGL shareholders. Some aspects favour AGL shareholders. The sale price for AGL Infrastructure includes a significant element of synergy value and AGL shareholders will capture 46% of any additional benefits. Other aspects favour Alinta shareholders. In any event, the terms were negotiated at arm's length. Overall, the terms of the transaction strike a reasonable balance between the competing interests of the two groups of shareholders and the net outcome is, in Grant Samuel's opinion, fair.

As with virtually all merger transactions, there are costs, disadvantages and risks (for both groups of shareholders). For AGL sha reholders, the key issues are:

- **New AGL will be more highly geared than under the original demerger proposal with pro forma net debt of approximately $.3 billion an d has flagged that it may raise eqity if reqired to implement growth initiatives;**
- **the reduction in market capitalisation of New AGL to around $.8 billion (in comparison to AGL's $8.9 billion) may reduce liquidity and its attractiveness for some investors;**
- **New AGL may not ultimately acqi re all of AlintaAGL. In fact, New Alinta could end up with 100% of this business (albeit that AGL sh areholders will own 46% of New Alinta);**
- **the loss of the "Alinta" name if New AGL acquires 100% of AlintaAGL and the absence of legal restrictions on New Alinta reentering energy retailing and cogeneration in Western Australia;**
- **their exposure to the 50% interest in the pr oposed PNG Australian Gas Pipeline Project will increase by approximately 21% (from 82.7% to 100%);**
- **the Alinta business model (which may involve so me infrastructure assets owned by satellite entities but managed by Alinta) may not appeal to all AGL shareholders (and contrasts with that proposed under the demerger proposal);**
- **those shareholders who acqired their AGL sha res prior to 20 September 1985, will forfeit their "pre-CGT" status (although this is estimated to affect less than 5% of AGL's shareholders);**
- **the proposed transaction is being undertaken on a "public markets" basis (i.e. without the benefit of detailed due diligence) and limited warranties are being provided in relation to the AGL Infrastructure assets and AlintaAGL; and**
- **integration risk exists to the extent to which estimated merger synergies are not achieved or take longer to achieve or that issues during integration of the businesses may impact on the existing operations.**

These factors, while not inconsequential, do not outweigh the anticipated benefits.

In summary, Grant Samuel believes that AGL shareholders will be better off if the proposed transaction is implemented than if it is not. Accordingly, in Grant Samuel's opinion, the proposed transaction is in the best interests of AGL shareholders.

3 Key Conclusions

- **The proposed transaction involves a situation that had the potential to reach a stalemate to the detriment of shareholders in both AGL and Alinta.**

  AGL announced its demerger proposal on 31 October 2005. Following the release of the demerger scheme documentation, Alinta acquired a 19.9% stake in AGL (for cash) and put forward a proposal to merge the two companies by way of a scheme of arrangement. AGL rejected Alinta's proposal but it recognised the potential benefits of merging the operations of the two companies and put forward its own proposal of a takeover offer on the same financial terms (but with a different management regime). AGL announced its offer for Alinta on 13 March 2006. AGL's response then caused Alinta to put forward a formal takeover of AGL (on the same terms as its initial merger proposal).

  By late April 2006, both companies had takeover offers for each other on the table. However, it was apparent that there was a significant risk of a protracted battle for control but with the final result being a stalemate. The offers by both companies faced significant hurdles to success (on the terms offered) and there was a real likelihood that neither side would obtain control and complete the merger of the two businesses. The prospect of such an impasse is unlikely to be attractive to shareholders of either AGL or Alinta. Undoubtedly, a long, drawn out and hostile fight would have been to the detriment of both companies and their shareholders:

- the share prices of both companies would have remained "in limbo" with the uncertainty of the outcome having a negative effect on the ratings of both companies; and

- senior management is inevitably distracted by these types of transactions. There is less focus on the ongoing operational businesses and other important strategic initiatives can be left in abeyance.

Even if a "winner" did emerge eventually, the cost to the victor could be high. The price of success can see many of the synergy benefits "paid away" to the target company shareholders and there can be damage to the relations with the staff and management of the target business.

At the same time, AGL and Alinta were cognisant of the substantial synergy benefits available from a merger of the two businesses. Both companies also recognised the merits of demerging or separating the energy markets and the infrastructure and asset management businesses.

The proposed transaction announced on 26 April 2006 resolves this difficult situation on a basis where AGL and Alinta are each able to achieve virtually all of their original strategic objectives and both groups of shareholders will share in the benefit of the synergies from merging the operations. It brings hostilities to an end and will enable the two new companies to immediately get on with managing their respective businesses to realise their potential.

In considering the merits of the proposed transaction, shareholders should also be aware that if the proposed transaction is not approved, there is no stable status quo to which both companies can return. Alinta will be left with a shareholding in AGL of between 17.3% and 19.9% which is arguably not a sustainable long term position. The most likely outcome in this situation is that hostilities would resume (i.e. both companies will reactivate their takeovers for each other). Shareholders would return to the situation they faced before. A renewed and protracted battle with the possibility of a stalemate would once again be underway. The risks involved in such a scenario are unlikely to be acceptable for many shareholders of either company.

- **The proposed transaction enhances the strategic and other benefits of the original demerger.**

The proposed transaction is effectively a development of the demerger that was originally proposed in October 2005. If the proposed transaction is implemented, AGL shareholders will hold shares in two independent businesses:

- New AGL – an integrated energy markets business encompassing retail, wholesale and generation activities. New AGL comprises the businesses that would have formed AGL Energy together with a 33% interest (with the possibility of going to 100%) in AlintaAGL, the major gas retailer in Western Australia. AlintaAGL will also own significant electricity cogeneration assets located at Alcoa aluminium refineries that underpin its entry into electricity retailing; and

- New Alinta – an infrastructure owner and asset manager. New Alinta combines the infrastructure management businesses of Alinta and AGL Infrastructure and will have a national footprint of gas and electricity distribution assets as well as a variety of other gas transmission and power generation interests.

This outcome is substantially the same outcome that could have resulted from the proposed demerger, the main differences being that:

- New AGL will own an interest in AlintaAGL;

- while New AGL is primarily an energy markets business, it will retain the 50% interest in the PNG Australian Gas Pipeline (at least until it is substantially more developed);

- the infrastructure company (New Alinta) will be a substantially larger business than AGL Infrastructure Limited (e.g. New Alinta will have 2006 EBITDA (excluding equity accounted profits) of $650 million compared to AGL Infrastructure's 2006 EBITDA (excluding equity accounted profits) of $400 million). AGL shareholders will hold 46% of New Alinta compared to 100% of AGL Infrastructure Limited:

- the infrastructure company (New Alinta) will, at least for five years, have an exposure to the AlintaAGL retail and generation business;
- the infrastructure investment will be run by a different management team (Alinta management); and
- New Alinta will have a different business model to AGL Infrastructure in so far as it may spin out some of its infrastructure assets into more passive satellite vehicles which are separately listed and owned.

The rationale for demerger was the view that energy markets businesses and infrastructure businesses had quite different risk/return profiles. The demerger offered a number of benefits to AGL shareholders:

- the ability to develop more appropriate and flexible financial structures consistent with the operational and financial characteristics of each business. The energy markets business (retail, wholesale, generation) is a more volatile business that places some constraints on the ability to utilise high levels of debt. In contrast, an infrastructure ownership business with its inherently more stable cash flows can bear a much higher level of gearing. The "integrated" model of AGL constrained gearing;
- enhanced ability to pursue growth opportunities in infrastructure because of:
  - a lower cost of capital and greater ability to take on debt;
  - more focus by the market on cash flow based metrics (EBITDA or distribution yield); and
  - more attractive scrip (as a "pure play") to existing investors in other infrastructure assets;
- potential for higher aggregate sharemarket valuations compared to AGL standalone because of the way in which the market tends to apply different valuation metrics to the different businesses;
- the potential for improved performance through increased board and management focus;
- flexibility for shareholders in managing their exposure. The demerger gave investors the choice of investing in a higher risk energy business and a lower risk infrastructure business in whatever proportions they wished (and the ability to change that over time); and
- enhanced takeover potential. AGL's size and mix of businesses created some impediments to takeover.

The proposed transaction preserves and reinforces virtually all of these benefits and in a number of significant respects enhances the original demerger proposal:

- New AGL will, if the options in relation to AlintaAGL are exercised, have a wholly owned national footprint of retail and generation activities in gas and electricity. Further, the Western Australian market has:
  - evidenced strong growth in recent years and this is expected to continue; and
  - an attractive market structure in terms of the competitive landscape;
- the larger size of New Alinta offers a number of benefits to AGL shareholders:
  - a substantially greater market capitalisation (expected to be over $5 billion) leading to a higher position in key ASX indices (e.g. S&P/ASX 50) and to greater market liquidity;
  - a more diversified asset exposure, in particular in terms of geographic mix, operational risk and regulatory arrangements; and
  - a stronger platform for pursuing new growth opportunities, be they bolt-on acquisitions, new sectors (e.g. water) or new markets (e.g. overseas jurisdictions);
- access to additional management expertise (the Alinta management team); and
- the scope to capture substantial synergies through merging operations. Both AGL and Alinta have identified the potential to achieve material cost savings, particularly through merging Alinta's asset management businesses and AGL's Agility business.

- **The merging of the two businesses is expected to give rise to substantial cost savings and other synergy benefits.**

  Both companies have identified the potential for substantial cost savings and other synergy benefits arising from merging the two businesses. The key areas are as follows:

  - AGL has previously identified cost savings in Agility in the order of $15-20 million per annum, largely as a result of initiatives to redesign business processes and rationalise operations. Alinta has identified a further $34-39 million per annum in savings in Agility resulting from merging its network services business with Agility (primarily from redundancies). These savings are estimated to emerge by 2009;
  - the reduction of AGL corporate overheads. Alinta has identified annual savings in corporate overheads on the acquisition of AGL Infrastructure of $6 million per annum by 2009, primarily in relation to redundancies, head office operational improvements and the removal of duplicated costs; and
  - benefits from the ability of any acquirer of AGL's gas and electricity networks to write up the tax cost basis to reflect the full purchase price paid by the acquirer. The increased cost basis is then eligible to be depreciated for tax purposes, giving rise to substantial tax savings for the acquirer (relative to the tax currently paid by AGL). As at 30 June 2006, the tax carrying value of AGL Infrastructure's wholly owned gas and electricity networks (i.e. excluding the 50% interest in ActewAGL Distribution's networks) was approximately $1.3 billion. Accordingly, there is substantial scope for New Alinta to increase the cost basis for tax purposes.

  Alinta proposes to undertake a detailed operational review following implementation of the proposed transaction to make a final assessment of the available level of cost savings and synergies. As Alinta has developed a track record of at least achieving its initial estimates, there may be scope for cost savings and synergy benefits in excess of those currently identified.

- **The proposed transaction should result in an increase in attributable earnings and dividends.**

  While New AGL's earnings are substantially lower than AGL stand alone (as the infrastructure business is effectively demerged), there is an overall increase in pro forma earnings per share attributable to AGL shareholders following the proposed transaction with regard to their aggregate interests in New AGL and New Alinta:

AGL Shareholders – Pro Forma Impact on Earnings per Share

	Year end 30 June		
	2005 actual	2006 actual	2007 forecast
AGL (no transaction)[5]	81.1¢	94.7¢	96.5¢
Earnings per share attributable to AGL shareholders			
New AGL[6]		66.9¢	77.6¢
New Alinta[7]		31.8¢	36.1¢
Total		98.7¢	113.7¢
Increase/(decrease)		*4.2%*	*17.8%*

Note: New Alinta forecast earnings per share are for the equivalent 31 December end as set out in the Alinta Scheme Booklet.

There is also a small increase in pro forma dividends per shares attributable to AGL shareholders:

---

[5] Historical earnings per share from AGL Scheme Booklet and 2006/07 forecast earnings for AGL (no transaction) from AGL Target's Statement.

[6] Assumes that the proposed transaction is implemented on 25 October 2006. 2006/07 forecast earnings per share for New AGL from AGL Scheme Booklet.

[7] Assumes that the proposed transaction is implemented on 1 January 2006. New Alinta basic earnings per share (excluding significant items) of 52.0 cents and 59.0 cents for years ending 31 December 2006 and 31 December 2007 respectively multiplied by the exchange ratio of approximately 0.6117.



AGL Shareholders – Pro Forma Impact on Forecast Dividends			
	Year end 30 June		
	2005 actual	2006 actual	2007 forecast
AGL (no transaction)	63.0¢	67.5¢	79.5¢
Dividends attributable to AGL shareholders			
New AGL[8]		40.1¢	50.4¢
New Alinta[9]		28.1¢	30.6¢
Total		68.2¢	81.0¢
Increase/(decrease)		*1.0%*	*1.9%*

Note: New Alinta forecast dividends per share are for the equivalent 31 December year end as set out in the Alinta Scheme Booklet.

- ***The transaction has a number of components which can be evaluated individually.* Overall, the value exchange is, on balance, fair between the parties.**

The proposed transaction involves a number of components each of which can be individually evaluated. However, the analysis should not focus on valuation differences or anomalies in individual components. Rather the evaluation should focus on the net outcome.

The components of the transaction are as follows:

Proposed Transaction – Net Consideration	
Component	**Attributed Value ($ millions)**
Effective sale of AGL Infrastructure (excluding PNG Australian Gas Pipeline)	6,500
Net debt relating to AGL Infrastructure assumed by New Alinta	(3,104)
Effective cancellation of 78,904,997 AGL shares owned by Alinta	(1,510)
Alinta debt assumed by New AGL	970
Acquisition of 33% interest in AlintaAGL	(367)
Net consideration (i.e. value of New Alinta scrip to be issued to AGL shareholders at notional $10.80 per share)	**2,489**

In Grant Samuel's opinion, the value exchanges between AGL and Alinta are, on balance, fair as between the parties. There are, of course, some elements which slightly favour one or other of the groups of shareholders:

- the value attributed to AGL Infrastructure of $6.5 billion include a significant element of synergies which will be generated by the merger of the two businesses. Grant Samuel's estimate of the standalone value of AGL Infrastructure is $5.6-6.1 billion compared to the sale price of $6.5 billion. At the same time, AGL shareholders are receiving scrip representing 46% of the merged company issued. To this extent, AGL shareholders are advantaged. Put alternatively, AGL shareholders capture 100% of the synergies (up to $6.5 billion) and 46% of any additional benefits; and
- the effective cancellation price for the 17.3% interest in AGL of $19.14 per share and the price of $10.80 for the shares in New Alinta issued to AGL shareholders disadvantage AGL shareholders to the extent that they exceed the market price and favour AGL shareholders to the extent that they are below the market price of the shares.

These two factors may offset each other to some extent and Grant Samuel does not believe any net advantage or disadvantage is material to AGL shareholders in the context of the overall transaction.

[8] Assumes that the proposed transaction is implemented on 25 October 2006. Calculated based on a 60% payout ratio in 2005/06 and a 61% payout ratio in 2006/07. Dividends per share for 2006/07 based on 377 million shares outstanding (i.e. after the effective cancellation of 78,904,977 (17.3%) shares in AGL) at the time of payment of the dividend.

[9] Assumes the proposed transaction is implemented on 1 January 2006. Dividends per share of 46.0 cents and 50.0 cents for years ending 31 December 2006 and 31 December 2007 respectively multiplied by the exchange ratio of approximately 0.6117.

- **The value attributed to AGL Infrastructure exceeds Grant Samuel's estimate of its standalone value.**

The value of $6.5 billion attributed to AGL Infrastructure under the terms of the proposed transaction represents the following overall multiples of pro forma forecast earnings (excluding any synergies from merging the business with Alinta's operations):

AGL Infrastructure – Implied Earnings Multiples[10]		
Parameter	Year end 30 June	
	2006 actual	2007 forecast
Pro forma EBITDA (adjusted)[11]	13.0	12.6
Pro forma EBIT	18.4	18.1

The EBITDA multiples are high compared to listed peer group entities. Entities focussed on gas transmission trade at high forecast EBITDA multiples of around 11.5-13.0 (except for Alinta Infrastructure Holdings Limited which is at almost 15 times). EBITDA multiples for distribution based businesses are substantially lower but it must be recognised that most of these entities are predominantly involved in electricity distribution which has much higher capital intensity (i.e. capital expenditure as a proportion of EBITDA). Hence forecast EBITDA multiples are lower (at around 9-10 times except for Envestra at around 12 times but is a gas distribution (and transmission) business). Alinta itself is trading around 10-11 times forecast EBITDA but this is a blended multiple of its various businesses (including retailing).

Other factors that are relevant to a consideration of the implied multiples include the following:

- the AGL infrastructure assets are substantial, high quality assets that warrant a premium multiple;
- the AGL infrastructure business includes an asset management business (Agility) which has a stronger growth profile than regulated infrastructure assets and could justify a higher multiple than for businesses that are passive asset owners. On the other hand, the AGL infrastructure business also includes riskier assets such as Gas Valpo;
- the AGL infrastructure business includes an electricity distribution business (approximately 20% of EBITDA) and such businesses trade at lower multiples than gas distribution businesses; and
- the AGL infrastructure business on a standalone basis has a lower relative tax cost basis than any of its peers (approximately 35-40% of the market value of the assets). Other things being equal this would suggest a lower multiple than peer group companies.

Having regard to these issues, Grant Samuel believes the multiples implied by the $6.5 billion price exceed the multiples that would apply to AGL Infrastructure if it was floated as a standalone entity and therefore include an element of the synergy benefits.

Grant Samuel has also undertaken a "sum of the parts" valuation of the AGL Infrastructure assets. The value analysis has been undertaken on two bases:

- on a standalone basis – the value at which, under current market conditions, shares in the business could be expected to trade on the sharemarket (i.e. at a discount to the underlying value of the business as a whole) ("Standalone Value"); and

[10] The implied earnings multiples decline marginally if APT is excluded form the analysis (i.e. both the value attributed to APT and AGL Infrastructure's 30% share of APT's net profit after tax are excluded from the analysis).

[11] Historical and forecast multiples based on EBITDA and EBIT of AGL Infrastructure including equity accounted profits. This differs from the presentation set out in Section 5.2.7 of the detailed report. The financial information for AGL Infrastructure shows distributions from ActewAGL Distribution (i.e. a share of EBIT). Accordingly, for the purposes of these calculations, EBITDA has been adjusted to incorporate AGL Infrastructure's share of ActewAGL Distribution's EBITDA rather than distributions (i.e. adjusting for depreciation and amortisation).

 

- on a full control basis – the value appropriate for the business as a whole reflecting the value of synergies available to potential acquirers ("Full Control Value"). In this case it includes the value of all synergies available to Alinta that have been identified and quantified. To this extent the value includes benefits that may be specific to Alinta and therefore may exceed the value that could be realised from any other potential acquirer. The value is in excess of the level at which, under current market conditions, shares in the business could be expected to trade on the sharemarket.

The Standalone Value represents the value AGL shareholders could have expected to realise through a demerger whereas the Full Control Value represents the value that could be expected to be realised if the business was sold to a third party.

In estimating the value of AGL Infrastructure, Grant Samuel has generally had regard to both:

- multiples of earnings, primarily EBITDA and EBIT; and
- discounted cash flow analysis.

In addition, for the electricity and gas networks some weight has been given to RAB multiples[12].

The price of $6.5 billion exceeds the value of AGL Infrastructure on a standalone basis but is within the value range on a full control basis:

AGL Infrastructure – Value Summary ($ millions)					
	Report Section	Standalone Value		Full Control Value	
		Low	High	Low	High
Gas and Electricity Networks (including ActewAGL Distribution)	7.3.1	3,900	4,200	4,250	4,600
Agility	7.3.2	1,000	1,100	1,300	1,400
Cawse Cogeneration Facility	7.3.3	35	35	35	35
Wattle Point Wind Farm	7.3.4	187	187	187	187
Gas Valpo	7.3.5	150	180	150	180
APT	7.3.6	353	370	353	370
Head office savings	7.3.7	-	-	55	55
Total AGL Infrastructure		**5,625**	**6,072**	**6,330**	**6,827**

- **The price of $19.14 at which 78,904,997 of Alinta's shares in AGL will effectively be cancelled has generally been above the market price.**

  78,904,997 of the 90,904,997 ordinary shares in AGL held by Alinta are to effectively be cancelled for a value of $1.51 billion based on the net cost to Alinta of $19.14 per share (i.e. $19.45 per share acquisition cost less the $0.31 dividend per share paid by AGL).

  The effective cancellation price has generally been above the trading range of AGL shares since January 2006:

[12] Represents enterprise value (i.e. business value before debt) divided by RAB. RAB means regulated asset base and is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs.


AGL -Daily Share Price
(anuary 2006 -18 August 2006)
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
Price
Effective cancellation price $19.14
Transaction
announced
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Source: IRESS and Grant Samuel analysis

The volume weighted average share price for AGL in the period from announcement of the proposed transaction to 18 August 2006 was $18.46 and from 1 May 2006 to 18 August 2006 was $18.65. Trading in excess of $19.00 per share has been primarily associated with Alinta's acquisition of the 19.9% interest and market reaction to the announcement of the proposed transaction. However, in late July 2006 the AGL share price increased to around $19.00 following positive earning guidance for 2005/06. At the same time Alinta shares have traded down suggesting that both share prices may have been, in part, influenced by institutional and hedge fund portfolio re-weighting. AGL shares hit an intraday high of $19.80 on 14 August 2006 and closed on 18 August 2006 at $19.46.

Prima facie, AGL shareholders are disadvantaged by this component of the transaction to the extent that the effective cancellation price is "above market". In this regard, it should be noted that:

- the AGL share price declined from over $19.14 immediately following the announcement of the proposed transaction to around $18.00 pre mid July 2006. Some of this decline is undoubtedly attributable to the weakness in global equity markets experienced in May and June 2006. Nevertheless, it is also arguable that at least part of the weakness in the AGL share price during this period was a result of a lack of investor and analyst interest in the company due to the uncertainty surrounding the transaction and the lack of detailed information that has been available to the market (up until the release of AGL's 2005/06 results). Until late July very few analysts have published anything other than brief update reports. In effect, the stock had been "in limbo";
- if the current market value of AGL of $19.00-19.50 is adjusted for the sale of the AGL infrastructure business, the value implied for the remaining businesses of AGL is approximately $5.6-5.8 billion. Attributing no value to the proposed PNG Australian Gas Pipeline or AGL's portfolio of electricity generation development projects, this value represents multiples of 9.8-10.2 times forecast 2006/07 EBIT and 7.6-7.8 times forecast EBITDA for New AGL. These multiples are not demanding for a business such as New AGL when compared to its peers which are all trading at more than 11 times forecast EBIT and would suggest some upside potential from the $19.00-19.50 level particularly in view of the potential cost savings from the business re-engineering process underway and the value of the development portfolio; and
- a 17.3% interest is a strategic shareholding (which would attract a premium if there was another bidder to whom Alinta was prepared to sell). It is not unreasonable to attribute a premium (albeit modest) to such a shareholding.

On this basis, it can be argued that the effective cancellation price of $19.14 is not unreasonable and not above the fair market value of the parcel. In any event, the quantum of the premium paid or discount received by AGL is small in the context of the scale of the overall transaction.

- **The price paid for the 33% interest in AlintaAGL is appropriate.**

  New AGL will acquire a 33% interest in AlintaAGL for $367 million (equivalent to $1.112 billion for 100%). This value implies multiples of forecast earnings for the year ending 31 December 2007 of 12.6 times EBITDA and 14.2 times EBIT. The implied multiples are high compared to those for listed companies in energy retailing and generation and transaction multiples provide limited guidance. Nevertheless, in Grant Samuel's view, the implied earnings multiples are appropriate having regard to the strategic value of the AlintaAGL business:

  - AlintaAGL is the incumbent gas retailer in Western Australia with more than 540,000 customer accounts, a 100% share of the residential market and an estimated 90% share of the commercial and industrial segment in the areas it services;
  - the Western Australian energy market has:
    - evidenced strong growth in recent years and this is expected to continue; and
    - has an attractive market structure in terms of the competitive landscape;
  - AlintaAGL successfully moved into electricity retailing in July 2005 (underpinned by its cogeneration business) and full retail contestability in the Western Australian residential electricity market (not due before 2010) represents a significant growth opportunity;
  - there is substantial embedded growth out to 2009 for AlintaAGL as a consequence of the commissioning of cogeneration facilities currently under construction or committed; and
  - the potential for AlintaAGL to develop further cogeneration units.

  It has been agreed by the parties that all transactions in relation to AlintaAGL are to be based on a pro rata share of the full underlying value of AlintaAGL. Therefore, AGL shareholders would pay a price that exceeds the amount that would otherwise be paid for a 33% minority interest (and to that extent Alinta shareholders are advantaged). However, this is appropriate as the terms of the call options ensure that New AGL will not pay in excess of full underlying control value for the remaining interest in AlintaAGL, despite the change in control.

  Further, in the scheme of the overall transaction the value attributed to the 33% interest in AlintaAGL is not material (it represents a little over 5% of the value attributed to the infrastructure assets).

- **New Alinta shares are to be issued at $0.80.**

  The shares in New Alinta to be issued to AGL shareholders will be issued at a price of $10.80. This price was slightly below the Alinta share price at the time of the announcement of the proposed transaction and is generally consistent with the trading range of Alinta shares since September 2005:


Alinta Share Price
(January 2005 -18 August 2006)
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
Price
AIH spin out announced
Transaction announced
$10.80 notional price
Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06

Source: IRESS

In recent times the Alinta share price has generally been below $10.80. The shares closed at $10.79 on 18 August 2006 and have consistently traded at less than $10.80 since the market downturn at the beginning of May 2006 with a distinct decline during late July 2006. Nonetheless, Grant Samuel believes that $10.80 is a "fair" issue price from the perspective of AGL shareholders:

- the volume weighted average price for Alinta since July 2006 is within 4% of the notional issue price which is within the normal boundaries of market price fluctuations that occur over time in any stock;
- the issue price of $10.80 is consistent with longer run volume weighted averages prices for Alinta shares; and
- as with AGL, there is an argument that the share trading in Alinta has been "in limbo" and may continue to be so until such time as further information becomes available to the market (e.g. through the scheme booklets) and the transaction is close to being implemented.

- **The AlintaAGL arrangements create benefits and risks for AGL shareholders.**

New AGL and New Alinta will initially own 33% and 67% respectively of AlintaAGL. New AGL will hold call options to acquire the remaining 67% over a five year period. The AlintaAGL arrangements create both benefits and risks for AGL shareholders:

- the call options provide New AGL:
  - with a basis for expansion in the strongly growing Western Australian retail energy market;
  - the opportunity to assess the economics of the AlintaAGL business prior to investing further; and
  - with the opportunity to create a wholly owned national footprint of retail and generation activities in gas and electricity (assuming it exercises the call options and it penetrates the Queensland market).

  However:

  - New AGL may not ultimately acquire all of AlintaAGL (in fact New Alinta may reclaim 100%) and New AGL may not be able to establish a national footprint through other means; and
  - if New AGL acquires 100% of AlintaAGL:
    - there is a risk that New Alinta could re-enter the energy retailing or cogeneration

businesses; and

- the loss of the "Alinta" brand name is an operational risk (see below);

- although the pre agreed pricing for the first call option gives certainty to part of the pricing equation, pricing risk remains as energy retailing is a volatile activity and earnings could fluctuate substantially. Market valuation parameters could also move over the period. Notwithstanding these pricing risks:
  - the price risk may not be material in the context of the size of New AGL and New Alinta;
  - New AGL's level of influence over AlintaAGL will increase with exercise of the first call option; and
  - New AGL can choose not to exercise the first call option and retain the opportunity to acquire 100% of AlintaAGL via the second call option.

  The exercise price for the second call option is based on a "russian roulette" provision (i.e. if New AGL does not exercise its option based on the price proposed by New Alinta then New Alinta must pay the equivalent price for New AGL's existing interest). This approach provides protection for AGL shareholders in that an excessive price is unlikely to be proposed by New Alinta and therefore a reasonable, market supportable price should ensue for 100% control of AlintaAGL;

- should New AGL acquire 100% of AlintaAGL then one year later the licence to use the "Alinta" brand name will terminate. To the extent that the "Alinta" brand name is an important factor in the success of WA Retail's position in the Western Australian market, the loss of the brand is a risk for New AGL. However:
  - it is not certain how critical the "Alinta" brand will be for AlintaAGL's market position at that time;
  - AGL will be able to consider the issues involved in rebranding prior to exercise of the option; and
  - twelve months appears to be a reasonable length of time in which to achieve rebranding, particularly as the "AGL" brand will have been associated with the business for five years and, as an incumbent energy retailer in a concentrated market (with a dominant market share), rebranding should be less fraught than in other situations.

- **There are no material adverse taxation conseqences.**

The proposed transaction has no material tax consequences for the existing or new companies or the vast majority of shareholders.

AGL shareholders who are Australian residents for tax purposes and who hold the shares on capital account:

- who acquired their AGL shares on or after 20 September 1985 should be eligible for CGT scrip-for-scrip rollover relief to defer the CGT consequences of the proposed transaction;
- who acquired their AGL shares prior to 20 September 1985 will forfeit their pre-CGT status and their new shares in New AGL and New Alinta will be subject to CGT from implementation date (although AGL has estimated that this will affect less than 5% of shareholders); and
- who sell New AGL shares within 12 months of implementation date will not be eligible for the 50% CGT discount.

Further details on the taxation consequences of the proposed transaction for Australian resident shareholders are set out in the AGL Scheme Booklet. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

- **There are a number of other risks, disadvantages and costs for AGL shareholders which are not inconseqential.**

  As with virtually all merger transactions, there are costs, disadvantages and risks (for both groups of shareholders). For AGL shareholders, the key issues are:

  - New AGL will be more highly geared than under the original demerger proposal with pro forma net debt of approximately $1.3 billion and gearing ratio of 28.5% (although more lowly geared than AGL standalone) and will have a fairly ambitious capital expenditure program (particularly on new generation assets). A downgrading of its credit rating could affect New AGL's business operations (e.g. for trading energy derivatives). New AGL has flagged that it may raise equity if required following the proposed transaction to fund its growth program (possibly in multiple forms including by reintroduction of a dividend reinvestment plan and hybrid securities raisings);
  - the effective cancellation of the 78,904,997 shares (17.3%) and the increased debt reduces the market capitalisation of New AGL to around $4.8 billion (in comparison to AGL's $8.9 billion). The reduced size of New AGL may potentially reduce liquidity and decrease its attractiveness for some investors. However, it will be a substantial company in its own right (S&P/ASX50) and will regain the relatively open and diverse (albeit not highly liquid) share register of AGL. On the other hand, AGL shareholders will hold 46% of New Alinta which will be substantially larger than Alinta today;
  - the exposure of AGL shareholders to the 50% interest in the proposed PNG Australian Gas Pipeline will increase by approximately 21% (collectively from 82.7% to 100%). The PNG Australian Gas Pipeline is a very large greenfields project with the attendant risks that entails. However, AGL shareholders should note:
    - they are already substantially exposed to this project;
    - the project is expected to deliver a range of operational and other business benefits for New AGL;
    - a significant proportion of the capital cost will be funded by non-recourse project finance; and
    - New AGL does not intend to hold a significant interest on a long term basis.
  - the Alinta business model whereby infrastructure assets may be spun out into satellite entities with management of the assets retained contractually by Alinta may not appeal to all AGL shareholders. This business model contrasts with the "integrated" energy utility model of AGL and the internal management model that underpinned AGL's original demerger proposal. While the external model has its critics (e.g. fee levels, ability to manage, etc.), AGL shareholders should note that, as shareholders in New Alinta, they will be shareholders in the "head" company not in a satellite entity subject to the management fees;
  - the exercise of either of the put options over Gas Valpo or Wattle Point Wind Farm by New Alinta would double the exposure of AGL shareholders to these assets, collectively from 46% to 100% (although it should be noted that currently (i.e. prior to the proposed transaction) AGL shareholders have an 82.7% exposure to these assets) and places additional pressure on gearing (although New AGL has indicated that, in relation to Wattle Point Wind Farm, it would seek to enter into similar arrangements to those entered into with New Alinta with a third party). However, AGL shareholders already have a substantial exposure to these assets and both assets will fit within New AGL's operational and management expertise;
  - the loss of the benefits of diversification inherent in AGL's current mix of businesses (although this can be achieved by choosing to continue to hold New AGL and New Alinta shares);
  - the loss of synergy benefits derived from being part of the larger AGL group. However, such benefits were limited and primarily related to scale benefits in dealing with third parties. AGL shareholders will lose these benefits to some degree in relation to the activities of New AGL and maintain (and possibly improve) these benefits as a result of the size and scale of New Alinta;
  - the divestment of any units in APT (including the 30% interest acquired from AGL and Alinta's recent on market purchases) and, unless otherwise notified, certain Agility contracts as a consequence of court enforceable undertakings agreed with the Australian Competition &

Consumer Commission has implications for the future financial performance of New Alinta (of which AGL shareholders will collectively own 46%). However, the undertakings are not expected to impact the level of cost savings forecast to emerge from combining the asset management businesses under the proposed transaction (of which AGL shareholders capture 100% of the savings up to $6.5 billion and 46% of any additional benefits). In addition, as the assets to be divested are forecast to contribute around 5% of pro forma 2007 operating profit (excluding any allowance for the APT units acquired on market since 16 August 2006) the impact on New Alinta's future performance is unlikely to be material (particularly as future growth opportunities arise);

- the proposed transaction is being undertaken on a "public markets" basis (i.e. without the benefit of detailed due diligence being undertaken by each company on the other). This creates risks for AGL shareholders in that:
  - New AGL is acquiring 33% interest in AlintaAGL for $367 million; and
  - they are effectively acquiring a 46% interest in New Alinta.

  However:
  - Alinta is subject to the continuous disclosure regime (i.e. any matter which has the potential to have a material impact on market value should already be known to the market); and
  - certain legal or commercial arrangements between the parties have been put in place to mitigate (at least for a period of time) risks associated with implementation of the transaction. However, they offer only limited protection; and
- any merger of two businesses faces integration risks (including the potential for "culture clashes", management and business restructures) which may affect the ability to extract the expected synergies or adversely impact the existing business operations. Further, any estimate of merger synergies is inherently uncertain. On the other hand, Alinta considers its estimate of merger synergies ($60 million per annum by 2009 or $55 million in present value terms) to be realistic and has built a track record of successfully integrating businesses and extracting synergy benefits.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual AGL shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. AGL shareholders should read the scheme booklet issued by AGL in relation to the proposed transaction.

Approval or rejection of the proposed transaction is a matter for individual shareholders, based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take should consult their own professional adviser.

Any decision to continue to hold shares in New AGL or New Alinta is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMEL &ASSOCIATES PTYLIMITED

Grant Samuel & Associates


Alinta


AGL

Financial Services Guide
and
Independent Expert's Report

Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)

28 August 2006

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity (or Entities). In respect of this Report, Grant Samuel has been engaged by both The Australian Gas Light Company ("AGL") and Alinta Limited ("Alinta") in relation to the proposed transaction. The Report will be provided to shareholders of both AGL and Alinta. Grant Samuel will receive a fixed fee of $450,000 plus reimbursement of 50% of out-of-pocket expenses from each of AGL and Alinta for the preparation of this Report (as stated in Section 8.3 of the Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entities in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of this Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AGL or Alinta that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed transaction. Grant Samuel advises that:

- *Grant Samuel commenced work on an independent valuation of AGL in April 2006 in relation to the Alinta Offer. The assignment was not completed and was terminated following the announcement of the proposed transaction on 26 April 2006;*
- *Grant Samuel prepared an independent expert's report dated 13 February 2006 in relation to AGL's demerger proposal;*
- *Grant Samuel was appointed by AGL in March 2001 to prepare an independent expert's report in relation to a transaction which did not proceed and therefore the report was not completed;*
- *Grant Samuel Debt Structuring & Advisory Pty Limited, a related company of Grant Samuel, has been engaged by certain Papua New Guinea provincial governments to provide advisory services in relation to the PNG Upstream Gas Project;*
- *Grant Samuel was retained by APT in 2004 to prepare certain valuations for tax consolidation purposes;*
- *over the last five years Grant Samuel & Associates Limited, a New Zealand related company of Grant Samuel, has prepared independent reports in relation to NGC, a former subsidiary of AGL; and*
- *three Grant Samuel executives holds small parcels of shares in AGL (in aggregate represents less than 7,000 shares) and one Grant Samuel group executive holds a parcel of less than 1,000 shares in Alinta.*

Grant Samuel had no part in the formulation of the proposed transaction. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $450,000 from each of AGL and Alinta for the preparation of this report. These fees are not contingent on the outcome of the proposed transaction. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed as to 50% by each of AGL and Alinta. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985



Table of Contents

Appendices

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1 Terms of the Proposed Transaction

Background

The Australian Gas Light Company ("AGL") operates throughout the energy sector value chain, primarily in Australia. It is a top 50 Australian Stock Exchange ("ASX") listed company with a current market capitalisation of approximately $8.9 billion. AGL owns 30% of ASX listed Australian Pipeline Trust ("APT") and provides management services to APT. On 31 October 2005, AGL announced a proposal to separate its retail and wholesale energy business and its infrastructure and asset management business into two separately listed companies, AGL Energy Limited and AGL Infrastructure Limited (the "demerger proposal"). The demerger documentation was released on 13 February 2006.

Alinta Limited ("Alinta") is an integrated energy company operating throughout Australia. It is a top 100 ASX listed company with a current market capitalisation of approximately $2.8 billion. Alinta's operations encompass energy marketing and retailing (primarily in Western Australia), ownership of interests in energy infrastructure assets and the management and operation of energy infrastructure assets and associated businesses. Alinta owns 20% of ASX listed Alinta Infrastructure Holdings ("AIH") and provides management services to AIH.

On 21 February 2006, Alinta announced that it had acquired 10% of AGL from institutional and professional investors for $19.45 cash per share and requested AGL enter into merger discussions based on suggested financial terms. Alinta continued to purchase shares on market at prices up to $19.45 per share and increased its shareholding in AGL to 19.9%. Preliminary discussions in relation to a protocol for merger discussions were held between the companies. AGL rejected Alinta's proposal on 13 March 2006 and announced its own proposal to merge with Alinta through an off-market scrip takeover offer based on the same exchange ratio proposed by Alinta (the "AGL Offer") and formally withdrew its demerger proposal. Alinta immediately rejected the AGL Offer.

Alinta subsequently announced its own off-market scrip takeover offer for AGL based on the ratio previously proposed (the "Alinta Offer") which was also rejected by AGL. During the following weeks there were proceedings with the Takeovers Panel but both Bidder's Statements were served.

On 26 April 2006, AGL and Alinta announced that they had reached an agreement to merge and restructure their respective businesses to create two separate listed companies ("the proposed transaction"):

- Alinta Limited ("New Alinta") which will focus on the ownership and management of energy infrastructure assets. New Alinta will combine the infrastructure and asset management businesses of Alinta and AGL and will be managed by the current Alinta management team. Alinta shareholders and AGL shareholders (other than Alinta) will own approximately 54% and 46% respectively of New Alinta; and
- AGL Energy Limited ("New AGL") which will focus on energy retailing, trading and generation (i.e. an integrated merchant energy business). New AGL will be managed by the current AGL management team. Existing AGL shareholders (other than Alinta) will own 100% of New AGL.

There will be no cross shareholdings between the companies.

A binding Heads of Agreement was executed on 26 April 2006 and, on 1 June 2006, AGL and Alinta signed a detailed Merger Implementation Agreement (the "Merger Implementation Agreement") (with additional required agreements signed on 22 June 2006).

Overview of the Transaction

The transaction will be implemented by two interdependent schemes of arrangement under which Alinta and AGL shareholders transfer their interests into a subsidiary of a new holding company (which becomes New Alinta). AGL shareholders will also receive rights to shares in New AGL which will own the relevant energy businesses and be spun out of New Alinta. There are a number of other detailed implementation steps (internal reorganisations, debt reorganisations, etc) which are set out in detail in the respective scheme booklets.

 

However, in simple terms, the economic substance of the proposed transaction is:

- New Alinta will acquire the infrastructure and asset management businesses of AGL (excluding its 50% interest in the proposed PNG Australian Gas Pipeline) for $6.5 billion and assume related net debt of $3.104 billion. The businesses New Alinta will acquire include:
  - a gas network in New South Wales, an electricity network in Victoria and 50% of ActewAGL Distribution Partnership (the distribution component of ActewAGL, the multi-utility joint venture with the government of the Australian Capital Territory ("ACT"));
  - the Agility infrastructure management and services business ("Agility");
  - the Wattle Point Wind Farm in South Australia and the Cawse Cogeneration facility in Western Australia;
  - Gas Valpo, a regional gas distribution and retailing business in Chile; and
  - a 30% interest in APT;
- 78,904,997 of the 90,904,997 ordinary shares in AGL owned by Alinta (i.e. a 17.3% interest in AGL)[1] will effectively be cancelled at a price of $19.14 per share ($1.51 billion in total), equivalent to Alinta's purchase price of $19.45 less the interim dividend of $0.31 paid by AGL in March 2006;
- approximately $970 million of Alinta's $1.2 billion external debt (being debt relating to its 19.9% shareholding in AGL) will effectively be assumed by New AGL;
- New AGL will subscribe for a 33% interest in a joint venture company to be known as AlintaAGL, which will own:
  - Alinta's retail gas and electricity business in Western Australia ("WA Retail"); and
  - Alinta's electricity cogeneration business ("Cogeneration") including plants (existing, under construction and planned) at the Pinjarra and Wagerup alumina refineries owned by Alcoa of Australia Limited ("Alcoa") and future rights Alinta has to continue to develop cogeneration facilities on these sites[2]; and

  The purchase price for the 33% interest in AlintaAGL is $367 million. New AGL will be granted call options to acquire the remaining 67% of AlintaAGL over a five year period (see Section 5.3).

The net value of $2.489 billion to Alinta will be satisfied by issuing New Alinta shares (at a nominal price of $10.80) to AGL shareholders (other than Alinta) who will receive approximately 0.61[3] New Alinta shares for every AGL share held. AGL shareholders (other than Alinta) will hold shares equivalent to approximately 46%[4] of New Alinta and 100% of New AGL. Alinta shareholders will hold shares equivalent to approximately 54%[4] of New Alinta.

---

[1] This differs to the proposed transaction announced on 26 April 2006 as 12 million of the shares Alinta holds in AGL are subject to options deeds with third parties (see Section 3.5 of this report). As a consequence, Alinta and AGL have agreed to a reduction in the number of shares to be effectively cancelled and a reduction in the Alinta debt to be effectively assumed by AGL. To the extent that the call options over the 12 million AGL shares are not exercised, the AGL shares subject of the unexercised options will be acquired by Goldman Sachs JB Were Pty Ltd and UBS AG, Australia Branch ("GSJBW/UBS") and the New AGL and New Alinta shares issued to GSJBW/UBS on implementation of the proposed transaction will be sold into the market.

[2] AIH has waived its rights of first refusal over Cogeneration.

[3] Being 230,462,963 New Alinta shares (calculated based on a net merger value of $2.489 billion divided by $10.80) divided by 377,005,467 AGL shares (being AGL issued shares less 78,904,997 of the 90,904,997 AGL shares held by Alinta). The number of shares to be issued by Alinta will change by the amount by which the net merger value increases as a consequence of the amount of dividend reinvested by AGL under the APT dividend reinvestment plan in the period prior to completion of the proposed transaction.

[4] Calculated based on 274,517,121 Alinta ordinary shares on issue (including Alinta RePS which will be converted into ordinary shares on 31 August 2006 and an assumed level of participation in the dividend reinvestment plan for Alinta's interim dividend) prior to implementation. On a fully diluted basis (i.e. assuming all Alinta options are exercised), AGL shareholders will hold shares equivalent to approximately 45% of New Alinta and Alinta shareholders will hold 55%.

The effect of the proposed transaction can be depicted graphically as follows:


Current Ownership Structure
Public Shareholders
Public Shareholders
80.1%
100%
19.9%
AGL
Alinta
• AGL Energy
• AGL Infrastructure (including PNG Australian Gas Pipeline)
• Energy Markets:
- WA Retail
- Wholesale Energy
- Wesfarmers LPG
- Cogeneration
• Asset Ownership:
- AlintaGas Networks
- Energy Investments3
• Asset Management Services


Proposed Ownership Structure4
Former AGL Public Shareholders
Former Alinta Public Shareholders
46%
100%
54%
New AGL
New Alinta
• AGL Energy
• PNG Australian Gas Pipeline
33%1
AlintaAGL
67%1
• WA Retail
• Cogeneration
• Asset Ownership:
- AGL Infrastructure2
- AlintaGas Networks
- Energy Investments3
• Energy Markets
- Wholesale Energy
- Wesfarmers LPG
• Asset Management Services

Notes:
(1) AGL will also hold two call options to acquire the remaining 67% of AlintaAGL over five years.
(2) Excluding the proposed PNG Australian Gas Pipeline.
(3) Including interests in AJH, United Energy Distribution, Multinet Gas, Dampier Bunbury Natural Gas Pipeline and APT.
(4) To the extent that the call options over the 12 million AGL shares are not exercised, the AGL shares subject of the unexercised options will be acquired by GSJBW/UBS and the New AGL and New Alinta shares issued to GSJBW/UBS on implementation of the proposed transaction will be sold into the market.

Other Elements of the Transaction

Other elements of the proposed transaction include:

- AGL shareholders (including Alinta) will retain their entitlement to the AGL final dividend for the year ending 30 June 2006 (36.5 cents per share payable on 25 September 2006) plus a dividend for the period from 1 July 2006 to implementation (anticipated to take place in October 2006) which will be calculated by pro rating AGL's forecast dividend of 79.5 cents per share for the year ended 30 June 2007;

- Alinta shareholders will retain their entitlement to the Alinta interim dividend for the six months to 30 June 2006 (23.0 cents per share payable on 29 September 2006) plus a dividend for the period from 1 July 2006 to implementation which will be calculated by pro rating Alinta's forecast dividend for the year ended 31 December 2006;
- Alinta reset preference shares ("RePS") are to be converted into Alinta shares on 31 August 2006 in accordance with Alinta's entitlement to do so under the terms of issue (see Section 4.5). As a consequence, holders of RePS will participate in the proposed transaction as ordinary shareholders;
- Alinta options are to effectively be cancelled in exchange for New Alinta options on substantially the same terms and value;
- the New Alinta board will consist of a minimum seven directors of whom at least three at implementation date must be acceptable to both Alinta and AGL. It is currently intended that the New Alinta board would comprise the seven current directors of Alinta. In addition, Bob Browning will be the Chief Executive Officer;
- the New AGL board will consist of five of the seven current AGL independent directors. In addition, Paul Anthony will be the Chief Executive Officer and Managing Director;
- AlintaAGL will be governed by the operation of a Shareholders' Agreement (see Section 5.3.3). In summary, the board will comprise two New Alinta representatives and one New AGL representative for the first three years following implementation. After this period, board representation will be proportionate to ownership interests. Existing Alinta management will operate AlintaAGL with a finance manager appointed by New AGL;
- New AGL and New Alinta will grant royalty free licences to AlintaAGL to use the "AGL" and "Alinta" brand names respectively for a period which expires one year after AlintaAGL becomes 100% owned by either New AGL or New Alinta;
- New AGL will grant New Alinta put options such that New Alinta can:
  - within twelve months of implementation sell back Gas Valpo; and/or
  - within six months of implementation sell back the Wattle Point Wind Farm,

  to New AGL at the same price as these assets were acquired by Alinta;
- New Alinta must not dispose of, or grant any right in, any AGL infrastructure asset within one year after implementation. This restriction does not apply:
  - to the disposal of Gas Valpo;
  - to the disposal of AGL infrastructure assets to AIH which have a value of less than $1.2 billion in the period commencing six months after implementation (provided AIH has consented to the transfer of Cogeneration to AlintaAGL); or
  - if New Alinta shareholders approve the disposal.

  If, within twelve months of implementation, New Alinta proposes to sell the APT units acquired, New AGL will have a first right of refusal to acquire the units at a cash price which is the higher of $4.34 per unit (the price at which the units were acquired by Alinta) and the ten day volume weighted average price of APT units following New Alinta's notice of proposed sale;
- if Alinta is required by a regulatory authority to dispose of or not acquire any of the AGL Infrastructure assets then arrangements have been agreed to deal with the relevant assets[5];

[5] On 3 August 2006 the Australian Competition & Consumer Commission ("the ACCC") announced its decision not to oppose the proposed transaction after accepting court enforceable undertakings from Alinta in relation to the divestment of units held in APT and, subject to the ACCC's final views, management and operational services provided by Agility to the Moomba to Sydney Pipeline and the Parmelia Gas Pipeline (refer Section 6.6.4). Over the period from 16 August 2006 to 22 August 2006 Alinta acquired 28.6 million units in APT (approximately 10.25%) on market at prices up to $5.00 per share (total cost of $142.9 million). On 21 August 2006 APT made an application to the Takeovers Panel for a declaration of unacceptable circumstances against Alinta in relation to its recent purchases of units. On 22 August 2006 the Takeovers Panel made interim orders preventing Alinta from acquiring, disposing or otherwise dealing with APT units. Further, in accordance with the undertakings made to the ACCC, New Alinta is required to divest any interest in APT (including the 30% interest to be acquired from AGL and the recent acquisitions) by an agreed date.

- AGL and Alinta have agreed to:
  - no shop/no talk provisions. Subject to directors' fiduciary obligations, neither party can facilitate, solicit or encourage or enter into discussions in relation to competing transactions. In consideration, AGL and Alinta have agreed to a break fee of $45 million payable by either party if certain events occur (refer to the scheme booklets for details); and
  - a standstill agreement for 24 months after implementation. That is, neither party will, without the other party's prior approval, acquire or sell (or agree to acquire or sell) any security, derivative, instrument or property of the other party, solicit proxies or otherwise seek to influence or control the management on policies of the other party or assist any other person to any of those things. This standstill provision ceases to apply in relation to New AGL or New Alinta if a third party announces a proposal to acquire all of the issued shares of the other;
- shareholders with registered addresses outside of Australia and its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom or the United States of America ("ineligible overseas shareholders"), will not be entitled to receive New AGL or New Alinta shares. Ineligible overseas shareholders will receive the net proceeds of the sale of the shares to which they would otherwise be entitled; and
- to the extent that the call options over 12 million of Alinta's 90,904,997 shares in AGL are:
  - exercised then the optionholders will pay Alinta cash equal to $19.10 per AGL share (i.e. a maximum of $229.2 million) and will participate in the proposed transaction; or
  - not exercised then the AGL shares subject of the unexercised options will be acquired by GSJBW/UBS (after the transaction dividend record date but prior to the AGL Scheme record date) for $19.14 per share (i.e. to a maximum of $229.68 million). GSJBW/UBS will participate in the proposed transaction and be issued shares in New AGL (to a maximum of 12 million New AGL shares) and shares in New Alinta (to a maximum of 7.336 million New Alinta shares). GSJBW/UBS will then sell these shares into the market.

Conditions Precedent

In addition to AGL and Alinta shareholder approval and the approval of the schemes of arrangement by the Federal Court of Australia, the proposed transaction is subject to a number of conditions precedent (as set out in the Merger Implementation Agreement) including:

- relevant taxation rulings are obtained;
- no regulatory intervention;
- no material adverse change in AGL Infrastructure or Alinta;
- no material acquisition or disposal in relation to AGL Infrastructure without Alinta's prior written consent or by Alinta without AGL's prior written consent; and
- consent of all relevant material third parties.

In addition, the proposed transaction has a sunset date of 31 December 2006 (or any such later date as agreed between the parties).

Existing Takeovers

Notwithstanding the announcement of the proposed transaction and the execution of the Merger Implementation Agreement, the takeover processes for the Alinta Offer and the AGL Offer remain on foot. Accordingly, the Bidder's and Target's Statements for both offers have been issued to shareholders. The AGL Offer and the Alinta Offer have both been extended to 31 October 2006. These offers can continue to be extended until the schemes of arrangement are approved by the court (expected to be in October 2006).

2 Scope of the Report

2.1 Purpose of the Report

The proposed transaction is to be implemented by way of two interdependent schemes of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act"), one for AGL ("the AGL Scheme") and one for Alinta ("the Alinta Scheme").

Under Section 411, a scheme of arrangement must be approved by a majority in number (i.e. at least 50%) of each class of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast by members of that class on the resolution. Specifically:

- two classes of AGL shareholders are each being asked to approve a resolution under Section 411 to implement the AGL Scheme. The first class comprises all AGL shareholders other than Alinta. The second class comprises Alinta. Both classes of AGL shareholders must approve the AGL Scheme by the required majority for the AGL Scheme to be approved; and
- Alinta shareholders (as a single class) are being asked to approve a resolution under Section 411 to implement the Alinta Scheme.

Failure for either the AGL Scheme or the Alinta Scheme to be approved will result in the proposed transaction not proceeding. If approved by shareholders, each scheme of arrangement is then subject to approval by the court.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert's report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the directors of both AGL and Alinta have jointly engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report for the shareholders of both companies setting out whether, in its opinion, the proposed transaction is:

- in the best interests of AGL shareholders; and
- in the best interests of Alinta shareholders.

A copy of this report will accompany the Notices of Meeting and Explanatory Memorandums ("the scheme booklets") to be sent by AGL and Alinta to their respective shareholders.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. AGL shareholders should read the scheme booklet issued by AGL ("the AGL Scheme Booklet") and Alinta shareholders should read the scheme booklet issued by Alinta ("the Alinta Scheme Booklet") in relation to the proposed transaction.

Approval or rejection of the proposed transaction is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the proposed transaction should consult their own professional adviser.

Any decision to continue to hold shares in New AGL or New Alinta is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.



2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission ("ASIC")) issued Policy Statement 75 which established certain guidelines in respect of independent expert's reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the proposed transaction is to assess the overall impact on the shareholders of AGL and Alinta and to form a judgement as to whether the expected benefits outweigh any disadvantages and risks that might result for shareholders of each company.

In forming its opinion as to whether the proposed transaction is in the best interests of AGL shareholders and Alinta shareholders, Grant Samuel has considered the following:

- the impact on business operations if the proposed transaction proceeds;
- the appropriateness of the values attributed to the various elements of the proposed transaction;
- the effect on earnings and dividends attributable to the shareholders of each company;
- the effect of the transaction on the financial position of each company;
- any other advantages and benefits arising from the proposed transaction; and
- the costs, disadvantages and risks of the proposed transaction.

2.3 Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the AGL Scheme Booklet and the Alinta Scheme Booklet (including earlier drafts);
- AGL's Demerger Booklet dated 13 February 2006, AGL's Bidder's Statement dated 24 April 2006 in relation to the takeover offer for Alinta and AGL's Target's Statement dated 8 May 2006 in relation to the takeover offer by Alinta (the "AGL Target's Statement");
- Alinta's Bidder's Statement dated 24 March 2006, the Supplementary and Replacement Bidder's Statements dated 31 March 2006 and the Second Supplementary Bidder's Statement dated 18 May 2006 in relation to the takeover offer for AGL (the "Alinta Bidder's Statement") and Alinta's Target's Statement dated 20 June 2006 in relation to the takeover offer by AGL;
- annual reports of AGL for the five years ended 30 June 2005;
- preliminary final report of AGL for the year ended 30 June 2006;
- annual reports of Alinta for the six years ended 31 December 2005;
- half yearly report of Alinta for the six months ended 30 June 2006;
- press releases, public announcements, media and analyst presentation material and other public filings by AGL and Alinta including information available on their websites;

- brokers' reports and recent press articles on AGL, Alinta and the energy and infrastructure sectors; and
- sharemarket data and related information on Australian and selected international listed companies engaged in the energy and infrastructure sectors.

Non Public Information provided by AGL

- financial models, internal forecast and accountant's review reports on AGL Infrastructure;
- board papers and other internal briefing papers relating to the proposed transaction; and
- other confidential documents, presentations and working papers.

Non Public Information provided by Alinta

- management accounts for Alinta and internal financial forecast models for AlintaAGL; and
- other confidential documents, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of AGL and Alinta and their respective advisers.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by AGL and its advisers and Alinta and its advisers. AGL and Alinta are responsible for this information (but only in relation to their own information) in accordance with the Important Notice/Important Information sections of the respective scheme booklets. Grant Samuel has considered and relied upon this information. AGL and Alinta have each represented in writing to Grant Samuel that to their knowledge the information provided by them was materially complete and accurate and not misleading in any material respect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the proposed transaction is in the best interests of AGL shareholders and Alinta shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion:

- "due diligence" on AGL or Alinta is the responsibility of the respective companies and their boards and management and is beyond the scope of an independent expert. In this context, AGL and Alinta have advised Grant Samuel that they have agreed to undertake the transaction on a "public markets" basis and that they are not undertaking due diligence on each other;
- while confidential information has been provided by both AGL and Alinta (which has been relied on for the purposes of this report), Grant Samuel is not in a position nor is it practicable to undertake its own "due diligence" investigation of the type undertaken by accountants, lawyers or other advisers; and

- it has relied on the contents of the public reports (specifically the opinions expressed therein) such as:
  - the Investigating Accountant's Report prepared by Deloitte Touche Tohmatsu ("Deloitte") and the Review of Directors' Forecasts prepared by Deloitte Corporate Finance Pty Limited ("Deloitte Corporate Finance") on financial information for AGL and New AGL; and
  - the Investigating Accountant's Report prepared by PricewaterhouseCoopers Securities Limited ("PwC Securities") on financial information for Alinta and New Alinta.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of AGL or Alinta. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The financial information provided to Grant Samuel included:

- the pro forma historical financial performance for the years ended 30 June 2005 and 30 June 2006 for AGL (the "AGL Historicals") including the pro forma historical financial performance for AGL Infrastructure;
- the pro forma financial position as at 30 June 2006 for AGL (the "AGL Financial Position") including the pro forma financial position of AGL Infrastructure;
- the pro forma forecast financial performance for AGL for the year ending 30 June 2007 (the "AGL Forecast") as set out in the AGL Target's Statement which was prepared by AGL management and adopted by the directors of AGL including the forecast financial performance for AGL Infrastructure;
- forecasts and longer term projections for AGL's infrastructure assets prepared by AGL management for internal purposes (collectively the "AGL Projections");
- the pro forma historical financial performance for New AGL for the years ended 30 June 2005 and 30 June 2006 (the "New AGL Historicals");
- the pro forma forecast financial performance for New AGL for the year ending 30 June 2007 assuming that the proposed transaction was implemented on 25 October 2006 (the "New AGL Forecast");
- the pro forma financial position of New AGL as at 30 June 2006 (the "New AGL Financial Position");
- the pro forma historical financial performance for the year ended 31 December 2005 for Alinta (the "Alinta Historicals");
- the pro forma financial position as at 30 June 2006 for Alinta (the "Alinta Financial Position");
- the pro forma forecast financial performance for Alinta for the years ending 31 December 2006 and 31 December 2007 (the "Alinta Forecast") prepared by Alinta management and adopted by the directors of Alinta;
- the pro forma forecast financial performance for New Alinta for the years ending 31 December 2006 and 2007 assuming that the proposed transaction was implemented on 1 January 2006 including forecast financial performance for AGL Infrastructure (the "New Alinta Forecast");



- the pro forma financial position of New Alinta as at 30 June 2006 including the pro forma financial position of AGL Infrastructure (the "New Alinta Financial Position"); and
- pro forma forecasts and projections for AlintaAGL prepared by Alinta management for internal purposes (collectively the "AlintaAGL Projections").

AGL and Alinta are responsible for this financial information (but only in relation to their own information) in accordance with the Important Notice/Important Information sections of the respective scheme booklets.

The AGL Historicals, the AGL Financial Position, the New AGL Historicals and the New AGL Financial Position were reviewed by Deloitte and its Investigating Accountant's Report is set out in Annexure D to the AGL Scheme Booklet. The AGL Forecast was reviewed by Deloitte Corporate Finance and its Review of Directors' Financial Forecasts is set out in Annexure B to the AGL Target's Statement. The New AGL Forecast was reviewed by Deloitte Corporate Finance and its Review of Director's Financial Forecasts is set out in Annexure E to the AGL Scheme Booklet.

The Alinta Historicals, the Alinta Financial Position, the Alinta Forecast, the New Alinta Forecast and the New Alinta Financial Position were reviewed by PwC Securities and its Investigating Accountant's Report is set out in Annexure C to the Alinta Scheme Booklet.

Grant Samuel has used and relied on this financial information for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, the AGL, New AGL, Alinta and New Alinta financial information (including the forecasts) has been subject to review by Deloitte, Deloitte Corporate Finance and PwC Securities as stated above (the relevant opinions are set out in letters annexed to the respective scheme booklets). On the basis of these opinions, Grant Samuel considers that there are reasonable grounds to believe that the financial information (including the forecasts) has been prepared on a reasonable basis.

Grant Samuel has no reason to believe that the financial information reflects any material bias, either positive or negative. However, the achievability of the AGL Forecast, the New AGL Forecast, the Alinta Forecast and the New Alinta Forecast is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

AGL and Alinta are responsible for the AGL Projections and AlintaAGL Projections respectively. Grant Samuel has utilised the AGL Projections and AlintaAGL Projections for the purposes of its analysis but has not relied on these projections as a basis of its opinion.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the scheme booklets sent by AGL and Alinta to their shareholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the proposed transaction will be implemented in accordance with its terms; and
- the legal mechanisms to implement the proposed transaction are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of AGL

3.1 Background

AGL was established in 1837 by an Act of Council of the colony of New South Wales and pioneered gas production and distribution in Australia. It was listed on the Sydney Stock Exchange (a predecessor to the ASX) in 1871.

Following legislative restructuring of the New South Wales gas industry in December 1985, AGL became a more widely based energy company through both acquisition and organic growth. In the early 1990's, AGL expanded its activities in Australia and offshore, principally in New Zealand. In late 1999, AGL adopted a strategy of development, management and investment in energy generation and distribution assets without necessarily owning 100% of these assets. This strategy resulted in the spin-off of its gas transmission pipeline assets in June 2000 through APT in which it retained a 30% interest.

For over 160 years, AGL was governed by a series of Acts, by-laws and other regulations which included amongst other unusual features, a 5% shareholding limit and a scaled voting regime. In October 2002, legislative reform was undertaken by the New South Wales Government by which AGL was converted into a body corporate registered under the Corporations Act.

3.2 Operations

AGL is a major energy company operating throughout the energy sector value chain primarily in Australia. It is a top 50 ASX listed company and had a market capitalisation of approximately $8.3 billion prior to Alinta's acquisition of a 19.9% interest in February 2006. AGL's operations encompass:

- energy generation and production;
- the marketing and retailing of energy;
- ownership of energy transmission and distribution assets; and
- servicing of energy and utility infrastructure.

Under the demerger proposal, AGL was to be split into two companies, AGL Energy Limited and AGL Infrastructure Limited. While the demerger is not proceeding, AGL is being run along these operational lines:


AGL Operating Structure
AGL
Energy Markets (AGL Energy)
Infrastructure (AGL Infrastructure)
Generation/Supply
Retail
Asset Ownership
Services
Electricity
Gas Fired Power Stations
Loy Yang Power (32.5%)
Renewable Power Generation
Wholesale Electricity
NSW, VIC, SA, QLD
ActewAGL Retail (50%)
VIC Electricity Network
ActewAGL Distribution (50%)
Contracted Generation (Wattle Point/Cawse)
Agility
Gas
Sydney Gas JV (50%)
PNG Upstream Gas Project (10%)
Moranbah Gas Project (50%)
HC Extractions
Wholesale Gas
NSW, VIC, SA, QLD
ActewAGL Retail (50%)
Elgas (50%)
NSW Gas Network
ActewAGL Distribution (50%)
Gas Valpo (Chile)
Australian Pipeline Trust (30%)
PNG Australian Gas Pipeline (50%)
Agility
Water
Agility

A detailed description of AGL's energy markets business is set out in the AGL Scheme Booklet and summarised below. A detailed description of AGL's infrastructure business is set out in the AGL Target's Statement and is summarised in Section 3.7.

(i) Energy Markets

AGL Energy has operations predominantly in eastern Australia encompassing energy generation and production assets and the marketing and retailing of energy. It operates a full service energy model and has the largest retail customer base in the Australian energy sector. AGL Energy has approximately 1,800 employees.

AGL Energy's businesses and interests are described below:

- **Retail Energy:** AGL Energy sells and markets gas and electricity in New South Wales, Victoria and South Australia and electricity in Queensland. It has approximately 2.8 million mass market (residential and small business commercial customer) energy accounts, including more than one million dual fuel (i.e. gas and electricity) accounts. Retail Energy also supplies gas, electricity and specialised energy related services to large energy customers, typically commercial and industrial businesses. Retail Energy's core business is complemented by a range of energy related services.

  AGL Energy also has the following interests in energy marketing:

  - **ActewAGL Retail:** a 50% interest in the retail energy business of ActewAGL, a gas and electricity distribution and retail joint venture with the government of the ACT. ActewAGL Retail is the leading energy retailer in the ACT supplying approximately 153,000 electricity customer accounts and 107,000 natural gas customer accounts; and
  - **Elgas:** a 50% interest in Elgas, the largest distributor and marketer of liquified petroleum gas ("LPG") in Australia supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customer accounts throughout regional Australia.

- **Wholesale Energy:** AGL Energy's wholesale energy activities are:

  - **Wholesale Electricity:** purchases and generates the electricity and related products sold by Retail Energy. AGL Energy contracts with external parties, predominantly generators, with a view to reducing the price risk associated with retailing electricity to customers; and
  - **Wholesale Gas:** purchases and manages gas, transportation and storage services for AGL Energy's retail and wholesale customers. AGL Energy has a diversified portfolio of long term gas supply and transportation contracts, together with load management contracts with a range of producers across several Australian gas producing basins.

- **Electricity Generation:** AGL Energy has a diverse power generation portfolio including base, peaking and intermediate generation spread across traditional (gas and coal) generation as well as renewable sources (hydro, landfill gas and biogas):

  - **Gas-fired electricity generation plants:** AGL Energy owns two gas-fired power stations, Somerton (150MW) in Victoria and Hallett (180MW) in South Australia, which are used to mitigate volatility in electricity spot prices during periods of peak demand. AGL also owns gas fired cogeneration facilities at Adelaide, South Australia (servicing the Cooper Brewery) and a similar facility with Symex Holdings Limited at Port Melbourne, Victoria;
  - **Coal-fired electricity generation:** AGL Energy owns a 32.5% interest in a joint venture company which owns the Loy Yang A coal fired power station and adjacent coal mine in the Latrobe Valley, Victoria. The power station with a capacity of 2,120MW is the largest base load electricity generator in Victoria supplying about 25% of that state's power requirements;
  - **Renewable electricity generation:** AGL owns 11 hydro electricity generation stations in New South Wales and Victoria and six landfill gas or bio-gas facilities in New South Wales, Victoria, Tasmania and Western Australia. The hydro electricity assets were

acquired as part of the acquisition of Southern Hydro in November 2005 and extended AGL's generation capacity by over 70% as well as significantly diversifying its generation mix and reducing the risk of supply disruption due to plant failure. The hydro stations provide fast start up capabilities and have a total capacity of 645MW.

- **Upstream Gas Production:** AGL Energy's direct interests in upstream gas production assets are:
  - **Sydney Gas Joint Venture:** a 50% interest in a joint venture with Sydney Gas Limited ("Sydney Gas") which owns the Camden coal seam methane gas project and other projects (exploration licences) located across the Sydney Basin. AGL is the operator of the Camden project. AGL will pay an additional amount to Sydney Gas if Camden gas project reserves achieve certain threshold levels by December 2008 and has also entered into a 10 year gas sale agreement with the joint venture;
  - **PNG Upstream Gas Project:** a 10% interest in the PNG Upstream Gas Project. The project is being developed by ExxonMobil Corporation (as operator of the joint venture) and involves the marketing, production and processing of natural gas and liquids from reserves in the Southern Highlands of Papua New Guinea. The PNG Upstream Gas Project sanction decision is scheduled to take place before the end of 2006; and
  - **Moranbah Gas Project**: a 50% interest in the Moranbah Gas Project. The project produces coal seam methane in Queensland and is forecast to produce about 16PJ in 2006 (approximately 12% of the Queensland gas market).
- **HC Extractions:** a producer of LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in New South Wales. HC Extractions produces approximately 35,000 tonnes of LPG per annum.

In recent years AGL Energy has diversified and expanded its electricity generation capacity (e.g. Southern Hydro) and its interests in upstream gas production (e.g. PNG Upstream Gas Project and Moranbah Gas Project). Expansion of its electricity generation capacity should reduce the average electricity price paid and provide a level of natural hedging against wholesale electricity price volatility for its retail electricity business. The acquisition of upstream gas interests is expected to assist AGL Energy to meet significant further gas demand.

In this context, AGL Energy currently has a significant portfolio of electricity generation and upstream production growth initiatives. Electricity generation initiatives publicly announced include plans to:

- develop gas-fired power stations near Townsville, Queensland and south of Campbelltown, New South Wales;
- add a new 130MW power station (Bogong) to the Kiewa hydro scheme (due for completion in 2009);
- a 12MW upgrade of the existing West Kiewa power station (due for completion in 2007/08);
- install additional gas turbines to increase capacity by at least 250MW at Hallett, South Australia;
- investigate an upgrade to the existing 325MW gas-fired Mica Creek Power Station at Mount Isa, Queensland;
- build a 95MW wind farm at Hallett, South Australia (currently in progress); and
- develop three wind farms with a total capacity of 454MW in Victoria and South Australia.

The total capital expenditure on these projects if they all proceed is expected to be over $2 billion.

AGL Energy has identified cost savings totalling $50-60 million per annum to be achieved through a business model simplification project. This program is anticipated to be implemented over a 2-3 year period and is now in the detailed planning stages in conjunction with consultants, systems integrators and software providers. The costs associated with this project are estimated to be $80-100 million.

(ii) ***Infrastructure***

AGL Infrastructure has operations throughout Australia encompassing:

- ownership and development of energy distribution and transmission assets;
- contracted generation assets; and
- energy infrastructure management and services.

AGL Infrastructure is the owner and operator of two regulated energy distribution networks, the operator and 50% owner of the ActewAGL gas network, the owner of an asset management and services company (Agility) with a growing third party customer portfolio and an owner of a portfolio of investments in regulated or contracted infrastructure assets. It has approximately 1,800 employees.

Under the proposed transaction Alinta is to acquire AGL Infrastructure excluding its interest in the proposed PNG Australian Gas Pipeline. A more detailed description of the AGL Infrastructure businesses and interests to be acquired by Alinta is set out in Section 3.7 of this report.

AGL Energy will retain AGL Infrastructure's 50% interest in the consortium to build, own and operate the Australian segment of the proposed PNG Australian Gas Pipeline ("PNG Australian Gas Pipeline"). Its consortium partner is the Malaysian national energy company Petroliam Nasional Berhad ("Petronas"). The PNG Australian Gas Pipeline is a proposed 3,800 km network of pipelines (including 650 km of sub sea pipeline) from the Papua New Guinea/Australian border to Gladstone, Queensland and to Gove, Northern Territory. The project is in the front end engineering and design ("FEED") phase. During August 2006 it was decided, in the absence of committed foundation customer loads, to scale back the FEED process to focus on confirming land access, pipeline licensing, environmental permits and native title and delay work in relation to construction and equipment aspects of the project. The total capital cost of the project is in the order of $3.5-4.0 billion, a significant element of which would be funded by project finance. APT holds a first right to purchase an interest of at least 10% in the PNG Australian Gas Pipeline from AGL. AGL has an obligation to offer at least 20% and if APT takes up an entitlement, it must be a minimum of 10%.

(iii) ***Corporate***

Corporate encompasses AGL's shared services and head office activities. AGL's shared services include accounting, payroll, human resources, treasury, taxation, information technology and other general services. The cost of these services is fully allocated to the relevant division. Head office activities also include AGL's property activities. Net cost savings of $10 million per annum have been identified by AGL primarily as a result of the IT system reconfiguration to separate the IT functions AGL Energy and AGL Infrastructure.

3.3 Financial Performance

The historical and forecast financial performance of AGL for the seven years to 30 June 2007 is summarised below:

AGL – Financial Performance[6] ($ millions)								
	Year end 30 June							
	2001 actual AGAAP	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AGAAP	2005[7,8] actual AIFRS pro forma	2006[8,9] actual AIFRS pro forma	2007[10] forecast AIFRS pro forma
Total revenue[11]	**3,171.3**	**2,917.4**	**3,874.0**	**4,157.9**	**4,061.4**	**3,876.1**	**4,244.8**	**4,711**
EBITDA[12]	**660.2**	**685.8**	**850.9**	**852.4**	**781.7**	**697.6**	**887.5**	**1,093**
Depreciation and amortisation	(198.2)	(219.8)	(249.9)	(236.7)	(198.8)	(159.7)	(205.6)	(294)
EBIT[13]	**462.0**	**466.0**	**601.0**	**615.7**	**582.9**	**537.9**	**681.9**	**799**
Net interest expense	(167.4)	(157.9)	(165.9)	(124.6)	(83.9)	(89.2)	(143.8)	(222)
Investment income[14]	1.5	1.2	5.8	1.3	0.7	na[15]	na	na
Equity accounted profits	41.4	70.6	20.6	91.8	85.3	83.5	95.3	105
Significant items	(224.1)	(75.5)	51.2	(17.2)	358.0	-	-	-
Operating profit before tax	**113.4**	**304.4**	**512.7**	**567.0**	**943.0**	**532.2**	**633.4**	**682**
Income tax expense	(76.9)	(102.2)	(172.8)	(187.5)	(74.8)	(161.9)	(201.3)	(242)
Profit after tax	**36.5**	**202.2**	**339.9**	**379.5**	**868.2**	**370.3**	**432.1**	**440**
Outside equity interests	78.9	(10.1)	(44.9)	(30.0)	(19.9)	-	-	-
Profit after tax attributable to AGL shareholders	**115.4**	**192.1**	**295.0**	**349.5**	**848.3**	**370.3**	**432.1**	**440**
Statistics								
Earnings per share[16]	*63.5¢*	*66.4¢*	*73.2¢*	*79.5¢*	*84.7¢*	*81.1¢*	*94.7¢*	*96.5¢*
Dividends per share[16]	*52.0¢*	*52.0¢*	*55.0¢*	*60.0¢*	*63.0¢*	*63.0¢*	*67.5¢*	*79.5¢*
Payout ratio[16]	*81.9%*	*78.3%*	*75.1%*	*75.5%*	*74.4%*	*77.7%*	*71.3%*	*82.4%*
Amount franked	*44.2%*	*67.3%*	*61.8%*	*75.0%*	*95.2%*	*95.2%*	*100%*	*100%*
Total revenue growth	*12.9%*	*(8.0%)*	*32.8%*	*7.3%*	*(2.3%)*	*nmf[17]*	*9.5%*	*11.0%*
EBITDA growth	*10.7%*	*3.9%*	*24.1%*	*0.2%*	*(8.3%)*	*nmf*	*27.2%*	*23.2%*
EBIT growth	*3.9%*	*0.9%*	*29.0%*	*2.4%*	*(5.3%)*	*nmf*	*26.8%*	*17.2%*
EBITDA margin	*20.8%*	*23.5%*	*22.0%*	*20.5%*	*19.2%*	*17.5%*	*20.9%*	*23.2%*
EBIT margin	*14.6%*	*16.0%*	*15.5%*	*14.8%*	*14.4%*	*13.9%*	*16.1%*	*17.0%*
Interest cover[18]	*3.9x*	*4.3x*	*5.1x*	*6.8x*	*9.3x*	*7.8x*	*6.2x*	*4.9x*

Source: AGL and Grant Samuel analysis

6 Financial statements for years prior to 30 June 2005 were prepared in accordance with Australian generally accepted accounting principles ("AGAAP"). AGL adopted the Australian equivalent to international financial reporting standards ("AIFRS") from 1 July 2005.

7 2005 actual restated under AIFRS excluding significant items (e.g. revenue and earnings from Natural Gas Corporation Holdings Limited prior to sale in December 2004).

8 Pro forma historical financial information as disclosed in the AGL Scheme Booklet.

9 2006 actual including continuing operations only and excluding significant items (e.g. transaction costs).

10 Pro forma forecast financial information as disclosed in the AGL Target's Statement.

11 Total revenue represents sale of goods, provision of services and other revenue.

12 EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, equity accounted profits and significant items.

13 EBIT is earnings before net interest, tax, investment income, equity accounted profits and significant items.

14 Investment income comprises dividends received, rent received and partnership profits.

15 na = not available.

16 Before significant items.

17 nmf = not meaningful.

18 Interest cover is EBITDA divided by net interest.

Analysis of AGL's recent financial performance is difficult as there has been a period of significant corporate activity including:

- the realisation of certain investments made prior to 2001 particularly those outside the energy sector (e.g. telecommunications and internet sectors) and internationally as well as continuing to realise surplus property and property related assets;
- operational restructuring following divestment of its gas transmission pipelines in June 2000;
- expansion by acquisition including 100% of Pulse Energy in July 2002 and 32.5% of Great Energy Alliance Corporation Pty Limited (to be known in this report as "Loy Yang"), a joint venture which owns the Loy Yang A coal fired power station and adjacent coal mine, in April 2004;
- substantial operating losses sustained in 2001 by AGL's 66% owned New Zealand subsidiary, Natural Gas Corporation Holdings Limited ("NGC") (the largest electricity retailer in New Zealand) and its subsequent restructuring and sale of its retail electricity and generation businesses. Further, AGL sold its 66% interest in NGC itself in December 2004. The financial performance presented above consolidates NGC until divestment and the decline in revenue and profitability in 2005 primarily relates to the sale of AGL's interest in NGC; and
- the major acquisitions made in 2005/06 including Southern Hydro (December 2005) and a 10% interest in PNG Upstream Gas Project (January 2006).

AGL has reported a range of significant items as summarised below:

AGL – Significant Items ($ millions)								
	Year end 30 June							
Item	2001 actual AGAAP	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AGAAP	2005 actual AIFRS pro forma	2006 actual AIFRS pro forma	2007 forecast AIFRS pro forma
Profits/(losses) associated with NGC	(267.6)	(33.2)	63.7	-	591.5	-	-	-
Writedown in fixed assets	(9.4)	-	(17.0)	(33.4)	(231.1)	-	-	-
Profits/(losses) associated with Dingo Blue	(22.2)	(42.1)	-	16.2	-	-	-	-
Profits on sale of surplus property	20.8	-	13.5	-	14.7	-	-	-
Profit/(loss) on sale of businesses and investments	54.3	-	(4.0)	-	-	-	-	-
Transaction costs	-	-	-	-	-	-	-	-
Other (net)	-	(0.2)	(5.0)	-	(17.1)	-	-	-
Total	**(224.1)**	**(75.5)**	**51.2**	**(17.2)**	**358.0**	**-**	**-**	**-**

Source: AGL

The writedown of fixed assets in 2005 relates to a writedown in AGL's Victorian electricity network of $231.1 million following a review of recent prices paid for Victorian distribution assets and the tightening regulatory environment.

After a period of steady growth in earnings, AGL experienced a decline in earnings per share before significant items in 2001. Since that time earnings per share (before significant items) has grown at an average of 7.5% per annum while dividends per share (excluding special dividends) has grown at 4.9% per annum. In recent years, AGL's payout ratio has been approximately 75% and, as a consequence of an increasing proportion of income from Australian sources, the annual level of dividend franking increased to 100% for the final dividend relating to the 2005 financial year. Interest cover has strengthened from 2002 to 2005 as a result of the generation of significant operating cash and the realisation of assets (primarily associated with NGC) and reduced in 2006 as a consequence of the major acquisitions in that year.

The pro forma historical financial information for AGL is set out in Section 2 of the AGL Scheme Booklet. This financial information was prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out in Annexure C to the AGL Scheme Booklet.

The 2006/07 forecast (including the assumptions underlying it) is set out in Section 2 of the AGL Target's Statement. The forecast financial information was prepared by AGL and reviewed by Deloitte Corporate Finance. Deloitte Corporate Finance's Review of Directors' Financial Forecasts is set out as Annexure B to the AGL Target's Statement.

The 2006/07 forecast financial information was prepared under AIFRS on the following basis:

- takes into consideration the operating results and trading conditions for the period to 31 March 2006;
- reflects the recent reset of the regulatory pricing for both the New South Wales Gas Network and the Victorian Electricity Network; and
- excludes discontinued operations, non-recurring items and significant items. In particular, it excludes any allowance for transaction costs associated with either the proposed demerger, the Alinta Offer, the AGL Offer and the proposed transaction.

Recent major acquisitions will result in significant growth in AGL's revenue and earnings in the forecast period. The profit margins in 2005/06 primarily reflect the impact of weather conditions on energy demand and the recent regulatory resets for the gas and electricity network tariffs. 2006/07 is the first year with a full year contribution from the acquisitions (such as Southern Hydro) and the increase in earnings primarily reflects the substantial impact of the PNG Upstream Gas Project (from which there is expected to be substantial oil revenues over the next 3-4 years) as well as the commencement of the integration benefits to be derived from the Southern Hydro acquisition. Interest cover decreases in the forecast period (albeit to more typical levels) as a consequence of the increase in debt following the Southern Hydro and PNG Upstream Gas Project acquisitions. Dividends per share in the forecast period are the upper end of the dividend guidance initially provided in AGL's Demerger Booklet.

Under the Australian tax consolidation system, AGL and its wholly owned Australian resident entities have elected to be taxed as a single entity from 1 July 2003. At 30 June 2005, AGL had no carried forward income tax losses and no material carried forward capital losses. After allowing for the final dividend for the year ended 30 June 2006, AGL has approximately $32 million in accumulated franking credits.

Dividends paid in 2001 and 2005 include special dividends of 23 cents per share (unfranked) and 30 cents per share (90% franked) respectively. In February 2005, AGL announced a capital management program involving a special dividend paid on 24 March 2005, a capital return of 50 cents per share paid on 29 April 2005 and a $150 million on-market share buy-back commenced in September 2005. The share buyback was cancelled on announcement of the proposed demerger with approximately $10 million worth of shares repurchased.

3.4 Financial Position

The reported and pro forma financial position of AGL as at 30 June 2006 is summarised below:

AGL – Financial Position ($ millions)	As at 30 June 2006
Receivables	940.8
Inventories	31.4
Other assets (net)	11.1
Creditors and provisions	(571.2)
Financial liabilities (net)	(25.5)
Net working capital	**386.6**
Property, plant and equipment (net)	4,602.4
Equity accounted investments	1,009.4
Exploration and evaluation assets	51.5
Oil and gas interests	498.5
Intangibles (net)	2,402.4
Receivables and other assets	43.7
Financial liabilities (net)	(4.4)
Deferred tax liabilities (net)	(823.4)
Tax provision	(28.8)
Provisions and other liabilities	(52.5)
Total funds employed	**8,085.4**
Cash and cash equivalents	109.0
Interest bearing liabilities	(3,430.1)
Net borrowings	**(3,321.1)**
Net assets attributable to AGL shareholders	**4,764.3**
Statistics	
Shares on issue at period end (million)	*455.9*
Net assets per share	*$10.45*
NTA[19] per share	*$5.18*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*41.1%*

Source: AGL and Grant Samuel analysis

Equity accounted investments include ActewAGL (50%), APT (30%), Loy Yang (32.5%), Elgas (50%), Sydney Gas Joint Venture (50%) and Moranbah Gas Project (50%). The investment in Loy Yang also includes loan notes shown as receivables in the balance sheet.

AGL enters into interest rate and exchange rate hedges to manage its exposures under its finance facilities. In addition, AGL manages its exposure to wholesale market electricity and oil prices through the use of various types of hedging contracts.

[19] NTA is net tangible assets, which is calculated as net assets less licences and goodwill.

3.5 Capital Structure and Ownership

AGL has 455,910,464 ordinary shares on issue. At 30 June 2006 there were 109,131 registered shareholders with the top twenty shareholders accounting for approximately 44.1% of the ordinary shares on issue.

AGL has received notices from the following substantial shareholders:

AGL – Substantial Shareholders			
Substantial Shareholder	**Date of Notice**	**Number of Shares**	**Percentage**
Alinta	24 February 2006	90,904,997	19.939%
AIH[20]	31 March 2006	90,904,997	19.939%
AGL[21]	2 June 2006	90,904,997	19.939%
Barclays Global Investors Australia Limited	15 February 2006	27,764,769	6.08%

Source: AGL

Of the 90,904,997 shares Alinta holds in AGL, 12,000,000 are subject to option deeds with third parties. The option deeds provide that the optionholders can purchase the subject AGL shares in certain circumstances for $19.10 per share. The proposed transaction is considered to meet the requirements of the option deeds and, as such, the optionholders may call for the sale of the AGL shares during five business days of the first business day after the court orders the AGL Scheme meeting be convened.

Other than Alinta, the top twenty shareholders are principally institutional nominee companies or publicly listed investment companies. AGL has a significant retail investor base with approximately 80% of registered shareholders classified as retail although this only represents approximately 34% of shares on issue. AGL shareholders are predominantly Australian based investors (over 96% of registered shareholders and over 98% of shares on issue).

[20] Under an Alliance Agreement AIH holds certain rights of first refusal over infrastructure assets held by Alinta. As a consequence of a clarifying letter agreement dated 31 March 2006, AIH has a relevant interest in the shares held by Alinta.

[21] AGL and AGL Energy (a subsidiary of AGL) have a relevant interest in the shares held by Alinta as a consequence of the execution of the Merger Implementation Agreement.

3.6 Share Price History

A summary of the price and trading history of AGL since 1 January 2000 is set out below:

AGL – Share Price History					
	Share Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2000	12.56	7.36	12.28	3,966	1,462
2001	12.45	7.58	8.77	7,129	2,653
2002	10.29	8.64	10.17	5,928	1,965
2003	11.23	9.94	10.84	6,779	2,267
2004	13.32	10.41	13.22	5,118	2,005
2005	17.51	12.98	17.19	6,248	2,946
Month ended					
January 2006	18.60	16.80	18.00	5,366	3,391
February 2006	19.70	17.39	19.15	38,353	5,505
March 2006	19.24	18.34	18.53	6,448	3,247
April 2006	19.54	18.10	19.40	8,913	3,543
May 2006	19.50	16.61	16.70	5,722	3,600
June 2006	18.38	16.72	17.51	4,998	2,964
July 2006	19.30	17.34	19.02	4,023	3,304
August 2006 (to 18 August)	19.80	18.64	19.46	2,760	2,770

Source: IRESS
Note: share prices adjusted for 50 cent capital return paid on 29 April 2005

The following graph illustrates the movement in the AGL share price and trading volumes since January 2000:


AGL - Daily Share Price and Trading Volume
(1 January 2000 - 18 August 2006)
Share Price ($)
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Demerger announcement
Daily Volume (000s)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: IRESS
Note: Share prices adjusted for 50 cent capital return paid on 29 April 2005.

During the 1990's the level of sharemarket interest in AGL grew significantly as the business was transformed. In the three years to January 2000, AGL shares traded broadly in the range $8.00-12.00 before hitting a low of $7.36 (adjusted) in March 2000. The share price recovered to around $10.00-12.00 but, following a period of market speculation concerning the possibility of AGL spinning off its gas and electricity assets and the announcement of the NGC profit downgrade, the AGL share price declined to $7.57 (adjusted) in June 2001.

Since June 2001 AGL's share price has steadily increased. From the beginning of 2005 to the announcement of the proposed demerger, AGL traded broadly in the range of $13.00-14.50 (at a weighted average price of $14.01) and closed at $14.50 on 28 October 2005 (the last trading day prior to announcement of the proposed demerger). From the announcement on 31 October 2005 to 10 February 2006 (the last trading day before the release of the Demerger Booklet), the AGL share price traded in the range $14.61-18.60 (at a volume weighted average price of $16.65).

The following graph illustrates the movement in the AGL share price and trading volumes since 30 June 2005:


AGL - Daily Share Price and Trading Volume
(30 June 2005 - 18 August 2006)
Proposed restructuring announced
Alinta acquires 19.9%
Demerger Booklet released
Demerger announcement
Share Price ($)
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$14.00
$13.00
$12.00
Daily Volume (000s)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06

Source: IRESS

AGL released the Demerger Booklet on 13 February 2006. The closing price on 20 February 2006 was $18.30 ($17.99 ex dividend). On 21 February 2006 Alinta announced that it had acquired a 10% interest in AGL overnight from institutional and professional shareholders at a cash price of $19.45 per share and that it was to put forward a proposal to merge with AGL to be effected by a scheme of arrangement on the basis of 1.773 Alinta shares for each AGL share (valuing AGL shares at approximately $19.45). Over the next two days, Alinta continued to buy AGL shares on market up to a price of $19.45 and increased its interest to 19.9%.

From Alinta's acquisition of a 19.9% interest (23 February 2006) to 24 April 2006 (the last trading day prior to announcement of the proposed transaction), AGL shares traded in the range of $18.10-19.25 (with a volume weighted average price of $18.54) despite trading ex dividend from 10 March 2006. The market reacted favourably to the announcement of the proposed transaction on 26 April 2006 and AGL's shares rose to above $19.00. Subsequently, the AGL share price declined to around $17.50 (with a volume weighted average price from 1 May 2006 to 30 June 2006 of $18.12). This decline in part reflects the market correction during May 2006 which followed an Australian interest rate rise and falls on the United States stockmarket (the S&P/ASX 200 Industrial Index fell by 5.4% from 11 May 2006 to 30 June 2006). During July 2006 AGL shares traded up (with volume weighted average price of $18.36 and a high of $19.30) as a result of a combination of factors including market uncertainty due to the Middle East situation, positive 2005/06 earnings guidance by AGL, increased institutional activity and hedge fund activity. During August 2006 AGL shares have continued their upward trend (with a volume weighted average price of $19.22 and a high of $19.80) and closed at $19.46 on 18 August 2006.

Prior to Alinta's acquisition of 19.9%, AGL was a reasonably liquid stock. Average weekly volume over the 12 months prior to announcement of the proposed demerger represented approximately 1.4% of shares on issue or annual turnover of around 72.5% of total issued capital.

Alinta's acquisition of 19.9% reduced AGL's free float to 80.1% and may have had some impact on liquidity.

AGL is a top 50 company and is a member of all major indices. Since April 2000, AGL has outperformed the S&P/ASX 200 Industrial Index (except for a period following announcement of the NGC profit downgrade). Understandably, given it represents approximately 44% of the S&P/ASX 200 Utilities Index, AGL has generally performed in line with that index during the period:


AGL vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(1 April 2000 - 18 August 2006)
260
240
220
200
180
160
140
120
100
80
Apr-00 Oct-00 Apr-01 Oct-01 Apr-02 Oct-02 Apr-03 Oct-03 Apr-04 Oct-04 Apr-05 Oct-05 Apr-06
AGL
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

From June 2005 until announcement of the proposed demerger on 31 October 2005, AGL generally underperformed the S&P/ASX 200 Utilities Index. From announcement of the proposed demerger to the general market correction during May 2006, AGL outperformed both indices. During May 2006, AGL's share price declined by 7.9%, underperforming the S&P/ASX 200 Industrial Index (fall of 5.4%) and the S&P/ASX 200 Utilities Index (fall of 4.6%). However, since then AGL has generally traded in line with the indices.


AGL vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(30 June 2005 - 18 August 2006)
Demerger
announcement
140
135
130
125
120
115
110
105
100
95
90
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
AGL
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

3.7 AGL Infrastructure

The AGL Infrastructure businesses and interests to be acquired by Alinta under the proposed transaction are described below:

Energy Distribution Networks

AGL's energy distribution assets are regulated infrastructure which derive revenue generally from network tariffs, connection charges and other charges for less regulated or unregulated services to users of the network. AGL Infrastructure has the following interests in gas and electricity distribution infrastructure:

- **New South Wales Gas Network**: the gas distribution network was established in 1837 with the development of the first reticulated gas network in the Sydney central business district. This network has grown through a combination of extension, new development and acquisition to service most major population centres in the state. AGL currently provides gas to in excess of 950,000 users across Sydney, Newcastle, Wollongong and NSW country centres.

  Since 1976, AGL has distributed natural gas transported by the Moomba-to-Sydney high pressure transmission system (owned by APT). AGL has subsequently added a number of additional supply sources (including natural gas from Bass Strait and coal seam methane gas from the Sydney Gas Joint Venture) to provide diversity of supply. In December 2005, AGL Infrastructure approved the commissioning of a 30 kilometre looping project ("Sydney Primary Loop project") to provide additional capacity into Sydney and to reduce reliance on a single primary main pipeline.

  The network predominantly services residential and large volume industrial and commercial users. AGL Energy, as the largest gas retailer in New South Wales, is the largest user of the network.

  The prices (or tariffs) AGL Infrastructure charges for distributing gas, as well as the terms of access to it, are controlled by independent regulators and reviewed on a five-yearly basis. The current regulatory period commenced on 1 July 2005.

  Domestic gas usage is principally for home heating, water heating and cooking. Accordingly, demand levels are directly impacted by climate. Industrial gas usage is primarily as a source of energy, but may also act as feedstock for fertiliser or petrochemical products.

  AGL Infrastructure has actively expanded its gas network into new population centres. While there are no direct regulatory barriers, the scale of the AGL Infrastructure gas network and the need for new entrants to duplicate infrastructure represents a significant barrier to entry. Notwithstanding AGL's "natural monopoly", household penetration in New South Wales remains relatively low (at about 40%), representing an important source of potential growth above population growth.

- **Victorian Electricity Network:** AGL Infrastructure entered the Victorian electricity distribution market through the acquisition of 50% of Solaris in 1995 and acquired the remaining 50% in 1998. AGL now distributes electricity to over 293,000 customer sites over 950 square kilometres of north-west greater Melbourne, Victoria.

  The network footprint incorporates a mix of major industrial areas, residential growth areas, established inner suburbs and Melbourne International Airport. Residential and large business customers account for the majority of revenue (38% and 37% in 2004/05 respectively), with the remainder from small business customer accounts.

  Distribution prices for transporting electricity over the network are regulated. In October 2005, distribution prices for the period from 1 January 2006 to December 2010 were determined. Access to the network is open to third party retailers, however, AGL Energy is the largest user of the network.

  Electricity distribution in Victoria is generally confined to specific geographic areas determined by distribution licences and there is limited overlap with competing networks.

 

Penetration of electricity networks is approximately 100%. Growth in revenue is therefore driven primarily by increasing usage, population growth or new industrial or residential developments in the designated area. AGL Infrastructure's distribution area is one of the faster growing regions in Melbourne.

- **ActewAGL Distribution:** AGL Infrastructure has a 50% interest in the distribution business and assets of ActewAGL, an energy distribution and retail joint venture with the government of the Australian Capital Territory. The joint venture's distribution interests include:

  - ownership and operation of the electricity and gas networks in the Australian Capital Territory, the gas network in Queanbeyan, Nowra and the former Yarralumla Shire in New South Wales (Agility operates the gas network for ActewAGL);
  - operation of the Australian Capital Territory's water and sewerage assets;
  - operational management of the TransACT telecommunications services business; and
  - ownership of Ecowise Environmental, a provider of integrated environmental analytical, monitoring and consulting services.

  Price determinations for each of ActewAGL Distribution's networks were agreed in 2004 and extend to June 2009 and 2010 for electricity and gas, respectively.

  High penetration rates for both networks results in overall growth broadly consistent with population growth. Limited opportunities exist to expand the network beyond the existing populated areas.

  The retailing component of AGL's interest in ActewAGL is owned by AGL Energy.

Contracted Generation

AGL Infrastructure owns a number of power generation assets subject to long term supply agreements, including:

- **Cawse Cogeneration Facility** which is a 16MW gas-fired facility located at the Cawse nickel and cobalt mine and processing facility, 55 kilometres from Kalgoorlie (Western Australia). The facility is operated by Agility and provides electricity, steam and desalinated water to the project under a long term contract; and
- **Wattle Point Wind Farm** which was acquired in November 2005 as part of the Southern Hydro acquisition and consists of 55 turbines with total generation capacity of 91MW. The wind farm has a supply agreement with AGL Energy for 100% of its electricity output and green products.

Agility

Agility is a specialist provider of infrastructure management and services to asset owners across the gas, electricity, water and wastewater sectors. Agility's service offering spans the "asset lifecycle" and includes design, engineering, construction, operation and maintenance of greenfield and mature infrastructure assets. The business employs approximately 1,800 staff (including contractors) in 42 locations across Australia.

Agility was established in June 2000 from AGL's internal asset management and operations division and initially focused on the management, operations and maintenance of AGL Infrastructure's gas and electricity distribution assets. Agility has increasingly targeted services to external parties and broadened its service capabilities in other infrastructure asset classes.

Agility's customer base primarily comprises owners of regulated assets. Agility currently manages and services AGL Infrastructure's gas and electricity networks, APT's gas transmission assets and ActewAGL's gas networks. Third party clients include Western Power and Hamersley Iron in Western Australia, Energex and Ergon Energy in Queensland, Transgrid, Country Energy, Integral Energy and Sydney Water Corporation in New South Wales, Mainco, Telstra and Australian Pacific Airports Corporation in Victoria and Powerco and Aurora Energy in Tasmania.

Demand for Agility's services is expected to continue to grow in the short to medium term driven by increasing investment in the Australian infrastructure sector and the need to maintain and augment ageing transmission and distribution networks. Many networks are government owned and are seeking third party service providers to undertake large capital work programs on their ageing assets.

Agility is targeting both organic and acquisition growth in key markets and infrastructure sectors in Australia and (in the longer term) overseas. Agility has recently made a small number of acquisitions in the growing Queensland and Western Australian electricity services markets.

AGL has identified $15-20 million per annum in cost savings in Agility to be achieved by 2009. These savings are to be derived from business and process redesign and rationalisation and represent the continuation of programs commenced by Agility in 2004.

Gas Valpo

AGL Infrastructure owns 100% of Chile's largest regional gas distributor, Gas Valpo. Gas Valpo distributes and markets natural gas to almost 41,000 residential and commercial customers and 40 industrial customers in the coastal cities of Valparaiso and Viña del Mar.

Household penetration rates for gas supply in Gas Valpo's coverage area are estimated to be in excess of 80%. Accordingly, future growth is primarily expected to come from new high-density developments, growth in commercial customer numbers and individual agreements with large industrial customers.

Industry regulation is relatively limited, with tariffs being monitored, but not determined by the regulator. Revenue principally comprises volume-based charges for residential and small industrial customers with large industrial contracts typically structured as "take-or-pay" agreements.

Gas Valpo imports its gas supply from Argentina. Due to production shortages the Argentine Government has imposed supply restrictions to downstream industrial customers. Gas Valpo has been able to mitigate these restrictions through the spot market and swap arrangements, the costs of which have largely been passed through to the industrial users. This pressure is expected to subside in the medium term as alternative natural gas supply may become available from Bolivia (either directly or via Argentina). In addition, a large scale Chilean liquified natural gas ("LNG") project is under development, including a fast track option to have gas available by the end of 2008 and Gas Valpo expects to be able to deliver this through its network.

Australian Pipeline Trust

AGL Infrastructure holds a 30% interest in APT, which was listed on the ASX in June 2000 through the spin off of AGL's gas transmission assets. APT now owns or has an interest in more than 7,700 kilometres of high pressure gas transmission pipelines in Australia and transports close to 25% of Australia's natural gas consumption. APT's gas transmission assets comprise a mix of regulated and unregulated pipelines and APT typically holds long term supply agreements with shippers. APT also includes gas storage and processing facilities and underground electricity transmission assets. The majority of APT's assets are operated by Agility. On 22 August 2006 APT announced a $452 million cash takeover offer for GasNet Australia Group ("GasNet").

4 Profile of Alinta Limited

4.1 Background

Gas Corporation was formed in January 1995 to own and operate the gas trading and sales, gas transmission and gas distribution businesses of The State Energy Commission of Western Australia. These businesses could trace their history to the 1880's. In March 1998, Gas Corporation sold its gas transmission business (including the Dampier to Bunbury Natural Gas Pipeline) to EPIC Energy for $2.4 billion. In December 1998, the Western Australian Government announced its intention to privatise Gas Corporation and the relevant legislation was passed in December 1999.

Alinta was incorporated as AlintaGas Limited on 5 January 2000 and acquired the assets and businesses of Gas Corporation on 1 July 2000. On 13 July 2000 the Western Australian Government sold 45% of Alinta for $315.7 million to, WA Gas Holdings Pty Limited, a company 50% owned by United States listed Utilicorp United Inc (later renamed Aquila Inc ("Aquila")) and ASX listed United Energy Limited ("United Energy").

Alinta was listed on the ASX on 17 October 2000 raising $202 million for the Western Australian Government. At this time the listed securities comprised one ordinary share and one loan note stapled together. As a consequence of proposed changes to tax legislation, the loan notes were fully repaid in June 2001 and the listed security became an ordinary share.

With the prospect of full contestability in the Western Australian gas market from late 2003, during 2001 Alinta undertook a strategic review. As a consequence, it restructured its existing businesses, announced plans to move into the electricity sector and changed its name to Alinta Limited.

Since listing Alinta's operations have expanded substantially both organically and by acquisition:

- in December 2001 National Power Services, a maintenance and construction business, owned 50% by Alinta and 50% by United Energy, was launched;
- in July 2003 Alinta entered into an agreement with Alcoa to commission a cogeneration plant at Alcoa's refinery at Pinjarra, Western Australia;
- in July 2003, through a series of transactions with Aquila, United Energy and AMP Henderson Global Investors ("the Aquila transaction"), Alinta acquired a 34% interest in the distribution assets of United Energy ("United Energy Distribution"), a 20% interest in the Multinet Gas Distribution Partnership ("Multinet Gas"), a 66.3% interest in ASX listed Uecomm Limited and the remaining 50% of National Power Services and sold a 26% interest in AlintaGas Networks (its Western Australian gas transmission assets) to Diversified Utility and Energy Trusts ("DUET"). Further, Alinta entered into a long term management contract to operate, manage and maintain the assets underlying these interests;
- in March 2004 Alinta acquired a portfolio of gas infrastructure and power generation assets in Australia and New Zealand from Duke Energy Corporation ("Duke Energy") for $1.7 billion;
- in July 2004, Alinta sold its 66.3% interest in Uecomm Limited to Singtel Optus Pty Limited for approximately $155 million;
- in October 2004 Alinta acquired a 20% voting interest (but 7.4% economic interest) in the Dampier Bunbury Natural Gas Pipeline from EPIC Energy for $23 million and committed to make $97 million in capital contributions over four years thereby increasing its economic interest in the pipeline to 20%;
- the Duke Energy assets were spun-off and listed on the ASX as AIH in October 2005, with Alinta retaining a 20% interest;
- in February 2006 Alinta acquired a 19.9% interest in AGL on market at prices up to $19.45 per share; and
- in August 2006 Alinta acquired a 10.25% interest in APT on market at prices up to $5.00 per unit.

4.2 Operations

Today, Alinta is a major energy company operating primarily in Australia. It is a top 100 company with a market capitalisation of approximately $2.8 billion. Alinta employs approximately 1,500 people and its operations encompass:

- the marketing and retailing of energy;
- the ownership of interests in power generation, gas transmission and energy distribution; and
- the management and operation of energy generation, transmission and distribution assets and associated businesses.

Alinta's corporate strategy involves the separation of the ownership and management of energy assets and an objective of operating all of the assets in which it has an ownership interest.


Alinta Operating Structure
Alinta
Energy Markets
Infrastructure
Generation/Supply
Retail
Asset Ownership
Services
Electricity
Gas
Wholesale Electricity (VIC)
Cogeneration (WA)
Retail Electricity (WA)
United Energy Distribution (34%)
AIH (20%)
Alinta Asset Management
Alinta Power Services
Wholesale Gas (NSW, VIC, TAS)
Retail Gas (WA)
Wesfarmers LPG
AlintaGas Networks (74.1%)
Multinet Gas (20.1%)
Dampier Bunbury Natural Gas Pipeline (14.3%)
AIH (20%)
Alinta Asset Management

Note: Alinta also owns 19.9% of AGL and 10.25% of APT.

Detailed descriptions of Alinta's businesses are set out in the Alinta Scheme Booklet and summarised below:

(i) Energy Markets

Alinta's energy markets operations are predominantly located in Western Australia with some energy wholesaling activities on Australia's east coast. Alinta operates in both the electricity and gas markets, both of which are growing at higher rates in Western Australia than in any other state:

- **WA Retail**

  Alinta is a retailer of gas and electricity in Western Australia:

  - **Retail Gas**: Alinta is the major retailer of natural gas to residential and small business customers in Western Australia. It also supplies gas to large commercial and industrial businesses in Western Australia. Gas is sourced under arrangements with gas producers and delivered to customers to via AlintaGas Networks.

    Currently, Alinta has approximately 540,000 retail gas customers. Earnings performance of this business has been strong in recent times due to the buoyant Western Australian economy, the strong housing market and cooler than expected weather.

 

- **Retail Electricity**: Alinta commenced retail electricity sales in Western Australia in July 2005 with electricity sourced from the Pinjarra Unit 1 cogeneration facility and the Alinta Wind Farm[22]. The second cogeneration facility at Pinjarra is currently under construction. Alinta has also contracted to supply 351MW of additional electricity capacity from November 2007. This contract has underpinned the development of the two additional cogeneration units at Alcoa's Wagerup alumina refinery.

  Currently, Alinta has approximately 1,000 retail electricity customers and expects to supply approximately 20% of Western Australia's electricity requirements by 2007.

  Under the proposed transaction, WA Retail will be one of the two Alinta businesses to comprise the AlintaAGL joint venture between New AGL and New Alinta. A more detailed description of these retail activities is set out in Section 5.3 of this report.

- **Cogeneration**

  Alinta has entered into arrangements with Alcoa to develop cogeneration facilities at Alcoa's alumina refineries at Pinjarra and Wagerup in south-west Western Australia. The cogeneration facilities use natural gas to generate both electricity and steam.

  Under the proposed transaction the cogeneration interests will be included in the AlintaAGL joint venture between New AGL and New Alinta. A detailed description of Cogeneration is set out in Section 5.3 of this report.

- **Wholesale Energy**

  Alinta's wholesale energy operations comprise:

  - **Wholesale Gas**: which sells gas from the Gippsland Basin in Victoria to wholesale customers in New South Wales, Tasmania and Victoria. This business is underpinned by wholesale gas transportation agreements on the Tasmanian Gas Pipeline and Eastern Gas Pipeline (owned by AIH).
  - **Wholesale Electricity**: which controls the generation of peaking electricity from a 94MW gas fired power station in Bairnsdale, Victoria (owned by AIH). Alinta sells this electricity into the national electricity market and directly to market participants.

- **Wesfarmers LPG**

  In 1988, Alinta and Wesfarmers LPG Pty Limited ("Wesfarmers LPG") entered into a gas supply agreement for the Wesfarmers LPG owned LPG extraction plant in Perth's industrial centre of Kwinana. This plant extracts LPG from gas that flows through the Dampier Bunbury Natural Gas Pipeline for both domestic consumption and for export.

  From 1 July 2005, the minimum LPG content requirement for gas delivered into the pipeline was removed, however, the LPG content is expected to remain high enough to underpin the plant's operations for some years. Amendments have also been made to the gas supply agreement to, amongst other matters, ensure flexibility to negotiate with gas producers to enhance the LPG content of gas in the pipeline. The amended agreement has no end date but allows either party to terminate on 12 months notice after an initial 10 year term or in the event that the plant ever ceases to be economically viable.

[22] Alinta Wind Farm comprises 54 turbines located in Geraldton, Western Australia and has a capacity of 90MW. It is owned by a third party but Alinta has contracted to purchase all electricity generated.

(ii) Asset Ownership

Alinta holds majority and minority investments in energy infrastructure assets as follows:

Asset Ownership – Interests[23]		
Asset	Alinta Interest	Co-investors
AlintaGas Networks	74.1%	DUET (25.9%)
Energy Investments:		
- United Energy Distribution	34.0%	DUET (66%)
- Multinet Gas	20.1%	DUET (79.9%)
- Dampier Bunbury Natural Gas Pipeline	14.3%[24]	DUET (71.4%), Alcoa (14.3%)
- Alinta Infrastructure Holdings	20.0%	Public (80%)

AlintaGas Networks

AlintaGas Networks is Western Australia's largest distributor of natural gas and currently services approximately 540,000 customers. The business comprises three networks:

- Mid-West and South-West Gas Distribution System which services customers in the greater metropolitan Perth area and a number of large regional centres;
- Kalgoorlie Distribution Network which services the Kalgoorlie-Boulder area; and
- Albany Distribution Network which distributes LPG to Albany.

Regulatory pricing for AlintaGas Networks was finalised in 2005 and took affect from 1 January 2006. Recent buoyant conditions in the Perth housing market has lead to growth in new connections, with Alinta's retail business being the primary seller of gas from the network.

Energy Investments

Alinta's minority investments in energy infrastructure assets are as follows:

- **United Energy Distribution:** a Victorian electricity distribution network which services approximately 605,000 customers in Melbourne's heavily populated south-eastern suburbs and the Mornington Peninsula. It underwent a pricing review in 2005 with the reset taking affect from 1 January 2006.
- **Multinet Gas**: Victoria's largest gas distribution network servicing approximately 650,000 customers in Melbourne's inner and outer eastern and south-eastern suburbs. The network will not undergo a pricing review until January 2008. The network is currently being extended to certain South Gippsland towns.
- **Dampier Bunbury Natural Gas Pipeline:** a natural gas transmission pipeline that runs from the Burrup Peninsula, near Dampier, to Bunbury in Western Australia. The pipeline operates at 100% capacity and is the sole means of gas transmission from the north-west of Western Australia to the populated south-west. A $430 million Stage 4 expansion program is underway and will increase capacity by 100 terajoules ("TJ") per day. A further expansion, to be staged over a number of periods at an estimated cost of $1.5 billion, is expected to commence in late 2006. Alinta's interest will increase to 20% once capital contributions for the expansion are completed while DUET's interest will decrease to 60.0% and Alcoa's interest will increase to 20.0%.
- **Alinta Infrastructure Holdings**: AIH listed on the ASX in October 2005 after Alinta spun off a number of infrastructure assets it had acquired from Duke Energy. Alinta retained a shareholding of 20%, with an agreement to maintain an interest of at least 15%. AIH's initial assets comprised:

[23] Excluding Alinta's 19.9% interest in AGL.

[24] As at 31 July 2006. Alinta's economic interest in the Dampier Bunbury Natural Gas Pipeline is expected to increase to 20% by 2007 as a consequence of capital contributions. At the same time, DUET's economic interest is expected to decline to 60% and Alcoa's interest to increase to 20%.

 

AIH – Initial Assets		
Asset	**Location**	**Description**
Port Hedland Power Station	North-west Western Australia	175MW gas-fired power station
Newman Power Station	North-west Western Australia	105MW gas-fired power station
Glenbrook Power Station	North island of New Zealand	112MW cogeneration plant
Bairnsdale Power Station	South-east Victoria	94MW gas-fired power station
Queensland Gas Pipeline	From Wallumbilla to Gladstone and Rockhampton in Queensland	627km pipeline
Goldfields Gas Pipeline (11.8% interest)	From Carnarvon Basin to Kalgoorlie in Western Australia	1,380km pipeline
Eastern Gas Pipeline	From Gippsland Basin, Victoria to Sydney, New South Wales	795km pipeline
Tasmanian Gas Pipeline	From Gippsland Basin, Victoria to Tasmania	734km pipeline
VicHub Interconnect	Longford, Victoria	Gas pipeline interconnect

While AIH has not made any further acquisitions since listing, the vehicle holds certain rights of first refusal (subject to existing pre-emptive rights) over infrastructure assets held or acquired by Alinta.

(iii) Asset Management Services

Alinta holds operating service agreements over all of the infrastructure assets in which it holds an ownership interest (with the exception of the cogeneration facilities constructed on the Alcoa sites) and all assets owned by AIH (with the exception of the Goldfields Gas Pipeline). Under the operating service agreements Alinta provides a comprehensive suite of services to manage both assets and businesses, including asset management, operations, commercial, corporate support, maintenance, engineering, regulatory and information technology. These activities are undertaken by the following divisions:

- **Alinta Asset Management:** which was formed in April 2006 following the merger of Alinta Network Services (an operator of gas transmission pipelines and electricity and gas distribution systems) and National Power Services (the maintenance and construction arm). It manages and services a number of electricity and gas networks (both regulated and unregulated) and associated businesses. This division is the operator of all transmission and distribution assets in which Alinta has an ownership interest as well as assets owned by AIH (excluding the Goldfields Pipeline). Services provided include design, construction, operation and maintenance to owners, operators and users of electricity, gas and water networks; and

- **Alinta Power Services:** which develops, builds, manages and operates power stations. It was established in 2004 following Alinta's acquisition of the Duke Energy assets. This division currently operates the power stations owned by AIH, the Bell Bay Power Station in Tasmania (owned by Hydro Tasmania) and has developed the cogeneration facilities in Western Australia.

4.3 Financial Performance

The historical and forecast financial performance of Alinta for the period from incorporation to 31 December 2007 is summarised below:

Alinta – Financial Performance ($ millions)								
	Period ended 30 June 2001[25] actual AGAAP	Six months ended 31 Dec 2001[26] actual AGAAP	Year end 31 December 2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005[27] actual AIFRS	2006 forecast AIFRS pro forma	2007 forecast AIFRS pro forma
Total revenue	**387.1**	**213.4**	**389.1**	**574.4**	**967.6**	**1,021.7**	**1,207.0**	**1,343.1**
EBITDA	**119.2**	**73.1**	**131.1**	**167.5**	**289.7**	**186.7**	**214.2**	**257.6**
Depreciation and amortisation	(24.3)	(12.4)	(24.0)	(30.3)	(87.2)[28]	(28.0)	(38.4)	(49.3)
EBIT	**94.9**	**60.7**	**107.1**	**137.2**	**202.5**	**158.7**	**175.8**	**208.3**
Net interest expense	(28.6)	(14.8)	(22.6)	(29.6)	(88.8)	(30.9)	(16.6)	(12.0)
Other income[29]	-	-	-	7.1	16.5	16.3	16.3	16.3
Equity accounted profits	-	-	1.2	7.2	8.1	11.3	8.3	7.1
Significant items	-	-	-	5.9	88.7	212.1	-	-
Operating profit before tax	**66.3**	**45.9**	**85.7**	**127.8**	**227.0**	**367.5**	**183.8**	**219.7**
Income tax expense	(24.1)	(13.9)	(27.5)	(37.4)	(81.6)	(127.7)	(48.0)	(65.2)
Profit after tax	**42.2**	**32.0**	**58.2**	**90.4**	**145.4**	**239.8**	**135.8**	**154.5**
Outside equity interests	-	-	-	(2.7)	(3.3)	-	-	-
Profit after tax attributable to Alinta shareholders	**42.2**	**32.0**	**58.2**	**87.7**	**142.1**	**239.8**	**135.8**	**154.5**
Statistics								
Earnings per share[30,31]	*26.4¢*	*20.0¢*	*36.4¢*	*55.9¢[32]*	*39.8¢*	*40.1¢*	*51.0¢*	*56.0¢*
Dividends per share[30]	*5.5¢[33]*	*11.0¢*	*25.0¢*	*33.0¢*	*42.0¢*	*44.0¢*	*44.0¢*	*46.0¢*
Payout ratio[30]	*54.9%*	*55.0%*	*68.7%*	*59.0%*	*105.5%*	*109.7%*	*86.3%*	*82.1%*
Amount franked	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*
Total revenue growth	*na*	*nmf*	*nmf*	*47.6%*	*68.5%*	*5.6%*	*18.1%*	*11.3%*
EBITDA growth	*na*	*nmf*	*nmf*	*27.8%*	*73.0%*	*nmf*	*14.7%*	*20.3%*
EBIT growth	*na*	*nmf*	*nmf*	*28.1%*	*47.6%*	*nmf*	*10.8%*	*18.5%*
EBITDA margin	*30.8%*	*34.2%*	*33.7%*	*29.2%*	*29.9%*	*18.3%*	*17.7%*	*19.2%*
EBIT margin	*24.5%*	*28.4%*	*27.5%*	*23.9%*	*20.9%*	*15.5%*	*14.6%*	*15.5%*
Interest cover	*4.2x*	*4.9x*	*5.8x*	*5.7x*	*3.3x*	*6.0x*	*12.9x*	*21.5x*

Source: Alinta and Grant Samuel analysis

Significant corporate activity since listing (see Section 4.1) makes analysis of Alinta's financial

[25] Alinta was incorporated on 5 January 2000 and acquired the assets and business of Gas Corporation on 1 July 2000. Therefore, although the financial period is from incorporation the financial results presented are for a 12 month period.

[26] Alinta changed its year end to 31 December during 2001.

[27] As reported. Pro forma 2005 set out in Section 3 of the Alinta Scheme Booklet is only marginally different to reported financial performance.

[28] Including depreciation, amortisation and goodwill amortisation relating to the Duke Energy assets acquired in March 2004 and subsequently spun-out as AIH in October 2005.

[29] Comprises dividends received on the United Energy Distribution preference shares.

[30] Before significant items.

[31] On an undiluted basis.

[32] Reported earnings per share was calculated using a weighted average number of ordinary shares of 149.5 million which excludes the 36 million shares bought back from WA Gas Holdings Pty Limited. This buyback was approved by shareholders in July 2003 and was therefore reflected in the calculation of 2003 earnings per share. However, the buyback did not occur until June 2004 and therefore the reported 2003 earnings per share figure appears high.

[33] Excludes the interim dividend of 9.0¢ paid in March 2001 which related to AlintaGas's operations prior to restructuring and listing.



performance difficult. The decline in profit margins from 2005 is primarily explained by the fact Alinta's asset management services segment (which is a lower margin activity) now contributes a higher proportion of Alinta's profits (e.g. 34% contribution in 2005 compared to 15% in 2004). This is the structural change in Alinta's business following the spin out of the former Duke Energy infrastructure assets into AIH.

The major impacts for Alinta from the adoption of AIFRS from 2005 have been the cessation of the amortisation of goodwill and the reclassification of its RePS from equity to debt.

Alinta has reported significant items and other significant non trading items as follows:

Alinta – Significant Items ($ millions)								
	Period ended 30 June	Six months ended 31 Dec	Year end 31 December					
	2001 actual AGAAP	2001 actual AGAAP	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 forecast AIFRS pro forma	2007 forecast AIFRS pro forma
Profit on acquisition of entities	-	-	-	9.6	-	-	-	-
Change in fair value of investments	-	-	-	(3.7)	-	3.6	-	-
Profit on sale of Uecomm and AIH	-	-	-	-	88.7	206.1	-	-
Profit before tax from discontinued operation (AIH)	-	-	-	-	-	2.4	-	-
Total	**-**	**-**	**-**	**5.9**	**88.7**	**212.1**	**-**	**-**

The Alinta Forecast has been prepared on the following basis:

- takes into consideration the operating results and trading conditions for the period to 30 June 2006 and the circumstances at the date of the Alinta Scheme Booklet;
- excludes dividend income from Alinta's 19.9% investment in AGL and associated funding costs;
- reflects the commissioning of Pinjarra Unit 1 on 14 March 2006 and the associated increase in electricity sales volumes and Pinjarra Unit 2 on 1 February 2007; and
- excludes discontinued operations, non-recurring items and significant items. In particular, it excludes any allowance for transaction costs associated with the Alinta Offer, the AGL Offer and the proposed transaction.

The detailed Alinta Forecast (including the assumptions underlying it) is set out in Section 3 of the Alinta Scheme Booklet. The Alinta Forecast has been prepared by Alinta and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure C to the Alinta Scheme Booklet.

Alinta has demonstrated strong revenue and earnings growth since listing primarily as a result of corporate activity. However, in recent times earnings growth has also been enhanced by a strong performance from energy retailing which has been underpinned by a buoyant Perth housing market and cooler than average temperatures. Earnings per share (before significant items) has been steady in the past two years while Alinta's dividend payout ratio (before significant items) has exceeded 100% reflecting the distribution of profits on sale of assets.

Alinta's revenue sources are now diversified but with a growing emphasis on asset management. The Alinta Asset Management, power generation and electricity retailing businesses are expected to contribute increasingly to earnings in the forecast period. In particular, Alinta Asset Management's earnings are expected to accelerate due to the services provided to AIH and the substantial projects on hand (including the development and management of the expansion of the Dampier Bunbury Natural Gas Pipeline).

Forecast growth in revenue and profitability in 2006 reflects the first full year contribution of the spin off of AIH, productivity improvements and the commencement of cogeneration activities. Growth in 2007 reflects the regulatory price paths for AlintaGas Networks and increased electricity sales as a further cogeneration plant is commissioned. Interest cover increases significantly reflecting the reduction in gearing following the infrastructure asset spin off.

Earnings per share are forecast to increase by 10% in 2007 although dividends per share increase only by 5%. This reflects realignment to a longer term payout ratio profile following two years where dividends included significant profits on the sale of assets. However, the forecast payout ratios exceed that adopted prior to acquisition of the Duke Energy assets in 2004.

Under the Australian tax consolidation system, Alinta and its wholly owned Australian resident entities have elected to be taxed as a single entity from 1 January 2004. At 31 December 2005, Alinta had no carried forward income tax losses or capital losses. At 30 June 2006, Alinta had $174.8 million in accumulated franking credits.

4.4 Financial Position

The reported financial position of Alinta as at 30 June 2006 is summarised below.

Alinta – Financial Position ($ millions)	
	As at 30 June 2006
Debtors and prepayments (net)	371.6
Inventories	9.2
Creditors and provisions	(265.8)
Net working capital	**115.0**
Property, plant and equipment (net)	909.1
Equity accounted investments	246.8
Investment in AGL	1,591.8
Other investments	2.6
Network licence and other intangibles	122.9
United Energy Distribution redeemable preference shares	124.5
Other receivables	14.0
Deferred tax liabilities	(54.4)
Tax provision	(1.3)
Provisions and other liabilities (net)	(6.2)
Total funds employed	**3,064.8**
Cash and cash equivalents	167.5
Interest bearing liabilities (including RePS)	(2,119.5)
Net borrowings	**(1,952.0)**
Net assets	**1,112.8**
Statistics	
Shares on issue at period end (million)	*264.5*
Net assets per share	*$4.21*
NTA per share	*$3.74*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*63.7%*

Source: Alinta and Grant Samuel analysis

The financial position of Alinta reflects the 19.9% investment in AGL including associated funding and deferred tax balances.

Alinta's equity accounted investments include AIH, United Energy Distribution, Multinet Gas and the Dampier Bunbury Natural Gas Pipeline (refer Section 4.2(ii) for further details). Other investments include Alinta's interest in ASX listed company ShieldLiner Limited. The network licence and other intangibles relate primarily to AlintaGas Networks.

United Energy Distribution issued $124.5 million of redeemable preference shares to Alinta as part of the Aquila transaction in July 2003. Each redeemable preference share was issued at $99 and was stapled to an ordinary share at a $1.00 issue price. The preference shares are redeemable 20

years from the date of issue and attracts dividend income of approximately $16.3 million per annum (refer Section 4.3).

4.5 Capital Structure and Ownership

As at 26 July 2006 Alinta had the following securities on issue:

- 264,586,609 ordinary shares;
- 8,003,267 options over unissued ordinary shares; and
- 534,631 RePS.

At 30 June 2006 there were 92,887 registered shareholders with the top twenty shareholders accounting for approximately 29% of the ordinary shares on issue. The top shareholders are principally institutional nominee companies or publicly listed investment companies. Alinta has a significant retail investor base with approximately 93% of registered shareholders holding less than 5,000 shares although these shareholders represent only approximately 40% of shares on issue. Alinta shareholders are predominantly Australia based investors (over 99% of registered shareholders and 99% of shares on issue).

The largest shareholder in Alinta is Barclays Global Investors Australia Limited which at 14 August 2006 had a 4.85% shareholding (12,824,609 shares). In addition, Babcock & Brown Limited (an ASX listed financial services company with infrastructure interests) is believed to have an interest of approximately 3% in Alinta and, as a consequence of acceptances for the AGL Offer, AGL currently has a relevant interest in Alinta.

Alinta has operated a dividend reinvestment plan since late 2004. It has a historical participation rate of around 24%.

Under the Alinta Executive Option Plan nominated executives can be eligible for a grant of options as part of Alinta's long term incentive plan. All options expire ten years after grant or (for example) upon termination of employment. The options issued prior to 2005 are exercisable in tranches upon the first, second and third anniversary of grant. Options issued in 2005 are exercisable three years from grant. Except in the case of special circumstances (e.g. death or permanent disablement or a significant change in the ownership of Alinta as confirmed by the board) the exercise of the options is also subject to the satisfaction of specific performance hurdles. Options currently outstanding are set out below. As at 26 July 2006 1,450,285 of these options were exercisable.

	Alinta – Options on Issue at 26 July 2006	
Grant Date	**Exercise Price**	**Outstanding**
5 March 2002	$3.6449	146,285
4 March 2003	$3.8645	556,000
8 May 2003	$4.5177	260,000
17 September 2003	$5.7609	75,000
26 March 2004	$6.0633	1,219,000
4 May 2005	$9.1774	3,281,362
1 December 2005	$11.1134	63,776
19 June 2006	$10.4664	2,401,844
		8,003,267

Source: Alinta

The Alinta RePS were issued in July 2003 and are listed on the ASX. At 30 June 2006 there were 8,427 registered holders of RePS and trading closed at $165.10. The RePS are perpetual instruments that carry a non-cumulative fully franked dividend (currently equal to 5.755% per annum) and rank in priority to ordinary shares. Particular terms (including the dividend rate) may be varied by Alinta on a pre-determined reset date, the first of which is 30 September 2006. On 19 July 2006, in accordance with the terms of issue, Alinta has issued a formal notice to convert the RePS into ordinary shares on this basis of 16.4064 ordinary shares for each RePS. As a consequence, approximately 8,771,370 ordinary shares will be issued on 31 August 2006.

4.6 Share Price History

A summary of the price and trading history of Alinta since 17 October 2000 is set out below:

Alinta – Share Price History					
	Share Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2000 (from 17 October)	3.07	2.54	2.98	4,541	1,686
2001	3.77	2.74	3.40	1,028	433
2002	4.28	3.33	3.98	813	379
2003	6.39	3.90	6.23	2,789	711
2004	8.27	5.50	8.23	5,432	1,926
2005	12.34	8.12	11.15	4,034	2,191
Month ended					
January 2006	11.19	10.40	10.85	3,334	2,714
February 2006	11.22	10.25	11.12	5,828	3,630
March 2006	11.10	10.26	10.98	6,077	3,120
April 2006	11.70	10.86	11.40	6,976	2,631
May 2006	11.50	10.10	10.35	3,025	2,394
June 2006	10.81	10.20	10.43	3,840	2,138
July 2006	10.48	9.82	10.34	2,915	2,490
August 2006 (to 18 August)	11.00	10.18	10.79	3,342	2,738

Source: IRESS

Note: Share prices adjusted for the full repayment of the stapled loan note in June 2001 and a rights issue in March 2004.

The following graph illustrates the movement in the Alinta share price and trading volumes since listing on 17 October 2000:


Alinta - Daily Share Price and Trading Volume
(17 October 2000 - 18 August 2006)
Share Price ($)
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Daily Volume (000s)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Oct-00 Apr-01 Oct-01 Apr-02 Oct-02 Apr-03 Oct-03 Apr-04 Oct-04 Apr-05 Oct-05 Apr-06

Source: IRESS

Note: Share prices adjusted for the full repayment of the stapled loan note in June 2001 and a rights issue in March 2004.

Alinta's shares listed at a premium to its offer price ($2.25 for retail investors and $2.45 for institutional investors) and over the next two and a half years the share price rose steadily to around $4.25 (on an unadjusted basis). Alinta announced the Aquila transaction on 23 April 2003 and overnight on 30 April 2003 placed 8 million ordinary shares to part fund the buyback of 36 million shares from WA Gas Holdings Pty Limited (part of the Aquila transaction). This led to a surge in trading and a 3% price increase.

Over the next nine months, assisted by the increased free float, the Alinta share price rose to around $7.00 (unadjusted) and ran up to $7.60 (unadjusted) in the first two weeks of March 2004.

Alinta announced the acquisition of the Duke Energy assets on 15 March 2004 and initial market concern over the price paid saw the share price decline to around $5.50. The share price recovered to around $7.50 in August 2004 on the back of Alinta's decision to pay fully franked dividends for the 2004 and 2005 years and postpone a proposed stapled security restructuring as well as the announcement that an Alinta led consortium had emerged as the preferred bidder for the Dampier Bunbury Natural Gas Pipeline. Following the announcement of strong financial performance in October 2004 Alinta's share price rose, hitting $10.00 for the first time on 2 June 2005. In mid-August 2005 Alinta's share price again rose materially following announcement of strong half yearly results and the initial public offering of AIH.

Since August 2005, Alinta has traded broadly in the range of $10.00 to $12.00 (at a weighted average price of $10.90) with an all time high of $12.34 in intraday trading on 4 October 2005:



Alinta - Daily Share Price and Trading Volume
(30 June 2005 - 18 August 2006)
Share Price ($)
Daily Volume (000s)
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
6,000
5,000
4,000
3,000
2,000
1,000
0
AIH spinout announced
Alinta acquires 19.9% in AGL
Proposed restructuring announced
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06

Source: IRESS

Market speculation of Alinta's interest in AGL in December 2005/January 2006 was confirmed in February 2006. Since then until the proposed transaction was announced on 26 April 2006, Alinta shares have traded broadly around $11.00. The market reacted favourably to the announcement of the proposed transaction on 26 April 2006 and Alinta's shares rose to around $11.50. Subsequently, the Alinta share price declined to around $10.50 (with a volume weighted average price from 1 May 2006 to 30 June 2006 of $10.65). This decline in part reflects the market correction during May 2006 which followed an Australian interest rate rise and falls on the United States stock market (the S&P/ASX 200 Industrial Index fell by 5.4% from 11 May 2006 to 30 June 2006). During July 2006 Alinta share prices declined and on 17 July 2006 reached a low of $9.82 in intraday trade (the lowest trading since the announcement of the AIH spin-out in August 2005). The share price decline is considered to be the result of hedge fund activity (i.e. closing out positions) which has been accentuated by the lack of recent news from Alinta. The share price has since recovered hitting a three month high of $11.00 on 8 August 2006 and closing at $10.79 on 18 August 2006.

Alinta is a reasonably liquid stock with no restrictions on free float. Average weekly volume over the twelve months prior to acquisition of its 19.9% interest in AGL represented approximately 1.6% of shares on issue or annual turnover of around 82% of total issued capital.

Alinta is a top 100 company, a member of all major indices and has no limitations on free float. Since January 2001 (and particularly since early 2003) it has consistently outperformed the S&P/ASX 200 Industrial Index and the S&P/ASX 200 Utilities Index (of which it represents approximately 14%):


Alinta vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(17 October 2000 - 18 August 2006)
500
450
400
350
300
250
200
150
100
50
0
Oct-00 May-01 Dec-01 Jul-02 Feb-03 Sep-03 Apr-04 Nov-04 Jun-05 Jan-06 Aug-06
Alinta - - - S&P/ASX 200 Industrial — - S&P/ASX 200 Utilities

Source: IRESS

From June 2005 to mid January 2006 Alinta broadly performed in line with the S&P/ASX 200 Utilities Index (except for out performance in the period in which the AIH public offering was announced). With AGL representing approximately 44% of the S&P/ASX 200 Utilities Index, this index mirrors movements in AGL's share price. In the period since announcement of AGL's demerger proposal to the general market correction during May 2006, Alinta underperformed this index:


Alinta vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(30 June 2005 - 18 August 2006)
140
135
130
125
120
115
110
105
100
95
90
AGL demerger announcement
Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06
Alinta - - - S&P/ASX 200 Industrial — - S&P/ASX 200 Utilities

Source: IRESS

During May 2006 Alinta's share price declined by 6.9%, underperforming the S&P/ASX 200 Industrial Index (fall of 5.4%) and the S&P/ASX 200 Utilities Index (fall of 4.6%). Until August 2006 Alinta generally performed in line with the S&P/ASX 200 Industrial Index and underperformed the S&P/ASX 200 Utilities Index. However, during August 2006 it has outperformed both indices.

5 Profiles of Companies Following Implementation

5.1 New AGL

5.1.1 Operations and Strategy

New AGL will be a large listed Australian energy company with operations across eastern Australia as well as Western Australia (via its 33% interest in AlintaAGL) and Papua New Guinea. It will comprise AGL's current retail, wholesale and generation assets (described in Section 3.2(i)) but will also have a 50% interest in the proposed greenfields development PNG Australian Gas Pipeline (described in Section 3.2(ii)) and a 33% interest in AlintaAGL (described in Section 5.3). A detailed description of New AGL is set out in Section 2 of the AGL Scheme Booklet and the following points should be noted:

- full ownership of AlintaAGL may transfer to New AGL over the next five years (refer Section 5.3.3); and
- the focus is project delivery for the PNG Australian Gas Pipeline, not long term ownership.


New AGL Operating Structure
New AGL
Generation/Supply
Retail
Asset Ownership
Electricity
Gas Fired Power Stations
Loy Yang Power (32.5%)
Renewable Power Generation
Wholesale Electricity
AlintaAGL (33%) (Cogeneration)
NSW, VIC, SA, QLD
ActewAGL Retail (50%)
AlintaAGL (33%) (Retail)
Gas
Sydney Gas JV (50%)
PNG Upstream Gas Project (10%)
Moranbah Gas Project (50%)
HC Extractions
Wholesale Gas
NSW, VIC, SA, QLD
ActewAGL Retail (50%)
AlintaAGL (33%) (Retail)
Elgas (50%)
PNG Australian Gas Pipeline (50%)[1]

Note: (1) APT holds a first right to purchase an interest of at least 10% in the PNG Australian Gas Pipeline (see Section 3.2(ii)).

New AGL will continue to pursue the full service energy model to further grow its position in the competitive retail and merchant sectors of the energy market. It will be Australia's largest energy retailer with approximately 2.8[34] million energy customer accounts (of which over one million would be dual fuel accounts). It will own, and operate under, the "AGL" brand. New AGL will have approximately 1,800 employees.

New AGL's business strategy is to deliver consistent growth in earnings per share and total shareholder returns. Supported by a portfolio of generation assets, upstream gas investments and wholesale electricity and gas supply contacts, New AGL will seek to

[34] 3.5 million if ActewAGL Retail and AlintaAGL customer accounts are included.

expand its retail and wholesale activities while controlling key business risks such as the security of gas supply and wholesale gas and electricity prices. In particular, it will pursue expansion of its retail base in Queensland by participating in the recently announced Queensland government sales process and the introduction of full retail contestability is introduced, anticipated to be in July 2007. It will also continue to pursue improvements in its systems and processes in order to improve customer service and profitability.

5.1.2 Earnings and Dividends

The pro forma financial performance of New AGL for the two years ended 30 June 2006 and the forecast financial performance for the year ending 30 June 2007 are summarised below:

New AGL – Pro Forma Financial Performance ($ millions)

	Year end 30 June		
	2005 actual pro forma	**2006 actual** pro forma	**2007 forecast** pro forma
Revenue	**3,550**	**3,804**	**4,188**
EBITDA			
- Retail Energy		201	203
- Wholesale Energy			
- Wholesale Gas and Electricity and Power Generation		178	214
- Upstream Gas[36]		104	278
		282	492
- Other		4	8
EBITDA	**306**	**487**	**703**
Depreciation and amortisation	(46)	(92)	(170)
EBIT	**260**	**395**	**533**
Equity accounted profits:			
- ActewAGL Retail[37]		15	12
- Elgas		13	13
- AlintaAGL		-	10[38]
	32	28	35
Operating profit before interest and tax	**292**	**423**	**568**
Net interest expense	(6)	31	(61)
Operating profit before tax	**286**	**454**	**507**
Income tax expense	(93)	(149)	(195)
Profit after tax attributable to New AGL shareholders	**193**	**305**	**312**
Statistics			
Earnings per share[39]	*42.2¢*	*66.9¢*	*77.6¢*
Dividends per share[40]	*na*	*40.1¢*	*50.4¢*
Payout ratio	*na*	*60%*	*61%*
Amount franked	*na*	*100%*	*100%*
Revenue growth	*na*	*7.2%*	*10.0%*
EBITDA growth	*na*	*59.2%*	*44.4%*
EBIT growth	*na*	*51.9%*	*34.9%*
EBITDA margin	*8.6%*	*12.8%*	*16.8%*
EBIT margin	*7.3%*	*10.4%*	*12.7%*
Interest cover	*nmf*	*nmf*	*11.5x*

Source: AGL Scheme Booklet and Grant Samuel analysis

35 There is no profit contribution due from the 50% interest in the PNG Australian Gas Pipeline until after 2009.

36 Upstream Gas comprises the PNG Upstream Gas Project, Sydney Gas Joint Venture, Moranbah Gas Project and HC Extractions.

37 ActewAGL Retail's earnings are New AGL's share of EBIT from the joint venture.

38 AlintaAGL's earnings are New AGL's share of net profit after tax of AlintaAGL for the period from 25 October 2006.

39 Based on weighted average shares on issue in 2005/06 of 456.1 million and in 2006/07 of 402.3 million assuming the effective cancellation of 78,904,997 of Alinta's shareholding on implementation on 25 October 2006.

40 Based on paying out 60% of net profit after tax in 2005/06 and 61% in 2006/07.

The financial information for New AGL has been prepared under AIFRS on the following basis:

- other than restating the actual results on an AIFRS basis there were no other pro forma adjustments to the 2004/05 results. There were no pro forma adjustments to the 2005/06 results;
- 2005/06 includes seven months of trading from the acquisition of Southern Hydro effective 1 December 2005 and profit contribution from the PNG Upstream Project from 16 January 2006;
- the 2006/07 forecast information takes into consideration New AGL's operating results and trading conditions for the period to 30 June 2006;
- assumes that the proposed transaction is implemented on 25 October 2006 (i.e. New AGL effectively assumes approximately $970 million of net debt and acquires the 33% interest in AlintaAGL on 25 October 2006);
- accounting entries as a result of the application of AASB139 "Financial Instruments: Recognition and Measurement" have been excluded;
- excludes discontinued operations, non-recurring items and significant items. In particular, in 2005/06 it excludes any allowance for transaction costs associated with the proposed demerger, the Alinta Offer, the AGL Offer and the proposed transaction. In 2006/07 it excludes any allowance for transaction costs associated with the proposed transaction;
- reflects an allocation of 70% of AGL's unallocated corporate overheads; and
- excludes any allowance for future cost savings identified by AGL.

Detailed financial information for New AGL (including detailed assumptions underlying the forecasts) is set out in Section 2 of the AGL Scheme Booklet. The pro forma historical and forecast financial information has been prepared by AGL and reviewed by Deloitte and Deloitte Corporate Finance respectively. Deloitte's Investigating Accountant's Report and Deloitte Corporate Finance's Review of Directors' Pro Forma Financial Forecasts are set out in Annexures D and E respectively to the AGL Scheme Booklet.

New AGL is forecasting an increase in overall operating profit before interest and tax of approximately 34% in 2006/07. The main factors driving this improvement are:

- the first full year contributions from:
  - Southern Hydro which was acquired in December 2005 and is reflected in the increased contribution from Power Generation. The acquisition has the benefit of reducing AGL's wholesale electricity supply costs as existing hedge contracts expire and the Southern Hydro power stations are able to be fully integrated. These benefits are expected to emerge over a five year period; and
  - the PNG Upstream Gas Project which was acquired effective 16 January 2006 and Moranbah Gas Project which was acquired in June 2006. The contributions from these acquisitions are reflected in the substantial increase in the contribution from Upstream Gas;
- improved contribution from Loy Yang reflecting the benefits achieved as a result of its refinancing in November 2005; and
- the initial contribution from the 33% interest in AlintaAGL.

New AGL's effective tax rate in 2006/07 is forecast to be approximately 39% due to the tax rates applicable to its interest in the PNG Upstream Gas Project (e.g. there is a 50% tax rate on oil income in Papua New Guinea). New AGL's effective tax rate is expected to

normalise beyond the forecast period as the contribution from other businesses increases proportionally to the contribution from Papua New Guinea oil revenue.

The level of future dividend payments is a matter for the board of New AGL depending on financial and other circumstances at the time. AGL anticipates that New AGL will distribute approximately 61% of 2006/07 net profit after tax as franked dividends to shareholders. Dividends are anticipated to be paid twice yearly (March and September) with New AGL's first dividend being for the period from implementation to 31 December 2006, payable in March 2007.

5.1.3 Financial Position

The pro forma financial position of New AGL as at 30 June 2006 is summarised below:

New AGL – Pro Forma Financial Position ($ millions)	
	Pro Forma as at 30 June 2006
Debtors (net), prepayments and other assets	455.0
Unbilled revenue	426.6
Inventories	26.8
Creditors, provisions and other liabilities	(513.3)
Financial liabilities (net)	(75.5)
Net working capital	**319.6**
Property, plant and equipment (net)	988.7
Equity accounted investments in associates and joint venture entities	589.7
Exploration and evaluation assets	51.5
Oil and gas interests	633.4
Intangibles	2,051.9
Other assets (net)	9.1
Provisions	(28.9)
Financial assets (net)	8.1
Deferred tax liabilities (net)	(127.4)
Total funds employed	**4,495.7**
Cash	64.7
Interest bearing liabilities (incl. customer deposits)	(1,345.4)
Net borrowings	**(1,280.7)**
Net assets attributable to New AGL shareholders	**3,215.0**
Statistics	
Shares on issue (million)	*377.0*
Net assets per share	*$8.53*
NTA per share	*$3.09*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*28.5%*

Source: AGL Scheme Booklet and Grant Samuel analysis

The pro forma financial position of New AGL has been prepared on the basis that the proposed transaction was implemented on 30 June 2006. Specifically, it:

- reflects the effective assumption of approximately $970 million of Alinta's debt;
- reflects the use of $400 million in external debt to fund the 33% interest in AlintaAGL (at a cost of $367 million);
- reflects the acquisition of the 50% interest in the Moranbah Gas Project; and
- excludes any allowance for transaction costs in relation to the proposed transaction (all of which are expected to be incurred by AGL prior to implementation).

A detailed pro forma financial position (including a description of the assumptions and adjustments made) is set out in Section 2 of the AGL Scheme Booklet. The pro forma financial position has been prepared by AGL and reviewed by Deloitte. Deloitte's Investigating Accountant's Report is set out as Attachment D to the AGL Scheme Booklet.

The pro forma financial position shows New AGL will have net external borrowings of approximately $1.3 billion and book gearing of 28.5%. It is intended that New AGL will adopt a capital structure consistent with maintaining a BBB long term credit rating and therefore remain "investment grade" enabling it to access public debt markets and trade in the wholesale energy market, particularly with government entity counterparties. Standard & Poor's has stated that it expects to assign New AGL a BBB Stable credit rating upon implementation of the proposed transaction.

The nature of the activities undertaken by New AGL necessitates the management of wholesale electricity and oil price risk through a substantial hedging portfolio. New AGL will continue to operate in accordance with existing AGL board approved hedging guidelines. Details of the derivative portfolio and the approach to hedging are set out in detail in Section 2 of the AGL Scheme Booklet.

Where necessary New AGL will also use derivative financial instruments to manage any exposure to interest rate and foreign exchange risk in accordance with existing board approved guidelines. Furthermore, following the acquisition of the 10% interest in the PNG Upstream Gas Project, AGL has, and will continue to need to manage the exposure to fluctuations in oil prices and the A$/US$ exchange rate. Further detail is provided in the AGL Scheme Booklet.

5.1.4 Directors and Management

New AGL's board will comprise executive director Paul Anthony (Managing Director and Chief Executive Officer) and five of the seven current non-executive directors of AGL (Mark Johnson (Chairman), Charles Allen, Carolyn Hewson, Max Ould and Graham Reaney).

The current AGL senior management will continue to manage New AGL (except that the current chief financial officer, Greg Hayes and company secretary, Jane McAloon have resigned and will leave during August/September 2006). Paul Anthony will be the chief executive officer and Stephen Mikkelsen will be the chief financial officer.

5.1.5 Capital Structure and Ownership

Following implementation of the proposed transaction New AGL will have 377,005,467 ordinary shares on issue. Former AGL shareholders (except Alinta) will collectively hold 100% of the New AGL shares on issue.

Barclays Global Investors Australia Limited is expected to be the largest substantial shareholder with a relevant interest of approximately 7.4% (based on its substantial shareholder notice dated 15 February 2006).

5.1.6 Cost Saving Programmes

New AGL will continue to implement the cost savings programmes commenced in AGL's Retail Energy and Corporate divisions (see Section 3.2). These programmes include cost savings of:

- $50-60 million per annum to be achieved through a business model simplification project to be implemented over a 2-3 year period; and
- $10 million per annum from IT efficiencies on the separation of the IT functions for the energy and infrastructure businesses.

In addition, in August 2006 a programme involving the restructuring of overheads, removing management layers and streamlining the organisation was commenced. The objective of this programme is to reduce costs and to increase efficiency and responsiveness. The potential cost savings from this programme have not yet been fully quantified but are in addition to the those anticipated under existing programmes.

5.2 New Alinta

5.2.1 Operations and Strategy

New Alinta will be the largest Australian energy infrastructure owner and operator with around $14 billion of infrastructure assets under management (including AIH). It will have operations throughout Australia encompassing:

- interests in energy distribution and transmission;
- contracted generation/supply assets;
- interests in marketing and retailing of energy in Western Australia; and
- energy infrastructure management and services.

New Alinta will comprise Alinta's current wholesale energy activities, infrastructure assets and asset management services (described in Section 4.2), AGL's current infrastructure assets (except for the proposed PNG Australian Gas Pipeline) (described in Section 3.7) and a 67% interest in AlintaAGL (described in Section 5.3). Immediately following implementation of the transaction New Alinta will have approximately 3,300 employees.


New Alinta Operating Structure
New Alinta
Generation/Supply
Retail
Infrastructure
Services
Electricity
Wholesale Electricity (VIC)
AlintaAGL (67%) (Cogeneration)
AlintaAGL (67%) (Retail Electricity)
VIC Distribution Network
ActewAGL (50%) (Distribution)
Contracted Generation (Wattle Point/Cawse)
United Energy Distribution (34%)
AIH (20%)
Alinta Asset Management
Alinta Power Services
Agility
Gas
Wholesale Gas (NSW, VIC, TAS)
AlintaAGL (67%) (Retail Gas)
Wesfarmers LPG
NSW Distribution Network
ActewAGL (50%) (Distribution)
AlintaGas Networks (74.1%)
Gas Valpo (Chile)
Australian Pipeline Trust[1] (40.25%)
Multinet Gas (20.1%)
Dampier Bunbury Natural Gas Pipeline (14.3%)
AIH (20%)
Alinta Asset Management
Agility
Water
Agility

Note: (1) New Alinta's interest in APT comprises the 30% acquired from AGL under the proposed transaction and 10.25% acquired by Alinta on market during August 2006. In accordance with the court enforceable undertakings agreed with the ACCC, New Alinta is required to divest all units in APT by an agreed date.

Full ownership of AlintaAGL may transfer to New AGL over the next five years (refer Section 6.4). Alinta's interest in AGL will effectively be cancelled as part of the proposed transaction. Accordingly, there will be no cross ownership between New Alinta and New AGL. However, there will be some contractual business relation (e.g. New AGL will take all the electricity generated by Wattle Point Wind Farms).

New Alinta will continue to pursue the business strategy of optimising core businesses and pursuing new growth opportunities. In this regard, the current relationship between Alinta and AIH will be maintained (as evidenced in a binding memorandum of understanding executed on 14 August 2006) and discussions are to commence regarding the possible acquisition by AIH of some of the AGL infrastructure assets. Post implementation, New Alinta intends to review its structure and operations and implement proposals to improve performance. To this end, New Alinta estimates that synergies of at least $60 million per annum ($55 million in present value terms) will be realised by 2009 from reductions in staffing, outsourcing and cost management (see Section 5.2.6).

5.2.2 Earnings and Dividends

The pro forma forecast financial performance of New Alinta for the two years ending 31 December 2007 is summarised below:

New Alinta – Pro Forma Financial Performance ($ millions)		
	Year ending 31 December	
	2006 pro forma	**2007 pro forma**
Revenue	**2,096.7**	**2,315.7**
EBITDA		
- Energy Distribution	388.5	391.5
- Asset Management Services	176.8	226.7
- Energy Markets	87.2	84.4
- Power Generation	18.9	49.4
- Wesfarmers LPG	20.3	29.3
- Other[41]	(34.5)	(47.9)
EBITDA	**657.2**	**733.4**
Depreciation and amortisation	(108.4)	(128.4)
EBIT	**548.8**	**605.0**
Other income	16.3	16.3
Equity accounted profits[42]	62.1	63.8
Significant items[43]	(63.9)	(1.9)
Operating profit before interest and tax	**563.3**	**683.2**
Net interest expense	(262.4)	(270.6)
Operating profit before tax	**300.9**	**412.6**
Income tax expense	(86.8)	(116.9)
Profit after tax	**214.1**	**295.7**
Outside equity interests[44]	1.4	2.8
Profit after tax attributable to New Alinta shareholders	**215.5**	**298.5**
Statistics		
Earnings per share[45]	*52.0¢*	*59.0¢*
Dividends per share	*46.0¢*	*50.0¢*
Payout ratio	*88.5%*	*84.7%*
Amount franked	*100%*	*100%*
Revenue growth		*10.4%*
EBITDA growth		*11.6%*
EBIT growth		*10.2%*
EBITDA margin	*31.3%*	*31.7%*
EBIT margin	*26.2%*	*26.1%*
Interest cover	*2.5x*	*2.7x*

Source: AGL Scheme Booklet, Alinta Scheme Booklet and Grant Samuel analysis

41 Other includes unallocated expenses and corporate head office costs.

42 Including 50% share of profits of ActewAGL Distribution and 30% share of profits of APT.

43 Significant items include one-off restructuring costs including redundancy costs (primarily relating to Asset Management Services), transaction costs and IT transition costs.

44 Relates to New AGL's 33% interest in AlintaAGL.

45 Basic earnings per share before significant items. Based on weighted average number of shares on issue of 498.4 million shares in 2006 and 509.4 million in 2007.

The New Alinta Forecast has been prepared on the following basis:

- assumes proposed transaction is implemented on 1 January 2006;
- includes financial performance for AGL Infrastructure (as set out in Section 5.2.7) aligned to 31 December year end primarily by adjusting for seasonality in the gas networks;
- consolidation of AlintaAGL and interest payable at a rate of 9.8% to New AGL on $247.0 million loan note facility extended to AlintaAGL;
- includes forecast cost savings and synergies of $22.6 million in 2006 and $55.2 million in 2007 (see Section 5.2.6) and associated costs to implement ($42.3 million in 2006 and $1.9 million in 2007);
- includes expensed transaction costs of $6.8 million in 2006;
- no allowance for Alinta's fully debt funded acquisition of a 10.25% interest in APT; and
- no allowance for APT's takeover offer for GasNet (announced on 22 August 2006).

Detailed pro forma forecast financial information for New Alinta is set out in Section 4 of the AGL Scheme Booklet and Section 3 of the Alinta Scheme Booklet. The pro forma financial information has been prepared by Alinta and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure C to the Alinta Scheme Booklet.

New Alinta will retain Alinta's accumulated franking credit balance (after allowing for the payment of dividend to Alinta shareholders prior to implementation). As almost all of New Alinta's taxable income will be generated in Australia, it is expected to be able to pay fully franked dividends.

The level of future dividend payments is a matter for the board of New Alinta depending on financial and other circumstances at the time. Dividends are anticipated to be paid twice yearly (March and September) with New Alinta's first dividend payable in March 2007.

5.2.3 Financial Position

The pro forma financial position of New Alinta as at 30 June 2006 is summarised below:

New Alinta – Pro Forma Financial Position ($ millions)	
	Pro Forma as at 30 June 2006
Debtors (net), prepayments and other assets	465.6
Inventories (net)	13.8
Creditors, provisions and other liabilities	(360.7)
Net working capital	**118.7**
Property, plant and equipment (net)	4,649.3
United Energy Distribution redeemable preference shares	124.5
Equity accounted investments	1,033.5
Goodwill and intangibles	2,189.6
Other receivables and investments	255.9
Deferred tax liabilities (net)	(358.9)
Tax provision	(1.3)
Provisions	(26.6)
Other liabilities (net)	(9.4)
Total funds employed	**7,975.3**
Cash	121.1
Interest bearing liabilities	(4,259.7)
Net borrowings	**(4,138.6)**
Net assets	**3,836.7**
Outside equity interests	(120.0)
Net assets attributable to New Alinta shareholders	**3,716.7**
Statistics	
Shares on issue (million)	*503.8*
Net assets per share	*$7.62*
NTA per share	*$3.27*
Gearing (net borrowings/shareholders' funds plus net borrowings)	*51.9%*

Source: AGL Scheme Booklet, Alinta Scheme Booklet and Grant Samuel analysis

The pro forma financial position of New Alinta has been prepared on the basis that the proposed transaction was implemented on 1 January 2006. Specifically, it:

- recognises all aspects of the proposed transaction including the acquisition of AGL Infrastructure (including net debt of $3.104 billion), realisation of the existing investment in AGL (i.e. 78,904,997 shares held effectively cancelled and either the exercise of the call options over the remaining Alinta shareholding in AGL or the sale of the 12 million AGL shares the subject of those options to GSJBW/UBS), the sale of a 33% interest in AlintaAGL and the transfer of approximately $970 million in debt to New AGL;
- recognises the $247 million loan notes payable to New AGL in relation to AlintaAGL and the 33% outside equity interest of New AGL in AlintaAGL;
- recognises conversion of the RePS;
- reclassification of Wattle Point Wind Farm to a finance lease;
- makes no allowance for Alinta's fully debt funded acquisition of a 10.25% interest in APT. At 22 August 2006, Alinta had acquired 28.6 million units at a cost of approximately $142.9 million; and
- makes no allowance for APT's takeover offer for GasNet.

A detailed pro forma financial position (including a description of the assumptions and adjustments made) is set out in Section 4 of the AGL Scheme Booklet and Section 3 of the Alinta Scheme Booklet. The pro forma financial position has been prepared by Alinta and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure C to the Alinta Scheme Booklet.

The pro forma financial position shows New Alinta will have net external borrowing of approximately $4.1 billion and gearing of 51.9%. Alinta has approached Standard &

Poor's with a view to obtaining a long term corporate credit rating of BBB for New Alinta (Alinta's current rating is BBB on a negative credit watch). On this basis New Alinta would remain "investment grade" enabling it to access public debt markets.

5.2.4 Directors and Management

New Alinta's board will consist of a minimum of seven directors of whom at least three at implementation date must be acceptable to both Alinta and AGL. It is currently intended that the New Alinta board would comprise the seven current Alinta directors (John Poynton (Chairman), John Akehurst, Fiona Harris, Tim Healy, Tina McMeckan, Michael Wilkins and Bob Browning (Managing Director)).

Alinta's existing operational management team is to remain in place. Bob Browning and Stephen Pearce will continue as Chief Executive Officer and Chief Financial Officer respectively. Further details of this senior management team are set out in Section 3.6 of the AGL Scheme Booklet and Section 2.7 of the Alinta Scheme Booklet.

5.2.5 Capital Structure and Ownership

Following implementation of the proposed transaction New Alinta will have approximately the following securities on issue:

- 504,980,084[46] ordinary shares; and
- 8,003,267[47] options over unissued ordinary shares.

Former Alinta shareholders will collectively hold approximately 54% of the New Alinta ordinary shares and former AGL shareholders (except for Alinta) will collectively hold approximately 46%. On a fully diluted basis (i.e. assuming all Alinta options are exercised), AGL shareholders will hold shares equivalent to approximately 45% of New Alinta and Alinta shareholders will hold 55%.

Barclays Global Investors Australia Limited which holds interests of 4.85% and 6.08% respectively in Alinta and AGL is expected to be the only substantial shareholder in New Alinta with a relevant interest of approximately 6%.

5.2.6 Cost Savings and Synergy Benefits

Alinta has estimated that synergies of $60 million per annum will be realised from the integration of the AGL Infrastructure assets by 2009 (i.e. $55 million in present value terms). These synergies are expected to be derived primarily from reductions in staffing, elimination of duplication and the benefits from increased scale (e.g. in procurement) and a review of corporate support functions (e.g. IT, administration, property costs and management practices). In particular, it is expected that the combination of the asset management businesses will generate approximately $54.0 million of the savings with corporate services accounting for $6 million per annum. These cost savings are expected to emerge by 2009. The once-off cost to achieve these synergies has been estimated at $35.6 million (primarily relating to redundancies) with one-off IT transition and set up costs of $6.55 million in 2006 and $1.9 million in 2007 (see Section 4.6 of the AGL Scheme Booklet and Section 3.6 of the Alinta Scheme Booklet).

In addition, New Alinta will be able to take advantage of the tax benefits from the ability to write up the cost basis of AGL's gas and electricity networks as a result of the proposed transaction. The increased cost basis would then eligible to be depreciated for tax purposes, giving rise to substantial tax savings for the acquirer (relative to the tax currently paid by AGL) (see Section 7.3.1 of this report for more details on the tax uplift).

[46] After allowing for conversion of Alinta RePS and an assumed level of participation in the dividend reinvestment plan for Alinta's interim dividend.

[47] The Alinta options are to effectively be cancelled in exchange for New Alinta options substantially on the same terms and value. The number of New Alinta options on issue following implementation is currently uncertain and will not be determined until closer to that time.

5.2.7 AGL Infrastructure

Financial Performance

For the purposes of the Alinta Scheme Booklet, Alinta has presented financial historical information for AGL Infrastructure for the two years ended 30 June 2006 and a pro forma financial forecast for the year ending 30 June 2007. In doing so Alinta has had regard to financial information for AGL Infrastructure on a 30 June year end basis provided by AGL.

Alinta's pro forma financial performance for AGL Infrastructure for the three years ending 30 June 2007 is summarised below:

AGL Infrastructure – Pro Forma Financial Performance ($ millions)			
	Year end 30 June		
	2005 actual pro forma	2006 actual pro forma	2007 forecast pro forma
Revenue[48]	**770.3**	**853.7**	**956.9**
EBITDA			
- Gas Networks	204.4	192.6	201.9
- Electricity Networks	103.0	106.7	99.4
- Agility	66.8	76.2	85.3
- Gas Valpo	8.5	20.3	21.6
- Power Generation[49]	5.6	14.6	21.3
- Other	2.8	1.6	1.4
EBITDA	**391.1**	**412.0**	**430.9**
Depreciation and amortisation	(113.1)	(113.6)	(125.4)
EBIT	**278.0**	**298.4**	**305.5**
Equity accounted profits:			
- ActewAGL Distribution[50]	32.5	33.9	34.2
- APT	19.2	21.8	19.3
	51.7	55.7	53.5
Operating profit before interest and tax	**329.7**	**354.1**	**359.0**
Statistics			
Revenue growth	*na*	*10.8%*	*12.1%*
EBITDA growth	*na*	*5.3%*	*4.6%*
EBIT growth	*na*	*7.3%*	*2.4%*
EBITDA margin	*50.8%*	*48.3%*	*45.0%*
EBIT margin	*36.1%*	*35.0%*	*31.9%*

Source: AGL Scheme Booklet, Alinta Scheme Booklet and Grant Samuel analysis

The financial information for AGL Infrastructure has been presented by Alinta on the following basis:

- prepared only to operating profit before interest and tax level as the future funding structure will differ to prior years;
- historical financial information has been derived from information provided by AGL which is extracted from the audited financial statements of AGL, adjusted to reflect changes in operations and excluding the impact of significant one-off transactions; and
- the forecast financial performance as provided by AGL.

Detailed forecast financial information for AGL Infrastructure (including detailed assumptions underlying the forecasts) is set out in Section 4 of the AGL Scheme Booklet

48 Excluding intersegmental revenue.

49 Power Generation includes Wattle Point Wind Farm and Cawse Cogeneration Facility.

50 ActewAGL Distribution earnings are New Alinta's share of EBIT of the joint venture.

and Section 3 of the Alinta Scheme Booklet. The pro forma forecast financial information in relation to AGL Infrastructure was based on data provided by AGL for which AGL is responsible and PwC Securities reviewed that data. PwC Securities' Investigating Accountant's Report is set out in Annexure C to the Alinta Scheme Booklet.

Financial Position

The pro forma financial position of AGL Infrastructure as at 30 June 2006 is summarised below:

AGL Infrastructure – Pro Forma Financial Position ($ millions)	
	Pro Forma as at 30 June 2006
Debtors (net), prepayments and other assets	108.4
Inventories (net)	4.6
Creditors, provisions and other liabilities	(102.7)
Net working capital	**10.3**
Property, plant and equipment (net)	3,613.7
Equity accounted investments	786.7
Goodwill and other intangibles	350.5
Deferred tax liabilities (net)	(696.0)
Tax provision	(63.3)
Provisions	(23.6)
Other assets (net)	22.1
Total funds employed	**4,000.4**
Cash	44.3
Interest bearing liabilities	(3,148.7)
Net borrowings	**(3,104.4)**
Net assets	**896.0**

Source: AGL Scheme Booklet and Alinta Scheme Booklet

A detailed pro forma financial position (including a description of the assumptions and adjustments made) is set out in Section 4 of the AGL Scheme Booklet and Section 3 of the Alinta Scheme Booklet. The pro forma financial position of AGL Infrastructure is based on data provided by AGL. PwC Securities has reviewed that data. PwC Securities' Investigating Accountant's Report is set out as Attachment C to the Alinta Scheme Booklet.

5.3 AlintaAGL

5.3.1 Operations

Under the proposed transaction AlintaAGL is to be formed as a joint venture company between New AGL and New Alinta. It will comprise Alinta's Retail Energy businesses (known in this report as "WA Retail") and Cogeneration interests which are described below:

WA Retail

WA Retail is a retailer of gas and electricity in Western Australia under the "Alinta" brand. Alinta is the incumbent retailer of gas in the state but only commenced electricity sales in July 2005.

- **Retail Gas**

WA Retail sources natural gas from the North West Shelf gas fields, offshore of Dampier in Western Australia. The gas is delivered to the populated areas of Western Australia through the Dampier Bunbury Natural Gas Pipeline to customers in the South Western coastal area and through the Goldfields Pipeline to customers in the Kalgoorlie-Boulder area via AlintaGas Networks. WA Retail does not market to customers outside these areas. In addition, WA Retail supplies customers in Albany with reticulated LPG.

The residential gas market in Western Australia is relatively mature. The distribution network passes approximately 73% of homes in the state and, of these, approximately 82% have a gas connection. WA Retail has approximately 540,000 customers, of which approximately 530,000 are residential customers (using gas primarily for water heating) with the remainder being commercial and industrial users. The customer base has grown by approximately 20,000 customers per year over the last five years reflecting the strong population growth in Perth and surrounding areas. Notwithstanding that, approximately 80% of gas sold by WA Retail is supplied to commercial and industrial customers with a small number of large contracted industrial customers accounting for approximately 30% of total gas volume.

WA Retail sold approximately 50 petajoules (PJ) of gas in the year ended 31 December 2005. Historical and forecast gas volumes are shown below:

WA Retail – Volume of Gas Sold (PJ)

Segment	Year end 31 December					
	2002 actual	2003 actual	2004 actual	2005 actual	2006 forecast	2007 forecast
Industrial and large commercial	33.6	34.2	35.8	37.8	40.0[51]	40.2[51]
Residential	9.2	9.7	10.1	10.9	10.8	11.2
Small and medium business	1.9	1.9	1.9	2.1	2.2	2.2
Total	**44.7**	**45.8**	**47.8**	**50.8**	**53.0**	**53.6**
Statistics						
Volume growth	*na*	*2.5%*	*4.4%*	*6.3%*	*4.3%*	*1.1%*

Source: Alinta

WA Retail's gas sales volumes have grown steadily in recent years with further growth expected from:

- increasing demand from industrial users, particularly in the mining sector; and
- new residential connections driven by population growth in Western Australia.

[51] Forecast gas volumes for the industrial and large commercial segment includes 0.6 PJ sold to AlintaGas Networks.

WA Retail's sales volumes growth is forecast to be relatively flat in 2007 reflecting customer churn expected from increased competition in the residential and small commercial retail sector. Although accounting for a minority of gas volume, residential customers are an important contributor to WA Retail's profits. The ongoing success of WA Retail's activities is dependent on:

- renewal of long term gas supply contracts to large industrial customers;
- managing the loss of profitable customers in the residential segment when full retail contestability occurs;
- maintaining and growing its customer base by securing new connections and minimising churn;
- matching the volume and price of negotiated gas supply arrangements to the volumes and tariffs of gas supplied to customers;
- continued cost control particularly in relation to the mass market (e.g. billing, enquiries, bad debt and other functions); and
- growth in the Western Australian gas market.

The market for large gas customers (i.e. usage greater than 1 TJ per annum) has been fully contestable in Western Australia since 1 January 2002. Full retail contestability for residential customers was introduced in 2004, however, Synergy (the government owned incumbent electricity retailer)[52] is currently excluded from selling to residential and small commercial customers (defined as using less than 1 TJ per year). This moratorium is expected to be amended by the State Government in mid-2007.

There are currently no competitors to WA Retail licenced for the residential segment in the areas serviced by AlintaGas Networks. WA Retail's competitor in the commercial and industrial segments is Synergy. As of December 2005, competitors had won approximately 10% of the contestable market from WA Retail. As the incumbent retailer, WA Retail expects to face increased competition which may have an impact on its market share and profit margins.

The maximum tariffs at which WA Retail may sell gas to residential customers are regulated and rise according to the national consumer price inflation index. WA Retail's current residential tariffs are at the regulated maximum level. Tariffs for industrial users are negotiated and typically contracted for periods of 2-5 years.

As a retailer to residential and small business customers, WA Retail relies on the recognition and image of the "Alinta" brand. WA Retail has committed significant financial resources to developing the brand, including sponsorships of the Fremantle Dockers and Perth Zoo.

To support recognition of the "Alinta" brand outside of natural gas, WA Retail also promotes a gas, plumbing and electrical fitting business (Alinta Assist) operated by an independent contractor. Alinta Assist employs tradesmen to fit gas appliances to residential and small business customer premises.

- **Retail Electricity**

WA Retail commenced electricity sales in July 2005 to customers in the South West Interconnected System (the network covering the south western area of Western Australia and the Goldfields region surrounding Kalgoorlie).

[52] Synergy retails electricity in the south western area of Western Australia. Synergy was formed on the disaggregation of Western Power Corporation in April 2006.

WA Retail sources electricity primarily from its own cogeneration plant at Pinjarra and the Alinta Wind Farm. Electricity may also be sourced from Verve Energy[53] and other Western Australian generators when required. Electricity is delivered to customers over the transmission and distribution network owned by Western Power Corporation.

The electricity market in Western Australia is partially deregulated, with full retail contestability for large customers (defined as usage exceeding 50 MWh per annum). However, the residential market is served exclusively by Synergy and retail contestability in this segment is not expected to be introduced prior to 2010. Tariffs in the contestable segment of the market are negotiated and typically contracted for 2-5 years. Small-use customer tariffs (currently not applicable to WA Retail) are regulated to not increase until at least 2009.

WA Retail competes with a number of other retailers including Synergy, Perth Energy and Griffin Coal. Competition for very large customer accounts (exceeding 8,000 MWh per annum) is particularly intense. WA Retail has approximately 1,000 electricity customers and, in a short period, has become a substantial market participant (it expects to supply approximately 20% of customer electricity demand by early 2007). WA Retail is seeking to grow its electricity market share but will do so in conjunction with the contracting of further generation capacity. Owning cogeneration assets substantially reduces WA Retail's price risk in sourcing electricity. However, some risk remains for occasional periods of very high demand (e.g. hot summer days). This issue is being addressed by the development of Wagerup Units 1 and 2 which will initially serve as peaking plants (see below).

The success of WA Retail's electricity business is dependent on:

- profitably acquiring new customers;
- matching the price and volume of customer demand with contracted generation capacity; and
- controlling costs (particularly in relation to billing, customer enquiries, bad debt and other functions).

WA Retail's position as the incumbent gas retailer is an important advantage for the electricity business. Existing relationships with gas customers and the use of the "Alinta" brand enable WA Retail to market more effectively to new customers and will be of significant value when the residential electricity market becomes contestable. Customer service costs are also reduced to the extent that WA Retail can bundle electricity and gas sales together for its customers.

Cogeneration

Alinta's cogeneration interests comprise both operational plant and plants under construction.

Alinta has entered into arrangements with Alcoa to develop cogeneration facilities at Alcoa's alumina refineries at Pinjarra and Wagerup in south-west Western Australia. The cogeneration facilities use natural gas to generate both electricity and steam. Under the arrangements Alinta builds and owns the facilities (on land purchased from Alcoa) while Alcoa sources gas requirements (in respect of steam off-take) and operates and maintains the cogeneration plants. All electricity produced is marketed by Alinta while the steam is used by Alcoa in the refineries.

[53] Verve Energy is the primary electricity generator in Western Australia and was also formed on the disaggregation of Western Power Corporation in April 2006





The commercial arrangements between Alinta and Alcoa provide Alinta with competitively priced electricity and Alcoa with both environmental and economic benefits in relation to steam production. The following facilities fall under the arrangements:

- Pinjarra Unit 1 (a 140 MW facility that was commissioned in late 2005) and Pinjarra Unit 2 (a 140 MW facility adjacent to Pinjarra Unit 1 which is under construction and is expected to commence operation in late 2006 and to be fully commissioned in February 2007). Both Pinjarra units are underpinned by electricity pre-sales; and
- Wagerup Units 1 and 2. These units are to provide a total of 351 MW of peak capacity and will initially serve as open cycle peaking plants, although they will be able to be converted to cogeneration at a later date. They are expected to be operational in open cycle mode by late 2007.

Commissioning of these units has underpinned Alinta's entry into the electricity retailing business in Western Australia.

Under the terms of operation for the Western Australian electricity market, the Wagerup cogeneration plants will receive capacity credits during each year of operation, effectively providing income to cover the capital cost of the open cycle gas turbines. Beyond that the business will receive revenue from a mix of capacity credits and electricity sales.

Cogeneration is considered the lowest cost form of electricity generation available in Western Australia. Alcoa's alumina refineries can support further cogeneration plants and represents considerable potential growth for AlintaAGL. Further opportunities to develop cogeneration units exist with the other parties operating alumina refineries in Western Australia.

Cogeneration plants are considered to be relatively low risk once operational. However, during the construction phase uncertainties exist in relation to matters such as cost of equipment (e.g. turbines), foreign exchange rates, availability of skilled labour, inclement weather and industrial disputes. Construction is financed by equity and limited recourse debt. The debt to capital ratio applied to date has been approximately 70%.

Alinta will seek to expand its cogeneration capacity while ensuring that it can profitably sell the electricity. Construction of further capacity is therefore governed to some extent by Alinta's ability to grow its retail electricity customer base.

5.3.2 Financial Information

New Alinta will fully consolidate AlintaAGL for accounting purposes and disclose an outside equity interest relating to New AGL's 33% interest in AlintaAGL. Detailed financial information relating to AlintaAGL has not been separately disclosed by either New Alinta or New AGL for the purposes of the proposed transaction but has been made available to Grant Samuel.

In relation to the forecast financial performance of AlintaAGL the following should be recognised:

- a loan note facility is being extended to AlintaAGL by New Alinta and New AGL in proportion to their shareholding to assist in the funding of the business;
- AlintaAGL commenced electricity retailing in July 2005 and the Pinjarra Unit 1 cogeneration facility was commissioned in March 2006. Pinjarra Unit 2 is expected to be fully commissioned in February 2007. Consequently, during the two years ended 31 December 2007 the revenue and profit contributions from electricity retailing and cogeneration will increase significantly;
- the balance of the development capital expenditure for Pinjarra Unit 2 will be paid in the six months to 31 December 2006; and

- AlintaAGL is committed to significant capital expenditure in the second half of 2007 in relation to the development of Wagerup Units 1 and 2. However, there will be no contribution to earnings from these units in the forecast period.

The key assumptions underlying the AlintaAGL forecast are reflected in the assumptions underlying the Alinta Forecast and set out in Section 3.3(d) of the Alinta Scheme Booklet.

5.3.3 Governance and Management

New AGL and New Alinta will initially hold interests of 33% and 67% respectively in AlintaAGL. Changes in these shareholdings are to be governed by a Subscription and Call Option Deed and Shareholders' Agreement. The management of and operation of AlintaAGL is to be governed by the operation of the Shareholders' Agreement and the AlintaAGL Business Services Agreement.

Under the Subscription and Call Option Deed, New AGL has been granted two call options to acquire New Alinta's interest in AlintaAGL over a five year period:

- a call option for 17% of AlintaAGL (the "first call option") exercisable three years after implementation. The exercise price will be 17% of the value calculated by aggregating:
  - an 8% sustainable equity yield (based on the actual level of gearing) in relation to all cogeneration assets operating in 2009;
  - the total equity contributed by Alinta in relation to cogeneration assets under construction; and
  - 10 times EBITDA for the year ending 31 December 2009 for WA Retail[54].

  New AGL will be able to exercise the first call option at any time during the three month period prior to the third anniversary of implementation of the proposed transaction; and

- a second call option for New Alinta's remaining interest in AlintaAGL (the "second call option") being:
  - a further 50% interest if New AGL exercises the first call option; or
  - a further 67% interest if New AGL has not exercised the first call option.

  The second call option will be exercisable during the three month period prior to the fifth anniversary of implementation. New Alinta must provide a price for its remaining interest in AlintaAGL and if AGL does not exercise the option based on that price, then New Alinta must buy New AGL's interest for the same price per share.

The exercise of the call options may be accelerated if beneficial ownership of 50% or more of the voting shares of either New AGL or New Alinta is acquired by a third party.

The principal terms of the Shareholders' Agreement are summarised below:

- the AlintaAGL board will comprise two New Alinta directors and one New AGL director for the first three years following implementation. After the initial three year period board representation will be proportionate to ownership interests;
- certain board decisions (including, but not limited to, material change to the nature of the business, material acquisitions or disposals, security issuances, creating or granting security interests and incurring material liabilities) must be decided by unanimous resolution. All other board decisions will be by majority resolution;
- New AGL and New Alinta will grant royalty free licences to AlintaAGL permitting it to use all necessary intellectual property in the word/brand "AGL" and "Alinta" for a

[54] An adjustment will be made to the consideration paid if actual earnings differ from projected earnings.

period which expires one year after AlintaAGL becomes wholly owned by either party;

- should a default of the Shareholders Agreement not be remedied, the non-defaulting shareholder will have a call option over all of the defaulting shareholder's shares in AlintaAGL. The price of the shares will be agreed between the parties or will be based on fair value as determined by an independent expert; and
- during the period in which AlintaAGL is jointly owned:
  - neither New AGL or New Alinta may dispose of its interests in AlintaAGL without the consent of the other party; and
  - there is no legal restraint on either New AGL or New Alinta competing with the joint venture.

If New AGL acquires 100% of AlintaAGL then:

- the licence to use the "Alinta" brand will terminate one year later but there will be no legal restraint on New Alinta re-entering the Western Australian retail energy market using the "Alinta" brand; and
- there are no legal restraints on New Alinta re-entering energy retailing or cogeneration businesses, either in Western Australia or elsewhere.

If New Alinta reclaims 100% of AlintaAGL then:

- the licence to use the "AGL" brand will terminate one year later but there will be no legal restraint on New AGL re-entering the Western Australian retail market using the "AGL" brand; and
- there are no legal restraints on New AGL re-entering energy retailing or cogeneration businesses in Western Australia.

In addition, New Alinta is to provide certain services to AlintaAGL under a separate services agreement. In particular, New Alinta will continue to manage AlintaAGL and will provide corporate systems and functions, access to IT systems, specified employees and development and project management services in relation to the cogeneration projects. These services will be provided on a full cost reimbursement basis in relation to cogeneration services and all other services for a fixed annual fee (escalated annually based on the consumer price index).

6 Evaluation of the Proposed Transaction

6.1 Summary

The proposed transaction resolves a situation which had the potential to reach a stalemate to the detriment of shareholders in both AGL and Alinta. It achieves the key strategic objectives that both companies had been seeking over the past few months.

Strategic and Other Considerations for AGL Shareholders

For AGL shareholders, the proposed transaction is effectively a development of the demerger that was initially proposed in October 2005. Shareholders will end up with a share in each of two independent listed companies:

- an integrated energy retail/wholesale/generation business (New AGL); and
- an infrastructure owner and asset manager (New Alinta).

The main differences to the original demerger are:

- New AGL will also own an interest (initially 33% but with the potential to go to 100%) in a Western Australian energy retailer and power generator (AlintaAGL);
- the infrastructure company will be a substantially larger business, combining the infrastructure assets and asset management businesses of both AGL and Alinta. However, AGL shareholders will own 46% of that larger company; and
- the infrastructure business will be managed by the current Alinta management and will have a different business model in which assets may be spun out over time into managed vehicles.

The demerger offered a number of benefits to AGL shareholders including:

- enhanced ability to pursue growth opportunities;
- the ability to put in place more appropriate financial structures;
- potential for higher aggregate sharemarket valuation; and
- flexibility for shareholders in managing their exposures.

The proposed transaction should also deliver these benefits together with a number of additional benefits:

- exposure to a larger and more diversified infrastructure asset base and access to additional management expertise;
- greater sharemarket liquidity from increased scale of the infrastructure company;
- the potential for substantial synergies between the AGL and Alinta Infrastructure businesses (in particular through the merger of Agility and Alinta's asset management businesses); and
- significant benefits through the ability to step up the tax cost basis of the AGL infrastructure assets.

Indeed, the merger of AGL Infrastructure with Alinta can be seen as an example of the potential to pursue growth opportunities that would have been opened up through the original AGL demerger proposal.

Strategic and Other Considerations for Alinta Shareholders

For Alinta shareholders, the proposed transaction is a further stage in the implementation of Alinta's corporate strategy to grow assets in its fields of expertise (energy products and infrastructure). However, it is a quantum leap in scale rather than an incremental step. The merger with AGL Infrastructure represents a unique opportunity to transform Alinta into by far the largest energy infrastructure owner and asset manager in Australia. In the absence of a transaction

with AGL, Alinta's growth may have been more limited and gradual. Key attractions for Alinta shareholders include:

- the quality of the AGL infrastructure assets;
- the benefits of dramatically increased scale such as sharemarket liquidity, increased access to capital and diversity of asset exposure (geographic mix, operational risk, regulatory arrangements);
- the potential to capture substantial synergies through merging operations, particularly between Alinta's asset management businesses and AGL's Agility business. Alinta has a strong track record of extracting cost savings from its acquisitions;
- the financial flexibility arising from the reasonably moderate financial gearing of New Alinta; and
- the enhanced platform for pursuing further opportunities both in Australia and overseas.

The proposed transaction also removes any risks for Alinta shareholders from the current 19.9% holding in AGL. This investment represents approximately 60% of Alinta's market capitalisation (and was funded with $1.2 billion of external debt and cash reserves).

Financial Considerations

In terms of the financial aspects of the transaction:

- shareholders in both companies are expected to enjoy an uplift in earnings per share and dividends per share as a result of cost savings, synergies and tax benefits:

Impact on Pro Forma 2007 Earnings and Dividends

Entity	Before Proposed Transaction	After Proposed Transaction	Change
AGL shareholders			
Attributable earnings per share	96.5¢	113.7¢	17.8%
Attributable dividends per share	79.5¢	81.0¢	1.9%
Alinta shareholders			
Earnings per share	54.6¢	59.0¢	8.1%
Dividends per share	46.0¢	50.0¢	8.7%

Note: Assumptions underlying this analysis are set out in Section 6.4.

- the various elements of the transaction can be assessed individually from a valuation perspective:
  - the sale and purchase of AGL Infrastructure (excluding the proposed PNG Australian Gas Pipeline) for $6.5 billion;
  - the effective cancellation of 78,904,997 of Alinta's shares in AGL for a price of $19.14 per share;
  - the sale and purchase of the 33% interest in AlintaAGL for $367 million (and associated call options); and
  - the issue of 230,462,963 shares in New Alinta to AGL shareholders at a price of $10.80 per share.

  Some aspects favour AGL shareholders while some favour Alinta shareholders. Overall, the terms of the transaction strike a reasonable balance between the competing interests of the two groups of shareholders and the net outcome is, in Grant Samuel's opinion, fair. In any event, they are terms that were negotiated at arm's length.

Costs, Disadvantages and Risks

As with virtually all merger transactions, there are costs, disadvantages and risks (for both groups of shareholders).

For AGL shareholders, the key issues are:

- New AGL will be more highly geared than under the original demerger proposal with pro forma net debt of approximately $1.3 billion and will have a fairly ambitious capital expenditure program (for new generation assets and the proposed PNG Australian Gas Pipeline). A downgrading of its credit rating could affect New AGL's business operations (e.g. for trading energy derivatives). New AGL has flagged that it may raise equity if required to implement growth initiatives;
- the effective cancellation of 78,904,997 of Alinta's shares in AGL and the increased debt reduces the market capitalisation of New AGL to around $4.8 billion (in comparison to AGL's $8.9 billion). The reduced size of New AGL may potentially reduce liquidity and decrease its attractiveness for some investors. On the other hand, New Alinta (of which AGL shareholders will hold 46%) will be substantially larger (over $5 billion) than Alinta ($2.8 billion);
- New AGL may not ultimately acquire all of AlintaAGL. In fact, New Alinta could end up with 100% of this business after five years (albeit that AGL shareholders will own 46% of New Alinta);
- the loss of the "Alinta" brand name if New AGL acquires 100% of AlintaAGL and the absence of legal restrictions on New Alinta re-entering the energy retailing and cogeneration businesses in Western Australia;
- the Alinta business model (which may involve some infrastructure assets owned by satellite entities but managed by Alinta) may not appeal to all AGL shareholders (and contrasts with that proposed under the demerger proposal). However, as shareholders in New Alinta, they will be shareholders in the "head" company not in a satellite entity subject to the management fees;
- their exposure to the 50% interest in the proposed PNG Australian Gas Pipeline will increase by approximately 21% (from 82.7% to 100%); and
- those shareholders who acquired their AGL shares prior to 20 September 1985 will forfeit their "pre CGT" status (although this will impact less than 5% of AGL's shareholders).

For Alinta shareholders, the key issues are:

- the reduced exposure to the Western Australian retail energy market through AlintaAGL (retail/wholesale/generation) and the possible complete exit from this business (albeit for value); and
- the dilution (from 100% to 54%) of their interest in the existing Alinta assets.

Issues common to both groups of shareholders include:

- that the proposed transaction is being undertaken on a "public markets" basis (i.e. without the benefit of detailed due diligence) and limited warranties are being provided in relation to the AGL Infrastructure assets and AlintaAGL; and
- integration risk exists to the extent to which estimated merger synergies are not achieved or take longer to achieve or that issues during integration of the businesses may impact on the existing operations.

These factors, while not inconsequential, do not outweigh the anticipated benefits.

Conclusion

In summary, Grant Samuel believes that both groups of shareholders will be better off if the proposed transaction is implemented than if it is not. Accordingly, in Grant Samuel's opinion, the proposed transaction is:

- in the best interests of AGL shareholders; and
- in the best interests of Alinta shareholders.

Shareholders should also be aware that there is no stable status quo to which both companies can return. If the proposed transaction is not implemented, Alinta will be left with a shareholding in AGL of between 17.3% and 19.9% which is unlikely to be sustainable or something either company would wish to continue. A resumption of hostilities is probable in such circumstances. While a "winner" may emerge in due course, this is far from certain and the risks involved in such a scenario are unlikely to be acceptable for many shareholders.

6.2 Resolution of Potential Stalemate

AGL announced its demerger proposal on 31 October 2005. Following the release of the demerger scheme documentation, Alinta acquired a 19.9% stake in AGL (for cash) and put forward a proposal to merge the two companies by way of a scheme of arrangement. Alinta specifically acknowledged the merits of the demerger (in principle) and, in fact, its proposal involved spinning off the combined energy markets businesses of the combined group (retail/wholesale/generation) in due course after the merger.

Alinta's acquisition of the 19.9% stake was bold. AGL is a substantially larger company than Alinta. At the time, Alinta acquired its stake and put forward its merger proposal:

- AGL had a market capitalisation of approximately $8.3 billion;
- Alinta had a market capitalisation of approximately $2.9 billion; and
- Alinta's 19.9% stake in AGL (which was funded through $1.2 billion of debt and the balance from cash reserves) represented approximately 60% of Alinta's market capitalisation and 150% of its shareholder's funds.

The relative sizes of the two entities also inevitably meant that Alinta's proposal was scrip based rather than cash based.

AGL rejected Alinta's proposal but it recognised the potential benefits of merging the operations of the two companies and put forward its own proposal through a takeover offer for Alinta on the same financial terms (but with a different management regime). AGL announced its offer for Alinta on 13 March 2006. AGL's response then caused Alinta to put forward a formal takeover for AGL (on the same terms as its initial merger proposal).

By late April 2006:

- Alinta owned 19.9% of AGL and had despatched its Bidder's Statement to AGL shareholders;
- AGL had lodged its Bidder's Statement and was about to despatch it to Alinta shareholders; and
- the Takeovers Panel had considered two applications from AGL in relation to Alinta's takeover offer, making a declaration of unacceptable circumstances in relation to the first and accepting undertakings from Alinta to provide additional and corrective disclosure in relation to the second.

By this stage, it was apparent to both parties that both offers faced significant hurdles in order to succeed and that there was a significant risk of a protracted battle for control but with the final result being a stalemate:

- AGL had rejected the Alinta offer and, despite its 19.9% shareholding, Alinta may have had difficulty obtaining more than 50.1% of AGL (on the proposed terms) in view of AGL's very large retail shareholder base. In addition, Alinta's ability to enhance its offer terms was

 

hampered by the relative sizes of the companies. Any material improvement in the transaction terms would dilute existing Alinta shareholders with a potential adverse impact on the Alinta share price and hence the value of its offer; and

- AGL's offer did not provide a premium over Alinta's prevailing share price. In addition, Alinta has a loyal shareholder base that has enjoyed the benefits of strong performance over the previous four years.

There was a real likelihood that neither side would obtain control and complete the merger of the two businesses (there was also a remote technical risk that both sides could become entitled to more than 50.1% of each other, a situation with complex and uncertain legal ramifications).

The prospect of such an impasse is unlikely to be attractive to shareholders of either AGL or Alinta. Undoubtedly, a long, drawn out and hostile fight would have been to the detriment of both companies and their shareholders:

- the share prices of both companies would have remained "in limbo" with the uncertainty of the outcome having a negative effect on the ratings of both companies. It becomes difficult to gain or even retain the interest of institutional investors and broker analysts while these situations remain unsettled. They tend to lose interest until there is resolution; and
- senior management is inevitably distracted by these types of transactions. There is less focus on the ongoing operational businesses and other important strategic initiatives can be left in abeyance.

Even if a "winner" did emerge eventually, the cost to the victor could be high. The price of success can see many of the synergy benefits "paid away" to the target company shareholders and there can be damage to the relations with the staff and management of the target business. In addition, for Alinta shareholders there was a significant financial risk in relation to its investment in AGL. If it failed to gain control of AGL (i.e. if there was a stalemate), the size of the investment relative to Alinta means retaining it as a long term passive investment was probably not sustainable. In these circumstances, there would be a risk of financial loss if Alinta had to sell the parcel through the market. On the other hand, Alinta had effectively blocked AGL's own demerger plans.

At the same time both companies were cognisant of:

- the substantial synergy benefits available from a merger of the two businesses, particularly through merging Alinta's asset management businesses and AGL's Agility business. Other potential benefits included:
  - savings in head office functions; and
  - tax benefits from stepping up the cost basis of AGL's gas and electricity network assets (depending on the transaction structure); and
- the merits of demerging or separating:
  - energy markets businesses (retail, wholesale, generation); and
  - infrastructure and related management services.

The proposed transaction announced on 26 April 2006 resolves this difficult situation on a basis where AGL and Alinta are each able to achieve virtually all of their original strategic objectives and both groups of shareholders will share in the benefit of the synergies from merging the operations. It brings hostilities to an end and will enable the two new companies to immediately get on with managing their respective businesses to realise their potential.

In considering the merits of the proposed transaction, shareholders should also be aware that if the proposed transaction is not approved, there is no stable status quo to which both companies can return. Alinta will be left with a shareholding in AGL of between 17.3% and 19.9% which is arguably not a sustainable long term position. The most likely outcome in this situation is that hostilities would resume (i.e. both companies will reactivate their takeovers for each other). Shareholders would return to the situation they faced before. A renewed and protracted battle with the possibility of stalemate would once again be underway. The risks involved in such a scenario are unlikely to be acceptable for many shareholders of either company.

6.3 Strategic and Other Benefits

6.3.1 AGL Shareholders

For AGL shareholders, the proposed transaction is effectively a development of the demerger that was originally proposed in October 2005. If the proposed transaction is implemented, AGL shareholders will hold shares in:

- New AGL – an integrated energy markets business encompassing retail, wholesale and generation activities. These business operations are not regulated and generally operate in competitive environments alongside other retailers and/or energy producers. The focus of the business is on delivering consistent earnings growth and the key success factors are effective customer and market share management (through customer service, marketing, pricing strategies) and operational cost efficiency; and
- New Alinta – an infrastructure owner and asset manager. The asset ownership business is primarily engaged in activities where pricing is controlled by regulatory bodies. However, it will be underpinned by long term contracts with customers and natural geographic monopolies that allow for a stable and highly predictable cash income stream, the vast majority of which will be distributed to investors. At the same time the substantial service component of this business provides scope for:
  - income enhancement through operational improvements and growth in third party income; and
  - securing value adding acquisitions where the operational efficiencies can be realised.

The two companies will be independent. They will have different management teams and entirely different boards of directors. There will be no cross shareholdings or other relationships between them except for:

- the (initial) joint ownership (and funding arrangements) of AlintaAGL (the retail and generation activities in Western Australia) which may ultimately be wholly owned by one or the other of the companies; and
- normal commercial contracts such as:
  - transmission and distribution of gas and electricity by New Alinta for New AGL; and
  - contracted supply of electricity from New Alinta to New AGL from Wattle Point Wind Farm.

The main differences between the demerger proposal and the proposed transaction are:

- New AGL will have an interest in a Western Australian energy retail and generation business (AlintaAGL). Initially that interest is only 33% but, depending on the exercise of options, it could increase to 50% and subsequently to 100% (or revert to zero);
- while New AGL is primarily an energy markets business, it will retain the 50% interest in the proposed PNG Australian Gas Pipeline. AGL shareholders will have a higher level of exposure to this asset than they would have had under the demerger proposal (i.e. collectively they will own 100% of AGL's interest compared to 82.7%) but the interest is likely to be sold down as the project becomes more developed;
- the infrastructure company (New Alinta) will be a substantially larger business than AGL Infrastructure Limited (the infrastructure company which would have been listed following implementation of the demerger proposal) as it will combine the infrastructure assets of both Alinta and AGL. A brief comparison is set out below:

Comparison of AGL Infrastructure Limited and New Alinta ($ millions)		
Parameter	AGL Infrastructure Limited[55] pro forma	New Alinta[56] pro forma
Total assets	4,873	8,956
Net assets	641	3,837
Sales revenue	853	2,313
EBITDA (including equity accounted profits)	454	733
Market capitalisation (estimate)[57]	2,750	5,500

However, AGL shareholders (excluding Alinta) will hold 46% of New Alinta compared to 80.01% of AGL Infrastructure Limited;

- the infrastructure company (New Alinta) will, at least for five years, have an exposure to the AlintaAGL retail and generation business;
- the infrastructure investment will be run by a different management team (the Alinta management); and
- New Alinta will have a different business model to AGL Infrastructure in so far as:
  - it may spin out some infrastructure assets into more passive satellite vehicles which are separately listed and in which it may retain a minority investment and from which it earns a variety of management and services fees. This was the basis of the float of AIH (in which Alinta holds 20%) and may be replicated should it deliver enhanced shareholder returns. In this regard, the same strategy may be implemented in relation to some of the former AGL infrastructure assets (albeit over time). New Alinta will however remain at the head of the group, providing the critical asset management services and seeking new opportunities; and
  - Alinta has arguably been more aggressive than AGL in its pursuit of growth in infrastructure assets through acquisition (e.g. through the Aquila and Duke Energy transactions). This more aggressive approach is likely to continue.

The rationale for demerger was the view that energy markets businesses and infrastructure businesses had quite different risk/return profiles. The demerger offered a number of benefits to AGL shareholders:

- the ability to develop more appropriate and flexible financial structures consistent with the operational and financial characteristics of each business. The energy markets business (retail, wholesale, generation) is a more volatile business that places some constraints on the ability to utilise high levels of debt (due in part to the need for appropriate credit standing for trading in energy market derivatives). In contrast, an infrastructure ownership business with its inherently more stable cash flows can bear a much higher level of gearing. The "integrated" model of AGL created inefficiencies as the gearing notionally applied to the infrastructure assets had to be constrained to ensure a reasonable overall position. The separation of the businesses means they could each develop efficient capital structures and should be able to achieve a higher aggregate level of gearing;
- enhanced ability to pursue growth opportunities. It was believed that a pure infrastructure business would be better placed to secure acquisitions and to take up brownfields or greenfields projects because of:
  - a lower cost of capital and greater ability to take on debt;

---

55 AGL Infrastructure Limited pro forma financial information as set out in the AGL Target's Statement (i.e. financial position as at 31 December 2005 and forecast financial performance for the year ending 30 June 2006).

56 New Alinta pro forma financial information as set out in the Alinta Scheme Booklet (i.e. financial position as at 30 June 2006 and forecast financial performance for the year ending 31 December 2006).

57 Based on notional share prices of $6.00 and $10.80 for AGL Infrastructure Limited and New Alinta respectively.

- more focus by the market on cash flow based metrics (EBITDA or distribution yield) and therefore reduced impact from the high depreciation charges typical of new projects; and
- more attractive scrip (as a "pure play") to existing investors in other infrastructure assets;

- potential for higher aggregate sharemarket valuations compared to AGL standalone because of the way in which the market tends to apply different valuation metrics to the different businesses:
  - infrastructure owner/operators tend to have greater emphasis placed on distribution yield and EBITDA; and
  - price earnings, EBITDA and EBIT multiples appear to have a greater role in the market valuation of energy companies.

  Each of the energy markets and infrastructure businesses would be rated by the market on the basis of its particular risk/return profile and would be able to be directly benchmarked against peer group companies. The price setting investor in each company would be the natural investors in the relevant business. There would also be increased transparency and more focussed research by analysts.

  This potential was affirmed by the increase in the AGL share price from $14.50 on the day prior to the announcement of the demerger on 31 October 2005 to over $18.00 by January 2006;

- the potential for improved performance through increased board and management focus;
- flexibility for shareholders in managing their exposure. The integrated AGL structure meant shareholders had to choose to have an exposure to both the energy and the infrastructure businesses (in the proportion determined by AGL) or no exposure at all. The demerger gave investors the choice of investing in a higher risk energy business and a lower risk infrastructure business in whatever proportions they wished (and the ability to change that over time); and
- enhanced takeover potential. Takeovers are an important mechanism through which shareholders are able to maximise the value of their interests as bidders will typically pay a price that includes a premium for control. Impediments to takeover are generally negative for shareholders. AGL's size and mix of businesses created some impediments to takeover. Arguably, this is evidenced by the events of recent months:
  - Alinta's smaller size inhibited its flexibility in structuring an offer (e.g. offering cash);
  - Alinta's proposal envisaged demerging the energy markets business in due course rather than keeping the whole of the AGL business under one roof; and
  - no counterbidder has emerged during the last six months.

  The smaller size and delineated businesses of the demerged companies was expected to increase the prospects of receiving a fully priced takeover bid.

The proposed transaction preserves and reinforces virtually all of these benefits and, in a number of significant respects, enhances the original demerger proposal:

- New AGL will, if the options in relation to AlintaAGL are exercised, have a wholly owned national footprint of retail and generation activities in gas and electricity (assuming it enters the Queensland market). Further, the Western Australian market has:
  - evidenced strong growth in recent years and this is expected to continue; and
  - has an attractive market structure in terms of the competitive landscape;
- New Alinta will be a much larger business than AGL Infrastructure Limited, offering a number of benefits to AGL shareholders:

- a substantially greater market capitalisation (expected to be over $5 billion) leading to a higher position in key ASX indices (e.g. S&P/ASX 50) and to greater market liquidity;
- a more diversified asset exposure, in particular in terms of geographic mix, operational risk and regulatory arrangements; and
- a stronger platform for pursuing new growth opportunities, be they bolt-on acquisitions, new sectors (e.g. water) or new markets (e.g. overseas jurisdictions);

- access to additional management expertise. In addition to AGL management that would have run AGL Infrastructure Limited, shareholders will now also benefit from Alinta's management expertise. Alinta management has a track record of delivering strong shareholder return performance;
- the scope to capture substantial synergies through merging operations. Both AGL and Alinta have identified the potential to achieve material cost savings ($54 million per annum by 2009 or $50 million in present value terms) through merging Alinta's asset management businesses and AGL's Agility business. The main areas for savings are:
  - reduction in employee numbers;
  - rationalisation of overheads and central administration; and
  - rationalisation of duplicate depots.

  Other areas of potential costs savings include head office cost savings ($6 million per annum by 2009).
- substantial savings through the ability to step up the tax cost basis of AGL Infrastructure's wholly owned gas and electricity network assets. This step up was not available under AGL's original demerger proposal. At present, AGL's cost basis for its wholly owned network assets for tax purposes is approximately $1.3 billion (even after adjustments for tax consolidation regime). An acquirer could be able to attribute a cost basis of around $4 billion to these assets giving rise to annual tax savings in the order of $45 million per annum.

The only aspects in which the proposed transaction arguably detracts from the benefits of the original demerger are that:

- while New Alinta will have no controlling shareholder and, in fact, will have an open register, its sheer size (it will be the largest listed energy infrastructure owner in Australia by a substantial margin) will inevitably limit the number of parties able to make a takeover offer for it; and
- neither New AGL or New Alinta are, at least for the first few years, "pure". New AGL will have an exposure to the proposed PNG Australian Gas Pipeline (at least until a level of maturity is reached) while New Alinta will own at least 50% of AlintaAGL (for up to five years).

The original demerger also had a number of disadvantages and risks including:

- the loss of operational synergies and the benefits of operational diversification;
- the potential for adverse changes to credit ratings with an associated impact for funding costs; and
- that some shareholders may prefer the "integrated" energy utility model of AGL.

These will continue to apply under the proposed transaction but are not considered to be materially adverse.

6.3.2 Alinta Shareholders

Since listing on the ASX in 2000 an important element of Alinta's strategy has been the pursuit of new growth opportunities. To this end it has developed a "strategic filter" which categorises the various directions in which the business could grow in terms of:

- activity (from exploration through transportation to retailing and trading);
- product sector (from gas and electricity through water to transport and telecommunications); and
- geography (from Western Australia through the east coast of Australia and overseas).

These elements are overlaid with types of services, market segments and capabilities. Alinta's strategy has essentially been to grow from its core business by acquiring assets that extend its boundaries but fall within its areas of expertise. Its immediate horizons encompass energy related businesses (from generation to retailing) within Australia and New Zealand.

Alinta has actively executed this strategy since listing with very successful results, for example:

- the development of the cogeneration business;
- the Aquila transaction (involving United Energy Distribution, Multinet Gas);
- acquisition of a 20% voting interest and 7.4% economic interest in the Dampier Bunbury Natural Gas Pipeline (economic interest is currently 14.3% but growing to 20% upon completion of agreed capital contributions); and
- the $1.7 billion acquisition (and subsequent spin off) of assets from Duke Energy.

The proposed transaction can be seen as a natural extension of this strategy. The AGL infrastructure assets clearly fall directly within Alinta's desired areas for expansion (being energy transmission and distribution within Australia).

However, in view of the size of the merger (involving the acquisition of $6.5 billion of infrastructure assets) it is a quantum leap in scale rather than an incremental step. The transaction represents a unique opportunity to transform Alinta into by far the largest energy infrastructure owner and asset manager in Australia. New Alinta will have:

- 100% ownership of the gas distribution networks in New South Wales (the largest single network in the country), 74.1% of the Western Australian gas distribution network, 50% of the Australian Capital Territory's gas distribution network and 34% of the gas distribution network for eastern and south eastern Melbourne;
- partial ownership of five gas transmission pipelines and a gas pipeline interconnect (primarily through AIH) plus a 30% interest in APT;
- ownership of electricity distribution networks in Victoria (one wholly and one partially) and the Australian Capital Territory (50%); and
- partial ownership of several power stations (through AIH).

A more detailed profile of New Alinta is set out in Section 5.2 of this Report.

From a financial perspective it will be substantially larger (not least in terms of market capitalisation) than the other listed energy infrastructure entities:

Financial Comparison of Listed Australian Energy Infrastructure Entities[58] ($ millions)				
Entity	EBITDA	Total Assets	Net Assets	Market Capitalisation
New Alinta	**733**	**8,956**	**3,837**	**5,500[59]**
SP Ausnet	625	6,947	2,582	2,700
Spark[60,61]	964	4,888	1,505	1,780
APT	196	2,032	582	1,177
DUET	524	6,010	988	1,105
Envestra	231	2,463	151	916
AIH[61]	125	2,289	569	846
HDUF	57	797	342	423
GasNet	77	951	193	348[62]

In the absence of the proposed transaction, Alinta's growth may have been more limited and gradual. While there are a number of acquisition possibilities available to Alinta, particularly through consolidation of various fragmented ownership structures across the industry, none of them within Australia near the scale of AGL Infrastructure (and, in any event, not all are necessarily available given the ownership structures).

There are a number of important strategic and other attractions for Alinta shareholders arising from the proposed transaction:

- the AGL Infrastructure assets are high quality infrastructure assets with substantial scale and are underpinned by natural monopolies, established regulatory determinations and/or long term contracts;
- New Alinta will have greater stability in earnings and cash flows as a result of its much more diversified asset base in terms of:
  - geographic mix, introducing a substantial exposure to New South Wales and increasing the Victorian exposure. New Alinta (and its affiliates) will have a national footprint;
  - product sector, increasing Alinta's exposure to electricity distribution (and bringing a small exposure to water);
  - regulatory risk (e.g. further spreading of regulatory reset dates and dilution of the impact of individual regulatory decisions); and
  - operational risks (volume shifts, contract expiry or termination, supply problems, customer credit problems, catastrophes etc);
- the potential to extract significant synergies and tax savings through the merger. Alinta shareholders will capture 54% of the benefits above the level implicit in the $6.5 billion acquisition price (see Section 6.5.2);
- while Alinta shareholders could ultimately lose all of the exposure to the WA retail and cogeneration businesses:
  - they will retain an exposure of at least 50% for the next five years; and
  - the sale mechanism of the final 50% should mean they are able to capture (54% of 50%) of the growth in the value of this business that is expected over the next few years as the retail electricity market opens up and as the cogeneration activities expand;

---

58 Based on year 1 forecast EBITDA, last reported balance sheet and share prices as at 31 July 2006.

59 Estimate based on notional $10.80 share price.

60 Based on 100% of earnings and assets underlying Spark's operations.

61 AIH and Spark were listed on a two instalment basis. The instalments are due in December 2006 and March 2007 respectively. The market capitalisation of each has been adjusted for the second instalment.

62 Based on share price as at 16 June 2006, the day prior to the announcement of Babcock & Brown Infrastructure's scrip offer (in association with APT) for GasNet's stapled securities. This bid has now been superseded as GasNet is currently subject to separate bids by Colonial First State Global Asset Management and APT.

- market capitalisation should almost double (to more than $5 billion) and New Alinta is expected to move into the S&P/ASX50 index. The much larger market capitalisation should lead to improved share trading liquidity. Access to capital should also improve;
- the larger market capitalisation and the position as the clear market leader in energy infrastructure and associated services should also lead to greater investor interest and analyst focus which should ultimately enhance New Alinta's market rating;
- New Alinta will have a reasonably modest level of financial gearing with $4.1 billion of net debt and more favourable ratios than Alinta at present (including the effect of the AGL investment).

New Alinta – Pro Forma Gearing Analysis

Entity	Year ended 31 December 2006				
	Book Gearing[63]	Market Gearing[64]	Leverage Ratio[65]	Interest Cover[66]	Capital Service Ratio[67]
New Alinta	51.9%	42.9%	6.3x	2.5x	1.3x
Alinta[68]	63.7%	40.6%	9.2x	1.7x	0.9x

As a result, it will have an enhanced financial capacity in seeking further acquisitions and other growth opportunities and there should be less pressure to raise new equity;

- New Alinta will be a more substantial platform from which to pursue further opportunities in Australia and overseas. For example:
  - the expanded electricity distribution activities and asset management services will stand it in good stead, particularly if there is any further privatisation of these types of assets by the respective state governments;
  - through ActewAGL Distribution, New Alinta will have some exposure to, and experience of, the water industry which Alinta regards a natural extension of Alinta's business (and falls within "Horizon 2" of Alinta's strategic filter); and
  - the larger size will make it easier from a financial risk perspective to contemplate acquisition of meaningful overseas assets; and
- it eliminates any financial risks that currently arise from the 19.9% shareholding in AGL (and which will return if the proposed transaction is not implemented). In essence, these risks are:
  - the level of gearing created by the shareholding. Alinta raised $1.2 billion in debt to partly fund the purchase of the shareholding which has increased pro forma net debt to $1.8 billion; and
  - the potential value loss on realisation if Alinta sought to sell its interest through the market.

---

63 Book gearing is net borrowings divided by shareholders' funds plus net borrowings.

64 Based on Alinta share price as at 18 August 2006. New Alinta based on notional market capitalisation of $5.5 billion.

65 Leverage ratio is net borrowings divided by EBITDA and provides a measure of the level of debt supported by earnings.

66 Interest cover is EBITDA divided by net interest.

67 Capital service ratio is EBITDA divided by net interest plus cash distributions and provides a measure of how many times EBITDA covers payments to capital providers (debt and equity).

68 The pro forma gearing figures for Alinta differ to those that can be calculated based on the disclosed pro forma financial information in the Alinta Scheme Booklet. Grant Samuel has adjusted the pro forma financial performance information for the net effect of the 19.9% stake in AGL. The adjustments made are detailed in footnote 71 to this report.

6.4 Financial Impacts

6.4.1 Earnings

The impact of the proposed transaction on earnings per share for both AGL and Alinta primarily reflects the merger of AGL Infrastructure with Alinta to form New Alinta and the effective cancellation of 78,904,997 (17.3%) shares in AGL. The effect on earnings per share for AGL and Alinta is demonstrated by calculating the pro forma earnings per share assuming that the proposed transaction was implemented on either 25 October 2006 or 1 January 2006 (depending on the respective company).

Effect on AGL

In absolute terms there is a decrease in earnings for AGL primarily because the earnings relating to AGL Infrastructure are transferred to New Alinta. However, the negative impact on earnings per share is offset in part by the acquisition of the 33% interest in AlintaAGL and the effective cancellation of 78,904,997 (17.3%) of Alinta's 90,904,997 shareholding in AGL (i.e. shareholders currently holding an 82.7% interest in AGL will own 100% of New AGL):

AGL – Pro Forma Impact on Earnings Per Share

	Year end 30 June[69]		
	2005 actual	2006 actual	2007 forecast
AGL (no transaction)	81.1¢	94.7¢	96.5¢
Growth		*16.8%*	*1.9%*
New AGL		66.9¢	77.6¢
Growth		*na*	-
Increase/(decrease)		*(29.4%)*	*(19.6%)*

Note: Assumes that the proposed transaction is implemented on 25 October 2006.

While there is a decline in pro forma earnings per share, AGL shareholders also need to take into account their share of New Alinta's earnings to determine the net impact (see below).

Effect on Alinta

There is a substantial increase in pro forma earnings for Alinta (reflecting the acquisition of AGL Infrastructure and the identified merger synergies) and, notwithstanding the issue of shares to AGL shareholders, an uplift in pro forma earnings per share in excess of 5%:

[69] Historical earnings per share from AGL Scheme Booklet, 2006/07 forecast earnings per share for AGL (no transaction) from AGL Target's Statement and 2006/07 forecast earnings per share for New AGL from AGL Scheme booklet.

Alinta – Pro Forma Impact on Earnings per Share[70]			
	Year end 31 December		
	2005 actual	2006 forecast	2007 forecast
Alinta (no transaction and no AGL investment)	40.1¢	51.0¢	56.0¢
Growth	*na*	*27.2%*	*9.8%*
Alinta (no transaction but with AGL investment)[71]	32.4¢	45.9¢	54.6¢
Growth	*na*	*41.7%*	*19.0%*
New Alinta[72]		52.0¢	59.0¢
Growth		*na*	*13.5%*
Increase/(decrease) (from adjusted Alinta)		*13.3%*	*8.1%*

Note: Assumes that the proposed transaction is implemented on 1 January 2006.

Effect on AGL Shareholders

For AGL shareholders there is a substantial increase in pro forma earnings per share following the proposed transaction when regard is had to the aggregate of their interests in both New AGL and New Alinta:

AGL Shareholders – Pro Forma Impact on Earnings per Share			
	Year end 30 June		
	2005 actual	2006 forecast	2007 forecast
AGL (no transaction)	81.1¢	94.7¢	96.5¢
Earnings per share attributable to AGL shareholders			
New AGL[73]		66.9¢	77.6¢
New Alinta[74]		31.8¢	36.1¢
Total		98.7¢	113.7¢
Increase/(decrease)		*4.2%*	*17.8%*

Note: New Alinta forecast earnings per share are for the equivalent 31 December year end as set out in the Alinta Scheme Booklet.

This analysis should be treated with caution due to the different year ends used. The implied increase in earnings per share if New Alinta is adjusted to a June year end is 15.2% for the year ending 30 June 2007.

6.4.2 Dividends

Dividends paid to New AGL and New Alinta shareholders will depend on the performance of each company. Notwithstanding that, pro forma forecast dividends have been presented for each company in the respective scheme booklets. Based on the pro forma forecast distributions both AGL and Alinta shareholders benefit from an increase in distributions per share under the proposed transaction:

[70] Calculated by reference to basic earnings per share which differs to the calculations in Table 3.1 of the Alinta Scheme Booklet which are based on diluted earnings per share.

[71] The pro forma earnings per share figures for Alinta on a before transaction basis differ from that disclosed in the Alinta Scheme Booklet. Grant Samuel has adjusted pro forma net profit after tax for the net effect of the 19.9% stake in AGL. The adjustments made were:

- annual dividend income from AGL based on AGL's Target Statement;
- interest payable on the debt used to partially acquire the stake (tax affected); and
- interest income lost on the cash used to complete the acquisitions (tax effected).

No adjustment has been made for Alinta's fully debt funded acquisition of APT units during August 2006.

[72] Assumes cost savings and synergies (of $22.6 million in 2006 and $55.2 million in 2007) and benefits of the uplift in the tax cost basis of the AGL infrastructure assets but excludes the costs of implementing the cost savings and other one off costs.

[73] Assumes that the proposed transaction is implemented on 25 October 2006.

[74] Assumes that the proposed transaction is implemented on 1 January 2006. Basic earnings per share of 52.0 cents and 59.0 cents for years ending 31 December 2006 and 31 December 2007 respectively multiplied by the exchange ratio of approximately 0.6117.

AGL Shareholders

The effect of the proposed transaction on dividends per share is demonstrated by comparing the forecast dividends for AGL on a standalone basis to the pro forma forecast dividends per share of New AGL and New Alinta for the same period:

AGL Shareholders – Pro Forma Impact on Forecast Dividends	Year end 30 June		
	2005 actual	**2006 forecast**	**2007 forecast**
AGL (no transaction)	63.0¢	67.5¢	79.5¢
Dividends attributable to AGL shareholders			
New AGL[75]		40.1¢	50.4¢
New Alinta[76]		28.1¢	30.6¢
Total		68.2¢	81.0¢
Increase/(decrease)		*1.0%*	*1.9%*

Note: New Alinta forecast dividends per share are for the equivalent 31 December year end as set out in the Alinta Scheme Booklet.

AGL shareholders will benefit from a small increase in dividends per share. The analysis is also distorted by the different year ends of the companies and should be treated with caution.

Alinta Shareholders

Alinta shareholders are expected to benefit from an uplift of around 9% in their forecast dividends per share:

Alinta Shareholders – Pro Forma Impact on Forecast Dividends	Year end 31 December		
	2005 actual	**2006 forecast**	**2007 forecast**
Alinta (no transaction)	44.0¢	44.0¢	46.0¢
New Alinta		46.0¢	50.0¢
Increase/(decrease)		*4.5%*	*8.7%*

Note: Assumes that the proposed transaction is implemented on 1 January 2006 and the dividends proposed in the Alinta Scheme Booklet.

The uplift for Alinta shareholders reflects the increase in earnings per share combined with an increase in payout ratio (in comparison to Alinta standalone).

6.4.3 Financial Position

The pro forma financial position of New AGL and New Alinta as at 30 June 2006 on the basis that the proposed transaction was implemented on that date is summarised in Sections 5.1.3 and 5.2.3 of this report respectively. The impact of the proposed transaction on pro forma NTA and gearing is set out below.

[75] Assumes that the proposed transaction is implemented on 25 October 2006. Dividends per share for 2006/07 are based on 377 million shares outstanding (i.e. after the effective cancellation of 78,904,997 (17.3%) shares in AGL) at the time of payment of the dividend.

[76] Assumes that the proposed transaction is implemented on 1 January 2006. Dividends per share of 46.0 cents and 50.0 cents for years ending 31 December 2006 and 31 December 2007 respectively multiplied by the exchange ratio of approximately 0.6117.

AGL – Pro Forma Impact on Financial Position at 30 June 2006				
Parameter	AGL Before Transaction	New AGL After Transaction		
		Amount	Change	
			Amount	Proportion
NTA per existing share	$5.18	$3.09	($2.09)	-40.3%
Gearing[77]	41.1%	28.5%	(12.6%)	+30.7%

Note: Assumes that the proposed transaction is implemented on 1 July 2006.

The proposed transaction results in a decrease in AGL's pro forma NTA backing. The divestment of the capital intensive AGL Infrastructure changes the profile of New AGL's balance sheet with NTA decreasing from $2.4 billion to $1.2 billion (a 50% decrease). However, due to the effective cancellation of 78,904,997 shares, the impact on pro forma NTA backing per share is a 40% reduction.

New AGL's pro forma book gearing declines to around 28% which is consistent with gearing levels of Australian energy retailers/generators (see Section 6.8.1).

Alinta – Pro Forma Impact on Financial Position at 30 June 2006				
Parameter	Alinta Before Transaction	New Alinta After Transaction		
		Amount	Change	
			Amount	Proportion
NTA per existing share	$3.74	$3.27	($0.47)	-12.6%
Gearing[77]	63.7%	51.9%	(11.8%)	+18.5%

Note: Assumes that the proposed transaction is implemented on 1 January 2006.

The proposed transaction results in a decrease in Alinta's pro forma NTA backing. The acquisition of AGL Infrastructure, the debt transfers and the sale of a 33% interest in AlintaAGL increases New Alinta's NTA from $1.0 billion to $1.6 billion (a 66% increase). However, due to the substantial issue of shares to AGL shareholders, New Alinta's NTA backing decreases to $3.27 per share (a 12.6% decrease).

New Alinta's pro forma book gearing decreases to around 52%[78] which is below its Australian infrastructure peers (refer to Section 3.3 of Appendix 1). Should New Alinta spin out some of the AGL Infrastructure assets while retaining management of those assets, its gearing will reduce further.

[77] Gearing defined as net borrowings divided by shareholders' funds plus net borrowings.

[78] The pro forma gearing analysis for New Alinta does not reflect Alinta's fully debt funded acquisition of 10.25% of APT during August 2006. As at 22 August 2006 Alinta had acquired 28.6 million APT units at a cost of approximately $142.9 million. The impact of these acquisitions on New Alinta's level of gearing is marginal. Further, in accordance with the undertakings agreed with the ACCC, New Alinta is required to divest these units by an agreed time.

6.5 Value Analysis

6.5.1 Introduction

The proposed transaction involves a number of components each of which can be individually evaluated. However, the analysis should not focus on valuation differences or anomalies in individual components. Rather the evaluation should focus on the net outcome.

The components of the transaction are as follows:

Proposed Transaction – Net Consideration	
Component	Attributed Value ($ millions)
AGL Infrastructure (excluding proposed PNG Australian Gas Pipeline)	6,500[79]
Net debt relating to AGL Infrastructure assumed by New Alinta	(3,104)
Effective cancellation of AGL shares owned by Alinta	(1,510)
Alinta debt assumed by New AGL	970
33% interest in AlintaAGL	(367)
Net consideration (i.e. value of New Alinta scrip to be issued to AGL shareholders at notional $10.80 per share)	**2,489**

The net consideration is subject to adjustment prior to implementation of the proposed transaction for the amount of APT dividend reinvested by AGL Infrastructure via the dividend reinvestment plan such that a 30% interest in APT is maintained.

Further, a working capital adjustment in relation to AGL Infrastructure will be determined but paid in cash between New AGL and New Alinta following implementation.

6.5.2 AGL Infrastructure

The proposed transaction attributes a value of $6.5 billion to AGL Infrastructure (excluding the proposed PNG Australian Gas Pipeline). Grant Samuel has considered this value from two different perspectives:

(i) Overall Implied Multiples

The value of $6.5 billion represents the overall following multiples of forecast pro forma earnings for AGL Infrastructure:

AGL Infrastructure – Implied Earnings Multiples[80]		
	Year end 30 June	
Parameter	2006 actual	2007 forecast
Pro forma EBITDA (adjusted)	13.0	12.6
Pro forma EBIT	18.4	18.1

The forecasts have been presented by Alinta based on information provided by AGL as described in Section 5.2.7. The forecasts do not include any allowance for synergies from merging the business with Alinta's operations.

[79] The parties have agreed values for the individual assets that comprise the total value of $6.5 billion which have not been separately disclosed (except for Wattle Point Wind Farm and Gas Valpo which are subject to put options).

[80] Historical and forecast multiples based on EBITDA and EBIT of AGL Infrastructure including equity accounted profits. This differs from the presentation set out in Section 5.2.7 of this report. The financial information for AGL Infrastructure shows distributions from ActewAGL Distribution (i.e. a share of EBIT). Accordingly, for the purposes of these calculations, EBITDA has been adjusted to incorporate AGL Infrastructure's share of ActewAGL Distribution's EBITDA rather than distributions (i.e. adjusting for depreciation and amortisation).

The EBITDA multiples are relatively high compared to listed peer group entities based on share prices as at 31 July 2006:

Sharemarket Ratings of Selected Listed Energy Infrastructure Entities					
Entity	Type[81]	Market Capitalisation (millions)	EBITDA Multiple (times)		
			Historical	Forecast Year 1	Forecast Year 2
Distribution Infrastructure					
SP AusNet	E	A$2,699.6	12.7	10.0	9.6
Spark[61]	E	A$1,780.3	na	9.5	9.3
DUET	E/G	A$1,104.8	10.0	9.6	9.2
Envestra	G	A$916.1	14.1	12.5	12.1
Vector	E/G	NZ$2,460.0	11.8	9.4	9.4
Transmission Infrastructure					
APT	G	A$1,176.8	13.2	12.1	11.6
AIH[61]	G	A$845.6	14.5	15.2	14.9
HDUF	E/G	A$423.0	8.2	13.3	13.2
GasNet	G	A$347.8[62]	12.5	12.5	12.6

Source: Grant Samuel analysis (see Appendix 2)

Those businesses focussed on gas transmission trade at the highest forecast EBITDA multiples of around 11.5-13.0 (except for AIH which is at almost 15 times). EBITDA multiples for distribution based businesses are substantially lower but it must be recognised that most of these entities are predominantly involved in electricity distribution which has much higher capital intensity (i.e. capital expenditure as a proportion of EBITDA). Hence forecast EBITDA multiples are lower (at around 9.0-9.5 times except for Envestra at around 12 times but it is a gas distribution (and transmission) business). Alinta itself is trading around 10-11 times forecast EBITDA but this is a blended multiple of its various businesses (including retail).

Other factors that are relevant to a consideration of the implied multiples include the following:

- the AGL infrastructure assets are substantial, high quality assets that warrant a premium multiple;
- the AGL infrastructure business includes a substantial asset management business (Agility) which has a stronger growth profile than regulated infrastructure assets (Alinta is in a similar position) and could justify a higher multiple than for businesses that are passive asset owners. On the other hand, the AGL infrastructure business also includes riskier assets such as Gas Valpo;
- the AGL infrastructure business includes an electricity distribution business (approximately 20% of EBITDA) and such businesses trade at lower multiples than gas distribution businesses;
- the AGL infrastructure business on a standalone basis has a lower relative tax cost basis than any of its peers (approximately 35-40% of the market value of the assets). This increases AGL's cash tax payments relative to the other listed entities. Other things being equal this would suggest a lower multiple than peer group entities; and
- the peer group entities have a variety of year ends. The data analysed for each entity included the most recent annual historical result plus the subsequent two years. Therefore, forecast Year 1 for entities with a 30 June year end is for the year ended 30 June 2006 and these entities are yet to report their annual results. The forecast year 1 for entities with a 31 December year end is for the year ending 31 December 2006.

81 E = Electricity; G = Gas; W = Wind.

The data was not realigned to a June year end because of a lack of reliable half year forecasts and because, in general terms, it would make relatively little difference to the multiples.

Having regard to these factors, Grant Samuel believes the multiples implied by the $6.5 billion price exceed the multiples that would apply to AGL Infrastructure if it was floated as a standalone entity.

To this extent, the price includes a control premium and therefore it includes an element attributable to the synergies (including reset of the tax cost basis) that the parties expect to secure from merging Alinta's operations with AGL Infrastructure (particularly the asset management businesses). At the same time, if $60 million in cost savings anticipated by Alinta (including the $15-20 million identified by AGL) are notionally allowed for, the implied earnings multiples are consistent with or less than the multiples of listed peers:

AGL Infrastructure – Implied Earnings Multiples (Adjusted for Synergies)[82]

Parameter	Year end 30 June	
	2006 actual	2007 forecast
Pro forma EBITDA (adjusted)	11.6	11.4
Pro forma EBIT	15.7	15.7

(ii) Sum of the Parts Value Assessment

Grant Samuel has undertaken a "sum of the parts" valuation of the AGL Infrastructure assets. This is set out in Section 7 of this report and is summarised below. The estimated value of AGL Infrastructure on a standalone basis is in the range $5.6-6.1 billion. Including synergies, the full underlying control value is estimated to be in the range $6.3-6.8 billion:

AGL Infrastructure – Value Summary ($ millions)

Asset	Report Section	Standalone Value		Full Control Value	
		Low	High	Low	High
Gas and Electricity Networks (including ActewAGL Distribution)	7.3.1	3,900	4,200	4,250	4,600
Agility	7.3.2	1,000	1,100	1,300	1,400
Cawse Cogeneration Facility	7.3.3	35	35	35	35
Wattle Point Wind Farm	7.3.4	187	187	187	187
Gas Valpo	7.3.5	150	180	150	180
APT	7.3.6	353	370	353	370
Head office cost savings	7.3.7	-	-	55	55
Total AGL Infrastructure		**5,625**	**6,072**	**6,330**	**6,827**

(iii) Conclusion

The price of $6.5 billion exceeds the standalone value of AGL Infrastructure. The price therefore includes some element of a premium for control. In effect, Alinta is paying for synergies (cost savings, tax benefits) of up to $875 million (being $6.5 billion less the low end of the standalone value). AGL shareholders capture 100% of the value of synergies up to this level. To the extent that the value of synergies ultimately realised exceeds this level,

[82] Earnings for the year ended 30 June 2006 are adjusted for cost savings of $60 million (i.e. the full cost savings anticipated by Alinta). However, as the forecast earnings for the year ending 30 June 2007 already incorporate $5 million in cost savings, the 2007 forecast earnings have been adjusted by $55 million.

Alinta shareholders capture 54% of them while AGL shareholders will, as a result of the shares in New Alinta, receive 46% of any such benefits.

In this respect, AGL shareholders receive a greater share of the synergy benefits than their 46% shareholding would suggest that they should in a true merger although, on the other hand, the AGL business at a gross level is substantially bigger than Alinta and it could be argued they should receive a greater share of the synergies than 46% (i.e. the AGL shareholders' interest in New Alinta is less than it would be in a straight merger because of the other elements of the transaction).

The price of $6.5 billion falls within Grant Samuel's estimated range for the full control value including the value of the quantified synergies including the tax cost basis reset. From the perspective of Alinta shareholders, Alinta is paying a full price for AGL Infrastructure. However:

- a proportion of synergy benefits is virtually always "paid away" in any acquisition;
- the top end of Grant Samuel's full control value range exceeds the purchase price (by $327 million);
- there may also be cost savings in excess of those nominated by Alinta. Alinta considers its estimate of $60 million per annum by 2009 ($55 million in present value terms) to be realistic and it has a strong track record in achieving efficiencies following acquisitions. Historically, Alinta has realised at least as much as its initial estimates of savings; and
- there are other non quantifiable benefits. The sharing with AGL shareholders can be seen as the price of achieving a quantum leap in scale and the associated benefits:
  - diversity of exposure;
  - market scale and liquidity;
  - platform for growth; and
  - potential to extract additional value through spinning out assets to managed vehicles.

The transaction is arguably a "once in a lifetime" opportunity to achieve an unassailable position as the market leader in energy infrastructure in Australia. Any premium can be considered as a relatively short term cost in securing the long term benefits.

6.5.3 Debt Transfers

New Alinta is to assume $3.104 billion of net external debt relating to AGL Infrastructure and New AGL is to effectively assume approximately $970 million of the $1.2 billion of Alinta's external debt relating to the acquisition of 19.9% of AGL. To the extent that the debt carries a market interest rate and these transfers are to occur at face value there is no financial impact on either AGL or Alinta shareholders.

6.5.4 Cancellation of AGL Shares

Alinta currently holds 90,904,997 ordinary shares (19.9%) in AGL. These shares were acquired at a total cost of $1.772 billion (or $19.45 per share plus transaction costs) and then in March 2006 Alinta received the AGL dividend of 31 cents per share (i.e. $28.2 million).

Under the proposed transaction, 78,904,997 of these shares are to effectively be cancelled (i.e. both AGL Infrastructure and Alinta will be owned by New Alinta) for a value of $1.51 billion based on the net cost to Alinta of $19.14 per share (i.e. $19.45 per share acquisition cost less $0.31 dividend per share).

The effective cancellation price has generally been above the trading range of AGL shares since January 2006:


AGL - Daily Share Price
(1 January 2006 - 18 August 2006)
Price
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
Effective cancellation price $19.14
Transaction
announced
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06

Source: IRESS and Grant Samuel analysis

The volume weighted average share price for AGL in the period from announcement of the proposed transaction to 18 August 2006 was $18.46. Trading in excess of $19.00 per share during this period has been primarily associated with Alinta's acquisition of 19.9% and market reaction to the announcement of the proposed transaction. However, in late July 2006 the AGL share price increased to in excess of $19.00 following positive earnings guidance for 2005/06:

AGL – Volume Weighted Average Share Price	
Period	Price
1 January 2006 to 26 April 2006	$18.77
26 April 2006 to 30 June 2006	$18.39
26 April 2006 to 18 August 2006	$18.46
1 May 2006 to 30 June 2006	$18.12
1 May 2006 to 18 August 2006	$18.30
1 July 2006 to 18 August 2006	$18.65
1 August 2006 to 18 August 2006	$19.22

AGL shares hit an intraday high of $19.80 on 14 August 2006 and closed on 18 August 2006 at $19.46.

Prima facie, Alinta shareholders are advantaged and AGL shareholders are disadvantaged by this component of the transaction to the extent that the effective cancellation price is "above market". In this regard, it should be noted that:

- the AGL share price declined from over $19.14 immediately following the announcement of the proposed transaction to around $18.00 pre mid July 2006. Some of this decline is undoubtedly attributable to the weakness in global equity markets experienced in May and June 2006. Nevertheless, it is also arguable that at least part of the weakness in the AGL share price during this period was a result of a lack of investor and analyst interest in the company due to the uncertainty surrounding the transaction and the lack of detailed information that has been available to the market (up until the release of AGL's 2005/06 results). Until late July, very few analysts had published anything other than brief update reports. In effect the stock had been in "limbo". It is reasonable to expect that once the information becomes available and

the transaction is implemented there will be a material improvement in the level of interest with some prospect of a pick up in the share price. In fact, the level of market interest may have already increased following the release of the positive 2005/06 earnings guidance during July 2006;

- if the current market value of AGL of $19.00-19.50 is adjusted for the sale of the AGL infrastructure business, the value attributed to the remaining businesses of AGL is approximately $5.6-5.8 billion. This can be calculated in two ways:

Implied Value of Remaining AGL Businesses – Method A ($ millions)		
	At AGL share price	
	$19.00	$19.50
Ordinary equity (455,910,464 shares)	8,662	8,890
Net borrowings (pro forma)[83]	3,415	3,415
Implied enterprise value	12,077	12,305
Sale price of AGL Infrastructure	(6,500)	(6,500)
Residual enterprise value	5,577	5,805
Premium paid on effective cancellation of Alinta shares[84]	11	(28)
Value implied for other AGL businesses	**5,588**	**5,777**

Implied Value of Remaining AGL Businesses – Method B			
Alinta share price		$10.80	$10.80
Ratio for AGL shareholders		0.6117	0.6117
Value received per AGL share		$6.60 (A)	$6.60 (A)
Current market price of AGL shares		$19.00 (B)	$19.50 (B)
Value per share of residual AGL to maintain market price (i.e. B-A)		$12.40	$12.90
		$ millions	**$ millions**
Implied equity value (377,005,467 shares)		4,674	4,863
Pro forma AGL net borrowings[83]	3,415		
Debt transferred to New Alinta	(3,104)		
Debt assumed	970		
		1,281	1,281
Implied enterprise value		5,955	6,144
Cost of 33% interest in AlintaAGL		(367)	(367)
Implied value of residual AGL businesses		**5,588**	**5,777**

- attributing no value to the proposed PNG Australian Gas Pipeline project or AGL's portfolio of generation development projects, the value of $5.6-5.8 billion represents the following earnings multiples:

---

83 Based on pro forma net borrowings of AGL as at 30 June 2006 of $3,321 million adjusted for the acquisition of Moranbah Gas Project ($94 million).

84 That is, $19.14 less the selected share price times 78,904,997 AGL shares.

Implied Value of Remaining AGL Businesses - Implied Forecast Multiples			
Parameter	Variable[85] ($ million)	Implied Value Range	
		Low	High
Implied value range ($ millions)		**5,588**	**5,777**
Multiple of EBITDA			
Year ended 30 June 2006 (actual)	515.0	10.9	11.2
Year ending 30 June 2007 (forecast)	738.0	7.6	7.8
Multiple of EBIT			
Year ended 30 June 2006 (actual)	423.0	13.2	13.7
Year ending 30 June 2007 (forecast)	568.0	9.8	10.2

The 2006/07 multiples are not demanding for a business such as AGL Energy when compared to its peers (i.e. Origin Energy, Energy Developments and Contact Energy) which are all trading at more than 11 times forecast EBIT and would suggest some upside potential from the $19.00-19.50 level particularly in view of:

- the anticipated cost savings from Project Phoenix (the business simplification project to integrate New AGL's retail businesses) and corporate overhead cost savings initiatives which are in the order of $60-70 million per annum. The full extent of these savings (relating to the consolidation of billing systems and offices) are not expected to arise until 2008/09). In addition, a further programme was commenced in August 2006 (with the aim of reducing costs and increasing efficiency and responsiveness) for which potential cost savings have not yet been fully quantified; and
- the latent value in the current development portfolio including the power generation developments and the proposed PNG Australian Gas Pipeline.

At the same time, it needs to be recognised that the EBIT of New AGL in 2006/07 is bolstered by a very substantial (and relatively short term) contribution from its interest in the PNG Upstream Gas Project; and

- if Alinta tried to sell a 17.3% (78,904,997 shares) interest in AGL through the market it would probably realise a price that represented a discount from the current market price. Nevertheless, a 17.3% shareholding is a strategic shareholding (which would attract a premium if there was another bidder to whom Alinta was prepared to sell). It is not unreasonable to attribute a premium (albeit modest) to such a shareholding.

On this basis, it can be argued that the effective cancellation price of $19.14 is not unreasonable from the perspective of both AGL and Alinta shareholders. In any event, the quantum of any premium paid by or discount received by AGL is relatively small in the context of the scale of the overall transaction.

6.5.5 33% interest in AlintaAGL

The value of $367 million attributed to AGL's acquisition of a 33% interest in AlintaAGL equates to a value for 100% of AlintaAGL of $1.112 billion. Allowing for net borrowings and outstanding capital expenditure to complete the current cogeneration plants, this value implies the following multiples of pro forma forecast earnings for the business:

85 Based on EBITDA and EBIT for New AGL including equity accounted profits. This differs from the presentation set out in Section 5.1.2 of this report. The financial information for New AGL shows distributions from ActewAGL Retail (i.e. a 50% share of EBIT). Accordingly, for the purposes of these calculations, EBITDA has been adjusted to incorporate New AGL's share of ActewAGL Retail's EBITDA rather than distributions (i.e. adjusting for ActewAGL Retail's depreciation and amortisation).

AlintaAGL – Implied Earnings Multiples	
Parameter	**Year ending 31 December 2007 forecast**
EBITDA	12.6
EBIT	14.2

Grant Samuel has reviewed these multiples having regard to multiples for comparable listed companies and transactions involving energy retailers and generators in Australia and New Zealand. In doing so Grant Samuel has placed greater weight on the implied EBIT multiples rather than EBITDA because there can be very substantial differences in depreciation (and capital expenditure) depending on the mix of assets and, in particular, the extent of generation activities. EBIT can net out these differences although it does have its own drawbacks (e.g. differences in depreciation policies).

The implied multiples are high compared to those listed companies engaged in energy retailing and generation based on share prices as at 31 July 2006:

Share Market Ratings of Selected Listed Energy Companies							
Company	**Market Capital-isation (millions)**	**EBITDA Multiple (times)**			**EBIT Multiple (times)**		
		Historical	**Forecast**		**Historical**	**Forecast**	
			Year 1	**Year 2**		**Year 1**	**Year 2**
Australia							
Origin Energy	A$6,031.0	11.0	9.0	8.5	16.2	12.3	11.6
Energy Developments	A$548.4	8.2	8.3	6.6	13.3	13.7	10.9
New Zealand							
Contact Energy	NZ$4,071.0	9.5	8.6	8.9	12.7	11.2	11.7
TrustPower	NZ$2,187.5	13.9	12.6	10.9	16.3	14.7	13.0

Source: Grant Samuel analysis (see Appendix 2)

These multiples are based on share prices as at 30 June 2006 and therefore do not include a premium for control. Energy Developments Limited is the least comparable company to AlintaAGL given its focus on renewable energy and international activities. TrustPower Limited's ("TrustPower") multiples are high relative to the other companies reflecting a limited free float (41%) and low liquidity (annual turnover equal to only 3.1% of free float).

Transaction multiples show considerable diversity and provide limited guidance for the implied forecast EBIT multiples for AlintaAGL:

Recent Transaction Evidence – Energy Retailers and Generators							
Date	Target	Type[86]	Consideration[87] (millions)	EBITDA Multiple (times)		EBIT Multiple (times)	
				Historical	Forecast	Historical	Forecast
Australia							
Jun 06 (pending)	Loy Yang A Power Station interest	G	A$115[88]	na	10.6	na	na
Jun 06 (pending)	NRG Energy's Gladstone power assets	G	A$637.3	na	7.2	na	9.1
Jun 06 (pending)	NRG Energy's South Australian power assets	G	A$317	11.8	10.3	na	na
Dec 05	Australian Energy	G/R	A$103	19.3	12.6	20.1	na
Oct 05	Southern Hydro	G	A$1,425	na	19.5	na	na
Mar 05	Singapore Power's merchant energy business	G/R	A$2,128	11.7	na	na	na
Mar 05	Pacific Hydro	G	A$801	19.7	15.3	23.4	18.7
Apr 04	TXU Australia	G/R/I	A$5,100	9.2	8.6	na	na
Jul 03	Loy Yang	G	A$3,500	7.2	8.3	9.4	11.6
Dec 02	AES Ecogen	G	A$81	na	8.7	na	na
Jul 02	CitiPower	R/I	A$1,555	7.1	na	na	na
Jul 02	Pulse Energy	R	A$880.0	12.0	12.1	13.3	11.9
Aug 00	Powercor	R/I	A$2,315	8.0	na	na	na
Dec 99	ETSA Utilities	G/I	A$3,475	9.4	na	na	na
New Zealand							
Jul 04	Contact Energy	G/R	NZ$3,270	12.3	9.4	17.8	12.8

Source: Grant Samuel analysis (see Appendix 3)

In Grant Samuel's opinion, the earnings multiples implied by the $367 million price for 33% of AlintaAGL are appropriate having regard to the strategic value of the AlintaAGL business:

- AlintaAGL is the incumbent gas retailer in Western Australia with more than 540,000 customer accounts. The Western Australian retail gas market is fully contestable and AlintaAGL has a 100% share of the residential market and approximately 90% share of commercial and industrial customers in the areas it services. Its position in the residential market is preserved by a moratorium on Synergy (the government owned incumbent electricity retailer) from selling to residential and small commercial customers (although this is expected to be lifted in the near future). AlintaAGL is vulnerable to market share erosion over time when the moratorium is lifted or from new entrants (although the impact of that competition should be able to be managed profitably);

- the Western Australian gas market has seen strong growth in volumes in recent years reflecting the economic growth experienced by the state (as a consequence of the commodities boom and population growth). This growth is expected to continue in the short to medium term and AlintaAGL's market position provides opportunities to benefit from that growth;

- AlintaAGL's move into retailing electricity in July 2005. The risks associated with this move have been managed by a strategy of contracting or developing electricity generation capacity and AlintaAGL is estimated to have 15-20% of the south-west Western Australian electricity market. AlintaAGL is currently only able to contest for large electricity customers. Full retail contestability in the Western Australian residential electricity market is not due before 2010. AlintaAGL is positioned to benefit from this growth opportunity both from the perspective of the supply of

[86] G = Generation; R = Retail; I = Infrastructure

[87] Implied equity value if 100% of the company or business had been acquired.

[88] Represents acquisition price as there is insufficient information available to calculate implied equity value.

electricity (from contracted and owned generation capacity) and the high market recognition of the "Alinta" brand;

- efficiency gains are available to AlintaAGL in relation to customer service costs to the extent that it is able to bundle electricity and gas sales to customers;
- real growth in revenue and profits is effectively embedded for AlintaAGL out to 2009 as a consequence of the committed expansion in the number of cogeneration facilities. A second cogeneration unit is under construction and expected to be operational by late 2006 and the construction of two other units is committed with completion expected by late 2007. The development of these units is underpinned by commitments for electricity sales; and
- the potential for AlintaAGL to develop the cogeneration business further in conjunction with Alcoa. The development risk is reduced by the capacity credit scheme that operates in the Western Australian electricity market. Further, cogeneration capacity will only be developed if electricity demand exists.

A discount to full underlying value would normally be expected for the acquisition of a minority interest in an entity for which there is no ready market and where there are restrictions on the ability to transfer the interest (such as a 33% interest in AlintaAGL). However, it has been agreed by AGL and Alinta that all transactions in relation to AlintaAGL (i.e. the initial acquisition of 33% and the exercise of the call options) are to be based on a pro rata share of the full underlying value for AlintaAGL. In other words, the transactions are to be based on the value of 100% of AlintaAGL including a premium for control (i.e. no allowance is to be made for minority or marketability discounts).

To some degree this approach means that the price paid by AGL shareholders for the initial 33% interest in AlintaAGL exceeds the amount that would otherwise be paid for that minority interest (i.e. the Alinta shareholders are initially advantaged). However, the call option terms ensure that New AGL will not pay in excess of the relevant proportion of the full underlying value for the remaining interest in AlintaAGL, despite the change in control (see Section 6.6.1) (i.e. in total Alinta shareholders will receive full underlying value for 100% of AlintaAGL).

Further, in the scheme of the overall transaction the value attributed to the 33% interest in AlintaAGL is not material (it represents a little over 5% of the value attributed to the infrastructure assets).

6.5.6 Shares Issued in New Alinta

The shares in New Alinta to be issued to AGL shareholders will be issued at a price of $10.80. This price:

- was slightly below the Alinta share price at the time of the announcement of the proposed transaction; and
- is generally consistent with the trading range of Alinta shares since September 2005:


Alinta Share Price
(1 January 2005 - 18 August 2006)
Price
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
AIH spin out announced
Transaction announced
$10.80 notional price
Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06

Source: IRESS

This can also be seen from the following data:

Alinta – Volume Weighted Average Share Price	
Period	**Price**
1 September 2005 to 26 April 2006	$10.90
1 January 2006 to 26 April 2006	$10.82

Grant Samuel has no reason to believe that the Alinta share price is not a reliable reflection of the fair market value of Alinta shares:

- Alinta shares have a reasonable level of trading activity. Volume for the six months to 30 June 2006 was equivalent to an annual turnover of approximately 92.0% of the issued capital;
- despite the many changes in the composition of assets over the past few years, it is a reasonably transparent business that analysts can undertake research on Alinta with relative ease; and
- Alinta's earnings multiples and other parameters are not out of line with its peers.

In recent times the Alinta share price has generally been below $10.80. It closed at $10.79 on 18 August 2006 and has generally traded at less than $10.80 since the market downturn at the beginning of May 2006 with a distinct decline during late July 2006:

Alinta – Volume Weighted Average Share Price	
Period	**Price**
26 April 2006 to 30 June 2006	$10.91
26 April 2006 to 18 August 2006	$10.74
1 May 2006 to 30 June 2006	$10.65
1 May 2006 to 18 August 2006	$10.55
1 July 2006 to 18 August 2006	$10.41
1 August 2006 to 18 August 2006	$10.73

Reasons for the decrease in the share price during July are not clear. However, Alinta has identified that certain hedge fund shareholders have been active during the period. This, in

conjunction with relatively low trading volume and a lack of news from Alinta, may explain the decline.

Nonetheless, Grant Samuel believes that, while the $10.80 issue price does favour Alinta shareholders in that it marginally exceeds the current trading price, it is a reasonable issue price from the perspective of both AGL and Alinta shareholders:

- the volume weighted average price for Alinta since July 2006 is within 4% of the notional issue price which is within the normal boundaries of market price fluctuations that occur over time in any stock;
- the issue price of $10.80 is consistent with longer run volume weighted averages; and
- as with AGL, there is an argument that share trading in Alinta has been "in limbo" and may continue to be so until such time as further information becomes available to the market (e.g. through the scheme booklets) and the transaction is close to being implemented. There are reasonable prospects (other things being equal) that the Alinta share price will strengthen as these milestones are reached. Indeed, it is arguable that the current price (or even the issue price of $10.80) does not fully reflect the expected benefits of the transaction (e.g. the uplift in pro forma earnings per share and dividends for the year ending 31 December 2006).

6.5.7 Conclusion

In Grant Samuel's opinion the value exchanges between AGL and Alinta are, on balance, fair as between the parties.

There are, of course, some elements which slightly favour one or other of the groups of shareholders:

- the value attributed to AGL Infrastructure of $6.5 billion includes an element of synergies which will be generated by the merger of the two businesses (indeed the price falls within the value range incorporating the full value of synergies). AGL shareholders will capture the majority of the synergy benefits and Alinta shareholders will only obtain 54% of any synergies in excess of the level implicit in the $6.5 billion price; and
- the effective cancellation price for the 17.3% interest in AGL of $19.14 per share and the price of $10.80 for the shares in New Alinta issued to AGL shareholders favour Alinta shareholders to the extent that they exceed the market price and AGL shareholders to the extent that they are below the market price of the shares.

These two factors may offset each other to some extent and, in any event, Grant Samuel does not believe any net advantage or disadvantage is material in the context of the overall transaction.

6.6 Other Matters

6.6.1 AlintaAGL

New AGL and New Alinta will initially own 33% and 67% respectively of AlintaAGL. New AGL will hold call options to acquire the remaining 67% over a five year period. The AlintaAGL arrangements create benefits and risks for both groups of shareholders as discussed below:

(i) Call Options

The AlintaAGL call options provide benefits and risks for both groups of shareholders.

For AGL shareholders:

- the call options provide New AGL with a basis for expansion in the strongly growing Western Australian retail energy and electricity generation market and the opportunity to closely assess the economics of the AlintaAGL business before committing to further investment; and
- the successful exercise of the options will mean that New AGL will achieve one of its strategic objectives of building a presence in the Western Australian retail energy market which would otherwise have been difficult to achieve either organically (given the structure of the Western Australian energy market) or by acquisition given the relatively low level of operational synergies available to an eastern state acquirer. In addition, New AGL will create a wholly owned national footprint of retail and generation activities in gas and electricity (assuming it penetrates the Queensland market).

However:

- New AGL may not ultimately acquire all of AlintaAGL after five years. Its view on value may differ to that determined for exercise of the options (see below). In this case, New AGL would lose its national footprint and subsequent expansion into Western Australia other than by acquisition (albeit with limited synergy benefits) may not be economically sustainable. On the other hand New AGL may have decided that it has more attractive opportunities to pursue; and
- if New AGL acquires 100% of AlintaAGL:
  - there is a risk that Alinta could re-enter the energy retailing or cogeneration businesses whether in Western Australia or elsewhere in New AGL's national business footprint; and
  - the loss of the "Alinta" brand name is an operational risk (see below).

From the perspective of Alinta shareholders, New Alinta's interest in the Western Australian energy markets could be reduced (to at least 50% for the next five years) and it faces the possible complete exit from AlintaAGL business (albeit for value). The Western Australian market has shown strong growth in recent years and full contestability in the residential retail market represents a significant growth opportunity for AlintaAGL. Should New Alinta exit from AlintaAGL completely, Alinta shareholders will lose the opportunity to participate in any growth in the longer term. However:

- Alinta shareholders will retain exposure to at least 50% of the AlintaAGL business for at least five years and therefore capture some of the benefit (54% of 50%) of the growth in earnings that is expected over that period;
- there will be no legal restraint on New Alinta re-entering the energy retailing or cogeneration businesses should New AGL own 100% of AlintaAGL (in fact there is no legal restraint on either party competing with AlintaAGL during the period of the joint venture). As New Alinta's activities involve the operation, management and (at least initially) ownership of energy infrastructure assets (including power stations)

opportunities for it to re-enter the energy retailing and generation market could arise although commercial factors (e.g. gas supply and haulage capacity, re-establishing a retail presence) may make this challenging; and

- in any event, it could eventuate that, depending on New AGL's attitude to the nominated price for the second call option, New Alinta may become the 100% owner of AlintaAGL.

In addition, there is potential for conflict at board level at AlintaAGL during the period in which the company is jointly owned by New AGL and New Alinta. While this is a risk with any joint venture, disharmony at this level could have an adverse impact on the performance of the operating business.

(ii) Call Option Pricing

The pricing basis for the first call option differentiates between the WA Retail business and Cogeneration (and separately deals with cogeneration assets that are operational or under construction):

- a multiple of 10 times forecast 31 December 2009 EBITDA is to be applied in determining the value of WA Retail. As the option is due to be exercised during the year ending 31 December 2009, actual to date and forecast (for the balance of the year) EBITDA will be used to establish the exercise price.

  In relation to the pricing approach adopted for WA Retail:

  - a multiple of 10 times current year EBITDA:
    - is generally supported by recent transaction evidence for energy retailers in Australia and New Zealand (see Appendix 3); and
    - exceeds the multiples implied by sharemarket trading of listed energy companies with significant energy retail activities (see Appendix 2).

    The allowance of some degree of control premium is reasonable as, although the option only relates to 17% of AlintaAGL, its exercise will take New AGL from a minority shareholder position to an equal shareholder position; and

  - a fixed multiple of earnings gives certainty to one part of the pricing equation. However, energy retailing is a relatively volatile activity and earnings could fluctuate substantially in any one year although AlintaAGL is a vertically integrated business (with long term gas supply and transportation arrangements and power generation developments) and the structure of the Western Australian electricity market means that it is less volatile than the national electricity market. Market valuation parameters could also move over the period. Consequently, one or other of New AGL and New Alinta may be penalised by the approach;

- an 8% sustainable equity yield on operating cogeneration assets is not inconsistent with cash distribution yields on listed energy infrastructure entities:

Cash Distribution Yield of Listed Australian Energy Infrastructure Entities			
	Distribution Yield (%)[89]		
Entity	Historical	Forecast Year 1	Forecast Year 2
SP AusNet	na	8.8%	9.0%
Spark[61]	na	8.1%	9.7%
DUET	8.5%	9.1%	9.4%
Envestra	8.4%	8.4%	8.7%
APT[90]	5.4%	5.8%	6.1%
AIH[61]	na	9.5%	10.1%
HDUF	na	9.2%	9.2%
GasNet	8.4%	8.4%	8.4%
Babcock & Brown Infrastructure	6.8%	8.4%	8.7%
Babcock & Brown Wind Partners	na	6.8%	7.5%
Viridis	na	10.3%	10.3%

Source: Grant Samuel analysis

- equity invested in cogeneration assets under construction. Given such assets are not commissioned then the reimbursement of capital invested is an appropriate pricing basis.

Notwithstanding the pricing risks involved if the first call option is exercised:

- the exercise price equates to 17% of the aggregate of the three components and therefore the price risk may not be material in the context of the size of New AGL and New Alinta;
- New Alinta will have significant influence and management control over AlintaAGL throughout the period;
- New AGL's level of influence over the operations of AlintaAGL will increase with the exercise of this option; and
- New AGL can choose not to exercise the first call option and retain the opportunity to acquire 100% of AlintaAGL via the second call option.

The exercise price for the second call option is based on a "russian roulette" provision. That is, New Alinta is to propose a price for its remaining interest in AlintaAGL. If New AGL finds that price acceptable then it would be expected to exercise its option. However, if it does not exercise the option then New Alinta must pay the equivalent price per share for New AGL's existing 50% interest. This approach provides protection for both sets of shareholders in that an excessive price is unlikely to be proposed by New Alinta (i.e. New AGL would be unlikely to be willing to pay a high price nor would New Alinta want to be forced to pay an excessive price). It also means that the price is able to reflect market conditions and market multiples at the time of exercise (i.e. nobody is locked into multiples that may be inappropriate). This mechanism should mean that a reasonable, market supportable price will ensue for 100% control of AlintaAGL.

(iii) AlintaAGL Brand Name Issues

Should New AGL exercise both of its call options or the second call option only then, one year after AlintaAGL becomes 100% owned by New AGL, the licence to use the "Alinta" brand name will terminate. To the extent that the "Alinta" brand name is an important factor in the success of WA Retail's position in the Western Australian market, the loss of the brand is a risk for New AGL. However:

89 Represents cash distribution per share (i.e. ignoring any tax benefits derived by investors) divided by the share price.

90 APT's distribution yield is comparatively low because it pays corporate tax and partially franked distributions.

- it is not certain how critical the "Alinta" brand is for WA Retail's market position (and, more particularly, how important it will be in five years time) given that it is the incumbent gas retailer in Western Australia and the ties to customers are often more important than something as ephemeral as a brand name. The "Alinta" brand was only established in 1994. On the other hand, it has achieved a high profile in this period and may be important for penetration in the residential electricity market when full residential contestability occurs (not expected before 2010);
- AGL will be able to consider the issues involved in rebranding the WA Retail business prior to exercise of the Second Call Option; and
- twelve months appears to be a reasonable length of time in which to achieve rebranding, particularly as:
  - the "AGL" brand will have been associated with the business in Western Australia for five years prior to exercise; and
  - being an incumbent energy retailer in a concentrated market (with a dominant market share), rebranding should be less fraught than in other situations. The risks should be relatively low as long as Alinta does not re-enter the retail market using the "Alinta" brand.

Should New Alinta reclaim 100% ownership of AlintaAGL, the loss of the "AGL" brand name is not considered a material risk. There would be some costs in rebranding but the existing (and continuing) profile of the "Alinta" brand name in the Western Australian market more than offsets those costs.

6.6.2 Gas Valpo and Wattle Point Wind Farm Put Options

New AGL is to grant a put option to New Alinta such that it can sell back Gas Valpo or Wattle Point Wind Farm (within twelve and six months of implementation respectively) at the price attributed to each asset in the transaction ($141 million and $211 million respectively on a cash and debt free basis and with the Gas Valpo price subject to a working capital adjustment).

The put options but they provide some protection for Alinta shareholders in that they offset the risks associated with a lack of due diligence in relation to those assets.

Exercise of either of the put options is not (apart from additional pressure on gearing) considered a material issue for New AGL in that both assets fit within its business operations:

- Gas Valpo is a regional gas distributor and retailer in Chile. Although Gas Valpo predominantly operates as a standalone operation, it falls within New AGL's operational and management expertise; and
- New AGL will hold an agreement for 100% of the electricity output and green products of Wattle Point Wind Farm even if New Alinta retains it. To that extent, Wattle Point Wind Farm is a generation asset and would easily fit within New AGL's existing power generation portfolio (albeit its strategy is to divest forced wind farm generators).

In addition, New AGL has indicated that, in relation to Wattle Point Wind Farm, it would seek to enter into similar arrangements to those entered into with New Alinta with a third party.

The exercise of either put option by New Alinta would double the exposure of AGL shareholders to these assets collectively from 46% to 100%. However, AGL shareholders already have a substantial exposure to these assets (82.7%) and, in the scheme of the overall transaction, the assets are not material (each representing less than 5% of the value attributed to the infrastructure assets).

6.6.3 Index Weighting and Impact on Liquidity

AGL and Alinta currently have market capitalisations of approximately $8.9 billion and $2.8 billion respectively. They are both included in all of the major S&P/ASX market indices and represent approximately 44% and 14% of the S&P/ASX200 Utilities Index respectively. The proposed transaction will result in two separate companies with New AGL smaller than current AGL (and with a smaller market capitalisation than it would have had if the demerger proposal had proceeded due to the effective cancellation of 17.3% of its issued shares) and New Alinta substantially larger than Alinta today.

The reduced size of New AGL may potentially reduce liquidity and therefore reduce its attractiveness for some investors. In recent years, it appears that companies with larger market capitalisations have attracted greater investor interest reflecting, at least in part, the deep and liquid market for their shares and their relative importance to the performance of the market in general.

While New AGL will have a smaller market capitalisation than AGL, it should be recognised that:

- it will be a substantial company in its own right with a market capitalisation of around $4.8 billion. It will be in the top 50 companies on the ASX and be included in all the leading domestic indices (including the S&P/ASX 200 which is the key index for institutional investment purposes);
- index based investors are likely to continue to need to hold New AGL shares at the same levels as currently;
- New AGL will largely regain (at least initially) the relatively open and diverse share register of AGL that existed prior to Alinta's acquisition of 19.9%, which should aid liquidity. However, while AGL was previously a reasonably liquid stock (72% annual turnover), it was not highly liquid and New AGL's register may inherit this characteristic.

The increased size of New Alinta is expected to have a positive impact on the liquidity of shares and therefore investor interest. New Alinta will inherit both AGL and Alinta's relatively open and diverse share registers and it should be recognised that:

- both AGL and Alinta have large retail shareholder bases but were only reasonably liquid stocks (i.e. annual turnover of less than 85% of shares on issue prior to recent corporate activity); and
- New Alinta will be substantially larger than Alinta and will be the clear market leader in energy infrastructure with approximately $14 billion in assets under management. It will be in the top 50 companies on the ASX and included in all the leading domestic indices.

Notwithstanding that the two companies will individually have smaller presences in the market than AGL currently, the impact of the proposed transaction on the liquidity of shares in New AGL and New Alinta and the consequent impact on investor interest, is difficult to predict with any confidence. However, in Grant Samuel's view, the adverse effect on investor interest in New AGL from lower liquidity (if any) is unlikely to be significant. In comparison, the effect of the proposed transaction on investor interest in New Alinta is likely to be positive.

There is a risk of a period of relative share price volatility in the short term until the share registers for each company reach some degree of equilibrium. For New AGL this may reflect the preference that some AGL shareholders may have for the "integrated" utility model of AGL in comparison to the higher risk profile of the New AGL business. For New Alinta, this may reflect that some AGL shareholders prefer the internal management model to Alinta's external management model. However, in Grant Samuel's view, the period of volatility is weeks (not months) and unlikely to have an adverse impact on investor interest in either New AGL or New Alinta.

6.6.4 ACCC Undertakings

On 3 August 2006, the ACCC announced its decision not to oppose the proposed transaction after accepting court enforceable undertakings from Alinta. In particular, New Alinta will be required to divest all of the units it holds in APT[91] and, unless notified otherwise by the ACCC, the Agility contracts in relation to the Moomba to Sydney Pipeline ("MSP") and the Parmelia Gas Pipeline ("PGP") which are 100% owned by APT by a non-disclosed specified date. Until divestment, New Alinta is required to ring fence and hold separate the business of APT and the assets and personnel required to service the specified Agility contracts. In addition, after divestment, New Alinta will:

- for a period of three years, be restricted from employing former directors, officers or other employees of APT who in the previous three years had any involvement in the marketing or commercial operations of MSP or PGP;
- for a period of five years, not supply pipeline management or maintenance services to MSP or PGP while it supplies such services to the Eastern Gas Pipeline (100% owned by AIH) and the Dampier Bunbury Natural Gas Pipeline (in which Alinta currently has a 14.3% economic interest); and
- if relieved of the requirement to divest the Agility contracts, not supply for a period of five years any services to APT in respect of MSP and PGP that are additional in scope to the services currently provided by APT.

These undertakings have implications for the future financial performance of New Alinta. In this regard, Alinta has indicated that:

- the undertakings are not expected to impact the level of the cost savings expected to emerge by 2009 from the combination of the asset management businesses under the proposed transaction (i.e. $54 million by 2009 or $50 million in present value terms) as the savings relating to the specific Agility contracts (in terms of full time equivalent employees) are minimal; and
- future growth opportunities and reinvestment of the capital realised will allow New Alinta to replace the earnings streams that would otherwise have been derived from those assets.

AGL shareholders and Alinta shareholders will be affected by the ACCC undertakings in proportion to their interests in New Alinta (i.e. AGL shareholders (46%) and Alinta shareholders (54%)). The impact of the undertakings on future performance is uncertain (in fact, some of the undertakings are still subject to the ACCC's final views). However, the earnings contribution from APT and the MSP and PGP contracts are estimated at around 5% of New Alinta's pro forma operating profit before interest and tax in 2007 (excluding any earnings contribution from the APT units acquired in August 2006). Further, in Grant Samuel's view, it is reasonable to assume that rational economic decisions will be made by New Alinta in meeting the ACCC's requirements. Therefore the impact in New Alinta's future performance is unlikely to be significant.

[91] Including the 30% interest acquired from AGL and the units acquired in August 2006.

6.7 Taxation Issues

6.7.1 Corporate Taxation

The proposed transaction is not expected to result in any capital gains tax or other tax related liability for AGL, Alinta, New AGL or New Alinta.

Following the proposed transaction, New AGL and New Alinta are to become head companies for two new consolidated groups under the Australian tax consolidation system.

As a consequence of the transaction mechanisms, both AGL and Alinta will become subsidiaries of New Alinta following implementation. Carried forward revenue and capital losses and accumulated franking credits of AGL and Alinta at that time (if any) would be preserved within the New Alinta consolidated group. New Alinta will be entitled to write up the tax cost basis of AGL Infrastructure's gas and electricity networks to reflect the full purchase price paid[92]. The increased cost basis will then be eligible to be depreciated for tax purposes, giving rise to substantial tax savings (relative to the tax currently paid by AGL). New Alinta is expected to be able to pay fully franked dividends.

New AGL will have no carried forward revenue and capital losses and no accumulated franking credits. Nevertheless, New AGL is expected to be able to pay fully franked dividends.

6.7.2 *Tax Consequences for Australian Resident Shareholders*

Australian shareholders account for the majority of both companies' issued capital and the majority by number of shareholders.

Tax advice has been received by AGL and Alinta for shareholders holding their shares on capital account that:

- the transfer of AGL shares and Alinta shares in consideration for New Alinta ordinary shares and New Alinta converting shares (as appropriate) will be a capital gains tax ("CGT") event for shareholders.

  Those shareholders who:

  - acquired their AGL or Alinta shares on or after 20 September 1985 and:
    - who would make a gain on the transfer should be eligible for CGT scrip-for-scrip rollover relief ("CGT rollover relief") to defer the capital gains tax consequences. These shareholders will be taken to have acquired the New Alinta ordinary shares and New Alinta converting shares (as appropriate) at the time the AGL or Alinta shares were acquired. The cost base for each share received will be a pro rata of the original cost base for the AGL shares based on the sharemarket price of New AGL and New Alinta on implementation;
    - who would make a capital loss will be able to offset that loss against current year capital gains or carry it forward to offset against future capital gains; and
    - who does not elect rollover relief will pay CGT on any capital gain;
  - who acquired their AGL shares prior to 20 September 1985 (there are no Alinta shares issued prior to 20 September 1985) will forfeit their "pre CGT" status upon receipt of New Alinta ordinary and converting shares. The New Alinta ordinary shares and converting shares will be taken to have been acquired at the

[92] An acquirer of AGL Infrastructure would also write up the value of all other assets in AGL Infrastructure to reflect the full purchase price. However, the likely extent of the increase in tangible, depreciable assets (as opposed to value attributed to contracts, goodwill etc) in businesses other than the networks is relatively minor.



time the AGL Scheme is implemented and the cost base of each will be based on an allocation of the sharemarket price of AGL's shares on implementation. The new shares will be subject to capital gains tax on any subsequent gains over that value. AGL estimates that the loss of "pre CGT" status will affect less than 5% of its registered shareholders;

- for AGL shareholders, the exchange of New Alinta converting shares for New AGL shares will be a CGT event, however, any capital gain or loss made on the exchange would be disregarded. The New AGL shares will be taken to have been acquired at exchange regardless of whether an election for CGT rollover relief was made. Therefore, any shareholder who sells New AGL shares within 12 months of implementation may be adversely affected in so far as any gain that is attributable will not be eligible for the 50% CGT discount.

AGL and Alinta have applied for class rulings from the Australian Taxation Office to confirm the Australian income tax consequences of the proposed transaction for their respective shareholders.

6.7.3 Tax Impact on Non-Australian Resident Shareholders

Grant Samuel understands that AGL and Alinta shareholders who are not residents of Australia should not be subject to the Australian CGT rules unless they have held (together with their associates) at least 10% (by value) of AGL shares or Alinta shares any time within the five years preceding a disposal or other CGT event in relation to those shares.

The non-Australian taxation implications for other non-Australian resident shareholders will depend on the country of domicile of the shareholder. Non-Australian residents should seek their own taxation advice in relation to the taxation impact of the demerger.

6.7.4 Disclaimer

The analysis set out above outlines the major tax consequences of the proposed transaction and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the proposed transaction for AGL and Alinta shareholders. Further details on the taxation consequences of the proposed transaction for Australian resident shareholders are set out in the AGL Scheme Booklet and the Alinta Scheme Booklet. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

6.8 Other Costs, Disadvantages and Risks

6.8.1 Increased Financial Risk of New AGL

Energy retailers generally adopt conservative financial structures because the retail energy sector is competitive and highly volatile, particularly in relation to increasing peak electricity loads. This creates substantial price risk for retailers. To mitigate these operational risks, energy retailers adopt a number of strategies including:

- contracting energy supplies and expanding energy generation capabilities to provide a level of natural hedging against wholesale energy price volatility;
- undertaking extensive energy price hedging programs; and
- maintenance of appropriate investment grade credit ratings in order to represent acceptable counterparty risk for trading with government entity and other counterparties.

Due to the transfer of $3.104 billion of net debt to New Alinta and the effective assumption of approximately $970 million of Alinta's net debt, New AGL's financial gearing will decrease in comparison to that of AGL on a standalone basis[93]:

New AGL – Pro Forma Gearing Analysis[94]			
Entity	**Net Debt ($ million)**	**Book Gearing**	**Interest Cover**
New AGL	1,281	28%	11.5x
AGL	3,321	41%	4.9x

Source: AGL Scheme Booklet and Grant Samuel analysis

It should also be noted that New AGL also faces a substantial capital expenditure program, particularly the development of new power generation (estimated at $2 billion over 5 years).

However:

- AGL's most recent acquisitions have been designed to provide a substantially greater level of natural hedging of its energy price risk (especially for peak electricity) which should lower the volatility and overall risk of the business;
- the other development projects will benefit the financial performance of New AGL, both from earnings growth and as mitigants of existing operational risk (e.g. by providing contracted energy supplies for New AGL);
- a significant proportion of the capital cost of the proposed PNG Australian Gas Pipeline would be funded by non-recourse project finance rather than corporate debt and AGL's equity contribution would not be expected to be material. Further, New AGL would not propose to hold its 50% interest in this project on a long term basis and any ultimate realisation may realise a cash surplus; and
- New AGL's pro forma level of gearing is not inconsistent with its energy retail, wholesale and power generation peers:

---

[93] Although New AGL's financial gearing will increase in comparison to that of AGL Energy Limited under the demerger proposal primarily due to the effective assumption of approximately $970 million of Alinta's net debt.

[94] For New AGL based on pro forma forecast earnings for the year ending 30 June 2007 and pro forma financial position as at 30 June 2006 set out in AGL Scheme Booklet. For AGL based on pro forma forecast earnings for the year ending 30 June 2007 per the AGL Target's Statement and pro forma financial position as at 30 June 2006 set out in the AGL Scheme Booklet.

New AGL – Relative Gearing Analysis[95]			
Entity	Book Gearing	Market Gearing	Interest Cover
New AGL	**28.5%**	**21.1%[96]**	**11.5x**
Origin Energy	39.3%	28.5%	6.3x
Energy Developments	39.8%	25.4%	4.7x
Contact Energy	21.7%	14.0%	7.5x
TrustPower	30.4%	15.2%	6.8x

Source: Grant Samuel analysis

- New AGL is expected to retain its investment grade credit status. Standard & Poor's has indicated that New AGL is likely to be rated BBB Stable in comparison to AGL's current credit rating of BBB (negative watch). In this regard, unless there is a substantial downturn in financial performance, it is unlikely that access to, and the cost of finance for New AGL, will be significantly different to that for AGL.

Nevertheless, AGL has indicated that New AGL may meet its growth program by raising equity, possibly in multiple forms including by the re-introduction of a dividend reinvestment plan (potentially fully underwritten) and through hybrid securities raisings. These equity raisings may not be attractive to shareholders (if made to existing holders) and, in any event, may put some downward pressure on the New AGL share price.

6.8.2 PNG Australian Gas Pipeline Risks

New AGL will retain the 50% interest in the proposed PNG Australian Gas Pipeline[97]. As a consequence of the effective cancellation of Alinta's shares in AGL, the exposure of existing AGL shareholders (other than Alinta) to this project will increase by approximately 21% (collectively from 82.7% to 100%). The PNG Australian Gas Pipeline is a very large greenfields project with the attendant risks that entails.

This project is currently in the FEED stage to determine whether or not it should proceed. During August 2006 it was decided, in the absence of committed foundation customer loads, to scale back the FEED process and focus on matters other than construction and equipment (i.e. on confirming land access, pipeline licensing, environmental permits and native title etc). At this stage the key challenges to project viability are committed foundation customer loads and high construction costs.

The PNG Australian Gas Pipeline project consortium is seeking to minimise project risk through the design stage and other mechanisms. Nevertheless, key risks will remain if it proceeds (including construction, reserve, market, sovereign and financing risk). However, there is demonstrable demand within Eastern Australia for the gas that Papua New Guinea will produce and the dedicated fields have sufficient proven and probable reserves to cover total volumes over a 30 year life. Further, the engineering challenges known at this point are not out of the ordinary and negotiations with banks and potential construction companies are underway. All of the project assets will be in Australia with the main political risk being an interruption of gas supplies from the PNG Upstream Gas Project (in which New AGL will have an effective 10% interest).

[95] For the peer group this analysis has been analysis has been calculated by reference to share prices at 31 July 2006, the financial position as at 31 December 2005 (except TrustPower which is at 31 March 2006) and year 1 forecast EBITDA.

[96] Gearing analysis for New AGL has been calculated based on an estimated market capitalisation of $4.8 billion, pro forma financial position at 30 June 2006 and forecast financial performance for the year ending 30 June 2007.

[97] Subject to APT's first right to purchase an interest of at least 10% in the project from New AGL.

In considering this increase in exposure, AGL shareholders should note that:

- they are already substantially exposed to this project albeit at a lower level;
- the PNG Australian Gas Pipeline would be expected to deliver a range of operational and other business benefits for New AGL (e.g. in further mitigating gas supply risk and providing opportunities to expand in the Queensland market);
- a significant proportion of the capital cost would be funded by non-recourse project finance and not corporate debt; and
- New AGL would not intend to hold a significant interest in the PNG Australian Gas Pipeline on a long term basis.

Accordingly, in Grant Samuel's opinion, the risks associated with increased exposure to the proposed PNG Australian Gas Pipeline, while not inconsequential, are (except for the fact that New AGL will be a smaller company than AGL) similar for AGL shareholders whether or not the proposed transaction proceeds.

6.8.3 Loss of Diversification for AGL Shareholders

The proposed transaction effectively demerges the AGL energy and infrastructure businesses. Although AGL operates in the energy sector, its businesses have quite different risk/return profiles. As such, as with the original demerger proposal, the transaction will result in the loss of the benefits of diversification inherent in AGL's current mix of businesses.

However, AGL shareholders can replicate the corporate diversification inherent in the current AGL structure by choosing to continue to hold New AGL and New Alinta shares. Indeed, the enhanced ability of shareholders to choose the degree of diversification that they prefer (through altering their mix of New AGL and New Alinta shareholdings) is a benefit.

The smaller size of New AGL will amplify the impact of any significant adverse events on the business in comparison to the impact when part of the larger AGL group. However, New AGL will be a reasonably substantial company and any increased vulnerability to adverse external events should not be material (although New AGL's higher level of gearing will further amplify the risk).

The proposed transaction will also result in the loss of any synergies that may have been derived from being part of the larger AGL group. However, due to the need to "ring fence" the infrastructure business for regulatory purposes, there are no significant operational benefits in owning both of the businesses. The limited benefits that do arise are the scale benefits in dealing with third parties. AGL shareholders will lose these benefits to some degree in relation to the activities of New AGL (although New AGL will be a substantial company in its own right) and maintain (and possibly improve) these benefits from the substantial size of New Alinta. To this extent, Alinta shareholders will also benefit from the increased scale of New Alinta (although some of these benefits are being paid away in the price paid for AGL Infrastructure).

6.8.4 Dilution of Alinta Shareholders' Interests

The interests of Alinta shareholders in the existing Alinta assets will be diluted from 100% to 54% under the proposed transaction. However:

- the proposed transaction represents a quantum leap in the execution of Alinta's business strategy and Alinta shareholders will have a 54% share in the combined business. As a consequence, Alinta shareholders will benefit from greater stability in earnings and cash flow as a result of:

- increased geographic and product sector diversity (e.g. exposure to the New South Wales and Victorian markets and increased exposure to electricity distribution);
- significant operational scale (spreading operational risks from regulatory decisions, volumes shifts, supply problems, catastrophes, etc);
- a more substantial platform for the pursuit of further opportunities in Australia and overseas (e.g. exposure to the water industry, expanded electricity distribution expertise, increased financial capacity to make meaningful overseas acquisitions); and
- the potential to extract additional value through merger synergies and/or spinning assets out to managed vehicles;

- the financial risks associated with the 19.9% shareholding in AGL will be eliminated (i.e. the level of gearing created by the holding and the potential loss on realisation if sold through the stockmarket); and
- the transaction is arguably a unique "once in a lifetime" opportunity to become the market leader in energy infrastructure in Australia.

To that extent, the dilution of Alinta shareholders' interest in the existing Alinta assets can be viewed as the cost of securing long term benefits.

6.8.5 Transaction Risks

The proposed transaction is being undertaken on a "public markets" basis (i.e. without the benefit of detailed due diligence being undertaken by each company on the other). This was a mutual decision made by the directors of both companies. However, it creates a range of risks for both sets of shareholders:

- New Alinta is acquiring the AGL infrastructure assets for $6.5 billion, over twice Alinta's reported total assets at 31 December 2005. This represents a substantial financial risk for New Alinta. Further, New Alinta may retain residual liabilities or litigation relating to New AGL. On the other hand:
  - AGL's infrastructure businesses are long established businesses with track records. In particular, the network businesses are regulated activities with a high level of transparency and operational certainty. Consequently, the lack of due diligence is less of a concern than if Alinta was acquiring a less transparent business (say, a pharmaceutical research company);
  - the core AGL infrastructure businesses (gas and electricity networks and Agility) are in asset categories with which Alinta is familiar. For those assets with which it is less familiar (i.e. Gas Valpo and Wattle Point Wind Farm), Alinta has negotiated short term put options back to New AGL; and
  - AGL is a disclosing entity subject to the continuous disclosure regime. Therefore, any matter in relation to these assets which has the potential to have a material impact on the market value of AGL should already be known to the market. Further, in recent months, AGL has issued shareholder documents encompassing the infrastructure assets (i.e. the Demerger Booklet, AGL Bidder's Statement and AGL Target's Statement) for which AGL is under a legal obligation to include all information that would be material for shareholders in making a decision.

  To the extent that any risk crystallises it will be a cost to both Alinta shareholders and AGL shareholders (although AGL shareholders benefit from the dilution of their exposure);
- New AGL's acquisition of a 33% interest in AlintaAGL for $367 million represents a risk for AGL shareholders. However, in the scheme of the overall transaction, the price paid for the interest in AlintaAGL is not considered material and, as the

businesses comprising AlintaAGL are material assets of Alinta, any matter associated with these businesses which has the potential to have a material impact on the market value of Alinta should already be known to the market. Further, the AlintaAGL call options provide New AGL with a mechanism by which to review the AlintaAGL business prior to increasing its interest or to exit the investment; and

- AGL shareholders are, as a consequence of the net components of the transaction, acquiring a 46% interest in New Alinta (comprising Alinta merged with the AGL infrastructure assets). To that extent, AGL shareholders are relying on the fact that Alinta is a disclosing entity subject to the continuous disclosure regime and has issued a number of shareholder documents such as the Alinta Bidder's Statement in recent times.

AGL and Alinta have endeavoured to mitigate (at least for a period of time) certain risks either by legal arrangements or commercial arrangements between the parties (i.e. the Relationship Deed as described in the scheme booklets). However, these arrangements provide only limited protection and limited warranties are being provided in relation to the AGL infrastructure assets or AlintaAGL. Therefore, there is some degree of risk in the transaction (although some of this risk would have existed even if due diligence had been undertaken).

6.8.6 Integration Risks

Any merger of two businesses faces some integration risks that may affect the ability to extract the expected synergies or could even adversely impact on the existing business operations. Despite the obvious similarities of Alinta and the AGL infrastructure businesses (particularly the asset management businesses) there are material risks for shareholders in integrating the two businesses. These include:

- the potential for "culture clashes". Although both entities have developed from incumbent gas utilities (Alinta was a former Western Australian government owned utility and AGL was an ASX listed company subject to substantial New South Wales government regulation until 2002), this risk remains. Alinta has a strong entrepreneurial attitude having grown in the last five years from a small business base with an initial industry cornerstone investor guiding strategy. In comparison, AGL's growth has been more gradual (although in the last year it has made some material investment decisions); and
- the integration of Alinta's asset management businesses and AGL's Agility business and the reduction of AGL corporate overheads are the potential source of significant synergies in the transaction. Management restructures and "culture clashes" have the potential to create disharmony, distraction and conflict and lead to a loss of focus on key performance factors. It will also be important to manage relationships with existing business partners.

Further, any estimate of merger synergies is inherently uncertain and subject to risk. To the extent that the estimated synergies are not achieved or take longer to achieve, Alinta shareholders will be disadvantaged as they will have paid some of them away in the price paid for AGL Infrastructure (see Section 6.5.2). On the other hand:

- Alinta management considers its estimate of merger synergies of $60 million per annum by 2009 ($55 million in present value terms) to be realistic; and
- Alinta has built a reputation for successfully integrating businesses and extracting synergy benefits.

To the extent that more than the estimated synergies are achieved, both AGL and Alinta shareholders will share in the benefit.

In this case, the integration risks are accentuated by the transaction being undertaken without the benefit of detailed due diligence and are therefore based only on public information and Alinta's previous experience rather than a detailed ground up assessment of specific initiatives (which will only occur post implementation).

6.8.7 Business Model Preferences

There may be some AGL shareholders who view that the "integrated" energy utility model provides benefits and makes AGL a more attractive investment opportunity through its larger scale, its balance of regulated and unregulated activities, its mix of low risk businesses and some growth options.

There may also be some AGL shareholders that prefer the internal management model that underpinned AGL's original demerger proposal. In comparison, New Alinta's business model may involve the spin out of infrastructure assets into more passive satellite vehicles which are separately listed and in which New Alinta may retain a minority investment and with management of the assets retained (this was the basis of the float of AIH). This approach may be replicated should it deliver enhanced shareholder returns. As such, it is conceivable that some of the infrastructure assets acquired by New Alinta may be spun off. While this business model has critics (e.g. fee levels, ability to terminate etc), AGL shareholders should note that as shareholders in New Alinta, they will be shareholders in the "head" company not in a satellite entity subject to the management fees.

6.8.8 Transaction Costs

Under the Merger Implementation Agreement, AGL and Alinta are responsible for all of their own transaction costs associated with the proposed transaction as well as the costs of the AGL Offer and the Alinta Offer. Practically, this means that transaction costs incurred and paid prior to implementation will be expensed by each company and on implementation (when both existing companies will be 100% owned by New Alinta) will form part of pre-acquisition retained profits. To the extent that AGL's costs in relation to the AGL Offer, defending the Alinta Offer and the proposed transaction are incurred following implementation, these will be borne by New AGL.

AGL and Alinta have estimated total cash transaction costs to be approximately $196.4 million (of which on average 15% are estimated not to be tax deductible with the balance deductible either immediately or over five years). These transaction costs include professional fees, IT costs, printing and internal structuring costs. In addition, non cash provisions for the writedown of AGL's IT systems are estimated to be $25.0 million. The total transaction costs can be summarised as follows:

Transaction Costs ($ millions)			
Entity	**Cash Costs**	**Non Cash Costs**	**Total**
AGL	77.1	25.0	102.1
Alinta	94.3	-	94.3
Total	**171.4**	**25.0**	**196.4**

Of the cash costs, approximately $86 million are expected to have already been incurred by the time shareholders vote on the proposed transaction. If the proposed transaction does not proceed these costs would be expensed by each company and recognised as significant items. For AGL these costs would impact both the 2005/06 and 2006/07 financial years while for Alinta they would impact the 2006 financial year.

The level of post implementation transaction costs are not expected to be material. If additional costs are incurred New AGL would bear AGL's costs and New Alinta would bear Alinta's costs. To that extent, AGL shareholders will bear 100% of AGL's costs and 46% of Alinta's post implementation transaction costs and Alinta shareholders will carry 54% of Alinta's post implementation transaction costs. In Grant Samuel's opinion, post implementation transaction costs are not a material issue for either group of shareholders.

6.8.9 Foreign Shareholders

Ineligible overseas shareholders (i.e. AGL and Alinta shareholders with registered addresses outside of Australia and its external territories, Hong Kong, Japan, New Zealand, Singapore, the United Kingdom and the United States of America) will not be entitled to receive New Alinta or New AGL shares. They will give up some of their economic interest in AGL and Alinta and lose their exposure to the respective businesses. They may also have to pay tax on any profit on that disposal (in their country of residence). However:

- their New AGL and New Alinta shares will be sold for market value;
- they can acquire New AGL and New Alinta shares through the ASX following the listing if they wish to retain an exposure; and
- shareholders representing less than 1% of AGL's issued capital and 1% of Alinta's issued capital are expected to be impacted by these provisions.

6.9 Shareholder Decisions

The decision of AGL and Alinta shareholders whether to vote in favour of the proposed transaction is a matter for individual shareholders based on each shareholder's views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. Shareholders who are in doubt as to what action they should take in relation to the proposed transaction should consult their own professional adviser.

Any decision to continue to hold shares in New AGL or New Alinta is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

7 Value of AGL Infrastructure

7.1 Methodology

Overview

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

- capitalisation of earnings or cash flows;
- discounting of projected cash flows;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of Earnings or Cash Flows

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer. Capitalisation of earnings is particularly suited to valuation of ongoing businesses with relatively stable and predictable cash flows.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and
- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA and EBIT is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult.

Selection of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers, it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

 

- economic factors (eg. economic growth, inflation, interest rates) affecting the markets in which the company operates;
- strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
- rationalisation or synergy benefits available to the acquirer;
- the structural and regulatory framework;
- *investment and sharemarket conditions at the time; and*
- the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a "premium for control" to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market *structures and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic* way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

Discounted Cash Flows

Discounting of projected cash flows has a strong theoretical basis and is a commonly used method for valuation particularly where cash flows are lumpy, the business is expected to change significantly over time or the assets have a limited life. Discounted cash flow valuations involve calculating the net present value of expected future cash flows. This methodology is able to explicitly capture the effect of significant changes in cash flows. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available, the terminal or continuing value is usually a high

proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a "de facto" cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range can mean the results can sometimes be not meaningful or reliable.

Notwithstanding these limitations, discounted cash flow analysis is regarded as appropriate for valuing industrial companies, at least where there is a reasonable level of predictability in future cash flows. Accordingly, it is commonly used in the energy and utilities sectors.

Other Parameters

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In the case of energy infrastructure businesses a common rule of thumb is the multiple of the regulated asset base ("RAB") which is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs. Similarly, for energy retailers a common metric is value per customer. However, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading.

7.2 Approach

Grant Samuel's valuation of AGL Infrastructure has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information. The value analysis has been undertaken on two bases:

- on a standalone basis – the value at which, under current market conditions, shares in the business could be expected to trade on the sharemarket (i.e. at a discount to the underlying value of the business as a whole) ("Standalone Value"); and
- on a full control basis – the value appropriate for the business as a whole reflecting the value of synergies available to potential acquirers ("Full Control Value"). In this case it includes the value of all synergies available to Alinta that have been identified and quantified. To this extent the value includes benefits that may be specific to Alinta and therefore may exceed the value that could be realised from any other potential acquirer. The value is in excess of the level at which, under current market conditions, shares in the business could be expected to trade on the sharemarket.

The Standalone Value approximates the value AGL shareholders could have expected to realise through a demerger whereas the Full Control Value represents the value that could be expected to be realised if the business was sold to a third party. For Alinta shareholders, the Full Control Value represents the maximum value of the AGL infrastructure business to them including the full value of identified synergies. Ideally a purchaser would pay less than this value so that the benefit of at least some of the synergies accrues to its own shareholders.

In estimating value for AGL Infrastructure, Grant Samuel has generally had regard to both:

- multiples of earnings, primarily EBITDA and EBIT. The multiples were benchmarked against the multiples of comparable listed entities and comparable transactions; and
- discounted cash flow analysis. Financial models of each of the operating businesses have been developed by AGL management. The models are based on a large number of assumptions underlying the key drivers of revenues, costs and capital expenditure and are

 

subject to significant uncertainty and contingencies, many of which are outside the control of AGL. A number of different scenarios have been developed and analysed to reflect the impact on value of various key assumptions relating to pricing, volume, capital expenditure and other factors.

In addition, for the electricity and gas networks some weight has also been given to the implied multiples of RAB.

7.3 Summary

The value of AGL Infrastructure is the aggregate of the estimated market value of AGL Infrastructure's operating businesses and other assets less non-trading liabilities as summarised below:

AGL Infrastructure – Value Summary ($ millions)					
Asset	Report Section	Standalone Value		Full Control Value	
		Low	High	Low	High
Gas and Electricity Networks (including ActewAGL Distribution)	7.3.1	3,900	4,200	4,250	4,600
Agility	7.3.2	1,000	1,100	1,300	1,400
Cawse Cogeneration Facility	7.3.3	35	35	35	35
Wattle Point Wind Farm	7.3.4	187	187	187	187
Gas Valpo	7.3.5	150	180	150	180
APT	7.3.6	353	370	353	370
Head office savings	7.3.7	-	-	55	55
Total AGL Infrastructure		**5,625**	**6,072**	**6,330**	**6,827**

The value attributed to the various operating businesses is an overall judgement having regard to a number of valuation methodologies and parameters, including capitalisation of earnings or cash flows (multiples of EBITDA and EBIT), discounted cash flow analysis and other measures commonly used in the energy and infrastructure sectors.

The discounted cash flow analysis was based on financial models developed by Grant Samuel from operating models and long term business plans provided by AGL. The models project cash flows from 1 July 2006. Projected ungeared after tax cash flows were discounted to a present value using nominal after tax discount rates in the range of 6.75-7.00%. Appendix 1 sets out a detailed analysis of the selection of the discount rates.

The overall earnings multiples implied by the valuation of AGL Infrastructure are summarised below:

AGL Infrastructure – Implied Valuation Parameters[98]					
Parameter	Variable[99] ($ millions)	Standalone Value		Full Control Value	
		Low	High	Low	High
Value range ($ millions)		**5,625**	**6,072**	**6,330**	**6,827**
Multiple of EBITDA					
Year ended 30 June 2006 (actual)	500.2	11.2	12.1	12.7	13.6
Year ending 30 June 2007 (forecast)	517.3	10.9	11.7	12.2	13.2
Multiple of EBIT					
Year ended 30 June 2006 (actual)	354.1	15.9	17.1	17.9	19.3
Year ending 30 June 2007 (forecast)	359.0	15.7	16.9	17.6	19.0

98 The implied earnings multiples decline marginally if APT is excluded (i.e. both the value attributed to APT and AGL Infrastructure's 30% share of APT's net profit after tax are excluded from the analysis).

99 Multiples are based on actual and forecast EBITDA and EBIT of AGL Infrastructure including equity accounted profits. This differs from the presentation set out in Section 5.2.7 of this report. The financial information for AGL Infrastructure shows distributions from ActewAGL Distribution (i.e. a share of EBIT). Accordingly, for the purposes of these calculations, EBITDA has been adjusted to incorporate AGL Infrastructure's share of ActewAGL Distribution's EBITDA rather than distributions (i.e. adjusting for ActewAGL Distribution's depreciation and amortisation).

Grant Samuel believes that the multiples implied by the standalone value are reasonable. There are several important factors which support the multiples:

- the strategic attractions of AGL Infrastructure's businesses including its ownership of the sole gas distribution network in New South Wales and a substantial services business (Agility) which has a stronger growth profile than regulated infrastructure assets;
- the multiples reflect the blend of AGL Infrastructure's various businesses (i.e. regulatory distribution and an infrastructure management business). To this extent the most appropriate comparable entities to the overall AGL Infrastructure business are Alinta (which is trading around 10-11 times forecast EBITDA but this blended multiple also reflects retailing) and Envestra (which is primarily a gas distribution and transmission business and is trading around 12 times forecast EBITDA); and
- the potential for significant cost savings to flow through the business over the three to five years after 2006/07. AGL has identified $20-25 million of total annual savings which it believes are achievable by 2009 in the absence of a takeover offer (primarily in the Agility business and head office functions).

The multiples implied by the full control value can be justified because:

- any purchaser of AGL Infrastructure will be able to step up the depreciable tax cost basis to its acquisition cost (thereby improving free cash flow under new ownership);
- they allow for the value of cost savings and synergies that have been identified as being available by Alinta ($60 million per annum by 2009 including $15-20 million identified by AGL). That these cost savings and synergies may exceed those that could be realised by any other acquirer has been allowed for in the value attributed to these cost savings; and
- they are supported by recent transaction evidence.

The detailed value analysis for each component of this valuation is set out below.

7.3.1 Gas and Electricity Networks

Summary

Grant Samuel has estimated a standalone value for AGL Infrastructure's gas and electricity networks (including its 50% share in ActewAGL Distribution) at $3.9-4.2 billion and a full control value at $4.25-4.6 billion. In determining these values, Grant Samuel had regard to:

- multiples of EBITDA;
- discounted cash flow analysis; and
- multiples of RAB (regulated asset base).

Grant Samuel believes that all three approaches give results that are broadly consistent with the selected standalone value range.

The full control value of AGL Infrastructure's gas and electricity networks represents the standalone value plus tax benefits from the ability to write up the cost basis of the gas and electricity networks to reflect the full purchase price paid by an acquirer (the standalone value assumes the current tax cost basis). This is the only difference between the standalone and full control values for the gas and electricity networks and reflects Grant Samuel's view that energy infrastructure entities generally trade on the stock exchange at close to their full underlying value.

Earnings Multiples Implied by Value Range

The value ranges for the gas and electricity networks represent the following multiples of EBITDA:

Gas and Electricity Networks – Implied Multiples					
Parameter	Variable[100] ($ millions)	Standalone Value		Full Control Value	
		Low	High	Low	High
Value range ($ millions)		**3,900**	**4,200**	**4,250**	**4,600**
Multiple of EBITDA					
Year ended 30 June 2006 (actual)	365.7	10.7	11.5	11.6	12.6
Year ended 30 June 2007 (forecast)	368.4	10.6	11.4	11.5	12.5

Grant Samuel has reviewed these multiples having regard to EBITDA multiples for comparable listed entities and transactions involving energy infrastructure entities or assets in Australia and New Zealand (see below).

Listed Entity Multiples

The following table sets out the implied EBITDA multiples for a range of listed energy infrastructure entities based on share prices as at 31 July 2006:

Sharemarket Ratings of Selected Listed Energy Infrastructure Entities					
Entity	Type[101]	Market Capitalisation (millions)	EBITDA Multiple (times)		
			Historical	Forecast Year 1	Forecast Year 2
Distribution Infrastructure					
SP AusNet	E	A$2,699.6	12.7	10.0	9.6
Spark[61]	E	A$1,780.3	na	9.5	9.3
DUET	E/G	A$1,104.8	10.0	9.6	9.2
Envestra	G	A$916.1	14.1	12.5	12.1
Vector	E/G	NZ$2,460.0	11.8	9.4	9.4
Transmission Infrastructure					
APT	G	A$1,176.8	13.2	12.1	11.6
AIH[61]	G	A$845.6	14.5	15.2	14.9
HDUF	E/G	A$423.0	8.2	13.3	13.2
GasNet	G	A$347.8[62]	12.5	12.5	12.6

Source: Grant Samuel analysis (see Appendix 2)

A detailed analysis of these entities is set out in Appendix 2.

The following factors are relevant to consideration of the comparable entity multiples:

- the multiples for the listed entities are based on share prices and therefore do not include a premium for control;
- the most comparable listed entities to AGL Infrastructure's gas and electricity networks (or parts of them) are:

[100] Based on forecast EBITDA for Gas Networks, Electricity Networks and ActewAGL Distribution (50%). Alinta's EBITDA forecasts for gas and electricity networks have been adjusted to incorporate AGL Infrastructure's share of ActewAGL Distribution's EBITDA rather than distributions (i.e. share of EBIT).

[101] E = Electricity; G = Gas; W = Wind.

- Envestra, which has 18,000 kilometres of gas distribution networks in South Australia, Victoria, Queensland and New South Wales. However it also owns gas transmission assets;
- DUET, which owns 80% of the Multinet gas distribution network in Victoria and 25.9% of the Alinta network in Western Australia, as well as 66% of the United Energy electricity network in Victoria. It also owns a majority share in the Dampier Bunbury Natural Gas Pipeline;
- Spark Infrastructure Group ("Spark") which owns 49% of electricity distribution networks in Victoria and South Australia; and
- SP AusNet, which owns electricity and gas distribution assets in Victoria as well as electricity transmission;

- the calculation of the underlying EBITDA multiples for Spark is complex because of the minority holdings and form of investment. Caution should be applied in relying on them;
- a number of other listed entities such as GasNet, APT, Hastings Diversified Utilities Fund ("HDUF") and AIH all own gas transmission pipelines which exhibit similar characteristics and have similar value drivers to AGL Infrastructure's gas distribution networks;
- most of the listed entities (except GasNet) are passive in nature with external parties (often related) providing infrastructure, operation and management services to the entity. A number of the entities are also administratively managed by external parties;
- the implied multiples for the AGL Infrastructure gas and electricity networks have been calculated on 31 December year end earnings. With the exception of AIH, HDUF, GasNet and Spark (which have a 31 December year end) and SP AusNet (which has a 31 March year end) each of the entities has a 30 June year end. The forecast year 1 multiples for these entities are based on forecasts to 30 June 2006 (as none has yet released actual results for this period) and Year 2 is based on forecast to 30 June 2007. SP AusNet's forecasts are for the year ending 31 March 2007 and 2008, respectively. The peer group forecasts were not realigned to a December year end basis because of a lack of reliable half year forecasts. However, in general terms, it would make relatively little difference (approximately 0.2 adjustment to the multiple in most cases); and
- a number of the entities, notably Babcock & Brown Infrastructure, Babcock & Brown Wind Partners and Viridis Clean Energy Group have experienced, and are expected to experience, significant earnings growth, making comparison to historical and immediate forecast (Year 1) multiples less relevant.

Transaction Multiples

The following table sets out the EBITDA multiples implied by selected transactions involving the acquisition of energy infrastructure assets in Australia and New Zealand since 2000:

Recent Transaction Evidence						
Date	Target	Type[102]	Transaction	Consideration (millions)	EBITDA Multiple (times) Historical	EBITDA Multiple (times) Forecast
Electricity Networks – Australia						
Mar 06	Murraylink	I	Acquisition by APT	A$153	na	15.8
Dec 05	SP AusNet	I	IPO	A$2,888	13.3	13.1
Apr 04	TXU Australia	G/R/I	Acquisition by Singapore Power	A$5,100	9.2	8.6
Jul 03	United Energy	I	Scheme of arrangement with Alinta	A$1,340	8.1	7.5
Jul 02	CitiPower	R/I	Acquisition by CKI/HEH	A$1,555	7.1	na
Aug 00	Powercor	R/I	Acquisition by CKI/HEH	A$2,315	8.0	na
Dec 99	ETSA Utilities	G/I	Acquisition by CKI/HEH	A$3,475	9.4	na
Gas Networks – Australia						
Jun 06 (pending)	GasNet	I	Takeover by BBI (with APT)	A$357	12.6	12.6
Sep 05	Duke Energy's Australian and New Zealand assets	I	Acquisition by AIH	A$896	19.2	15.4
Aug 04	Dampier to Bunbury Natural Gas Pipeline	I	Acquisition by DUET/Alinta/Alcoa Consortium	A$1,860	na	11.1
Aug 04	45% of Southern Cross Pipelines and 100% of Parmelia Gas	I	Acquisition by APT	A$206	8.3	na
Mar 04	Duke Energy's Australian and New Zealand assets	I	Acquisition by Alinta	A$1,690	17.0	15.5
Electricity Networks – New Zealand						
Aug 04	Powerco	I	Acquisition by Prime Infrastructure	NZ$680	9.4	9.0
Sep 02	UnitedNetworks	I	Acquisition by Vector	NZ$1,500	8.7	8.4
Sep 02	UnitedNetworks' electricity distribution networks	I	Acquisition by Powerco	NZ$590	9.0	8.9
Gas Networks – New Zealand						
Jun 05	NGC Holdings	I	Acquisition of 32.8% interest by Vector	NZ$1,506	10.7	10.1
Oct 04	NGC Holdings	I	Acquisition of 67.2% interest by Vector	NZ$866	9.6	9.2
Jun 01	AGL's New Zealand gas distribution assets	I	Acquisition by Powerco	NZ$118	na	12.8

Source: Grant Samuel analysis

Further details on these transactions are set out in Appendix 3. The transactions involving both infrastructure and generation/retail assets will have multiples that represent a blend of these two businesses. The gas transactions involve predominantly transmission pipelines rather than distribution assets.

Analysis and Commentary

The most common valuation metric for energy infrastructure businesses, other than distribution yield, is EBITDA multiples (rather than EBIT).

In general terms, the multiples paid for energy infrastructure assets either in the public listed market or in private treaty acquisitions have been relatively high particularly having regard to the modest growth profile of these businesses. The majority of the assets are regulated and long run growth is generally limited to population growth and inflation (with

102 G = Generation; R = Retail; I = Infrastructure

some potential for increased utilisation or penetration). However, the corollary is that cash flows are very stable and predictable and therefore the entities are able to use high degrees of leverage to produce attractive returns to equity investors. Coupled with tax efficient structures, this combination results in relatively high EBITDA multiples for listed companies which is also reflected in acquisitions.

In addition, infrastructure assets are reasonably transparent, with a considerable level of publicly available information on revenues, volumes, operating costs and capital investment. Moreover, the assets are "ring fenced" with little opportunity for integration with other assets (particularly in revenue terms). There are some operating cost synergies available for acquirers (but these may fall to the service provider rather than the infrastructure owner).

In this respect, it is Grant Samuel's view that listed infrastructure assets trade on the ASX at close to their full underlying value. Accordingly, there is unlikely to be a material premium for control of the extent often seen in takeover transactions. This is broadly confirmed by the transaction evidence which does not show any consistent premium above listed company multiples.

Four of the listed distribution entities trade at prospective EBITDA multiples of between 9 and 10 times. However, two of these are electricity distributors. EBITDA multiples are heavily influenced by capital expenditure requirements (relative to EBITDA) as the listed infrastructure entities effectively distribute EBITDA less capital expenditure to investors. Electricity distributors are generally capital intensive and, accordingly, their EBITDA multiples are lower than, say, those of gas distributors or gas transmission pipeline entities. This can be seen from the fact that the four listed entities involved primarily in gas transmission and Envestra (predominantly gas distribution) are all trading on prospective EBITDA multiples of 11.7 or more.

Grant Samuel believes that the implied 2007 EBITDA multiples of 10.6-11.4 (standalone value) and 11.5-12.5 (full control value) for the AGL Infrastructure gas and electricity networks are reasonable. In forming this view, the following factors were taken into account:

- the New South Wales gas network is a very strategic asset that would be attractive to a number of acquirers if it was freely available for sale (although its sheer size in value terms may limit the pool of potential purchasers). It is effectively the only gas distribution network of any significance in New South Wales, the largest state in Australia and covers all of Sydney, the largest city in Australia;
- compared to an electricity network, a gas network has upside potential through increasing penetration. The penetration of gas in AGL Infrastructure's coverage area is approximately 35%, compared to more than 65% in Victoria. In addition, AGL Infrastructure is well placed to capture the expected strong population growth in Sydney's western suburbs;
- AGL Infrastructure's electricity network in Victoria is in an area showing reasonably strong growth in terms of population growth and industrial development; and
- the combination of the networks and the Agility business provide significant advantages to both (compared to network owners that only manage their own assets or are managed by third parties). The networks benefit from:
  - Agility's economies of scale (as it services a range of external customers including APT);
  - Agility's wide ranging expertise and experiences from other regions or asset classes; and
  - enhanced ability to identify opportunities for growth and to participate in new developments (such as multi-utility proposals in new residential property developments); and



- the overall multiples are effectively a blend of higher multiples for AGL Infrastructure's gas distribution business (the majority of the value) and lower multiples for the electricity business (including ActewAGL Distribution's electricity network) because of its higher capital expenditure requirements (over 50% of EBITDA compared to around 35% for the gas networks).

The multiples implied by the full control value are consistent with the transaction multiples and can be justified because any purchaser of AGL Infrastructure will be able to step up the depreciable tax cost basis to its acquisition cost putting it in the equivalent position of any of the other acquisitions. On the other hand, the standalone multiples are arguably slightly less than comparable listed entities reflecting the low tax cost basis in that circumstance and the therefore higher relative cash tax expense.

Discounted Cash Flow Analysis

Grant Samuel has prepared a discounted cash flow analysis of AGL Infrastructure's gas and electricity network assets. Grant Samuel has based its analysis on models prepared by AGL, including twenty year models for the New South Wales gas and Victorian electricity networks (the "20 Year Models") and a five year forecast for ActewAGL Distribution. Where appropriate, Grant Samuel has made adjustments to the AGL Projections to reflect its judgement on certain issues.

The general assumptions underlying the forecasts in the models are:

- corporate tax rate of 30%;
- inflation rate of 2.5% per annum; and
- nominal after tax discount rates of 6.75-7.00%. The basis of selection for these discount rates is set out in Appendix 1.

The discounted cash flow analysis of the 20 Year Models was based on the key assumptions set out below:

- revenues are determined on the basis of five-yearly "resets" in accordance with the current regulatory pricing frameworks with appropriate adjustments to reflect interest rate movements since the previous regulatory reset. Under the current regulatory regimes, the regulator seeks to determine the amount of revenue in each five year period required to achieve a target rate of return on the regulated assets, having regard to (among other factors) estimated operating costs and capital expenditure. Based on the regulatory model and current five-year budget estimates, the key revenue assumptions are:
    - short term growth of approximately 3% per annum for gas and 2% per annum for electricity; and
    - long-term revenue growth rates for both networks (incorporating the impact of pricing resets) of approximately 3% per annum;
- forecast tariffs reflect the pricing required to achieve the regulator's target revenues for each five year period, taking into account forecast volumes. All things being equal, an increase in forecast volumes will be offset by lower tariffs. In this respect, the driver of revenue is the RAB and regulated returns, not volumes or tariffs;
- operating cost growth of 3-5% per annum for the first five years, then increasing broadly in line with inflation of 2.5% per annum;
- capital expenditure:
    - for the gas network based on current five year budgets including major projects such as the Sydney Primary Loop project. The long term forecast is based on estimated annual capital expenditure of approximately $85 million grown at 2% per annum to reflect long term efficiencies in the network; and

- for the electricity network increasing steadily through to 2011 (principally reflecting budgeted expenditure and asset replacements) to a long term average of approximately $65 million per annum;

- taxation expense reflects depreciation based on AGL Infrastructure's current tax cost basis; and
- perpetual growth rates, for the purpose of calculating the terminal value, of 3.25% for gas and 3.5% for electricity.

The analysis for ActewAGL Distribution was based primarily on the five year forecast provided by AGL which has been extended for a further five years. The key features are set out below:

- for the first five years the model shows:
  - average compound annual growth in EBITDA of 3%; and
  - capital expenditure of $45-55 million per annum;
- for the subsequent five years, annual growth in after tax cash flows is assumed to be 3%; and
- a perpetual growth rate of 2.5% is assumed.

The outcome of the discounted cash flow analysis is a net present value ("NPV") in the range of $3.83-4.11 billion. This range is broadly consistent with Grant Samuel's valuation range for the network assets.

As with any long term projections, there are inherent uncertainties about future events and outcomes. Small changes in certain assumptions can have disproportionate impacts on the calculated values. Accordingly, Grant Samuel has undertaken an analysis of the sensitivity of the net present value to movements in key assumptions:

AGL Infrastructure Gas and Electricity Networks – NPV Sensitivity Analysis ($ billions)

Sensitivity	Discount Rate	
	7.00%	6.75%
Base case	**3.83**	**4.11**
Revenues 2% higher than Base Case (throughout forecast period)	4.03	4.33
Revenues 2% lower than Base Case (throughout forecast period)	3.63	3.89
Operating costs 2% higher than Base Case (throughout forecast period)	3.75	4.02
Operating costs 2% lower than Base Case (throughout forecast period)	3.91	4.20
Capital expenditure 2% higher than Base Case (throughout forecast period)	3.76	4.05
Capital expenditure 2% lower than Base Case (throughout forecast period)	3.90	4.19
Perpetual growth rate 0.25% higher than Base Case	3.98	4.30
Perpetual growth rate 0.25% lower than Base Case	3.70	3.95

Under the current regulatory framework, changes in market dynamics or operating characteristics of the regulated assets are reflected in revised tariffs at each "reset". Accordingly, the impact of any such changes on returns should be limited to the regulatory period in which they occur (that is, prior to the next "reset"). A sensitivity analysis of these impacts would require a series of highly specific assumptions regarding their size, nature, timing and duration. Grant Samuel has undertaken its analysis on the basis that long run returns should tend towards the regulators' target returns. This is reflected in the relatively narrow sensitivity ranges selected, which are designed to illustrate a general trend of under or over performance relative to the regulators' determinations, rather than one off events.

The results of the sensitivity analysis indicate that:

- the NPV is sensitive to movements in revenue. The operating cost base of the business is largely fixed such that any increase or decrease in revenues will flow almost directly to the bottom line. However, the sensitivity analysis overstates the impact as it is likely that any over or under performance is "captured" and adjusted for at the next tariff reset date (i.e. it would only occur for a five year period);
- the NPV is also sensitive to the perpetual growth rate. While it is not possible to precisely determine growth rates in perpetuity, the selected ranges appear reasonable in light of forecast growth in cash flows prior to calculation of terminal value and given that industry regulators will be required to provide owners of critical infrastructure with sufficient returns to justify ongoing investment; and
- the NPV is not particularly sensitive to movements in operating costs or capital expenditure.

In interpreting the above analysis, it should be noted that these sensitivities do not, and do not purport to, represent the range of potential value outcomes for the network assets. They are simply theoretical indicators of the sensitivity of the net present values derived from the discounted cash flow analysis.

Tax Cost Base

AGL was able to write up its assets on the date on which it entered the tax consolidation regime (1 July 2003). However, as a result of structural impediments (essentially limitations imposed by the level of reported shareholders' funds in the relevant entities) the extent of the uplift was limited. As at 30 June 2006, the tax carrying value of AGL Infrastructure's wholly owned gas and electricity networks (i.e. excluding the 50% interest in ActewAGL Distribution's networks) was approximately $1.3 billion. Accordingly, there is substantial scope for New Alinta to increase the cost basis of the wholly owned gas and electricity networks for tax purposes.

The value of these tax benefits is subject to significant uncertainty. The net present value of the direct tax saving is approximately $420-440 million if it is assumed that:

- the nominal after tax discount rate range of 7-7.25% (being conservative discount rates for infrastructure);
- the uplift is $2.7 billion; and
- the uplift is depreciated on a 20 year life using the 7.5% diminishing value method available under Division 40 of the Income Tax Assessment Act.

Caution is warranted in attributing value to tax benefits because of the long time frame over which they arise and general uncertainty about changes to tax legislation. Acquirers would normally attribute a value of less than 100% to these kinds of tax savings. However, it is noted that Alinta attributed a value of approximately $364 million to these benefits in its announcement on 21 February 2006. For the purposes of this valuation Grant Samuel has adopted a range of $350-400 million.

RAB Multiples[103]

A common rule of thumb parameter used in the valuation of energy infrastructure businesses is RAB multiples. The RAB (or regulated asset base) is determined by the relevant regulator using concepts such as depreciated optimised replacement cost to determine an appropriate investment value for the asset (for its current and forecast workload). This investment base is then combined with a determination of the appropriate return on capital (usually a weighted average cost of capital) to develop a tariff structure designed to deliver that return over the regulatory period.

[103] Represents enterprise value (i.e. business value before debt) divided by RAB. RAB means regulated asset base and is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs.

Theoretically, listed entities should trade at, and assets should be acquired at, 1.0 times RAB. However, that does not occur and, in fact, most assets generally trade at a premium to RAB. The precise reasons for this are uncertain but contributing factors probably include:

- expectations of volume growth above the levels used by regulators (at least until the next regulatory reset);
- expectations of savings relative to the level of operating costs assumed by regulators;
- a cost of capital less than that assumed by regulators. Reasons for this might include:
  - benefits from tax efficient structuring;
  - the benefits of diversification. Most of the listed entities own a number of different assets which dilutes the exposure to any one asset in terms of operating and regulatory risks. Regulators only calculate the cost of capital for individual assets rather than a portfolio of assets (although theoretically there should be no difference); and
  - use of higher levels of gearing than regulators assume (50-60%). There is some evidence that the energy infrastructure sector has been utilising higher debt levels than previously. The analysis in Appendix 1 indicates a number of entities with current gearing levels well over 60%;
- the valuable growth options that may be available to the listed entity (e.g. potential acquisitions) and reflected in its market capitalisation; and
- profit streams from other businesses (although these should be backed out in any analysis).

Grant Samuel's valuation of AGL Infrastructure's gas and electricity networks implies the following multiples of historical and projected RAB:

Gas and Electricity Networks – Implied RAB Multiples[104]

Parameter	Standalone Value		Full Control Value	
	Low	High	Low	High
Value range ($ millions)	**3,900**	**4,200**	**4,250**	**4,600**
Multiple of RAB				
Year ended 30 June 2006	1.29	1.39	1.41	1.52
Year ending 30 June 2007	1.24	1.33	1.35	1.46

Summarised below are RAB multiples for those Australian listed entities which have a relatively high proportion of regulated revenue and for which meaningful RAB multiples can be calculated from publicly available information:

Selected Listed Entities – RAB Multiples[105]

Entity	As at 30 June 2006	As at 30 June 2007
DUET	1.43	1.35
SP AusNet	1.49	1.44
Envestra	1.49	1.44

Source: Grant Samuel analysis

Some caution is necessary in relying on this data as it is difficult to isolate the full effects of other activities and to determine what adjustments may be necessary.

The RAB multiples implied by recent acquisitions of regulated energy infrastructure assets in Australia are set out below. This data should also be treated with caution:

[104] Including 50% of ActewAGL Distribution. Projected RAB sourced from relevant regulatory decisions. RAB used is the average RAB for relevant year.

[105] Based on share prices at 31 July 2006 and average RAB for relevant year.

Selected Acquisitions – RAB Multiples			
Date	Acquirer	Entity/Asset Acquired	RAB Multiple[106] (times)
Aug 06 (pending)	APT	GasNet	2.19[107]
Mar 06	APT	Murraylink	1.47
Aug 04	DUET	Dampier Bunbury Natural Gas Pipeline	1.20
Jul 04	APT	SCP No 1 (Goldfields Gas Pipeline and Parmelia Pipeline)	1.47
Apr 03	Alinta/AMP/Aquila	AlintaGas Network	1.35
Apr 03	Alinta/AMP/Aquila	Multinet Gas	1.44
Apr 03	Alinta/AMP/Aquila	United Energy Distribution	1.52
Aug 02	CKI/HEH	Citipower	1.69
Oct 00	Consortium	ElectraNet	1.37
Sep 00	CKI/HEH	Powercor	1.71
Jun 00	Singapore Power	PowerNet	1.49
Dec 99	CKI/HEH	ETSA Utilities	1.26
Jul 99	CKI	19.97% of Envestra	1.49
Jun 99	GPU	GasNet	1.72
Mar 99	Envestra/Boral	Stratus Networks	1.99
Jan 99	Texas Utilities	Westar	1.86
Minimum			*1.20*
Maximum			*2.19*
Median			*1.49*

Source: Grant Samuel analysis

The transactions show a diversity of RAB multiples and arguably demonstrate a slight downward trend from the peak levels of 1.5-2.0 at the time of the restructuring of the Victorian electricity industry in 1999. In any event, the evidence is certainly supportive of RAB multiples of at least 1.3 times.

The RAB multiples implied by the valuation of AGL Infrastructure's gas and electricity networks are considered reasonable. The full control value RAB multiples of 1.41-1.52 are consistent with recent transactions and with the listed entities. The standalone multiples are lower than listed peers but this is appropriate in view of the tax cost basis differential.

7.3.2 Agility

Agility has been valued on a standalone basis at $1,000-1,100 billion. This value range represents the following multiples of EBITDA:

Agility – Implied EBITDA Multiples on Standalone Basis			
Parameter	Variable ($ millions)	Standalone Value	
		Low	High
Value range ($ millions)		**1,000**	**1,100**
EBITDA (excluding any cost savings)			
Year ended 30 June 2006 (actual)	76.2	13.1	14.4
Year ending 30 June 2007 (forecast)	85.3	11.7	12.9
EBITDA (including AGL cost savings)[82]			
Year ended 30 June 2006 (actual)	93.2	10.7	11.8
Year ending 30 June 2007 (forecast)	97.3	10.3	11.3

[106] Calculated by reference to total price announced (i.e. no adjustment has been made for any unregulated assets or other activities).

[107] RAB multiple is 1.64x if adjusted for unregulated assets which are assumed to represent approximately 25% of total enterprise value.




In Grant Samuel's opinion, the multiples implied by the standalone value are appropriate having regard to the following:

- growth potential over the next three to five years. Agility's earnings over the last three years have grown at over 10% per annum and are forecast to continue to grow strongly as it further develops its portfolio of third party contracts. It is established as a credible service provider to external parties. In the last twelve months, Agility has secured approximately $130 million worth of external contracts. Other factors which should underpin growth over the next few years include:
  - the extent of infrastructure refurbishment required across Australia. A substantial amount of key infrastructure is now aged and in need of serious refurbishment or replacement;
  - the trend to more complex multi-utility services for new developments requiring high levels of expertise and execution capability;
  - increased levels of outsourcing by infrastructure owners to capture the efficiency and broader expertise of service providers. Moreover, owners are increasingly looking for a large scale, integrated service provider rather than a series of smaller independent contractors; and
  - population growth;
- cost savings initiatives currently being implemented by Agility management. AGL has publicly stated that it is targeting $15-20 million of savings by Agility by 2009. If achieved, these savings would increase EBITDA by approximately 15-20%. There is a reasonably detailed plan for achieving the savings through resource scheduling optimisation, depot rationalisation and reducing overheads closer to industry standard; and
- there are several listed companies that can be compared to Agility. The earnings multiples for these companies based on share prices at 30 June 2006 are summarised below:

Share Market Ratings of Selected Listed Infrastructure Service Companies

Entity	Market Capitalisation ($ millions)	EBITDA Multiples (times) Year end			EBIT Multiples (times) Year end		
		2005 actual	2006 forecast	2007 forecast	2005 actual	2006 forecast	2007 forecast
WorleyParsons	4,109.3	39.3	19.8	15.1	44.9	21.3	16.1
Downer EDI	2,353.0	10.5	8.4	7.0	17.1	12.6	10.0
United Group	1,949.9	30.7	16.5	12.0	36.6	19.4	13.6
Transfield Services	1,399.2	31.1	19.3	13.1	49.2	29.3	17.5

Source: Grant Samuel analysis
Note: All companies (except Downer EDI) have December year ends.

The multiples for WorleyParsons Limited reflect its high growth in the last three years and its prospects for that growth to continue from what is now a global platform. Downer EDI Limited is a diversified manufacturing and contracting business (only 23% of 2005 revenue was derived from infrastructure services) and its multiples reflect the level of depreciation charge associated with certain of its activities.

Transfield Services Limited and United Group Limited are perhaps better benchmarks for Agility. Even based on portfolio share prices (i.e. excluding a premium for control) the rating of these two entities would support the implied 2007 EBITDA multiples of 9.4-10.4 times (at least if the AGL identified cost savings are assumed to be achieved) for Agility. At the same time, it needs to be recognised that these two companies have strong track records and much broader businesses than Agility. Their businesses are virtually entirely based on a diverse range of "external" contracts while

Agility's business is predominantly (at this stage) based on "related" businesses (i.e. AGL Infrastructure and APT).

On the other hand, the combination of Agility and the gas and electricity networks provide benefits to the Agility business in that:

- the size of the networks business allows Agility to achieve economies of scale;
- Agility's revenue and earnings are potentially less volatile than that of infrastructure managers that are predominantly based on "external" contracts; and
- growth and re-investment in the infrastructure asset bases by the networks business should result in growth for Agility (albeit relatively modest).

On a full control basis Agility has been valued in the range of $1,300-1,400 million. This range reflects the additional value of synergies that Alinta has identified in merging its network services business with Agility of $54 million per annum by 2009 (primarily from redundancies). Grant Samuel has been advised that approximately $34-39 million of these savings are on top of the cost savings initiatives previously announced by AGL (of $15-20 million per annum by 2009). Grant Samuel has attributed a value of $300 million for the additional synergies identified by Alinta (after allowing for one-off costs to implement the savings). As a consequence, the full control value range for Agility represents multiples of forecast 2007 EBITDA of 9.7-10.4 times. The lower multiple is appropriate given the cost savings are yet to be achieved.

7.3.3 Cawse Cogeneration Facility

The Cawse Cogeneration Facility has been valued at $35 million. The facility is subject to a long term supply contract with the Cawse nickel and cobalt mine.

The primary valuation methodology was a discounted cash flow analysis based on the following assumptions:

- nominal after tax discount rates of 6.75-7.00%;
- the majority of revenue is fixed (with annual price increases) for the term of the contract. Only 20% is subject to any fluctuation;
- operating costs and capital expenditure increased in line with inflation of 2.5% per annum; and
- no renewal of the contract on expiry. A salvage value of approximately $5 million (20% of original cost) is assumed.

7.3.4 Wattle Point Wind Farm

Wattle Point Wind Farm was acquired as part of AGL's acquisition of Southern Hydro in October 2005. This asset was attributed a value of $187 million in that transaction. In Grant Samuel's opinion, it is reasonable to value Wattle Point Wind Farm at cost as:

- cost represents an arm's length price negotiated in a recent transaction;
- it is too early to determine whether any additional value has been created although AGL's strategy is to divest forced dispatch wind farm generators and retain the electricity output and green benefits. An asset such as Wattle Point Wind Farm structured in that way would be keenly sought by infrastructure owners; and
- at this stage, Wattle Point Wind Farm is performing in line with expectations.

7.3.5 Gas Valpo

The value of Gas Valpo has been estimated to be in the range of $150-180 million. This represents the following multiples of earnings:

Gas Valpo – Implied Multiples				
	Year end 30 June			
Parameter	2006		2007	
	Low	High	Low	High
Value range ($ millions)	**150.0**	**180.0**	**150.0**	**180.0**
EBITDA	7.4	8.9	6.9	8.3

While the implied multiples of 7.4-8.9 times forecast 2006 EBITDA appear relatively low compared to AGL Infrastructure's other distribution assets, Grant Samuel believes the value range is appropriate taking into account the following factors:

- direct comparison between the Australian infrastructure assets and Gas Valpo is difficult due to their different economic, regulatory and operating environments;
- the implied multiple range is consistent with the limited available trading evidence from Gasco, a Chilean distributor of LPG and natural gas, which trades at 8.9 times forecast EBITDA (i.e. excluding a premium for control). Gasco possesses a number of strategic characteristics, including growth opportunities and broader geographic and product diversification, which would warrant a higher valuation multiple than Gas Valpo;
- Gas Valpo operates in a defined coastal region where it has high customer penetration rates (in excess of 80% compared to approximately 35% for AGL) and limited opportunities for geographic expansion;
- Gas Valpo is heavily reliant on imported gas from Argentina which has been subject to supply restrictions. While Gas Valpo has been largely able to manage supply through swap contracts and spot market purchases, the environment remains uncertain;
- alternative supplies of LNG (due to become available in the next two to four years) are expected to be relatively expensive; and
- notwithstanding high penetration rates, growth opportunities exist in new high density developments at the northern end of Gas Valpo's region (which is a popular vacation destination for residents of Santiago) and from new industrial customers in adjacent regions (e.g. in 2005 Gas Valpo secured a 13 year supply contract with ENAP, a state owned petrochemical company).

7.3.6 APT

AGL holds 84,054,326 units in APT (30%). On 16 August 2006 Alinta commenced buying APT units on market for prices up to $5.00 per unit. By 22 August 2006 Alinta had acquired a 10.25% interest in APT. The closing APT price on 15 August 2006 (i.e. prior to Alinta's purchases) was $4.20.

AGL's units in APT have been valued in the range $353-370 million, based on the recent trading range of APT units of $4.20 to $4.40 (prior to Alinta's on market purchases):


APT - Unit Price History
(1 January 2006 - 18 August 2006)
Price
$5.10
$5.00
$4.90
$4.80
$4.70
$4.60
$4.50
$4.40
$4.30
$4.20
$4.10
$4.00
$3.90
$3.80
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Alinta on market purchases
Value Range

Source: IRESS

7.3.7 Head Office Cost Savings

The proposed transaction is expected to enable a reduction in the head office costs incurred by AGL Infrastructure primarily through the reduction of AGL corporate overheads such as listed company costs (share registry, annual reports, listing fees), directors costs, associated legal, compliance and audit costs, and senior management. The total cost savings have been estimated at $15 million per annum of which $4.5 million per annum would be to the benefit of AGL Infrastructure. In this regard, Alinta has identified annual savings in corporate overheads on the acquisition of AGL Infrastructure of $6 million per annum by 2009 ($5 million per annum in present value terms), primarily in relation to redundancies, head office operational improvements and the removal of duplicated costs. These cost savings have been allowed for in the full control value of AGL Infrastructure on the basis set out below.

Attributing a value to acquisition synergies is essentially subjective. Grant Samuel has attributed a value of $55 million for the head office cost savings which are not otherwise allowed for in Grant Samuel's valuation of specific AGL Infrastructure assets. The savings should be relatively straightforward to achieve over a short time frame. A value of $55 million implies a multiple of 9.2 times (after allowing for the cost to achieve those savings).

7.3.8 Other Assets and Liabilities

AGL Infrastructure has a small number of other assets and liabilities including deferred settlements on property sales, pension fund surplus and non trading provisions (e.g. property rehabilitation and rationalisation). In Grant Samuel's opinion, the net value of these assets is relatively minor (less than $5 million) and not material to the valuation of AGL Infrastructure.

8 Qualifications, Declarations and Consents

8.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages specialist funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 350 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) SF Fin and Caleena Stilwell BBus CA F Fin. Each has a significant number of years of experience in relevant corporate advisory matters. Talia Turton BComBSc SA Fin, Tim Archer BE (HonsI) BSc, Damien Elias BSc(Psychol.) (Hons) MCom and James Lilico BSc (Hons) MSc assisted in the preparation of this report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

8.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the proposed transaction is in the best interests of AGL shareholders and Alinta shareholders. Grant Samuel expressly disclaims any liability to any AGL shareholder or Alinta shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the AGL Scheme Booklet or the Alinta Scheme Booklet issued by AGL and Alinta respectively and has not verified or approved any of the contents of either of the scheme booklets. Grant Samuel does not accept any responsibility for the contents of the AGL Scheme Booklet or the Alinta Scheme Booklet (except for this report and the accompanying letters).

8.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AGL or Alinta that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed transaction. Grant Samuel advises that:

- Grant Samuel commenced work on an independent valuation of AGL in April 2006 in relation to the Alinta Offer. The assignment was not completed and was terminated following the announcement of the proposed transaction on 26 April 2006;
- Grant Samuel prepared an independent expert's report dated 13 February 2006 in relation to AGL's demerger proposal;
- Grant Samuel was appointed by AGL in March 2001 to prepare an independent expert's report in relation to a transaction which did not proceed and therefore the report was not completed;
- Grant Samuel Debt Structuring & Advisory Pty Limited, a related company of Grant Samuel, has been engaged by certain Papua New Guinea provincial governments to provide advisory

services in relation to the PNG Upstream Gas Project;

- Grant Samuel was retained by APT in 2004 to prepare certain valuations for tax consolidation purposes;
- over the last five years Grant Samuel & Associates Limited, a New Zealand related company of Grant Samuel, has prepared independent reports in relation to NGC, a former subsidiary of AGL; and
- three Grant Samuel executives holds small parcels of shares in AGL (in aggregate represents less than 7,000 shares) and one Grant Samuel group executive holds a parcel of less than 1,000 shares in Alinta.

Grant Samuel had no part in the formulation of the proposed transaction. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $450,000 from each of AGL and Alinta for the preparation of this report. These fees are not contingent on the outcome of the proposed transaction. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed as to 50% by each of AGL and Alinta. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

8.4 Declarations

AGL and Alinta have agreed that they will (severally) indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply to a claim made by AGL or Alinta in relation to the report or to the extent that any liability is found by a court to be caused by any conduct involving negligence, fraud or wilful misconduct or breach of agreement or law by Grant Samuel. AGL and Alinta have also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been negligent or engaged in fraud or wilful misconduct or to be in breach of agreement or law, Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by AGL or Alinta are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to AGL and Alinta and their advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. In particular, following the provision of a full final draft report dated 28 July 2006:

- AGL and Alinta advised a change in the terms of the proposed transaction (i.e. only 78,904,997 of Alinta's 90,904,997 shares in AGL would effectively be cancelled at $19.14 per share and only approximately $970 million of Alinta's $1.2 billion external debt relating to its AGL shareholding will effectively be assumed by New AGL);
- on 3 August 2006 the ACCC announced its decision not to oppose the proposed transaction after accepting court enforceable undertakings from Alinta; and
- on 16 August 2006, Alinta commenced acquiring APT units on market.

However, there was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

8.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the AGL Scheme Booklet to be sent to shareholders of AGL and in the Alinta Scheme Booklet to be sent to shareholders of Alinta. Neither the whole nor any part of this report nor any

reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6 Other

The accompanying letters dated 28 August 2006 addressed to the shareholders of AGL and Alinta separately form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
28 August 2006



Appendix 1

Selection of Discount Rate

1 Overview

Discount rates in the range of 6.75-7.00% have been selected by Grant Samuel to apply to the forecast nominal ungeared after tax cash flows of the gas and electricity networks of The Australian Gas Light Company ("AGL").

Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgement. The valuation of an asset or business involves judgements about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory which can be used to support that judgement. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no "correct" discount rate. Despite the growing acceptance and application of various theoretical models, it is Grant Samuel's experience that many companies rely on less sophisticated approaches. Many businesses use relatively arbitrary "hurdle rates" which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Grant Samuel considers the rates adopted to be reasonable discount rates that acquirers would use irrespective of the outcome or shortcomings of applying any particular theoretical model.

The discount rate that Grant Samuel has adopted is reasonable relative to the rates derived from theoretical models. The discount rate represents an estimate of the weighted average cost of capital ("WACC") appropriate for these assets. Grant Samuel has calculated a WACC based on a weighted average of the cost of equity and the cost of debt. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC. These are:

- cost of equity;
- cost of debt; and
- debt/equity mix.

WACC is a commonly used basis but it should be recognised that it has shortcomings:

- represents a simplification of what are usually much more complex financial structures; and
- assumes a constant degree of leverage which is selldown correct.

The cost of equity has principally been derived from application of the Capital Asset Pricing Model ("CAPM") methodology. However, regard was also had to other methods such as the implied cost of equity based on the Gordon Growth Model (or perpetuity formula).

The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rates calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model.

For example:

- the CAPM theory is based on expectations but uses historical data as a proxy. The future is not necessarily the same as the past;
- the measurement of historical data such as risk premia and beta factors is subject to very high levels of statistical error. Measurements vary widely depending on factors such as source, time period and sampling frequency;
- the measurement of beta is often based on comparisons with other companies. None of these companies is likely to be directly comparable to the entity for which the discount rate is being

calculated and may operate in widely varying markets;

- parameters such as the debt/equity ratio and risk premium are based on subjective judgements; and
- there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a "classical" tax system. Australia's system of dividend imputation has a significant impact on the measurement of net returns to investors.

In this context, regulators such as the Australian Competition and Consumer Commission ("ACCC") and the various state regulatory bodies undertake extremely detailed analysis of discount rate calculations and each of the relevant variables. Grant Samuel has had regard to this analysis but in Grant Samuel's view it can give a misleading impression of the precision about what is, in reality, a relatively crude tool of unproven accuracy that gives, at best, a broad approximation of the cost of capital.

The cost of debt has been determined by reference to the pricing implied by the debt markets in Australia. The cost of debt represents an estimate of the expected future returns required by debt providers. In determining the appropriate cost of debt over this forecast period, regard was had to debt ratings of comparable companies.

Selection of an appropriate debt/equity mix is a matter of judgement. The debt/equity mix represents an appropriate level of gearing, stated in market value terms, for the business over the forecast period. The relevant proportions of debt and equity have been determined having regard to the financial gearing of the industry in general and comparable companies, and judgements as to the appropriate level of gearing considering the nature and quality of the cash flow stream.

The following sections set out the basis for Grant Samuel's determination of the discount rates for the gas and electricity networks and the factors which limit the accuracy and reliability of the estimates.

2 Definition and Limitations of the CAPM and WACC

The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. The rate of return required by equity investors represents the cost of equity of a company and is therefore the relevant measure for estimating a company's weighted average cost of capital. CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general.

The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company or business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk.

However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that the return from an investment or business operation will vary with the market return in general. If the return on an investment was expected to be completely correlated with the return from the market in general, then the return required on the investment would be equal to the return required from the market in general (i.e. the risk free rate plus the market risk premium).

Systematic risk is affected by the following factors:

- financial leverage: additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk;
- cyclicality of revenue: projects and companies with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and
- operating leverage: projects and companies with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs.

CAPM postulates that the return required on an investment or asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematic risk would be equal to the risk free rate.

The formula for deriving the cost of equity using CAPM is as follows:

$$Re = Rf + Beta\,(Rm - Rf)$$

where:

Re	=	the cost of equity capital;
Rf	=	the risk free rate;
Beta	=	the beta factor;
Rm	=	the expected market return; and
Rm - Rf	=	the market risk premium.

The beta for a company or business operation is normally estimated by observing the historical relationship between returns from the company or comparable companies and returns from the market in general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

$$WACC = (Re \times E/V) + (Rd \times (1-t) \times D/V)$$

where:

E/V	=	the proportion of equity to total value (where V = D + E);
D/V	=	the proportion of debt to total value;
Re	=	the cost of equity capital;
Rd	=	the cost of debt capital; and
t	=	the corporate tax rate

The models, while simple, are based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

- **Risk Free Rate**

  Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official "risk free" rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, the long term Commonwealth Government Bond rate is used as a substitute in Australia and medium to long term Treasury Bond rates are used in the United States. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

  The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than ten years. In the United States, there are deeper markets for longer term bonds. The

30 year bond rate is a widely used benchmark. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly, the ten year rate is the standard benchmark used in practice.

Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term, and therefore lower, bond rates should be used in determining the discount rate for there assets. While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In any event, the impact on valuation would usually be trivial.

In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

- **Market Risk Premium**

The market risk premium *(Rm - Rf)* represents the "extra" return that investors require to invest in equity securities as a whole over risk free investments. This is an "ex-ante" concept. It is the expected premium and as such it is not an observable phenomenon. The historical premium is therefore used as a proxy measure. The premium earned historically by equity investments is calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term numbers are highly volatile and that a long term average return would be a fair indication of what most investors would expect to earn in the future from an investment in equities with a 5-10 year time frame.

In the United States it is generally believed that the premium is in the range of 5-6% but there are widely varying assessments (from 3% to 9%). Australian studies have been more limited but indicate that the long run average premium has been in the order of 6% using a geometric average (and is in the order of 8% using an arithmetic average) measured over more than 100 years of data[1]. Even an estimate based over a very long period such as 100 years is subject to significant statistical error. Given the volatility of equity market returns it is only possible to state that the "true" figure lies within a range of approximately 2-10% at a 95% confidence level (using the geometric average).

In addition, the market risk premium is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, there are arguments being put forward at the present time that the risk premium is now lower than it has been historically. This view is reflected in the recent update of the Officer Study[2] which indicates that (based on the addition of 17 years of data to 2004) the long term arithmetic average has declined to 7.17% from 7.94%.

In the absence of controls over capital flows, differences in taxation and other regulatory and institutional differences, it is reasonable to assume that the market risk premium should be approximately equal across markets which exhibit similar risk characteristics. Accordingly, it is reasonable to assume approximately equal market risk premiums for first world countries enjoying political economic stability, such as Australia, the United States, Japan, the United Kingdom and various western European countries.

- **Beta Factor**

The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate an historical beta from past

---

1 See, for example, R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., "Share Market and Portfolio Theory: Readings and Australian Evidence" (second edition), University of Queensland Press, 1989 ("Officer Study") which was based on data for the period 1883 to 1987 and therefore was undertaken prior to the introduction of dividend imputation in Australia.

2 Gray, S. and Officer, R.R., "A Review of the Market Risk Premium and Commentary on Two Recent Papers: A Report prepared for the Energy Networks Association", August 2005.

share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company's relative risk does change over time.

The appropriate beta is the beta of the company being acquired rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as those may be more reliable).

However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. Even measurement of historical betas is subject to considerable variation. There is no "correct" beta.

- **Debt/Equity Mix**

The tax deductibility of the cost of debt means that the higher the proportion of debt the lower the WACC, although this would be offset, at least in part, by an increase in the beta factor as leverage increases.

The measured beta factors for listed companies are "equity" betas and reflect the financial leverage of the individual companies. It is therefore necessary to ensure consistency between the debt/equity mix in calculating the WACC and the debt/equity inherent in the beta calculation.

There are essentially two approaches to ensuring this consistency:

- determine a debt/equity mix in line with the average or consensus debt/equity mix observed across the sample of comparable companies used to derive the equity beta. This will result in a debt/equity mix in line with the sector average; or
- to delever the equity betas of comparable companies to derive asset betas (which reflect the systematic risk of the underlying assets unaffected by gearing) and relever the beta using an actual or "target" debt/equity mix for the subject company. Observed equity betas can be delevered to estimate asset betas using the following formula (assuming the beta of debt is zero and γ is zero):

$$\beta_U = \beta_L/(1 + (D/E \times (1 - t)))$$

where:

β_L	=	the levered beta (equity beta)
β_U	=	the unlevered beta (asset beta)
E	=	the market value of equity
D	=	market value of debt
t	=	the corporate tax rate

Asset betas can be relevered to estimate equity betas for different gearing levels using the following formula:

$$\beta_L = \beta_U \times (1 + (D/E \times (1 - t)))$$

This technique allows the estimation of different costs of equity for different gearing structures.

It is important to understand, however, that the debt/equity mix issue is a highly subjective exercise subject to considerable estimation error and common application errors. Some of the issues and shortcomings are:

- corporate capital structures are usually relatively complex (tiers of debt, preference capital, convertible and converting securities, options, etc.). For practical purposes, it is normally simplified into equity and debt (for the subject company and all the comparables) and possibly one or two other classes. However, it must be recognised that this is a simplification;

- the debt/equity mix assumed in calculating the discount rate should be consistent with the debt/equity mix that applied during the period over which the beta is measured (if the historical data is being relied on to form the view as to the appropriate beta). Typically, the debt/equity mix changes over time. A common error is to calculate leverage at the most recent point in time when the leverage should in fact represent the average over the period the beta was measured. This can however be difficult to assess with a meaningful degree of accuracy. Relevant information may not be available for the full measurement period and in any event it is usually only practical to calculate it at certain points in time;
- there is often significant diversity in the degree of leverage across companies in a sector. Moreover, in many cases the leverage does not correlate with equity betas (i.e. high beta companies do not always have high gearing);
- the tax rate that should theoretically be used is the actual cash tax rate, rather than the standard "headline" tax rate or the accounting tax rate disclosed in financial statements. Estimates of the actual cash tax rate are problematic; and
- delevering and relevering betas may exacerbate the estimation errors in the original beta calculation and can give a misleading impression as to the precision of the methodology. Notwithstanding that, information derived from delevering and relevering betas for a large sample of companies may provide useful information to assist in the estimation of costs of equity.

Finally, it should be noted that, for this purpose, the relevant measure of the debt/equity mix is based on market values not book values.

- **Specific Risk**

The WACC is designed to be applied to "expected cash flows" which are effectively a weighted average of the likely scenarios. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation.

However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows.

3 Calculation of WACC

3.1 Cost of Equity Capital

Grant Samuel has estimated a cost of equity capital in the range of 10.3-10.9% for the AGL gas and electricity networks. These costs of capital were primarily based on the following CAPM data:

- **Risk-Free Rate**

Grant Samuel has adopted a risk free rate of 5.8%. The risk free rate approximates the current yield to maturity on ten year Australian Government bonds. The forecast period for the cash flow model exceeds ten years. However, the ten year Commonwealth Bond is the accepted market benchmark and is typically used as a proxy for the long term risk free rate even where the forecast period exceeds ten years.

- **Market Risk Premium**

A market risk premium of 6% has been assumed. Grant Samuel has consistently adopted a market risk premium of 6% and believes that, particularly in view of the general uncertainty, this continues to be a reasonable estimate. It is:

 

- not statistically significantly different to the premium suggested by the historical data;
- similar to that used by a wide variety of analysts and practitioners (typically in the range 5-7%); and
- the same as that adopted by most regulatory authorities in Australia.

Some research analysts and other valuers may use even lower premiums. Overall, Grant Samuel believes 6% to be a reasonable, if not conservative, estimate.

- **Beta Factor**

Grant Samuel has adopted beta factors for the gas and electricity networks of 0.8-0.9 for the purposes of this report.

Grant Samuel has considered the beta factors for a wide range of companies in determining an appropriate beta. The betas have been calculated on two bases, relative to the Australian Stock Exchange ("ASX") and relative to the Morgan Stanley Capital International Developed World Index ("MSCI"), an international equities market index that is widely used as a proxy for the global stockmarket as a whole.

A summary of betas for selected comparable listed companies is set out in the table below:

Equity Beta Factors for Selected Listed Utility Companies

Company	Market Capitalisation[3] (millions)	Monthly Observations over 4 years			Weekly Observations over 2 years	
			Bloomberg[5]		Bloomberg	
		AGSM[4]	Local Index	MSCI[6]	Local Index	MSCI
AGL	A$8,671.4	0.14	0.64	0.51	0.92	0.66
Alinta	A$2,779.6	0.61	0.77	0.59	1.08	0.79
Infrastructure						
SP AusNet	A$2,699.6	na	na	na	na	na
Babcock & Brown Infrastructure	A$2,325.6	0.35	0.41	0.46	0.56	0.40
DUET	A$1,104.8	na	na	na	0.45	0.43
Spark	A$1,780.3	na	na	na	na	na
APT	A$1,176.8	0.29	0.61	0.45	0.49	0.48
Envestra	A$916.1	(0.16)	0.34	0.32	0.55	0.50
Babcock & Brown Wind Partners	A$863.0	na	na	na	na	na
AIH	A$845.6	na	na	na	na	na
HDUF	A$423.0	na	na	na	0.41	0.45
GasNet	A$347.8	0.13	0.44	0.38	0.61	0.54
Viridis	A$116.6	na	na	na	na	na
Vector	NZ$2,460.0	na	na	na	na	na

Source: AGSM, Bloomberg, IRESS

[3] Based on share prices as at 31 July 2006 except for GasNet which is based on the share price as at 16 June 2006, the day prior to the announcement of Babcock & Brown Infrastructure's scrip offer (in association with APT) for GasNet's stapled securities. This joint bid has now been superseded as GasNet is currently subject to competing bids by Colonial First State Global Asset Management and APT.

[4] The Australian beta factors calculated by the Australian Graduate School of Management ("AGSM") as at 31 March 2006 over a period of 48 months using ordinary least squares regression or the Scholes-Williams technique where the stock is thinly traded.

[5] Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, in Grant Samuel's view the Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries. The figures used are the Bloomberg "adjusted" betas.

[6] MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index.

The evidence suggests relatively low beta's are appropriate. However, considerable caution is warranted in selecting a beta for the relevant businesses:

- AGL's own betas are insufficient evidence for a reliable overall assessment. In any event, they vary dramatically depending on the measurement basis. It is necessary therefore to consider the other comparable companies. However, they also show a considerable diversity, from less than zero (according to AGSM data) for Envestra Limited ("Envestra") to more than 0.5;
- all of the data is subject to significant statistical error. For example, AGL's AGSM beta has a standard error of 0.16 (i.e. even at a 67% confidence level it lies somewhere between -0.02 and 0.29);
- in many cases there is a substantial difference between the beta measured by AGSM and the beta measured by using Bloomberg. There are also substantial variations depending on the index used; and
- many of the entities most directly comparable to AGL and Alinta's gas and electricity distribution networks (e.g. Spark Infrastructure Group ("Spark") and SP AusNet, both owners of electricity distribution networks, and Diversified Utility and Energy Trusts ("DUET")) are relatively recently listed and, accordingly, limited reliable data is available for these entities.

Grant Samuel has selected a range for beta of 0.8-0.9 for the gas and electricity networks. This is lower than the beta adopted by the ACCC. In its recent "Statement of Principles for the Regulation of Transmission Revenues", the ACCC announced it intended to maintain the use of a beta of 1.0 despite acknowledging that empirical market evidence would suggest a beta of less than 1.0.

On the other hand, a range of 0.8-0.9:

- overlaps with the range of 0.8-1.0 suggested by the Independent Pricing and Regulatory Tribunal ("IPART"), the New South Wales regulator responsible for AGL's gas network, the range of 0.8-1.2 suggested by the Economic Regulation Authority ("ERA"), the Western Australian regulator responsible for AlintaGas Networks and the Dampier to Bunbury Natural Gas Pipeline but below the beta of 1.0 used by the Essential Services Commission ("ESC"), the Victorian regulator responsible for AGL's electricity network;
- is higher than the 0.7 level derived from empirical information by Allen Consulting Group ("Allens") in its extensive studies on the gas industry betas[7] and the electricity industry betas[8] in Australia; and
- is higher than almost all the evidence in the above table would suggest.

To this extent the range of 0.8-0.9 for gas and electricity networks can be considered conservative.

- **Cost of equity capital**

Using the estimates set out above, the cost of equity capital can be calculated as follows:

	Low		**High**
Re	= *Rf + Beta (Rm-Rf)*	*Re*	= *Rf + Beta (Rm-Rf)*
	= *5.8% + (0.8 x 6%)*		= *5.8% + (0.9 x 6%)*
	= *10.6%*		= *11.2%*

[7] Allen Consulting Group, "Empirical Evidence on Proxy Beta Values for Regulated Gas Transmissions Activities", Final report for the ACCC, July 2002, p.43.

[8] Allen Consulting Group, "Electricity Networks Access Code 2004: Advance Determination of a WACC Methodology", Report to the Economic Regulation Authority Western Australia, January 2005, p.38.

In addition, Grant Samuel considered the cost of capital relative to the implied cost of equity based on the Gordon Growth Model for the gas and electricity networks. Essentially,

$$\text{Present Value (or Price)} = \frac{\text{Dividends (Year 1)}}{Re - g}$$

where Re = cost of equity capital
g = perpetual growth rate

Turning this formula around:

$$Re = \frac{\text{Dividends}}{\text{Price}} + g$$

In other words, the cost of equity capital is the current forecast yield plus the expected long term growth rate.

Analysis of entities comparable to AGL's gas and electricity networks (i.e. Australian Pipeline Trust ("APT"), DUET, Envestra, GasNet Australia Group ("GasNet Australia"), SP AusNet) would suggest costs of capital in the range 10.0-11.5% (yields mostly around 8.5% and growth of 1-3%) with a median of around 10.5%. This is consistent with the range of 10.6-11.2% set out above, although considerable caution is warranted because of the difficulties of putting all the yields on a comparable basis (because of differing tax treatments).

3.2 Cost of Debt

A cost of debt of 6.7% has been adopted. This figure represents the expected future cost of borrowing over the duration of the cash flow model. Grant Samuel believes that this would be a reasonable estimate of an average interest rate, including margin, that would match the duration of the cash flows assuming that the operations were funded with a mixture of short term and long term debt. It represents a margin of 0.9% over the risk free rate which allows for the margin over bank rates that AGL would expect to pay together with an allowance for the difference between bank rates and government bonds.

3.3 Debt/Equity Mix

The selection of the appropriate debt/equity ratio involves perhaps the most subjectivity of discount rate selection analysis. In determining an appropriate debt/equity mix, regard was had to gearing levels of selected comparable listed Australian companies and the nature and quality of the cash flow stream of the relevant businesses.

Gearing levels for selected listed companies in the Australian utility sector over the past four years are set out below:

Gearing Levels for Selected Listed Utility Companies						
	Net Debt/(Net Debt + Market Capitalisation)					
Company	Financial Year Ended				Current[9]	Average
	2002	2003	2004	2005		
AGL	40.7%	29.5%	28.9%	16.1%	28.4%	28.7%
Alinta	32.3%	35.3%	42.3%	8.4%	40.6%	31.8%
Infrastructure						
SP AusNet	na	na	na	na	57.0%	57.0%
Babcock & Brown Infrastructure	na	54.1%	52.7%	58.5%	60.9%	56.5%
DUET	na	na	na	79.1%	77.9%	78.5%
Spark	na	na	na	na	84.6%	84.6%
APT	56.4%	50.7%	50.7%	48.5%	50.8%	51.4%
Envestra	77.6%	72.4%	70.9%	70.4%	68.2%	71.9%
Babcock & Brown Wind Partners	na	na	na	9.4%	31.3%	20.4%
AIH	na	na	na	71.1%	55.8%	63.4%
HDUF	na	na	38.5%	37.0%	44.4%	39.9%
GasNet	67.0%	64.4%	64.2%	62.8%	63.6%	64.4%
Viridis	na	na	na	na	36.4%	36.4%
Vector	na	na	na	na	55.3%	55.3%

Source: IRESS, Bloomberg

The table shows a very wide range of gearing levels. Moreover, these do not always bear any relationship to the betas of the individual companies. In some cases highly geared companies have equity betas towards the lower end of the range. In this case the selection of gearing levels is highly judgemental. Further, the debt levels should actually be the weighted average measured over the same period as the beta factor rather than just at the current point in time.

Having regard to this data, Grant Samuel has adopted a debt/equity ratio of 60-70% for gas and electricity networks. This ratio exceeds the 50-60% typically allowed for by regulators. However, there is some evidence of increasing leverage in the sector. The gearing of Babcock & Brown Infrastructure Group ("BBI"), DUET, Envestra, Spark and GasNet all exceed 60% while SP AusNet, Alinta Infrastructure Holding Limited ("AIH") and Vector are above 55%.

3.4 WACC

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

$$WACC = \frac{E}{V}R_e + \frac{D}{V}R_d(1-t)$$

where:

$\frac{E}{V}$ = *proportion of equity*

$\frac{D}{V}$ = *proportion of debt*

R_e = *after-tax cost of equity*

R_d = *pre-tax cost of debt*

t = *corporate tax rate*

$WACC$ = *weighted average cost of capital*

Applying this formula gives the following outcomes:

Low	High
= *(30% x 10.6%) + (70% x 6.7% x 0.7)*	= *(40% x 11.2%) + (60% x 6.7% x 0.7)*
= *3.2% + 3.3%*	= *4.5% +2.8%*
= *6.5%*	= *7.3%*

9 Current gearing levels are based on the most recent balance sheet information and on sharemarket prices as at 31 July 2006.

Having regard to these outcomes, the large number of underlying assumptions and approximations and general limitations on reliability, Grant Samuel has concluded that reasonable discount rates for the purposes of the valuation of the AGL gas and electricity networks are 6.75-7.00%. These are after tax discount rates to be applied to nominal ungeared after tax cash flows.

4 Dividend Imputation

The conventional WACC formula set out above was formulated under a "classical" tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing.

Under Australia's dividend imputation system, domestic equity investors now receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value.

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is appropriate to discount pre tax cash flows, with an increase in the discount rate to "gross up" the market risk premium for the benefit of franking credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre tax cash flows. However, not all of the necessary conditions for this approach exist in practice:

- not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation;
- not all franking credits are distributed to shareholders; and
- capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain.

Other have proposed a different approach involving an adjustment to the tax rate in the discount rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor of up to 50% as representing the appropriate adjustment (gamma). Alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed.

There is undoubtedly merit in the proposition that dividend imputation affects value. Over time dividend imputation will become factored into the determination of discount rates by corporations and investors. In Grant Samuel's view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. Accordingly it is Grant Samuel's opinion that it is not appropriate to make any such adjustments in the valuation methodology. This is a conservative approach.

Appendix 2

Market Evidence – Listed Companies

The valuations of The Australian Gas Light Company's ("AGL") infrastructure business and Alinta Limited's ("Alinta") WA Retail business have been considered in the context of the sharemarket ratings of listed Australian and New Zealand energy and infrastructure companies. While none of these companies is precisely comparable to the subject businesses, the sharemarket data provides some framework to assess the valuation of the businesses.

Sharemarket Ratings of Selected Listed Companies[1]											
Company	Market Capital-isation (millions)	EBITDA Multiple[2] (times)			EBIT Multiple[3] (times)			Price Earnings Multiple[4] (times)			Ungeared NTA[5] Multiple (times)
		Historical	Forecast Year 1[5]	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	
Energy											
Origin Energy	A$6,031.0	11.0	9.0	8.5	16.2	12.3	11.6	20.8	17.5	14.9	2.1
Energy Developments	A$548.4	8.2	8.3	6.6	13.3	13.7	10.9	21.1	23.6	16.6	1.5
Contact Energy	NZ$4,071.0	9.5	8.6	8.9	12.7	11.2	11.7	21.0	17.6	17.8	1.7
TrustPower[6]	NZ$2,187.5	13.9	12.6	10.9	16.3	14.7	13.0	26.9	23.5	21.4	2.1
Minimum		*8.2*	*8.3*	*6.6*	*12.7*	*11.2*	*10.9*	*20.8*	*17.5*	*14.9*	*1.5*
Maximum		*13.9*	*12.6*	*10.9*	*16.3*	*14.7*	*13.0*	*26.9*	*23.6*	*21.4*	*2.1*
Median		*10.3*	*8.8*	*8.7*	*14.7*	*13.0*	*11.7*	*21.0*	*20.6*	*17.2*	*1.9*
Distribution Infrastructure											
SP AusNet[7]	A$2,699.6	12.7	10.0	9.6	18.2	14.8	14.0	21.0	17.2	16.4	1.1
Spark[8]	A$1,780.3	na[9]	9.5	9.3	na	13.7	13.5	na	na	na	1.3
DUET	A$1,104.8	10.0	9.6	9.1	13.5	13.5	12.9	13.3	20.3	17.5	1.8
Envestra	A$916.1	14.1	12.5	12.1	18.9	16.3	15.7	na	na	100.1	1.9
Vector	NZ$2,460.0	11.8	9.4	9.4	15.1	11.9	11.8	25.0	17.0	16.0	1.9
Minimum		*10.0*	*9.4*	*9.1*	*13.5*	*11.9*	*11.8*	*13.3*	*17.0*	*16.0*	*1.1*
Maximum		*14.1*	*12.5*	*12.1*	*18.9*	*16.3*	*15.7*	*25.0*	*20.3*	*100.1*	*1.9*
Median		*12.3*	*9.6*	*9.4*	*16.6*	*13.7*	*13.5*	*21.0*	*17.2*	*17.0*	*1.8*
Transmission Infrastructure											
APT	A$1,176.8	13.2	12.1	11.6	16.6	15.1	14.8	22.9	20.3	22.6	1.3
AIH[8]	A$845.6	14.5	15.2	14.9	24.2	27.3	26.2	109.5	319.1	192.2	2.0
HDUF[10]	A$423.0	8.2	13.3	13.2	10.0	19.1	18.3	15.4	54.2	43.6	1.1
GasNet	A$347.8[11]	12.5	12.5	12.6	17.6	17.6	17.8	23.0	23.9	24.2	1.2
Minimum		*8.2*	*12.1*	*11.6*	*10.0*	*15.1*	*14.8*	*15.4*	*20.3*	*22.6*	*1.1*
Maximum		*14.5*	*15.2*	*14.9*	*24.2*	*27.3*	*26.2*	*109.5*	*319.1*	*192.2*	*2.0*
Median		*12.9*	*12.9*	*12.9*	*17.1*	*18.3*	*18.1*	*23.0*	*39.0*	*33.9*	*1.3*

1 The companies selected have a variety of year ends. The data presented for each company is the most recent annual historical result plus the subsequent two forecast years.

2 Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant items.

3 Represents gross capitalisation divided by EBIT. EBIT is earnings before net interest, tax, amortisation of intangibles, investment income and significant items.

4 Represents market capitalisation divided by net profit after tax (before amortisation of intangibles and significant items).

5 Represents gross capitalisation divided by ungeared net tangible assets (that is, shareholders' funds less intangibles, plus borrowings less cash as at the latest balance date).

6 TrustPower's higher multiples relative to its comparable companies may be attributed to a higher payout ratio (80% compared to 20-60% for other energy companies), a limited free float (41% of total shares on issue) and extremely illiquid trading (3.1% annual turnover of free float).

7 Historical multiples for SP AusNet are high due to the transactions involved in forming the entity in the year of listing.

8 AIH and Spark listed in late 2005 on a two instalment basis. The second instalment for each entity is due in December 2006 and March 2007 respectively. The market capitalisation of each has been adjusted for the second instalment.

9 na = not available

10 The increase in earnings multiples for HDUF in forecast year one reflects a forecast decline in earnings due to competition.

11 Based on share price as at 16 June 2006, the day prior to the announcement of Babcock & Brown Infrastructure's scrip offer (in association with APT) for GasNet's stapled securities. This joint bid has now been superseded as GasNet is currently subject to competing bids by Colonial First State Global Asset Management and APT.



Sharemarket Ratings of Selected Listed Companies[1]											
Company	Market Capital-isation (millions)	EBITDA Multiple[2] (times)			EBIT Multiple[3] (times)			Price Earnings Multiple[4] (times)			Ungeared NTA[5] Multiple (times)
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	
Other Energy Infrastructure											
Babcock & Brown Infrastructure	A$2,325.6	30.6	14.4	10.8	50.7	21.0	16.3	743.0	29.7	25.7	1.8
Babcock & Brown Wind Partners	A$863.0	90.8	42.9	12.2	162.5	166.9	19.3	na	na	40.7	1.0
Viridis	A$116.6	Na	14.2	9.8	na	22.7	14.8	Na	75.9	15.9	1.1
Minimum		*30.6*	*14.2*	*9.8*	*50.7*	*21.0*	*15.0*	*743.0*	*29.7*	*15.9*	*1.0*
Maximum		*90.8*	*42.9*	*12.2*	*162.5*	*166.9*	*19.6*	*743.0*	*75.9*	*40.7*	*1.8*
Median		*60.7*	*14.4*	*10.8*	*106.6*	*22.7*	*16.4*	*743.0*	*52.8*	*25.7*	*1.1*
Services											
WorleyParsons	A$4,109.3	39.3	19.8	15.1	44.9	21.3	16.1	57.6	29.6	22.4	60.0
Downer EDI	A$2,353.1	10.5	8.4	7.0	17.1	12.6	10.0	21.0	17.2	13.6	2.9
United Group	A$1,949.9	30.7	16.5	12.0	36.6	19.4	13.6	39.7	24.9	17.7	7.9
Transfield Services[12]	A$1,399.2	31.1	19.3	13.1	49.2	29.3	17.5	33.9	23.7	16.0	1.8
Minimum		*10.5*	*8.4*	*7.0*	*17.1*	*12.6*	*10.0*	*20.5*	*16.8*	*13.3*	*1.8*
Maximum		*39.3*	*19.8*	*15.1*	*49.2*	*29.3*	*17.5*	*57.4*	*29.5*	*22.3*	*60.0*
Median		*30.9*	*17.9*	*12.5*	*40.7*	*20.4*	*14.9*	*36.1*	*23.8*	*16.5*	*5.4*

Source: Grant Samuel analysis[13]

The multiples shown above are based on sharemarket prices as at 31 July 2006 and do not reflect a premium for control.

All of the companies have a 30 June year end with the exception of Spark Infrastructure Trust ("Spark"), Alinta Infrastructure Holdings Limited ("AIH"), Hastings Diversified Utilities Fund ("HDUF"), GasNet Australia Group ("GasNet"), WorleyParsons Limited ("WorleyParsons"), United Group Limited ("United Group") and Transfield Services Limited ("Transfield Services") which have a 31 December year end and TrustPower Limited ("TrustPower") and SP AusNet which have a 31 March year end.

A brief description of each company is set out below.

Energy

Origin Energy Limited

Origin Energy Limited ("Origin Energy") is principally an energy retailer, supplying gas, electricity and LPG to over two million residential and commercial customers throughout Australasia. The company also operates in power generation (base load and peaking plants), distribution of gas and has interests in several production and exploration projects. In addition, Origin Energy has a 17.5% shareholding in Envestra Limited ("Envestra") (a natural gas distribution company) and a 33% interest in the SEAGas Pipeline (a pipeline from the Victorian gasfields to South Australia). In October 2004 Origin acquired 51.4% of Contact Energy Limited ("Contact Energy") for A$1,675 million, adding approximately 600,000 customers and 2,700MW of generation capacity to the company. On 28 June 2006 Origin Energy withdrew a proposal to merge with Contact Energy as a consequence of a lack of shareholder support.

[12] Enterprise value adjusted for debt of approximately $650 million relating to the acquisitions of the Gladstone Power Station interest and US Maintenance. As earnings from the acquisitions will only be incorporated into the 2007 financial year (2 year forecast), the historical and 1 year forecast multiples are not meaningful. The Enterprise Value also reflects share trading activity after the announcement of the acquisition of the Loy Yang A Power Station interest but there is insufficient information available to adjust 2 year forecast earnings to take account of this acquisition.

[13] Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.



Contact Energy Limited

Contact Energy is involved in energy generation and supply in New Zealand. It is the country's second largest electricity generator (with 30% of New Zealand's generation capacity) operating ten power stations including hydro, geothermal and gas turbine. It also owns minority interests in Oakey and Valley Power power stations in Australia. In addition, Contact Energy is New Zealand's largest energy wholesaler and retailer, supplying electricity and gas to residential and commercial customers under the "Contact" and "Empower" brands. Originally established by the New Zealand government, the company was floated on the New Zealand Stock Exchange ("NZX") in 1998 through a 60% public share float (with a 40% cornerstone investor, Edison Mission Energy). In October 2004 Origin Energy became a majority shareholder in Contact Energy by acquiring a 51.4% interest and has focussed Contact Energy on the New Zealand market. On 28 June 2006 Origin Energy withdrew a proposal to merge with Contact Energy.

TrustPower Limited

TrustPower is an integrated electricity generator and retailer operating in New Zealand. The company has substantial generation capacity through a portfolio of small to medium sized hydro and wind generation assets located throughout the North and South Islands. TrustPower is one of New Zealand's largest electricity retailers with an estimated 225,000 customers. Its major shareholders are Infratil (35%), Tauranga Energy Consumer Trust (29%) and Alliant Energy (24%) and therefore it has a limited free float. Substantial new generation projects (particularly wind-generated) are currently being developed in both New Zealand and South Australia.

Energy Developments Limited

Energy Developments Limited ("Energy Developments") is an international renewable energy provider with operations in Australia, the United States, Europe and Asia. The company has three core power generation businesses, landfill gas (decomposition of organic refuse to generate mostly methane and carbon dioxide with water vapour which can be used for power generation), coal mine methane and remote area (five power plants which utilise natural gas and distillate to provide power to remote areas).

Distribution Infrastructure

SP AusNet

SP AusNet listed on the Australian Stock Exchange ("ASX") in December 2005 and comprises two regulated energy network companies, SP AusNet Transmission (Victoria's state wide high voltage electricity transmission network provider) and SP Ausnet Distribution (owner and operator of an electricity distribution network in eastern Victoria and a gas distribution network in western Victoria). In 2005, 87% of revenues were regulated. Singapore Power Limited has a 51% controlling interest in the company.

Vector Limited

Vector Limited ("Vector") listed on the NZX in August 2005. The company owns and manages a portfolio of energy infrastructure networks in New Zealand including electricity distribution, gas transmission and distribution, electricity and gas metering installations, data management services and natural gas and LPG distribution (including a 60.25% interest in bulk LPG distributor Liquigas). In addition, Vector owns fibre-optic networks in Auckland and Wellington, a utilities training business and a 50% share in New Zealand's largest arboriculture and vegetation management company.

Spark Infrastructure Trust

Spark was established to develop a diversified portfolio of regulated utility infrastructure assets and listed on the ASX in December 2005. It holds a 49% interest in each of Citipower and Powercor (whose principal activities are electricity distribution in Victoria) and ETSA (whose principal activity is electricity distribution in South Australia). This portfolio of Australian electricity distribution assets provides the company with stable and predictable cash flows. On listing, approximately 75-85% of revenue was expected to be regulated.

Diversified Utility and Energy Trusts

Diversified Utility and Energy Trusts ("DUET") is a diversified portfolio of energy utility assets with predictable cash flows. DUET has interests in electricity and natural gas distributors in Victoria and Western Australia, all of which are fully regulated. Its interests include a 66% interest in United Energy Distribution (electricity

distribution in Victoria), a 79.9% interest in Multinet Gas (gas distribution in Victoria), a 25.9% interest in AlintaGas Networks (gas distribution in Western Australia) and a 79.2% interest in the Dampier Bunbury Natural Gas Pipeline (gas transmission in Western Australia). DUET's interest in the Dampier Bunbury Natural Gas Pipeline is expected to decline to 60% by 2008 as a consequence of capital contributions from other shareholders Alinta and Alcoa. Accordingly, Alinta's interest is expected to increase to 20% and Alcoa's interest to increase to 20%. On 6 July 2006, the entity announced that a DUET and Macquarie Infrastructure Partners led consortium had entered into a merger implementation agreement to acquire 100% of the shares in Duquesne Light Holdings, a publicly listed energy company in the United States. DUET's initial stake in the consortium will be 29%. Consideration is US$20.00 per share which represents 10.7x historical EBITDA and 1.7x its regulated asset base (after adjusting for the non-regulated business).

Envestra Limited

Envestra owns and operates approximately 1,110 kilometres of gas transmission pipelines and 18,000 kilometres of distribution networks throughout Australia. It derives its revenue by charging energy retailers to transport natural gas through its gas distribution networks. Approximately 95% of revenue is determined by transportation tariffs specified in Access Arrangements. Envestra was listed on the ASX in 1997 following Boral Limited's decision to spin off its energy assets. Origin Energy (which was formed in 2000 following a demerger from Boral Limited) retains a 17.1% shareholding in Envestra and provides management services to Envestra.

Transmission Infrastructure

Australian Pipeline Trust

Australian Pipeline Trust ("APT") was demerged from AGL in mid-2000 to create a trust that would focus exclusively on investments in gas transmission infrastructure. AGL retains a 30% shareholding in the trust with Petronas, the national petroleum corporation of Malaysia, holding 10.9%. APT has interests in pipelines which transport approximately 25% of Australia's natural gas. Its largest interests are in the Moomba to Sydney Pipeline (36% of revenue) and the Goldfields Gas Transmission Pipeline (32% of revenue through an indirect holding). On 19 June 2006, Babcock & Brown Infrastructure Group ("BBI") and APT announced a takeover offer for GasNet Australia. APT will hold a 50% share in the acquisition joint venture.

Alinta Infrastructure Holdings

AIH listed on the ASX in October 2005 after Alinta spun off a number of assets it had acquired from Duke Energy. Its initial assets included four power stations in Australia and New Zealand and three gas transmission pipelines across Australia and an associated interconnect hub and an 11.8% interest in the Goldfields Gas Transmission Pipeline. Alinta retains a shareholding of 20% in Alinta Infrastructure (with an agreement to maintain an interest of at least 15%). Under an Alliance Agreement, Alinta provides management services to Alinta Infrastructure and AIH has the first right of refusal (subject to pre-emptive rights) on assets Alinta intends to sell.

Hastings Diversified Utilities Fund

HDUF invests in utilities such as gas transmission and distribution, electricity generation, transmission and distribution and hydro and wind power generation that have a moderate risk profile and provide predictable cash flows. Its initial investment was a 100% interest in Epic Energy Holdings which holds pipeline assets in South Australia, Queensland and Western Australia (contracted gas transmission). It also owns the South East Pipeline in South Australia. In February 2005, HDUF acquired a 50% interest in Swap Group which owns the United Kingdom utility Mid Kent Water. HDUF is managed by Westpac's wholly owned subsidiary Hastings Fund Management.

GasNet Australia Group

GasNet owns and maintains Victoria's high-pressure transmission pipeline network which is a regulated asset that distributes almost all of the state's gas supplies. It also provides services required for connection to the gas transmission system and is involved in design and construction management services for new high-pressure gas pipeline networks. In December 2004, GasNet completed construction of a 440 kilometre pipeline from Port Hedland to the Telfer goldmine in Western Australia (the Telfer Pipeline). The Telfer Pipeline is an unregulated asset. On 19 June 2006, BBI (in association with APT) announced a takeover offer for GasNet. The scrip offer of 1.545 BBI stapled securities per GasNet stapled security values GasNet at $356.4 million. Following the

announcement of a competing bid by Colonial First State Global Asset Management, BBI and APT announced on 22 August 2006 the termination of their joint bidding agreement and therefore their bid will lapse. However, APT has also announced its intention of making a cash offer of $3.10 per GasNet stapled security, valuing GasNet at $452 million. The transaction is pending.

Other Energy Infrastructure

Babcock & Brown Infrastructure Group

Prime Infrastructure Group was established to invest in infrastructure assets and listed on the ASX in 2002 with one of Australia's largest coal export facilities, Dalrymple Bay Coal Terminal, as its foundation asset. The group was renamed Babcock & Brown Infrastructure Group in July 2005. Its current portfolio has an enterprise value in excess of A$5.5 billion with investments in gas transmission, energy (gas and electricity) distribution and power generation. Approximately 95% of its revenue is regulated. BBI also has a 8.9% shareholding in Babcock & Brown Wind Partners Limited. In January 2006, it acquired PD Ports, a diversified port services group in the United Kingdom. On 25 April 2006, BBI announced the acquisition of NorthWestern Corporation, a NASDAQ listed energy utility operating in Montana, South Dakota and Nebraska in the United States. In addition, BBI announced it had entered into an agreement to acquire a 51% interest in the Western Australian "below rail" assets of the Australian Railroad Group Pty Limited. On June 2006, BBI and APT announced a takeover offer for GasNet. The consideration offered is 1.545 BBI shares per GasNet share.

Babcock & Brown Wind Partners Limited

Babcock & Brown Wind Partners listed on the ASX in October 2005 and holds interests in a portfolio of 16 wind energy generation assets across North America (46% of installed capacity), Europe (30% of installed capacity) and Australia (24% of installed capacity). These assets have a total installed capacity of over 700MW and are diversified by geography, currency, equipment supplier, customer and regulatory regime. Revenue is predominantly contracted, providing stable cashflows.

Viridis Clean Energy Group

Viridis Clean Energy Group ("Viridis") listed on the ASX in September 2005 and owns a geographically diversified portfolio of operating clean energy assets. The group's predominant investment is its wind portfolio in the United Kingdom and Germany (which represents 76% of the value of the fund). Other investments are in landfill gas (15% of the value of the fund), process/natural gas (8% of the value of the fund) and hydro (1% of the value of the fund). In April 2006, Viridis announced the acquisition of a portfolio of landfill gas power projects in the United Kingdom from ENER-G plc.

Services

WorleyParsons Limited

WorleyParsons provides professional services to the energy, resource and infrastructure industries globally. The group's primary business contributor is the hydrocarbons industry, but also operates in the power, minerals and metals and infrastructure industries. A significant number of WorleyParsons' contracts are alliance based (e.g. power and water services can be provided via the Burns & Roe Worley joint venture). In recent months, the company has been awarded a number of contracts including a US$222 million contract to provide engineering, procurement services and construction management to Kuwait Oil Company's gas oil pipeline project.

Downer EDI Limited

Downer EDI is a diversified services group which specialises in infrastructure, engineering, mining, resources and rail services to the Asia Pacific region. In 2005 approximately 23% of revenue was derived from its infrastructure services division which provides maintenance and construction services to the road, rail and infrastructure sectors in Australia and New Zealand. In June 2006, Downer EDI was awarded two five-year power contracts with Powerlink, the Queensland electricity transmission utility.

United Group Limited

United Group is a diversified services group with operations in Australia, New Zealand, South East Asia, America and Europe. The company has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing. On 26 June 2006, United Group

announced its acquisition of Equis Corporation for $163 million plus an additional earnout. Equis Corporation is a provider of corporate real estate services in the United States. The transaction represents a multiple of 10.5 times historical EBITA.

Transfield Services Limited

Transfield Services has contracts to provide operations, maintenance and asset management services across Australia, New Zealand, South East Asia and the Gulf region. The company operates in 11 diverse industries including mining and process, water, power, hydrocarbons and telecommunications. Transfield Services also has investments in a number of infrastructure assets including three power stations and two water treatment plants (all operated by Transfield and with fully contracted revenues). On 8 June 2006, Transfield Services announced the acquisition of US Maintenance, a provider of outsourced contractor management services in the United States, for $372 million. The following day, it announced its acquisition of NRG Energy Inc's 37.5% interest in the Gladstone power station and its related services company. Transfield Services subsequently announced its initiative to spin-off its infrastructure assets into a listed vehicle by the end of 2006. On 31 July 2006, Transfield Services announced it would acquire an interest in the Loy Yang A Power Station and adjacent coal mine ("Loy Yang") for $115 million. The interest in Loy Yang will be included in the infrastructure assets spin-off. Prior to the announcement of the Loy Yang acquisition, Transfield Services' year 1 and year 2 forecast EBITDA multiples were 19.0 times and 12.9 times respectively.

Appendix 3

Market Evidence – Transactions

There have been a number of well documented transactions in energy distribution and generation in Australia and New Zealand in recent years. In comparison, market evidence of transactions in the Australian infrastructure services sector is limited. While there have been a few Australian acquisitions they have been relatively small and there is insufficient information with which to calculate earnings multiples. Further, the only transactions by Australian companies of a material size have involved the acquisition of international businesses.

A selection of relevant energy transactions over the last five years is set out below:

Recent Transaction Evidence

Date	Target	Type[1]	Transaction	Consideration[2] (millions)	Revenue Multiple[3] (times)		EBITDA Multiple[4] (times)		EBIT Multiple[5] (times)		Ungeared NTA Multiple[6] (times)
					Historical[7]	Forecast[7]	Historical	Forecast	Historical	Forecast	
Electricity – Australia											
Jul 06 pending	Loy Yang A Power Station interest	G	Acquisition by Transfield Services	A$115.0[8]	na	na	na	10.6	na	na	na
Jun 06 pending	NRG Energy's Gladstone power assets	G	Acquisition by Transfield Services	A$637.3	na	na	na	7.2	na	9.1	na
Jun 06 pending	NRG Energy's South Australian power assets	G	Acquisition by Babcock & Brown	A$317	na	na	11.8	10.3	na	na	na
Mar 06	Murraylink	I	Acquisition by APT	A$153	na	11.8	na	15.8	na	16.3	na
Dec 05	Australian Energy	G/R	Scheme of arrangement with Ergon Energy	A$103	0.9	na	19.3	12.6	20.1	na	8.5
Dec 05	SP AusNet	I	IPO	A$2,888	9.0	8.4	13.3	13.1	18.6	19.0	1.5
Oct 05	Southern Hydro	G	Acquisition by AGL	A$1,425	na	16.0	na	19.5	na	na	na
Mar 05	Singapore Power's merchant energy business	G/R	Acquisition by CLP Holdings	A$2,128	na	na	11.7	na	na	na	na
Mar 05	Pacific Hydro	G	Acquisition by IFM	A$801	26.8	13.3	19.7	15.3	23.4	18.7	2.3
Apr 04	TXU Australia	G/R/I	Acquisition by Singapore Power	A$5,100	na	na	9.2	8.6	na	na	na
Jul 03	Loy Yang	G	Acquisition by GEAC	A$3,500	6.2	6.6	7.2	8.3	9.4	11.6	na
Jul 03	United Energy	I	Scheme of arrangement with Alinta	A$1,340	4.0	4.3	8.1	7.5	11.8	10.8	1.6
Dec 02	AES Ecogen	G	Acquisition by Prime Infrastructure /Babcock & Brown	A$81	na	5.6	na	8.7	na	na	na

1 G = Generation; R = Retail; I = Infrastructure

2 Implied equity value if 100% of the company or business had been acquired.

3 Represents gross consideration divided by revenue. The gross consideration is the sum of the equity and/or cash consideration plus borrowings net of cash.

4 Represents gross consideration divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant items.

5 Represents gross consideration divided by EBIT. EBIT is earnings before net interest, tax, investment income and significant items.

6 Represents gross consideration divided by ungeared net tangible assets (i.e. net assets less intangibles plus borrowings less cash as at latest balance date).

7 Historical multiples are based on the most recent publicly available full year earnings prior to the transaction announcement date. Forecast multiples are based on earnings forecasts from a range of brokers' reports available at transaction announcement date.

8 Represents acquisition price as there is insufficient information available to calculate the implied equity value

Recent Transaction Evidence											
Date	Target	Type[1]	Transaction	Consid-eration[2] (millions)	Revenue Multiple[3] (times)		EBITDA Multiple[4] (times)		EBIT Multiple[5] (times)		Ungeared NTA Multiple[6] (times)
					Historical[7]	Forecast[8]	Historical	Forecast	Historical	Forecast	
Jul 02	Citipower's retail electricity business	R	Acquisition by Origin Energy	A$137	0.2	na	na	na	8.4	na	na
Jul 02	CitiPower	R/I	Acquisition by CKI/HEH	A$1,555	na	na	7.1	na	na	na	na
Jul 02	Pulse Energy	R	Acquisition by AGL	A$880	0.9	0.9	12.0	12.1	13.3	11.9	na
Apr 01	Powercor's retail electricity business	R	Acquisition by Origin Energy	A$315	na	0.4	na	6.9	na	na	na
Aug 00	Powercor	R/I	Acquisition by CKI/HEH	A$2,315	na	na	8.0	na	na	na	na
Jan 00	ETSA Power	R	Acquisition by AGL	A$175	na	na	8.0	na	na	na	na
Dec 99	ETSA Utilities	G/I	Acquisition by CKI/HEH	A$3,475	na	na	9.4	na	na	na	na
Gas – Australia											
Aug 06 pending	GasNet Australia Group	I	Takeover offer by APT	A$452	10.4	9.5	13.9	13.3	19.5	18.3	1.3
May 06 pending	CH4 Gas	G	Takeover by Arrow Energy	A$141	19.4	9.0	66.3	17.1	nmf	27.7	2.0
Sep 05	Duke Energy Australian and New Zealand assets (owned by Alinta)	I	Acquisition by AIH	A$896	10.6	9.1	19.2	15.4	38.7	25.9	2.0
Aug 04	Dampier to Bunbury Natural Gas Pipeline	I	Acquisition by DUET/Alinta/Alcoa Consortium	A$1,860	na	9.3	na	11.1	na	na	na
Aug 04	45% of Southern Cross Pipelines and 100% of Parmelia Gas	I	Acquisition by APT	A$206	na	na	8.3	na	na	na	na
Mar 04	Duke Energy Australian and New Zealand assets	I	Acquisition by Alinta	A$1,690	6.3	5.7	17.0	15.5	na	na	na
Electricity – New Zealand											
Aug 04	Powerco	I	Acquisition by Prime Infrastructure	NZ$680	5.5	5.2	9.4	9.0	14.2	13.2	1.1
Jul 04	Contact Energy	G/R	Acquisition of 51.2% interest by Origin Energy	NZ$3,270	3.6	3.3	12.3	9.4	17.8	12.8	1.3
Sep 02	UnitedNetworks	I	Acquisition by Vector	NZ$1,500	5.8	5.7	8.7	8.4	11.4	10.9	1.9
Sep 02	UnitedNetworks' electricity distribution networks	I	Acquisition by Powerco	NZ$590	na	na	9.0	8.9	11.9	12.0	na
Gas – New Zealand											
Jun 05	NGC Holdings	I	Acquisition of 32.8% interest by Vector	NZ$1,506	4.3	4.1	10.7	10.1	14.0	12.8	2.5
Oct 04	NGC Holdings	I	Acquisition of 67.2% interest by Vector	NZ$866	3.8	3.7	9.6	9.2	12.6	11.8	2.3
Jun 01	AGL's New Zealand gas distribution assets	I	Acquisition by Powerco	NZ$118	na	na	na	12.8	na	16.6	na

Source: Grant Samuel analysis[9]

[9] Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

A brief summary of each transaction is set out below.

Electricity Networks - Australia

Loy Yang A Power Station interest/Transfield Services Limited

In July 2006, Transfield Services Limited ("Transfield Services") announced it would acquire a 9.3% interest in the company owning the Loy Yang A Power Station and adjacent coal mine ("Loy Yang") and 13.8% of the attached dispatch and marketing company from Commonwealth Bank of Australia. Loy Yang is the largest power station in Victoria with a generation capacity of 2,100MW and accounts for approximately 25% of the state's installed generation capacity. The interest in Loy Yang will be included in the previously announced spin-off of Transfield Services' infrastructure assets (see below). The transaction is pending.

NRG Energy Inc's Gladstone power assets/Transfield Services Limited

In June 2006, Transfield Services announced it would acquire NRG Energy Inc.'s ("NRG") 37.5% interest in Gladstone power station and its associated 100% owned operations and maintenance services company. Gladstone is a 1,680MW base load power station in Queensland which contracts 68% of its capacity to Boyne Smelters under a purchase price agreement expiring in 2029. Other shareholders are Comalco (41.1%), a subsidiary of Rio Tinto Limited, and various Japanese smelter companies. In addition, Transfield Services announced its intention to spin-off on the ASX its infrastructure assets by the end of 2006. The spin-off, which was widely anticipated, would include the interest in Gladstone power station as well as four power stations in Queensland and Western Australia (of which three are 100% owned and one is 30% owned) all of which operate under a long-term purchase price agreement. NRG did not provide any earnings details for the assets. Brokers estimates have been used to calculate multiples and, accordingly, these transaction multiples should be treated with caution. The transaction is pending.

NRG Energy Inc's South Australian power assets/Babcock & Brown Limited

In June 2006, Babcock & Brown Limited ("Babcock & Brown") announced it would acquire the South Australian power assets of NRG ("NRG Flinders"). The assets include two coal fired power stations, the coal mine that supplies the power stations (and the associated rail infrastructure and township), a number of contracts and head office personnel. NRG Flinders is the leading base load power supplier in South Australia with a total capacity of 760MW and accounts for 50% of energy produced in the state. Post acquisition, Babcock & Brown will have interests in a power generation portfolio with approximately 3,000MW capacity in operation or under construction. Babcock & Brown has stated that its objective is to establish and list, potentially by the end of 2006, a Babcock & Brown branded, diversified power generation fund. The transaction is pending.

Murraylink/Australian Pipeline Trust

In March 2006, Australian Pipeline Trust ("APT") announced it would acquire the Murraylink electricity transmission assets ("Murraylink") for A$153 million. Murraylink is a 180 kilometre underground high voltage direct current cable interconnector between South Australia and Victoria with a capacity of 220MW. APT has interests in approximately 7,500 kilometres of gas transmission pipelines throughout Australia but is pursuing a strategy of making value-accretive acquisitions in complementary asset classes. Murraylink is APT's first significant acquisition of a non-gas transmission asset. This acquisition represents a forecast EBITDA multiple of 15.8 times and a RAB multiple of 1.47 times.

Australian Energy Limited/Ergon Energy Pty Ltd

In December 2005, Ergon Energy Pty Ltd ("Ergon Energy") announced it would acquire Australian Energy Limited ("AEL") via a scheme of arrangement. The consideration offered was A$1.95 cash for each share in AEL. AEL is an electricity retailer with operations in Victoria, South Australia and New South Wales. The company focuses primarily on the small and medium sized business market with select residential customers. Ergon Energy is owned by the Queensland state government and operates an electricity distribution business in Queensland as well as retailing electricity to large customers outside of Queensland. Ergon Energy expects to grow AEL's existing operations nationally, complementing Ergon Energy's existing channel segments.

SP AusNet

SP AusNet was formed to house the Australasian assets of Singapore Power Limited ("Singapore Power"). The company was listed on the Australian Stock Exchange ("ASX") on 14 December 2005. SP AusNet is the

 

primary electricity transmission provider and electricity and gas distribution business in Victoria. In 2005, 87% of revenues were regulated. Singapore Power has retained a 51% interest in SP AusNet.

Southern Hydro/The Australian Gas Light Company

In October 2005, The Australian Gas Light Company ("AGL") announced it would acquire Southern Hydro for A$1.425 billion. The Southern Hydro assets consisted of 11 hydro power stations in Victoria and New South Wales and Australia's largest wind farm in South Australia with a total generating capacity of 736MW and potential for further expansion. The acquisition increased AGL's generation capacity by 73% and diversified its generation mix, allowing AGL to better manage its retail customer load and reduce electricity purchases from third parties, especially during periods of peak demand. The multiples implied by acquisition price are high and reflect the strategic benefits of the acquisition to the wider AGL business. AGL's media release stated that the assets had been purchased on an EBITDA multiple of 11 times assuming long term average water levels and full capture of portfolio benefits which are expected to occur from 2009.

Singapore Power Limited's Merchant Energy Business/CLP Holdings Ltd

In March 2005, CLP Holdings Ltd ("CLP") announced it would acquire Singapore Power's merchant energy business for A$2.128 billion. The merchant energy business included the fifth-largest energy retailer in Australia with over 1.1 million customers in four states, a 1,280MW gas-fired power plant in South Australia, a 33% interest in the SEA Gas pipeline between Victoria and South Australia and an underground gas storage plant. CLP also acquired Singapore Power's right to call on Ecogen Power (50% owned by Babcock & Brown Infrastructure Group ("BBI")) to supply as much as 966MW of electricity from two gas-fired power stations in Victoria. CLP is Hong Kong's largest power producer and already owns the 1,480MW Yallourn power station in Victoria. The acquisition was in line with CLP's objective of building a diversified and integrated energy business in Australia, focussing on electricity and gas retail, with a portfolio of assets in support of that business.

The SEA Gas pipeline is a 690 kilometre pipeline system transporting natural gas from Victoria to South Australia which became operational in January 2004. It is estimated to have cost A$450 million to construct. CLP disclosed that its 33% interest in SEA Gas Partnership (the other partners being Origin Energy Limited ("Origin Energy") and International Power) was acquired for A$195 million. This price implies a value of $585 million for 100% of SEA Gas Partnership and a multiple of 1.3 times the cost to construct the pipeline system.

Pacific Hydro Limited/Industry Funds Management

Following a strategic review by the board of Pacific Hydro Limited ("Pacific Hydro"), Spanish infrastructure developer Acciona SA ("Acciona") announced on 29 March 2005 that it would offer A$4.50 per share for Pacific Hydro. On 19 April 2005, Pacific Hydro's 32% shareholder, Industry Funds Management ("IFM") made a A$4.60 per share offer. On 29 April 2005, Acciona responded with a A$4.90 per share offer and IFM immediately countered with an offer for A$5.00 per share which was ultimately successful. Pacific Hydro was an independent renewable power producer with a portfolio of operating and development hydro projects and wind farms with operating capacity of 230MW in Australia, the Philippines, Chile and Fiji.

Texas Utilities' Australian Assets/Singapore Power

In April 2004 Singapore Power acquired Texas Utilities' Australian assets ("TXU Australia") for A$5.1 billion. These assets included significant electricity and gas networks in Victoria and a retail business supplying approximately one million customers in Victoria and South Australia.

Loy Yang A Power Station/Great Energy Alliance Corporation

In July 2003, Great Energy Alliance Corporation ("GEAC") announced it would acquire Loy Yang for A$3.5 billion. Loy Yang is Victoria's largest power station with a 2,000MW capacity and is fuelled by an adjoining brown coal mine with a reserve life of more than 45 years. The power station is the lowest cost generator in the Australian market. Loy Yang also sells coal under contract to the adjacent Loy Yang B power station. GEAC was a consortium consisting of AGL (35%), Tokyo Electric Power Company Incorporated (35%) and an investor group lead by the Commonwealth Bank of Australia (30%). The acquisition price represented a $1.4 billion discount to the price achieved in the privatisation of the asset in 1997 and a substantial discount to the estimated replacement cost.



United Energy Limited/Alinta Limited

United Energy Limited ("United Energy") owned and operated an electricity distribution network in the south eastern suburbs of Melbourne and the Mornington Peninsula in Victoria. It also had investments in a number of other Australian utility businesses including the listed companies Alinta Limited ("Alinta") and Uecomm Limited. On 23 April 2003, Alinta announced that through a complex series of transactions, it would acquire a 34% interest in United Energy's distribution assets and a 100% interest in its non-distribution assets. To complete the transaction, Alinta and AMP Henderson Global Investors acquired the 43% of United Energy held by the public through a scheme of arrangement. The consideration paid was A$3.15 per share.

AES Corporation's Ecogen Electricity Generation Assets/Prime Infrastructure Trust and Babcock & Brown

In December 2002, Prime Infrastructure Trust and Babcock & Brown announced they would acquire the Ecogen electricity generation assets from The AES Corporation. The Ecogen electricity generation assets consisted of two gas-fired plants in Victoria with a total nominal capacity of 960MW. At the time, the plants were the subject of a long term electricity hedge agreement with Texas Utilities.

AEP Resources Inc's CitiPower Unit/Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited/Origin Energy Limited

In July 2002 Cheung Kong Infrastructure Holdings Limited ("CKI") and Hongkong Electric Holdings Limited's ("HEH") acquired AEP Resources Inc's CitiPower unit ("CitiPower") for A$1.55 billion through CKI/HEH Electricity Distribution Two Pty Limited ("CKI/HEH"). CitiPower was an electricity utility that served Victoria's capital city Melbourne and its surrounding suburbs. CKI/HEH subsequently sold CitiPower's retail electricity business for A$137 million to Origin Energy, retaining the network distribution business valued at A$1.42 billion. The CitiPower retail business had 264,000 customers (which comprised 260,000 residential and small business customers and 4000 large commercial and industrial customers) corresponding to a value per customer multiple of $527.

Pulse Energy Pty Ltd/The Australian Gas Light Company

In July 2002, AGL announced it would acquire Pulse Energy Pty Ltd ("Pulse Energy") for A$880.0 million (including A$79 million in working capital). Pulse Energy was the largest energy retailing business in Victoria with 560,000 electricity customers and 520,000 gas customers. The majority of Pulse Energy's customers were residential and small business customers with 22% buying both gas and electricity from Pulse Energy. The acquisition enhanced AGL's presence in Victoria and gave the company an almost 30% market share of the eastern Australian retail energy market. AGL expected to generate significant operating synergies and cost savings which were expected to reduce the acquisition multiples considerably (the forecast EBITDA multiple falls to 7.4 times after taking into account the expected operating synergies and cost savings).

Powercor Australia Limited/ Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited/Origin Energy Limited

In September 2000, CKI/HEH acquired Powercor Australia Limited ("Powercor"), Victoria's largest electricity distributor, for A$2.3 billion. Powercor's 80,000 kilometre electricity network covers an area of 150,000 square kilometres in the state of Victoria. Origin Energy subsequently acquired Powercor's electricity retail business from CKI/HEH for A$315 million. On acquisition, Powercor's retail business had 582,000 customers primarily located in western Victoria. This transaction implied a value per customer multiple of $400 (after adjusting the price paid for the $80 million attributable to benefits arising from Powercor's wholesale position).

ETSA Utilities/ Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited/ The Australian Gas Light Company

In January 2000, CKI/HEH acquired ETSA Utilities, a South Australian electricity distribution company, from the South Australian government. ETSA Utilities' network serviced approximately 765,000 customers in Adelaide and the surrounding area through an electricity network spanning 79,000 kilometres. CKI/HEH concurrently on sold ETSA Utilities' retail business, ETSA Power, to AGL for A$175 million (representing a value per customer multiple of $238). The South Australian government received A$25 million of the A$175 million consideration paid by AGL, being the excess over the price it received from CKI/HEH (as prescribed in the sale agreement).

Gas Networks – Australia

GasNet Australia Group/Australian Pipeline Trust

In June 2006, BBI announced, in association with APT, it would make a scrip takeover offer for GasNet Australia Group ("GasNet"). The consideration offered was 1.545 BBI stapled securities for each GasNet stapled security not already owned by BBI and APT (together 14.2%). The offer represented $2.45 per GasNet stapled security, excluding the estimated 6.75 cents final distribution announced by BBI ($2.55 cum dividend). GasNet directors rejected the offer on the basis that it materially undervalued the company and was highly conditional. On 15 August 2006, Colonial First State Global Asset Management announced a counter recommended offer of $2.88 cash per stapled security ($2.77 after adjusting for the proposed 11 cent distribution for the six months to 30 June 2006). On 22 August 2006, BBI and APT announced the termination of their joint bidding agreement and therefore their bid will lapse. In addition, APT announced an offer of $3.10 cash per stapled security valuing GasNet at $452 million. GasNet owns and operates 1,930 km of pipelines and a LNG storage facility in Victoria as well as a 450km pipeline in Western Australia. The APT offer represents a RAB multiple of 1.64x assuming regulated assets represent 75% of total assets. The transaction is pending.

CH4 Gas Limited/Arrow Energy NL

In May 2006, Arrow Energy NL ("Arrow") and CH4 Gas Limited ("CH4") announced the merger of their respective businesses by way of a scrip takeover offer from Arrow to CH4 shareholders. Under the offer CH4 shareholders will receive 2.15 Arrow shares per CH4 share, which implies $1.33 per share, and two Arrow options for every five CH4 shares with an exercise price of $0.75 expiry on 1 December 2006. As at the announcement date the Arrow options were out-of-the-money (Arrow shares closed at $0.59 on the business day prior to announcement). The merged company would be owned approximately 52% by Arrow shareholders and 48% by CH4 shareholders. CH4 is the operator and 50% owner of the Moranbah Gas Project which is the sole supplier of natural gas to the Townsville market. Arrow has significant interests in, and operates, a number of coal seam gas projects in south-east Queensland. The merged company would have two producing projects, two development projects and 15 additional potential projects thus creating Australia's largest independent coal seam gas company. The transaction is pending.

Duke Energy's Australian and New Zealand Assets/ Alinta Infrastructure Holdings Limited

In September 2005, Alinta announced that it would spin off its infrastructure assets to a separately listed vehicle, Alinta Infrastructure Holdings Limited ("Alinta Infrastructure"). Alinta Infrastructure's initial assets consisted of the gas pipeline and electricity generation assets acquired by Alinta from Duke Energy in March 2004 (see below). These initial assets were acquired from Alinta for promissory notes totalling $896.3 million and the assumption of the initial assets' debt.

Dampier to Bunbury Natural Gas Pipeline/DUET/Alinta/Alcoa Consortium

In August 2004, the receivers and managers of the Dampier to Bunbury Natural Gas Pipeline ("DBNGP") announced that a consortium comprising Diversified Utility and Energy Trusts ("DUET") (60%), Alinta (20%) and Alcoa of Australia Limited ("Alcoa") (20%) had been named as the preferred bidder for the purchase of 100% of DBNGP and its associated assets. The consortium's bidding price was approximately A$1.86 billion (excluding transaction costs and proposed capital expenditure). The acquisition further diversified DUET's portfolio of regulated energy utility businesses and added a strategic gas transmission asset.

Southern Cross Pipelines and Parmelia Gas Business/Australian Pipeline Trust

In August 2004, APT purchased the remaining 45% of Southern Cross Pipelines ("SCP") that it did not already own and 100% of the Parmelia Gas business ("Parmelia") from CMS Energy. SCP is the 88.2% owner of the 1,380 kilometre Goldfield Gas Transmission Pipeline in Western Australia. Parmelia owns and operates a transmission pipeline, a gas processing facility and storage facilities in Western Australia. The assets were purchased for a A$206 million cash and included the assumption of 45% of SCP's A$250 million of debt.

Duke Energy's Australian and New Zealand Assets/Alinta Limited

In March 2004, Alinta announced that it had reached an agreement to purchase the Australian and New Zealand gas assets of Duke Energy, following Duke Energy's decision to exit the Asia-Pacific region. The assets acquired were three gas transmission pipelines and three gas-fired power stations in Australia and one gas-fired power station in New Zealand. The pipelines had a combined length of 2,156 kilometres and the power plants

had a combined capacity of 686MW. The acquisition provided Alinta with a stable and secure income stream and strong potential for volume growth, particularly from the pipeline assets on Australia's east coast.

Electricity Networks – New Zealand

Powerco Limited/Prime Infrastructure Networks (New Zealand) Limited

In September 2004, Prime Infrastructure Networks (New Zealand) Limited ("Prime Infrastructure") made an offer to acquire all of the ordinary shares and capital bonds of Powerco Limited ("Powerco") at NZ$2.15 per share, to be paid using a mix of cash and a subordinated debt security. The structure of the offer was highly complex and significant uncertainty surrounded the volume and underlying value of the subordinated debt securities to be issued under the offer. Powerco was New Zealand's second largest electricity and gas distribution company. It had a network servicing approximately 400,000 consumers in the North Island, representing 46% of the gas connections and 16% of the electricity connections in New Zealand.

Contact Energy Limited/Origin Energy Limited

In July 2004, Origin Energy announced that it had signed an agreement to purchase Edison Mission Energy's 51.2% interest in Contact Energy Limited ("Contact Energy") for NZ$5.67 per share to be effected through the acquisition of the New Zealand incorporated company which held Edison Mission Energy's shareholding in Contact Energy. The purchase price was satisfied by way of the assumption of NZ$535 million of the holding company's debt and approximately NZ$1.1 billion in cash. The transaction was completed on 1 October 2004. Acceptances received under a simultaneous full takeover offer for the remaining shares in Contact Energy, as required by the Takeovers Code, resulted in Origin Energy's interest in Contact Energy increasing marginally to 51.4%.

UnitedNetworks Limited/Vector Limited

In October 2002, Vector Limited ("Vector") completed the acquisition of all of the shares in UnitedNetworks Limited ("UnitedNetworks") at a price of NZ$9.90 per share. The offer was a result of a formal sale process involving a number of competing bidders. UnitedNetworks received a number of bids for the shares and assets of UnitedNetworks and the offer by Vector was selected by the independent directors of UnitedNetworks as affording the best value outcome for UnitedNetworks' shareholders. UnitedNetworks was an electricity distribution business operating electricity networks in Auckland and in the Wellington City, Lower Hutt, Upper Hutt and Porirua districts.

UnitedNetworks Limited/ Powerco Limited

In September 2002, Powerco acquired UnitedNetworks' electricity distribution networks in the Tauranga, eastern and southern Waikato, Thames and Coromandel regions. The transaction almost doubled the size of Powerco's electricity lines business, making it the second largest in New Zealand.

Gas Networks – New Zealand

NGC Holdings Limited/Vector Limited

On 27 June 2005, Vector announced a takeover offer for the 32.8% of the shares that it did not already own in NGC Holdings Limited ("NGC") and provided details of its proposed initial public offering. Vector had previously acquired a 67.2% shareholding in NGC following a takeover offer made in December 2004. The consideration offered for NGC was NZ$2.62 worth of Vector shares and NZ$0.78 cash for each share in NGC. NGC's operations comprised gas transmission and distribution services, energy sales and processing of natural gas, LPG and gas liquids, ownership and management of electricity and gas meters and the provision of related metering services. Vector also operated businesses that delivered high-speed voice and data communications. It was the largest owner and manager of electricity infrastructure networks in New Zealand with electricity networks in Auckland and Wellington serving over 644,000 customers. NGC's business activities were complementary to Vector's own electricity, gas, metering and telecommunications assets in terms of location, market position and scale.

NGC Holdings Limited/Vector Limited

On 11 October 2004, Vector announced that it had entered into an agreement to acquire AGL's 66.05% stake in NGC at a price of NZ$3.00 per share. Completion of the sale was subject to an exemption being granted by the Takeovers' Panel which would allow AGL to sell its New Zealand holding company, AGL NZ Limited, to Vector rather than the shares in NGC. The exemption was not granted and on 19 November 2004 Vector issued a notice of intention to make a takeover offer for all of the shares in NGC. The takeover offer closed on 4 February 2005 with Vector having gained acceptances for a further 1.2% of NGC shares on top of the 66.05% acquired from AGL. The cash consideration paid to AGL under the takeover offer was reduced from NZ$3.00 to NZ$2.91 due to the payment of a NZ$0.09 special dividend on 3 November 2004.

AGL's New Zealand gas distribution assets/Powerco Limited

In June 2001, Powerco acquired the New Zealand gas distribution and metering assets of AGL for NZ$118 million. The gas network serviced 26,000 gas consumers in the Hutt Valley region. AGL was required to sell the assets to secure Commerce Commission approval to allow its 66% owned subsidiary NGC to acquire TransAlta New Zealand Limited ("TransAlta NZ"). AGL had acquired these assets in March 1999 when TransAlta NZ divested its distribution business (electricity to UnitedNetworks and gas to AGL).

Directory

The Australian Gas Light Company

ACN 052 167 405

Registered office
72 Christie Street
St Leonards NSW 2065

Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal address
Locked Bag 1837
St Leonards NSW 2065

Legal advisor
Gilbert + Tobin
Level 37, 2 Park Street
Sydney NSW 2000

Taxation advisor
Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Independent Expert
Grant Samuel & Associates Pty Limited
Level 19, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000

Investigating Accountant
Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 1217

Independent Reviewer of Directors' Forecasts
Deloitte Corporate Finance Pty Limited
225 George Street
Sydney NSW 1217

AGL Share Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Telephone 1800 824 522 (within Australia)
+61 2 8280 7012 (international)


ASX
AUSTRALIAN STOCK EXCHANGE


RECEIVED

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/08/2006

TIME: 09:00:32

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Scheme Booklet

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

a new AGL

scheme booklet release

29 august 2006





disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agenda

- recommended proposal
- financial overview
- new AGL
- summary
- questions and answers
- appendices






recommended proposal

why vote in favour?

- a superior outcome for AGL shareholders
- you will own shares in two of Australia's largest and most diverse energy and infrastructure companies with proven expertise and impressive growth platforms
  - new AGL, largest integrated energy major in Australia
- significant synergies and cost savings realised by proposals
  - new AGL, identified $60 - $70M/yr sustainable and ongoing cost-outs
  - new Alinta, identified $55M/yr cost savings and synergies
- these benefits from your new shareholdings are expected to deliver increased shareholder returns
  - Total dividend of 80c/s includes 25.5c/s stub dividend on approval (Oct 06)
  - new AGL, EPS 77.6c/s

new AGL, attractive investment targeting15% EPS growth with 60% payout ratio fully franked over medium term

overview

- **new AGL** will hold AGL's existing energy retail, power generation and upstream gas assets together with an initial 33% interest in Alinta's WA retail and cogeneration business (AlintaAGL)[1]
- **new Alinta** will hold the infrastructure assets and asset management businesses of Alinta and AGL, plus an initial 67% interest in AlintaAGL[1]



now
after recommended proposal
AGL infrastructure assets
AGL energy assets
AGL
Alinta WA retail and WA cogeneration
Alinta infrastructure
Alinta
new AGL
33%
Alinta AGL[1]
67%
AGL infrastructure assets
Alinta infrastructure
new
AGL
new
Alinta

1. new AGL will initially have a 33% interest in AlintaAGL, but has the option to increase this interest to 100% over five years.

recommended proposal

impact on shareholdings

if the recommended proposal proceeds, for each AGL share AGL shareholders will receive:

- 1 new AGL share; and
- 0.6117 new Alinta shares


AGL
100 shares

If the recommended proposal proceeds


new
AGL
100 shares
new
Alinta
61 shares[1]

1. participating AGL Shareholders will receive 0.6117 new Alinta Shares for every AGL Share that they hold

Australia's leading energy and infrastructure companies



Alinta
Gas Transmission Pipelines
Dampier to Bunbury Natural Gas Pipeline (14.3%)[1]
Australian Pipeline Trust (30%)
Infrastructure Investments
Alinta Infrastructure Holdings (20%)
Gas Distribution Networks
AlintaGas (74%)
Multinet (20%)
AGL's NSW gas network
ActewAGL gas network (50%)
Electricity Distribution Networks
United Energy Distribution (34%)
AGL's Vic electricity network
ActewAGL electricity network (50%)
Asset Management
Alinta asset management
Agility asset management
Other Investments
Wattle Point Wind Farm (SA) – 91 MW
Cawse Cogeneration (WA) – 16 MW
Gas Valpo
WLPG
Alinta EATM
AlintaAGL[2]
Electricity Generation (WA)
Pinjarra 1 cogeneration[2] – 1x140 MW
Additional developments under Alcoa generation alliance
Alinta Retail (WA)
540,000 gas customers
1,000 electricity customers
AGL
AGL Retail (NSW, Vic, SA, Qld, ACT)
1.44m electricity customers
1.34m gas customers
ActewAGL retail (50%): 260,000 electricity & gas customers
Elgas (50%)
Electricity Generation
AGL Hydro – 645 MW
Loy Yang A (32.5% of 2,120 MW) – 689 MW
Hallett Power Station – 180 MW
Somerton Power Station – 150 MW
Other cogeneration – 9 MW
Landfill gas portfolio – 14 MW
Upstream Gas
PNG Upstream Gas Project (10%)
Sydney Basin CSM Assets (50%)
Moranbah Gas Project (50%)
Wholesale gas supply arrangements
HC Extractions
Key:
Gas transmission
Gas distribution
Gas fired generation
Electricity distribution
Cogeneration
Upstream gas
Coal fired generation
Wind generation
Hydro generation

1. As at 31 July 2006, Alinta held a 14.3% interest in the DBNGP which will increase to 20% upon completion of agreed capital contributions.
2. new AGL will initially have a 33% interest in AlintaAGL, but has the option to increase this interest to 100% over five years.

financial overview

greg hayes
chief financial officer





new AGL income statement

new AGL	Year ended 30 June 2006 Pro forma $m	Year ended 30 June 2007 Pro forma $m
Sales revenue	3,804	4,188
EBITDA	515	738
EBIT	423	568
Finance costs[1]	31	-61
Profit before tax	454	507
Tax	-149	-195
Profit after tax	**305**	**312**
EPS (cents)[2]	**66.9**	**77.6**

1. The 2006 pro forma finance costs are based on new AGL net debt calculated as the difference between total AGL net debt, less the AGL Infrastructure assets agreed net debt under the Recommended Proposal of $3,104 million.
2. EPS for the year ended 30 June 2006 is based on weighted average shares outstanding of approximately 456.1 million. The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Recommended Proposal.

new AGL EBITDA and EBIT

new AGL	EBITDA ($m) Year ended 30 June 2006 Pro forma $m	EBITDA ($m) Year ended 30 June 2007 Pro forma $m	EBIT ($m) Year ended 30 June 2006 Pro forma $m	EBIT ($m) Year ended 30 June 2007 Pro forma $m
Retail Energy				
AGL[1]	201	203	192	196
ActewAGL	15	12	15	12
Elgas	13	13	13	13
Retail Energy total	229	228	220	221
Merchant Energy				
Wholesale energy and power generation[2]	178	214	155	184
Upstream gas[2]	104	278	63	164
Merchant Energy total	282	492	218	348
AlintaAGL	–	10	–	10
Other	4	8	(15)	(11)
Total	**515**	**738**	**423**	**568**

1. Allocation of pro forma financial information for new AGL is based on new AGL's internal management reporting, which includes internal transfer pricing. The 2006 pro forma results shown reflect a different allocation from the external reporting format (see appendix)
2. For consistency with the forecast year, the year ended 30 June 2006 results exclude mark to market impacts of derivatives. A benefit approximately $8 million in wholesale electricity activities was offset by a loss of approximately $8 million relating to PNG oil hedging.

key financials

capital structure and funding overview

pro forma 30 June 2006 ($millions)	new AGL
current debt	3
non current debt	1,342
total debt	1,345
cash	65
net debt[1]	1,280
equity	3,148
forecast underlying operating cash flow 2007	~400
gearing (debt/debt + equity)	29%
confirmed S&P credit rating	BBB

- appropriate financial structure for integrated energy company ($2bn debt facility, initial drawdown ~$1.3bn)
- significant, flexible and sustainable capital structure to pursue growth opportunities and maintain BBB rating (targeting FFO/interest 5x)
- change in size of buy back of AGL shares from Alinta will reduce new AGL's net debt position[1]

1. Net debt adjusted due to reduced share buy back, 12 million shares

growth in earnings and dividends

the recommended proposal is expected to deliver substantial EPS growth for AGL shareholders as a result of cost savings and synergies

- 17% increase in earnings per share; and
- increase in dividends per share
  - new AGL payout ratio of ~60% provides funding flexibility for future growth



earnings per share
113.1 cents
AGL
96.5 cents
new Alinta
35.5 cents
new AGL
77.6 cents
pre recommended proposal 2007[1]
post recommended proposal 2007[1]
dividends per share[2,3]
113.6 cents
114.3 cents
AGL[4]
79.5 cents
new Alinta
20.3 cents
new AGL
34.2 cents
AGL
25.5 cents
80 cents
pre recommended proposal 30 June 2007
post recommended proposal 30 June 2007

1. AGL and new AGL are for the year ending 30 June. new Alinta is for equivalent 31 December year end as Scheme Booklet.
2. Dotted line indicates the gross dividend (that is inclusive of franking credits).
3. The dividends following implementation of the Recommended Proposal assume a Transaction Implementation Date of 25 October 2006 and are calculated based on new AGL and new Alinta forecasts as presented in the Scheme Booklet.
4. As per top-end of original demerger range

new AGL

paul anthony

managing director and ceo



new AGL

our strengths

- highly experienced at operating in deregulated markets
- Australia's largest retailer of gas, electricity and related services
  - ~ 2.8m customer accounts (~1.1m dual fuel) across NSW, Victoria, South Australia and Queensland
  - ~ 0.8m customer accounts through JVs
- no regulatory assets in asset base
- significant scale, brand strength and heritage
- strong entry balance sheet offering growth potential and increasing shareholder returns
- robust asset portfolio and opportunity to grow in new carbon-constrained environment
- strong natural hedge to our customer base with opportunity to grow through further integration upstream






a focussed energy company

snapshot

Retail Customers

2M Gas

1.6M Electric

1.3M Dual Fuel (inc. JVs)

Generation

1,733 MW Equity

3,258 MW (inc. JVs)

1P Gas Reserves

3,785 PJs contracted

650 PJs Equity Gas

New Generation

1,800-2,700 MW under review



Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogas generation
Upstream gas
PNG Upstream Gas Project(10%)
1,500 PJ terminating in 2028
Moranbah Gas Project(50%)
376 PJ (7.5% contracted),
terminating 2024
Cooper Basin
605 PJ contracted,
terminating 2006,
2011, 2016
Bowen/Surat Basin
335 PJ contracted,
terminating 2020
AlintaAGL WA
Customers (33%)[1]
540,000 gas
1,000 electricity
QLD Customers
1,000 electricity
AGL Hydro NSW
(53 MW)
SA Customers
53,000 gas
538,000 electricity
Sydney CSM
Project
(50%) 145 PJ
terminating
in 2015
AlintaAGL Pinjarra1
cogeneration[1]
(33% of 140 MW)
Hallett
(180 MW)
NSW Customers
775,000 gas
192,000 electricity
ACT Customers
107,000 gas
150,000 electricity
VIC Customers
511,000 gas
711,000 electricity
AGL Hydro Vic
(593 MW)
Other cogeneration(9 MW)
Landfill gas portfolio(14 MW)
Loy Yang A
(32.5% of 2,120 MW)
Somerton
(150 MW)
Gippsland Basin
1,200PJ contracted,
terminating 2009,
2017

1. new AGL will initially have 33% of AlintaAGL with option to go to 100% over 5 years.

new AGL strategy

the four corners strategy

- establish cornerstone positions in both upstream supply and downstream retail for electricity and gas
- extract value from opportunities along dual supply chains as hunters and gatherers
- achieve robustness and diversification through multiple profit pools
- cover base risk and price exposure by an integrated approach

	upstream supply	downstream retail
electricity	 	
gas		

integrated strategy

hunters and gatherers of value across the value chain



fuel contracts — thermal fuel generation — renewable generation — power purchase agreements — complex hedge products and trading

3.6 million retail gas and electricity accounts

upstream equity gas — contract gas — diversity of supply contracts — gas storage — diversity of haulage products



growth platform skills to succeed across gas and electric chain

retail gas

build on strong position

- leading player with customer base of 2 million (~40% market share) with strong positions in NSW, VIC and through JVs in WA and ACT
- reducing cost and improving service through Project Phoenix
- acquisitive growth opportunities in QLD
- consolidation opportunity in WA business
- very strong position in LPG (~43% share) with further growth opportunities



approximate natural gas accounts
NT
WA
SA
Tas
Vic
ACT
NSW
Qld
0%
100%
14%
0%
32%
100%
82%
0%
AGL wholly owned
AGL JV
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
Accounts (millions)

retail electricity




become lower cost

- large customer base of 1.6 million (18%) with strong positions in VIC, SA and in ACT through JV
- achieve lowest cost-to - serve
- acquisitive growth opportunity in QLD (fastest growing market) through government sale
- win share in existing markets through dual fuel cross-sell and new "attacker" niche businesses



approximate electricity accounts
NT
0%
WA
0%
SA
77%
Tas
0%
Vic
29%
ACT
NSW
6%
Qld
0%
AGL wholly owned
AGL JV
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
Accounts (millions)

electricity generation



cover own peak demand

- strategic position in power generation with focus on peak assets to balance downstream price risk and capture share of profit pool as it moves to upstream suppliers
- currently able to meet ~80% of own retail peak demand
- organic investments needed to meet 100% of future peak demand (~1,300 MW needed)
- new investments in gas-fired, hydro and wind to diversify portfolio and enhance future carbon footprint



timeline
2007
2008
2009
2010
2011
in progress
Hallett wind power generator 95MW (SA)
In development
Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
Hallett gas power generator expansion 250MW (SA)
Townsville gas generator 370MW (Qld)
Bluff wind power generator 45MW (SA)
planning stage
Mica Creek upgrade 70-100MW (Qld)
Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
Leafs Gully stage 1 300MW (NSW) and stage 2 500MW (NSW) gas power generators

upstream gas





east coast supply

- strong commercial reserves of upstream gas in Eastern Australia of ~ 3,785 PJ of contracted gas to ensure wholesale gas costs are maintained at competitive levels
- acquisitive growth opportunities to secure longevity and continuity of supply at lowest cost and to manage exposure of retail business
- educated player but not principal E&P participant (equity positions only)
- exploring storage and distributed generation technologies to enhance flexibility and diversity of fuel supply



Key:
Contract gas
(remaining under contract)
Equity interests
LPG assets
PNG
1,500 PJ
PNG
10% equity
Carnarvon
Basin
(AlintaAGL)
Moranbah Gas
50% equity
Cooper Basin
605 PJ
Surat CSM
335 PJ
Sydney CSM
145 PJ
Sydney CSM
50% equity
Gippsland
Basin
1,200 PJ
HC Extractions
(100%)

new AGL – papua new guinea

- new AGL's investment in upstream oil and gas reserves
  - new AGL has invested ~$560 million for a 10% share of the upstream gas project including various interests in a number of developed oil fields in the Southern Highlands of PNG
  - $39 million of this investment relates to the upstream PNG gas project; the remainder relates to oil reserves
  - new AGL's 1P estimate of gas reserves relating to the gas project is in the order of 550 PJ
  - in 2007, we predict EBITDA flowing from new AGL's upstream interests in PNG to be in the order of $250 million
- new AGL's right to build and operate the PNG pipeline
  - new AGL has is a 50% joint venture party in APC [1], a consortium which has a right to build, own and operate the PNG pipeline in Australia
  - in recent weeks, APC has taken a prudent decision to curtail expenditure on FEED due to the absence of foundation load demonstrating strong capital discipline
  - given new AGL's concentrated focus as an energy company, it will only exercise its right to participate if the economic criteria look attractive
  - new AGL's current view is that a unified approach to the FEED is more likely to result in an optimal solution





1. AGL Petronas consortium

new AGL

making the difference

- accelerate integration to perfect natural hedge by organic and acquisitive growth
- deepen our relationship with customers
- drive operation efficiency and effectiveness by reorganisation
- secure competitive cost to serve through Project Phoenix offering data driven proposition, better targeting, increase opportunity to cross-sell and retain customers









integration

trading to manage risk

- leverage position as one of the largest purchasers of wholesale gas and electricity in Australia to reduce cost of supply
- exploit scale and ingenuity to capture least cost-to-serve advantage
- achieve appropriate balance between contract and equity supply
- use superior market insight to develop new innovative retail products
- actively participate in game-changing and disruptive technologies e.g. smart meters, demand-side management



Risk Mitigation
Diversified, Flexible Portfolio of Equity & Contract positions
Profit Maximisation
Avoiding the commodity price trap by participating in upstream & downstream profit pools

new AGL

what it will take to succeed

- appetite for entrepreneurialism suited to spotting external opportunities
- agile and swift in our responsiveness to the market
- united in our approach to maximise value and mitigate risk
- extreme cost and capital discipline
- talented people characterised by "performance, delivery and contribution" rather than "service, status and hierarchy"
- simplification and reduction of bureaucracy wherever possible
- open and frank culture


a new
culture for a
new AGL

new AGL

breaking down silos

ceo
people & culture
merchant energy
finance
business development
retail
external affairs
growing competencies
maximise use of human capital · framing performance hurdles · spotting and developing talent · developing leaders
shaping market rules/policy and protect brand
shaping policy · monitoring compliance · strategic communication · maximise leverage of AGL brand
best use of financial and human capital
strategy · planning · investment targeting · opportunity screening and prioritisation · continue improvement
financial targeting
capital rationing · finance targetry · cash management · treasury · performance monitoring
opportunity pipeline
continuous flow to opportunity pipeline for opportunity screening
external
optimisation of hedge
optimisation of physical and derivative hedges

powering efficiency and effectiveness



2250
FTEs inc. contractors
-50%
Overhead
Merchant
Retail
2006
2007
2008



OPEX/Customer to serve
$91
$68
$?
today
post Phoenix
further savings

Carefully targeted cost savings of $60 - $70M identified in Scheme Booklet and new initiatives already instigated to achieve further savings over the above.

earnings outlook

strong earnings[1] growth to drive TSR

- strategy to target high growth energy sectors
- operating scale advantages
- value-adding inorganic growth opportunities
- cost saving initiatives



EBITDA[2] ($m)
annual growth 43.3%
515
738
2006
2007
earnings per share (cents)
annual growth 16.0%
66.9
77.6[3]
2006
2007

1. forecast earnings are on a business as usual basis for new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after pro forma adjustments
3. 80.4 normalised for full year impact of recommended proposal.

summary



recommended proposal

key benefits

1. diversified portfolio of assets across Australia with strong growth trajectory
   - strong growth potential in new AGL's retail and power generation businesses and upstream gas portfolio
   - new Alinta project to grow through synergistic benefits and organic and inorganic growth opportunities
2. separate, focussed businesses each with expert management
   - new AGL to focus on growth and maximising shareholder returns
   - new Alinta state a focus on delivering strong and consistent earnings and dividend growth
   - appropriate capital structures to support future growth and payment of dividends
3. cost savings and synergies
   - projected new AGL cost savings of $60–$70m p.a. plus additional restructuring benefits
     - energy billing system and process rationalisation, streamlining company functions
   - new Alinta project cost savings and synergies of $55m p.a.
     - combination of AGL and Alinta's asset management businesses and elimination of duplicate corporate costs

indicative timetable

1 September

dispatch scheme booklet and notices of meeting to AGL shareholders

October 2006

Monday	Tuesday	Wednesday	Thursday	Friday	Saturday	Sunday
						1
2	3	4	5	6 AGL & Alinta scheme meetings	7	8
9 court hearing for approval of the scheme	10	11 **effective date** last date AGL shares trade with an entitlement to participate in scheme	12 New AGL and New Alinta commence trading on a deferred settlement basis	13	14	15
16	17	18 record date for determining entitlements	19	20	21	22
23	24	25 transaction implementation date	26 normal trading of New AGL shares commences	27	28	29
30	31					

directors' recommendation

AGL directors

- unanimously recommend proposal to shareholders
- will vote all shares they own and control in favour of the recommended proposal

independent expert findings

- recommended proposal in the best interests of shareholders
- enhances the strategic and other benefits of AGL's original demerger proposal
- AGL shareholders will be better off if the recommended proposal is implemented than if it is not

questions and answers




q&a

further information/contacts

a full range of information on AGL including a soft copy of the scheme booklet, prior AGL annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
the australian gas light company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
email: gthompson@agl.com.au

appendices

new AGL



EBIT sensitivity

EBIT sensitivity Year ending 30 June 2007	Impact $m
Retail Energy	
1% change in mass market electricity volume	+/- 3.7
1% change in mass market gas volume	+/- 2.7
PNG Upstream Gas Project	
US$5/bbl oil price (West Texas intermediate) change[1]	+/- 2.9
A$0.01 change to the A$/US$ exchange rate	+/- 2.1
0.2 million bbl change to oil production	+/- 12.3

1. new AGL's oil hedging comprises a mix of swaps and options cover, resulting in approximately 85% of sales volumes for the year ending 30 June 2007 being fixed at approximately US$69/bbl. The options (approximately 15% of sales volume) result in a minimum oil price of approximately US$59/bbl, although revenue can vary to the extent that the oil price is above this price.
2. The analysis assumes sales are equal to production and hence does not include any draw-downs from, or increases to, inventories which would reduce the sensitivity to production changes. As a result, the sensitivity shown is a timing difference only and not a permanent impact on EBIT.

reconciliation

new AGL Management v Statutory reconciliation ($m)	2006 EBITDA	2006 EBIT	2007 EBITDA	2007 EBIT
Merchant Energy				
Statutory reporting[1]	210	147	365	222
Wholesale energy supply benefit	72	71	127	126
Management reporting	**282**	**218**	**492**	**348**
Retail Energy				
Statutory reporting	273	263	330	322
Wholesale energy supply benefit	-72	-71	-127	-126
Management reporting	**201**	**192**	**203**	**196**

1. Includes LPG production and excludes contracted power generation

key retail market statistics

natural gas - 186.2 Pj

electricity* - 22,148 GWh

customer type:


Wholesale
25%
Residential and small business
33%
Industrial and commercial
42%

Industrial and commercial 56%

Residential and small business 44%

geography:

16%
43 %
36%
5%

31%
3%
23 %
43%

*excludes volume supplied to ACTewAGL

portfolio

wholesale gas

supply source	counter parties	volume remaining under contract (PJ)	term remaining
Cooper Basin	South Australian & South West Queensland Cooper Basin Producers (including Santos & Origin Energy)	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	Origin Energy	335	2020
Gibbsland Basin	Gascor, Esso/BHP	1,200	Two agreements, terminating 2009 and 2017
Sydney CSM	Sydney Gas/AGL	145	2015
PNG	PNG Gas Producers (including ExxonMobil, Oil Search and AGL)	1,500	2028
TOTAL		**3,785**	

portfolio

existing power generation

plant	net Capacity (MW)	fuel	state
Somerton	150	gas	Vic
Hallett	180	gas	SA
Hydro	645	hydro	Vic & NSW
Cogeneration	9	gas	Vic & SA
Other	14	landfill & biogas	Tas, WA, Vic & NSW
Loy Yang A (32.5% share of 2,120 MW generation capacity)	689	brown coal	Vic
AlintaAGL Pinjarra 1 (33% share of 140 MW generation capacity)	46	gas	WA
Total	**1,733**		

fuel mix


Landfill and biogas 1%
Hydro 37%
Brown coal 40%
Gas 22%

portfolio

power generation

existing portfolio



Pinjarra 1&2*
280 MW (33%)
Hallett
180 MW
Somerton
150 MW
NSW Hydro
52.5 MW
Victorian Hydro
592.7 MW
Loy Yang A
2,120 MW (32.5%)

Additional 9 MW in Vic and SA

Total 14 MW in Vic, NSW, Tas and WA

renewable energy portfolio



Burrendong 19 MW
Copeton 22.5 MW
Pindari 5.7 MW.
Glenbawn 5.5 MW
Flat Rock Rd 1.1 MW
Banimboola 12 MW
Dartmouth 180 MW
Yarrawonga 9.5 MW
Cairn Curran 2 MW
Werribee 7.8 MW
Kiewa 241 MW
Eildon 135 MW
Rubicon 13 MW
Jackson Rd 1.1 MW
McRobies Gully 1.1 MW

Gosnells 1 MW, and Rockingham 2 MW in WA

Generation Key: Hydro | Gas | Brown coal | Cogeneration | Landfill and biogas

Pinjarra 1 (140MW) completed, with Pinjarra 2 (140 MW) under construction, scheduled for completion in early 2007

taxation implications

AGL has applied for a class ruling from the ATO to confirm the anticipated taxation consequences as set out below

	Is CGT payable as a result of the recommended proposal?	what is the cost base of new AGL shares and new Alinta shares?
pre-CGT AGL shares (i.e. AGL shares acquired before 20 September 1985)	no	the market value of AGL Shares at the time of the Recommended Proposal will be split between the new AGL shares and the new Alinta shares to be received under the recommended proposal
post-CGT AGL shares (i.e. AGL shares acquired after 19 September 1985)	no	the existing cost base in AGL shares will be split between the new AGL Shares and the new Alinta Shares to be received under the recommended proposal

For most Australian tax resident AGL shareholders, the cost base of their AGL shares will be the amount paid for those AGL shares less the capital return of 50 cents per AGL share paid in April 2005.

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
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DATE:

TIME:

TO:

FAX NO:

FROM: Office

SUBJECT: MENT

MESSAGE:

We confirm

AGL Board

If ASX considers
If your announcement "pre-open"
status on ASX stopped, to
allow the market for most
announcements

Once "pre-open"

PLEASE NOTE
In accordance using
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is 1900 999

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

August 29, 2006

AGL Board recommends Shareholders vote YES

The Australian Gas Light Company (AGL) today released its Scheme Booklet to the Australian Stock Exchange (ASX) recommending that Shareholders vote in favour of the proposal to merge its infrastructure business with Alinta Limited and subsequently demerge the AGL energy business (Recommended Proposal).

The Recommended Proposal will create Australia's leading integrated energy company, to be referred to as new AGL, and Australia's largest energy infrastructure company - new Alinta.

AGL Chairman Mark Johnson said that the AGL Board considered the Recommended Proposal to be in the best interests of AGL Shareholders, a statement supported by independent expert Grant Samuel.

Mr Johnson said the Board unanimously recommended Shareholders vote in favour of the proposal because:

- It forms two companies with separate, focussed businesses, management expertise and strategies consistent with the intent of AGL's original demerger proposal
- Realises a full control value for the AGL Infrastructure assets merged with Alinta
- Retains 100 per cent control of the new AGL cost savings and enables AGL Shareholders, through their shareholding in new Alinta, to participate in the cost savings, synergies and tax benefits of merging Alinta with AGL's infrastructure assets; and
- Places Shareholders in the position to receive enhanced returns through their new shareholdings in new AGL and new Alinta.

"This proposal will give AGL Shareholders access to substantial growth opportunities in both companies which is expected to enhance longer term Shareholder returns, delivering a superior outcome to AGL's original demerger proposal," Mr Johnson said.

"By voting in favour of the proposal, AGL Shareholders will realise a valuable opportunity to own shares in two major Australian energy and infrastructure companies sharing in their growth and development opportunities."

Mr Johnson added that AGL's existing Shareholders would benefit from a forecast 17 per cent increase in earnings per share for the 2006/07 financial year when taking into account the forecast performance of both new AGL and new Alinta. Dividends were also forecast to increase to 80 cents per share fully franked.

The Recommended Proposal will be principally implemented by way of interdependent AGL and Alinta schemes of arrangement, which require approval from AGL and Alinta Shareholders at separate meetings on 6 October 2006. The subsequent approval of the Federal Court is also required.

Should the Recommended Proposal be approved by Shareholders and the Federal Court it is expected new AGL and new Alinta will start trading on the Australian Stock Exchange on 12 October 2006.

Forecast Dividends[1]

It is expected, following approval of the Recommended Proposal that a stub dividend of 25.5 cents per share will be paid on 23 October 2006 to AGL Shareholders. As outlined in the Scheme Booklet, dividends relating to the financial year to 30 June 2007 are expected to total 80 cents per share fully franked comprising;

- 25.5 cents per share stub dividend
- 34.2 cents per share new AGL dividend
- 20.3 cents per share new Alinta dividend.

Business Strategy for new AGL

The AGL Scheme Booklet details new AGL's commitment to deliver growth in earnings per share and total Shareholder returns by:

- Participating in the growth segments of the electricity and gas sector - upstream gas, power generation and energy retail
- Managing wholesale price risk and earnings volatility by matching upstream and retail exposure
- Taking advantage of its position as one of the largest purchasers of wholesale energy in Australia to reduce cost of supply; and
- Improving new AGL's cost to serve across Australia's largest retail customer base by investing in systems and processes.

"New AGL will utilise its extensive experience at operating in deregulated markets in managing wholesale energy market risk to deliver increased returns to Shareholders by optimising existing growth opportunities in power generation and by pursuing strategic acquisitions to extract further value across the energy supply chain," new AGL Managing Director and Chief Executive Officer Paul Anthony said.

"An integrated energy portfolio is central to new AGL's ability to continue to enhance its retail energy business by enabling better control over margins and providing the scale and diversity to expand into new markets such as Queensland and Western Australia."

Cost Savings and Synergies

The Scheme Booklet outlines the benefits of new AGL's cost savings programs as well as how AGL Shareholders will share in the cost savings and synergies created by merging AGL's infrastructure assets with Alinta.

New AGL has in place comprehensive projects to drive down costs through rationalising energy billing systems and processes and has projected total cost savings of $60 to $70 million per year to be achieved within the next two to three years.

In addition to these initiatives, AGL has recently embarked on a staff rationalisation program to improve efficiencies and effectiveness. As a result, the company has targeted a total reduction of 40 to 50 per cent of the full time employees (including contractors) that will remain with new AGL following the merger of the company's infrastructure assets with Alinta.

"This initiative will deliver further benefits to new AGL by ensuring that the new company has the right framework, people and processes in place to maximise further growth and Shareholder returns moving forward," Mr Anthony added.

Service Contract

Mr Anthony was initially engaged by the AGL Board in January 2006 to become the Managing Director and Chief Executive Officer of AGL's demerged energy business, conditional upon the

---

[1] Assumes existing AGL Shareholders hold new AGL and new Alinta shares for the full financial period.

implementation of AGL's original demerger proposal. Under that proposal, only AGL's existing energy businesses were to comprise the demerged energy business.

The AGL Board has subsequently reviewed Mr Anthony's overall remuneration package and has altered the timing of elements of the package but not changed the overall financial value. This recognises the value created for AGL Shareholders from Mr Anthony's performance in negotiating the recommended proposal with Alinta and the changes in AGL's circumstances since his initial appointment. The new contract with Mr Anthony is detailed in the Scheme Booklet.

new Alinta

The Booklet also outlines new Alinta's strategy of maximising Shareholder returns by infrastructure ownership and operating an efficient asset management business.

AGL Shareholders will own 46 per cent of Australia's largest energy infrastructure company with around $14 billion of assets under management, a national footprint, an expanded capital base and a strong balance sheet.

New Alinta will have a continued focus on optimising the core business and pursuing new growth opportunities, building on the company's track record of acquiring, integrating and managing energy and infrastructure assets.

Key Shareholder Dates

First week of September	Scheme Booklet despatched to AGL Shareholders
6 October	Scheme Meeting to Vote on AGL Scheme and Alinta Scheme
9 October	Court Approval of AGL Scheme
12 October	new AGL and new Alinta commence trading on ASX
16 October	Record Date for Stub Dividend
18 October	AGL Scheme Record Date
23 October	Stub Dividend payment date
25 October	Transaction Implementation Date

Further comment will be provided via the following presentations today:

Media Teleconference
10.30am (AEST)

Dial in number
1800 766 788 toll free Australia wide
5368 679 (pin)

Analyst and Investor Teleconference
12 noon (AEST)

Dial in number
1800 766 788 toll free Australia wide
5368 855 (pin)
International dial in number
+ 61 2 8228 7003
5368 855 (pin)

A market/analyst presentation will be released to the ASX shortly. This presentation will be spoken to during the analyst teleconference but there will be no webcast. A recording of the analyst teleconference (including the Q&A session) will be available via the AGL website the next day.

For more information contact:

Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Matt Horan, Cato Counsel
Direct: + 61 (0) 403 934 958

Analysts & Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

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Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/08/2006

TIME: 13:18:37

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Company Secretary

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Fax: +61 2 9921 2552
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

August 24, 2006

AGL Company Secretary

The Chairman of The Australian Gas Light Company (AGL) Mark Johnson today announced that Paul McWilliams will be appointed on an interim basis to the positions of Company Secretary, Continuous Disclosure Officer and Public Officer of AGL from 28 August 2006. Mr McWilliams is currently the General Manager, Group Strategic Risk with responsibility for risk management, tax and treasury functions. A permanent appointment is expected to be made shortly.

This follows the retirement of the current Company Secretary Jane McAloon from these positions on 25 August 2006. Ms McAloon will leave AGL on 1 September 2006 to take up the position of Company Secretary of BHP Billiton Limited.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/08/2006

TIME: 09:13:24

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes acquisition of Moranbah stake

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Fax: +61 2 9921 2552

ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

August 22, 2006

AGL completes acquisition of Moranbah stake

The Australian Gas Light Company (AGL) has today completed the acquisition of a 50 per cent share in the Moranbah Gas Project (MGP) from BHP Billiton, for US$68.7 million (approximately A$93 million) effective 1 January 2006.

AGL acquired the half-share in one of Australia's largest producing coal seam methane (CSM) projects consistent with its strategy of diversifying its wholesale gas portfolio. AGL's wholesale portfolio also includes gas sourced from the Cooper Basin, the Gippsland Basin, other CSM sources in Queensland and the Sydney Basin, as well as proposed gas from Papua New Guinea.

The MGP is forecast to produce about 16 petajoules (PJ) in the 2006 contract year, which represents about 12 per cent of the Queensland gas market.

AGL Managing Director Paul Anthony said the Moranbah acquisition was strategic, timely and could help support AGL's activities in Queensland including plans to build a power station at Townsville as well as other potential growth opportunities in the Townsville-Gladstone energy corridor.

For more details refer to AGL's media release on June 21, 2006[1].

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

---

[1] AGL acquires Qld coal seam gas assets, June 21, 2006


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2006

TIME: 10:13:52

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SGL & AGL JV plans gas exploration in Hunter Valley

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2006

TIME: 11:04:38

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing: AGL MD on FY 06 & PNG Pipeline

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


AGL


open briefing
corporatefile.com.au

The Australian Gas Light Company
ABN 95 052 167 405
72 Christie Street
St Leonards, NSW 2065

Date of lodgement: 16-Aug-2006

Title: Open Briefing®. AGL. MD on FY 06 & PNG Pipeline

Record of interview:

corporatefile.com.au
The Australian Gas Light Company today reported net profit of $432.1 million for the year ended June 2006, compared with $370.3 million for continuing operations in the previous year. Excluding significant items, EBIT was $777.2 million, up 25 percent, reflecting a strong result in Retail Energy and a $65.3 million contribution from acquisitions made during the year in the Merchant Energy business. How sustainable is the growth momentum?

MD Paul Anthony
Our Scheme Document, which will be put to shareholders for a vote in October, will more fully cover the financial robustness of the New AGL Energy company going forward. However, subject to no unforeseen circumstances, we forecast pro forma 2007 EPS of 77.6 cents per share with operating cash flow of $380 million to $400 million. We also expect to maintain a 60 percent dividend pay out ratio. A strong financial position, supported by an expected BBB credit rating from S&P, and coupled with the underlying growth opportunities of New AGL, provide the company with a strong future.

corporatefile.com.au
AGL also announced the scaling back of the activities of APC, its 50:50 joint venture with Petronas Australia, on the front end engineering and design (FEED) process for the Australian component of the proposed PNG to Queensland gas

pipeline. The decision reflects the lack of confirmed customer load to support the project's financial close. Why have you made this decision now, given binding supply agreements for PNG gas were expected to be closed in the current half of the calendar year?

MD Paul Anthony
Following high level discussions earlier this week, we still believe a viable project to bring PNG gas to Australia can be developed. However, the commitment of sufficient foundation load from other customers, in addition to us, is a pre-requisite to progressing the project further. At this stage, those committed loads are not in place and as a consequence, we and our joint venture partner Petronas have decided to scale back FEED activities. We'll write off $18.3 million, after tax, in FEED costs incurred to June 30, 2006 as a significant item.

We remain of the opinion that PNG gas will play an important role in meeting longer-term energy demand in eastern Australia which is the natural economic destination for the gas.

corporatefile.com.au
To date APC has invested in excess of A$50 million in the FEED process. What level of investment will the scaled down FEED activities require and given the uncertainty regarding customer load, why not suspend activities completely?

MD Paul Anthony
APC is currently assessing the appropriate ongoing development activities and costs and will finalise its view in coming weeks. There's approximately A$10 million left unspent in the current approved APC budget.

corporatefile.com.au
In January AGL entered a binding, 20-year gas sale and purchase agreement (SPA) for 1,500 petajoules from the PNG Gas Project. What impact will the scaling down of your FEED activities have on your financial obligations under the SPA?

MD Paul Anthony
At this point there's no impact. The SPA remains on foot and is still conditional on the upstream PNG Gas Project reaching financial close.

corporatefile.com.au
AGL invested US$396 million for its 10 percent interest in the PNG Gas Project, which at the time represented about 93 percent of the projected acquisition price, the remainder being due on sanction and financial close. To what extent was the project valuation predicated on financial close, and will you now need to write down the value of this investment?

MD Paul Anthony
The vast majority of our investment in PNG was valued on producing oil fields. This investment remains in place no matter what happens to the gas project. It has

already contributed substantially to our bottom line in the past financial year, and will make an even greater contribution in the current year. If the PNG Gas Project does not proceed to sanction and financial close, there's nothing more to be paid for the gas and its associated liquids, and we retain our equity share of the resource.

corporatefile.com.au
In previous statements to the market AGL has underscored the uncertainty regarding the adequacy of gas supply in eastern Australia post 2012. How will you seek to cover AGL's longer-term gas supply needs if the PNG Gas Project does not proceed?

MD Paul Anthony
We remain comfortable with our current contracted wholesale gas position into the next decade. We'll continue our pursuit of upstream investments in eastern Australia and PNG where appropriate, provided they can produce competitively priced gas for sale to existing and new customers and power generation developments.

corporatefile.com.au
AGL in June announced the acquisition of a 50 percent stake in the Moranbah coal seam methane project in Queensland. You said at the time the investment would complement your existing interest in the PNG Gas Project and the associated pipeline. How will the greater uncertainty regarding the pipeline impact the expected returns from the Moranbah investment?

MD Paul Anthony
We always thought our investment in the Moranbah Gas Project was complementary to PNG gas. Moranbah gas is ideally located in the Townsville-Gladstone energy corridor and we consider its supplies could satisfy growth markets in the corridor ahead of the arrival of PNG gas as well as enhance security of supply. If the PNG Gas Project is delayed, we and our joint venture partner have even more reason to prove up reserves around Moranbah which would substantially lift our return expectations.

corporatefile.com.au
You've indicated your focus will now be on maximising the value and optionality of your PNG project investment. What are AGL's options given its investment to date?

MD Paul Anthony
As I said before, our PNG upstream gas investment to date is modest and we intend to explore with our joint venture partners all options to commercialise the gas. However, we're of the firm belief that Australia is the natural economic destination for PNG gas and we have no reason to believe our PNG gas interests won't eventually bear fruit.

corporatefile.com.au
Thank you Paul.

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

For previous Open Briefings by AGL, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au


ASX
AUSTRALIAN STOCK EXCHANGE


RECEIVED

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2006

TIME: 11:02:12

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FY MD Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

2006 Full Year Financial Results

12 months ended 30 June 2006

16 August 2006

Disclaimer



The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda


AGL

- Year in Review — Paul Anthony, MD & CEO
- Result Overview
- Group Financial Performance — Greg Hayes, CFO
- Business Unit Performance — Paul Anthony, MD & CEO
- Outlook and Way Forward
- Demerger – Next Steps
- Supplementary Information



Year In Review


AG

- Underlying profit from continuing operations up 16.7% to $432.1 million
  - Final dividend 36.5cps, fully franked
- Solid performance from retail business
  - Intensely competitive market
  - EBIT to sales margin up to 7.7% from 6.6%
  - Additional approx. 60,000 higher value dual fuel accounts
  - Effectively maintained leading Australian market share: ~30%
- Enhanced, integrated merchant portfolio exceeding expectations
  - Existing businesses improve operating and financial performance
  - New businesses integrated to plan and delivering portfolio benefits





AGL

Year In Review (cont.)



- Energy networks deliver good result on back of favourable weather and recent regulatory outcomes
- Agility continues to expand market scope and skill base, delivering double-digit growth
- PNG Australian Pipeline: scaling back FEED following delays in firming final load – subsequent FEED write-off
  - APC consortium retain development rights to PNG Australian Pipeline
- PNG Upstream Project: GSA remains in place, no impact on carrying value of investment following FEED write-off
- AGL / Alinta transaction on track and anticipated to deliver superior outcomes for shareholders compared to original AGL demerger plan



Result Overview - Financial


AG

	Jun 2006	Jun 2005	Change %
EBITDA	$940.9m	$547.6m	+71.8
EBIT	$735.3m	$387.9m	+89.6
Profit after tax	$457.0m	$244.3m	+87.1
Less: Significant Items	$24.9m	($126.0m)	+119.8
Underlying reported Profit	$432.1m	$370.3m	+16.7
Underlying basic EPS (continuing operations)	94.7c	81.1c	+16.8
Operating cash flow (continuing operations)	$436.0m	$502.5m	-13.2
Final dividend per share	36.5c	32.0c	+14.1
Franking %	100	100	


AGL

Group Financial Performance

Greg Hayes

Chief Financial Officer

Profit & Loss (excluding significant items)


AGL

12 months to ($m)	Jun 2006	Jun 2005	Change %
Revenue[1]	4,340.1	3,959.6	+9.6
Expenses	(3,357.3)	(3,178.5)	+5.6
EBITDA	982.8	781.1	+25.8
EBIT	777.2	621.4	+25.1
Finance costs	(143.8)	(89.2)	+61.2
Profit before tax	633.4	532.2	+19.0
Income tax expense	(201.3)	(161.9)	+24.3
Profit from continuing operations	432.1	370.3	+16.7
Profit from discontinued operations	-	35.9	
Net profit after tax	432.1	406.2	+6.4

[1] Includes equity accounted profit

Significant Items (net of tax)


AGL

12 months to ($m)	Jun 2006
Equity accounted profits relating to APT entering tax consolidation	5.5
Tax consolidation benefit	46.3
Demerger/Merger costs	(31.9)
Sale of Breakfast Point property	23.3
PNG Pipeline FEED costs	(18.3)
Net significant items (net of tax)	24.9

EBIT Contribution by Segment (excluding significant items)



12 months to ($m)	Jun 2006	Jun 2005	Change %
Networks: Gas	119.2	132.4	-10.0
Electricity	89.0	78.8	+12.9
Agility	70.3	63.0	+11.6
Retail Energy	262.8	221.2	+18.8
Merchant Energy	147.2	52.6	+179.8
Energy Investments	109.5	94.0	+16.5
Unallocated & Other	(20.8)	(20.6)	+1.0
Sub-total excluding New Zealand	**777.2**	**621.4**	**+25.1**
New Zealand	-	74.4	N/A
Total	**777.2**	**695.8**	**+11.7**

Cash Flow Summary (continuing operations)


AGL

12 months to ($m)	Jun 2006	Jun 2005	Change %
EBITDA (includes significant items)	940.9	547.6	+71.8
Equity accounted associates and joint ventures	(17.2)	9.3	N/A
Net Finance costs	(144.7)	(80.8)	+79.1
Tax paid	(169.5)	(130.9)	+29.5
Write down NCA	25.1	231.1	-89.1
Working capital	(198.6)	(73.8)	+169.1
Operating cash flow	436.0	**502.5**	**-13.2**
Stay In Business capital expenditure	(117.8)	**(84.3)**	**+39.7**
Cash flow after SIB capital expenditure	318.2	**418.2**	**-23.9**
Less: Dividends paid	(287.6)	**(282.9)**	**+1.7**
Free cash flow	30.6	**135.3**	**-77.4**

2007 forecast operating cash flow for AGL continuing operations ~$560m-580m

New AGL (post demerger) Funding / Capacity



- Capital structure anticipated to provide capacity to fund identified development and growth opportunities:
  - Flexibility around debt and/or equity funding
  - Potential re-introduction of DRP or use of hybrids
- Anticipate at Transaction Implementation Date (TID) to have borrowing (debt) facilities totalling ~$2.0 billion
  - Following TID to be drawn to ~$1.3 billion*
- Confident of 'BBB' flat (S&P) long term credit rating
- To adopt capital structure consistent with maintaining BBB flat rating
  - Debt levels to be managed to ensure ratio of funds from operations to interest at least 5 times

* Change to prior guidance of ~$1.6 billion as less debt (~$230m) assumed from Alinta


AGL

Business Unit Performance

Paul Anthony

Managing Director & CEO

Retail Energy - Financials


AGL

12 months to ($m)	Jun 2006	Jun 2005	Change %
Total revenue	3,413.5	3,358.7	+1.6
Expenses	(3,140.2)	(3,123.6)	+0.5
EBITDA	273.3	235.1	+16.2
D & A	(10.5)	(13.9)	-24.5
EBIT	262.8	221.2	+18.8
EBIT / revenue %	7.7	6.6	



Key drivers

- Favourable energy purchase costs via enhanced merchant portfolio including positive A-IFRS transition on electricity derivatives
- Favourable weather and acceptable regulatory outcomes
- Further improvement of ~20% forecast in FY2007 EBIT from reduced wholesale purchase costs and operating cost savings



Retail Energy - Key Performance Measures


AGL

Electricity	12 months to June 2006	June 2005	Change %
Volume (GWh)	22,147	22,279	-0.6
Mass Market Accounts ('000)	1,428	1,481	-3.5
Revenue ($m) mass market and C&I	2,174	2,141	+1.6
Gross Margin			
Mass Market	263.4	226.0	+16.5
Commercial & Industrial	22.5	20.6	+9.2
Total Gross Margin ($m)	285.9	246.5	+16.0
Gross Margin %	13.2%	11.5%	+14.8

Gas	12 months to June 2006	June 2005	Change %
Volume (PJ)	138.9	131.2	+5.9
Mass Market Accounts ('000)	1,338	1,336	+0.2
Revenue ($m) mass market and C&I	1,201	1,191	+0.8
Gross Margin ($m)			
Mass Market	208.6	185.3	+12.6
Commercial & Industrial	29.9	30.7	-2.6
Total Gross Margin ($m)	238.5	216.0	+10.4
Gross Margin %	19.9%	18.1%	+9.9

* Excludes ActewAGL customers; mass market customers only





Retail Energy - Intensely Competitive Market

Annualised Churn Rates

60%
50%
40%
30%
20%
10%
0%

Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06

SA Gas
Vic Gas
Vic Elec
SA Elec
NSW Elec
NSW Gas

Source: NEMMCO, VENCORP and ESCOSA estimates. SA Gas and Electricity churns include customer retentions. All other state churns for electricity and gas exclude retentions.

AGL

Market Share (12 months to 30 June 2006)

State		Gas	Electricity	Dual Fuel	Market Share	Product/ customer
Victoria	Customer accounts	-4,573 to 510,742	-49,559 to 705,412	-17,252 to 742,886	30% (2005: 31%)	1.44 (2005: 1.43)
	Market churn rate	20% (2005: 20%)	21% (2005: 22%)			
South Australia	Customer accounts	+12,171 to 52,775	-65,185 to 534,184	+18,330 to 93,820	52% (2005: 57%)	1.09 (2005: 1.06)
	Market churn rate*	27% (2005: 27%)	20% (2005: 11%)			
New South Wales	Customer accounts	-5,019 to 774,761	+62,548 to 188,765	+58,878 to 259,930	24% (2005: 23%)	1.16 (2005: 1.12)
	Market churn rate	4% (2005: 5%)	9% (2005: 6%)			
Total accounts (Net)		+2,579 to 1,338,278	-52,196 to 1,428,361	+59,956 to 1,096,636	30% (2005: 31%)	1.25 (2005: 1.23)

* SA Gas and Electricity churn include customer retentions, all other state churn for electricity and gas exclude retentions.

Retail Energy – Weather Improves Sales



Heating Degree Days
1400
1200
1000
800
600
400
200
0
1128
1143
465
533
897
983
VIC
NSW
SA
12 months to June 2005
12 months to June 2006

Merchant Energy – Financial


AGL

12 months to ($m)	Jun 06	Jun 05	Change %
Segment result - EBITDA			
Power Generation - Wholly owned	81.2	37.0	+119.5%
- GEAC	22.8	10.8	+111.1%
PNG Upstream & CSM	84.0	-	N/A
Wholesale Gas and Energy Services	25.0	23.6	+5.9%
EBITDA	213.0	71.4	+198.3
D & A	(65.8)	(18.8)	+250.0
EBIT	147.2	52.6	+179.8

Key drivers

- Existing business contributions: Improved peaker performance, improved GEAC performance
- New business contributions: Southern Hydro, PNG & Coal Seam Methane
- IFRS impact: change in fair value of derivatives, net $0.3 million
  - $8.5m electricity & ($8.2m) oil





Power Generation

- Southern Hydro operations integrated and delivering portfolio benefits
- Hallett (SA) & Somerton (VIC) peaking plants delivering excellent reliability and start capability
  - Complements 'fast start' hydro plant
- Loy Yang A (GEAC) improved underlying performance, re-financing successfully completed
- Hallett wind farm construction anticipated to commence 1st half FY 2007
- Bogong well progressed, anticipate investment decision 1st half FY 2007
  - Victorian Govt renewable scheme will support economics



Merchant Energy


AGL

PNG Upstream Gas Project

- Cash flow benefiting from high oil price
- Oil production not impacted by provincial politics

Coal Seam Methane (CSM)

- Sydney Basin
  - AGL is now operator of Camden project
  - Production anticipated to ramp up in 2007 financial year
  - Hunter Valley permits provide value opportunities
- Moranbah
  - Delivers added portfolio flexibility
  - Settlement anticipated August 2006




AG

Generation portfolio well structured to mitigate peak price spikes

- ~30% of load during peak times accounts for 45% of total electricity COGS
- Equity generation coverage (Vic & SA): average demand - post Southern Hydro ~80%, pre Southern Hydro ~55%, maximum demand – post ~44%, pre ~30%

AGL Generation in Victoria and South Australia for Thursday, 26 January, 2006

Eildon
Kiewa
Dartmouth
Somerton
Hallett
Vic Region Pool Price
SA Region Pool Price
Generation Capacity (MW)
600
500
400
300
200
100
0
Regional Pool Price ($/MWh)
$10,000
$1,000
$100
$10
$1
12:30 AM
1:30 AM
2:30 AM
3:30 AM
4:30 AM
5:30 AM
6:30 AM
7:30 AM
8:30 AM
9:30 AM
10:30 AM
11:30 AM
12:30 PM
1:30 PM
2:30 PM
3:30 PM
4:30 PM
5:30 PM
6:30 PM
7:30 PM
8:30 PM
9:30 PM
10:30 PM
11:30 PM



Gas Networks - Financials


AGL

12 months to ($m)	Jun 2006	Jun 2005	Change %
Total revenue	327.9	339.4	-3.4
Expenses	(135.3)	(135.0)	+0.2
EBITDA	192.6	204.4	-5.8
D & A	(73.4)	(72.0)	+1.9
EBIT	119.2	132.4	-10.0

Key drivers

- Full-year impact of reduced network tariffs following IPART approved 2006-10 Access Arrangement
- Residential and small business demand driven by cooler weather (May and June) offset by a decline in C&I volumes





Electricity Networks - Financials

12 months to ($m)	Jun 2006	Jun 2005	Change %
Total revenue	209.0	199.1	+5.0
Expenses	(102.3)	(96.1)[1]	+6.5
EBITDA	106.7	103.0	+3.6
D & A	(17.7)	(24.2)	-26.9
EBIT	89.0	78.8[1]	+12.9

[1] These amounts exclude Electricity Network Asset impairment of $231.1m

Key drivers

- Weather related volume increases from residential and small business customers
- Minor, negative impact of ESC price reset effective from 1 January 2006

Agility - Financials


AGL

12 months to ($m)	Jun 2006	Jun 2005	Change %
Inter-segment revenue	309.0	280.5	+10.2
Other external revenue (includes APT, ActewAGL etc)	207.9	148.1	+40.4
Total revenue	516.9	428.6	+20.6
Expenses	(440.7)	(361.8)	+21.8
EBITDA	76.2	66.8	+14.1
D & A	(5.9)	(3.8)	+55.3
EBIT	70.3	63.0	+11.6

Key drivers

- Double digit EBIT growth rate continues
- Organic growth strong – additional $175 million (~63% increase) in new contracts
- Ongoing cost efficiency focus to facilitate future growth and operating efficiencies
- Queensland and WA underground electricity business acquisitions deliver positive financial contributions



PNG Update

PNG Australian Pipeline

- Lack of immediate, committed foundation load & current project metrics results in scaling back of FEED and write-off of FEED incurred to date
- Unable to optimise project route and cost build up without final, committed load
- Continue to work with upstream producers to evaluate viable structure
- APC consortium retain project development rights



PNG Upstream Project

- No impact on carrying value of PNG Upstream investment following downstream/FEED write-off
- FY2007 PNG Upstream EBITDA anticipated to be ~$250.0m
- Of $560m upstream investment only approximately $39m attributable to PNG Gas Project
- 1500PJ Gas Sale and Purchase Agreement remains in place



AGL – Sustainable Long Term Gas Portfolio (excluding PNG)



AGL

- Substantial portfolio of contracts through until 2016 / 2017
- Substantial portfolio flexibility to meet AGL's market requirements
- Moranbah provides opportunity for additional supply source for Queensland market

AGL Natural Gas Supplies (PJ)
250
200
150
100
50
0
2006 Total AGL Demand – 186 PJs
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Total AGL Portfolio supplies
(Excluding PNG and Moranbah)

Supply Source	Volume remaining under contract (PJ)	Term remaining
Cooper Basin	605	Various agreements terminating 2006, 2011 and 2016
Bowen/Surat Basin	335	2020
Gippsland Basin	1200	Two agreements terminating 2009 and 2017
Sydney CSM	145	2015


AGL

Way Forward and Outlook


Demerger – Next Steps


AGL

Date	Event
End August*	Release of Scheme Booklet
Early September*	Dispatch to shareholders
4-8 September*	Scheme Booklet (domestic) roadshow
6 October*	Scheme Meeting
12 October*	Listing date – New AGL and New Alinta shares
25 October*	Transaction Implementation Date

* Anticipated dates, subject to final confirmation – full details to be contained in Scheme Book

New AGL - Cost Savings




AGL



New AGL - cost savings programs

$60 - $70 million per annum commencing from 2008 onwards

Retail (Project Phoenix)

- $20 million per annum from the retail process improvement
- IT systems development savings of $30 to $40 million per annum[1]

Corporate

- $10 million per annum resulting from corporate wide IT efficiencies following separation of energy and infrastructure businesses
- Further, yet to be quantified, cost savings from streamlining the businesses
  - Working on a sustainable, long term organisational improvement program
  - Draw on best of 169 year heritage while injecting new skills & a focus on operational agility
  - Delayering organisation, anticipate ~40-50% head-count reduction[2]

[1] IT savings require an initial capital outlay of ~$80-100 million.

[2] Approximately 600 retail positions already accounted for in 40-50% head count reduction and in $60-70m cost savings

Financial Forecasts


AGL

Subject to unforeseen circumstances including variations to normal weather patterns it is expected that:

New AGL (pro forma 2007 financial year)

- Earnings per share: 77.6 cents*
- Underlying Operating cash flow: ~$380 – 400 million

- Earnings per share growth for 2007 in excess of 15%
- Targeting dividend payout ratio of ~60% of (underlying) EPS
  - 100% fully franked

* Pro forma forecast earnings are on business as usual basis for New AGL's 30 June 2007 financial year and do not incorporate projected earnings from potential acquisitions. Calculated based upon anticipated weighted average shares on issue of 402.3 million.



New AGL - Strategy



INTEGRATED ENERGY MAJOR
Upstream equity gas
Contract gas
Diversity of supply contracts
Gas storage
Diversity of haulage contracts
Fuel contracts
Thermal fuel generation
Renewable generation
Power purchase agreements
Complex hedge products and trading
SKILLS TO SUCCEED ACROSS GAS AND ELECTRIC VALUE CHAIN
AGL
"Build access markets"
3 million retail gas & electric accounts
"Lowest cost-service"

"Hunters and gatherers of value"


AGL

2006 Full Year Financial Results

12 months ended 30 June 2006

Questions and Answers

Further Information & Contacts



A full range of information on AGL including annual reports, presentations, prior financial results & Scheme Booklets is available from our website: www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au


AGL

Supplementary Information

Energy Investments (excluding significant items)



12 months to ($m)	Jun 2006	Jun 2005	Change %	Comment
Continuing				
ActewAGL (50%)	49.3	49.2	+0.2	Colder weather in final quarter increased volumes, offset by regulatory reset in Jan 2005
APT (30%)	21.8	19.2	+13.5	Full year contributions from prior year asset acquisitions
LPG (100%)	23.8	20.4	+16.7	Elgas & HC Extractions combined Driven by record high $US denominated world LPG prices
Gas Valpo (100%)	14.6	5.2	+180.8	First full year gas sales to Govt owned oil & gas company, Enap
Total	109.5	**94.0**	**+16.5**	



Balance Sheet



	As at 30 Jun 2006 $m	As at 30 Jun 2005 $m
Current Assets	1,294.4	1,286.7
PPE and Oil and gas Assets	5,152.4	3,782.4
Other Non Current Assets	4,041.0	2,811.8
Total Assets	10,487.8	7,880.9
Current Liabilities	827.6	588.6
Total Debt	3,430.1	1,643.2
Other Non Current Liabilities	1,465.8	997.1
Total Liabilities	5,723.5	3,228.9
Net Assets	4,764.3	4,652.0
Contributed Equity	1,997.3	2,010.1
Reserves	(36.1)	(8.6)
Retained Earnings	2,803.1	2,650.5
Total Equity	4,764.3	4,652.0

Key Ratio Analysis (continuing operations)



12 months to	2006	2005	Change
Basic EPS (excl significant items)	94.7c	81.1c	+16.8%
Operating cash flow per share	95.6c	110.1c	-13.2%
EBITDA margin (excluding significant items)	23.2%	20.2%	+3.0
EBIT margin (excluding significant items)	18.3%	16.0%	+2.3
NPAT margin (excluding significant items)	10.2%	9.6%	+0.6
ROE (excluding significant items)	9.0%	8.0%	+1.0
ROA (excluding significant items)	4.1%	4.7%	-0.6
Franking	100%	95.2%	+4.8
Dividend payout ratio	71.3%	77.7%	-6.4
Dividend cover (times)	1.40x	1.29x	



Profit Reconciliation - Reported v Underlying - Continuing Ops


AGL



	Jun 2006 reported $m	Significant $m	Jun 2006 excl. sig. $m	Jun 2005 reported $m	Significant $m	Jun 2005 excl. sig. $m
Energy Networks						
Gas	119.2		119.2	132.4		132.4
Electricity	89.0		89.0	(152.3)	231.1	78.8
Agility	70.3		70.3	63.0		63.0
Retail Energy	262.8		262.8	221.2		221.2
Merchant Energy	147.2		147.2	52.6		52.6
Energy Investments						
ActewAGL	49.3		49.3	49.2		49.2
APT	27.3	(5.5)	21.8	19.2		19.2
LPG	23.8		23.8	20.4		20.4
Chile	14.6		14.6	5.2		5.2
PNG FEED Project	(25.1)	25.1				
Telecoms	0.1		0.1	2.2		2.2
Property	22.0	(23.3)	(1.3)	2.6	(2.6)	-
Unallocated	(65.2)	45.6	(19.6)	(27.8)	5.0	(22.8)
EBIT	735.3	**41.9**	**777.2**	**387.9**	**233.5**	**621.4**
Net interest cost	(143.8)		(143.8)	(89.2)		(89.2)
Tax	(134.5)	(66.8)	(201.3)	(54.4)	(107.5)	(161.9)
Discontinued operations	-		-	680.2	(680.2)	-
Outside equity interests	-		-	(20.1)	20.1	-
Net profit attributable to AGL shareholders - continuing	457.0	**(24.9)**	**432.1**	**904.4**	**(534.1)**	**370.3**

Capex



12 months ended 30 Jun 2006 ($m)	SIB	Discretionary	Total
Agility	19.9	1.8	21.7
Energy Networks - Gas	40.4	45.9	86.3
Electricity	21.1	28.8	49.9
Merchant Energy[1]	4.2	57.3	61.5
Retail Energy	0.5	-	0.5
Investment	1.6	24.8	26.4
Corporate other	30.1	23.8	53.9
Total	**117.8**	**182.4**	**300.2**

[1] This category excludes the investment in PNG Upstream Gas Project of $531.9m

AGL (existing) Debt Profile – 30 June 2006


AGL

Facility Type	Limit	Usage	Available	Maturity
Syndicated Term Facilities*	$2000m	$2000m	-	Nov 06
Revolving Credit Facility	$400m	$60m	$340m	Feb 09
Cash Advance & G'tee Facilities**	$360m	$283m	$77m	Dec 09
Promissory Note Facility***		-	$750m	<364 days
Med. Term Note Facility***		$600m	$650m	>1 year

* Original maturity 2007-2011: mandatory prepayment requirement due to cancellation of original demerger scheme
** Committed facility. $283m in guarantees drawn ($195m to NEMMCO)
*** Uncommitted facilities.

US Bonds FV USD	A$ Eqv	Maturity
$250m	$378m	Apr-08
$150m	$221m	Sep-15
$130m	$197m	Apr-18

All USD debt fully hedged into A$

- Weighted average effective borrowing rate 6.30% pa (FY '05: 6.31% pa)
- Weighted average debt duration 1.9 years (FY '05: 5.5 years)

Dam Storage Levels




Dartmouth - Actual
Dartmouth - LTA
Eildon - Actual
Eildon - LTA
Dartmouth Capacity
Eildon Capacity
GL
4,250
4,000
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
-
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Aquisition Date
89% LTA
43% LTA



A-IFRS Balance Sheet Impact


AGL

	Transitional $m	2004/05 $m	Total $m
Total equity under AGAAP 30 June 2005			3,267.6
AIFRS adjustments			
AASB2 Share based payment	(14.2)	5.2	(9.0)
AASB3 Reversal of goodwill amortisation	-	39.5	39.5
AASB112 Income tax	(625.9)	8.3	(617.6)
AASB119 Employment benefits	5.7	5.9	11.6
Adjustments relating to NGC	(5.4)	54.5	49.1
AASB1 Election to use fair value as deemed cost	1,948.7	(36.2)	1,912.5
AASB1 Changes in equity accounted investments	(0.5)	(1.2)	(1.7)
Total AIFRS adjustments	**1,308.4**	76.0	**1,384.4**
Revised 30 June 2005 closing equity			**4,652.0**

EPS Growth AGAAP vs AIFRS (excluding significant items)

	Jun 2006 $m	Jun 2005 $m
AGAAP		
PAT (excluding significant items)	389.3	386.8
Weighted average number of shares	456.1	456.5
EPS (cps)	85.4	84.7
EPS (Growth)	+0.8%	
AIFRS		
PAT (excluding significant items)	432.1	406.2
Weighted average number of shares	456.1	456.5
EPS (cps)	94.7	89.0
EPS (Growth)	+6.4%	

A-IFRS Profit Effect


AGL

	Jun 2006 $m	Jun 2005[1] $m
AASB2 Share based payment	(9.1)	(4.1)
AASB3 Reversal of goodwill amortisation	39.5	39.5
AASB119 Employee benefits	5.8	8.5
AASB112 Income tax	8.4	8.3
AASB3 Equity accounted investments	(1.2)	(1.8)
NGC amortisation adjustment		0.6
Additional depreciation on fair value uplift	(31.6)	(31.6)
AASB139 Financial instruments – after tax		
- Cap write off reversal (after tax)*	18.2	-
- Fair value adjustment of swaps and caps through P&L*	16.9	-
- Fair value adjustment of oil hedges through P&L*	(4.1)	
Total AIFRS adjustments after tax	42.8	**19.4**

[1] These figures exclude NGC significant item adjustments
*AASB139 applies to the period after 30 Jun 2005 only

Retail – Electricity Sales Volume (GWh)


AG

	2006	2005	Change
Mass Market			**%**
VIC	4,675	4,784	-2.3
SA	3,937	4,299	-8.4
NSW	1,237	683	+81.1
	9,849	**9,766**	**+0.8**
C&I			
VIC	4,808	4,693	+2.5
SA	2,992	2,937	+1.9
NSW	3,809	4,253	-10.4
QLD	689	630	+9.4
	12,298	**12,513**	**-1.7**
Total	22,147	**22,279**	**-0.6**

Retail – Gas Sales Volume (PJ)


AGL

	2006	2005	Change
Mass Market			**%**
VIC	34.9	34.4	+1.5
SA	1.2	0.4	+200.0
NSW	26.3	27.3	-3.7
	62.4	**62.2**	**+0.3**
C&I			
VIC	27.2	25.8	+5.4
SA	6.3	5.4	+16.7
NSW	43.0	37.8	+13.8
	76.5	**69.0**	**+10.9**
Total	138.9	**131.2**	**+5.9**


AG



Merchant Energy – Power Generation

Plant	Equity Interest (%)	Capacity (MW)	Type	Operation
Internally Contracted				
Kiewa	100	241	Hydro	Peak
Dartmouth	100	180	Hydro	Peak / Intermediate
Eildon	100	135	Hydro	Peak / Intermediate
Rubicon / Cairn Curran	100	15.5	Hydro	Run of River
Hallett	100	180	Gas	Peak
Somerton	100	150	Gas	Peak
Externally Contracted				
Banimboola	100	12.2	Hydro	Run of River
Yarrawonga	100	9.5	Hydro	Run of River
Burrendong	100	19	Hydro	Summer Irrigation
Copeton	100	22.5	Hydro	Summer Irrigation
Pindari	100	5.7	Hydro	Summer Irrigation
Glenbawn	100	5.5	Hydro	Summer Irrigation
Wattle Point	100	90.5	Wind	Variable
Investments				
Loy Yang	32.5	2120	Coal	Base

Merchant Energy – Power Generation



AGL
Power Station Availability
2003/04
2004/05
2005/06
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Kiewa
Dartmouth
Eildon
Somerton
Hallett

Merchant Energy – Power Generation



Dispatch Weighted Price

$/MWh

□ 2003/04 ■ 2004/05 □ 2005/06

$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-

Kiewa
Dartmouth
Eildon
Somerton
Hallett

Merchant Energy - Power Generation



Capacity Factor
2003/04
2004/05
2005/06
25%
20%
15%
10%
5%
0%
Kiewa
Dartmouth
Eildon
Somerton
Hallett

Merchant – GEAC (Loy Yang A) Financial Performance





12 months to ($m)	June 2006	June 2005
Sales Revenue	538.8	511.0
Other Revenue	40.6	18.5
Expenses	(188.9)	(179.5)
Depreciation	(93.9)	(92.2)
Borrowing Costs	(266.3)	(260.2)
Fair Value Movements	(21.8)	46.5
PAT as reported by GEAC	8.5	44.1
Eliminations & prior period Adj	26.5	(43.5)
PAT after eliminations	35.0	0.6
AGL Equity Share of profit (32.54%)	11.4	0.2

Merchant - GEAC (Loy Yang A) Financial Performance




AGL

12 months to ($m)	June 2006	June 2005	Change
AGL Equity Share of Profit	11.4	0.2	11.2
AGL Loan note interest	11.4	10.6	0.8
Total GEAC Result	22.8	10.8	12.0

- Improvement in spot market & ongoing improvement in contract market
- Total EBIT contribution up $12.0m
- Successful refinancing concluded during FY2006
  - Effective maturity profile aligned with long term nature of asset
  - Reduced funding costs going forward
- Recent non-AGL 15% shareholding change reflects underlying value of asset


Merchant - GEAC (Loy Yang A) Cash Flow

	Jun 2006 ($m)	Jun 2005 ($m)
Cash held at start	190	185
Cash flow from operations		
Total receipts from customers	624	604
Payments to suppliers	(260)	(197)
Hedging receipts and payments associated with Borrowings	(58)	-
Hedging Payments associated with Borrowings	58	-
Tax paid	(22)	(35)
Net cash flows from operations	342	**385**
Cash flow from Investing & Finance		
Capital expenditure	(56)	(47)
Interest (net)	(239)	(213)
Proceeds from borrowings	2,140	-
Repayment of borrowings	(2,189)	(105)
Net cash flows from investing & finance	(344)	**(376)**
Net cash flow	(2)	**9**
Expertise Fees Paid	(1)	**(3)**
Partner Distributions	-	**(1)**
Loan Notes	(26)	**-**
Cash held at end	161	**190**

Energy Networks - Operational Statistics


AGL

	GAS	June '06	June '05	Change
Volume transported	- Residential & small business	32.3 PJ	31.7 PJ	+1.9%
	- Large business	63.0 PJ	64.1 PJ	-1.7%
	- Total	**95.3 PJ**	**95.8 PJ**	**-0.5%**
Customer Connections	**- Total**	**975,033**	**951,591**	**+2.5%**
	- Incremental	23,442	27,024	-13.3%
Network Length		23,721 km	23,541 km	+0.8%

	ELECTRICITY	June '06	June '05	Change
Volume transported	- Residential & small business	1,994 GWh	1,924 GWh	+3.6%
	- Large business	2,214 GWh	2,250 GWh	-1.6%
	- Total	**4,209 GWh**	**4,174 GWh**	**+0.8%**
Customer Connections	**- Total**	**293,263**	**285,693**	**+2.6%**
	- Incremental	7,570	6,632	+14.1%
Network Length		10,418 km	10,285 km	+1.3%


ASX
AUSTRALIAN STOCK EXCHANGE


RECEIVED
2006 SEP -8 P 12:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2006

TIME: 09:02:18

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Year Results Media Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL RESULTS FOR THE
12 MONTHS TO JUNE 30 2006

HIGHLIGHTS

August 16, 2006

Underlying	**Reported**
• Revenue of $4.25 billion, up 9.5%	• Revenue of $4.3 billion, down 13.2%
• Net profit after income tax from continuing operations of $432.1 million, up 16.7%	• Net profit after income tax from continuing operations of $457.0 million, up 87.1%
• Basic EPS of 94.7 cents from continuing operations up 13.6 cents per share	• Basic EPS of 100.2 cents per share from continuing operations up 46.7 cents per share

- Fully franked final dividend of 36.5 cents per share to be paid on September 22, 2006

MAJOR ITEMS OF NOTE

- Underlying profit after tax from continuing operations up 16.7%.

Retail Energy

- EBIT up 18.8% to $262.8 million on back of more favourable energy purchase costs, favourable weather and a positive impact on earnings from electricity derivative instruments following the transition to IFRS.
- Successful implementation of the dual fuel strategy delivered a net increase of 60,000 dual fuel accounts.

Merchant Energy

- EBIT up 179.8% to $147.2 million boosted by initial contributions from the successful integration of new businesses PNG Upstream oil and gas, Southern Hydro and Sydney Gas, as well as strong underlying performance of existing power generation, wholesale gas and energy services assets.
- AGL's 32.5 % share of Loy Yang A Power Station EBIT increased 111% to $22.8 million following favourable wholesale pool prices and successful refinancing of senior debt facilities.

Networks

- Victorian Electricity Network underlying EBIT result increased 12.9% primarily due to an increase in total revenue on the prior year due to higher tariffs and favourable weather, slightly offset by the six month impact of the ESC regulatory reset for 2006-2010.
- NSW Gas Network EBIT down 10% to $119.2 million reflecting the full year impact of reduced network tariffs from the IPART approved regulatory reset for 2006-2010, partially offset by benefits from a colder winter.

Agility

- EBIT up 11.6% to $70.3 million from organic growth, ongoing cost efficiencies and acquired growth with new Queensland and WA businesses generating an additional $32 million in revenue. Third party revenue also increased during the year accounting for 20.5% of overall revenue.

NET POSITIVE SIGNIFICANT ITEMS OF $24.9 million INCLUDING:

- $46.3 million tax consolidation benefit arising from Gas Networks' increasing tax cost base.
- $(31.9) million after tax impact from costs related to the original demerger proposal and the AGL and Alinta infrastructure merger transaction.
- $(18.3) million after tax write-off of costs associated with PNG Pipeline FEED activities.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

August 16, 2006

AGL posts record underlying full year profit

The Australian Gas Light Company (AGL) today announced a record underlying profit after tax from continuing operations for the 12 months to June 30, 2006 of $432.1 million, up 16.7 per cent.

AGL Chairman Mark Johnson said, "This improved outcome has been driven by a strong result from AGL's core businesses, in particular the merchant and retail energy businesses, where successful retail margin management remains a key priority in light of continuing competitive market pressures.

"AGL Shareholders are beginning to realise the benefits of the strategy of building an integrated energy company in the upstream electricity and gas sectors. There was substantial progress during the year through strategic acquisitions such as renewable power generator Southern Hydro, Upstream Papua New Guinea (PNG) oil and gas fields and a 50:50 joint venture with Sydney Gas. Just prior to the financial year end, AGL also announced the acquisition of a 50 per cent interest in the Moranbah coal seam gas project in the Bowen Basin in Queensland."

Profit attributable to Shareholders from continuing operations rose 87.1 per cent to $457 million primarily due to the prior year result including a one-off $193 million after tax write down on the Victorian Electricity Network.

AGL Shareholders will receive a final ordinary dividend of 36.5 cents per share fully franked to be paid on September 22, 2006 compared with the previous corresponding period's 32 cents per share (100 per cent franked). The record date for the final dividend is September 8, 2006.

AGL Managing Director Paul Anthony said, "The overall portfolio benefits of AGL's merchant energy assets, particularly the Southern Hydro power generation assets, are now enabling AGL to manage retail margins better and defend market share sensibly.

"This strong profit result demonstrates the importance of the merchant and retail energy businesses as the key assets of the new AGL Energy company to be formed following consideration by Shareholders of the merger of AGL's infrastructure business with Alinta later this year.

"New AGL is positioned for future growth through strategic initiatives such as its dual fuel customer retention strategy, retail cost improvement programs and by optimising attractive opportunities in new markets such as Queensland and Western Australia."

Elsewhere, Mr Anthony said the overall performance of AGL's Networks businesses remained strong following the six and 12 month impacts of regulatory resets for both the Victorian electricity and NSW gas networks respectively. The Agility infrastructure asset management business continued to deliver double digit growth in earnings following its expansion into new markets during the year through strategic acquisitions in Queensland and Western Australia.

These businesses are proposed to be merged with Alinta as part of the proposal which AGL and Alinta Shareholders will vote on at meetings scheduled for early October.

The reported profit result includes a net $24.9 million in significant items. This includes a positive gain of $46.3 million from tax consolidation for the NSW Gas network, $23.3 million from the sale of property at Breakfast Point, $31.9 million after tax impact associated with the costs of AGL's original demerger proposal and the AGL and Alinta infrastructure merger transaction and $18.3 million after tax impact of the write off of PNG pipeline FEED costs.

Transaction Update

AGL's Scheme Booklet is currently being reviewed by the Australian Securities and Investment Commission (ASIC) and is expected to be released to AGL Shareholders in late August followed by a Shareholder meeting in early October to vote on the transaction. If approved by AGL Shareholders, the transaction will be a significant milestone in AGL's history and will be the largest infrastructure transaction in the energy sector.

"The creation of New AGL and the merger of AGL's infrastructure business with that of Alinta, delivers on the objectives of Shareholder wealth creation under the original AGL demerger proposal, in an enhanced form", Mr Anthony said.

As the Shareholder meeting is expected to be held before AGL would usually hold an Annual General Meeting (AGM), the AGL AGM is unlikely to be held this year. In the circumstances, the AGL Board will schedule a Shareholder Information Session on the afternoon of the Shareholder Scheme Meeting as an alternative opportunity for Shareholders to consider the 2005/06 performance of AGL. Further advice will be provided to Shareholders on this in due course.

Proposed PNG Pipeline Project

AGL has agreed with its joint venture partner Petronas to scale back its Front End Engineering and Design (FEED) activities on the Australian component of the proposed PNG to Queensland gas pipeline, with AGL deciding to write-off $25.1 million pre tax in FEED costs incurred to June 30, 2006 as a significant item.

AGL Managing Director Paul Anthony said that high-level discussions had been held on the status of the project with the Exxon Mobil-led PNG Gas producers and APC partner Petronas on Monday and Tuesday of this week.

"On the basis of discussions with the PNG Gas producers and the continued lack of committed foundation gas load in an environment of continually escalating construction costs, AGL and Petronas have decided to scale back FEED activities. The majority of the budgeted FEED activities have now been completed.

In AGL's view the PNG pipeline project is unlikely to proceed without an alternative ownership structure for the pipeline however AGL is continuing discussions with the Exxon Mobil-led upstream Gas producers to explore all avenues to bring PNG gas to market while remaining a committed foundation customer for PNG gas," Mr Anthony concluded.

AGL Wholesale Gas Portfolio

"AGL is of the firm belief that PNG gas will play an important and strategic role in meeting future energy demand in Eastern Australia. AGL is a strong financial supporter of the development and continues to believe that Eastern Australia represents the natural economic destination for these gas reserves.

AGL continues to pursue previously announced power generation projects in Queensland at Townsville and Mt Isa. AGL remains comfortable with its existing wholesale gas contractual arrangements and its recently announced 50 per cent acquisition of the Moranbah Gas project in Queensland which is expected to be completed next week.

Outlook

If AGL Shareholders approve the proposal to merge AGL's infrastructure and services business with Alinta and subsequent demerger of New AGL, this profit result will be the last AGL will report as the current entity.

Subject to unforeseen circumstances, including variations to normal weather patterns, it is expected that New AGL will have EPS on a pro forma basis for 2007 of 77.6 cents. Further detail for New AGL will be provided in AGL's Scheme Booklet. Alinta is also expected to provide earnings guidance for the enlarged infrastructure group in its Scheme Booklet which will be released concurrent with AGL.

For more detailed information visit www.aglinvestor.com

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Analysts & Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

An analyst webcast (www.agl.com.au) and associated teleconference call will be held at:
11.30am (AEST), Wednesday August 16
Dial-in numbers
Freecall Australia: 1800 268 165
International: + 61 2 9696 0770

Followed by a media teleconference at 1.00pm
Dial-in number:
Freecall Australia: 1800 268 165


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DATE: 16/08/2006

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Preliminary Final Report

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Appendix 4E

The Australian Gas Light Company
ABN 95 052 167 405

Preliminary Final Report

Results for announcement to the market for the financial year ended 30 June 2006

Extracts from this report for announcement to the market — $A Million

Revenue	**Up**	**9.5%**	To	**4,239.0**
Profit from continuing operations after income tax attributable to Shareholders of the Parent Entity	**Up**	**87.1%**	To	**457.0**
Profit attributable to Shareholders of the Parent Entity	**Down**	**49.5%**	To	**457.0**

Dividends	Amount per ordinary share	Franked amount per ordinary share
Final dividend	**36.5 ¢**	**36.5 ¢**
Interim dividend	**31.0 ¢**	**31.0 ¢**

Record date for determining entitlements to the dividends:

Final dividend	8 September 2006 to be paid on 22 September 2006
Interim dividend	10 March 2006 paid on 23 March 2006.

Brief explanation of revenues, profit after income tax and dividends:
Revenue from continuing operations has risen 9.5% mainly due to the acquisitions of Southern Hydro and the investment in the PNG Upstream Gas project.

Profit after income tax from continuing operations attributable to Shareholders of the Parent Entity is up 87.1% to $457.0 million primarily due to the prior year write down of the Electricity Networks assets of $193.0 million, included in continuing operations.

Profit after income tax attributable to Shareholders of the Parent Entity has declined by 49.5% from $904.4 million to $457.0 million primarily due to the prior year including a significant profit on the sale of NGC, which is now reported as a discontinued operation.

A detailed analysis of these results is found in the Directors' Report of the annual report attached to this announcement.

Profit from continuing operations after income tax includes significant profits and losses before income tax as detailed in Note 6.

The final dividend in respect of ordinary shares for the year ended 30 June 2006 has not been recognised in the preliminary final report as it was declared subsequent to 30 June 2006.



The Australian Gas Light Company and Subsidiaries
Preliminary Final Report
For the financial year ended 30 June 2006

Contents — *Page No*



The Australian Gas Light Company and Subsidiaries
ABN 95 052 167 405

Directors' Report for the Year Ended 30 June 2006 ***(Incorporating the commentary by Directors and dividend announcement made to the Australian Stock Exchange Limited on 16 August 2006)***

The Directors' report on The Australian Gas Light Company consolidated entity for the year ended 30 June 2006 in accordance with Section 306 of the Corporations Act 2001.

Results

Profit after income tax attributable to Shareholders from continuing operations has increased by $212.7 million to $457.0 million over the previous corresponding year, resulting in an 87.3% increase in basic earnings per share from continuing operations to 100.2 cents.

The result for the year included the following one-off significant items after tax as detailed in Note 6:

Equity accounted profit relating to Australian Pipeline Trust (APA) entering tax consolidations	$5.5m
Tax consolidation benefit arising from Gas Networks increasing tax cost base	$46.3m
Demerger / Merger costs	($31.9m)
Sale of Breakfast Point property	$23.3m
Write down of PNG Pipeline FEED costs	($18.3m)
Total significant items after income tax	$24.9m

	Excluding Significant items		Including Significant items	
	30 June 2006 $m	30 June 2005 $m	**30 June 2006 $m**	30 June 2005 $m
Profit before finance costs, depreciation and amortisation and income tax (EBITDA)	**982.8**	781.1	**940.9**	547.6
Depreciation and amortisation	**(205.6)**	(159.7)	**(205.6)**	(159.7)
Profit before finance costs and income tax (EBIT)	**777.2**	621.4	**735.3**	387.9
Finance costs	**(143.8)**	(89.2)	**(143.8)**	(89.2)
Profit before income tax (PBT)	**633.4**	532.2	**591.5**	298.7
Income tax	**(201.3)**	(161.9)	**(134.5)**	(54.4)
Profit after income tax (PAT)	**432.1**	370.3	**457.0**	244.3
Profit from discontinued operations	**-**	56.0	**-**	680.2
Profit for the period	**432.1**	426.3	**457.0**	924.5
Minority interest	**-**	(20.1)	**-**	(20.1)
Profit after income tax attributable to Shareholders of the Parent Entity	**432.1**	406.2	**457.0**	904.4

Profit Attributable to Shareholders

Profit after income tax from continuing operations and excluding significant items was $432.1 million reflecting basic earnings of 94.7 cents per share, a 13.6 cent per share increase over the prior comparative period. Reported profit from continuing operations was $457.0 million representing an increase of 87.1% over the prior comparative period, resulting in an increase of 87.3% in basic earnings per share to 100.2 cents per share.

Cash Flow

During the year, operating cash flow decreased by 21.8% to $436.0 million. Operating cash flow after stay-in-business capital expenditure decreased by 30.6% to $318.2 million and cash flow available for expansion of the business, after stay-in-business capital expenditure and payment of dividends decreased by 79.2% to $30.6 million.

Final Dividend

The Directors have declared a 2006 final dividend of 36.5 cents per share, franked to 36.5 cents (100%). The 2006 full year dividend total of 67.5 cents per share (franked to 67.5 cents (100%) per share) represents an increase of 7.1% over the 2005 full year dividend total of 63.0 cents (franked to 60.0 cents (95.2%)).

The Record date to determine Shareholders' entitlements to the 2006 final dividend is 8 September 2006 with payment on 22 September 2006. Shares will commence trading ex-dividend to the 2006 final dividend on 4 September 2006.

Review of Operations

Profit from continuing operations (including significant items) before finance costs and income tax was $735.3 million (2005 $387.9 million) arising from the following activities:

Energy Networks

AGL's ownership in gas and electricity distribution networks comprises two businesses: AGL Gas Networks (servicing Sydney, Newcastle, Wollongong and more than 20 New South Wales country centres) and AGL Electricity Networks (servicing 950 square km of north-west greater Melbourne). Both networks provide non-discriminatory regulated distribution services to licensed energy retailers, including AGL's retail business.

Gas Networks EBIT $119.2 million (2005 $132.4 million) down 10.0%

EBIT for the year was $13.2 million lower than 2005 principally reflecting the full-year effect of reduced network tariffs following the implementation of the IPART approved 2006 to 2010 Access Arrangement in July 2005. Revenue from transportation tariffs comprised 96% of Gas Networks total revenue in both 2005 and 2006, and the impact of the regulatory decision, which effectively reduced 2006 transportation tariff revenues by 3.4%, was a dominant feature of the 2006 result.

The make up of transportation revenues continued to be dominated by services provided to residential and small business sites. While the continuing trend of reduced gas demand in large NSW industry had an unfavourable revenue impact relative to 2005, this impact was offset through increased residential and small business demand largely due to cooler temperatures during April to June.

Gas transported on the NSW network was 95.3 PJ, a decrease of 0.5 PJ compared to the corresponding period last year. This decrease is principally attributable to the large industrial market (1 PJ reduction). Consumption trends in the tariff market also continue to be depressed due largely to reduced water usage as a result of ongoing drought conditions.

New site growth saw a net increase of 23,442 customer sites and 180 km of gas mains added to the network. The NSW gas distribution network now comprises 23,721 km of gas mains and transports natural gas to 975,033 customer sites.



Significant capital projects for Gas Networks included an upgrade of eight major supply facilities and three sections of the low-pressure network to ensure continuing safe and reliable supply. The project to provide supply security to the Sydney high pressure network by constructing a new gas main between Liverpool and Marrickville in Sydney's inner west is well advanced. Engineering design and route selection for the project are complete, the pipe has been procured and construction work has begun.

Electricity Networks EBIT $89.0 million (2005 $152.3 million loss) up 158.4%

At the underlying level, Electricity Networks was up 12.9% on the previous year. This was largely due to a $9.9 million improvement in total revenue relative to 2004/2005. The reduction in depreciation and amortisation was principally associated with the write down in network asset value in 2004/2005.

The total revenue was substantially driven by network sales revenue which was favourable as a result of higher TUOS (transmission use of system) tariffs during calendar 2006 and higher DUOS (distribution use of system) revenues from increased weather related volumes in the residential and small business customer group. The ESC's final decision on the 2006 to 2010 distribution network price review was implemented from 1 January 2006. The pricing impact on DUOS revenue as a result of this decision was approximately $0.2 million adverse for the six month period.

Electricity distributed by the AGL electricity network was 4,209 GWh, an increase of 0.8% on last year. This result occurred through increased residential and small business consumption and is largely attributable to the warmer December and January and cooler May and June relative to the prior corresponding period.

Growth in customer sites was also strong with a net increase of 7,570 sites connected to the network during the year. Network length was extended by 133 km, bringing the total line length to 10,418 km.

Significant capital projects for Electricity Networks in 2005/2006 included the completion of a two-year project to construct a new sub-transmission line from Keilor to Sunbury to reinforce supply to Sunbury and surrounding areas, and the installation of a new transformer in North Heidelberg.

Agility EBIT $70.3 million (2005 $63.0 million) up 11.6%

Agility is the energy and utility infrastructure management and services company within AGL providing infrastructure development, construction, management and related services to both AGL-related and third-party clients throughout Australia. Agility currently manages and services AGL's NSW gas network and Victorian electricity network, APA's gas transmission assets and ActewAGL's gas networks.

Agility continued to deliver double digit growth for the year ended 30 June 2006, contributing $70.3 million to profit before finance costs and tax, an increase of $7.3 million, or 11.6%, compared to the previous year.

Higher revenues for the year drove the strong performance in EBIT, a result from both recent organic and acquisition growth plus the ongoing cost efficiencies achieved during the year. Agility revenue has increased to $516.9 million from $428.6 million in 2004/2005, representing a 20.6% increase. Revenue from third parties accounted for 20.5% of total revenue, an increase of 5.4% from 15.1% in 2004/2005.

The underground electricity businesses acquired in Queensland and Western Australia have contributed strongly to the overall Agility results with an additional $32 million in revenue, helping firmly establish Agility's presence in the electricity markets in these states.

During the year, Agility won in excess of $175 million in new contracts, an increase of $68 million over the previous year.

Key third party contracts completed and/or in progress during the year include:

- the provision of electricity overhead and underground cabling services to Energex and Ergon in Queensland and Western Power in Western Australia;
- Sydney Water Wet Weather Overflow Reduction Program;
- construction and maintenance of the Powerco gas distribution network in Tasmania;
- ten year operating and maintenance contract on the Central Ranges pipeline in NSW;



- electricity contracts with TransGrid in New South Wales;
- construction of a gas pipeline lateral for Hamersley Iron in Western Australia; and
- gas network contracts with Alinta in Victoria.

In addition to the Wet Weather Overflow Reduction Program with Sydney Water, Agility, together with its partner, Veolia Water Australia, is on the shortlist for the Camellia Recycled Water Project in western Sydney. Agility is also working towards building water industry capability in other states to emulate its success in New South Wales.

Existing relationships
Agility has maintained its focus on providing a full range of services to its related customer base, those in which AGL has an interest, including AGL Energy Networks, ActewAGL and Australian Pipeline Trust (APA).

A number of significant projects were undertaken for these clients during the year including:

- ultrasonic pigging projects on the Moomba to Sydney Pipeline (MSP) for APA;
- stress corrosion cracking repair projects on the MSP for APA;
- goldline projects to rehabilitate gas mains in Bathurst and Cootamundra for AGL Gas Networks;
- initiation of the Sydney Primary Loop Project for AGL Gas Networks;
- completion of upgrading works on the Sunbury Zone Substation for AGL Electricity Networks.

Agility has also extended its service offerings to ActewAGL and is now actively involved in assisting ActewAGL with its electricity pole replacement program.

Acquisition growth
As part of its strategy to service a national market, Agility made two further acquisitions during 2005/2006.

Following its acquisition of Queensland based Oakland Construction in 2004/2005, Agility acquired another specialist high-voltage underground Queensland construction business in October 2005. The newly acquired business, Yambah Civil, brought with it further capability to service the highly active Queensland electricity market along with the additional experience of 30 new colleagues.

In January 2006, Agility acquired Cable Layers, another electricity asset construction business, but this time in Western Australia. The WA electricity market has been experiencing similar pressures to the Queensland market and the Cable Layers acquisition has firmly established Agility's presence in electricity on the western side of the nation while adding the skills and experience of 100 new employees.



Retail Energy EBIT $262.8 million (2005 $221.2 million) up 18.8%

AGL's retail activities involve the marketing and sales of natural gas, electricity and energy-related products and services to Australia's largest retail customer base, comprising approximately 2.8 million residential and small business customer accounts. AGL's residential and small business customers are located in New South Wales, Victoria and South Australia, and its industrial and commercial customers are located in these states and Queensland.

AGL's retail activities contributed $262.8 million to profit before finance costs and income tax compared with $221.2 million for the previous corresponding period while profit before finance costs and income tax was 7.7% of sales revenue for the year to 30 June 2006, up from 6.6% from the previous corresponding period. The underlying net gains primarily driving this outcome were more favourable energy purchase costs resulting from the enhanced AGL merchant portfolio, favourable weather, acceptable regulatory outcomes and the positive impact on earnings from merchant derivative instruments following the transition to IFRS.

There was an overall decrease of 49,617 mass-market customer accounts compared to the previous corresponding period, with the number of dual fuel customer accounts, where AGL supplies both gas and electricity, increasing by 59,956 to 1,096,636 accounts. A core plank of AGL's retail strategy is to improve its dual fuel penetration.

Competition remains most active in the Victorian market, where AGL experienced a decrease of 54,132 mass market accounts year on year. Electricity account growth in New South Wales exceeded losses in South Australia and AGL's customer losses in the NSW gas market were low compared to industry benchmarks.

Natural Gas
Total natural gas sales of 138.9 PJ were 7.7 PJ higher than the previous corresponding period.

Sales to mass market customers were largely in line with the previous year, increasing 0.2 PJ to 62.4 PJ. Gas volume growth in South Australia and Victoria has more than offset volume losses in New South Wales.

Sales to contract market customers in the Industrial and Commercial segment increased by 7.5 PJ to 76.5 PJ. Sales growth was achieved in all states with New South Wales contributing 5.2 PJ of the growth year on year, the key driver being the transfer of Incitec to Retail Energy during the year to 30 June 2006 from Merchant Energy.

Electricity
Total electricity sales volume of 22,147 GWh was 132 GWh lower than last year, primarily due to the loss of a large contract market customer in the year.

Sales to mass market customers increased by 83 GWh to 9,849 GWh with growth through winning customers in New South Wales more than compensating for customer losses in Victoria and South Australia.

Sales to contract market customers in the Industrial and Commercial segment decreased by 215 GWh to 12,298 GWh. The New South Wales contract market sales volumes decreased by 444 GWh to 3,809 GWh, due to the loss of Xstrata. In the Victorian contract market, volume increased by 115 GWh to 4,808 GWh. In South Australia contract market volumes increased by 55 GWh to 2,992 GWh and in the Queensland contract market sales increased 60 GWh to 689 GWh.

Industrial and Commercial customer growth
AGL achieved real volume and margin growth in its larger industrial and commercial customer segments in the year. This resulted from targeted campaigns and increased channel marketing activity. AGL is well positioned for further growth in this segment in 2007. Innovative commercial solutions and a customer-focused approach to account management are proving to be significant differentiators for larger customers in this highly competitive market.

Improving customer service
AGL continually strives to meet the challenges of rising customer service expectations. This year, AGL introduced improvements to its integrated telephone call distribution and handling processes and further developed its capacity to handle more difficult service issues. Enhancements to the telephony platform improved AGL's ability to resolve service issues in one call. AGL continues to benchmark its service delivery standards against competitors and leading service providers across a range of non-energy service industries on a quarterly basis. Despite unprecedented levels of competitive activity, AGL maintained service delivery against all its key external benchmarks.



The Australian Gas Light Company and Subsidiaries
Financial Commentary – Discussion and Analysis of Financial Statements

Improving profitability
In response to the increasing demands of customers, and to ensure continued growth, AGL is embarking on a major business transformation program. This program is a focused approach to delivering significant cost reductions and performance improvement across AGL's retail activities. It covers management of people, process, technology and data, and includes the progressive replacement of AGL's mass-market billing systems.

The program will help deliver AGL's key retail operational objectives, which are to:

- achieve operational excellence through simpler, standardised processes;
- develop more stringent approaches to measuring performance;
- reduce the overall cost-per-customer;
- maximise customer retention and profitable growth through improved customer management and service delivery;
- lower business and IT costs through the replacement of AGL's mass-market billing systems; and
- establish capability to capture future growth opportunities.

The business transformation program will also deliver a robust IT platform that will add value and competitive advantage over the medium term. It will also lower AGL's costs to acquire and serve customers.

Positioning for growth in Queensland
Queensland's residential energy market is expected to open to competition on 1 July 2007. This provides a vital opportunity for growth and AGL is currently developing market entry plans, which may be through the acquisition of an incumbent business as well as through customer sales and marketing efforts.

Retail regulation
During the year, regulated energy prices were varied in accordance with multi-year price agreements in South Australia (electricity), New South Wales (gas) and Victoria (gas and electricity). AGL continues to support national consistency in regulation of Australia's retail energy markets. During the year, the Ministerial Council on Energy progressed with the process to establish a national regulatory framework by 1 January 2008. This positive step will provide retailers with the opportunity to deliver more effective and consistent service to all customers regardless of location.

Merchant Energy EBIT $147.2 million (2005 $52.6 million) up 179.8%

AGL's merchant energy activities involve power generation, electricity trading and hedging, upstream gas and oil investments, gas trading, managing a portfolio of gas supply and transmission contracts as well as providing services to major and commercial customers.

For the year to 30 June 2006, Merchant Energy's contribution to profit before finance costs and income tax increased 179.8% from $52.6 million to $147.2 million. This result was achieved by the successful integration of the new businesses, PNG Upstream Gas project, Southern Hydro (renamed AGL Hydro post acquisition) and Sydney Gas together with a strong improvement from the existing business activities.

The existing businesses (excluding the impact of current year acquisitions) increased their total contribution to $81.9 million, a 55.7% increase over the prior year result of $52.6 million. The current year acquisitions, the investment in PNG Upstream Gas project, AGL Hydro and a 50% share of the Sydney Gas assets contributed $65.3 million to the full year result.



The Australian Gas Light Company and Subsidiaries
Financial Commentary – Discussion and Analysis of Financial Statements

Power Generation and Trading
AGL's power generation portfolio includes the gas fired peaking generators, Somerton in Victoria and Hallett in South Australia, AGL's 32.5% investment in Loy Yang Power together with the November 2005 acquisition of AGL Hydro.

AGL now has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, wind, landfill gas and biogas).

For the year to 30 June 2006, Power Generation increased profit contribution before finance costs and income tax to $73.8 million, up $41.2 million (126.4%) on last year ($32.6 million). The result was delivered across all aspects of the business with the gas-fired peaking generators improving underlying performance by $7.5 million to $29.3 million and a contribution of $22.8 million from AGL's Loy Yang investment, up $12.0 million on the previous year. Further uplift came from the $21.7 million contribution from AGL Hydro since its acquisition in November 2005. The substantial growth in AGL's power generation portfolio, which underpins AGL's strategy of growing its interests in upstream assets, delivered additional revenue as well as efficiency gains in relation to operating costs delivered through the increased scale and integration of the generation portfolio.

Included within the $21.7 million contribution from AGL Hydro is a loss of $0.6 million arising from the application of new Australian International Financial Reporting Standards (A-IFRS) requirements to that business' portfolio of electricity hedge contracts. The application of AIFRS to the balance of the Merchant Energy trading portfolio of electricity hedge contracts resulted in a gain of $9.1 million. The applicability of A-IFRS in respect of Financial Instruments commenced on 1 July 2005, resulting in no comparative being relevant for the prior year.

Power Generation – Wholly-Owned Gas-Fired
AGL's two gas-fired power stations, Somerton in Victoria and Hallett in South Australia, continue to play an important role in mitigating AGL's potential risk to the volatility of electricity spot prices during periods of peak electricity demand. Somerton has 150 MW of installed capacity while Hallett has 180 MW. Hallett has distillate as an additional fuel supply, which enhances security of supply. These plants tend to operate during the summer and winter seasons, but are available to supply the market throughout the year.

Substantial improvements to start reliability together with operating and maintenance cost efficiencies contributed to the $7.5 million (34.4%) improvement to underlying performance.

Power Generation – Wholly-Owned Hydro
The acquisition of AGL Hydro in late 2005 for $1,451.4 million (including transaction costs) significantly strengthens AGL's upstream generation capacity. The successful integration of this business into the generation portfolio of assets enabled a $21.7 million contribution to profit before finance costs and income tax. In addition, portfolio benefits arising from this investment have accrued to AGL's retail energy segment in the form of lower electricity purchasing costs.

The AGL Hydro plant consists of a range of hydro stations and the Wattle Point wind farm. Plant with significant discretionary capabilities, and the capacity to respond to high wholesale market prices, are contracted internally to offset the demand of AGL's retail customers, thus limiting AGL's exposure to volatile electricity pool price outcomes. The less discretionary plant that is subject to run of river constraints, are largely contracted externally.

The discretionary hydro generation facilities are highly complementary with AGL's existing gas-fired peaking generation facilities at Hallett and Somerton. Whilst the water resource available for the hydro generators may at times be limited, this capacity is supplemented by gas fired plant which has no fuel constraints. Hydro generation adds significant value to the generation portfolio as it is able to start almost instantaneously. Given that AGL operates in a market where there is a price set for each five-minute period this fast-start capability is highly desirable.

Power Generation – Investments
The EBIT contribution for the year from the 32.5% investment in Loy Yang Power increased by $12.0 million (111%) to $22.8 million from $10.8 million previously. The result comprised a share of the equity accounted profit of $11.4 million and loan note interest revenue of $11.4 million. Improvements to GEAC's underlying performance, primarily a result of higher revenues as a consequence of higher spot prices in the Victorian pool, increased AGL's share of the equity accounted profit from $0.2 million in 2005 to $11.4 million.

Wholesale Gas

The new business division of Merchant Energy created out of the previous Energy, Sales and Marketing (ES&M) and Power Assets divisions, incorporates ES&M's Wholesale Gas business under the new management structure. Wholesale gas is responsible for sourcing gas for AGL's retail business as well as sales to AGL's major external wholesale customers. Such external customers include third party generators and other gas retailers.

Wholesale Gas sales increased by 5.5 PJ to 47.2 PJ primarily due to the full year contribution from the acquisition of Terra Gas Trader in January 2005.

Gas Development

The Gas Development group was established as part of the Merchant Energy division in March 2005 with the objective of positioning AGL into the upstream gas production industry. Investing in this sector is aimed at providing AGL with direct access to competitive sources of gas and to providing the Company with wider investment opportunities in the upstream sector to help underpin long-term growth.

AGL took significant steps along the path to meeting its objectives with three key investments made during the past year:

- a 10% interest in the PNG Upstream Gas project for an initial payment of US$395.6 million;
- a 50% interest in Sydney Gas Limited's (SGL) production leases and exploration licences; and
- an agreement to acquire 50 % interest in Australia's largest single producing CSM project – the Moranbah Gas Project.

The Gas Development group made a profit contribution before finance costs and tax of $43.5 million in 2006 comprising $43.3 million from the PNG Upstream Gas project and $0.2 million from the coal seam methane (CSM) projects.

Gas Development – PNG Upstream Investment

On 17 February 2006 AGL completed the acquisition of a 10% interest in the PNG Upstream Gas project from Oil Search for an initial payment of US$395.6 million (approximately $528 million). The acquisition included an 11.9% interest in the PDL2 joint venture, which has been producing oil since 1991, and a 66.7% interest in the PDL4 joint venture, which has been producing oil since 1996. The balance of the purchase price is contingent upon PNG Upstream Gas project sanction and financial close. Following an independent audit of oil reserves completed in April 2006, the acquisition price was reduced by US$17 million (approximately $22 million). AGL has substantially hedged its expected production profile over the first four years with a mixture of swaps and options.

AGL's share of oil production since acquisition was 1.25 million barrels, while oil liftings totalled 1.06 million barrels with a realised sales price of US$69.37 per barrel after taking into account the impact of settled hedges. Gross oil sales after settled hedges totalled $98.7 million comprising gross revenue of $99.0 million and a $0.3 million loss on settled oil swaps. Other revenues primarily comprise oil pipeline tariffs of $2.4 million. Depreciation and amortisation totalled $38.2 million with an EBITDA margin of approximately 85%. The EBIT contribution in 2006 was $43.3 million, comprising underlying EBIT of $51.5 million and a loss of $8.2 million arising from the application of AIFRS to the business' portfolio of oil hedge contracts.

The effective tax rate was 66.8% comprising a PNG tax rate of 50% and non-deductible depreciation and amortisation arising from AGL inheriting Oil Search's tax value, which was significantly lower than the purchase price.

Gas Development – CSM Joint Ventures

During the year AGL acquired 50% of the CSM interests of Sydney Gas Limited (SGL) and entered into an agreement to acquire 50% of the Moranbah Gas Project from BHP Billiton.

Sydney Basin Joint Ventures

Three joint ventures were formed on acquisition of 50% interests in SGL's production leases and exploration licences, including the producing Camden Gas Project, for a total initial payment of $42.25 million. Contingent payments of up to $51 million will be made if additional reserves are proven at Camden by December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert. The joint ventures allow AGL to participate in the exploration, development and production of CSM across the Sydney Basin. Effective from 1 February 2006 AGL assumed the role of operator of the Camden Gas Project. Exploration activities in the Camden and Hunter regions, operated by SGL, continued during the year aimed at defining and assessing the potential of additional CSM resources.



AGL's equity share of gas sales was 1.3 PJ since acquisition. Sales revenue totalled $4.2 million and EBIT contribution in 2006 from the Sydney Basin joint ventures was $0.2 million, after depreciation and amortisation of $2.2 million. The current monthly production on an annualised basis is over 4.4 PJ, with AGL's share being 2.2 PJ.

The Camden Gas Project has two compressors installed at the Ray Beddoe Treatment Plant (2.5 TJ/d capacity) and Rosalind Park Gas Plant (12.0 TJ/d capacity). Compressor availability during the period of ownership was in excess of 95% and further compression capacity is to be installed at the Rosalind Park Gas Plant. Of the two compressors on order, one of these is expected to be commissioned by December 2006 with the second to be installed during the second half of the 2006/2007 financial year.

Moranbah Gas Project Joint Ventures
AGL announced a binding sale and purchase agreement on 21 June 2006 to acquire BHP Billiton's 50% interest in the Moranbah Gas Project for US$68.7 million (approximately $93 million). The assets acquired, which are operated by CH4 Gas Limited, also include a 99% interest in the ATP 364P exploration joint venture and all BHP Billiton's rights including a 5% override royalty under a 50-year agreement with CH4.

The transaction is expected to be finalised in August 2006 following satisfaction of the conditions precedent, which include third party and government consents. Accordingly there was no EBIT contribution from these assets in the current year.

Energy Investments & LPG – contribution $89.9 million (2005 $94.0 million) down 4.4%

ActewAGL (50% AGL ownership)
ActewAGL's profit contribution was $49.3 million, marginally above its 2005 contribution of $49.2 million. Colder weather in the final quarter of the financial year resulted in higher gas and electricity volumes, which were offset by a higher electricity cost of sales and the full-year impact of revised gas network tariff charges following the regulatory reset in January 2005.

ActewAGL is a joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. Established in 2000, it is the first utility joint venture in Australia between a private company and a publicly owned enterprise. It owns and operates the electricity and gas networks in the Australian Capital Territory and the gas networks in Queanbeyan, Nowra and the Palerang Council area (the former Yarralumla Shire) in New South Wales, as well as operating the Australian Capital Territory's water and sewerage assets. ActewAGL also manages the operations of the TransACT telecommunications services business. The joint venture has approximately 153,000 electricity and 107,000 natural gas customers. Despite increasing competitive pressures, retail customer numbers are in line with the prior year.

In April 2006, the Independent Competition and Regulatory Commission (ICRC) released its Final Decision on the retail electricity tariff in the ACT for franchise customers, those with consumption less than 100 MWh per annum. The ICRC concluded that the electricity market in the Australian Capital Territory is sufficiently competitive and recommended that the Transitional Franchise Tariff be discontinued from 1 July 2007.

Australian Pipeline Trust (30% AGL ownership)
Australian Pipeline Trust's contribution was $27.3 million up 42% on its 2005 contribution of $19.2 million. AGL's estimate of underlying earnings improved by 13% to $21.8 million (AGL's 30% share) reflecting a full-year contribution from prior year asset acquisitions in Western Australia and Queensland, and increased contracted volumes with CS Energy on the Roma to Brisbane Pipeline (from February 2005). The result also includes a share of APA's significant items (AGL share $5.5 million).

Australian Pipeline Trust (APA) owns, or has an interest in, more than 7,700 km of gas transmission pipelines across most Australian states and territories. APA also owns the Mondarra natural gas storage facility in Western Australia and a Coal Seam Methane processing facility at Kogan, west of Brisbane.

In March 2006, APA further diversified its portfolio by acquiring its first non-gas transmission asset – the Murraylink electricity transmission assets, which connect the Victorian and South Australian National Electricity Market regions.

In June 2006, APA announced that it had reached agreement with Babcock & Brown Infrastructure (BBI) for BBI, working in association with APA, to launch a scrip takeover offer for GasNet Australia. GasNet owns a 1,930km regulated high pressure gas transmission pipeline network in Victoria, among other assets. The effect of the agreement would see that upon successful completion of the offer, APA would acquire 50% of the GasNet business



in an equal joint venture with BBI. On 15 August 2006, Colonial First State Global Asset Management announced its intention to make a recommended offer to acquire all of the stapled securities in GasNet Australia for $2.88 cash per stapled security. On the same day, the Board of GasNet Australia unanimously recommended that securityholders accept the offer, in the absence of a superior proposal.

The annual result includes a full-year contribution following the acquisition of the Parmelia and Goldfields pipeline assets in Western Australia (acquired in August 2004), and the 30% minority interest in the Ballera to Mt Isa pipeline (acquired in February 2005). In addition, the results include a share of APA's significant items arising from a prior year tax benefit following entry into tax consolidation (AGL share $4.8 million) and the write-back of a provision following settlement of a tariff dispute (AGL share $0.7 million).

Gas Valpo (100% AGL ownership)
Gas Valpo's contribution was $14.6 million up 180.8% on its 2005 contribution of $5.2 million. The result reflects the first full year contribution from gas sales to the government-owned oil company Enap, and increased sales to residential and commercial customers.

GasValpo is the largest regional gas distributor in Chile outside the Santiago metropolitan area. Situated in the coastal cities of Valparaíso and Viña del Mar, west of Santiago, GasValpo distributes and markets gas to approximately 41,000 residential and commercial customers, and 40 industrial customers.

GasValpo has continued to develop initiatives to minimise the overall impact of continuing gas restrictions from Argentina on industrial customers, including energy swaps and sourcing alternate gas suppliers.

In June 2006, GasValpo commissioned a biogas extraction facility utilising landfill gas from the privately operated El Molle landfill site, which services the cities of Viña del Mar and Valparaiso, and surrounding areas. Subject to the extraction of acceptable levels of landfill gas, additional investment will be considered to utilise the methane content of the gas as a renewable energy source.

The Chilean Government has continued to progress the development of Chile's first LNG supply terminal, which is proposed to be located in GasValpo's concession area, and deliver first gas in the fourth quarter of 2008. GasValpo has entered into a Memorandum of Understanding to participate in this project via the Government appointed project developer Enap (Empresa Nacional del Petróleo).

LPG

Elgas (50% AGL ownership) and H C Extractions (HCE) (100% AGL ownership)
Elgas and H C Extractions combined contribution was $23.9 million up 17.1% on the combined contribution of $20.4 million reflecting a year characterised by record high US dollar denominated international LPG prices.

Elgas is the largest distributor and marketer of LPG in Australia. It also owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney.

Energy sales volumes were in line with the prior year, although the leisure market continues to grow. The continued high cost of LPG has made it difficult to grow new business sales volumes and placed pressure on margins. The Sydney LPG Cavern again proved itself as the supply hub for eastern Australia, with increased volumes resulting from its superior security and reliability compared to other supply sources. Lower Unigas volumes resulted from increased competition for retail market share in the automotive LPG sector, where overall volumes are improving as increasing numbers of new autogas vehicles enter the market.

HCE produces LPG and naphtha by processing refinery off-gases supplied by the adjacent Caltex oil refinery in Kurnell, Sydney, with all production sold back to Caltex.

Despite HCE production of 35,400 tonnes of LPG being 1,600 tonnes lower than last year due to lower levels of feed gas supplied from the refinery, high LPG prices resulted in an improved contribution.

PNG Pipeline FEED
Following a lack of sufficient committed foundation load and escalating construction costs, a decision was taken by the Australian Pipeline Consortium (APC – 50% AGL ownership) to write off Front End Engineering and Design (FEED) costs incurred to 30 June 2006 of $25.1 million pre-tax. The pipeline route and associated cost build up were unable to be sufficiently determined without a final committed load. APC continues to work with upstream producers to evaluate alternative structures to bring PNG gas to eastern states markets.



Unallocated items - expense $65.2 million (2005 expense $27.8 million) up 134.5%

Unallocated expense items of $65.2 million were $37.4 million higher than in the previous corresponding period. The primary reason for the increase being the prior year result included $5.0 million of restructuring costs while the current year includes $45.6 million (pre-tax) of Demerger / Merger Costs. Both items have been treated as significant. The underlying unallocated expense items have fallen 14.0% this financial year to $19.6 million.

Finance costs - expense $143.8 million (2005 expense $89.2 million) up 61.2%

Finance costs from continuing operations have increased by $54.6 million over the previous corresponding period. This was due to increased funding costs resulting from additional debt raised in relation to the acquisition of Southern Hydro and the investment in the PNG Upstream Gas project. These were offset to some extent by favourable mark to market adjustments on treasury derivative products of approximately $15 million.

Income tax - expense $134.5 million (2005 expense $54.4 million) up 147.2%

Income tax expense from continuing operations has increased by $80.1 million over the prior corresponding period. The majority of this increase is explained by the prior year result including a higher benefit amount relating to tax consolidations of $65.9 million compared to the current year of $46.3 million and a $38.1 million benefit from the write down of the Electricity Network assets.

Australian equivalents to International Financial Reporting Standards

This report is AGL's first full-year report under the Australian equivalents to International Financial Reporting Standards (A-IFRS) and comparatives have been restated as required on transition. Refer to Note 2 for further information.

Directors in Office

The names of Directors of the Parent Entity who held office during or since the end of the financial year are:

	First Appointed
Mark Roderick Granger Johnson – Chairman	7 April 1988
Paul Anthony – Managing Director	1 May 2006
Gregory John Walton Martin – Managing Director	1 March 2001 (retired 28 February 2006)
Sir Ronald Brierley	21 January 1987
Graham John Reaney	7 April 1988
David Charles Keith Allen AO	22 October 1996
Carolyn Judith Hewson	22 October 1996
Anthony Bowen Daniels (OAM)	24 August 1999 (retired 18 October 2005)
Maxwell Gilbert Ould	1 January 2004
David Paul Craig	11 May 2005

Rounding of Amounts to Nearest $0.1 Million

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and this Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Mark Johnson

Mark Johnson
Chairman

Australian Gas Light Company and Subsidiaries
Consolidated Income Statement
For the year ended 30 June 2006

	Note	**2006 $m**	2005 $m
Continuing operations			
Revenue	3	**4,239.0**	3,871.1
Other income	4	**29.1**	19.7
Expenses	5	**(3,428.0)**	(3,426.7)
Share of profits of associates and jointly controlled entities using the equity method	9	**100.8**	83.5
Profit before finance costs, depreciation and amortisation		**940.9**	547.6
Depreciation and amortisation		**(205.6)**	(159.7)
Profit before finance costs		**735.3**	387.9
Finance costs		**(143.8)**	(89.2)
Profit from continuing operations before income tax		**591.5**	298.7
Income tax expense		**(134.5)**	(54.4)
Profit from continuing operations after income tax		**457.0**	244.3
Profit from discontinued operations		**-**	680.2
Profit for the period		**457.0**	924.5
Profit attributable to minority interest		**-**	(20.1)
Profit attributable to shareholders of the Parent Entity		**457.0**	904.4
Earnings per share – including significant items (refer note 6)			
Basic for profit for the year (cents)		**100.2**	198.1
Basic for profit from continuing operations (cents)		**100.2**	53.5
Diluted for profit for the year (cents)		**100.0**	197.8
Diluted for profit from continuing operations (cents)		**100.0**	53.4
Earnings per share – excluding significant items			
Basic for profit for the year (cents)		**94.7**	89.0
Basic for profit from continuing operations (cents)		**94.7**	81.1
Diluted for profit for the year (cents)		**94.6**	88.9
Diluted for profit from continuing operations (cents)		**94.6**	81.0
Weighted average number of ordinary shares			
Basic (millions)		**456.1**	456.5
Diluted (millions)		**456.9**	457.2



The Australian Gas Light Company and Subsidiaries
Consolidated Balance Sheet
As at 30 June 2006

	2006 $m	2005 $m
Current assets		
Cash and cash equivalents	**109.0**	394.2
Trade and other receivables	**940.8**	807.0
Inventories	**31.4**	14.0
Other financial assets	**198.5**	-
Other assets	**14.7**	56.3
Non-current assets classified as held for sale	**-**	15.2
Total current assets	**1,294.4**	1,286.7
Non-current assets		
Trade and other receivables	**22.3**	0.4
Investments accounted for using the equity method	**1,009.4**	971.9
Exploration and evaluation assets	**51.5**	-
Oil and gas assets	**498.5**	-
Property, plant and equipment	**4,602.4**	3,782.4
Intangible assets	**2,402.4**	1,556.1
Deferred tax assets	**303.6**	127.0
Other financial assets	**256.3**	123.4
Other assets	**47.0**	33.0
Total non-current assets	**9,193.4**	6,594.2
Total assets	**10,487.8**	7,880.9
Current liabilities		
Trade and other payables	**511.7**	433.4
Borrowings	**2,009.0**	236.4
Provisions	**59.5**	60.3
Current tax liabilities	**28.8**	86.0
Other financial liabilities	**224.0**	-
Other liabilities	**3.6**	8.9
Total current liabilities	**2,836.6**	825.0
Non-current liabilities		
Borrowings	**1,421.1**	1,406.8
Provisions	**52.5**	46.0
Other financial liabilities	**260.7**	-
Deferred tax liabilities	**1,127.0**	945.8
Other liabilities	**25.6**	5.3
Total non-current liabilities	**2,886.9**	2,403.9
Total liabilities	**5,723.5**	3,228.9
Net assets	**4,764.3**	4,652.0
Equity		
Issued capital	**1,997.3**	2,010.1
Reserves	**(36.1)**	(8.6)
Retained earnings	**2,803.1**	2,650.5
Total equity	**4,764.3**	4,652.0

The Australian Gas Light Company and Subsidiaries
Consolidated Cash Flow Statement
For the year ended 30 June 2006

	2006 $m	2005 $m
Cash flows from operating activities		
Receipts from customers	5,012.0	4,842.3
Payments to suppliers and employees	(4,345.4)	(4,139.6)
Dividends received	83.6	92.8
Finance income received	19.9	25.0
Finance costs paid	(164.6)	(116.1)
Income tax paid	(169.5)	(147.0)
Net cash provided by operating activities	436.0	557.4
Cash flows from investing activities		
Payments for property, plant and equipment	(270.0)	(197.5)
Payments for exploration and evaluation assets	(49.4)	-
Payments for oil and gas assets	(557.1)	-
Payments for investments	(1.6)	(22.0)
Payments for intangibles	(0.7)	(0.2)
Payments for acquisition of businesses/subsidiaries	(1,455.2)	(19.0)
Loans advanced	(12.3)	(18.2)
Proceeds from sale of property, plant and equipment	46.7	47.4
Proceeds from disposal of investments	-	1.1
Proceeds from sale of subsidiaries	-	777.8
Proceeds from loan repayments	11.0	20.1
Net cash (used in)/provided by investing activities	(2,288.6)	589.5
Cash flows from financing activities		
Capital return	-	(228.7)
On market share purchases	(20.7)	-
Proceeds from borrowings and hedge receipts on borrowings	2,496.8	445.4
Repayment of borrowings and hedge payments on borrowings	(610.9)	(539.2)
Dividends paid	(287.6)	(448.6)
Net cash (used in)/provided by financing activities	1,577.6	(771.1)
Net increase/(decrease) in cash held	(275.0)	375.8
Cash at the beginning of the financial year	377.0	1.4
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.1	(0.2)
Cash at the end of the financial year	102.1	377.0



The Australian Gas Light Company and Subsidiaries
Consolidated Statement of Recognised Income and Expense
For the year ended 30 June 2006

	2006 $m	2005 $m
Cash flow hedges:		
Gain/(loss) taken to equity	**(16.5)**	-
Transferred to profit or loss for the period	**112.5**	-
Net gain/(loss) on hedge of net investments in foreign operations	**1.6**	-
Foreign exchange translation differences	**17.3**	19.5
Actuarial gain/(loss) on defined benefit superannuation plans	**15.2**	(3.7)
Share of decrements in reserves and retained earnings attributable to associates and joint venture entities	**(0.9)**	(5.4)
Income tax on items taken directly to or transferred from equity	**(23.4)**	1.1
Net income/(expenses) recognised directly in equity	**105.8**	11.5
Profit for the period	**457.0**	924.5
Total recognised income and expense for the period	**562.8**	936.0
Attributable to:		
Shareholders of the Parent Entity	**562.8**	915.9
Minority interest	**-**	20.1
	562.8	936.0

Reconciliation of Consolidated Statement of Recognised Income and Expense to equity movements

	Reserves $m	Retained earnings $m
Opening balance at 30 June 2005	(8.6)	2,650.5
Current period adjustments	92.4	13.4
A-IFRS transitional adjustments current period *	(123.3)	(30.4)
Movement in reserves and retained earnings not reflected in Statement of Recognised Income and Expense above:		
Share-based payment transactions	3.4	-
Profit for the period	-	457.0
Dividend paid	-	(287.4)
Closing balance at 30 June 2006	(36.1)	2,803.1

* A-IFRS transitional adjustments current period		
Fair value at date of transition of qualifying hedges	(176.2)	-
Income tax benefit thereon	52.9	-
Share of increments in earnings attributable to associates	-	19.3
Fair value at date of transition of derivatives that do not qualify as hedges	-	(71.0)
Income tax benefit thereon	-	21.3
	(123.3)	(30.4)

The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 1(a) – Basis of preparation

The preliminary final report relates to the consolidated entity consisting of The Australian Gas Light Company (the Parent Entity) and each of its subsidiaries. The report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of the ASX Appendix 4E. This is the first preliminary final report prepared based on Australian Equivalents to International Financial Reporting Standards (A-IFRS) and comparatives for the year ended 30 June 2005 have been restated accordingly. The consolidated entity has not restated comparative financial information for financial instruments, including derivatives, as permitted under the first time adoption transitional provisions.

The transition to A-IFRS is accounted for in accordance with AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 2.

The Directors have elected under s.334(5) of the Corporations Act 2001 to early adopt the following revised accounting standards and amendments:

AASB 119 *Employee Benefits* (December 2004);
AASB 2005-1 (amendments to AASB 139 *Financial Instruments Measurement and Recognition*); and
AASB 2005-6 (amendments to AASB 3 *Business Combinations*).

No other Australian Accounting Standards issued but not yet effective have been early adopted for the year ended 30 June 2006, and they are not expected to result in significant accounting policy or disclosure changes.

The accounting policies applied in the preparation and presentation of the financial report are consistent with those applied at 31 December 2005 except as disclosed below.

Note 1(b) – Change in accounting estimates

There were no material changes in accounting estimates during the year ended 30 June 2006.

Note 1(c) – Derivative financial instruments and hedging

The consolidated entity uses derivative financial instruments to manage its exposure to interest rate, foreign exchange rate, electricity purchase price and certain commodity oil price risks arising in the normal course of business. The use of derivatives is subject to policies, procedures and limits approved by the Board of Directors. Derivative transactions are not entered into for speculative purposes.

For the year ended 30 June 2006
As permitted under the A-IFRS first time adoption transitional provisions, comparative financial information for financial instruments, including derivatives, has not been restated. The accounting policies detailed below apply for the period from 1 July 2005.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives are recognised in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges when they hedge exposure to variability in cash flows of recognised assets or liabilities, or highly probable forecast transactions; or hedges of net investments in foreign operations.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.



Note 1(c) – Derivative financial instruments and hedging (cont'd)
Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve and the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

For the year ended 30 June 2005
The accounting policies for financial instruments detailed below are applicable to the comparative period and are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

Gains or losses on derivative financial instruments relating to hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or brought to account over the periods of the hedge transactions.

Gains or losses on derivative financial instruments which meet the definition of a hedge of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying hedged transactions are no longer expected to occur, the gains or losses arising on the early termination of the instrument are recognised in the income statement at the date of termination.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying transactions are still expected to occur as designated, the gains and losses arising on the early termination of the instrument continue to be deferred and are progressively brought to account over the period during which the hedged transaction is recognised.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the income statement on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 1(d) – Oil and gas assets

The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depletion using a unit of production method over the life of the estimated Proven plus Probable (2P) reserves. Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences. Estimated reserves are determined on an annual basis.

Note 1(e) – Exploration and evaluation assets

Exploration and evaluation expenditure for each area of interest is accounted for using the successful efforts method. This method requires all expenditure associated with exploration to be expensed when incurred except for the costs of successful wells and acquisition of interests in new exploration assets including licences. The costs directly associated with drilling new wells are capitalised pending evaluation of the results of the well. When the oil or gas field reaches the stage of development, the accumulated exploration and evaluation assets are transferred to development assets.

Note 2 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards

The impacts of adopting A-IFRS on the total equity, profit after tax and on the cash flow statement as reported under Australian Accounting Standards applicable before 1 July 2005 (AGAAP) are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under A-IFRS

	Consolidated	
	30 June 2005 $m	**1 July 2004 $m**
Total equity under AGAAP	**3,267.6**	**3,154.6**
Total A-IFRS equity adjustments at date of transition	1,308.4	n/a
Adjustments to equity:		
Recognition of net assets of defined benefit superannuation plans (a)	5.9	5.7
Write back of goodwill amortisation (b)	39.5	-
Adjustments relating to NGC (c)	54.5	(5.4)
Changes in equity accounted investments (d)	(1.2)	(0.5)
Election made to measure property, plant and equipment of certain equity accounted investments at fair value and use that fair value as the deemed cost of this property, plant and equipment at the date of transition (e)	(4.6)	370.7
Election made to measure certain property plant and equipment at fair value and use that fair value as deemed cost at the date of transition (f)	(31.6)	1,578.0
Recognition of share-based payments (g)	5.2	(14.2)
Tax effect of A-IFRS adjustments (h)	8.3	(625.9)
Total AIFRS equity adjustments at date of transition	n/a	1,308.4
Total equity under A-IFRS	**4,652.0**	**4,463.0**

(a) AASB 119 *Employee Benefits* (AASB 119) requires the net surplus or deficit in defined benefit superannuation plans to be recognised as an asset or liability. Under AGAAP, contributions to these plans were expensed and no assets or liabilities were recognised. The consolidated entity has elected to early adopt the revised AASB 119 and has decided to recognise actuarial gains and losses directly in retained earnings. Other superannuation costs are recognised in the income statement.



The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 2 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards (cont'd)

(b) Goodwill is not amortised under AASB 3 *Business Combinations* but was amortised under AGAAP. An adjustment of $39.5 million has been made to reverse the goodwill amortisation expense since the date of transition. In accordance with AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (AASB 1) the consolidated entity has elected not to restate past business combinations, accordingly no adjustment in respect of accumulated goodwill amortisation is required at the date of transition of 1 July 2004. In addition, under A-IFRS the consolidated entity concluded that the gas and electricity retail licences do not meet the criteria for recognition as separately identifiable intangible assets and in accordance with AASB 1 these licences were reclassified to goodwill at the date of transition at their net book value of $1,170.0 million.

(c) The consolidated entity disposed of its interests in NGC Holdings Limited (NGC) in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS. This resulted in an increase of $54.5 million in equity in respect of the sale of NGC.

(d) The consolidated entity's share of A-IFRS transitional adjustments made by entities which are accounted for using the equity method of accounting have resulted in adjustments to the carrying value of those investments under A-IFRS.

(e) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The adjustment to retained earnings at 1 July 2004 of $370.7 million is a result of the equity accounted investments in Australian Pipeline Trust and ActewAGL Distribution Partnership increasing by $140.7 million (after income tax) and $230.0 million respectively to reflect the consolidated entity's share of the increase in equity accounted reserves arising from the increase in the carrying value of property, plant and equipment held by these entities. For the year ended 30 June 2005, the consolidated entity recognised a reduction in its share of equity accounted profits of $4.6 million reflecting the additional depreciation expense arising from the increase in the carrying value of property, plant and equipment. This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578.0 million in the carrying value of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, the consolidated entity recognised an additional depreciation expense of $31.6 million for the year ended 30 June 2005. This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(g) Under AASB 2 *Share-based Payments* (AASB 2), the AGL Share Loan Plan is accounted for as an insubstance call option. On transition to A-IFRS, the outstanding loan balance of $14.2 million was debited to equity. For the year ended 30 June 2005, $5.2 million in proceeds from dividends and other repayments of the loans have been credited to equity. AASB 2 requires equity-settled share-based payment transactions to be fair valued at grant date and recognised as an expense over the vesting period, with a corresponding increase in equity.

(h) The tax effect of A-IFRS on transition, and ongoing, arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments, the adoption of fair value as deemed cost in respect of certain property plant and equipment and from previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

Note 2 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards (cont'd)

(ii) Reconciliation of profit after tax under AGAAP to that under A-IFRS

	Consolidated
	Year ended 30 June 2005 $m
Profit after tax under AGAAP	**848.3**
Defined benefit superannuation plan expense (a)	8.5
Recognition of share-based payments expense (b)	(4.1)
Write back of goodwill amortisation (c)	39.5
Adjustments relating to NGC (d)	37.3
Changes in equity accounted investments (e)	2.8
Reduction in equity accounted profits in respect of the election to adopt the fair value of property plant and equipment as deemed cost at the date of transition in respect of certain equity accounted investments (f)	(4.6)
Additional depreciation in respect of the election to adopt the fair value of certain property, plant and Equipment as deemed cost (g)	(31.6)
Tax effect of A-IFRS adjustments (h)	8.3
Profit after tax under A-IFRS	**904.4**

(a) AASB 119 *Employee Benefits* (AASB 119) requires defined benefit superannuation current service costs to be recognised in the Income Statement during the period. The consolidated entity has elected to recognise actuarial gains and losses directly in retained earnings in accordance with AASB 119. Under AGAAP, superannuation contributions were recognised as an expense as they were paid or became payable.

(b) Share-based payments are required to be recognised in the income statement under AASB 2 *Share-based Payments* but were not required to be expensed under AGAAP, hence an adjustment has been made to expense the fair value of share-based payments over the vesting period.

(c) Goodwill is not amortised under AASB 3 *Business Combinations* but was amortised under AGAAP. An adjustment has been made to reverse the goodwill amortisation expense since the date of transition.

(d) The consolidated entity disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS, which resulted in an increase of $37.3 million in the reported profit on sale of NGC under A-IFRS.

(e) The consolidated entity's share of A-IFRS transitional adjustments made by entities which are accounted for using the equity method of accounting have resulted in adjustments to the consolidated entity's share of profits recognised under A-IFRS.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment held by certain equity accounted entities at fair value and use that fair value as the deemed cost of this property, plant and equipment. For the year ended 30 June 2005, the consolidated entity recognised a reduction in its share of equity accounted profits of $4.6 million reflecting the additional depreciation expense arising from the increase in the carrying value of property, plant and equipment.

(g) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, the consolidated entity recognised an additional depreciation expense of $31.6 million for the year ended 30 June 2005.

(h) This adjustment represents the impact on current tax expense in respect of the A-IFRS adjustments, in accordance with AASB 112 *Income Taxes*.



The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

(iii) Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and to that presented under AGAAP.

	2006 $m	2005 $m
Note 3 – Revenue		
Revenue from continuing and discontinued operations consisted of the following items:		
Revenue from sales of goods	**3,765.1**	3,638.4
Revenue from rendering of services	**408.3**	386.9
Revenue from construction contracts	**46.5**	32.5
Finance income		
Interest income		
Associates	**11.4**	10.6
Other entities	**7.7**	9.4
	4,239.0	4,077.8
Attributable to		
Continuing operations	**4,239.0**	3,871.1
Discontinued operations	**-**	206.7
	4,239.0	4,077.8
Note 4 – Other income		
Other income from continuing and discontinued operations consisted of the following items:		
Net gain/(loss) on disposal of property, plant and equipment	**24.9**	14.6
Gain on disposal of business	**-**	628.2
Net foreign exchange gains	**0.6**	3.1
Rental income	**0.6**	0.7
Other	**3.0**	1.3
	29.1	647.9
Attributable to		
Continuing operations	**29.1**	19.7
Discontinued operations	**-**	628.2
	29.1	647.9
Note 5 – Expenses		
Cost of sales	**2,743.4**	2,721.2
Administration expenses	**123.5**	114.2
Employee benefits expense	**490.2**	460.1
Asset impairment	**25.1**	231.1
Other expenses	**45.8**	1.9
	3,428.0	3,528.5
Attributable to		
Continuing operations	**3,428.0**	3,426.7
Discontinued operations	**-**	101.8
	3,428.0	3,528.5

The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 6 – Significant items

Profit before income tax includes the following significant items.

	2006 $m	2005 $m
Equity accounted profit relating to APA entering tax consolidation	**5.5**	-
(Income tax expense applicable $nil)		
Demerger / Merger costs	**(45.6)**	-
(Income tax benefit applicable $13.7 million)		
Tax consolidation benefit	**46.3**	64.8
(2005 gross benefit $65.9 million less costs $1.6 million (tax benefit $0.5 million))		
Gain on disposal of business NGC Holdings Limited	**-**	628.2
(Income tax expense applicable $4.0 million)		
Sale of Breakfast Point property	**23.3**	14.7
(Income tax expense applicable $nil)		
Write down of PNG Pipeline FEED costs	**(25.1)**	-
(Income tax benefit applicable $6.8 million)		
Property rehabilitation	**-**	(6.1)
(Income tax benefit applicable $0.3 million)		
Property rationalisation	**-**	(9.4)
(Income tax benefit applicable $2.7 million)		
Write down of Electricity Networks assets	**-**	(231.1)
(Income tax benefit applicable $38.1 million)		
Represented by:		
Significant items before income tax	**(41.9)**	394.7
Income tax (expense)/benefit applicable	**66.8**	107.5
Significant items after income tax	**24.9**	502.2



	2006 $m	2005 $m
Note 7 – Dividends		
Recognised amounts		
Interim dividend paid 23 March 2006 (2005 - 24 March 2005)		
Franked amount (31 cents per share)(2005 - 28 cents per share))	**141.3**	127.8
Unfranked amount (Nil cents per share) (2005 - 3 cents per share))	-	13.7
Total amount (31 cents per share)(2005 – 31 cents per share))	**141.3**	141.5
Special dividend paid (Nil cents per share) 2006 (2005 - 24 March 2005)		
Franked amount (Nil cents per share)(2005 -27 cents per share))	-	123.6
Unfranked amount (Nil cents per share) (2005 - 3 cents per share))	-	13.7
Total amount (Nil cents per share (2005 – 30 cents per share))	-	137.3
Final dividend paid 23 September 2005 (2004 – 24 September 2004)		
Franked amount (32 cents per share (2004 – 23 cents per share))	**146.1**	104.9
Unfranked amount (Nil cents per share (2004 – 8 cents per share))	-	36.5
Total amount (32 cents per share (2004 – 31 cents per share))	**146.1**	141.4
	287.4	420.2

Note 8 – Net tangible asset backing

	2006	2005
Net tangible asset backing per ordinary share	**$5.18**	$6.78



The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 9 – Interests in associates, jointly controlled entities and jointly controlled operations and assets

	Ownership interest		Contribution to net profit	
	2006 %	2005 %	**2006 $m**	2005 $m
Associates				
Australian Pipeline Trust *	**30.0**	30.0	**27.3**	19.2
Greater Energy Alliance Corporation Pty Limited	**32.5**	32.5	**11.4**	0.2
Gascor	**33.3**	33.3	-	0.2
COMindico Holdings Pty Limited (in liquidation)	**35.9**	35.9	-	-
Centre for Energy and Greenhouse Technoloav	**40.0**	40.0	-	-
Jointly controlled entities				
ActewAGL	**50.0**	50.0	**49.3**	49.5
Auscom Holdings Pty Limited	**50.0**	50.0	**12.8**	14.4
Agility Diona	**50.0**	50.0	-	-
Agility Clough Lucas	**50.0**	50.0	-	-
Agility Kembla	**50.0**	50.0	-	-
The AGL-Petronas Consortium (APC)	**50.0**	50.0	-	-
Jointly controlled operations and assets				
Mid West Energy	**50.0**	50.0	-	-
Sydney Exploration	**50.0**	-	-	-
Hunter Exploration	**50.0**	-	-	-
Camden Gas Project	**50.0**	-	-	-
PNG – PDL 2 Kutubu Oil Field	**11.9**	-	-	-
PNG – PDL 4 Gobe Main Oil Field	**66.7**	-	-	-
PNG – PDL 2 Moran Oil Field	**11.9**	-	-	-
PNG – Central Moran Capital Projects	**5.4**	-	-	-
PNG – PDL 4 SE Gobe Main Oil Field	**27.3**	-	-	-
PNG – PDL 2 SE Mananda	**11.9**	-	-	-
PNG – PL 3 Gobe Oil Pipeline	**47.0**	-	-	-
PNG Gas Project	**10.0**	-	-	-
Total			**100.8**	83.5

* Estimated



The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note10– Segment information

(a) Segment revenues

	External Revenues		Other Income		Inter-Segment Revenues		Equity Accounted Share of Net Profits/(Losses)		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
Energy Networks										
Gas networks	**66.1**	59.5	**0.8**	1.3	**261.0**	278.6	**-**	-	**327.9**	339.4
Electricity networks	**93.0**	81.2	**(0.1)**	0.1	**116.1**	117.8	**-**	-	**209.0**	199.1
	159.1	140.7	**0.7**	1.4	**377.1**	396.4	**-**	-	**536.9**	538.5
Agility	**207.8**	146.3	**0.1**	1.8	**309.0**	280.5	**-**	-	**516.9**	428.6
Retail Energy	**3,393.8**	3,322.7	**0.8**	2.0	**18.9**	33.8	**-**	0.2	**3,413.5**	3,358.7
Merchant Energy	**357.1**	172.6	**3.3**	(2.2)	**1,543.5**	359.9	**11.4**	0.2	**1,915.3**	530.5
Intra Segment sales	**-**	-	**-**	-	**(1,529.1)**	(359.6)	**-**	-	**(1,529.1)**	(359.6)
	3,750.9	3,495.3	**4.1**	(0.2)	**33.3**	34.1	**11.4**	0.4	**3,799.7**	3,529.6
Energy Investments	**94.9**	62.2	**-**	0.7	**-**	-	**89.4**	83.1	**184.3**	146.0
New Zealand Business	**-**	206.7	**-**	628.2	**-**	-	**-**	-	**-**	834.9
Property	**-**	-	**23.3**	14.7	**3.6**	1.3	**-**	-	**26.9**	16.0
Telecommunications	**-**	-	**-**	1.9	**-**	-	**-**	-	**-**	1.9
Segment totals	**4,212.7**	4,051.2	**28.2**	648.5	**723.0**	712.3	**100.8**	83.5	**5,064.7**	5,495.5
Unallocated items	**26.3**	26.6	**0.9**	(0.6)	**-**	-	**-**	-	**27.2**	26.0
	4,239.0	4,077.8	**29.1**	647.9	**723.0**	712.3	**100.8**	83.5	**5,091.9**	5,521.5
Less: eliminations	**-**	-	**-**	-	**(723.0)**	(712.3)	**-**	-	**(723.0)**	(712.3)
	4,239.0	4,077.8	**29.1**	647.9	**-**	-	**100.8**	83.5	**4,368.9**	4,809.2

Revenue is principally derived from:

(i) *Energy Networks* – distribution of gas and electricity.
Agility – provision of infrastructure management and maintenance services.
Retail Energy– sale of natural gas and electricity.
Merchant Energy – generation and sale of electricity and wholesale sale of gas and upstream oil and gas investments.
Energy Investments – investments in pipeline and energy utility entities.
New Zealand business (discontinued) – investments in New Zealand entities involved in the gas and electricity industries.
Property – sale and rental of properties.
Telecommunications – investment in entities involved in the telecommunications industry.

(ii) Inter-segment pricing is made on an "arms-length" commercial basis.

(iii) Since 1 April 2005 the previous Energy Sales & Marketing and Power Generation segments have been reported under the new segments, Retail Energy and Merchant Energy. The 2005 comparatives have been restated to reflect this change.

The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 10 – Segment information (continued)

(b) Segment results – profits/(losses)

	Segment Results Profits/(Losses)		Depreciation and Amortisation		Other Non-cash Expenses	
	2006	2005	2006	2005	2006	2005
Continuing Operations	$m	$m	$m	$m	$m	$m
Energy Networks						
Gas networks	**119.2**	132.4	**73.4**	72.0	**1.4**	1.9
Electricity networks	**89.0**	(152.3)	**17.7**	24.2	**0.1**	231.6
	208.2	(19.9)	**91.1**	96.2	**1.5**	233.5
Agility	**70.3**	63.0	**5.9**	3.8	**16.1**	13.5
Retail Energy	**262.8**	221.2	**10.5**	13.9	**33.1**	35.3
Merchant Energy	**147.2**	52.6	**65.8**	18.8	**3.1**	0.5
	410.0	273.8	**76.3**	32.7	**36.2**	35.8
Energy Investments	**89.9**	94.0	**6.0**	4.7	**25.8**	1.6
Property	**22.0**	2.6	**1.9**	1.2	**0.2**	0.1
Telecommunications	**0.1**	2.2	**-**	-	**-**	0.1
Segment totals	**800.5**	415.7	**181.2**	138.6	**79.8**	284.6
Unallocated items	**(65.2)**	(27.8)	**24.4**	21.1	**21.0**	30.5
	735.3	387.9	**205.6**	159.7	**100.8**	315.1
Less: finance costs	**(143.8)**	(89.2)				
Profit from continuing operations before income tax	**591.5**	298.7				
Income tax expense	**(134.5)**	(54.4)				
Profit from continuing operations after income tax	**457.0**	244.3				
Discontinued Operations						
New Zealand Business	**-**	702.6	**-**	30.5	**-**	-
Segment totals	**-**	702.6	**-**	30.5	**-**	-
Less: finance costs	**-**	(10.3)				
Profit from discontinued operations	**-**	692.3				
Income tax expense	**-**	(12.1)				
Profit from discontinued operations after income tax	**-**	680.2				
Profit for the period	**457.0**	924.5				

Profit for the period includes the following significant items, detailed in Note 6, as allocated to relevant segments:

(i) Electricity Networks	$nil million (2005 $(231.1) million)
(ii) Energy Investments	$(19.6) million (2005 $Nil million)
(iii) New Zealand Business	$nil million (2005 $628.2 million)
(iv) Property	$23.3 million (2005 $2.6 million)
(v) Unallocated items	$(45.6) million (2005 $(5.0) million)
(vi) Income tax benefit	$66.8 million (2005 $107.5 million)

Energy Investments non-cash expenses include a $25.1 million write down of PNG Pipeline FEED costs. Electricity Networks non-cash expenses include a $231.1 million impairment loss on write down of assets in the prior year.



The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 10 – Segment information (continued)

(c) Segment assets and liabilities

	Assets		Liabilities		Equity Accounted Investments *		Acquisition of Non-Current Assets *	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Energy Networks								
Gas networks	**2,816.6**	2,795.4	**638.0**	695.6	**-**	-	**86.4**	69.2
Electricity networks	**787.5**	755.0	**13.3**	12.4	**-**	-	**50.0**	42.4
	3,604.1	3,550.4	**651.3**	708.0	**-**	-	**136.4**	111.6
Agility	**156.4**	120.6	**73.3**	73.2	**-**	-	**30.9**	18.7
Retail Energy	**2,084.8**	2,057.3	**514.2**	553.8	**9.8**	0.9	**0.2**	1.8
Merchant Energy	**3,257.9**	555.3	**644.3**	3.2	**131.3**	106.5	**2,215.2**	12.0
	5,342.7	2,612.6	**1,158.5**	557.0	**141.1**	107.4	**2,215.4**	13.8
Energy Investments	**1,062.4**	1,029.2	**161.3**	164.0	**868.3**	864.5	**26.4**	4.4
New Zealand Business	**-**	-	**-**	-	**-**	-	**-**	14.5
Property	**32.0**	30.2	**26.3**	17.2	**-**	-	**35.1**	7.0
Telecommunications	**-**	0.1	**-**	0.1	**-**	-	**-**	-
Segment totals	**10,197.6**	7,343.1	**2,070.7**	1,519.5	**1,009.4**	971.9	**2,444.2**	170.0
Unallocated items	**290.2**	537.8	**3,652.8**	1,709.4	**-**	-	**40.7**	32.0
Consolidated totals	**10,487.8**	7,880.9	**5,723.5**	3,228.9	**1,009.4**	971.9	**2,484.9**	202.0

* included in Assets total

The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 10 – Segment information (continued)

(d) Funds employed

	Energy Networks		Agility	Retail Energy	Merchant Energy	Energy Investments
	Gas Networks 2006	Electricity Networks 2006	2006	2006	2006	2006
	$m	$m	$m	$m	$m	$m
Current assets						
Cash and cash equivalents	-	-	0.6	6.2	58.5	11.6
Trade and other receivables	23.5	17.0	47.3	740.4	92.4	12.6
Inventories	-	-	3.2	1.5	25.3	1.4
Other financial assets	-	-	-	-	198.5	-
Other assets	-	0.6	0.6	3.7	4.8	0.2
Non-current assets						
Trade and other receivables	-	-	-	-	22.3	-
Investments accounted for using the equity method	-	-	-	9.8	131.3	868.3
Exploration and evaluation assets	-	-	-	-	51.5	-
Oil and gas assets	-	-	-	-	498.5	-
Property, plant and equipment	2,784.6	453.7	38.4	50.6	998.5	133.6
Intangibles assets	6.9	278.2	45.9	1,180.5	869.3	18.7
Deferred tax assets	0.2	38.0	12.6	88.7	107.6	16.0
Other financial assets	-	-	-	-	196.4	-
Other assets	1.4	-	7.8	3.4	3.0	-
Total assets	2,816.6	787.5	156.4	2,084.8	3,257.9	1,062.4
Current liabilities						
Trade and other payables	5.6	9.1	36.5	340.4	61.7	7.0
Provisions	0.8	0.4	16.5	10.5	6.1	0.6
Current tax payable	-	-	-	-	-	0.5
Other financial liabilities	-	-	-	-	224.1	-
Other liabilities	-	1.6	0.3	0.9	0.3	0.6
Non-current liabilities						
Provisions	0.2	-	19.8	10.8	10.6	0.4
Deferred tax liabilities	631.4	2.2	-	136.9	172.5	108.7
Other financial liabilities	-	-	-	-	159.2	-
Other liabilities	-	-	-	3.8	1.3	-
Total liabilities	638.0	13.3	73.1	503.3	635.8	117.8
Funds employed	2,178.6	774.2	83.3	1,581.5	2,622.1	944.6
Guarantee support			3.3	1.2	233.8	21.7



Note 10 – Segment information (continued)

	Energy Networks		Agility	Retail Energy	Merchant Energy	Energy Investments
	Gas Networks	Electricity Networks				
	$m	$m	$m	$m	$m	$m
(e) Profit from continuing operations before finance costs ($m)						
Before income tax	119.2	89.0	70.3	262.8	147.2	89.9
After income tax	80.5	62.2	49.8	150.2	121.8	67.9
(f) Profit from continuing operations before finance costs / funds employed* (%)						
Before income tax	5.6	11.7	107.5	16.7	9.4	9.7
After income tax	3.8	8.2	76.1	9.6	7.8	7.3
*Weighted where appropriate						
(g) Profit from continuing operation before finance costs / funds employed including guarantee support* (%)						
Before income tax	5.6	11.7	102.7	16.7	8.1	9.6
After income tax	3.8	8.2	72.7	9.5	6.7	7.2
*Weighted where appropriate						

(h) Geographical segments

	External Revenues & Other Income		Assets		Acquisition of Non-Current Assets	
	2006	2005	**2006**	2005	**2006**	2005
	$m	$m	$m	$m	$m	$m
Australia	**4,200.9**	3,852.0	**10,324.5**	7,740.0	**2,481.9**	183.1
New Zealand	**-**	834.9	**-**	-	**-**	14.5
Other	**67.2**	38.8	**163.3**	140.9	**3.0**	4.4
	4,268.1	4,725.7	**10,487.8**	7,880.9	**2,484.9**	202.0

Note 11 – Contingent liabilities and contingent assets

	2006 $m	2005 $m
(a) Contingent liabilities		
Bank guarantees in respect of the consolidated entity	**13.0**	8.5
Guarantees and warranties in respect of controlled entities	**16.4**	35.5
Guarantees in respect of associates	**5.0**	5.0
Guarantees in respect of other entities*	**23.8**	21.8
Contingent consideration under contract**	**92.2**	-
	150.4	70.8

* AGL has provided a guarantee over a $25.0 million bank facility utilised by TransACT. As at 30 June 2006, the facility had been drawn down to the amount of $23.8 million (June 2005 $20.8 million) and is included in guarantees in respect of other entities.
** Contingent consideration under contract consists of two amounts of $41.2 million and $51.0 million respectively. The first relates to the final payment on the PNG Upstream Gas project which is contingent upon project sanction and financial close. The second amount relates to the contingent payment of up to $51.0 million which will be made if additional reserves are proven at Camden by December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert.

Other contingent liabilities

(i) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity (AGL) believe that any resultant liability will not materially affect the financial position of the consolidated entity.
(ii) AGL has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.
(iii) AGL has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned controlled entities.

(b) Contingent assets

AGL is party to an agreement in relation to the disposal of various entities to an associated entity (Australian Pipeline Trust). Under the agreement the parties have agreed that the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. The amount of the potential payment payable by the purchaser has not been recognised at 30 June 2006, as it is contingent on obtaining relevant State and Territory duty relief and cannot be reliably measured at this stage.

Note 12 – Discontinued operations

On 14 December 2004 the company completed the divestment of its 66.05% shareholding in NGC Holdings Limited (NGC). The shareholding was sold to Vector Limited, a New Zealand based energy company.

The results of NGC for the period up to when it was sold have been presented below:

	2006 $m	2005 $m
Revenue	-	206.7
Expenses (including finance costs)	-	(142.6)
Pre-tax profit	-	64.1
Income tax expense	-	(8.1)
Net profit attributable to discontinued operations	-	56.0



Note 12 – Discontinued operations (continued)

The net cash flows of NGC for the period up to when it was sold were as follows:

	2006 $m	2005 $m
Operating cash flows	-	54.9
Investing cash flows	-	(9.6)
Financing cash flows	-	(41.7)
Net cash (outflow)/inflow	-	3.6

Note 13 – Tax consolidation

AGL and its wholly owned Australian resident entities are eligible to consolidate and be treated as a single entity for tax purposes under the tax consolidation legislation and have elected to be taxed as a single entity from 1 July 2003. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is The Australian Gas Light Company.

Note 14 – Issued capital

	Number '000	**$m**
Issued and fully paid ordinary shares	**455,910**	
Movements in ordinary shares on issue:		
At 1 July 2005	**456,577**	2,010.1
Issue of shares under AGL Long Term Incentive Plan	**15**	-
Share buy back	**(682)**	(10.0)
Share buy back transaction costs	-	(0.9)
Purchase shares on market under AGL Long Term Incentive Plan	-	(7.5)
Purchase shares on market under AGL Share Reward Plan	-	(2.3)
Transfer from employee equity benefits reserve	-	7.9
At 30 June 2006	**455,910**	**1,997.3**

Note 15 – Change in composition of entity

Acquisition of Southern Hydro Group

On 30 November 2005, AGL acquired 100% of the share capital of Meridian Energy Australia Holdings Ltd, an unlisted company that owned the Southern Hydro Group which is one of the largest renewable hydro and electricity generation portfolios in Australia.

The fair value of the acquisition was $1,451.4 million including costs directly attributable to the acquisition totalling $12.1 million.

From the date of acquisition, the Southern Hydro Group has contributed $21.7 million to operating profit before finance costs and income tax. It is not practicable to determine the profit or revenue for the Group as if the acquisition had taken place at the beginning of the year as the risk management policies under AGL are different to those adopted by the Southern Hydro Group prior to the acquisition. The risk management policies include policies on energy trading which affect the operational performance of the entity.

The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 15 – Change in composition of entity (continued)

The provisional fair value of the assets and liabilities of the Southern Hydro group as at the date of the acquisition are:

	Provisional fair value recognised on acquisition 2006 $m	Carrying value at acquisition 2006 $m
Assets		
Cash and cash equivalents	11.0	11.0
Trade and other receivables	52.4	43.7
Inventories	0.2	0.2
Other assets	1.4	1.4
Other financial assets	41.7	41.7
Property, plant and equipment	701.2	716.2
Intangible assets	301.2	120.2
Deferred tax assets	28.1	32.2
	1,137.2	**966.6**
Liabilities		
Trade and other payables	41.0	41.0
Borrowings	6.9	6.9
Other financial liabilities	80.6	80.6
Provisions	11.9	7.6
Deferred tax liabilities	68.6	89.6
	209.0	**225.7**
Fair value of identifiable net assets	**928.2**	**740.9**
Goodwill on acquisition	523.2	
	1,451.4	
Consideration:		
Cash paid including directly associated costs	1,451.4	
Less net cash acquired	11.0	
Net cash outflow	**1,440.4**	

Subject to finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Southern Hydro business with that of AGL. These benefits include risk minimisation from the replacement of contracted hedge positions with physical fast-start generation assets and other cost reduction opportunities. The acquisition and associated portfolio benefits will assist AGL in delivering lower average wholesale energy costs at times of peak electricity demand and enhance AGL's retail market competitiveness.

At 30 June 2006 there is a deficiency in current assets to current liabilities in the consolidated balance sheet which is primarily due to the acquisition of Southern Hydro which was funded from debt facilities classified as a current liability. AGL refinanced these facilities in February 2006 with maturity dates extended for an average of 3.25 years subject to AGL's demerger proposal proceeding. Because AGL's demerger proposal did not proceed, the debt facilities will fall due for repayment on 28 November 2006. It is expected that the facilties will be refinanced before the maturity date, although the manner in which the refinancing will occur will depend on whether the transaction with Alinta will proceed.

Other businesses acquired during the year included Cable Layers and Yambah Civil with total consideration paid being $14.8 million. This represented net assets of $5.6 million and goodwill of $9.2 million.



The Australian Gas Light Company and Subsidiaries
Notes to the Financial Statements
For the year ended 30 June 2006

Note 16 – Subsequent events

On 26 April 2006 AGL and Alinta agreed to merge their respective infrastructure businesses in a Heads of Agreement. AGL and Alinta subsequently signed a relationship deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of arrangement and an Alinta Scheme of arrangement. These Schemes involve the merger of AGL and Alinta's infrastructure and asset management businesses and the establishment of AGL Energy as a separate listed entity. These two new listed entities will be AGL Energy and New Alinta.

Preparation for the necessary shareholders meetings is well underway including the preparation of Scheme Booklets together with directors' recommendations on each proposal. It is expected that these meetings will take place in October 2006. The implementation of the schemes is dependent upon obtaining necessary shareholders approval at these meetings. The effect of obtaining the AGL shareholder approval has not been included in these financial statements.

On 21 June 2006 AGL announced the intended acquisition of BHP Billiton's 50% interest in the Queensland coal seam gas project at Moranbah. Financial close is expected in August 2006 with effect from 1 January 2006. AGL's share of revenue and expenses from the effective date to financial close will be adjusted against the acquisition price. A deposit of $9.3 million has been paid and is included in Oil and Gas assets at 30 June 2006, with a further payment of $83.7 million on completion excluding transaction costs.

Note 17 – Information on audits or review

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This report, and the accounts upon which the report is based (if separate), use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☐	The accounts have been subject to review.
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5. The entity has a formally constituted Audit and Risk Management committee.

Mark Johnson

Mark Johnson
Chairman

16 August 2006

The Australian Gas Light Company and Subsidiaries

Directors' Declaration for the Year Ended 30 June 2006

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the consolidated entity.

The directors also declare that, in their opinion:

(a) there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable; and

(b) the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Mark Johnson
Chairman

Paul Anthony
Managing Director

Sydney, 16 August 2006


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/08/2006

TIME: 11:59:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Lodges Scheme Booklet with ASIC

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light C ompany

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

August 10, 2006

AGL lodges scheme booklet with ASIC

The Australian Gas Light Company (AGL) has lodged with the Australian Securities and Investments Commission (ASIC) the draft Scheme Booklet relating to its Scheme of Arrangement to create AGL Energy and merge AGL's infrastructure assets and services business with that of Alinta Limited.

Once the AGL Scheme Booklet is reviewed by ASIC and approved by the Federal Court of Australia, expected to be in late August, it will be released publicly and subsequently sent to AGL Shareholders. Dispatch of the Scheme Booklet is anticipated to commence in the first week of September, with AGL holding a Shareholder Meeting in early October 2006 to vote on the recommended proposal.

At the completion of this transaction AGL will have achieved the benefits of its original demerger proposal by:

- Creating AGL's energy business which will be wholly owned by existing AGL Shareholders. It will include AGL's current energy assets and an initial 33 per cent interest (with an option to move to 100 per cent over 5 years) in Alinta's Western Australia retail and cogeneration business.
- AGL Shareholders owning around 46 per cent of the new Alinta through the merger of AGL's infrastructure assets and services businesses with those of Alinta.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato, Cato Counsel
0419 282 319

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/08/2006

TIME: 10:03:15

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL & ALN lodge Scheme Documentation with ASIC

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/08/2006

TIME: 14:40:29

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ACCC not to oppose Alinta/AGL Joint Venture Proposal

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.